As filed with the Securities and Exchange Commission on January 19, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NantKwest, Inc.

(Exact name of registrant as specified in its charter)

Delaware	43-1979754
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)

3530 John Hopkins Court

San Diego, California 92121

(858) 633-0300

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Richard Adcock

Chief Executive Officer

NantKwest, Inc.

3530 John Hopkins Court

San Diego, California 92121

(858) 633-0300

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

Stuart Cable Lisa Haddad Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570 -1000	Steven Yang General Counsel and Secretary NantKwest, Inc. 3530 John Hopkins Court San Diego, California 92121 (858) 633-0300	Charles Kim General Counsel and Secretary ImmunityBio, Inc. 9920 Jefferson Boulevard Culver City, California 90232 (310) 883-1300	Philip Richter Maxwell Yim Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share of Common Stock	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, par value $0.0001 per share	285,900,795	N/A	$116,361.74	$12.70

(1)

The number of shares of common stock, par value $0.0001 per share, of the registrant (“Common Stock”) being registered represents the estimated maximum number of shares of Common Stock to be issued by the registrant in connection with the merger with ImmunityBio, Inc. (“ImmunityBio”) described in the enclosed document (the “merger”) calculated by (a) multiplying (x) the maximum number of shares of common stock, par value $0.001 per share, of ImmunityBio (“ImmunityBio Common Stock”) estimated to be outstanding immediately prior to the merger (calculated as the sum of (1) 334,164,092 shares of ImmunityBio Common Stock outstanding as of January 19, 2021, plus (2) 1,921,128 shares of ImmunityBio Common Stock issuable upon exercise of ImmunityBio options outstanding as of January 19, 2021, plus (3) 2,000,000 shares of ImmunityBio Common Stock issuable upon exercise of a ImmunityBio warrant outstanding as of January 19, 2021, plus (4) 11,000,000 shares of ImmunityBio Common Stock issuable upon exercise or vesting of ImmunityBio equity awards that may be granted prior to the merger, by (y) the exchange ratio in the merger of 0.8190.

(2)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(2) under the Securities Act. ImmunityBio is a private company and no market exists for the equity securities of ImmunityBio. In addition, ImmunityBio has an accumulated capital deficit; therefore, pursuant to Rule 457(f)(2), the proposed maximum offering price is calculated as one-third of the product of the par value of $0.001 of each share of ImmunityBio Common Stock and the maximum number of shares of ImmunityBio Common Stock estimated to be outstanding immediately prior to the merger and cancelled in the merger calculated as described in Note 1.

(3)	Calculated by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.00010910.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy and consent solicitation statement/prospectus is not complete and may be changed. NantKwest may not issue the securities offered by this joint proxy and consent solicitation statement/prospectus until the registration statement containing this joint proxy and consent solicitation statement/prospectus has been declared effective by the Securities and Exchange Commission. This joint proxy and consent solicitation statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

PRELIMINARY JOINT PROXY AND CONSENT SOLICITATION STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED JANUARY 19, 2021

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

To Our Stockholders:

On behalf of the boards of directors of NantKwest, Inc. and ImmunityBio, Inc., we are pleased to enclose the accompanying joint proxy and consent solicitation statement/prospectus relating to the proposed combination of NantKwest and ImmunityBio.

On December 21, 2020, NantKwest and ImmunityBio entered into a merger agreement providing for the combination of the two companies to create a leading immunotherapy and cell therapy company focused on oncology and infectious disease. The combination will be implemented by means of a merger of a NantKwest subsidiary with and into ImmunityBio, resulting in ImmunityBio becoming a wholly-owned subsidiary of NantKwest. In connection with the closing of the merger, the combined company will assume the ImmunityBio name and shares of common stock of the combined company are expected to be listed on the NASDAQ Global Select Market under the symbol “IBRX”.

Dr. Patrick Soon-Shiong, Executive Chairman of NantKwest and Chairman and Chief Executive Officer of ImmunityBio, will serve as the Executive Chairman of the combined company. Richard Adcock, the Chief Executive Officer of NantKwest, will serve as the Chief Executive Officer of the combined company.

In the merger, NantKwest will issue to the stockholders of ImmunityBio 0.8190 of a share of its common stock, par value $0.0001 per share, for each outstanding share of ImmunityBio common stock. The newly issued shares will represent approximately 72% of the outstanding shares of the combined company on a fully diluted basis immediately following the merger.

In light of the fact that Dr. Soon-Shiong serves as the Chairman and Chief Executive Officer of ImmunityBio and he and his affiliates beneficially own approximately 88.9% of the outstanding shares of ImmunityBio common stock, the NantKwest board of directors formed a special committee of independent directors to evaluate the proposed merger and to make a recommendation to the NantKwest board of directors. Acting upon the recommendation of the NantKwest special committee, the NantKwest board of directors (other than Dr. Soon-Shiong and Barry J. Simon, M.D., President and Chief Administrative Officer of NantKwest, both of whom recused themselves from deliberations regarding the merger) declared the merger agreement and the transactions contemplated by the merger agreement advisable, approved and adopted the merger agreement and the transactions contemplated by the merger agreement, and recommends that the NantKwest stockholders vote “FOR” the proposals to be presented at a special meeting of the stockholders of NantKwest seeking approval of the issuance of shares to security holders of ImmunityBio as contemplated by the merger agreement and approval of the merger. The proposal seeking approval of the merger requires the affirmative vote of holders of a majority of the outstanding shares of NantKwest common stock as of [                ], 2021, not held by Dr. Soon-Shiong and his affiliates Cambridge Equities, LP and Chan Soon-Shiong Family Foundation or any of their respective controlled affiliates or any of the directors or executive officers of NantKwest or ImmunityBio.

This document is a proxy statement being provided to NantKwest stockholders in connection with the solicitation of their votes in favor of the proposals to be presented at the NantKwest special meeting. It is also a prospectus relating to the shares of NantKwest common stock to be issued to the ImmunityBio stockholders in the merger and a consent solicitation statement for ImmunityBio to solicit written consents from its stockholders for the adoption of the merger agreement. This document contains answers to frequently asked questions and a summary of the important terms of the merger, the merger agreement and related transactions, followed by a more detailed discussion.

Your vote on or consent to these matters is very important, regardless of the number of shares that you own. We ask NantKwest stockholders to please submit a proxy to have their shares voted in advance of the NantKwest special meeting by using one of the proxy voting methods described in the accompanying joint proxy and consent solicitation statement/prospectus. In addition, we ask ImmunityBio stockholders to please complete the enclosed written consent as soon as possible and return it promptly to ImmunityBio by one of the means described in the accompanying joint proxy and consent solicitation statement/prospectus.

The obligations of NantKwest and ImmunityBio to complete the merger are subject to the satisfaction or waiver of several conditions set forth in the merger agreement, which is included as Annex A to the accompanying joint proxy and consent solicitation statement/prospectus. Please carefully read this entire document, including “Risk Factors” beginning on page 24, for a discussion of the risks relevant to the merger and the combined company.

We are excited about the opportunities the merger brings to both NantKwest stockholders and ImmunityBio stockholders, and we thank you for your consideration and continued support.

Sincerely,

Michael Blaszyk Chairman of Special Committee of the Board of Directors NantKwest, Inc.	Patrick Soon-Shiong, MBBCh., FRCS (C), FACS Executive Chairman NantKwest, Inc. Chairman and Chief Executive Officer ImmunityBio, Inc.	Richard Adcock Chief Executive Officer NantKwest, Inc.

Neither the Securities and Exchange Commission nor any state securities regulatory authority has approved or disapproved of the merger or the securities to be issued under this joint proxy and consent solicitation statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this joint proxy and consent solicitation statement/prospectus. Any representation to the contrary is a criminal offense.

The date of the accompanying joint proxy and consent solicitation statement/prospectus is [                ], 2021, and it is first being mailed or otherwise delivered to NantKwest stockholders and ImmunityBio stockholders on or about [                ], 2021.

NantKwest, Inc.

3530 John Hopkins Court

San Diego, California 92121

(858) 633-0300

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of NantKwest, Inc.:

A special meeting of the stockholders of NantKwest, Inc. (“NantKwest”) will be held exclusively online via a live audio webcast at [www.proxydocs.com/NK] on [                ], 2021 at [                ] Pacific Time. There is no physical location for the special meeting. The special meeting is being held for the following purposes:

1.

To consider and vote on a proposal to approve the issuance of shares of common stock, par value $0.0001 per share, of NantKwest (the “NantKwest common stock”) to security holders of ImmunityBio, Inc. (“ImmunityBio”) as contemplated by the Agreement and Plan of Merger, dated as of December 21, 2020 (the “merger agreement”), by and among NantKwest, Nectarine Merger Sub, Inc., a wholly owned subsidiary of NantKwest (“Merger Sub”), and ImmunityBio, attached as Annex A to this joint proxy and consent solicitation statement/prospectus (the “stock issuance proposal”).

2.	To consider and vote on a proposal to approve the merger contemplated by the merger agreement (the “merger proposal”).

3.

To approve the adjournment of the NantKwest special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the stock issuance proposal or the merger proposal (the “adjournment proposal”).

Only holders of record of NantKwest common stock at the close of business on [                ], 2021 (the “NantKwest record date”), will be entitled to notice of and to vote at the special meeting.

In connection with the execution of the merger agreement, NantKwest and ImmunityBio have entered into a voting agreement with Dr. Patrick Soon-Shiong and certain of his affiliates who collectively owned and are entitled to vote approximately 64.4% of the outstanding shares of NantKwest common stock as of the NantKwest record date. Pursuant to the NantKwest voting agreement, those stockholders agreed, among other things, to vote their shares of NantKwest common stock in favor of the stock issuance proposal and the adjournment proposal. Because their shares represent more than a majority of shares of NantKwest common stock issued and outstanding as of the NantKwest record date, their vote will ensure the requisite vote will be received to approve such proposals.

The merger proposal requires for approval the affirmative vote of holders of a majority of the outstanding shares of NantKwest common stock as of the NantKwest record date not held by Dr. Soon-Shiong and his affiliates Cambridge Equities, LP and Chan Soon-Shiong Family Foundation or any of their controlled affiliates or any of the directors or executive officers of NantKwest or ImmunityBio.

Your vote is very important! Please vote by telephone, Internet at www.proxypush.com/NK or by completing, signing, dating and returning the enclosed proxy card, whether or not you expect to virtually attend the special meeting, so that your shares of NantKwest common stock may be represented at the special meeting if you are unable to virtually attend and vote electronically. Holders of NantKwest common stock of record and beneficial owners will be able to vote their shares electronically at the virtual special meeting. Submitting a vote before the special meeting will not preclude you from voting your shares electronically at the virtual special meeting should you decide to virtually attend. For specific instructions on how to participate in and vote your shares at the virtual special meeting, please refer to the section entitled “Questions and Answers about the Special Meeting and Consent Solicitation—Questions and Answers about the NantKwest Special Meeting” beginning on page 2 of the joint proxy and consent solicitation statement/prospectus.

BY ORDER OF THE NANTKWEST BOARD OF DIRECTORS,

STEVEN YANG
General Counsel and Corporate Secretary San Diego, California

ImmunityBio, Inc.

9920 Jefferson Boulevard

Culver City, California 90232

(310) 883-1300

NOTICE OF SOLICITATION OF WRITTEN CONSENT

To the Stockholders of ImmunityBio, Inc.:

The accompanying joint proxy and consent solicitation statement/prospectus is being delivered on behalf of the board of directors (the “ImmunityBio board”) of ImmunityBio, Inc. (“ImmunityBio”), to request that holders of ImmunityBio’s common stock, par value $0.001 (the “ImmunityBio common stock”), as of the close of business on the ImmunityBio record date (as defined below) execute and return written consents to approve the adoption of the Agreement and Plan of Merger, dated as of December 21, 2020, by and among NantKwest, Inc. (“NantKwest”), Nectarine Merger Sub, Inc., a wholly owned subsidiary of NantKwest (“Merger Sub”), and ImmunityBio attached as Annex A to this joint proxy and consent solicitation statement/prospectus (the “merger agreement”).

Pursuant to the merger agreement, Merger Sub will merge with and into ImmunityBio, with ImmunityBio continuing as the surviving corporation and a direct wholly owned subsidiary of NantKwest (the “merger”). In the merger, ImmunityBio stockholders will receive 0.8190 of a share of common stock, par value $0.0001 per share, of NantKwest for each outstanding share of ImmunityBio common stock they own. After the closing of the merger, the combined company shares will be listed on the NASDAQ Global Select Market and are expected to trade under the symbol “IBRX”.

The ImmunityBio board has fixed the close of business on [                ], 2021 as the record date for the consent solicitation.

This joint proxy and consent solicitation statement/prospectus describes the merger and the actions to be taken in connection with the merger and provides additional information about the parties involved. Please give this information your careful attention.

In connection with the execution of the merger agreement, NantKwest and ImmunityBio have entered into a voting agreement with Dr. Patrick Soon-Shiong and certain of his affiliates who collectively own and are entitled to vote approximately 88.9% of the outstanding shares of ImmunityBio common stock. Pursuant to the voting agreement, those stockholders agreed, among other things, to execute consents in favor of the adoption of the merger agreement and the transactions contemplated thereby within two business days of the date upon which the registration statement to which this accompanying joint proxy and consent solicitation statement/prospectus relates is declared effective. Because their shares represent more than a majority of the shares of ImmunityBio common stock issued and outstanding, their consents represent the requisite consents necessary for the adoption by the ImmunityBio stockholders of the merger agreement and the transactions contemplated thereby.

Your consent is very important! Please complete, date and sign the written consent furnished with the accompanying joint proxy and consent solicitation statement/prospectus and return it promptly to ImmunityBio by one of the means described in the section entitled “Questions and Answers about the Special Meeting and Consent Solicitation—Questions and Answers about ImmunityBio’s Consent Solicitation” beginning on page 6 of this joint proxy and consent solicitation statement/prospectus.

BY ORDER OF THE IMMUNITYBIO BOARD OF DIRECTORS,

CHARLES KIM
General Counsel and Corporate Secretary Culver City, California

ADDITIONAL INFORMATION

This joint proxy and consent solicitation statement/prospectus incorporates by reference important business and financial information about NantKwest from documents filed with the Securities and Exchange Commission (the “SEC”) that are not included in or delivered with this joint proxy and consent solicitation statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by NantKwest at no cost from the SEC’s website maintained at http://www.sec.gov. You can also find information about NantKwest and ImmunityBio by visiting NantKwest’s website at www.nantkwest.com or ImmunityBio’s website at www.immunitybio.com. Information contained on these websites does not constitute part of this joint proxy and consent solicitation statement/prospectus.

You may also request copies of documents incorporated by reference into this joint proxy and consent solicitation statement/prospectus, without charge upon your written or oral request by contacting NantKwest at the address or by telephone as specified below:

For NantKwest stockholders:

NantKwest, Inc.

Attn: Investor Relations

3530 John Hopkins Court

San Diego, California 92121

(858) 633-0300

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, NY 10018

Stockholders may call toll free:

(800) 322-2885

Banks and Brokers may call collect:

(212) 929-5500

If you would like to request any documents, please do so by [                ], 2021, in order to receive them before the NantKwest special meeting.

For a more detailed description of the information incorporated by reference into this joint proxy and consent solicitation statement/prospectus and how you may obtain it, please see “Where You Can Find More Information” on page 321 of this joint proxy and consent solicitation statement/prospectus.

ABOUT THIS JOINT PROXY AND CONSENT SOLICITATION STATEMENT/PROSPECTUS

This joint proxy and consent solicitation statement/prospectus, which forms part of a registration statement on Form S-4 filed by NantKwest with the SEC, constitutes a prospectus of NantKwest under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of the NantKwest common stock to be issued to ImmunityBio stockholders in the proposed merger pursuant to which a subsidiary of NantKwest will merge with and into ImmunityBio with ImmunityBio continuing as the surviving corporation and a direct wholly owned subsidiary of NantKwest, as more fully described herein. This joint proxy and consent solicitation statement/prospectus also constitutes a proxy statement for NantKwest and a consent solicitation statement for ImmunityBio. In addition, it constitutes a notice of meeting with respect to the NantKwest special meeting and a notice of written consent solicitation of ImmunityBio stockholders.

You should rely only on the information contained in, or incorporated by reference into, this joint proxy and consent solicitation statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy and consent solicitation statement/prospectus. This joint proxy and consent solicitation statement/prospectus is dated [                ], 2021, and you should assume that the information in this joint proxy and consent solicitation statement/prospectus is accurate only as of such date. You should assume that the information incorporated by reference into this joint proxy and consent solicitation statement/prospectus is accurate as of the date of such incorporated document. Neither the mailing or delivery of this joint proxy and consent solicitation statement/prospectus to NantKwest stockholders and ImmunityBio stockholders nor the issuance of shares of NantKwest common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy or consent, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

GLOSSARY

The following terms have the following meanings in this joint proxy and consent solicitation statement/prospectus (unless otherwise noted or the context otherwise requires):

•	“bylaws” means, with respect to NantKwest, the Amended and Restated Bylaws of NantKwest and, with respect to ImmunityBio, the Amended and Restated Bylaws of ImmunityBio, in each case as amended;

•

“certificate of incorporation” means, with respect to NantKwest, the Amended and Restated Certificate of Incorporation of NantKwest and, with respect to ImmunityBio, the Amended and Restated Certificate of Incorporation of ImmunityBio, in each case as amended;

•	“closing date” means the date on which the effective time occurs;

•	“combined company” means ImmunityBio and NantKwest on a combined basis following the effective time;

•

“dissenting shares” means shares of ImmunityBio common stock held by a holder who has properly exercised (and has not effectively withdrawn or lost) his, her or its appraisal rights under Section 262 of the Delaware General Corporation Law;

•	“effective time” means the effective time of the merger;

•	“exchange ratio” means the ratio of 0.8190 shares of NantKwest common stock to be issued to the ImmunityBio stockholders in the merger per issued and outstanding share of ImmunityBio common stock;

•

“fully diluted basis” means, in the references in this document to the percentage ownership on a fully diluted basis of the shares of the combined company to be owned by ImmunityBio stockholders and/or NantKwest stockholders, as applicable, upon consummation of the merger, the fully diluted number of shares of the combined company calculated treating as vested shares all restricted stock units of ImmunityBio and NantKwest expected to be outstanding as of closing, whether or not they will then be vested, treating as exercisable an outstanding warrant to purchase shares of common stock of ImmunityBio held by an affiliate of Dr. Patrick Soon-Shiong that will only become exercisable if a certain performance condition not yet satisfied is satisfied, and treating as exercisable all outstanding options of ImmunityBio and NantKwest, whether or not vested, but with the number of shares represented by such warrant and options determined using the treasury stock method using the closing share price for the NantKwest common stock of $10.26 on December 18, 2020, the last trading day before the announcement of the proposed merger and with all shares, restricted stock units, options and warrants of ImmunityBio assumed to be converted into equivalent securities of the combined company at the exchange ratio and in the case of warrants and options with the relevant adjustment to their strike price. The fully diluted number of shares of the combined company does not for this purpose take into account shares potentially issuable upon settlement of the contingent value rights previously issued by ImmunityBio.

•	“GAAP” means accounting principles generally accepted in the United States of America;

•	“ImmunityBio” means ImmunityBio, Inc., a Delaware corporation;

•	“ImmunityBio board” means the ImmunityBio board of directors;

•	“ImmunityBio common stock” means the common stock, par value $0.001 per share, of ImmunityBio;

•	“ImmunityBio stockholders” means the holders of ImmunityBio common stock;

•

“merger” means the merger of Merger Sub with and into ImmunityBio pursuant to the merger agreement, with ImmunityBio surviving the merger as the surviving corporation and a wholly owned subsidiary of NantKwest;

•	“merger agreement” means the Agreement and Plan of Merger, dated as of December 21, 2020, by and among NantKwest, Merger Sub and ImmunityBio, as amended from time to time;

•	“merger consideration” means the right to receive 0.8190 newly issued shares of NantKwest common stock;

•	“Merger Sub” means Nectarine Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of NantKwest;

•	“NantKwest” means NantKwest, Inc., a Delaware corporation;

•	“NantKwest board” means the NantKwest board of directors;

•	“NantKwest common stock” means the common stock, par value $0.0001 per share, of NantKwest;

•

“NantKwest special committee” means the special committee of independent and disinterested directors of NantKwest formed by the NantKwest board to, among other things, evaluate and negotiate the terms and conditions of the merger and to make a recommendation to the NantKwest board regarding the merger;

•	“NantKwest special meeting” means the meeting of the NantKwest stockholders in connection with the merger, as it may be adjourned or postponed from time to time;

•	“NantKwest stockholders” means the holders of NantKwest common stock;

•	“outside date” means September 20, 2021; and

•	“surviving corporation” means ImmunityBio as the surviving entity of the merger.

All currency amounts referenced in this joint proxy and consent solicitation statement/prospectus are in U.S. dollars.

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND CONSENT SOLICITATION

The following questions and answers are intended to address briefly some commonly asked questions regarding the merger and the NantKwest special meeting and certain procedures for ImmunityBio stockholders to deliver their written consents. These questions and answers may not address all questions that may be important to you as a NantKwest stockholder or an ImmunityBio stockholder. To better understand these matters, and for a description of the legal terms governing the merger, you should carefully read this entire joint proxy and consent solicitation statement/prospectus, including the annexes, as well as the documents that have been incorporated by reference into this joint proxy and consent solicitation statement/prospectus. See “Where You Can Find More Information” beginning on page 321. NantKwest and ImmunityBio are each first mailing this joint proxy and consent solicitation statement/prospectus to their respective stockholders on or about [                ], 2021.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What is the merger, and why am I receiving this document?

A:

On December 21, 2020, NantKwest and ImmunityBio entered into a merger agreement providing for the combination of the two companies to create a leading immunotherapy and cell therapy company focused on oncology and infectious disease. The combination will be implemented by means of a merger of a NantKwest subsidiary with and into ImmunityBio, resulting in ImmunityBio becoming a wholly-owned subsidiary of NantKwest. In connection with the closing of the merger, the combined company will assume the ImmunityBio name, and following the closing, its shares of common stock will be listed on the NASDAQ Global Select Market (the “NASDAQ”) and are expected to trade under the symbol “IBRX”.

NantKwest will hold the NantKwest special meeting to, among other things, obtain the approvals of NantKwest stockholders required to complete the merger, and NantKwest stockholders are receiving this document to help them decide how to vote their shares of NantKwest common stock with respect to the matters to be considered at the NantKwest special meeting. The merger cannot be completed unless NantKwest’s stockholders approve at the NantKwest special meeting a proposal to issue common stock in connection with the merger and a proposal in favor of the merger. ImmunityBio is also providing this document to its stockholders to solicit written consent to adopt the merger agreement. A copy of the merger agreement is attached to this joint proxy and consent solicitation statement/prospectus as Annex A. See “The Merger Agreement and Voting Agreements—Description of the Merger Agreement—Conditions to Completion of the Merger” beginning on page 178.

We urge you to read carefully this joint proxy and consent solicitation statement/prospectus, including the Annexes and the other documents referred to herein, in their entirety.

Q:	What will ImmunityBio stockholders receive in the merger?

A:

If the merger is completed, each share of ImmunityBio common stock issued and outstanding immediately prior to the effective time of the merger (other than shares directly owned by ImmunityBio as treasury stock or dissenting shares) will be converted into the right to receive 0.8190 shares of NantKwest common stock. Upon consummation of the merger, ImmunityBio stockholders will own approximately 72% of the outstanding shares of the combined company and NantKwest stockholders will own approximately 28% of the outstanding shares of the combined company, in each case, on a fully diluted basis.

Q:	When do you expect the merger to be completed?

A:

It is currently anticipated that the merger will be consummated promptly following the NantKwest special meeting, which is set for [                ], 2021; however, the meeting could be adjourned or postponed, as described herein. Moreover, neither NantKwest nor ImmunityBio can assure you of when or if the merger will be completed and it is possible that factors outside of the control of both companies could result in the merger being completed at a different time or not at all. See “The Merger Agreement and Voting Agreements—Description of the Merger Agreement—Conditions to Completion of the Merger” beginning on page 178.

Q:	What happens if the merger is not completed?

A:

If the merger is not completed, NantKwest and ImmunityBio will remain separate companies. See “The Merger Agreement and Voting Agreements—Description of the Merger Agreement—Termination of the Merger Agreement” and “Risk Factors” beginning on page 179 and page 24, respectively.

QUESTIONS AND ANSWERS ABOUT THE NANTKWEST SPECIAL MEETING

Q:	When and where is the NantKwest special meeting?

A:

The NantKwest special meeting will be held at [                ] Pacific Time, on [                ], 2021, in virtual format. NantKwest stockholders may attend, vote and examine the list of NantKwest stockholders entitled to vote at the NantKwest special meeting by visiting www.proxypush.com/NK and entering the control number found on their proxy card. In light of public health concerns regarding the COVID-19 pandemic, the NantKwest special meeting will be held in virtual meeting format only. You will not be able to attend the NantKwest special meeting physically.

Q:	What am I being asked to vote on and why is this approval necessary?

A:	The stockholders of NantKwest are being asked to vote on the following:

1.	A proposal to issue shares of NantKwest common stock to ImmunityBio stockholders as contemplated by the merger agreement (the “stock issuance”, and this proposal, the “stock issuance proposal”).

2.	A proposal to approve the merger (the “merger proposal”).

3.

A proposal to approve the adjournment of the NantKwest special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the stock issuance proposal or the merger proposal (the “adjournment proposal”).

NantKwest will hold the NantKwest special meeting to consider and vote upon these proposals. This joint proxy and consent solicitation statement/prospectus contains important information about the proposed merger and the other matters to be acted upon at the NantKwest special meeting.

Consummation of the merger is conditioned on approval of each of the merger proposal and the stock issuance proposal, subject to the terms of the merger agreement.

The vote of NantKwest stockholders is important. NantKwest stockholders are encouraged to vote as soon as possible after carefully reviewing this joint proxy and consent solicitation statement/prospectus.

Q:	What constitutes a quorum at the NantKwest special meeting?

A:

A majority of the voting power of the NantKwest common stock issued, outstanding and entitled to vote, present in person (which would include presence at a virtual meeting) or represented by proxy, is necessary to constitute a quorum. Abstentions and broker non-votes will be counted as present and entitled to vote for purposes of determining a quorum. However, because all proposals at the NantKwest special meeting are expected to be non-routine, NantKwest does not expect to receive any broker non-votes (which are shares of

NantKwest common stock held by brokers, banks or other nominees with respect to which the broker, bank or other nominee is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker, bank or other nominee does not have discretionary voting power on such proposal). In connection with the execution of the merger agreement, NantKwest and ImmunityBio have entered into the NantKwest voting agreement with the NantKwest significant stockholders who collectively owned approximately 64.4% of the outstanding shares of NantKwest common stock as of the NantKwest record date. Pursuant to the NantKwest voting agreement, those stockholders agreed, among other things, to be present at the NantKwest special meeting in person (which would include presence at a virtual meeting) or by proxy. As such, a quorum at the NantKwest special meeting is expected to be present.

Q:	What vote is required to approve each proposal at the NantKwest special meeting?

A:

The stock issuance proposal: Per the NASDAQ rules, the affirmative vote of a majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the NantKwest special meeting is required to approve the stock issuance proposal. As described above, in connection with the execution of the merger agreement, NantKwest and ImmunityBio have entered into the NantKwest voting agreement with Dr. Patrick Soon-Shiong and his affiliates Cambridge Equities, LP and Chan Soon-Shiong Family Foundation (collectively, the “NantKwest significant stockholders”) who collectively owned and are entitled to vote approximately 64.4% of the outstanding shares of NantKwest common stock as of the NantKwest record date. Pursuant to the NantKwest voting agreement, the NantKwest significant stockholders agreed, among other things, to vote their shares of NantKwest common stock in favor of the stock issuance proposal. Because their shares represent more than a majority of shares of NantKwest common stock issued and outstanding, their vote will ensure the requisite vote will be received to approve the stock issuance proposal.

The merger proposal: The affirmative vote of holders of a majority of all of the outstanding shares of NantKwest common stock as of the NantKwest record date, other than shares of NantKwest common stock held by the NantKwest significant stockholders or any of their respective controlled affiliates or any directors or executive officers of NantKwest or ImmunityBio is required to approve the merger proposal. If such majority of the minority of NantKwest stockholders fails to approve the merger proposal, the merger will not occur.

The adjournment proposal: The affirmative vote of a majority of the voting power of the shares of NantKwest common stock present in person (which would include presence at a virtual meeting) or represented by proxy at the NantKwest special meeting and entitled to vote on the proposal is required to approve the adjournment proposal. Votes by the NantKwest significant stockholders in favor of the adjournment proposal will constitute the required stockholder approval for the adjournment proposal. The vote on the adjournment proposal is a vote separate and apart from the votes to approve the stock issuance proposal and the merger proposal. NantKwest does not intend to call a vote on this proposal if the stock issuance proposal and the merger proposal are approved at the NantKwest special meeting. The merger is not conditioned on the approval of the adjournment proposal.

Q:	What do I need to do now?

A:

NantKwest urges you to read carefully and consider the information contained in this joint proxy and consent solicitation statement/prospectus, including the Annexes and the other documents referred to herein, and to consider how the merger will affect you as a NantKwest stockholder. NantKwest stockholders should then vote as soon as possible in accordance with the instructions provided in this joint proxy and consent solicitation statement/prospectus and on the enclosed proxy card.

Q:	How do I vote?

A:

After reading and carefully considering the information contained in this joint proxy and consent solicitation statement/prospectus, a NantKwest stockholder may submit a proxy or voting instructions for its shares of NantKwest common stock before the NantKwest special meeting in one of the following ways:

•

By Internet. If you are a registered owner of shares of NantKwest common stock, use the Internet to submit your proxy instructions and for the electronic delivery of information at any time before the NantKwest special meeting. Have the proxy card accompanying this joint proxy and consent solicitation statement/prospectus in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. The availability of Internet voting for beneficial owners holding shares of NantKwest common stock in “street name” will depend on the voting process of your broker, bank or other nominee. If you are a beneficial owner of shares of NantKwest common stock held in “street name,” please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

•

By Phone. If you are a registered owner of shares of NantKwest common stock, use any touch-tone telephone to dial [●] to submit your proxy instructions at any time before the NantKwest special meeting. Have your proxy card in hand when you call and then follow the instructions. If you submit a proxy by telephone, do not return your proxy card or voting instructions. The availability of telephone voting for beneficial owners holding shares of NantKwest common stock in “street name” will depend on the voting process of your broker, bank or other nominee. If you are an owner of shares of NantKwest common stock held in “street name,” please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

•

By Mail. Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided. If you are a beneficial owner of shares of NantKwest common stock held in “street name,” please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

In addition, NantKwest stockholders may vote at the NantKwest special meeting, which will be conducted exclusively online via live audio webcast at [www.proxydocs.com/NK] starting at [●] [a.m.]/[p.m.], Pacific Time, on [●], 2021. If NantKwest stockholders wish to ask a question to directors and/or members of management, please note that such questions must be submitted in advance of the NantKwest special meeting. To submit a question, mark the box on the proxy card when registering to attend the NantKwest special meeting and submit your written question or submit a question at [www.proxydocs.com/NK] after logging in with your control number. You will also be able to vote your shares electronically at the NantKwest special meeting by going to [www.proxydocs.com/NK] and registering in advance prior to the registration deadline of [●] and entering your control number, which is included on the proxy card that you received. Because the NantKwest special meeting is completely virtual and being conducted online via live audio webcast, stockholders will not be able to attend the meeting in person (which would include presence at a virtual meeting). Note that if your shares are held in the name of your broker, bank or other nominee and you wish to vote in person at the NantKwest special meeting, you must contact your broker, bank or other nominee and request a document called a “legal proxy.” You must submit this legal proxy in order to vote in person (which would include presence at a virtual meeting), and you must also register in advance as described above.

Q:	If my shares are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?

A:

If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide your broker, bank or other nominee with instructions on how to vote your shares. Please follow the voting instructions in the materials provided by your broker, bank or other nominee.

Brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that are “non-routine” without specific instructions from the beneficial owner. All proposals to be voted on at the NantKwest special meeting are expected to be “non-routine.”

If you are a NantKwest stockholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the stock issuance proposal, merger proposal or the adjournment proposal. The failure to instruct your broker, bank or other nominee on how to vote your shares will have no effect on the vote count for the stock issuance proposal or the adjournment proposal, but will have the same effect as a vote against the merger proposal.

Q:	What if I attend the NantKwest special meeting and abstain or do not vote?

A:	At the NantKwest special meeting:

1.

Abstentions will not be counted as votes cast on the stock issuance proposal and therefore will have no effect on the outcome of the stock issuance proposal. Because the stock issuance proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the NantKwest stock issuance proposal and will not be able to vote on the stock issuance proposal without receiving specific voting instructions from the beneficial owner. The failure of a beneficial owner to provide voting instructions to its broker, bank or other nominee will result in the applicable shares not being counted in determining the votes cast in connection with the stock issuance proposal, and will therefore have no effect on the outcome of the stock issuance proposal.

2.

Abstentions and shares deemed not in attendance at the NantKwest special meeting, whether due to a record holder’s failure to vote or a “street name” holder’s failure to provide any voting instructions to such holder’s broker, bank or other nominee, will have the same effect as a vote “AGAINST” the merger proposal. Because the merger proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the merger proposal and will not be able to vote on the merger proposal without receiving specific voting instructions from the beneficial owner.

3.

Abstentions with respect to the adjournment proposal also will have the effect of a vote “AGAINST” such proposal. Because the adjournment proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the adjournment proposal and will not be able to vote on the adjournment proposal without receiving specific voting instructions from the beneficial owner.

In addition, the votes approving the stock issuance proposal required to be cast by the NantKwest significant stockholders pursuant to the NantKwest voting agreement will constitute the required stockholder approval for the stock issuance proposal, and their votes in favor of the adjournment proposal will constitute the required stockholder approval for the adjournment proposal. Therefore, a failure of any other NantKwest stockholder to vote to approve the stock issuance proposal or the adjournment proposal is not expected to have any effect on the approval of the stock issuance proposal or the adjournment proposal.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:

If you sign and return your proxy card (or provide proxy instructions by means of the Internet or telephone) without indicating your vote on any particular proposal, the NantKwest common stock represented by your proxy will be voted as recommended by the NantKwest board with respect to that proposal.

Q:	May I change my vote after I have mailed my signed proxy card?

A:	Yes. NantKwest stockholders may send a later-dated, signed proxy card to [ ] so that it is received prior to the vote at the NantKwest special meeting or attend the NantKwest special meeting in person

(which would consist of presence at a virtual meeting) and vote. NantKwest stockholders also may revoke their proxy by sending a notice of revocation to [ ], which must be received prior to the vote at the NantKwest special meeting.

If you attend the NantKwest special meeting and vote online, any votes that you previously submitted — whether via the Internet, by telephone or by mail — will be revoked and superseded by the vote that you cast at the NantKwest special meeting.

Q:	What happens if I fail to take action with respect to the NantKwest special meeting?

A:

If you fail to take any action with respect to the NantKwest special meeting and the merger is approved by stockholders and consummated, you will be a stockholder of the combined company. If you fail to take any action with respect to the NantKwest special meeting and the merger is not approved, you will continue to be a stockholder of NantKwest.

Q:	What should I do if I receive more than one set of voting materials?

A:

NantKwest stockholders may receive more than one set of voting materials, including multiple copies of this joint proxy and consent solicitation statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive (or vote by means of Internet or telephone) in order to cast a vote with respect to all of your shares of NantKwest common stock.

Q:	Who can help answer my questions?

A:

If you have questions about the merger or if you need additional copies of the joint proxy and consent solicitation statement/prospectus or the enclosed proxy card you should contact: MacKenzie Partners, Inc. toll-free at 800-322-2885 or collect at 212-929-5500.

You may also obtain additional information about NantKwest from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information” on page 321.

QUESTIONS AND ANSWERS ABOUT IMMUNITYBIO’S CONSENT SOLICITATION

Q:	Did the ImmunityBio board approve the merger agreement?

A:

Yes. Following a review of the merger agreement and of the negotiations between ImmunityBio, NantKwest and their respective representatives with respect to the merger agreement, the ImmunityBio board, including its independent director, unanimously approved and declared advisable the merger agreement and the merger, upon the terms and conditions set forth in the merger agreement, and unanimously determined that the merger agreement and the merger are in the best interests of ImmunityBio and its stockholders. See “The Merger—Recommendation of the ImmunityBio Board of Directors and Reasons for the Merger” beginning on page 132.

Q:	What am I being asked to approve?

A:	ImmunityBio stockholders are being asked to approve the proposal to adopt the merger agreement and the transactions contemplated thereby (the “ImmunityBio merger proposal”).

Q:	What is the recommendation of the ImmunityBio board?

A:	The ImmunityBio board, including its independent director, unanimously recommends that the ImmunityBio stockholders approve the ImmunityBio merger proposal.

Q:	Who is entitled to give a written consent for ImmunityBio?

A:

The record date for determining the holders of ImmunityBio common stock entitled to execute and deliver written consents with respect to this solicitation is [                ], 2021, the ImmunityBio record date. ImmunityBio stockholders on the ImmunityBio record date will be entitled to give or withhold a consent using the written consent furnished with this joint proxy and consent solicitation statement/prospectus.

Q:	What approval is required by ImmunityBio stockholders to adopt the merger agreement?

A:

The approval of the ImmunityBio merger proposal requires the affirmative vote or consent of the holders of a majority of the voting power of the outstanding shares of ImmunityBio common stock (the “ImmunityBio stockholder approval”).

In connection with the execution of the merger agreement, NantKwest and ImmunityBio have entered into a voting agreement (the “ImmunityBio voting agreement”) with Dr. Patrick Soon-Shiong and certain of his affiliates who, collectively, own approximately 88.9% of the outstanding shares of ImmunityBio common stock. Pursuant to the ImmunityBio voting agreement, those stockholders agreed, among other things, to execute consents in favor of the adoption of the merger agreement and the transactions contemplated thereby within two business days of the date upon which the registration statement to which this joint proxy and consent solicitation statement/prospectus relates is declared effective. Because their shares represent more than a majority of the shares of ImmunityBio common stock issued and outstanding, their consents represent the requisite consents necessary for the adoption by the ImmunityBio stockholders of the merger agreement and the transactions contemplated thereby. See “The Merger Agreement and Voting Agreements—Description of the Voting Agreements—The ImmunityBio Voting Agreement” on page 184 for additional information.

Q:	How can I return my written consent?

A:

If you hold shares of ImmunityBio common stock as of the close of business on the ImmunityBio record date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to ImmunityBio. Once you have completed, dated and signed the written consent, you may deliver it to ImmunityBio by emailing a .pdf copy to [EMAIL] or by mailing your written consent to [ADDRESS]. ImmunityBio will not call or convene any meeting of its stockholders in connection with the approval of the ImmunityBio merger proposal. ImmunityBio stockholders should not send stock certificates with their written consents.

Q:	What happens if I do not return my written consent?

A:

If you hold shares of ImmunityBio common stock as of the ImmunityBio record date and you do not return your written consent, it will have the same effect as a vote against the ImmunityBio merger proposal. However, the execution and delivery of written consents by Dr. Patrick Soon-Shiong and certain of his affiliates pursuant to the ImmunityBio voting agreement will constitute the ImmunityBio stockholder approval at the time of such delivery. Therefore, a failure of any other ImmunityBio stockholder to deliver a written consent is not expected to have any effect on the approval of the ImmunityBio merger proposal.

Q:	What happens if I return my written consent but do not indicate a decision with respect to the proposal?

A:

If you hold shares of ImmunityBio common stock as of the ImmunityBio record date and you return a signed written consent without indicating your decision on the ImmunityBio merger proposal, you will have given your consent to approve such proposal.

Q:	Can I change or revoke my written consent?

A:

Yes. You may change or revoke your consent at any time before the closing of the merger. If you wish to change or revoke your consent, you may do so by sending in a new written consent with a later date by one of the means described in the section entitled “ImmunityBio Solicitation of Written Consents—Submission of Written Consents” on page 110.

Q:	What do I need to do now?

A:

ImmunityBio urges you to read carefully and consider the information contained in this joint proxy and consent solicitation statement/prospectus, including the Annexes and the other documents referred to herein, and to consider how the merger will affect you as a stockholder of ImmunityBio. The ImmunityBio board, including its independent director, unanimously recommends that all ImmunityBio stockholders approve the ImmunityBio merger proposal by executing and returning to ImmunityBio the written consent furnished with this joint proxy and consent solicitation statement/prospectus as soon as possible and no later than the consent deadline.

Q:	What will happen to my existing share of ImmunityBio common stock in the merger?

A:

At the effective time of the merger, your shares of ImmunityBio common stock will no longer represent an ownership interest in ImmunityBio, as each share of ImmunityBio common stock issued and outstanding immediately prior to the effective time (other than any cancelled shares or dissenting shares) will be cancelled and automatically converted into the right to receive 0.8190 of a share of NantKwest common stock, with any cash amount payable in respect of fractional shares of NantKwest common stock. See “The Merger Agreement and Voting Agreements—Description of the Merger Agreement—Merger Consideration” on page 163.

Q:	Do I have appraisal rights if I object to the merger?

A:

Yes. ImmunityBio stockholders have appraisal rights in connection with the merger under the Delaware General Corporation Law (the “DGCL”). See the section entitled “The Merger—Appraisal Rights or Dissenters’ Rights” on page 158.

Q:	Should I send my stock certificates to ImmunityBio now?

A:

No. Do not send in your certificates now. After the transaction is completed, a letter of transmittal and written instructions for the surrender of ImmunityBio stock certificates or electronic certificates, as applicable, will be mailed to ImmunityBio stockholders.

Q:	Who can help answer my questions?

A:

If you have questions about the transaction or the process for returning your written consent, or if you need additional copies of this joint proxy and consent solicitation statement/prospectus or a replacement written consent, please contact [ADDRESS] or [EMAIL].

Q:	What are the U.S. federal income tax consequences of the merger to U.S. Holders of ImmunityBio common stock?

A:

NantKwest and ImmunityBio intend that the merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). It is a condition to ImmunityBio’s obligation to complete the merger that ImmunityBio receive an opinion from Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) or another nationally recognized law firm reasonably acceptable to ImmunityBio, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the merger qualifies as a reorganization for U.S. federal income tax purposes, U.S. Holders (as defined below in “Material U.S. Federal Income Tax Consequences”) of ImmunityBio common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of shares of ImmunityBio common stock for shares of NantKwest common stock in the merger.

Please review the information set forth in the section entitled “Material U.S. Federal Income Tax Consequences” on page 185 for a more complete description of the material U.S. federal income tax consequences of the merger. The tax consequences to you of the merger will depend on your particular facts and circumstances. Please consult your own tax advisors as to the specific tax consequences to you of the merger.

SUMMARY

The following summary highlights selected information described in more detail elsewhere in this joint proxy and consent solicitation statement/prospectus and the documents incorporated by reference into this joint proxy and consent solicitation statement/prospectus and may not contain all the information that may be important to you. To understand the merger and the matters being voted on by NantKwest stockholders at the NantKwest special meeting and ImmunityBio stockholders by written consent more fully, and to obtain a more complete description of the legal terms of the merger agreement and the agreements related thereto, you should carefully read this entire document, including the annexes and the documents incorporated by reference herein and to which NantKwest and ImmunityBio refer you. Each item in this summary includes a page reference directing you to a more complete description of that topic. See “Where You Can Find More Information”.

The Parties

NantKwest, Inc.

NantKwest is an innovative, clinical-stage, immunotherapy company focused on harnessing the power of the innate immune system to treat cancer and infectious diseases. NantKwest is a Delaware corporation, and its common stock has been listed and traded on the NASDAQ under the ticker symbol “NK”. NantKwest’s principal executive office is located at 3530 John Hopkins Court, San Diego, California 92121, and its telephone number is (858) 633-0300. Additional information about NantKwest is included in documents incorporated by reference in this joint proxy and consent solicitation statement/prospectus. See “Where You Can Find More Information” beginning on page 321.

ImmunityBio, Inc.

ImmunityBio is a late-stage immunotherapy company developing next-generation therapies that drive immunogenic mechanisms for defeating cancer and infectious disease. ImmunityBio’s immunotherapy platform is designed to activate both the innate (natural killer cell and macrophage) and adaptive (T cell) immune systems to create long-term “immunological memory”. ImmunityBio is a Delaware corporation. ImmunityBio’s principal executive office is located at 9920 Jefferson Boulevard, Culver City, California 90232, and its telephone number is (310) 883-1300. Additional information about ImmunityBio is included in this joint proxy and consent solicitation statement/prospectus. See “Business of ImmunityBio” beginning on page 197.

Nectarine Merger Sub, Inc.

Merger Sub, a direct wholly-owned subsidiary of NantKwest, is a Delaware corporation formed on December 17, 2020, for the purpose of effecting the merger. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement.

NantKwest Special Meeting (See page 100)

The NantKwest special meeting will be conducted exclusively online via live audio webcast at [www.proxydocs.com/NK] starting at [●] [a.m.]/[p.m.], Pacific Time, on [●], 2021. You will be able to attend the NantKwest special meeting online and vote your shares electronically at the NantKwest special meeting by going to [●] and entering your control number, which is included on the proxy card that you received. Because the NantKwest special meeting is completely virtual and being conducted online via live audio webcast, stockholders will not be able to attend the meeting in person.

At the NantKwest special meeting, NantKwest stockholders will be asked to consider and vote upon the following items:

1.

Stock issuance proposal: to approve the issuance of shares of NantKwest common stock to security holders of ImmunityBio as contemplated by the merger agreement, a copy of which is attached as Annex A to this joint proxy and consent solicitation statement/prospectus;

2.	Merger proposal: to approve the merger contemplated by the merger agreement; and

3.

Adjournment proposal: to approve the adjournment of the NantKwest special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the stock issuance proposal or the merger proposal.

Only NantKwest stockholders who held NantKwest common stock of record as of the close of business on [●], 2021, the NantKwest record date, are entitled to vote at the NantKwest special meeting or any adjournments or postponements thereof. Each stockholder shall be entitled to one vote for each share of NantKwest common stock held by such stockholder.

In order for business to be conducted at the NantKwest special meeting, a quorum must be present. At the NantKwest special meeting, a majority of the voting power of the stock issued, outstanding and entitled to vote, present in person (which would include presence at a virtual meeting) or represented by proxy, is necessary to constitute a quorum. Abstentions and broker non-votes will be counted as present and entitled to vote for purposes of determining a quorum. However, because all proposals at the NantKwest special meeting are expected to be non-routine, NantKwest does not expect to receive any broker non-votes (which are shares of NantKwest common stock held by brokers, banks or other nominees with respect to which the broker, bank or other nominee is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker, bank or other nominee does not have discretionary voting power on such proposal).

Approval of the stock issuance proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the NantKwest special meeting.

Approval of the merger proposal requires the affirmative vote of holders of a majority of all of the outstanding shares of NantKwest common stock as of the NantKwest record date, other than shares of NantKwest common stock held by the NantKwest significant stockholders or any of their respective controlled affiliates or any directors or executive officers of NantKwest or ImmunityBio.

Approval of the adjournment proposal requires the affirmative vote of a majority of the voting power of the shares of NantKwest common stock present in person (which would include presence at a virtual meeting) or represented by proxy at the NantKwest special meeting and entitled to vote on the proposal.

Abstentions or a NantKwest stockholder’s failure to vote will not be counted as votes cast on the stock issuance proposal and therefore will have no effect on the outcome of the stock issuance proposal; however, an abstention or failure to vote with respect to the merger proposal will have the same effect as a vote “AGAINST” such proposal and an abstention or failure to vote with respect to the adjournment proposal by a NantKwest stockholder present in person or represented by proxy at the NantKwest special meeting and entitled to vote on the proposal will have the same effect as a vote “AGAINST” such proposal.

As of [                ], 2021, the directors and executive officers of NantKwest and their respective affiliates beneficially owned, in the aggregate, [            ] shares of NantKwest common stock, or approximately [    ]% of the voting power of the issued and outstanding shares of NantKwest common stock.

ImmunityBio Solicitation of Written Consents (See page 110)

ImmunityBio stockholders are being asked to adopt and approve the ImmunityBio merger proposal by executing and delivering the written consent furnished with this joint proxy and consent solicitation statement/prospectus.

Only ImmunityBio stockholders of record as of the close of business on [                ], 2021, the ImmunityBio record date, will be entitled to execute and deliver a written consent. Each holder of ImmunityBio common stock is entitled to one vote for each share of ImmunityBio common stock held as of the ImmunityBio record date.

The approval of the ImmunityBio merger proposal requires the affirmative vote or consent of the holders of a majority of the voting power of the outstanding shares of ImmunityBio common stock. An ImmunityBio stockholder’s failure to return such stockholder’s consent will have a same effect as a vote against the ImmunityBio merger proposal.

As of [                ], 2021, directors and executive officers of ImmunityBio and their affiliates beneficially owned and were entitled to vote 296,963,072 shares of ImmunityBio common stock, representing approximately 88.9% of the ImmunityBio common stock outstanding on that date.

The Merger (See page 112)

Under the terms and subject to the conditions set forth in the merger agreement, at the effective time, Merger Sub will merge with and into ImmunityBio and the separate corporate existence of Merger Sub shall thereupon cease. ImmunityBio will survive the merger as the surviving corporation and a direct wholly-owned subsidiary of NantKwest. Prior to the closing of the merger, the NantKwest board shall take all action necessary, including approving amendments to its certificate of incorporation and bylaws as necessary, to change its name to “ImmunityBio, Inc.”, which will be the name of the combined company, effective as of the effective time.

Upon consummation of the merger, on a fully diluted basis, ImmunityBio stockholders and NantKwest stockholders will own approximately 72% and 28%, respectively, of the outstanding shares of common stock of the combined company. Shares of NantKwest common stock currently trade on the NASDAQ under the symbol “NK,” and shares of ImmunityBio common stock are not publicly traded. Following the consummation of the merger, shares of common stock of the combined company will be listed on the NASDAQ and are expected to trade under the symbol “IBRX”.

Merger Consideration (See page 163)

As a result of the merger, at the effective time, each share of ImmunityBio common stock that is issued and outstanding immediately prior to the effective time (other than (i) shares of ImmunityBio common stock owned directly by ImmunityBio as treasury stock or otherwise owned by ImmunityBio, NantKwest or any other direct or indirect wholly owned subsidiary of NantKwest and (ii) dissenting shares) will be converted automatically at the effective time into the right to receive 0.8190 newly issued shares of NantKwest common stock.

If the exchange ratio would result in an ImmunityBio stockholder being entitled to receive a fraction of a share of NantKwest common stock, such ImmunityBio stockholder will receive cash from NantKwest in lieu of such fractional interest in an amount determined by multiplying (i) the amount of the fractional share interest in a share of NantKwest common stock to which such holder is entitled under the merger agreement and (ii) the volume weighted average price for a share of NantKwest common stock on the NASDAQ (as reported by Bloomberg or, if not reported thereby, in another authoritative source mutually selected by NantKwest and ImmunityBio) for the three consecutive trading days ending on (and including) the third trading day immediately prior to the closing date.

Recommendation of the NantKwest Board of Directors and Reasons for the Merger (See page 126)

At a meeting held on December 20, 2020, the NantKwest board (other than Dr. Soon-Shiong and Barry J. Simon, M.D., President and Chief Administrative Officer of NantKwest, both of whom recused themselves from deliberations regarding the proposed transaction with ImmunityBio), acting upon the recommendation of the NantKwest special committee, (1) declared the merger agreement, and the transactions contemplated by the merger agreement, including the merger and the stock issuance, advisable, (2) approved and adopted the merger agreement and the transactions contemplated by the merger agreement, including the merger and the stock issuance, (3) directed that the stock issuance be submitted to the NantKwest stockholders for approval and the merger agreement and the transactions contemplated by the merger agreement, including the merger, be submitted to the NantKwest stockholders (other than the NantKwest significant stockholders and any of their respective controlled affiliates and the directors and executive officers of NantKwest and ImmunityBio) for approval by such holders, and (4) resolved to recommend that NantKwest stockholders vote to approve the stock issuance and that NantKwest stockholders (other than the NantKwest significant stockholders and any of their respective controlled affiliates and the directors and executive officers of NantKwest and ImmunityBio) vote to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger. The NantKwest board, acting upon the recommendation of the NantKwest special committee, recommends that NantKwest stockholders vote “FOR” each of the proposals to be considered at the NantKwest special meeting and described in this joint proxy and consent solicitation statement/prospectus.

For a description of the various factors considered by the NantKwest special committee and the NantKwest board in their determination to recommend, authorize, approve, and declare advisable the merger agreement, the merger, the stock issuance and the other transactions contemplated by the merger agreement, see the section titled “The Merger—Recommendation of the NantKwest Special Committee and NantKwest Board of Directors; Reasons for the Merger” beginning on page 126.

Recommendation of the ImmunityBio Board of Directors and Reasons for the Merger (See page 132)

After consideration, the ImmunityBio board (including the independent director of the ImmunityBio board) adopted resolutions determining that the merger agreement, the merger contemplated by the merger agreement and the other transactions contemplated by the merger agreement were advisable and in the best interests of ImmunityBio and its stockholders, adopting and approving the merger agreement and the transactions contemplated thereby, including the merger, and directing that the merger agreement be submitted to the holders of ImmunityBio common stock for consideration. The ImmunityBio board (including the independent director of the ImmunityBio board) recommends that the holders of ImmunityBio common stock adopt and approve the merger agreement and the transactions contemplated thereby, including the merger, by executing and delivering the written consent furnished with this joint proxy and consent solicitation statement/prospectus.

For a description of the various factors considered by the ImmunityBio board in reaching its decision to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement, see the section titled “The Merger—Recommendation of the ImmunityBio Board of Directors and Reasons for the Merger” beginning on page 132.

Opinion of the Financial Advisor to the NantKwest Special Committee (See page 134 and Annex B)

The NantKwest special committee engaged Barclays Capital Inc. to act as its financial advisor in connection with a potential strategic transaction with ImmunityBio. On December 20, 2020, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the NantKwest special committee that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the exchange ratio to be paid by NantKwest was fair, from a financial point of view, to NantKwest.

The full text of Barclays’ written opinion, dated as of December 20, 2020, is attached as Annex B to this joint proxy and consent solicitation statement/prospectus. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety.

For more information, see the section titled “The Merger—Opinion of the Financial Advisor to the NantKwest Special Committee” beginning on page 134 and the full text of the written opinion of Barclays attached as Annex B to this joint proxy and consent solicitation statement/prospectus.

Board of Directors and Management of the Combined Company Following Completion of the Merger (See page 152)

Upon completion of the merger, the current directors of NantKwest are expected to continue as directors of the combined company, other than for changes as may be publicly announced by NantKwest in the future. Additionally, under the merger agreement, the NantKwest board shall take all action necessary so that, as of immediately following the effective time, up to three (3) individuals designated by ImmunityBio prior to closing shall be appointed as directors of NantKwest and the size of the NantKwest board shall be increased as necessary to include such individuals. Each such individual shall be reasonably acceptable to the Nominating and Corporate Governance Committee of the NantKwest board.

Dr. Patrick Soon-Shiong, the current Executive Chairman of NantKwest, will continue as the Executive Chairman of the board of directors of the combined company. Richard Adcock, the current Chief Executive Officer of NantKwest, will continue as the Chief Executive Officer of the combined company. Additionally, David Sachs, who currently serves as the Chief Financial Officer of ImmunityBio, will be appointed as Chief Financial Officer of the combined company.

Ownership of the Combined Company after the Merger (See page 154)

Based on the exchange ratio of 0.8190, on a fully diluted basis, NantKwest stockholders as of immediately prior to the merger will hold, in the aggregate, approximately 28% of the outstanding shares of common stock of the combined company immediately following the merger, and ImmunityBio stockholders as of immediately prior to the merger will hold, in the aggregate, approximately 72% of the outstanding shares of common stock of the combined company immediately following the merger.

It is estimated that, immediately following the closing date, Dr. Soon-Shiong and his affiliates will beneficially own, in the aggregate, approximately 82% of the outstanding shares of common stock of the combined company.

Interests of Certain NantKwest Directors and Executive Officers in the Merger (See page 154)

In considering the recommendation of the NantKwest special committee and the NantKwest board, NantKwest stockholders should be aware that certain of NantKwest’s directors and executive officers have interests in the merger that may be different from, or in addition to, those of NantKwest’s stockholders generally. In addition to Dr. Patrick Soon-Shiong’s ownership interests in NantKwest and ImmunityBio, as described below, each member of the NantKwest special committee will receive compensation in accordance with NantKwest’s Outside Director Compensation Policy in recognition of their responsibilities and the commitment of time required to serve in such capacity. The NantKwest special committee and the NantKwest board were aware of these interests and considered them, among other matters, prior to providing their respective approvals and recommendations with respect to the merger agreement and the transactions contemplated thereby.

Interests of Certain ImmunityBio Directors and Executive Officers in the Merger (See page 155)

In considering the recommendation of the ImmunityBio board, ImmunityBio stockholders should be aware that the executive officers and directors of ImmunityBio have interests in the merger that may be different from, or in addition to, those of ImmunityBio stockholders generally. In particular, Dr. Patrick Soon-Shiong, ImmunityBio’s Chairman and Chief Executive Officer, who together with his affiliates beneficially own approximately 88.9% of the outstanding ImmunityBio common stock, also serves as the Executive Chairman of NantKwest and together with his affiliates beneficially own approximately 64.6% of the outstanding shares of NantKwest common stock as of the NantKwest record date. An affiliate of Dr. Soon-Shiong also holds a warrant to purchase 2,000,000 shares of ImmunityBio common stock if a certain performance condition is satisfied. As noted above, immediately following the closing date, Dr. Soon-Shiong and his affiliates will beneficially own, in the aggregate, approximately 82% of the issued and outstanding shares of common stock of the combined company and the warrant held by an affiliate of Dr. Soon-Shiong will entitle the affiliate to purchase 1,638,000 shares of common stock of the combined company if the performance condition is satisfied. Additionally, pursuant to the ImmunityBio voting agreement, NantKwest agreed that the ImmunityBio significant stockholders (as defined below) will be entitled to registration rights in respect of the shares of common stock of the combined company issued to the ImmunityBio significant stockholders in the merger under a registration rights agreement in effect between NantKwest and Cambridge Equities, LP, an affiliate of Dr. Soon-Shiong. The ImmunityBio board (including the independent director of ImmunityBio) was aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, in approving the merger agreement, and in recommending the merger agreement and the transactions contemplated thereby.

Material U.S. Federal Income Tax Consequences (See page 157)

NantKwest and ImmunityBio intend that the merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to ImmunityBio’s obligation to complete the merger that ImmunityBio receive an opinion from Fried Frank or another nationally recognized law firm reasonably acceptable to ImmunityBio, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the merger qualifies as a reorganization, U.S. Holders (as defined below in “The Merger—Material U.S. Federal Income Tax Consequences”) of ImmunityBio common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of ImmunityBio common stock for NantKwest common stock in the merger.

Please review the information set forth in the section entitled “Material U.S. Federal Income Tax Consequences” on page 185 for a more complete description of the material U.S. federal income tax consequences of the merger.

Accounting Treatment of the Merger (See page 157)

The merger is expected to be accounted for as a transfer between entities under common control. Therefore, in the merger, the net assets of NantKwest will be combined with those of ImmunityBio at their historical carrying amounts and the companies will be presented on a combined basis for historical periods because they were under common control for all periods presented.

Federal Securities Law Consequences (See page 157)

All shares of NantKwest common stock received by ImmunityBio stockholders upon consummation of the merger will be freely tradable without restriction under the Securities Act, except that NantKwest common stock received in the merger by persons who become affiliates of the combined company for purposes of Rule 144 under the Securities Act may be transferred by them only pursuant to Rule 144, or as otherwise permitted under the Securities Act.

Regulatory Approvals (See page 157)

In the United States, NantKwest must comply with applicable federal and state securities laws and the rules and regulations of the NASDAQ in connection with the issuance of shares of NantKwest common stock to ImmunityBio stockholders in connection with the transactions contemplated by the merger agreement and the filing of this registration statement/prospectus with the SEC. Neither NantKwest nor ImmunityBio is required to obtain any regulatory approval from antitrust authorities to consummate the transactions contemplated by the merger agreement.

Certain ImmunityBio stockholders who as a result of the merger will hold shares of common stock of the combined company with a value in excess of $94 million may, unless exempt, be subject to the filing and waiting period requirements of the HSR Act (as defined below). Compliance with the applicable HSR Act procedures could delay the acquisition of shares of common stock of the combined company by affected ImmunityBio stockholders.

NASDAQ Listing of Combined Company Stock (See page 158)

The merger agreement obligates NantKwest to use its reasonable best efforts to cause (i) the shares of NantKwest common stock to be issued in the merger, (ii) the shares of NantKwest common stock issuable upon exercise or settlement of the ImmunityBio equity awards or ImmunityBio warrant (each as defined below) after the effective time and (iii) the shares of NantKwest common stock potentially issuable after the effective time pursuant to the contingent value rights issued by ImmunityBio in connection with a previously completed acquisition by ImmunityBio, to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the closing date. Following the merger, shares of common stock of the combined company will be listed on the NASDAQ and are expected to trade under the symbol “IBRX”.

Appraisal Rights or Dissenters’ Rights (See page 158)

Under Delaware law, NantKwest stockholders are not entitled to appraisal rights or dissenters’ rights in connection with the issuance of shares of NantKwest common stock as contemplated by the merger agreement.

However, ImmunityBio stockholders who do not consent to the adoption of the merger agreement will be entitled to exercise appraisal rights under Section 262 of the DGCL, with respect to their shares of ImmunityBio common stock, in connection with the merger if they take certain actions and meet certain conditions set forth in Section 262 of the DGCL. Failure to comply with Section 262 of the DGCL may result in an ImmunityBio stockholder waiving, or being unable to exercise, appraisal rights.

For more information regarding appraisal rights, please see “The Merger—Appraisal Rights or Dissenters’ Rights” beginning on page 158 of this joint proxy and consent solicitation statement/prospectus and the full text of Section 262 of the DGCL, attached as Annex C to this joint proxy and consent solicitation statement/prospectus.

Overview of the Merger Agreement (See page 162)

Conditions to Completion of the Merger (See page 178)

As more fully described in this joint proxy and consent solicitation statement/prospectus and as set forth in the merger agreement, the closing of the merger depends on a number of conditions being satisfied or waived (except with respect to the approval by NantKwest stockholders of the stock issuance proposal, the merger proposal and the approval by ImmunityBio stockholders of the ImmunityBio merger proposal, which are not waivable). These conditions include:

•	approval of the merger by:

•	holders of a majority of the outstanding shares of ImmunityBio common stock by action by written consent; and

•

holders of a majority of the outstanding shares of NantKwest common stock as of the NantKwest record date (excluding all shares of NantKwest common stock beneficially owned by any of the NantKwest significant stockholders or any of their respective controlled affiliates or by any of the directors or executive officers of NantKwest or ImmunityBio).

•

approval of the stock issuance proposal by at least a majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the NantKwest special meeting;

•	absence of any applicable law or order being in effect restraining, enjoining, making illegal or otherwise prohibiting consummation of the merger or the NantKwest stock issuance;

•

the effectiveness of the registration statement for the shares of NantKwest common stock to be issued in the merger (of which this joint proxy and consent solicitation statement/prospectus forms a part) and the absence of any stop order or similar restraining order by the SEC suspending that effectiveness;

•	the shares of NantKwest common stock to be issued to the ImmunityBio stockholders in the merger being authorized for listing on the NASDAQ, subject to official notice of issuance;

•

the accuracy of each party’s representations and warranties in the merger agreement (generally subject to a material adverse effect, materiality or de minimis standard) as of the date of the merger agreement and as of the closing date of the merger and the receipt by each party of a certificate from an executive officer of the other party certifying that this condition has been satisfied; and

•

the performance in all material respects by each party of the covenants and agreements required to be performed by it under the merger agreement and the receipt by each party of a certificate from an executive officer of the other party certifying that this condition has been satisfied.

The obligation of ImmunityBio to effect the merger is also subject to the satisfaction, or waiver by ImmunityBio, at or prior to the effective time of the following additional condition:

•

receipt of an opinion from Fried Frank, counsel to ImmunityBio, or another nationally recognized law firm reasonably satisfactory to ImmunityBio, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither NantKwest nor ImmunityBio can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

No Solicitation; Change of Recommendations (See page 170)

As more fully described in this joint proxy and consent solicitation statement/prospectus and as set forth in the merger agreement, NantKwest and ImmunityBio have agreed, subject to certain exceptions, among other things:

•

not to initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer that constitutes, or would be reasonably expected to lead to, any alternative acquisition proposal; and

•

not to engage in, continue or otherwise participate in any discussions or negotiations regarding, or that would be reasonably expected to lead to, any alternative acquisition proposal, or provide any nonpublic information or data to any entity in connection with any of the foregoing actions.

For a more detailed discussion on NantKwest and ImmunityBio and the ability of their boards of directors to consider other proposals, please see “The Merger Agreement and Voting Agreements—Description of the Merger Agreement—No Solicitation; Change of Recommendations” on page 170.

Termination of the Merger Agreement (See page 179)

NantKwest and ImmunityBio may mutually agree in writing to terminate the merger agreement before consummating the merger, even after approval of the stock issuance proposal or merger proposal by the NantKwest stockholders or approval of the ImmunityBio merger proposal by the ImmunityBio stockholders have been obtained.

In addition, either NantKwest or ImmunityBio may terminate the merger agreement if:

•

the closing of the merger has not occurred by the outside date; provided that such right to terminate the merger agreement will not be available to any party whose breach of its representations and warranties set forth in the merger agreement or whose failure to fulfill any of such party’s obligations under the merger agreement was a principal cause of or primarily resulted in the failure of the merger to be consummated by the outside date;

•

any order permanently restraining, enjoining or otherwise prohibiting consummation of the merger shall become final and non-appealable or any law shall have been enacted, entered, enforced or deemed applicable to the merger that prohibits, makes illegal or enjoins the consummation of the merger; provided that such right to terminate the merger agreement will not be available to any party whose failure to fulfill such party’s obligation to use its reasonable best efforts pursuant to the merger agreement was the principal cause of such judgment, order, injunction, rule, law, decree or other action; or

•

approval of the stock issuance proposal or the merger proposal shall not have been obtained at the NantKwest special meeting duly convened for such purpose or at any adjournment, recess or postponement thereof.

In addition, the merger agreement may be terminated at any time before the effective time under the following circumstances:

•	by NantKwest:

•	if the ImmunityBio board changes its recommendation in favor of the merger;

•

if there has been a breach of any representation, warranty, covenant or agreement made by ImmunityBio in the merger agreement, any such representation or warranty shall have become untrue after the date of the merger agreement or ImmunityBio shall have failed to perform in all material respects all obligations required to be performed by it under the merger agreement and, in each case, is not cured within the earlier of (i) 30 days after written notice thereof is given by NantKwest to ImmunityBio and (ii) one business day before the outside date; provided, however, that NantKwest shall not have the right to terminate the merger agreement pursuant to this bullet if NantKwest is then in breach of the merger agreement such that NantKwest has breached any representation, warranty, covenant or agreement made by NantKwest in the merger agreement, any such representation or warranty shall have become untrue after the date of the merger agreement or NantKwest shall have failed to perform in all material respects all obligations required to be performed by it under the merger agreement;

•

at any time prior to the approval of the stock issuance proposal or the merger proposal, in order to enter into an alternative acquisition agreement providing for a NantKwest superior proposal; provided, that the right to terminate the merger agreement for this reason will not be available unless substantially concurrently with or prior to (and as a condition to) such termination, (i) NantKwest pays to ImmunityBio a termination fee and (ii) NantKwest duly executes and delivers a definitive agreement with respect to such NantKwest superior proposal to the counterparty thereto; or

•

if the ImmunityBio stockholder approval shall not have been obtained within two business days after the registration statement for the shares of NantKwest common stock to be issued in the merger (of which this joint proxy and consent solicitation statement/prospectus forms a part) shall have been declared effective.

•	by ImmunityBio:

•

if the NantKwest special committee (or the NantKwest board acting upon the recommendation change of the NantKwest special committee) changes its recommendation in favor of the stock issuance and merger;

•

there has been a breach of any representation, warranty, covenant or agreement made by NantKwest or Merger Sub in the merger agreement, any such representation or warranty shall have become untrue after the date of the merger agreement or NantKwest or Merger Sub shall have failed to perform in all material respects all obligations required to be performed by it under the merger agreement and, in each case, is not cured within the earlier of (i) 30 days after written notice thereof is given by ImmunityBio to NantKwest and (ii) one business day before the outside date; provided, however, that ImmunityBio shall not have the right to terminate the merger agreement pursuant to this bullet if ImmunityBio is then in breach of the merger agreement such that ImmunityBio has breached any representation, warranty, covenant or agreement made by ImmunityBio in the merger agreement, any such representation or warranty shall have become untrue after the date of the merger agreement or ImmunityBio shall have failed to perform in all material respects all obligations required to be performed by it under the merger agreement; or

•

at any time prior to the time the ImmunityBio stockholder approval of the merger is obtained, in order to enter into an alternative acquisition agreement providing for an ImmunityBio superior proposal; provided, that the right to terminate the merger agreement for this reason will not be available unless substantially concurrently with or prior to (and as a condition to) such termination, (i) ImmunityBio pays to NantKwest a termination fee and (ii) ImmunityBio duly executes and delivers a definitive agreement with respect to such ImmunityBio superior proposal to the counterparty thereto.

Termination Fees (See page 181)

Termination Fees Payable by NantKwest

The merger agreement requires NantKwest to pay ImmunityBio a termination fee of $34,070,000 if:

•	the merger agreement is terminated by NantKwest in order to enter into an alternative acquisition agreement providing for a NantKwest superior proposal;

•

the merger agreement is terminated by ImmunityBio due to an adverse recommendation change by the NantKwest special committee (or the NantKwest board acting at upon the recommendation of the NantKwest special committee); or

•	(A) the merger agreement is terminated by either ImmunityBio or NantKwest because (I) approval of the merger proposal has not been obtained and (B) (I) a bona fide NantKwest acquisition proposal shall have been (1) made known to the NantKwest special committee or publicly made or disclosed and (2) not withdrawn (which withdrawal shall be public if such NantKwest acquisition proposal has been publicly made or disclosed) prior to the date of the NantKwest special meeting and (II) concurrently with or within twelve months of such termination, NantKwest shall have consummated a NantKwest acquisition proposal or entered into a definitive alternative acquisition agreement relating to a NantKwest acquisition proposal that is subsequently consummated (whether or not, in each case, such NantKwest acquisition proposal is the same one as the NantKwest acquisition proposal referred to above under (B)(I)).

In no event shall NantKwest be required to pay the termination fee on more than one occasion.

Termination Fees Payable by ImmunityBio

The merger agreement requires ImmunityBio to pay NantKwest a termination fee of $87,610,000 if:

•	the merger agreement is terminated by ImmunityBio to enter into an alternative acquisition agreement in respect of an ImmunityBio superior proposal;

•	the merger agreement is terminated by NantKwest due to an adverse recommendation change by the ImmunityBio board; or

•

(A) the merger agreement is terminated by NantKwest because the ImmunityBio stockholder approval was not obtained two business days after the registration statement (of which this joint proxy and consent solicitation statement/prospectus forms a part) was declared effective and (B) (I) a bona fide ImmunityBio acquisition proposal shall have been (1) made known to ImmunityBio or publicly made or disclosed and (2) not withdrawn (which withdrawal shall be public if such ImmunityBio acquisition proposal has been publicly made or disclosed) prior to the time of termination of the merger agreement and (II) concurrently with or within twelve months of such termination, ImmunityBio shall have consummated an ImmunityBio acquisition proposal or entered into an alternative acquisition agreement relating to an ImmunityBio acquisition proposal that is subsequently consummated (whether or not, in each case, such ImmunityBio acquisition proposal is the same one as the ImmunityBio acquisition proposal referred to above under (B)(I)).

In no event shall ImmunityBio be required to pay the termination fee on more than one occasion.

Overview of the Voting Agreements (See page 183)

In connection with the execution of the merger agreement, the NantKwest significant stockholders entered into the NantKwest voting agreement. Pursuant to the NantKwest voting agreement, each NantKwest significant stockholder agreed during the term of such agreement to, among other things, upon the terms and subject to the conditions therein, vote all of their shares of NantKwest common stock beneficially owned by them in favor of the stock issuance and any other actions presented to the NantKwest stockholders that are necessary or desirable to consummate the transactions contemplated by the merger agreement, and against (i) any action, proposal, agreement, transaction or proposed transaction that would reasonably be expected to result in a breach in any material respect of any obligation of (A) NantKwest, as set forth in the merger agreement, or (B) such NantKwest significant stockholders, as set forth in the NantKwest voting agreement and (ii) against any other action, proposal, agreement or transaction or proposed transaction, in each case, that would reasonably be expected to, prevent or materially delay the merger, the stock issuance or any of the other transactions contemplated by the merger agreement. The NantKwest voting agreement will have no impact on the requirement to obtain approval of the merger by holders of a majority of the outstanding shares of NantKwest common stock as of the NantKwest record date (excluding all shares of NantKwest common stock beneficially owned by any of the NantKwest significant stockholders or any of their respective controlled affiliates or by any of the directors or executive officers of NantKwest or ImmunityBio).

In connection with the execution of the merger agreement, Dr. Soon-Shiong and certain of his affiliates who hold shares of ImmunityBio common stock (collectively, the “ImmunityBio significant stockholders”) entered into a voting agreement with ImmunityBio and NantKwest (the “ImmunityBio voting agreement,” and together with the NantKwest voting agreement, the “voting agreements”). Pursuant to the ImmunityBio voting agreement, each ImmunityBio significant stockholder agreed during the term of such agreement to deliver to ImmunityBio a written consent in respect of all shares of ImmunityBio common stock over which such ImmunityBio significant stockholder then has the right to vote (or direct the voting of) in favor of the adoption of the merger agreement and the approval of the transactions contemplated by the merger agreement, not later than two business days after the registration statement for the shares of NantKwest common stock to be issued in the merger (of which this joint proxy and consent solicitation statement/prospectus forms a part) is declared effective by the SEC; and vote all of their shares of ImmunityBio common stock beneficially owned by them against (i) any action, proposal, agreement, transaction or proposed transaction that would reasonably be expected to result in a breach in any material respect of any obligation of (A) ImmunityBio, as set forth in the merger agreement, or (B) such ImmunityBio significant stockholders, as set forth in the voting agreement; and (ii) any other action, proposal, agreement or transaction or proposed transaction, in each case, that would reasonably be expected to prevent or materially delay the merger or any of the other transactions contemplated by the merger agreement. Additionally, pursuant to the ImmunityBio voting agreement, NantKwest agreed that the ImmunityBio significant stockholders will be entitled to registration rights in respect of the shares of common stock of the combined company issued to the ImmunityBio significant stockholders in the merger under a registration rights agreement in effect between NantKwest and Cambridge Equities, LP, an affiliate of Dr. Soon-Shiong.

The voting agreements automatically terminate without any further action required by any person upon the earliest to occur of (i) the termination of the merger agreement in accordance with its terms, (ii) the effective time, (iii) any amendment to the merger agreement that would materially affect the rights of any NantKwest significant stockholder or ImmunityBio significant stockholder, as applicable, with respect to the shares of NantKwest common stock or ImmunityBio common stock that are subject to the applicable voting agreement without the prior written consent of such NantKwest or ImmunityBio significant stockholder, as applicable, and (iv) upon the mutual written agreement of each NantKwest significant stockholder or each ImmunityBio significant stockholder party to the voting agreement, as applicable, ImmunityBio and NantKwest.

Market Price Data and Dividend Information

Shares of NantKwest common stock are traded on the NASDAQ Global Select Market under the symbol “NK”. ImmunityBio is a private company and shares of ImmunityBio common stock are not publicly traded. The following table sets forth, for the periods indicated, the range of high and low intraday sales prices for NantKwest common stock on the NASDAQ. The sales prices are as reported in published financial sources.

	NantKwest, Inc. Common Stock
	High	Low
Fiscal 2019
Quarter ended March 31, 2019	$1.87	$1.03
Quarter ended June 30, 2019	$1.65	$0.95
Quarter ended September 30, 2019	$1.55	$1.01
Quarter ended December 31, 2019	$4.89	$1.05
Fiscal 2020
Quarter ended March 31, 2020	$9.90	$2.60
Quarter ended June 30, 2020	$13.11	$2.52
Quarter ended September 30, 2020	$15.70	$6.03
Quarter ended December 31, 2020	$19.37	$6.80

The closing price of NantKwest common stock on December 18, 2020, the full trading day immediately prior to the public announcement of the merger on December 21, 2020, as reported on the NASDAQ, was $10.26 per share. The closing price of NantKwest common stock on [●], 2021, the latest practicable trading day before the date of this joint proxy and consent solicitation statement/prospectus, as reported on the NASDAQ, was $[●] per share.

Because the market price of NantKwest common stock is subject to fluctuation, the market value of the shares of NantKwest common stock that ImmunityBio stockholders will be entitled to receive in the merger may increase or decrease. In connection with the closing of the merger, the combined company will assume the ImmunityBio name, and following the closing, shares of the combined company will be listed on the NASDAQ and are expected to be traded under the symbol “IBRX”.

As of [●], 2021, NantKwest had approximately [●] holders of record of its common stock, and ImmunityBio had approximately [●] holders of record of its common stock. For further information, see the sections titled “Security Ownership of Certain Beneficial Owners and Management of ImmunityBio” and “Security Ownership of Certain Beneficial Owners and Management of NantKwest” in this joint proxy and consent solicitation statement/prospectus.

Neither NantKwest nor ImmunityBio has ever paid a dividend with respect to the shares of NantKwest common stock or ImmunityBio common stock, respectively.

Risk Factors (See page 24)

Before voting at the NantKwest special meeting or submitting a written consent pursuant to the ImmunityBio consent solicitation, you should carefully consider all of the information contained in or incorporated by reference into this joint proxy and consent solicitation statement/prospectus. In particular, you should consider the specific risk factors in the section titled “Risk Factors” beginning on page 24 of this joint proxy and consent solicitation statement/prospectus, which include, among others, the following risks:

•

The exchange ratio will not be adjusted based on the market price of NantKwest common stock so the merger consideration at the closing may have a greater or lesser value than at the time the merger agreement was signed;

•

The consummation of the merger is subject to a number of conditions and if those conditions are not satisfied or waived, the merger agreement may be terminated in accordance with its terms and the merger may not be completed;

•

Although NantKwest and ImmunityBio expect that the merger will result in synergies and other benefits, those synergies and benefits may not be realized or may not be realized within the expected time frame;

•	Both NantKwest and ImmunityBio have a history of operating losses and the combined company expects to continue to incur operating losses and may never be profitable;

•

The limited operating history of NantKwest and ImmunityBio, and the biotechnology industry in which the combined company will operate, make it difficult to evaluate the combined company’s business plan and prospects;

•

The combined company will be substantially dependent on the success of its product candidates and cannot guarantee that these product candidates will successfully complete development, receive regulatory approval or be successfully commercialized;

•	The combined company may use its financial and human resources to pursue a particular type of treatment, or treatment for a particular type of disease, and fail to capitalize on programs or treatment of other types of cancer or infectious diseases that may be more profitable or for which there is a greater likelihood of success;

•	The combined company may develop product candidates in combination with other therapies, which exposes it to additional risks;

•	It may take longer and cost more to complete the combined company’s clinical trials than it projects, or the combined company may not be able to complete them at all;

•

The U.S. Food and Drug Administration (“FDA”) regulatory approval process is lengthy and time-consuming, and the combined company may experience significant delays in the clinical development and regulatory approval of its product candidates;

•	The combined company’s clinical trials may fail to demonstrate adequately the safety and efficacy of its product candidates, which would prevent or delay regulatory approval and commercialization;

•

The combined company’s business could be adversely affected by the effects of health epidemics, pandemics or contagious diseases, including the recent pandemic of the disease caused by the novel coronavirus SARS-CoV-2 or COVID-19, in regions where it or third parties on which it relies have significant manufacturing facilities, concentrations of clinical trial sites or other business operations;

•

The combined company will be heavily dependent on its senior management, particularly Dr. Soon-Shiong, and although Dr. Soon-Shiong focuses heavily on ImmunityBio and NantKwest matters and is highly active in their management, he does devote a significant amount of his time to a number of different endeavors and companies; any loss of a member of the combined company’s senior management team in the future, even if only temporary, could harm its business;

•

If the combined company is unable to obtain, maintain, protect and enforce patent protection and other proprietary rights for its product candidates and technologies, it may not be able to compete effectively or operate profitably;

•

The use of the combined company’s technology and product candidates could potentially conflict with the rights of others, and third-party claims of intellectual property infringement, misappropriation or other violation against the combined company, its licensors or its collaborators may prevent or delay the development and commercialization of its product candidates and technologies;

•	The combined company’s rights to develop and commercialize its product candidates and technologies will be subject, in part, to the terms and conditions of licenses granted to it by others;

•	Dr. Soon-Shiong, the executive chairman and principal stockholder of the combined company, has significant interests in other companies which may conflict with the interests of the combined company;

•

Dr. Soon-Shiong and entities affiliated with him will collectively own a significant majority of the combined company’s common stock (as of immediately following the closing of the merger, approximately 79.2% of the shares of the combined company’s common stock outstanding as well as a warrant to purchase an additional 1,638,000 shares of the combined company’s common stock that may become exercisable subject to the satisfaction of certain performance conditions), and will be in a position to control actions that require stockholder approval; and

•

As of December 31, 2020, ImmunityBio had $254.6 million in related party debt owed to entities controlled by Dr. Soon-Shiong and may incur up to an additional $40.0 million of such debt prior to the closing. This debt will remain outstanding in accordance with its terms following the closing of the merger.

RISK FACTORS

In addition to the other information included or incorporated by reference in this joint proxy and consent solicitation statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements”, you should carefully consider the following risks before deciding how to vote. In addition, you should read and carefully consider the risks associated with each of NantKwest and its businesses. These risks can be found in NantKwest’s Annual Reports on Form 10-K for the year ended December 31, 2019 and subsequent Quarterly Reports on Form 10-Q, each of which is filed with the SEC and incorporated by reference into this joint proxy and consent solicitation statement/prospectus. For further information regarding the documents incorporated into this joint proxy and consent solicitation statement/prospectus by reference, please see the section titled “Where You Can Find More Information”. Realization of any of the risks described below, any of the events described under “Cautionary Statement Regarding Forward-Looking Statements” or any of the risks or events described in the documents incorporated by reference could have a material adverse effect on NantKwest’s, ImmunityBio’s or the combined company’s businesses, financial condition, cash flows and results of operations.

For the purposes of this section, references to “we”, “us”, “our” and other similar references shall mean the combined company or its management, as the context requires.

Risks Relating to the Merger

The consummation of the merger is subject to a number of conditions and if those conditions are not satisfied or waived, the merger agreement may be terminated in accordance with its terms and the merger may not be completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include, among others, the approval of the merger by a majority of the outstanding shares of NantKwest common stock as of the NantKwest record date (excluding all shares of NantKwest common stock beneficially owned by any of the NantKwest significant stockholders or any of their respective controlled affiliates or by any of the directors or executive officers of NantKwest or ImmunityBio), absence of orders prohibiting completion of the merger, effectiveness of the registration statement of which this joint proxy and consent solicitation statement/prospectus is a part, approval of the shares of common stock to be issued to ImmunityBio stockholders for listing on the NASDAQ and the performance by both parties of their covenants and agreements. These conditions to the closing of the merger may not be fulfilled in a timely manner or at all, and, accordingly, the merger may not be completed. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after stockholder approval, or NantKwest or ImmunityBio may elect to terminate the merger agreement in certain other circumstances. See “The Merger Agreement and Voting Agreements—Description of the Merger Agreement—Termination of the Merger Agreement” beginning on page 179.

Termination of the merger agreement could negatively impact ImmunityBio and NantKwest.

If the merger is not completed for any reason, including as a result of NantKwest stockholders declining to approve the proposals required to effect the merger, the ongoing businesses of ImmunityBio and NantKwest may be adversely impacted and, without realizing any of the anticipated benefits of completing the merger, ImmunityBio and NantKwest would be subject to a number of risks, including the following: (i) NantKwest may experience negative reactions from the financial markets, including negative impacts on its stock price (including to the extent that the current market price reflects a market assumption that the merger will be completed); (ii) ImmunityBio and NantKwest may experience negative reactions from their employees and others doing business with ImmunityBio or NantKwest; (iii) ImmunityBio and NantKwest will have incurred substantial expenses and will be required to pay certain costs relating to the merger, whether or not the merger is completed; and (iv) since the merger agreement restricts the conduct of ImmunityBio’s and NantKwest’s businesses prior to completion of the merger, each of ImmunityBio and NantKwest may not have been able to take certain actions during the pendency of the merger that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available (see the section entitled “The Merger Agreement and Voting Agreements—Description of the Merger Agreement—Conduct of Business Pending the Merger” beginning on page 168 of this joint proxy and consent solicitation statement/prospectus for a description of the restrictive covenants applicable to ImmunityBio and NantKwest).

ImmunityBio and NantKwest will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and others doing business with ImmunityBio or NantKwest may have an adverse effect on ImmunityBio and NantKwest. These uncertainties may impair both companies’ ability to attract, retain and motivate key personnel until the merger is completed. Retention of certain employees may be challenging during the pendency of the merger as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, the operations of the combined company following the merger could be negatively impacted.

NantKwest and ImmunityBio will incur transaction costs in connection with the merger.

Each of NantKwest and ImmunityBio has incurred and expects that it will incur significant, non-recurring costs in connection with consummating the merger. NantKwest and ImmunityBio may also incur additional costs to retain key employees. NantKwest and ImmunityBio will also incur significant legal, financial advisor, accounting, banking and consulting fees, SEC filing fees, printing and mailing fees and other costs associated with the merger. NantKwest and ImmunityBio estimate that they will incur $[●] in aggregate transaction costs. Some of these costs are payable regardless of whether the merger is completed.

Because the market price of shares of NantKwest’s common stock will fluctuate, ImmunityBio’s stockholders cannot be sure of the value of the merger consideration they will receive.

The ImmunityBio stockholders will receive in the merger for each ImmunityBio share a fixed exchange ratio of 0.8190 of a share of NantKwest common stock; it is not a number of shares with a particular fixed market value. See “The Merger Agreement and Voting Agreements—Description of the Merger Agreement—Merger Consideration” beginning on page 163. The market value of the combined company’s common stock at the effective time of the merger may vary significantly from the values of NantKwest common stock on the date of this document. Because the merger consideration is fixed and will not be adjusted to reflect any changes in the market value of shares of NantKwest’s common stock, the market value of the shares of NantKwest common stock issued in connection with the merger may be higher or lower than the values of those shares on earlier dates Accordingly, at the time of providing written consent to the ImmunityBio merger proposal, ImmunityBio stockholders will not know or be able to calculate the market value of the shares of NantKwest’s common stock they would receive upon the completion of the merger. Stock price changes may result from a variety of factors, including changes in the business, operations or prospects of NantKwest or ImmunityBio, regulatory considerations, and general business, market, industry or economic conditions. Many of these factors are outside of the control of NantKwest and ImmunityBio.

The unaudited pro forma condensed combined financial information included in this joint proxy and consent solicitation statement/prospectus is preliminary and the actual financial condition and results of operations after the merger may differ materially.

The unaudited pro forma financial information included in this joint proxy and consent solicitation statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the merger been completed on the date(s) indicated. Moreover, the pro forma adjustments are preliminary and based upon available information and certain assumptions and estimates that NantKwest and ImmunityBio currently believe are reasonable, but are subject to further revision as additional information becomes available and additional analyses are performed. Differences between the preliminary estimates reflected in the unaudited pro forma financial information and the final merger accounting, expected to be completed after the closing of the merger, will occur and these differences could have a material impact on the unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position. The actual amounts recorded as of the completion of the merger may differ materially from the information presented in the unaudited pro forma condensed combined financial statements. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 188.

ImmunityBio’s stockholders will have their rights as stockholders governed by the combined company’s organizational documents.

As a result of the completion of the merger, holders of shares of ImmunityBio common stock may become holders of shares of the combined company’s common stock, which will be governed by the combined company’s organizational documents. As a result, there will be differences between the rights currently enjoyed by ImmunityBio stockholders and the rights that ImmunityBio stockholders who become stockholders of the combined company will have as stockholders of the combined company. See “Comparison of Stockholders’ Rights” beginning on page 310.

NantKwest and ImmunityBio may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims could result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on NantKwest’s and ImmunityBio’s respective liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the merger, then that injunction may delay or prevent the merger from being completed, which may adversely affect NantKwest’s and ImmunityBio’s respective business, financial position and results of operations.

Risks Relating to the Combined Company Following the Merger

The market price of the combined company’s common stock could fluctuate significantly.

There have been periods of time when the U.S. securities markets have experienced significant price fluctuations. These price fluctuations may be day-to-day or they may last for extended periods of time. Significant price fluctuations in the securities markets as a whole may cause the market price of the combined company’s common stock to be volatile and subject to wide fluctuations. Historically, ImmunityBio has been a privately held company without an active market for its shares, and its current stockholders may seek liquidity following the closing of the transaction. The trading volume of the combined company’s common stock may fluctuate and cause significant price variations to occur. Additional factors that could cause fluctuations in, or have a material adverse effect on, the stock price or trading volume of the combined company’s common stock include:

•	general market and economic conditions, including market conditions in the biotechnology and pharmaceutical industries;

•

results of clinical trials and preclinical studies of the combined company’s product candidates, or those of the combined company’s competitors or the combined company’s existing or future collaborators;

•	actions taken by regulatory agencies with respect to the combined company’s product candidates, clinical studies, manufacturing process or sales and marketing terms;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and the combined company’s ability to obtain patent protection for its technologies;

•	actual or expected variations in quarterly operating results;

•	differences between actual operating results and those expected by investors and analysts;

•	sales of common stock by current ImmunityBio stockholders looking to liquidate in the public market;

•	changes in recommendations by securities analysts;

•	operations and stock performance of competitors;

•	accounting charges, including charges relating to the impairment of goodwill;

•	significant acquisitions or strategic alliances by the combined company or by competitors; and

•	recruitment or departure of key personnel.

There can be no assurance that the stock price of the combined company’s common stock will not fluctuate or decline significantly in the future. In addition, the stock market in general can experience considerable price and volume fluctuations that may be unrelated to the combined company’s performance.

The market price for the combined company’s common stock following the closing may be affected by factors different from those that historically have affected or currently affect NantKwest’s common stock.

Upon the closing, NantKwest and ImmunityBio stockholders will hold shares of the combined company’s common stock. The combined company’s business and financial position will differ from the respective business and financial positions of NantKwest and ImmunityBio before the closing and, accordingly, the results of operations of the combined company will be affected by some factors that are different from those currently affecting the results of operations of NantKwest and those currently affecting the results of operations of ImmunityBio, as separate companies. Accordingly, the market price and performance of the combined company’s common stock is likely to be different from the performance of NantKwest common stock in the absence of the merger. In addition, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, the combined company’s common stock, regardless of the combined company’s actual operating performance. For a discussion of the business of ImmunityBio, see “Business of ImmunityBio” and for a discussion of the business of NantKwest and some important factors to consider in connection therewith, see the documents incorporated by reference into this joint proxy and consent solicitation statement/prospectus and referred to under the section entitled “Where You Can Find More Information.”

Dr. Soon-Shiong, our executive chairman and our principal stockholder, has significant interests in other companies which may conflict with our interests.

Our executive chairman, Dr. Soon-Shiong, is the founder of NantWorks, LLC (“NantWorks”). The various NantWorks companies are currently exploring opportunities in the immunotherapy, oncology, infectious disease and inflammatory disease fields. In particular, NantKwest and ImmunityBio have agreements with a number of related parties that provide services, technology and equipment for use in their efforts to develop their product pipelines. Dr. Soon-Shiong holds a controlling interest, either directly or indirectly, in these entities. Consequently, Dr. Soon-Shiong’s interests may not be aligned with our other stockholders and he may from time to time be incentivized to take certain actions that benefit his other interests and that our other stockholders do not view as being in their interest as investors in our company. In addition, other companies affiliated with Dr. Soon-Shiong may compete with us for business opportunities or, in the future, develop products that are competitive with ours (including products in other therapeutic fields which we may target in the future). Moreover, even if they do not directly relate to us, actions taken by Dr. Soon-Shiong and the companies with which he is involved could impact us.

NantKwest and ImmunityBio are also pursuing supply arrangements for various investigational agents controlled by affiliates to be used in their clinical trials. If Dr. Soon-Shiong were to cease his affiliation with us or NantWorks, these entities may be unwilling to continue these relationships with us on commercially reasonable terms, or at all, and as a result may impede our ability to control the supply chain for our combination therapies. These collaboration agreements do not typically specify how sales will be apportioned between the parties upon successful commercialization of the product. As a result, we cannot guarantee that we will receive a percentage of the revenues that is at least proportional to the costs that we will incur in commercializing the product candidate.

Furthermore, in 2015, each of NantKwest and ImmunityBio entered into shared services agreements with NantWorks, pursuant to which NantWorks and its affiliates provide corporate, general and administrative and other support services to NantKwest, ImmunityBio and their respective subsidiaries. If Dr. Soon-Shiong was to cease his affiliation with us or with NantWorks, we may be unable to establish or maintain this relationship with NantWorks on a commercially reasonable basis, if at all. As a result, we could experience a lack of business continuity due to loss of historical and institutional knowledge and a lack of familiarity of new employees and/or new service providers with business processes, operating requirements, policies and procedures, and we may incur additional costs as new employees and/or service providers gain necessary experience. In addition, the loss of the services of NantWorks might significantly delay or prevent the development of our product candidates or achievement of other business objectives by diverting management’s attention to transition matters and identification of suitable replacements, if any, and could have a material adverse effect on our business and results of operations.

Dr. Patrick Soon-Shiong, through his voting control of the combined company, will be in a position to control actions that require stockholder approval.

Dr. Soon-Shiong, through his direct and indirect ownership of the combined company’s common stock, will have voting control of the combined company. Immediately following the closing, Dr. Soon-Shiong and certain of his affiliates are expected to beneficially own approximately 82% of the shares of the combined company’s common stock outstanding. Additionally, an affiliate of Dr. Soon-Shiong will hold a warrant to purchase an additional 1,638,000 shares of combined company common stock that will become exercisable if certain performance conditions are satisfied. Dr. Soon-Shiong also indirectly holds 139,768,338 contingent value rights (“CVRs”) issued to the former stockholders of Altor BioScience Corporation (succeeded by Altor BioScience LLC) (“Altor”) in connection with ImmunityBio’s acquisition of Altor. After the completion of the merger, if the underlying conditions for payment are met, the CVRs become payable in cash or shares of our common stock or any combination as the holder elects. Dr. Soon-Shiong has elected to receive shares of our common stock for all of the CVRs. Dr. Soon-Shiong will serve as Executive Chairman of the board of directors of the combined company following the closing.

Dr. Soon-Shiong will be in a position to control the outcome of corporate actions that require, or may be accomplished by, stockholder approval, including amending the bylaws of the combined company, the election or removal of directors and transactions involving a change of control. Dr. Soon-Shiong’s concentrated ownership could limit the ability of the remaining stockholders of the combined company to influence corporate matters, and the interests of Dr. Soon-Shiong may not coincide with the combined company’s interests or the interests of its remaining stockholders. In addition, entities affiliated with Dr. Soon-Shiong held promissory notes representing $254.6 million in indebtedness of ImmunityBio as of December 31, 2020, which debt will remain outstanding in accordance with its terms following the closing of the merger.

Although NantKwest and ImmunityBio expect that the merger will result in synergies and other benefits, those synergies and benefits may not be realized or may not be realized within the expected time frame.

The ability of NantKwest and ImmunityBio to realize the anticipated benefits of the merger will depend, to a large extent, on our ability to integrate NantKwest’s and ImmunityBio’s businesses in a manner that facilitates growth opportunities and achieves the projected synergies identified by each company without adversely affecting current revenues and investments in future growth. Even if we are able to integrate the two companies successfully, the anticipated benefits of the merger, including the expected synergies, may not be realized fully or at all or may take longer to realize than expected.

NantKwest’s and ImmunityBio’s businesses may not be integrated successfully or such integration may be more difficult, time consuming or costly than expected. Operating costs, customer loss and business disruption, including difficulties in maintaining relationships with employees, customers, suppliers or vendors, may be greater than expected following the merger. Revenues following the merger may be lower than expected.

The combination of two businesses is complex, costly and time-consuming and may divert significant management attention and resources to combining NantKwest’s and ImmunityBio’s business practices and operations. This process may disrupt NantKwest’s and ImmunityBio’s businesses. The failure to meet the challenges involved in combining the two businesses and to realize the anticipated benefits of the merger could cause an interruption of, or a loss of momentum in, the activities of the combined company and could adversely affect the results of operations of the combined company. The overall combination of NantKwest’s and ImmunityBio’s businesses may also result in material unanticipated problems, expenses, liabilities, competitive responses, and loss of customer and other business relationships. The difficulties of combining the operations of the companies include, among others:

•	the diversion of management attention to integration matters;

•

difficulties in integrating operations and systems, including intellectual property and communications systems, administrative and information technology infrastructure and financial reporting and internal control systems;

•	challenges in conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures between the two companies;

•	difficulties in integrating employees and attracting and retaining key personnel, including talent;

•	challenges in retaining existing, and obtaining suppliers and employees;

•	difficulties in achieving anticipated cost savings, synergies, accretion targets, business opportunities, financing plans and growth prospects from the combination;

•	difficulties in managing the expanded operations of a significantly larger and more complex company;

•	contingent liabilities that are larger than expected; and

•	potential unknown liabilities, adverse consequences and unforeseen increased expenses associated with the merger.

Many of these factors are outside of the control of NantKwest and ImmunityBio and will be outside the control of the combined company, and any one of them could result in lower revenues, higher costs and diversion of management time and energy, which could materially impact the business, financial condition and results of operations of the combined company. In addition, even if the operations of the businesses of NantKwest and ImmunityBio are integrated successfully, the full benefits of the merger may not be realized, including, among others, the synergies or growth opportunities that are expected. These benefits may not be achieved within the anticipated time frame or at all. Further, additional unanticipated costs may be incurred in the integration of the businesses of NantKwest and ImmunityBio. All of these factors could negatively impact the price of the combined company’s common stock following the merger. As a result, it cannot be assured that the combination of NantKwest and ImmunityBio will result in the realization of the full benefits expected from the merger within the anticipated time frames or at all. Accordingly, holders of the combined company’s common stock following the consummation of the merger may experience a loss as a result of a decline in the market price of such common stock. In addition, a decline in the market price of our common stock following the consummation of the merger could adversely affect the combined company’s ability to issue additional securities and to obtain additional financing in the future.

Both NantKwest and ImmunityBio have a history of operating losses and we expect to continue to incur losses and may never be profitable.

Both NantKwest and ImmunityBio are biopharmaceutical companies with broad portfolios of product candidates at various stages of development. Neither ImmunityBio nor NantKwest have any products approved for commercial sale or for which marketing approval has been sought, although ImmunityBio has generated limited revenues from license agreements and grant programs as well as from product sales of its proprietary GMP-in-a-Box bioreactors and related consumables associated with such equipment.

We expect to incur significant expenses as we seek to expand our business, including in connection with conducting research and development across multiple therapeutic areas, participating in clinical trial activities, continuing to acquire or in-license technologies, maintaining, protecting and expanding our intellectual property, seeking regulatory approvals and, upon successful receipt of FDA approval, commercializing our products. We will also incur costs as we hire additional personnel and increase our manufacturing capabilities, including the lease or purchase of a facility for the manufacturing of our product candidates for ongoing and future clinical trials and, upon potential receipt of FDA approval, for our initial commercialization activities. Moreover, the combined company does not expect to have any significant product sales or revenue for a number of years. These losses have had an adverse impact on the stockholders’ equity and working capital of NantKwest and ImmunityBio and, as these operating losses continue to increase significantly in the future due to such expenditures, will continue to have an adverse effect on the combined company’s stockholders’ equity and working capital. Because of the numerous risks and uncertainties associated with our product development efforts, we are unable to predict when the combined company may become profitable, if at all. Even if we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

Our ability to achieve profitability in the future is dependent upon obtaining regulatory approvals for our product candidates and successfully commercializing our product candidates alone or with third parties. However, our operations may not be profitable even if one or more of our product candidates under development are successfully developed and produced and thereafter commercialized.

The limited operating history of NantKwest and ImmunityBio, and the biotechnology industry in which the combined company will operate, make it difficult to evaluate the combined company’s business plan and prospects.

Each of NantKwest and ImmunityBio have only a limited operating history on which a decision to invest in the combined company can be based and against which we can test the plans and assumptions in our business plan. The future of the combined company is dependent upon its ability to implement its business plan, as that business plan may be modified from time to time by the combined company’s management and board of directors. Investors therefore cannot evaluate the likelihood of our success.

The combined company will face the problems, expenses, difficulties, complications and delays normally associated with a pre-commercial biotechnology company, many of which are beyond its control. Accordingly, the combined company’s prospects should be considered in light of the risks, expenses and difficulties frequently encountered in the establishment of a new business developing technologies in an industry that is characterized by a number of market entrants and intense competition. Because of our size and limited resources, we may not possess the ability to successfully overcome many of the risks and uncertainties frequently encountered by pre-commercial companies involved in the rapidly evolving field of immunotherapy. If our research and development efforts are successful, we may also face the risks associated with the shift from development to commercialization of new products based on innovative technologies. There can be no assurance that we will be successful in developing our business.

We will be substantially dependent on the success of our product candidates and cannot guarantee that these product candidates will successfully complete development, receive regulatory approval or be successfully commercialized.

Other than ImmunityBio’s proprietary GMP-in-a-Box bioreactors, NantKwest and ImmunityBio currently have no products approved for commercial sale or for which regulatory approval to market has been sought. ImmunityBio has invested a significant portion of its efforts and financial resources in the development of its main product candidates, Anktiva, aldoxorubicin and human adenovirus serotype 5 (“hAd5”) vaccine candidates. The combined company expects to invest heavily in these product candidates as well as in NantKwest’s existing product candidates and in any future product candidates that the combined company may develop. The combined company’s business depends entirely on the successful development, regulatory approval and commercialization of such product candidates, each of which may never occur. The combined company’s ability to generate revenues in the future is substantially dependent on its ability to develop, obtain regulatory approval for, and then successfully commercialize, its product candidates. NantKwest and ImmunityBio currently generate no meaningful revenues from the sale of any product candidates, and the combined company may never be able to develop or commercialize a product.

Our product candidates will require additional clinical and non-clinical development, regulatory approval, commercial manufacturing arrangements, establishment of a commercial organization, significant marketing efforts, and further investment before the combined company can generate any revenues from product sales. We cannot assure you that we will meet our timelines for current or future clinical trials, which may be delayed or not completed for a number of reasons, including the negative impact of the COVID-19 pandemic.

We will not be permitted to market or promote any of our product candidates before it receives regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates or regulatory approval that will allow us to successfully commercialize our product candidates. If we do not receive FDA or comparable foreign regulatory approval with the necessary conditions to allow successful commercialization, and then successfully commercialize our product candidates, we will not be able to generate revenues from those product candidates in the United States or elsewhere in the foreseeable future, or at all. Any significant delays in obtaining approval for and commercializing our product candidates will have a material adverse impact on our business and financial condition.

ImmunityBio has not previously submitted a Biologics License Application (“BLA”) for any biologics product candidates, or a New Drug Application (“NDA”) for any small molecule product candidates or similar marketing application to the FDA or comparable foreign authorities, for any product candidate, and the combined company cannot be certain that any current product candidates of ImmunityBio or NantKwest or any future product candidates of the combined company will be successful in clinical trials or receive regulatory approval. Furthermore, although we do not expect to submit a BLA and/or NDA with comparisons to existing or more established therapies, and we do not expect the FDA to base its determination with respect to product approval on such comparisons, the FDA may factor these comparisons into its decision whether to approve Anktiva. The FDA may also consider approvals of competing products, which may alter the treatment landscape concurrently with their review of the combined company’s BLA and/or NDA filings, and which may lead to changes in the FDA’s review requirements that have been previously communicated to us and our interpretation thereof, including changes to requirements for clinical data or clinical trial design. Such changes could delay approval or necessitate withdrawal of our BLA and/or NDA filings.

Our product candidates will be susceptible to the risks of failure inherent at any stage of product development, including the appearance of unexpected adverse events or failure to achieve primary endpoints in clinical trials. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials.

If approved for marketing by applicable regulatory authorities, our ability to generate revenues from our product candidates will depend on our ability to:

•	price our product candidates competitively such that third-party and government reimbursement leads to broad product adoption;

•	prepare a broad network of clinical sites for administration of our product;

•	create market demand for our product candidates through our own marketing and sales activities, and any other arrangements to promote these product candidates that we may otherwise establish;

•	receive regulatory approval for the targeted patient population(s) and claims that are necessary or desirable for successful marketing;

•

manufacture product candidates through contract manufacturing organizations (“CMOs”) or in our own, or our affiliates’, manufacturing facilities in sufficient quantities and at acceptable quality and manufacturing cost to meet commercial demand at launch and thereafter;

•	establish and maintain agreements with wholesalers, distributors, pharmacies, and group purchasing organizations on commercially reasonable terms;

•	obtain, maintain, protect and enforce patent and other intellectual property protection and regulatory exclusivity for our product candidates;

•	successfully commercialize any of our product candidates that receive regulatory approval;

•

maintain compliance with applicable laws, regulations, and guidance specific to commercialization including interactions with health care professionals, patient advocacy groups, and communication of health care economic information to payors and formularies;

•	achieve market acceptance of our product candidates by patients, the medical community, and third-party payors;

•	achieve appropriate reimbursement for our product candidates;

•

maintain a distribution and logistics network capable of product storage within our specifications and regulatory guidelines, and further capable of timely product delivery to commercial clinical sites;

•	effectively compete with other therapies or competitors; and

•	following launch, assure that our product will be used as directed and that additional unexpected safety risks will not arise.

Additionally, our ability to generate revenues from our combination therapy products will also depend on the availability of the other therapies with which our products are intended to be used. For example, ImmunityBio has in the past experienced, and may in the future experience, challenges obtaining sufficient quantities of bacillus Calmette-Guérin (“BCG”) for some of its clinical trials involving Anktiva due to global shortages. There can be no assurance that the combined company will be able to source adequate supplies of BCG to continue these clinical trials in a timely fashion or at all, and in the future there may be other supply-related challenges that delay or prevent patient enrollment and continued progress on our clinical trials. For more information, see “—Our clinical trials may not be initiated or completed when we expect and we may be required to conduct additional clinical trials or modify current or future clinical trials based on feedback we receive from the FDA.”

We may use our financial and human resources to pursue a particular type of treatment, or treatment for a particular type of disease, and fail to capitalize on programs or treatment of other types of cancer or infectious diseases that may be more profitable or for which there is a greater likelihood of success.

Because we have limited resources, we will have to choose to pursue and fund the development of specific types of treatment, or treatment for a specific type of disease, and may forego or delay pursuit of opportunities with other programs, investigational medicines or treatment for other types of diseases, which could later prove to have greater commercial potential. Moreover, given the rapidly evolving competitive landscape and the time it takes to advance a product through clinical development, an incorrect decision to pursue a particular type of treatment or disease may have a material adverse effect on our results of operations and negatively impact our future clinical strategies. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs for investigational medicines or clinical trials may not yield any commercially viable products. If we do not accurately evaluate and anticipate the commercial potential or target market for a particular type of treatment or disease, we may choose to spend our limited resources on a particular treatment, or treatment for a particular type of cancer, and then later learn that another type of treatment or disease that we previously decided not to pursue would have been more advantageous. We may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights.

We may develop product candidates in combination with other therapies, which exposes us to additional risks.

We may develop product candidates in combination with one or more other therapies. Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or comparable foreign regulatory authorities outside of the United States could revoke approval of the therapy used in combination with our product or that safety, efficacy, manufacturing or supply issues could arise with any of those existing therapies. If the therapies we use in combination with our product candidates are replaced as the standard of care for the indications we choose for any of our product candidates, the FDA or comparable foreign regulatory authorities may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our own products, if approved, being removed from the market or being less successful commercially.

We also may choose to evaluate product candidates in combination with one or more therapies that have not yet been approved for marketing by the FDA or comparable foreign regulatory authorities. We will not be able to market and sell any product candidate we develop in combination with an unapproved therapy for a combination indication if that unapproved therapy does not ultimately obtain marketing approval either alone or in combination with our product. In addition, unapproved therapies face the same risks described with respect to our product candidates currently in development and clinical trials, including the potential for serious adverse effects, delay in their clinical trials and lack of FDA approval. If the FDA or comparable foreign regulatory authorities do not approve these other drugs or revoke their approval of, or if safety, efficacy, quality, manufacturing or supply issues arise with, the drugs we choose to evaluate in combination with our product candidate we develop, we may be unable to obtain approval of or market such combination therapy.

It may take longer and cost more to complete our clinical trials than we project, or we may not be able to complete them at all.

For budgeting and planning purposes, we have projected the date for the commencement of future trials, and continuation and completion of NantKwest’s and ImmunityBio’s ongoing clinical trials. However, a number of factors, including scheduling conflicts with participating clinicians and clinical institutions, and difficulties in identifying and enrolling patients who meet trial eligibility criteria, may cause significant delays. Our clinical trials may also experience delays related to the COVID-19 pandemic; for more information, see “—Our business could be adversely affected by the effects of health epidemics, pandemics or contagious diseases, including the recent pandemic of the disease caused by the novel coronavirus SARS-CoV-2 or COVID-19, in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations.” We may not commence or complete clinical trials involving any of our product candidates as projected or may not conduct them successfully.

We may, however, experience difficulties in patient enrollment in our clinical trials for a variety of reasons. Our ability to enroll or treat patients in our other studies, or the duration or costs of those studies, could be affected by multiple factors, including, preliminary clinical results, which may include efficacy and safety results from ImmunityBio’s and NantKwest’s ongoing Phase II trials, but may not be reflected in the final analyses of these trials. Although preliminary data from ImmunityBio’s Phase I trials were generally positive, that data may not necessarily be representative of interim or final results, as new patients are cycled through the applicable treatment regimes. As the trials continue, the investigators may prioritize patients with more progressed forms of cancer than the initial patient population, based on the success or perceived success of that initial population. Patients with more progressed forms of cancer may be less responsive to treatment, and accordingly, interim efficacy data may show a decline in patient response rate or other assessment metrics. As the trials continue, investigators may shift their approach to the patient population, which may ultimately result in a decline in both interim and final efficacy data from the preliminary data, or conversely, an increase in final efficacy data following a decline in the interim efficacy data, as patients with more progressed forms of cancer are cycled out of the trials and replaced by patients with less advanced forms of cancer. This opportunity for investigator selection bias in our trials as a result of open-label design may not be adequately handled and may cause a decline in or distortion of clinical trial data from our preliminary results. Depending on the outcome of our studies, we may need to conduct one or more follow-up or supporting studies in order to successfully develop our product candidates for FDA approval. Many companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in earlier development, and we cannot be certain that we will not face such setbacks.

Furthermore, the timely completion of clinical trials in accordance with their protocols will depend, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion, including the ability of us or our collaborators to conduct clinical trials under the constraints of the COVID-19 pandemic. In addition, we expect that our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Accordingly, we cannot guarantee that our trials will progress as planned or as scheduled. Delays in patient enrollment may result in increased costs or may affect the timing or outcome of our clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates.

We expect to rely on medical institutions, academic institutions or contract research organizations (“CROs”) to conduct, supervise or monitor some or all aspects of clinical trials involving our product candidates. We will have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own. See “—NantKwest and ImmunityBio have limited experience conducting clinical trials and have relied and will rely on third parties and related parties to conduct many of our preclinical studies and clinical trials. Any failure by a third party, related party, or by us to conduct the clinical trials according to Good Clinical Practice (“GCP”) regulations, and in a timely manner may delay or prevent our ability to seek or obtain regulatory approval for or commercialize our product candidates.” If we fail to commence or complete, or experience delays in, any of our planned clinical trials, our stock price and our ability to conduct our business as currently planned could be harmed.

We currently anticipate that we will have to rely on our CMOs or partners to manufacture our product candidates for some of our clinical trials. If they fail to commence or complete, or experience delays in, manufacturing our product candidates, our planned clinical trials will be delayed, which will adversely affect our stock price and our ability to conduct our business as currently planned.

Our clinical trial costs may be higher than for more conventional therapeutic technologies or drug products.

Because NantKwest’s and ImmunityBio’s product candidates include, and we expect our product candidates to include, candidates based on advanced therapy technologies, we expect that they will require extensive research and development and have substantial manufacturing costs. In addition, costs to treat patients and to treat potential side effects that may result from our product candidates can be significant. Some clinical trial sites may not bill, or obtain coverage from Medicare, Medicaid, or other third-party payors for some or all of these costs for patients enrolled in our clinical trials, and clinical trial sites outside of the United States may not reimburse for costs typically covered by third-party payors in the United States, and as a result we may be required by those trial sites to pay such costs. Accordingly, our clinical trial costs are likely to be significantly higher per patient than those of more conventional therapeutic technologies or drug products.

Our clinical trials may fail to demonstrate adequately the safety and efficacy of our product candidates, which would prevent or delay regulatory approval and commercialization.

The clinical trials of our product candidates will be, and the manufacturing and marketing of our product candidates will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to test and market our product candidates. Before obtaining regulatory approvals for the commercial sale of any of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that our product candidates are both safe and effective, or safe, pure and potent, for use in each target indication. Because most of our product candidates will be subject to regulation as biological drug products, we will need to demonstrate that they are safe, pure, and potent for use in their target indications. For small molecule product candidates, we will need to demonstrate that they are safe and effective for their target indications. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use. The risk/benefit profile required for product licensure will vary depending on these factors and may include not only the ability to show tumor shrinkage, but also adequate duration of response, a delay in the progression of the disease, and/or an improvement in survival. For example, response rates from the use of our product candidates may not be sufficient to obtain regulatory approval unless we can also show an adequate duration of response. Regulatory authorities may ultimately disagree with our chosen endpoints or may find that our studies or study results do not support product approval. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our product candidates with small patient populations may not be predictive of the results of later-stage clinical trials or the results once the applicable clinical trials are completed. Additionally, early clinical trials may not produce data that support further development of our product candidates and regulatory authorities may not allow continued clinical development of our product candidates. Preliminary, single cohort or top-line results from clinical trials may not be representative of the final study results. The results of studies in one set of patients or line of treatment may not be predictive of those obtained in another and the results in various human clinical trials reported in scientific and medical literature may not be indicative of results we obtain in our clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. Preclinical studies may also reveal unfavorable product candidate characteristics, including safety concerns.

There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. Many companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization.

In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. NantKwest’s and ImmunityBio’s current and our future clinical trial results may not be successful. Moreover, should there be a flaw in a clinical trial or cross-site variation that are not properly addressed, it may not become apparent until the clinical trial is well advanced or until data from different sites become available. For example, NantKwest’s and ImmunityBio’s current clinical trials are, and we expect our clinical trials to be, conducted at multiple sites in different geographies, with different levels of experience and expertise by medical professionals, and these professionals may make mistakes or introduce site-specific variation that could have an impact on clinical trials by disqualifying patients or impacting patient ability to continue in a study or on the clinical data. Further, because we currently plan to test our product candidates for use with other oncology products, the design, implementation and interpretation of the clinical trials necessary for marketing approval may be more complex than if we were developing our product candidates alone.

In addition, even if such trials are successfully completed, we cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates.

ImmunityBio has reported preliminary results for clinical trials of its product candidates, including Anktiva. These preliminary results, which include assessments of efficacy, are subject to substantial risk of change due to small sample sizes and may change as patients are evaluated or as additional patients are enrolled in these clinical trials. These outcomes may be unfavorable, deviate from ImmunityBio’s earlier reports, and/or delay or prevent regulatory approval or commercialization of our product candidates, including candidates for which we have reported preliminary efficacy results.

Further, certain of our hypotheses regarding the potential benefits of our product candidates compared to alternative therapies and treatments are based on cross-trial comparisons of results that were not derived from head-to-head clinical trials. Such clinical trial data may not be directly comparable due to differences in study protocols, conditions and patient populations. Accordingly, these cross-trial comparisons may not be reliable predictors of the relative efficacy or other benefits of our product candidates compared to other product candidates that may have been approved previously.

Interim, initial, “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary or top-line data from our preclinical studies and clinical trials, which are based on preliminary analyses of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also may make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, top-line data should be viewed with caution until the final data are available.

From time to time, we may also disclose interim data from our preclinical studies and clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our common stock.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the interim, top-line or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

NantKwest and ImmunityBio have limited experience conducting clinical trials and have relied and will rely on third parties and related parties to conduct many of our preclinical studies and clinical trials. Any failure by a third party, related party, or by us to conduct the clinical trials according to Good Clinical Practice (“GCP”) regulations, and in a timely manner may delay or prevent our ability to seek or obtain regulatory approval for or commercialize our product candidates.

Historically NantKwest and ImmunityBio have been, and in the future the combined company may be, heavily reliant on third parties to conduct their clinical trials. NantKwest and ImmunityBio have a limited history of conducting clinical trials and have no experience as a company in filing and supporting the applications necessary to gain marketing approvals. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety, purity, and potency, or efficacy, for that indication. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities and clinical trial sites by, applicable regulatory authorities.

Large-scale clinical trials require significant financial and management resources, and reliance on third-party clinical investigators, CROs, CMOs, if used, partners or consultants. Relying on third-party clinical investigators, CROs or CMOs may force us to encounter delays and challenges that are outside of our control. We may not be able to demonstrate sufficient comparability between products manufactured at different facilities to allow for inclusion of the clinical results from patients treated with products from these different facilities, in our product registrations. Further, if we use CMOs, they may not be able to manufacture Anktiva or our other product candidates or otherwise fulfill their obligations to us because of interruptions to their business, including the loss of their key staff or interruptions to their raw material supply.

Our reliance on these third parties for development activities will reduce our control over these activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable trial protocol and legal, regulatory and scientific standards, and our reliance on CROs, clinical trial sites, and other third parties does not relieve us of these responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial and for ensuring that our preclinical studies are conducted in accordance with Good Laboratory Practice (“GLP”) regulations, as appropriate. Moreover, the FDA and comparable foreign regulatory authorities require us to comply with GCP for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity, and confidentiality of trial participants are protected. Regulatory authorities enforce these requirements through periodic inspections (including pre-approval inspections once a BLA or NDA is filed with the FDA) of trial sponsors, clinical investigators, trial sites and certain third parties including CMOs. If we, our CROs, clinical trial sites, or other third parties fail to comply with applicable GCP or other regulatory requirements, we or they may be subject to enforcement or other legal actions, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations.

Our clinical trials will need to be conducted with product candidates that were produced under current Good Manufacturing Practices (“cGMP”) regulations. Our failure to comply or our CMOs’ failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process. We also are required to register certain clinical trials and post the results of certain completed clinical trials on a government sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so could result in enforcement actions and adverse publicity.

NantKwest and ImmunityBio rely, and the combined company expects to rely, on other third parties to manufacture, package, label and ship their product candidates for the clinical trials that they conduct. Any performance failure on the part of these third parties could delay clinical development or marketing approval of our product candidates or commercialization of our product candidates, if approved, producing additional losses and depriving us of potential product revenues.

In addition, we will be required to report certain financial interests of our third-party investigators if these relationships exceed certain financial thresholds or meet other criteria. In the past, Immuno-Oncology Clinic, Inc. (the “Clinic”) has conducted, and in the future the Clinic may conduct, clinical trials involving ImmunityBio’s and NantKwest’s product candidates. NantWorks is a collection of healthcare and technology companies that is controlled, and a majority of which is owned, by the Executive Chairman of the combined company, Dr. Soon-Shiong, and provides certain administrative services (and has loaned money) to the Clinic. ImmunityBio and NantKwest are conducting ongoing clinical trials and single patient investigational new drug (“spIND”) applications that may include the use of Anktiva, aldoxorubicin or product candidates enabled by our adenovirus, or Ad, technologies. The FDA or comparable foreign regulatory authorities may question the integrity of the data from those clinical trials conducted by investigators that are determined to have conflicts of interest.

Our CROs, clinical trial sites and other third parties may also have relationships with other entities, some of which may be our competitors, for whom they may also be conducting clinical trials or other therapeutic development activities that could harm our competitive position. In addition, these third parties are not our employees, and except for remedies available to us under our agreements with them, we cannot control whether or not they devote sufficient time and resources to our ongoing clinical and preclinical programs. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our trial protocols, regulatory requirements or for other reasons, our trials may need to be repeated, extended, delayed or terminated, we may not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates, we will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates or we or they may be subject to regulatory enforcement actions. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed. To the extent we are unable to successfully identify and manage the performance of third-party service providers in the future, our business may be materially and adversely affected.

Our reliance on third parties can also present intellectual property-related risks. For example, collaborators may not properly obtain, maintain, enforce or defend intellectual property or proprietary rights relating to our product candidates or technology or may use our proprietary information in such a way as to expose us to potential litigation or other intellectual property-related proceedings, including proceedings challenging the scope, ownership, validity and enforceability of our intellectual property. Collaborators may also own or co-own intellectual property covering our product candidates or technology that results from our collaboration with them, and in such cases, we may not have the exclusive right to commercialize such intellectual property or such product candidates or technology. Collaborators may also gain access to our trade secrets or formulations and impact our ability to commercialize proprietary technology. We may also need the cooperation of our collaborators to enforce or defend any intellectual property we contribute to or that arises out of our collaborations, which may not be provided to us.

If any of our relationships with these third parties terminate, we may not be able to enter into alternative arrangements or do so on commercially reasonable terms. Switching or adding additional contractors involves additional cost and time and requires management time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays could occur, which could compromise our ability to meet our desired development timelines. In addition, if an agreement with any of our collaborators terminates, our access to technology and intellectual property licensed to us by that collaborator may be restricted or terminate entirely, which may delay our continued development of our product candidates utilizing the collaborator’s technology or intellectual property or require us to stop development of those product candidates completely.

ImmunityBio’s and NantKwest’s relative lack of experience conducting clinical trials may contribute to their planned clinical trials not beginning or completing on time, if at all. In addition, ImmunityBio and NantKwest have entered into agreements with the Clinic, a related party, to continue to conduct and oversee certain of its clinical trials. Large-scale clinical trials will require significant additional resources and reliance on CROs, clinical investigators or consultants. Consequently, our reliance on outside parties may introduce delays beyond our control. Our CROs, the Clinic and other third parties must communicate and coordinate with one another in order for our trials to be successful. Additionally, our CROs, the Clinic and other third parties may also have relationships with other commercial entities, some of which may compete with us. If our CROs, the Clinic or other third parties conducting our clinical trials do not perform their contractual duties or regulatory obligations, experience work stoppages, do not meet expected deadlines, terminate their agreements with us or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical trial protocols, GCP or other regulatory requirements or for any other reason, we may need to conduct additional clinical trials or enter into new arrangements with alternative CROs, clinical investigators or other third parties. We may be unable to enter into arrangements with alternative CROs on commercially reasonable terms, or at all.

We, the Clinic and the third parties upon which we intend to rely for conducting our clinical trials are required to comply with GCP. GCP are regulations and guidelines enforced by regulatory authorities around the world, through periodic inspections, for products in clinical development. If we or these third parties fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and have to be repeated, and our submission of marketing applications may be delayed or the regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We are subject to the risk that, upon inspection, a regulatory authority will determine that any of our clinical trials fails to comply or failed to comply with applicable GCP regulations. In addition, our clinical trials must be conducted with material produced under GMP and/or Good Tissue Practice (“GTP”) regulations, which are enforced by regulatory authorities. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be significantly impacted if our CROs, the Clinic, clinical investigators or other third parties violate federal or state healthcare fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

We also anticipate that part of our strategy for pursuing the wide range of indications potentially addressed by Anktiva will involve further investigator-initiated clinical trials. While these trials generally provide us with valuable clinical data that can inform our future development strategy in a cost-efficient manner, we generally have less control over not only the conduct but also the design of these clinical trials. Third-party investigators may design clinical trials involving our product candidates with clinical endpoints that are more difficult to achieve or in other ways that increase the risk of negative clinical trial results compared to clinical trials we may design on our own. Negative results in investigator-initiated clinical trials, regardless of how the clinical trial was designed or conducted, could have a material adverse effect on our prospects and the perception of our product candidates.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. In addition, in the past, the Clinic has conducted clinical trials involving NantKwest’s and ImmunityBio’s product candidates, and in the future the Clinic may conduct, clinical trials involving our product candidates. NantWorks, which is controlled by, and a majority of which is owned by, the Executive Chairman of the combined company, Dr. Soon-Shiong, provides certain administrative services (and has loaned money) to the Clinic. Under certain circumstances, we may be required to report some of these relationships to the FDA. The FDA may conclude that a financial relationship between us, the Clinic and/or a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of regulatory approval of one or more of our product candidates.

Our clinical trials may not be initiated or completed when we expect and we may be required to conduct additional clinical trials or modify current or future clinical trials based on feedback we receive from the FDA.

Clinical testing is expensive, time consuming and subject to uncertainty. We cannot guarantee that any current or future clinical trials will be conducted as planned or completed on schedule, if at all, or that any of the combined company’s product candidates will receive regulatory approval. ImmunityBio previously initiated clinical trials in patients with bladder cancer and in other indications, sometimes in collaboration with third parties. The combined company plans to initiate trials in new indications, and new cohorts in existing trials. Even as these trials progress, issues may arise that could require us to suspend or terminate such clinical trials or could cause the results of one cohort to differ from a prior cohort. For example, we may experience slower than anticipated enrollment in our clinical trials, which may consequently delay our BLA and/or NDA filing timelines or permit competitors to obtain approvals that may alter our BLA and/or NDA filing strategy. A failure of one or more clinical trials can occur at any stage of testing, and our future clinical trials may not be successful.

Events that may prevent successful or timely initiation or completion of clinical development or product approval include:

•

regulators or Institutional Review Boards (“IRBs”) may not authorize us or our investigators to commence a clinical trial, conduct a clinical trial at a prospective trial site, or amend trial protocols, or regulators or IRBs may require that we modify or amend our clinical trial protocols;

•	delays in reaching a consensus or inability to obtain agreement with the FDA or comparable foreign regulatory authorities on trial design or eligibility criteria for patient enrollment;

•

the FDA or comparable foreign regulatory authorities may disagree with our intended indications, trial design or our interpretation of data from preclinical studies and clinical trials or find that a product candidate’s benefits do not outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may not accept data from trials with clinical trial sites in foreign countries;

•

the FDA may not allow us to use the clinical trial data from a research institution to support an investigational new drug (“IND”) if we cannot demonstrate the comparability of our product candidates with the product candidate used by the relevant research institution in its clinical trials;

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delays in or failure to reach an agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•

imposition of a temporary or permanent clinical hold, such as the clinical hold on the Phase II/III clinical trial for ImmunityBio’s hAd5 COVID-19 vaccine candidate pending modifications to the protocol and FDA’s review of additional information, including of immunogenicity and safety data from the Phase I portion of the study, or the temporary hold previously experienced in ImmunityBio’s 2014 clinical study relating to aldoxorubicin; although this temporary clinical hold involved a single death of a compassionate use patient, since that time, aldoxorubicin has been administered in multiple Phase II clinical trials and a Phase III clinical trial with no further clinical holds;

•

suspensions or terminations by regulatory agencies, IRBs, or us for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks, undesirable side effects or other unexpected characteristics of the product candidate, or due to findings of undesirable effects caused by a biologically or mechanistically similar therapeutic or therapeutic candidate;

•	delays in adding new investigators or clinical trial sites, or withdrawal of clinical trial sites from a trial;

•	failure by our CROs, clinical trial sites or patients, or other third parties, or us to adhere to clinical trial requirements, including regulatory, contractual or protocol requirements;

•	failure to perform in accordance with the GCP requirements, or applicable regulatory guidelines in other countries;

•	occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

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changes in regulatory requirements and guidance that require amending or submitting new clinical protocols to regulatory authorities and IRBs, and which may cause delays in our development programs, or changes to regulatory review times;

•	there may be regulatory questions or disagreements regarding interpretations of data and results, or new information may emerge regarding our product candidates;

•	changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

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the cost of clinical trials of our product candidates being greater than we anticipate, or we may have insufficient funds for a clinical trial or to pay the substantial user fees required by the FDA upon the filing of a BLA or NDA;

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clinical trials of our product candidates producing negative or inconclusive results may fail to provide sufficient data and information to support product approval, or our trials may fail to reach the necessary level of statistical or clinical significance, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials, or preclinical studies, or abandon product development programs;

•

interruption of, or delays in receiving, supplies of our product candidates or other drugs or components of our therapies due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems;

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early results from our clinical trials of our product candidates may be negatively affected by changes in efficacy measures such as overall response rate and duration of response as more patients are enrolled in our clinical trials or as new cohorts of our clinical trials are tested, and overall response rate and duration of response may be negatively affected by the inclusion of unconfirmed responses in preliminary results that we report if such responses are not later confirmed;

•	we may not be able to demonstrate that a product candidate provides an advantage over current standards of care or current or future competitive therapies in development;

•	there may be changes to the therapeutics or their regulatory status which we are administering in combination with our product candidates;

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the FDA or comparable foreign regulatory authorities may fail to approve or subsequently find fault with the manufacturing processes or our manufacturing facilities for clinical and future commercial supplies;

•	the FDA or comparable regulatory authorities may take longer than we anticipate making a decision on our product candidates;

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transfer of our manufacturing processes to our CMOs or other larger-scale facilities operated by a CMO or by us and delays or failure by our CMOs or us to make any necessary changes to such manufacturing process;

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our use of different manufacturing processes within our clinical trials, and any effects that may result from the use of different processes on the clinical data that we have reported and will report in the future;

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delays in manufacturing, testing, releasing, validating, or importing/exporting sufficient stable quantities of our product candidates for use in clinical trials or the inability to do any of the foregoing, including as a result of any quality issues associated with the contract manufacturer;

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delays and additional costs associated with business disruptions, new regulatory requirements, social distancing and other restrictions imposed by governmental or regulatory agencies and clinical trial sites due to the COVID-19 pandemic, which may include enrollment delays or failures to follow trial protocols; and

•	obtaining sufficient supply of therapies that may be used in combination with our molecular agents or as comparative agents in clinical trials.

ImmunityBio is conducting its Phase II trial of Anktiva in combination with BCG in BCG unresponsive patients with non-muscle invasive bladder cancer, (“NMIBC”) in both carcinoma in situ (“CIS”) and papillary forms. Due to BCG shortages, delays were encountered in patient enrollment. As of December, 2020, ImmunityBio has completed its planned enrollment in the BCG unresponsive CIS cohort. ImmunityBio has enrolled patients who have received a lower dosage of BCG therapy before enrollment in its trial as a result of BCG shortages. During the period of shortages, ImmunityBio has also enrolled patients who have received a lower dosage of BCG therapy before enrollment in the trial due to the global shortage of BCG; for example, some patients received the recommended number of doses, but the amount per dose was one-third of recommended strength. All patients, without exception, received the number of BCG doses consistent with FDA guidance, and no less than approximately 90% of patients enrolled in the trial as of December, 2020 have received the amount of BCG recommended by the American Urological Association before enrolling in the trial.

The FDA agreed with ImmunityBio’s modification of the study design to allow enrollment of patients who have received a less than adequate dose of BCG as first line therapy. These patients received the full dose of BCG + Anktiva during the trial; however, such patients should not be considered BCG unresponsive. The disposition of such patients in the assessment of ImmunityBio’s trial results to support approval of Anktiva in BCG unresponsive CIS NMIBC patients will be determined by the FDA during their review. ImmunityBio may consider enrolling additional patients before BLA submission, and the labeling will reflect the enrolled patient population and will also be determined by the FDA during their review.

We also may conduct clinical and preclinical research in collaboration with other academic, pharmaceutical, biotechnology and biologics entities in which we combine our technologies with those of our collaborators. Such collaborations may be subject to additional delays because of the management of the trials, contract negotiations, the need to obtain agreement from multiple parties and the necessity of obtaining additional approvals for therapeutics used in the combination trials. These combination therapies will require additional testing and clinical trials will require additional FDA regulatory approval and will increase our future cost of expenses.

Any inability to successfully complete preclinical and clinical development could result in additional costs to the combined company or impair our ability to generate revenues. In addition, if we make manufacturing changes to our product candidates, we may be required to, or we may elect to, conduct additional trials to bridge our modified product candidates to earlier versions. These changes may require FDA approval or notification and may not have their desired effect. The FDA may also not accept data from prior versions of the product to support an application, delaying our clinical trials or programs or necessitating additional clinical trials or preclinical studies. We may find that this change has unintended consequences that necessitates additional development and manufacturing work, additional clinical and preclinical studies, or that results in refusal to file or non-approval of a BLA and/or NDA.

Clinical trial delays could shorten any periods during which our product candidates have patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical studies, clinical trials or other research. The number and types of preclinical studies and clinical trials that will be required for regulatory approval also vary depending on the product candidate, the disease or condition that the product candidate is designed to address and the regulations applicable to any particular product candidate. Approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. It is possible that any product candidates we may seek to develop in the future will never obtain the appropriate regulatory approvals necessary for us or any future collaborators to commence product sales. Any delay in completing development or obtaining, or failing to obtain, required approvals could also materially adversely affect our ability or that of any of our collaborators to generate revenues from any such product candidate, which likely would result in significant harm to our financial position and adversely impact our stock price.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities and receipt of necessary marketing approvals could be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients, who remain in the trial until its conclusion. We may experience difficulties or delays in patient enrollment in our clinical trials for a variety of reasons, including:

•	the size and nature of the patient population;

•	the severity of the disease under investigation;

•	the patient eligibility criteria defined in the protocol;

•	the size of the study population required for analysis of the trial’s primary endpoints;

•	the proximity of patients to trial sites;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	the efforts to facilitate timely enrollment in clinical trials and the effectiveness of recruiting publicity;

•	the patient referral practices of physicians;

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the number of patients required for clinical trials of our product candidates may be larger than we anticipate or enrollment in these clinical trials may be slower than we anticipate, potentially affecting our timelines for approval of our product candidates;

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patients that enroll in our studies may misrepresent their eligibility or may otherwise not comply with the clinical trial protocol, resulting in the need to drop such patients from the study or clinical trial, increase the needed enrollment size for the study or clinical trial or extend the study’s or clinical trial’s duration;

•	competing clinical trials for similar therapies or other new therapeutics not involving cell-based immunotherapy;

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clinicians’ and patients’ perceptions as to the potential advantages and side effects of the product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating;

•	clinical investigators enrolling patients who do not meet the enrollment criteria, requiring the inclusion of additional patients in the clinical trial;

•	approval of new indications for existing therapies or approval of new therapies in general;

•	our ability to obtain and maintain patient consents;

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the impact of the current COVID-19 pandemic or other material adverse events, which may affect the conduct of a clinical trial, including by slowing potential enrollment or reducing the number of eligible patients for clinical trials; and

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the risk that patients enrolled in clinical trials will not complete a clinical trial, return for post-treatment follow-up, or follow the required study procedures. For instance, patients, including patients in any control groups, may withdraw from the clinical trial if they are not experiencing improvement in their underlying disease or condition. Withdrawal of patients from our clinical trials may compromise the quality of our data.

In addition, we expect that our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Because the number of qualified clinical investigators is limited, we may need to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. Moreover, because our product candidates represent a departure from more commonly used methods for cancer and/or viral disease treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy and approved immunotherapies, rather than enroll patients in any future clinical trial.

Amendments to our clinical protocols may affect enrollment in, or results of, our trials, including amendments we have made to further define the patient population to be studied.

Even if we are able to enroll a sufficient number of patients in our clinical trials, delays in patient enrollment or small population size may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates.

Our product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential or result in significant negative consequences.

Results of our trials could reveal a high and unacceptable severity and prevalence of side effects, adverse events or unexpected characteristics. Undesirable side effects caused by our product candidates could cause us, IRBs, Drug Safety Monitoring Boards (“DSMBs”) or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. Even if we were to receive product approval, such approval could be contingent on inclusion of unfavorable information in our product labeling, such as limitations on the indicated uses for which the products may be marketed or distributed, a label with significant safety warnings, including boxed warnings, contraindications, and precautions, a label without statements necessary or desirable for successful commercialization, or requirements for costly post marketing testing and surveillance, or other requirements, including a Risk Evaluation and Mitigation Strategy (“REMS”) to monitor the safety or efficacy of the products, and in turn prevent us from commercializing and generating revenues from the sale of our current or future product candidates.

If unacceptable toxicities or side effects arise in the development of our product candidates, we, an IRB, DSMB or the FDA or comparable foreign regulatory authorities could order us to cease clinical trials, order our clinical trials to be placed on clinical hold, or deny approval of our product candidates for any or all targeted indications. The FDA or comparable foreign regulatory authorities may also require additional data, clinical, or preclinical studies should unacceptable toxicities arise. We may need to abandon development or limit development of that product candidate to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk/benefit perspective. Toxicities associated with our trials and product candidates may also negatively impact our ability to conduct clinical trials using tumor-infiltrating lymphocyte (“TIL”) therapy in larger patient populations, such as in patients that have not yet been treated with other therapies or have not yet progressed on other therapies.

Treatment-emergent adverse events could also affect patient recruitment or the ability of enrolled subjects to complete our trials or result in potential product liability claims. ImmunityBio has observed that certain events associated with its product candidates may include, for example, injection site pain and reaction, fatigue, nausea, vomiting, diarrhea, mucositis, abdominal pain, anorexia, chills, pyrexia, arthralgia, limb edema, myelosuppression (neutropenia, thrombocytopenia, and anemia) and hypoalbuminemia. Combination immunotherapy that includes ImmunityBio’s current product candidates may be associated with more frequent adverse events or additional adverse events, such as esophagitis, stomatitis, epistaxis, weight loss, headache, alopecia, night sweats, peripheral neuropathy, and death. In addition, these serious adverse effects may not be appropriately recognized or managed by the treating medical staff, as toxicities resulting from our product candidate are not normally encountered in the general patient population and by medical personnel. Any of these occurrences may harm our business, financial condition and prospects significantly.

The manufacture of our product candidates is complex, and we may encounter difficulties in production, particularly with respect to process development, quality control, or scaling-up of our manufacturing capabilities. If we or our related parties, or any of our third-party manufacturers encounter such difficulties, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.

NantKwest’s and ImmunityBio’s current product candidates include predominately biologics, vectors, small molecules and decentralized, advanced cell therapies. The manufacture of these product candidates involves complex processes, especially for our biologics, vectors and cell therapy product candidates, which are complex, highly regulated and subject to multiple risks. As a result of the complexities, the cost to manufacture biologics, vectors and cell therapies is generally higher than traditional small molecule chemical compounds, and the manufacturing process is less reliable and is more difficult to reproduce. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. If microbial, viral, environmental or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

Currently, NantKwest’s and ImmunityBio’s product candidates are manufactured using processes developed or modified by NantKwest or ImmunityBio, their respective affiliates or by their third-party research institution collaborators that the combined company may not intend to use for more advanced clinical trials or commercialization. As a result of these challenges, we may experience delays in our clinical development and/or commercialization plans. We may ultimately be unable to reduce the cost of goods for our product candidates to levels that will allow for an attractive return on investment if and when those product candidates are commercialized.

Currently NantKwest’s and ImmunityBio’s product candidates are manufactured by NantKwest, in partnership with ImmunityBio, or by CMOs. The combined company may use third-party CMOs or some of its related parties to manufacture its product candidates. Our product candidates may compete with other products and product candidates for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that are both capable of manufacturing for us and willing to do so. If our CMOs should cease manufacturing for us, we would experience delays in obtaining sufficient quantities of our product candidates for clinical trials and, if approved, commercial supply. Further, our CMOs may breach, terminate, or not renew these agreements. If we were to need to find alternative manufacturing facilities it would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. The commercial terms of any new arrangement could be less favorable than our existing arrangements and the expenses relating to the transfer of necessary technology and processes could be significant.

Reliance on third-party manufacturers entails exposure to risks to which we would not be subject if we manufactured the product candidate ourselves, including:

•	inability to negotiate manufacturing and quality agreements with third parties under commercially reasonable terms;

•	reduced day-to-day control over the manufacturing process for our product candidates as a result of using third-party manufacturers for all aspects of manufacturing activities;

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reduced control over the protection of our trade secrets, know-how and other proprietary information from misappropriation or inadvertent disclosure or from being used in such a way as to expose us to potential litigation;

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termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that may be costly or damaging to us or result in delays in the development or commercialization of our product candidates; and

•	disruptions to the operations of our third-party manufacturers or suppliers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier.

The manufacture of cell therapy products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of cell therapy products often encounter difficulties in production, particularly in scaling up initial production. These problems include difficulties with production costs and yields, quality control, including stability of the product candidate and quality assurance testing, shortages of qualified personnel and compliance with strictly enforced federal, state, local and foreign regulations.

Moreover, any problems or delays the combined company or its CMOs experience in preparing for commercial scale manufacturing of a product candidate may result in a delay in the FDA approval of the product candidate or may impair our ability to manufacture commercial quantities or such quantities at an acceptable cost, which could result in the delay, prevention, or impairment of clinical development and commercialization of our product candidates and could adversely affect our business. Furthermore, if we or our commercial manufacturers fail to deliver the required commercial quantities of our product candidates on a timely basis and at reasonable costs, we would likely be unable to meet demand for our products and we would lose potential revenues.

In addition, the manufacturing process and facilities for any products that we may develop are subject to FDA and foreign regulatory authority approval processes, and we or our CMOs will need to meet all applicable FDA and foreign regulatory authority requirements, including cGMP, on an ongoing basis. The cGMP requirements include quality control, quality assurance and the maintenance of records and documentation. The FDA and other regulatory authorities enforce these requirements through facility inspections. Manufacturing facilities must submit to pre-approval inspections by the FDA that will be conducted after we submit our marketing applications, including our BLAs and NDAs, to the FDA. Manufacturers are also subject to continuing FDA and other regulatory authority inspections following marketing approval. Further, we and our third-party CMOs must supply all necessary chemistry, manufacturing and quality control documentation in support of a BLA or NDA on a timely basis. There is no guarantee that we or our CMOs will be able to successfully pass all aspects of a pre-approval inspection by the FDA or other foreign regulatory authorities.

As product candidates progress through preclinical and clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize yield and manufacturing batch size, minimize costs and achieve consistent quality and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commercialize our product candidates, if approved, and generate revenues.

Our or our CMOs’ manufacturing facilities may be unable to comply with our specifications, cGMP, and with other FDA, state, and foreign regulatory requirements. Poor control of production processes can lead to the introduction of adventitious agents or other contaminants, or to inadvertent changes in the properties or stability of product candidates that may not be detectable in final product testing. If we or our CMOs are unable to reliably produce products to specifications acceptable to the FDA or other regulatory authorities, or in accordance with the strict regulatory requirements, we may not obtain or maintain the approvals we need to commercialize such products. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or our CMOs will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Deviations from manufacturing requirements may further require remedial measures that may be costly and/or time-consuming for us or a third party to implement and may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon us or third parties with whom we contract could materially harm our business.

Even to the extent we use CMOs, we are ultimately responsible for the manufacture of our products, if approved, and product candidates. A failure to comply with these requirements may result in regulatory enforcement actions against our manufacturers or us, including fines and civil and criminal penalties, which could result in imprisonment, suspension or restrictions of production, injunctions, delay or denial of product approval or supplements to approved products, clinical holds or termination of clinical trials, warning or untitled letters, regulatory authority communications warning the public about safety issues with the biologic, refusal to permit the import or export of the products, product seizure, detention, or recall, operating restrictions, suits under the federal civil False Claims Act (“FCA”) corporate integrity agreements, consent decrees, or withdrawal of product approval.

Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidate, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations and growth prospects.

Cell-based therapies and biologics rely on the availability of reagents, specialized equipment and other specialty materials, which may not be available to the combined company on acceptable terms or at all. For some of these reagents, equipment and materials, we rely or may rely on sole source vendors or a limited number of vendors, which could impair our ability to manufacture and supply our products, if approved.

Manufacturing our product candidates will require many reagents, which are substances used in our manufacturing processes to bring about chemical or biological reactions, and other specialty materials and equipment, some of which are manufactured or supplied by small companies with limited resources and experience to support commercial biologics production. NantKwest and ImmunityBio currently depend on a limited number of vendors for certain materials and equipment used in the manufacture of our product candidates. Some of these suppliers may not have the capacity to support clinical trials and commercial products manufactured under cGMP by biopharmaceutical firms or may otherwise be ill-equipped to support our needs. NantKwest and ImmunityBio also do not have supply contracts with many of these suppliers and may not be able to obtain supply contracts with them on acceptable terms or at all. Accordingly, we may experience delays in receiving key materials and equipment to support clinical or commercial manufacturing.

For some of these reagents, equipment and materials, NantKwest and ImmunityBio rely and we may in the future rely on sole source vendors or a limited number of vendors. An inability to continue to source product from any of these suppliers, which could be due to a number of issues, including regulatory actions or requirements affecting the supplier, adverse financial or other strategic developments experienced by a supplier, labor disputes or shortages, unexpected demands or quality issues, could adversely affect our ability to satisfy demand for our product candidates, which could adversely and materially affect our product sales and operating results or our ability to conduct clinical trials, either of which could significantly harm our business.

As the combined company seeks to develop and scale its manufacturing process, we expect that we will need to obtain rights to and supplies of certain materials and equipment to be used as part of that process. We may not be able to obtain rights to such materials on commercially reasonable terms, or at all, and if we are unable to alter our process in a commercially viable manner to avoid the use of such materials or find a suitable substitute, it would have a material adverse effect on our business. Even if we are able to alter our process so as to use other materials or equipment, such a change may lead to a delay in our clinical development and/or commercialization plans. If such a change occurs for a product candidate that is already in clinical testing, the change may require us to perform both ex vivo comparability studies and to collect additional data from patients prior to undertaking more advanced clinical trials.

We will be unable to commercialize our product candidates if our trials are not successful.

NantKwest’s and ImmunityBio’s research and development programs are each at an early stage. We must demonstrate our product candidates’ safety and efficacy in humans through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our product candidates, including but not limited to the following:

•	safety and efficacy results in various human clinical trials reported in scientific and medical literature may not be indicative of results we obtain in our clinical trials;

•	after reviewing test results, we or our collaborators may abandon projects that we might previously have believed to be promising;

•	we, our collaborators or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;

•	the standard of care may change as the result of new technology or therapies in our target clinical indications, precluding regulatory approval or limited commercial use if approved;

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the effects our potential products have may not be the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved;

•	manufacturers may not meet the necessary standards for the production of the product candidates or may not be able to supply the product candidates in a sufficient quantity; and

•	regulatory authorities may find that our clinical trial design or conduct does not meet the applicable approval requirements.

Clinical testing is very expensive, can take many years and the outcome is uncertain. It could take as much as 12 months or more before we learn the results from any clinical trial using Anktiva, aldoxorubicin, Ad and yeast technologies or other therapy. The data collected from our clinical trials may not be sufficient to support approval by the FDA of ImmunityBio’s Anktiva product candidate for the treatment of bladder cancer or of other therapies, including our hAd5 COVID-19 vaccine candidate. The clinical trials for our product candidates under development may not be completed on schedule and the FDA may not ultimately approve any of our product candidates for commercial sale. If we fail to adequately demonstrate the safety and efficacy of any product candidate under development, we may not receive regulatory approval for those product candidates, which would prevent us from generating revenues or achieving profitability.

Even if ImmunityBio’s lead product candidate, Anktiva, is approved and commercialized, the combined company may not become profitable.

ImmunityBio’s lead product candidate, Anktiva, is initially targeting a small population of patients that suffer from bladder cancer, lung cancer and metastatic pancreatic cancer, when used as a combination therapy. Even if the FDA approves this candidate for these indications, and even if the combined company obtains significant market share for it, because the potential target population may be small, we may never achieve profitability without obtaining regulatory approval for additional indications. The FDA often approves new therapies initially only for use in patients with relapsed or refractory metastatic disease, which may limit our patient population.

Additionally, ImmunityBio has issued CVRs to the former stockholders of Altor BioScience Corporation (succeeded by Altor BioScience LLC) (“Altor”) in connection with its acquisition of Altor. These CVRs become payable upon the attainment of certain regulatory and sales milestones related to Anktiva. The former Altor stockholders have the ability to choose to receive these payments either in cash, in an equivalent value of our common stock or in a combination of both cash and stock at the time such payments are due, except that Dr. Soon-Shiong and his related party, as prior stockholders of Altor, have irrevocably elected to receive all payments in respect of their CVRs in the form of our common stock. Such CVR payments to Dr. Soon-Shiong and his related party aggregate to approximately $279.5 million. The combined company may, however, still be required to pay the other prior Altor stockholders up to $164.2 million for the CVRs relating to the regulatory milestone and up to $164.2 million for the CVRs relating to the sales milestone should they choose to have these CVRs paid in cash instead of common stock. If this were to occur, the combined company may need to seek additional sources of capital and we may not be able to achieve profitability or positive cash flow. We plan to collaborate with governmental, academic and corporate partners, including affiliates, to improve and develop Anktiva, hAd5 and other therapies for new indications for use in combination with other therapies and to improve and develop the combined company’s other product candidates, which may expose us to additional risks, or we may not realize the benefits of such collaborations.

In addition to its own research and process development efforts, the combined company will seek to collaborate with government, academic research institutions and corporate partners, including its affiliates, to improve manufacturing of ImmunityBio’s existing product candidates, including Anktiva, hAd5 and yeast technologies, and to develop Anktiva and other therapies for new indications.

Because some of our collaborations are conducted at outside laboratories, and we do not have complete control over how the studies are conducted or reported or over the manufacturing methods used to manufacture ImmunityBio’s Anktiva product candidate, the results of such studies, which we may use as the basis for our conclusions, projections or decisions with respect to NantKwest’s and ImmunityBio’s current or our future product candidates, may be incorrect or unreliable, or may have a negative impact on us if the results of such studies are imputed to our product candidates or proposed indications, even if such imputation is improper. Additionally, we may use third-party data to analyze, reach conclusions or make predictions or decisions with respect to our product candidates that may be incomplete, inaccurate or otherwise unreliable.

Further, collaborations involving our product candidates will be subject to numerous risks, which may include the following:

•	collaborators, including their related or affiliated companies, may be entitled to receive exclusive rights for or involving our products;

•	collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;

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collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization of our product candidates based on clinical trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to their marketing and distribution;

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collaborators may not properly maintain, defend or enforce our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

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disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our product candidates, or that result in costly litigation or arbitration that diverts management attention and resources (see “—If conflicts arise between the combined company and its collaborators or strategic partners, these parties may act in a manner adverse to us and could limit our ability to implement our strategies.”);

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;

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if an agreement with any collaborator terminates, our access to technology and intellectual property licensed to us by that collaborator may be restricted or terminate entirely, which may delay our continued development of our product candidates utilizing the collaborator’s technology or intellectual property or require us to stop development of those product candidates completely; and

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collaborators may own or co-own intellectual property covering our product candidates or technology that results from our collaborating with them, and in such cases, we may not have the exclusive right to commercialize such intellectual property.

As a result, if we enter into collaboration agreements and strategic partnerships or license our product candidates, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. Additionally, exclusive rights that we may grant in connection with collaboration agreements may limit our ability to enter into new or additional collaboration agreements or strategic partnerships if we experience issues with existing collaborations. We also cannot be certain that, following a strategic transaction or license, we will achieve the revenues or specific net income that justifies such transaction. Any delays in entering into new collaborations or strategic partnership agreements related to our product candidates could delay the development and commercialization of our product candidates in certain geographies for certain indications, which would harm our business prospects, financial condition and results of operations.

NantKwest’s and ImmunityBio’s efforts to develop, manufacture and market COVID-19 therapeutics will require additional personnel who will require training, which may cause some of our employees to reallocate their time from other duties which could in turn cause delays in clinical supply of our other product candidates or trials.

In August 2020, ImmunityBio and NantKwest entered into a collaboration agreement to pursue collaborative joint development, manufacturing and marketing of certain COVID-19 therapeutics and vaccines. NantKwest and ImmunityBio have been planning for the development of COVID-19-related product candidates. NantKwest and ImmunityBio have repurposed some of their personnel overseeing quality, clinical operations and manufacturing of their oncology product candidates to support their COVID-19 efforts and the combined company plans to hire additional staff to support the COVID-19 efforts, which will increase its expenses. If our personnel fail to remain focused on our oncology or other infectious disease drug candidates or the services of employees that may have shifted to the COVID-19 efforts are not adequately covered by other employees, or new personnel that we plan to hire to support the COVID-19 efforts require extensive training, the combined company’s current oncology operations may be adversely impacted.

If conflicts arise between us and our collaborators or strategic partners, these parties may act in a manner adverse to us and could limit our ability to implement our strategies.

If conflicts arise between our corporate or academic collaborators or strategic partners and us, the other party may act in a manner adverse to us and could limit our ability to implement our strategies. Some of NantKwest’s and ImmunityBio’s existing academic collaborators and strategic partners are conducting multiple product development efforts within each area that is the subject of the collaboration with NantKwest or ImmunityBio. Such collaborators or strategic partners may develop, either alone or with others, products that are competitive with the product candidates that are the subject of these collaborations. Competing product candidates, either developed by the collaborators or strategic partners or to which the collaborators or strategic partners have rights, may result in the withdrawal of our collaborator’s or partner’s support for our product candidates.

Some of our future collaborators or strategic partners could also become our competitors in the future. Our collaborators or strategic partners could develop competing products, preclude us from entering into collaborations with their competitors, fail to obtain timely regulatory approvals, terminate their agreements with us prematurely or fail to devote sufficient resources to the development and commercialization of our product candidates. For example, in May 2019, Sorrento Therapeutics, Inc. (“Sorrento”) with which ImmunityBio jointly established a new entity called Immunotherapy NANTibody, LLC (“NANTibody”) as a stand-alone biotechnology company, commenced litigation against ImmunityBio and certain of its officers and directors, alleging that ImmunityBio improperly caused NANTibody to acquire IgDraSol, Inc. (“IgDraSol”) and in January 2020 and April 2020, Sorrento sent letters purporting to terminate an exclusive license agreement with ImmunityBio and an exclusive license agreement with NANTibody. Additionally, in July 2020, ImmunityBio received a Request for Arbitration before the International Chamber of Commerce, International Court of Arbitration, served by Shenzhen Beike Biotechnology Co. Ltd. (“Beike”) asserting breach of contract under ImmunityBio’s subsidiary Altor’s license agreement with them. For more information regarding these disputes, see “Business of ImmunityBio—Legal Proceedings.” Any of these developments could harm our product development efforts.

We will need additional financing to fund our operations and complete the development and commercialization of our various product candidates, and if we are unable to obtain such financing, we may be unable to complete the development and commercialization of our product candidates. Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

NantKwest’s and ImmunityBio’s operations have consumed substantial amounts of cash since inception. As of September 30, 2020, NantKwest had an accumulated deficit of $722.4 million and ImmunityBio had an accumulated deficit of $822.7 million. In addition, research and development and operating costs have also been substantial and are expected to increase. A significant portion of ImmunityBio’s funding had been in the form of promissory notes representing $254.6 million in indebtedness as of December 31, 2020 held by entities affiliated with Dr. Soon-Shiong with a maturity date of September 30, 2025, which debt will remain outstanding in accordance with its terms following the closing of the merger.

As of September 30, 2020, NantKwest had cash, cash equivalents and marketable securities of $89.0 million and ImmunityBio had cash, cash equivalents and marketable securities of $61.7 million. In order to complete the development of our current product candidates, and in order to implement our business plan, we anticipate that we will have to spend more than the funds currently available to us. Furthermore, changing circumstances may cause us to increase our spending significantly faster than we currently anticipate, and we may require additional capital for the further development and commercialization of our product candidates and may need to raise additional funds sooner if we choose to expand more rapidly than we presently anticipate. Moreover, our fixed expenses such as rent and other contractual commitments, including those for our research collaborations, are substantial and are expected to increase in the future.

We will need to obtain additional financing to fund our future operations, including completing the development and commercialization of our product candidates. Our future funding requirements will depend on many factors, including, but not limited to:

•

progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enroll subjects and manufacture ImmunityBio’s main product candidate, Anktiva, and other therapies for the treatment of patients in our ongoing, planned and potential future clinical trials;

•	time and cost necessary to obtain regulatory approvals that may be required by regulatory authorities to execute clinical trials;

•	our ability to successfully commercialize any product candidates, if approved;

•	our ability to have clinical and commercial product successfully manufactured consistent with FDA and European Medicines Agency regulations;

•

amount of sales and other revenues from product candidates that we may commercialize, if any, including the selling prices for such potential products and the availability of adequate third-party coverage and reimbursement for patients;

•	sales and marketing costs associated with commercializing any product candidates, if approved, including the cost and timing of building our marketing and sales capabilities;

•	cost of building, staffing and validating our own manufacturing facility in the United States;

•	terms and timing of our current and any potential future collaborations, CVRs, milestones, royalties, licensing or other arrangements that we have established or may establish;

•	cash requirements of any future acquisitions or the development of other product candidates;

•	time and cost necessary to respond to technological, regulatory, political and market developments;

•	costs of filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights; and

•	costs associated with any potential business or product acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish.

Unless and until we can generate a sufficient amount of revenues, we may finance future cash needs through public or private equity offerings, license agreements, debt financings, collaborations, strategic alliances and marketing or distribution arrangements. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. We have no committed source of additional capital and if we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may be required to delay or reduce the scope of or eliminate one or more of our research or development programs or our commercialization efforts. Our current license and collaboration agreements may also be terminated if we are unable to meet the payment obligations under those agreements. As a result, we may seek to access the public or private capital markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of additional indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms unfavorable to us.

The combined company’s substantial debt could adversely affect our cash flows and limit our flexibility to raise additional capital.

ImmunityBio has, and the combined company will have, a significant amount of debt and may need to incur additional debt to support our growth. As of December 31, 2020, the total indebtedness of ImmunityBio was $254.6 million consisting of related party promissory notes, all held by entities affiliated with Dr. Soon-Shiong with a maturity date of September 30, 2025. The merger agreement also permits ImmunityBio to incur up to an additional $40 million in principal amount of debt prior to the closing. This debt will remain outstanding in accordance with its terms following the closing of the merger. As of December 31, 2020, NantKwest had no indebtedness.

Our substantial amount of debt could have important consequences and could:

•

require us to dedicate a substantial portion of our cash and cash equivalents to make interest and principal payments on our debt, reducing the availability of our cash and cash equivalents and cash flow from operations to fund future capital expenditures, working capital, execution of our strategy and other general corporate requirements;

•	increase our cost of borrowing and even limit our ability to access additional debt to fund future growth;

•	increase our vulnerability to general adverse economic and industry conditions and adverse changes in governmental regulations;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry, which may place us at a competitive disadvantage compared with our competitors; and

•	limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity, which would also limit our ability to further expand our business.

The occurrence of any of the foregoing factors could have a material adverse effect on our business, results of operations and financial condition.

We may also need to refinance a portion of our outstanding debt as it matures. We may not be able to refinance existing debt or the terms of any refinancing may not be as favorable as the terms of our existing debt. Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase. These risks could materially adversely affect our financial condition, cash flows and results of operations.

Our ability to use net operating losses and research and development credits to offset future taxable income may be subject to certain limitations

In general, under Sections 382 and 383 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses or tax credits, or NOLs or credits, to offset future taxable income or taxes. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a specified testing period. We have not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to the significant complexity and cost associated with such a study. If we have experienced a change of control, as defined by Section 382, at any time since inception (including as a result of the merger), utilization of the net operating loss carryforwards or research and development tax credit carryforwards would be subject to an annual limitation under Section 382. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization. In addition, our NOLs or credits may also be impaired under state law. Accordingly, we may not be able to utilize a material portion of our NOLs or credits.

Changes in tax law could adversely affect our business and financial condition.

The rules dealing with U.S. federal, state, and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us and our stockholders. In recent years, many such changes have been made and changes are likely to continue to occur in the future. For example, the Tax Cuts and Jobs Act (the “TCJA”) was enacted in 2017 and significantly reformed the Code. The TCJA, among other things, contained significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, a limitation of the tax deduction for net interest expense to 30% of adjusted earnings (except for certain small businesses), a limitation of the deduction for net operating losses to 80% of current year taxable income and an elimination of net operating loss carrybacks (though any net operating losses generated in taxable years beginning after December 31, 2017 may be carried forward indefinitely), and the modification or repeal of many business deductions and credits. Additionally, on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act was enacted, which, among other things, suspends the 80% limitation on the deduction for net operating losses in taxable years beginning before January 1, 2021, permits a 5-year carryback of net operating losses arising in taxable years beginning after December 31, 2017 and before January 1, 2021, and generally caps the limitation on the deduction for net interest expense at 50% of adjusted taxable income for taxable years beginning in 2019 and 2020. It cannot be predicted whether, when, in what form, or with what effective dates, new tax laws may be enacted, or regulations and rulings may be enacted, promulgated or issued under existing or new tax laws, which could result in an increase in the combined company’s or the combined company’s stockholders’ tax liability or require changes in the manner in which the combined company operates in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof.

Our transfer pricing policies may be subject to challenge by the IRS or other taxing authorities.

The intercompany relationships of NantKwest and ImmunityBio are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. We believe that our financial statements reflect adequate reserves to cover such a contingency, but there can be no assurances in that regard.

We may become subject to tax examinations of our tax returns by the Internal Revenue Service, or the IRS, and other domestic and foreign tax authorities. An adverse outcome of any such audit or examination by the IRS or other tax authority could have a material adverse effect on our operating results and financial condition.

We may become subject to regular review and audit by the IRS and other tax authorities in various domestic and foreign jurisdictions. As a result, we may in the future receive assessments in multiple jurisdictions on various tax-related assertions. Taxing authorities may in the future challenge our tax positions and methodologies on various matters, including our positions regarding the collection of sales and use taxes, the determination and payment of value added taxes and the jurisdictions in which we are subject to taxes, which could expose us to additional taxes. We regularly assess the likelihood of adverse outcomes resulting from future tax examinations to determine the adequacy of our provision for income taxes. These assessments can require considerable estimates and judgments. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a variety of jurisdictions. There can be no assurance that our tax positions and methodologies or calculation of our tax liabilities are accurate or that the outcomes from ongoing and future tax examinations will not have an adverse effect on our operating results and financial condition.

We will be subject to extensive regulation, which can be costly, time consuming and can subject us to unanticipated delays; even if we obtain regulatory approval for some of our product candidates, those products may still face regulatory difficulties.

Our potential products, cell processing and manufacturing activities will be subject to comprehensive regulation by the FDA in the United States and by comparable authorities in other countries. The process of obtaining FDA and other required regulatory approvals, including foreign approvals, is expensive and often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. In addition, regulatory agencies may lack experience with our technologies and products, which may lengthen the regulatory review process, increase our development costs and delay or prevent their commercialization.

No fusion protein or cell therapy using Anktiva has been approved for marketing by the FDA. Consequently, there is no precedent for the successful commercialization of products based on ImmunityBio’s or NantKwest’s technologies. In addition, ImmunityBio has had only limited experience in filing and pursuing applications necessary to gain regulatory approvals, which may impede our ability to obtain timely FDA approvals, if at all. Neither NantKwest nor ImmunityBio has yet sought FDA approval for any adaptive cell therapy product. We will not be able to commercialize any of our potential products until we obtain FDA approval, and so any delay in obtaining, or inability to obtain, FDA approval would harm our business.

If we violate regulatory requirements at any stage, whether before or after marketing approval is obtained, we may face a number of regulatory consequences, including refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, imposition of a clinical hold or termination of clinical trials, warning letters, untitled letters, modification of promotional materials or labeling, provision of corrective information, imposition of post-market requirements, including the need for additional testing, imposition of distribution or other restrictions under a REMS, product recalls, product seizures or detentions, refusal to allow imports or exports, total or partial suspension of production or distribution, FDA debarment, injunctions, fines, consent decrees, corporate integrity agreements, debarment from receiving government contracts, exclusion from participation in federal and state healthcare programs, restitution, disgorgement, or civil or criminal penalties, including fines and imprisonment, and adverse publicity, among other adverse consequences. Additionally, we may not be able to obtain the labeling claims necessary or desirable for the promotion of our product candidates. We may also be required to undertake post-marketing trials. In addition, if we or others identify side effects after any of our therapies are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn, and reformulation of our product candidates may be required.

Our projections regarding the market opportunities for our product candidates may not be accurate, and the actual market for our products, if approved, may be smaller than we estimate.

We do not have verifiable internal marketing data regarding the potential size of the commercial market for our product candidates, nor have we obtained current independent marketing surveys to verify the potential size of the commercial markets for our current product candidates or any future product candidates. Since our current product candidates and any future product candidates will represent novel approaches to treating various conditions, it may be difficult, in any event, to accurately estimate the potential revenues from these product candidates. Accordingly, we may spend significant capital trying to obtain approval for product candidates that have an uncertain commercial market. Our projections of both the number of people who have the cancers or viral diseases we are targeting, as well as the subset of people with these diseases who are in a position to receive second- or third- line therapy, and who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations, or market research by third parties, and may prove to be incorrect. Further, new studies or approvals of new therapeutics may change the estimated incidence or prevalence of these diseases. The number of patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for our product candidates may be limited or may not be amenable to treatment with our product candidates and may also be limited by the cost of our treatments and the reimbursement of those treatment costs by third-party payors. For instance, we expect Anktiva to initially target a small patient population that suffers from bladder cancer. Even if we obtain significant market share for our product candidates, because the potential target populations may be small, we may never achieve profitability without obtaining regulatory approval for additional indications.

Because NantKwest’s and ImmunityBio’s current product candidates represent, and our other potential product candidates will represent novel approaches to the treatment of disease, there are many uncertainties regarding the development, the market acceptance, third-party reimbursement coverage and the commercial potential of our product candidates.

Human immunotherapy products are a new category of therapeutics. Because this is a relatively new and expanding area of novel therapeutic interventions, there are many uncertainties related to development, marketing, reimbursement and the commercial potential for our product candidates. There can be no assurance as to the length of the trial period, the number of patients the FDA will require to be enrolled in the trials in order to establish the safety, efficacy, purity and potency of immunotherapy products, or that the data generated in these trials will be acceptable to the FDA to support marketing approval. The FDA may take longer than usual to come to a decision on any BLA and/or NDA that we submit and may ultimately determine that there is not enough data, information, or experience with our product candidates to support an approval decision. The FDA may also require that we conduct additional post-marketing studies or implement risk management programs, such as REMS, until more experience with our product candidates is obtained. Finally, after increased usage, we may find that our product candidates do not have the intended effect, do not work with other combination therapies or have unanticipated side effects, potentially jeopardizing initial or continuing regulatory approval and commercial prospects.

We may also find that the manufacture of our product candidates is more difficult than anticipated, resulting in an inability to produce a sufficient amount of our product candidates for our clinical trials or, if approved, commercial supply. Moreover, because of the complexity and novelty of our manufacturing process, there are only a limited number of manufacturers who have the capability of producing our product candidates. Should any of our contract manufacturers no longer produce our product candidates, it may take us significant time to find a replacement, if we are able to find a replacement at all.

There is no assurance that the approaches offered by our product candidates will gain broad acceptance among doctors or patients or that governmental agencies or third-party medical insurers will be willing to provide reimbursement coverage for proposed product candidates. The market for any products that we successfully develop will also depend on the cost of the product. We do not yet have sufficient information to reliably estimate what it will cost to commercially manufacture our current product candidates, and the actual cost to manufacture these products could materially and adversely affect the commercial viability of these products. Our goal is to reduce the cost of manufacturing and providing our therapies. However, unless we can reduce those costs to an acceptable amount, we may never be able to develop a commercially viable product. If we do not successfully develop and commercialize products based upon our approach or find suitable and economical sources for materials used in the production of our potential products, we will not become profitable, which would materially and adversely affect the value of our common stock.

ImmunityBio’s Anktiva therapies and our other therapies may be provided to patients in combination with other agents provided by third parties or our affiliates. The cost of such combination therapy may increase the overall cost of therapy and may result in issues regarding the allocation of reimbursements between our therapy and the other agents, all of which may affect our ability to obtain reimbursement coverage for the combination therapy from governmental or private third-party medical insurers.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. Large judgements have also been awarded in class action lawsuits based on therapeutics that had unanticipated side effects. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our products, if approved;

•	injury to our reputation;

•	withdrawal of clinical trial participants or sites and potential termination of clinical trial sites or entire clinical programs;

•	initiation of investigations by regulators, refusal to approve marketing applications or supplements, and withdrawal or limitation of product approvals;

•	costs to defend litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenues;

•	significant negative media attention;

•	decrease in the price of our stock and overall value of our company;

•	exhaustion of our available insurance coverage and our capital resources; or

•	the inability to commercialize our product candidates.

Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we may develop, alone or with corporate collaborators. Our insurance policies may also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. While ImmunityBio has obtained clinical trial insurance for its Phase II clinical trials, ImmunityBio may have to pay amounts awarded by a court or negotiated in a settlement that exceed its coverage limitations or that are not covered by our insurance, and ImmunityBio may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Due to the significant resources required for the development of our product candidates, and depending on our ability to access capital, we must prioritize among many different opportunities. Moreover, we may expend our limited resources on programs that do not yield successful product candidates and not on indications that may be more profitable or for which there is a greater likelihood of success.

The combined company will not have sufficient resources to pursue development of all or even a substantial portion of the potential opportunities that we believe will be afforded to us by our product candidates. Because we have limited resources and access to capital to fund our operations, our management must make significant prioritization decisions as to which product candidates and indications to pursue and how much of our resources to allocate to each. Our management must also evaluate the benefits of developing in-licensed or jointly owned technologies, which in some circumstances we may be contractually obligated to pursue, relative to developing other product candidates, indications or programs. Our management has broad discretion to suspend, scale down, or discontinue any or all of these development efforts, or to initiate new programs to treat other diseases. If we select and commit resources to opportunities that we are unable to successfully develop, or we forego more promising opportunities, our business, financial condition and results of operations will be adversely affected.

We will face significant competition from other biotechnology and pharmaceutical companies and from non-profit institutions.

Competition in the field of cancer and viral infectious disease therapy is intense and is accentuated by the rapid pace of technological development. Research and discoveries by others may result in breakthroughs which may render our product candidates obsolete even before they generate any revenues. There are products that are approved and currently under development by others that could compete with the product candidates that we are developing. Many of our potential competitors have substantially greater research and development capabilities and approval, manufacturing, marketing, financial and managerial resources and experience than we do. Our competitors may:

•	develop safer, more convenient or more effective immunotherapies and other therapeutic products;

•	develop therapies that are less expensive or have better reimbursement from private or public payors;

•	reach the market more rapidly, reducing the potential sales of our product candidates; or

•	establish superior proprietary positions.

We will focus our efforts on oncological and infectious disease indications that are difficult to treat and with large unmet needs, and we believe our platforms will be broadly applicable across multiple tumor types and infections. Based on the breadth and depth of our platforms, we believe our competitors will range from large pharmaceutical companies to emerging novel biotechnology companies.

From an oncology perspective, we have different competitors based on modality. In the NK and T cells activation modality, we primarily compete with large pharmaceutical companies marketing checkpoint inhibitors including AstraZeneca PLC, or AstraZeneca, Bristol-Myers Squibb Company, or BMS, GlaxoSmithKline plc, or GSK, Merck & Co., Inc., or Merck, Pfizer Inc., or Pfizer, and Roche Holding AG, or Roche. The potential exists for some of these large pharmaceutical companies to seek collaboration for combination of Anktiva with their marketed checkpoint. Also, in the NK and T cell activation modality, we will compete with immunotherapy fusion protein companies developing similar approaches including Nektar Therapeutics, Neoleukin Therapeutics, Inc. Novartis International AG, Roche, Sanofi S.A., and in the context of NMIBC, FerGene, Inc., Merck and Sesen Bio, Inc.

In the tumoricidal macrophage activation modality, we will compete with various chemotherapeutic agents, including Abraxane, doxorubicin and paclitaxel/Taxol, as well as an antibody drug conjugate produced by Immunomedics, Inc., or Immunomedics.

In the T cell memory modality, we also compete with cell therapy and chimeric antigen receptor T-cell, or CAR-T cell, based companies including Allogene Therapeutics Inc., CRISPR Therapeutics AG, Fate

Therapeutics, Inc., Forty Seven, Inc., or Forty Seven (which was acquired by Gilead Sciences, Inc. in April 2020), Intellia Therapeutics, Inc., Iovance Biotherapeutics, Inc. and Legend Biotech Corporation.

From an infectious disease perspective, we will compete with Abbott Laboratories Inc., or Abbott Laboratories, BMS, Gilead Sciences, Inc., or Gilead and GSK, in the field of human immunodeficiency virus, or HIV. In the field of COVID-19, we will compete with Altimmune, Inc., AstraZeneca, BioNTech SE/Pfizer, CanSinoBio Biologics Inc., or CanSinoBio, GSK, Johnson & Johnson, Merck, Moderna, Inc., Novavax, Inc., Vaxart, Inc., or Vaxart and with many other new competitors that are emerging frequently.

Many of these companies and our other current and potential competitors have substantially greater research and development capabilities and financial, scientific, regulatory, manufacturing, marketing, sales, human resources, and experience than we do. Many of our competitors have several therapeutic products that have already been developed, approved and successfully commercialized, or are in the process of obtaining regulatory approval for their therapeutic products in the United States and internationally. Our competitors may obtain regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in competitors establishing a strong market position before we are able to enter the market.

Universities and public and private research institutions in the United States and Europe are also potential competitors. While these universities and public and private research institutions primarily have educational objectives, they may develop proprietary technologies that lead to other FDA approved therapies or that secure patent protection that we may need for the development of our technologies and product candidates and that can be licensed or sold to other parties, including our competitors.

ImmunityBio’s lead product candidate, Anktiva, is a potential therapy for the treatment of bladder cancer and (1) when used in combination with checkpoint inhibitors, lung cancer, and (2) when used in combination with NK cells, metastatic pancreatic cancer and triple negative breast cancer, or TNBC. Currently, there are numerous companies that are developing various alternate treatments for bladder, pancreatic and breast cancer, including patients that have progressed after prior treatment with checkpoint inhibitors and chemotherapy. For example, Nektar Therapeutics is currently developing an immunotherapy treatment for muscle-invasive bladder cancer using an IL-2 agonist and is in Phase III clinical trials. Accordingly, Anktiva faces significant competition in the bladder, lung, pancreatic and breast cancer treatment space from multiple companies. Even if we obtain regulatory approval for Anktiva, the availability and price of our competitors’ products could limit the demand and the price we are able to charge for our therapies. We may not be able to implement our business plan if the acceptance of our product candidates is inhibited by price competition or the reluctance of physicians to switch from other methods of treatment to our product, or if physicians switch to other new therapies, drugs or biologic products or choose to reserve our product candidates for use in limited circumstances.

In addition, we could face litigation or other proceedings with respect to the scope, ownership, validity and/or enforceability of our patents or other intellectual property relating to our competitors’ products, and our competitors may allege that our product candidates infringe, misappropriate or otherwise violate their intellectual property. See “—Risks Related to Intellectual Property.”

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Public opinion and scrutiny of immunotherapy approaches may impact public perception of the combined company and product candidates, or may adversely affect our ability to conduct our business and our business plans.

ImmunityBio uses relatively novel technologies involving the Anktiva, aldoxorubicin, hAd5 and yeast technologies and cell-based therapies and NantKwest’s platform utilizes a relatively novel technology involving the genetic modification of human cells and utilization of those modified cells in other individuals. Public perception may be influenced by claims, such as claims that our technologies are unsafe, unethical or immoral and, consequently, our approach may not gain the acceptance of the public or the medical community. Negative public reaction to cell-based immunotherapy in general could result in greater government regulation and stricter labeling requirements of immunotherapy products, including any of our product candidates, and could cause a decrease in the demand for any products we may develop. Adverse public attitudes may adversely impact our ability to enroll clinical trials. Moreover, our success will depend upon physicians specializing in the treatment of those diseases that our product candidates target prescribing, and their patients being willing to receive, treatments that involve the use of our product candidates in lieu of, or in addition to, existing treatments they are already familiar with and for which greater clinical data may be available. More restrictive government regulations or negative public opinion could have an adverse effect on our business or financial condition and may delay or impair the development and commercialization of our product candidates or demand for any products we may develop. Adverse events in our clinical trials, even if not ultimately attributable to our product candidates, and the resulting publicity could result in increased governmental regulation, unfavorable public perception, potential regulatory delays in the testing or approval of our potential product candidates, stricter labeling requirements for those product candidates that are approved and a decrease in demand for any such product candidates.

Development of a product candidate intended for use in combination with an already approved product may present more or different challenges than development of a product candidate for use as a single agent.

ImmunityBio is currently developing Anktiva for use along with NantKwest’s natural killer cell platform. ImmunityBio is also studying Anktiva therapy along with other product candidates, such as aldoxorubicin and hAd5 product candidates. The development of product candidates for use in combination with another product may present challenges. For example, the FDA may require us to use more complex clinical trial designs in order to evaluate the contribution of each product and product candidate to any observed effects. It is possible that the results of these trials could show that any positive results are attributable to the already approved product. Moreover, following product approval, the FDA may require that products used in conjunction with each other be cross labeled for combined use. To the extent that we do not have rights to already approved products, this may require us to work with another company to satisfy such a requirement. Moreover, developments related to the already approved products may impact our clinical trials for the combination as well as our commercial prospects should we receive marketing approval. Such developments may include changes to the approved product’s safety or efficacy profile, changes to the availability of the approved product, and changes to the standard of care.

A Fast Track designation, Breakthrough Therapy designation or other designation to facilitate product candidate development may not lead to faster development or a faster regulatory review or approval process, and it does not increase the likelihood that our product candidates will receive marketing approval.

ImmunityBio has received, and the combined company may seek in the future, Fast Track or Breakthrough Therapy designation for current or future product candidates. Receipt of a designation to facilitate product candidate development is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for a designation, the FDA may disagree. In any event, the receipt of such a designation for a product candidate may not result in a faster development process, review or approval compared to product candidates considered for approval under conventional FDA procedures and does not assure ultimate marketing approval by the FDA. In addition, the FDA may later decide that the product candidates no longer meet the designation conditions.

As a condition of approval, the FDA may require that we implement various post-marketing requirements and conduct post-marketing studies, any of which would require a substantial investment of time, effort, and money, and which may limit our commercial prospects.

As a condition of biologic licensing, the FDA is authorized to require that sponsors of approved BLAs implement various post-market requirements, including REMS and Phase IV trials. For example, when the FDA approved Novartis’ Kymriah in August 2017, a CAR-T cell therapy for the treatment of patients up to 25 years of age with B-cell precursor acute lymphoblastic leukemia (“ALL”) that is refractory or in second or later relapse, the FDA required significant post-marketing commitments, including a Phase IV trial, revalidation of a test method, and a substantial REMS program that included, among other requirements, the certification of hospitals and their associated clinics that dispense Kymriah, which certification includes a number of requirements, the implementation of a Kymriah training program and limited distribution only to certified hospitals and their associated clinics. If we receive approval of our product candidates, the FDA may determine that similar or additional or more burdensome post-approval requirements are necessary to ensure that our product candidates are safe, pure and potent. To the extent that we are required to establish and implement any post-approval requirements, we will likely need to invest a significant amount of time, effort and money. Such post-approval requirements may also limit the commercial prospects of our product candidates.

We may be unable to establish effective marketing and sales capabilities or enter into agreements with third parties or related parties to market and sell our product candidates, if they are approved, and as a result, we may be unable to generate product revenues.

NantKwest and ImmunityBio currently do not have a commercial infrastructure for the marketing, sale and distribution of their products. If approved, in order to commercialize our product candidates, we must build our marketing, sales and distribution capabilities or make arrangements with third parties to perform these services, which will take time and require significant financial expenditures and we may not be successful in doing so. There are risks involved with establishing our own marketing and sales capabilities. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have incurred these commercialization expenses prematurely or unnecessarily. These efforts may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel. Even if we are able to effectively establish a sales force and develop a marketing and sales infrastructure, our sales force and marketing teams may not be successful in commercializing our current or future product candidates. To the extent we rely on third parties to commercialize any products for which we obtain regulatory approval, we would have less control over their sales efforts and could be held liable if they failed to comply with applicable legal or regulatory requirements.

NantKwest and ImmunityBio each have little to no prior experience in the marketing, sale, and distribution of biopharmaceutical products, and there are significant risks involved in the building and managing of a commercial infrastructure. The establishment and development of commercial capabilities, including a comprehensive healthcare compliance program, to market any products we may develop will be expensive and time consuming and could delay any product launch, and we may not be able to successfully develop this capability. We, or our collaborators, will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train, manage and retain medical affairs, marketing, sales and commercial support personnel. In the event we are unable to develop a commercial infrastructure, we may not be able to commercialize our current or future product candidates, which would limit our ability to generate product revenues. Factors that may inhibit our efforts to commercialize our current or future product candidates and generate product revenues include:

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if the COVID-19 pandemic continues or reoccurs it may negatively impact our ability to establish commercial operations, educate and interact with healthcare professionals, and successfully launch our product on a timely basis;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe our current or future product candidates;

•	our inability to effectively oversee a geographically dispersed sales and marketing team;

•	the costs and time associated with the initial and ongoing training of sales and marketing personnel on legal and regulatory compliance matters and monitoring their actions;

•	an inability to secure adequate coverage and reimbursement by government and private health plans;

•	the clinical indications for which the products are approved and the claims that we may make for the products;

•	limitations or warnings, including distribution or use restrictions, contained in the products’ approved labeling;

•	any distribution and use restrictions imposed by the FDA or to which we agree as part of a mandatory REMS or voluntary risk management plan;

•	liability for sales or marketing personnel who fail to comply with the applicable legal and regulatory requirements;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization or engaging a contract sales organization.

If our product candidates do not achieve broad market acceptance, the revenues that we generate from their sales will be limited.

Neither NantKwest nor ImmunityBio has ever commercialized a product candidate for any indication. Even if our product candidates are approved by the appropriate regulatory authorities for marketing and sale, they may not gain acceptance among physicians, patients, third-party payors and others in the medical community. If any product candidate for which we obtain regulatory approval does not gain an adequate level of market acceptance, we may not generate significant product revenues or become profitable. Market acceptance of our product candidates by the medical community, patients and third-party payors will depend on a number of factors, some of which are beyond our control. For example, physicians are often reluctant to switch their patients, and patients may be reluctant to switch from, existing therapies even when new and potentially more effective or safer treatments enter the market.

Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. If any of our product candidates is approved but does not achieve an adequate level of market acceptance, we may not generate significant revenues and we may not become profitable. The degree of market acceptance of any of our product candidates will depend on a number of factors, including:

•	the continued safety and efficacy of our product candidates;

•	the prevalence and severity of adverse events associated with such product candidates;

•	the clinical indications for which the products are approved and the approved claims that we may make for the products;

•	limitations or warnings contained in the product’s FDA-approved labeling, including potential limitations or warnings for such products that may be more restrictive than other competitive products;

•	changes in the standard of care for the targeted indications for such product candidates;

•	the relative difficulty of administration of such product candidates;

•	cost of treatment versus economic and clinical benefit in relation to alternative treatments or therapies;

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the availability of adequate coverage or reimbursement by third parties, such as insurance companies and other healthcare payors, and by government healthcare programs, including Medicare and Medicaid;

•	the extent and strength of our marketing and distribution of such product candidates;

•	the safety, efficacy and other potential advantages over, and availability of, alternative treatments already used or that may later be approved for any of our intended indications;

•	distribution and use restrictions imposed by the FDA with respect to such product candidates or to which we agree as part of a mandatory REMS or voluntary risk management plan;

•	the timing of market introduction of such product candidates, as well as competitive products;

•	our ability to offer such product candidates for sale at competitive prices;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the extent and strength of our third-party manufacturer and supplier support;

•	the approval of other new products for the same indications;

•	adverse publicity about the product or favorable publicity about competitive products; and

•	potential product liability claims.

Our efforts to educate the medical community and third-party payors as to the benefits of our product candidates may require significant resources and may never be successful. Even if the medical community accepts that our product candidates are safe and effective for their approved indications, physicians and patients may not immediately be receptive to such product candidates and may be slow to adopt them as an accepted treatment of the approved indications. If our current or future product candidates are approved but do not achieve an adequate level of acceptance among physicians, patients, and third-party payors, we may not generate meaningful revenues from our product candidates, in which case we would not expect to become profitable.

Our product candidates may face competition sooner than anticipated.

The enactment of the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”) created an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an existing brand product. Under the BPCIA, the FDA cannot make an approval of an application for a biosimilar product effective until 12 years after the original branded product was approved under a BLA. Certain changes, however, and supplements to an approved BLA, and subsequent applications filed by the same sponsor, manufacturer, licensor, predecessor in interest or other related entity do not qualify for the 12-year exclusivity period.

Our product candidates may qualify for the BPCIA’s 12-year period of exclusivity. However, there is a risk that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for biosimilar competition sooner than anticipated. Additionally, this period of regulatory exclusivity does not block companies pursuing regulatory approval via their own traditional BLA, rather than via the abbreviated pathway. Changes may also be made to this exclusivity period as a result of future legislation as there have been ongoing efforts to reduce the period of exclusivity. Even if we receive a period of BPCIA exclusivity for our first licensed product, if subsequent products do not include a modification to the structure of the product that impacts safety, purity, or potency, we may not receive additional periods of exclusivity for those products. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference product candidates in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. Medicare Part B encourages use of biosimilars by paying the provider the same percentage of the reference product average sale price as a mark-up, regardless of which product is reimbursed. It is also possible that payors will give reimbursement preference to biosimilars even over reference biologics absent a determination of interchangeability.

For our small molecular product candidates, if qualified, the regulatory exclusivity period is less than for our biologic product candidates. The Federal Food, Drug, and Cosmetic Act (“FDCA”) provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of a NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application or a 505(b)(2) NDA submitted by another company for a generic version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for a NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. As such, we may face competition from generic versions of our small molecule product candidates, which will negatively impact our long-term business prospects and marketing opportunities.

We will need to obtain FDA approval of any proposed branded product names, and any failure or delay associated with such approval may adversely affect our business.

Any name the combined company intends to use for its product candidates in the United States will require approval from the FDA regardless of whether we have secured a formal trademark registration from the U.S. Patent and Trademark Office (“USPTO”). The FDA typically conducts a review of proposed product names, including an evaluation of the potential for confusion with other product names. The FDA may also object to a product name if it believes the name inappropriately implies medical claims or contributes to an overstatement of efficacy. If the FDA objects to any of our proposed product names, we may be required to adopt alternative names for our product candidates. If we adopt alternative names, we would lose the benefit of any existing trademark applications for such product candidate and may be required to expend significant additional resources in an effort to identify a suitable product name that would qualify under applicable trademark laws, not infringe or otherwise violate the existing rights of third parties, and be acceptable to the FDA. We may be unable to build a successful brand identity for a new product name in a timely manner or at all, which would limit our ability to commercialize our product candidates.

We will be dependent on information technology, systems, infrastructure and data. Our internal computer systems, or those used by our CROs, CMOs, clinical sites or other contractors or consultants, may fail or suffer security breaches.

We will be dependent upon information technology systems, infrastructure and data. In the ordinary course of our business, we will directly or indirectly collect, store and transmit sensitive data, including intellectual property, confidential information, preclinical and clinical trial data, proprietary business information, personal data and personally identifiable health information of our clinical trial subjects and employees, in our data centers and on our networks, or on those of third parties. The secure processing, maintenance and transmission of this information is critical to our operations. The multitude and complexity of our computer systems and those of our CROs, CMOs, clinical sites or other contractors or consultants make them inherently vulnerable to service interruption or destruction, malicious intrusion and random attack. Data privacy or security breaches by third parties, employees, contractors or others may pose a risk that sensitive data, including our intellectual property, trade secrets or personal information of our employees, patients, or other business partners may be exposed to unauthorized persons or to the public.

Despite the implementation of security measures, our internal computer systems and those of our CROs, CMOs, clinical sites and other contractors and consultants are vulnerable to failure or damage from computer viruses and other malware, employee error, unauthorized and authorized access or other cybersecurity attacks, natural disasters, terrorism, war, fire and telecommunication and electrical failures. Cyberattacks are increasing in their frequency, sophistication and intensity. The techniques used by cyber criminals change frequently, may not be recognized until launched and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations or hostile foreign governments or agencies. Cyberattacks could include the deployment of harmful malware, denial-of-service, social engineering and other means to affect service reliability and threaten data confidentiality, integrity and availability. While NantKwest, ImmunityBio and their shared services partner, NantWorks, have invested, and continue to invest, in the protection of their data and information technology infrastructure, there can be no assurance that their efforts, or the efforts of their partners, vendors, CROs, CMOs, clinical sites and other contractors and consultants will prevent service interruptions, or identify breaches in our or their systems, that could adversely affect our business and operations and/or result in the loss of critical or sensitive information, which could result in financial, legal, business or reputational harm to us. In addition, our liability insurance may not be sufficient in type or amount to cover us against claims related to security breaches, cyberattacks and other related breaches.

If any such event were to occur and cause interruptions in our operations, it could result in a disruption of our drug development programs. For example, the loss of clinical trial data from completed or ongoing clinical trials for a product candidate could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data, or may limit our ability to effectively execute a product recall, if required. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could incur liability and the further development of any product candidates could be delayed. Any such event could also result in legal claims or proceedings, liability under laws that protect the privacy of personal information and significant regulatory penalties, and damage to our reputation and a loss of confidence in us and our ability to conduct clinical trials, which could delay the clinical development of our product candidates.

Our business could be adversely affected by the effects of health epidemics, pandemics or contagious diseases, including the recent pandemic of the disease caused by the novel coronavirus SARS-CoV-2 or COVID-19, in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations.

Outbreaks of epidemic, pandemic or contagious diseases, such as the COVID-19 pandemic, may significantly disrupt our operations and adversely affect our business, financial condition and results of operations. In March 2020, the World Health Organization (“WHO”) declared the outbreak of the COVID-19 pandemic as the novel coronavirus continues to spread throughout the world. The spread of this pandemic has caused significant volatility and uncertainty in the United States and international markets and has resulted in increased risks to our operations. The COVID-19 pandemic could materially affect our operations, including at our headquarters and at our manufacturing facilities, which are currently subject to state executive orders and shelter-in-place orders, and at our clinical trial sites, as well as the business or operations of our other manufacturers, CROs, CMOs, clinical sites or other third parties with whom we conduct business.

Executive orders have been issued by state and local governments in California and elsewhere, and states of emergency have been declared at the state and local level in most jurisdictions throughout the United States. Quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to the COVID-19 pandemic or other infectious diseases could impact our personnel or personnel at third-party manufacturing facilities in the United States and other countries, or the availability or cost of materials, which would disrupt our supply chain. We are monitoring a number of risks related to this pandemic, including the following:

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Financial: While to date, the financial impact to the businesses of NantKwest and ImmunityBio has not been material, we anticipate that the pandemic could have an adverse financial impact in the short-term and potentially beyond. As a result of slower patient enrollment, we may not be able to complete our clinical trials as planned or in a timely manner. We expect to continue spending on research and development in the third quarter of 2020 and beyond, and we could also have unexpected expenses related to the pandemic. The short-term continued expenses, as well as the overall uncertainty and disruption caused by the pandemic, will likely cause a delay in our ability to commercialize a product and adversely impact our financial results.

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Supply Chain: While to date neither NantKwest nor ImmunityBio have experienced significant disruptions in their respective supply chains and distribution channels, an extended duration of this pandemic could result in disruptions in the future. For example, quarantines, shelter-in-place and similar government orders, travel restrictions and health impacts of the COVID-19 pandemic, could impact the availability or productivity of personnel at third-party laboratory supply manufacturers, distributors, freight carriers and other necessary components of our supply chain. In addition, there may be unfavorable changes in the availability or cost of raw materials, intermediates and other materials necessary for production, which may result in disruptions in our supply chain and adversely affect our ability to have manufactured certain product candidates for clinical supply.

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Clinical Trials: This pandemic has not significantly impacted the business or financial results of NantKwest or ImmunityBio during the first and second quarters of 2020, however, it is likely to adversely affect certain of our clinical trials, including our ability to initiate and complete our clinical trials within the anticipated timelines. Due to site and participant availability during the pandemic, new subject enrollment is expected to slow, at least in the short-term, for most of our clinical trials. For ongoing trials, we have seen an increasing number of clinical trial sites imposing restrictions on patient visits to limit risks of possible COVID-19 exposure, and we may experience issues with participant compliance with clinical trial protocols as a result of quarantines, travel restrictions and interruptions to healthcare services. The current pressures on medical systems and the prioritization of healthcare resources toward the COVID-19 pandemic have also resulted in interruptions in data collection and submissions for certain clinical trials and delayed starts for certain planned studies. As a result, our anticipated filing and marketing timelines may be adversely impacted.

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Overall Economic and Capital Markets Environment: The impact of the COVID-19 pandemic could result in a prolonged recession or depression in the United States or globally that could harm the banking system, limit demand for all products and services and cause other seen and unforeseen events and circumstances, all of which could negatively impact us. The continued spread of COVID-19 has led to and could continue to lead to severe disruption and volatility in the United States and global capital markets, which could result in a decline in stock price, increase our cost of capital and adversely affect our ability to access the capital markets in the future. In addition, trading prices on the public stock market have been highly volatile as a result of the COVID-19 pandemic.

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Regulatory Reviews: The operations of the FDA or other regulatory agencies may be adversely affected. In response to COVID-19, federal, state and local governments are issuing new rules, regulations, orders and advisories on a regular basis. These government actions can impact us, our members and our suppliers. There is also the possibility that we may experience delays with obtaining approvals for our IND applications, BLAs, and/or NDAs.

Our failure to comply with state, national and/or international data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

There are numerous laws and legislative and regulatory initiatives at the federal and state levels addressing privacy and security concerns, and some state privacy laws apply more broadly than the Health Insurance Portability and Accountability Act (“HIPAA”) and associated regulations. For example, California recently enacted legislation—the California Consumer Privacy Act (“CCPA”)—which went into effect on January 1, 2020. The CCPA, among other things, creates new data privacy and security obligations for covered companies and provides new privacy rights to California consumers, including the right to opt out of certain disclosures of their information. The CCPA also provides for civil penalties as well as a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Although the law includes limited exceptions, including for certain information collected as part of clinical trials as specified in the law, it may regulate or impact our processing of personal information depending on the context. The California Attorney General has not yet issued final regulations implementing the CCPA, and it remains unclear what language such regulations will contain, or how the statute and regulations will be interpreted.

There are also various laws and regulations in other jurisdictions relating to privacy and security. For example, European Union (“EU”) member states and other foreign jurisdictions, including Switzerland, have adopted data protection laws and regulations which impose significant compliance obligations on us. Moreover, the EU Data Protection Directive, which formerly governed the collection, processing and other use of personal health or other data in the EU, was replaced with the EU General Data Protection Regulation (“GDPR”) in May 2018. The GDPR, which is wide-ranging in scope and applies extraterritorially, imposes several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to such individuals, the security and confidentiality of the personal data, data breach notification, the adoption of appropriate privacy governance, including policies, procedures, training and audits, and the use of third-party processors in connection with the processing of personal data. The GDPR also imposes strict rules on the transfer of personal data out of the EU, including to the United States, provides an enforcement authority and imposes large penalties for noncompliance, including the potential for fines of up to €20 million or 4% of the annual global revenues of the noncompliant entity, whichever is greater. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.

Complying with these numerous, complex and often changing regulations is expensive and difficult, and failure to comply with any privacy laws or data security laws or any security incident or breach involving the misappropriation, loss or other unauthorized processing, use or disclosure of sensitive or confidential patient, consumer or other personal information, whether by us, one of our CROs or business associates or another third party, could adversely affect our business, financial condition and results of operations, including but not limited to: investigation costs; material fines and penalties; compensatory, special, punitive and statutory damages; litigation; consent orders regarding our privacy and security practices; requirements that we provide notices, credit monitoring services and/or credit restoration services or other relevant services to impacted individuals; adverse actions against our licenses to do business; reputational damage; and injunctive relief. The recent implementation of the CCPA and GDPR has increased our responsibility and liability in relation to personal data that we process, including in clinical trials, and we may in the future be required to put in place additional mechanisms to ensure compliance with the CCPA, GDPR and other applicable laws and regulations, which could divert management’s attention and increase our cost of doing business. In addition, new regulation or legislative actions regarding data privacy and security (together with applicable industry standards) may increase our costs of doing business. In this regard, we expect that there will continue to be new proposed laws, regulations and industry standards relating to privacy and data protection in the United States, the EU and other jurisdictions, and we cannot determine the impact such future laws, regulations and standards may have on our business.

We cannot assure you that our CROs or other third-party service providers with access to our or our customers’, suppliers’, trial patients’ and employees’ personally identifiable and other sensitive or confidential information in relation to which we are responsible will not breach contractual obligations imposed by us, or that they will not experience data security breaches, which could have a corresponding effect on our business, including putting us in breach of our obligations under privacy laws and regulations and/or which could in turn adversely affect our business, results of operations and financial condition. We cannot assure you that our contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, use, storage and transmission of such information. Any of the foregoing could have a material adverse effect on the combined company’s business, financial condition, results of operations and prospects.

We will be heavily dependent on our senior management, particularly Dr. Soon-Shiong, our Executive Chairman, and a loss of a member of our senior management team in the future, even if only temporary, could harm our business.

If we lose members of our senior management for a short or an extended time, we may not be able to find appropriate replacements on a timely basis, and our business could be adversely affected. NantKwest’s and ImmunityBio’s existing operations and our future development depend to a significant extent upon the performance and active participation of certain key individuals, particularly Dr. Soon-Shiong, our Executive Chairman. Although Dr. Soon-Shiong focuses heavily on matters related to ImmunityBio and NantKwest and is highly active in their management, he does devote a significant amount of his time to a number of different endeavors and companies, including NantHealth, Inc., NantMedia Holdings, LLC (which operates the Los Angeles Times and the San Diego Union-Tribune) and NantWorks, which is a collection of multiple companies in the healthcare and technology space. The risks related to our dependence upon Dr. Soon-Shiong are particularly acute given his ownership percentage, the commercial and other relationships that we have with entities affiliated with him, his role in our company and his public reputation. We may also be dependent on additional funding from Dr. Soon-Shiong and his affiliates, which may not be available when needed and which he is under no obligation to provide. If we were to lose the services of Dr. Soon-Shiong for a short or an extended time, for any reason, including, for example, due to the contraction of COVID-19, we may not be able to find appropriate replacements on a timely basis and our financial condition and results of operations could be materially adversely affected.

Competition for qualified personnel in the biotechnology and pharmaceuticals industry is intense due to the limited number of individuals who possess the skills and experience required. To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided, and plan to continue providing, equity incentive awards that vest over time. The value to employees of equity incentive awards that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. We face significant competition for employees, particularly scientific personnel, from other biopharmaceutical companies, which include both publicly traded and privately held companies, and we may not be able to hire new employees quickly enough to meet our needs. We do not have employment agreements with our key employees and all of our employees are hired on an “at-will” basis, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees. We may not be able to attract and retain quality personnel on acceptable terms, or at all, which may cause our business and operating results to suffer.

We will need to grow the size and capabilities of our organization, and we may experience difficulties in managing this growth.

Our operations will be dependent upon the services of our executives and our employees who are engaged in research and development. The loss of the services of our executive officers or senior research personnel could delay our product development programs and our research and development efforts. In order to develop our business in accordance with our business plan, we will have to hire additional qualified personnel, including in the areas of research, manufacturing, clinical trials management, regulatory affairs, and sales and marketing. We are continuing our efforts to recruit and hire the necessary employees to support our planned operations in the near term. However, competition for qualified employees among companies in the biotechnology and biopharmaceutical industry is intense, and no assurance can be given that we will be able attract, hire, retain and motivate the highly skilled employees that we need. Future growth will impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining, and motivating additional employees;

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managing our internal development efforts effectively, including the clinical and FDA review process for our product candidates, while complying with our contractual obligations to contractors and other third parties; and

•	improving our operational, financial and management controls, reporting systems, and procedures.

Our future financial performance and our ability to commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

NantKwest and ImmunityBio currently rely, and for the foreseeable future we expect to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services. There can be no assurance that the services of these independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality, compliance or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed, or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, if at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development, and commercialization goals on a timely basis, or at all.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies, or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of additional indebtedness or contingent liabilities;

•	the issuance of our equity securities;

•	assimilation of operations, intellectual property and products of an acquired company or product, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

•	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and

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our inability to generate revenues from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

Depending on the size and nature of future strategic acquisitions, we may acquire assets or businesses that require us to raise additional capital or to operate or manage businesses in which we have limited experience.

Making larger acquisitions that require us to raise additional capital to fund the acquisition will expose us to the risks associated with capital raising activities. Acquiring and thereafter operating larger new businesses will also increase our management, operating and reporting costs and burdens. In addition, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.

We expect to rely on third parties to perform many essential services for any products that we commercialize, including services related to distribution, government price reporting, customer service, accounts receivable management, cash collection and adverse event reporting. If these third parties fail to perform as expected or to comply with legal and regulatory requirements, our ability to commercialize our current or future product candidates will be significantly impacted and we may be subject to regulatory sanctions.

We expect to retain third-party service providers to perform a variety of functions related to the sale of our current or future product candidates, key aspects of which will be out of our direct control. These service providers may provide key services related to distribution, customer service, accounts receivable management, and cash collection. If we retain a service provider, we would substantially rely on it as well as other third-party providers that perform services for us, including entrusting our inventories of products to their care and handling. If these third-party service providers fail to comply with applicable laws and regulations, fail to meet expected deadlines or otherwise do not carry out their contractual duties to us, or encounter physical or natural damage at their facilities, our ability to deliver product to meet commercial demand would be significantly impaired and we may be subject to regulatory enforcement action.

In addition, we may engage in the future with third parties to perform various other services for us relating to adverse event reporting, safety database management, fulfillment of requests for medical information regarding our product candidates and related services. If the quality or accuracy of the data maintained by these service providers is insufficient, or these third parties otherwise fail to comply with regulatory requirements related to adverse event reporting, we could be subject to regulatory sanctions.

Additionally, we may contract in the future with a third party to calculate and report pricing information mandated by various government programs. If a third party fails to timely report or adjust prices as required or errs in calculating government pricing information from transactional data in our financial records, it could impact our discount and rebate liability, and potentially subject us to regulatory sanctions or FCA lawsuits.

Risks Related to Government Regulation

The FDA regulatory approval process is lengthy and time-consuming, and we may experience significant delays in the clinical development and regulatory approval of our product candidates.

Neither NantKwest nor ImmunityBio has previously submitted a BLA or NDA to the FDA, or similar approval filings to comparable foreign authorities. BLAs and NDAs must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and efficacy for NDAs, or safety, purity and potency for BLAs, for each desired indication. Additionally, the patient population is defined per the discussion with the FDA as patients who have progressed following initial systemic therapy for recurrent or metastatic disease, which include many of the more advanced patients enrolled to date. Our current beliefs regarding the registration pathway for the Anktiva product candidate are based on our interpretation of ImmunityBio’s communications with the FDA to date and its efforts to address such communications, which may be incorrect. Further, enrollment in our trials may need to be further adjusted based on future feedback from the FDA or other regulatory agency input. The revised protocol which further defines the patient population to include more advanced patients in the study, may have an adverse effect on the results reported to date, changes to implement an independent review committee and assay validation and implementation, and the data within this study may not ultimately be supportive of product approval, all of which could result in significant delays to our currently anticipated timeline for development and approval of our product candidates or prevent their approval entirely.

We may also experience delays, including delays arising from the need to increase enrollment, in completing planned clinical trials for a variety of reasons, including delays related to:

•	the availability of financial resources to commence and complete the planned trials;

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reaching agreement on acceptable contract terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining approval at each clinical trial site by an IRB or central IRB;

•	recruiting suitable patients to participate in a trial;

•	having patients complete a trial or return for post-treatment follow-up;

•	clinical trial sites deviating from trial protocol or dropping out of a trial;

•	adding new clinical trial sites;

•	manufacturing sufficient quantities of qualified materials under cGMP and applying them on a subject by subject basis for use in clinical trials; or

•	timely implementing or validating changes to our manufacturing or quality control processes and methods needed to address FDA feedback.

We could also encounter delays if physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of our product candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles. Further, a clinical trial may be suspended or terminated by us, the IRBs for the institutions in which such trials are being conducted by the FDA or other regulatory authorities, or recommended for suspension or termination by DSMBs due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience termination of, or delays in the completion of, any clinical trial of our product candidates, the commercial prospects for our product candidates will be harmed, and our ability to generate product revenues will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenues.

Results for any patient who receives compassionate use access to our product candidates should not be viewed as representative of how the product candidate will perform in a well-controlled clinical trial, and cannot be used to establish safety or efficacy for regulatory approval.

NantKwest and ImmunityBio often receive requests for compassionate use access to our investigational drugs by patients that do not meet the entry criteria for enrollment into our clinical trials. Generally, patients requesting compassionate use have no other treatment alternatives for life threatening conditions. We will evaluate each compassionate use request on an individual basis, and in some cases grant access to our investigational product candidates outside of our sponsored clinical trials if a physician certifies the patient they are treating is critically ill and does not meet the entry criteria for one of our open clinical trials. Individual patient results from compassionate use access may not be used to support submission of a regulatory application, may not support approval of a product candidate and should not be considered to be indicative of results from any on-going or future well-controlled clinical trial. Before we can seek regulatory approval for any of our product candidates, we must demonstrate in well-controlled clinical trials statistically significant evidence that the product candidate is both safe and effective for the indication we are seeking approval. The results of our compassionate use program may not be used to establish safety or efficacy or regulatory approval.

The clinical and commercial utility of our product candidates are uncertain and may never be realized.

NantKwest’s and ImmunityBio’s current product candidates are in the early stages of development. NantKwest and ImmunityBio currently have ongoing clinical trials to evaluate their respective product candidates. Success in early clinical trials does not ensure that large-scale clinical trials will be successful nor does it predict final results. In addition, we will not be able to treat patients if we cannot manufacture a sufficient quantity of Anktiva or therapies that meet our minimum specifications. In addition, Anktiva and many of our other product candidates have only been tested in a small number of patients. Results from these clinical trials may not necessarily be indicative of the safety and tolerability or efficacy of our product candidates as we expand into larger clinical trials.

We may not ultimately be able to provide the FDA with substantial clinical evidence to support a claim of safety, purity and potency sufficient to enable the FDA to approve our product candidate for any indication. This may be because later clinical trials fail to reproduce favorable data obtained in earlier clinical trials, because the FDA disagrees with how we interpret the data from these clinical trials or because the FDA does not accept these therapeutic effects as valid endpoints in pivotal clinical trials necessary for market approval. We will also need to demonstrate that our product candidates are safe. We do not have data on possible harmful long-term effects of our product candidates and do not expect to have this data in the near future. As a result, our ability to generate clinical safety and effectiveness data sufficient to support submission of a marketing application or commercialization of our product candidates is uncertain and is subject to significant risk.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

In order to market and sell our product candidates outside the United States, we or our third-party collaborators may be required to obtain separate marketing approvals and comply with numerous and varying regulatory requirements. Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval policies and requirements may vary among jurisdictions. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our product candidates is also subject to approval. We or our collaborators may not be able to file for regulatory approval of our product candidates in international jurisdictions or obtain approvals from regulatory authorities outside the United States on a timely basis, if at all.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our product candidates in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

A variety of risks associated with marketing our product candidates internationally could materially adversely affect our business.

We plan to seek regulatory approval of our product candidates outside of the United States and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

•	differing regulatory requirements in foreign countries;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	differing payor reimbursement regimes, governmental payors or patient self-pay systems, and price controls;

•	potential liability under the Foreign Corrupt Practices Act of 1977, or the FCPA, or comparable foreign regulations;

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challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

•	the impact of public health epidemics on the global economy, such as the coronavirus pandemic currently having an impact throughout the world; and

•	business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with international operations may materially adversely affect our ability to attain or maintain profitable operations.

Neither NantKwest nor ImmunityBio have ever commercialized a product candidate before and we may lack the necessary expertise, personnel and resources to successfully commercialize any products on our own or together with suitable collaborators.

Neither NantKwest nor ImmunityBio have ever commercialized a product candidate, and neither company currently has any therapeutic sales force, marketing or distribution capabilities. To achieve commercial success for the product candidates, which we may license to others, we will rely on the assistance and guidance of those collaborators. For product candidates for which we retain commercialization rights and marketing approval, we will have to develop our own sales, marketing and supply organization or outsource these activities to a third party.

Factors that may affect our ability to commercialize our product candidates, if approved, on our own include recruiting and retaining adequate numbers of effective sales and marketing personnel, developing adequate educational and marketing programs to increase public acceptance of our approved product candidates, ensuring regulatory compliance of our company, employees and third parties under applicable healthcare laws and other unforeseen costs associated with creating an independent sales and marketing organization. Developing a sales and marketing organization will be expensive and time-consuming and could delay the launch of our product candidates upon approval. We may not be able to build an effective sales and marketing organization. If we are unable to build our own distribution and marketing capabilities or to find suitable partners for the commercialization of our product candidates, we may not generate revenues from them or be able to reach or sustain profitability.

We are, and if we receive regulatory approval of our product candidates, will continue to be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

Any regulatory approvals that we receive for our product candidates will require surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS to approve our product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA may also require post-approval Phase IV trials. Moreover, the FDA and comparable foreign regulatory authorities will continue to closely monitor the safety profile of any product even after approval. If the FDA or comparable foreign regulatory authorities become aware of new safety information after approval of any of our product candidates, they may withdraw approval, require labeling changes or establishment of a REMS or similar strategy, impose significant restrictions on a product’s indicated uses or marketing, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. Any such restrictions could limit sales of the product.

In addition, we, our contractors, and our collaborators are and will remain responsible for FDA compliance, including requirements related to product design, testing, clinical trials and preclinical studies approval, manufacturing processes and quality, labeling, packaging, distribution, adverse event and deviation reporting, storage, advertising, marketing, promotion, sale, import, export, submissions of safety and other post-marketing information and reports such as deviation reports, registration, product listing, annual user fees, and recordkeeping for our product candidates. We and any of our collaborators, including our contract manufacturers, could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with regulatory requirements. Application holders must further notify the FDA, and depending on the nature of the change, obtain FDA pre- approval for product and manufacturing changes. The cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition.

Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, that the product is less effective than previously thought, problems with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing, distribution, or manufacturing of our product candidates, withdrawal of the product from the market, or voluntary or mandatory product recalls;

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restrictions on the labeling of our product candidates, including required additional warnings, such as black box warnings, contraindications, precautions, and restrictions on the approved indication or use;

•	modifications to promotional pieces;

•	changes to product labeling or the way the product is administered;

•	liability for harm caused to patients or subjects;

•	fines, restitution, disgorgement, warning letters, untitled letters, or holds on or termination of clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

•	product seizure or detention, or refusal to permit the import or export of our product candidates;

•	injunctions or the imposition of civil or criminal penalties, including imprisonment;

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FDA debarment, debarment from government contracts, and refusal of future orders under existing contracts, exclusion from federal healthcare programs, consent decrees, or corporate integrity agreements;

•	regulatory authority issuance of safety alerts, Dear Healthcare Provider letters, press releases, or other communications containing warnings or other safety information about the biologic;

•	reputational harm; or

•	the product becoming less competitive.

Any of these events could further have other material and adverse effects on our operations and business and could adversely impact our stock price and could significantly harm our business, financial condition, results of operations, and prospects.

The FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, be subject to other regulatory enforcement action, and we may not achieve or sustain profitability.

ImmunityBio’s GMP-in-a-Box will be regulated by the FDA as a medical device, and regulatory compliance for medical devices is expensive, complex and uncertain, and a failure to comply could lead to enforcement actions against us and other negative consequences for our business.

The FDA and similar agencies regulate medical devices. Complying with these regulations is costly, time-consuming, complex and uncertain. For instance, before a new medical device, or a new intended use for an existing device, can be marketed in the United States, a company must first submit and receive either 510(k) clearance or pre-marketing approval from the FDA, unless an exemption applies.

FDA regulations and regulations of similar agencies are wide-ranging and include, among other things, oversight of:

•	product design, development, manufacture (including suppliers) and testing;

•	laboratory and preclinical studies and clinical trials;

•	product safety and effectiveness;

•	product labeling;

•	product storage and shipping;

•	record keeping;

•	pre-market clearance or approval;

•	marketing, advertising and promotion;

•	product sales and distribution;

•	product changes;

•	product recalls; and

•	post-market surveillance and reporting of deaths or serious injuries and certain malfunctions.

Medical devices regulated by the FDA are subject to general controls which include: registration with the FDA; listing commercially distributed products with the FDA; complying with cGMP under Quality Systems Regulations; filing reports with the FDA of and keeping records relative to certain types of adverse events associated with devices under the medical device reporting regulation; assuring that device labeling complies with device labeling requirements; reporting certain device field removals and corrections to the FDA; and obtaining pre-market notification 510(k) clearance for devices prior to marketing. Some devices known as 510(k)-exempt devices can be marketed without prior marketing-clearance or approval from the FDA. In addition to the general controls, some Class II medical devices are also subject to special controls, including adherence to a particular guidance document and compliance with the performance standard. Instead of obtaining 510(k) clearance, most Class III devices are subject to pre-market approval, or PMA.

The FDA can also refuse to clear or approve pre-market applications for any medical device we develop. Any enforcement action by the FDA and other comparable non- U.S. regulatory agencies could have a material adverse effect on our business, financial condition and results of operations. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following actions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	unanticipated expenditures to address or defend such actions;

•	customer notifications for repair, replacement or refunds;

•	recall, detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance or PMA approval of new products or modified products;

•	operating restrictions;

•	withdrawing 510(k) clearances or PMA approvals that have already been granted;

•	refusal to grant export approval for our products; or

•	criminal prosecution.

If any of these events were to occur, it would have a material and adverse effect on our business, financial condition and results of operations. We may not be able to obtain the necessary clearances or approvals or may be unduly delayed in doing so, for any medical device products we develop, which could harm our business. Furthermore, even if we are granted regulatory clearances or approvals for any medical device products, they may include significant limitations on the indicated uses for the product, which may limit the market for the product. The FDA also regulates the advertising and promotion of medical devices to ensure that the claims are consistent with their regulatory clearances or approvals, that there are adequate and reasonable data to substantiate the claims and that the promotional labeling and advertising is neither false nor misleading in any respect. If the FDA determines that any of our advertising or promotional claims are misleading, not substantiated or not permissible, we may be subject to enforcement actions, including warning letters, and we may be required to revise our promotional claims and make other corrections or restitutions.

Any medical device products we develop will be subject to extensive regulation by the FDA and non- U.S. regulatory agencies. Further, all of our potential medical device products and material modifications will be subject to extensive regulation and clearance or approval from the FDA and non- U.S. regulatory agencies prior to commercial sale and distribution as well as after clearance or approval. Failure to comply with applicable U.S. requirements regarding, for example, promoting, manufacturing, or labeling our medical device products, may subject us to a variety of administrative or judicial actions and sanctions, such as Form 483 observations, warning letters, untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution. If any of our medical device products cause or contribute to a death or a serious injury or malfunction in certain ways, we will be required to report under applicable medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

We will be subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws. Compliance with these legal requirements could limit our ability to compete in foreign markets and subject us to liability if we violate them.

Our product candidates will be subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Exports of our product candidates and solutions outside of the United States must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers.

In addition, changes in our product candidates or solutions or changes in applicable export or import laws and regulations may create delays in the introduction, provision, or sale of our product candidates and solutions in international markets, prevent customers from using our product candidates and solutions or, in some cases, prevent the export or import of our product candidates and solutions to certain countries, governments or persons altogether. Any limitations on our ability to export, provide, or sell our product candidates and solutions could adversely affect our business, financial condition and results of operations.

We are subject to U.S. and foreign anti-corruption and anti-money laundering laws with respect to our operations and non-compliance with such laws can subject us to criminal and/or civil liability and harm our business.

We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act, the USA PATRIOT Act and possibly other state and national anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, third-party intermediaries, joint venture partners and collaborators from authorizing, promising, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. NantKwest and ImmunityBio have each used CROs abroad for clinical trials. In addition, we may engage third-party intermediaries to sell our product candidates and solutions abroad once we enter a commercialization phase for our product candidates and/or to obtain necessary permits, licenses, and other regulatory approvals. We or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize or have actual knowledge of such activities.

NantKwest adopted an anti-corruption policy in connection with the consummation of the IPO of its common stock in July 2015. The anti-corruption policy mandates compliance with the FCPA and other anti-

corruption laws applicable to NantKwest’s business throughout the world. However, there can be no assurance that our employees and third-party intermediaries will comply with this policy or such anti-corruption laws. Non-compliance with anti-corruption and anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other investigations, or other enforcement actions. If such actions are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. In certain cases, enforcement authorities may even cause us to appoint an independent compliance monitor, which can result in added costs and administrative burdens.

If we fail to comply with environmental, health, and safety laws and regulations, including regulations governing the handling, storage or disposal of hazardous materials, we could become subject to fines or penalties or incur costs that could harm our business.

We will be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous materials, including chemicals, biological materials and infectious agents. Our operations also may produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We will not be able to eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from any use by us of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Although we will maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological or hazardous materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health, and safety laws and regulations. These current or future laws and regulations may impair our research, development, or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Changes in funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept payment of user fees and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the FDA, the Securities and Exchange Commission, or the SEC, and other government agencies on which our operations may rely is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA,

SEC and other government employees and stop critical activities. In response to the COVID-19 pandemic, the FDA recently announced that it will continue to postpone domestic and foreign routine surveillance inspections due to COVID-19. While the FDA indicated that it will consider alternative methods for inspections and could exercise discretion on a case-by-case basis to approve products based on a desk review, if a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could potentially impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

If we fail to comply with federal and state healthcare and promotional laws, including fraud and abuse and information privacy and security laws, we could face substantial penalties and our business, financial condition, results of operations, and prospects could be adversely affected.

As a biopharmaceutical companies, NantKwest and ImmunityBio are, and the combined company will be, subject to many federal and state healthcare laws, including the federal Anti-Kickback Statute, or AKS, the FCA, the civil monetary penalties statute, the Medicaid Drug Rebate statute and other price reporting requirements, the federal Physician Payment Sunshine Act, the Veterans Health Care Act of 1992, HIPAA (as amended by the Health Information Technology for Economics and Clinical Health Act), the FCPA, the Patient Protection and Affordable Care Act of 2010 (as amended by the Health Care and Education Reconciliation Act), or the ACA, and similar state laws. Even though we do not make referrals of healthcare services or bill directly to Medicare, Medicaid, or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. If we do not comply with all applicable fraud and abuse laws, we may be subject to healthcare fraud and abuse enforcement by both the federal government and the states in which we conduct our business.

Laws and regulations require calculation and reporting of complex pricing information for prescription drugs, and compliance will require us to invest in significant resources and develop a price reporting infrastructure, or depend on third parties to compute and report our drug pricing. Pricing reported to the Centers for Medicare and Medicaid Services, or CMS, must be certified. Non-compliant activities expose us to FCA risk if they result in overcharging agencies, underpaying rebates to agencies, or causing agencies to overpay providers.

If we or our operations are found to be in violation of any federal or state healthcare law, or any other governmental regulations that apply to us, we may be subject to penalties, including civil, criminal, and administrative penalties, damages, fines, disgorgement, debarment from government contracts, refusal of orders under existing contracts, exclusion from participation in U.S. federal or state health care programs, corporate integrity agreements and the curtailment or restructuring of our operations, any of which could materially adversely affect our ability to operate our business and our financial results. If any of the physicians or other healthcare providers or entities with whom we expect to do business, including our collaborators, is found not to be in compliance with applicable laws, they may be subject to criminal, civil, or administrative sanctions, including but not limited to, exclusions from participation in government healthcare programs, which could also materially affect our business.

In particular, if we are found to have impermissibly promoted any of our product candidates, we may become subject to significant liability and government fines. We, and any of our collaborators, must comply with requirements concerning advertising and promotion for any of our product candidates for which we or they obtain marketing approval. Promotional communications with respect to therapeutics are subject to a variety of legal and regulatory restrictions and continuing review by the FDA, Department of Justice, Department of Health and Human Services’ Office of Inspector General, state attorneys general, members of Congress, and the public. When the FDA or comparable foreign regulatory authorities issue regulatory approval for a product candidate, the regulatory approval is limited to those specific uses and indications for which a product is approved. If we are not able to obtain FDA approval for desired uses or indications for our product candidates, we may not market or promote our product candidates for those indications and uses, referred to as off-label uses, and our business may be adversely affected. We further must be able to sufficiently substantiate any claims that we make for our product candidates including claims comparing our product candidates to other companies’ products and must abide by the FDA’s strict requirements regarding the content of promotion and advertising.

While physicians may choose to prescribe products for uses that are not described in the product’s labeling and for uses that differ from those tested in clinical trials and approved by the regulatory authorities, we are prohibited from marketing and promoting the products for indications and uses that are not specifically approved by the FDA. These off-label uses are common across medical specialties and may constitute an appropriate treatment for some patients in varied circumstances. Regulatory authorities in the United States generally do not restrict or regulate the behavior of physicians in their choice of treatment within the practice of medicine. Regulatory authorities do, however, restrict communications by biopharmaceutical companies concerning off-label use.

The FDA and other agencies actively enforce the laws and regulations regarding product promotion, particularly those prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted a product may be subject to significant sanctions. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. Thus, we and any of our collaborators will not be able to promote any products we develop for indications or uses for which they are not approved.

In the United States, engaging in the impermissible promotion of our products, following approval, for off-label uses can also subject us to false claims and other litigation under federal and state statutes, including fraud and abuse and consumer protection laws, which can lead to civil and criminal penalties and fines, agreements with governmental authorities that materially restrict the manner in which we promote or distribute therapeutic products and do business through, for example, corporate integrity agreements, suspension or exclusion from participation in federal and state healthcare programs, and debarment from government contracts and refusal of future orders under existing contracts. These false claims statutes include the FCA, which allows any individual to bring a lawsuit against a biopharmaceutical company on behalf of the federal government alleging submission of false or fraudulent claims or causing others to present such false or fraudulent claims, for payment by a federal program such as Medicare or Medicaid. If the government decides to intervene and prevails in the lawsuit, the individual will share in the proceeds from any fines or settlement funds. If the government declines to intervene, the individual may pursue the case alone. These FCA lawsuits against manufacturers of drugs and biologics have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements, up to $3.0 billion, pertaining to certain sales practices and promoting off-label uses. In addition, FCA lawsuits may expose manufacturers to follow-on claims by private payors based on fraudulent marketing practices. This growth in litigation has increased the risk that a biopharmaceutical company will have to defend a false claim action, pay settlement fines or restitution, as well as criminal and civil penalties, agree to comply with burdensome reporting and compliance obligations, and be excluded from Medicare, Medicaid, or other federal and state healthcare programs. If we or our future collaborators do not lawfully promote our approved products, if any, we may become subject to such litigation and, if we do not successfully defend against such actions, those actions may have a material adverse effect on our business, financial condition, results of operations and prospects.

Although an effective compliance program can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Moreover, achieving and sustaining compliance with applicable federal and state fraud laws may prove costly. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, which could make it difficult for us to sell our product candidates profitably.

In both domestic and foreign markets, sales of our product candidates, if approved, depend on the availability of coverage and adequate reimbursement from third-party payors. Such third-party payors include government health programs such as Medicare and Medicaid, managed care providers, private health insurers and other organizations. In addition, because our product candidates represent new approaches to the treatment of cancer, we cannot accurately estimate the potential revenues from our product candidates.

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Obtaining coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance.

Government authorities and third-party payors decide which drugs and treatments they will cover and the amount of reimbursement. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are already available or subsequently become available. If reimbursement is not available, or is available only to limited levels, our product candidates may be competitively disadvantaged, and we, or our collaborators, may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us, or our collaborators, to establish or maintain a market share sufficient to realize a sufficient return on our or their investments. Alternatively, securing favorable reimbursement terms may require us to compromise pricing and prevent us from realizing an adequate margin over cost. Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of our product candidates. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Moreover, the factors noted above have continued to be the focus of policy and regulatory debate that has, thus far, shown the potential for movement towards permanent policy changes; this trend is likely to continue, and may result in more or less favorable impacts on pricing. Patients are unlikely to use our product candidates unless coverage is provided, and reimbursement is adequate to cover a significant portion of the cost of our product candidates.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

Prices paid for a drug also vary depending on the class of trade. Prices charged to government customers are subject to price controls, including ceilings, and private institutions obtain discounts through group purchasing organizations. Net prices for drugs may be further reduced by mandatory discounts or rebates required by government healthcare programs and demanded by private payors. It is also not uncommon for market conditions to warrant multiple discounts to different customers on the same unit, such as purchase discounts to institutional care providers and rebates to the health plans that pay them, which reduces the net realization on the original sale.

In addition, federal programs impose penalties on manufacturers of drugs marketed under an NDA or BLA, in the form of mandatory additional rebates and/or discounts if commercial prices increase at a rate greater than the Consumer Price Index-Urban, and these rebates and/or discounts, which can be substantial, may impact our ability to raise commercial prices. Regulatory authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect our ability or that of our collaborators to sell our product candidates profitably. These payors may not view our products, if any, as cost-effective, and coverage and reimbursement may not be available to our customers, or those of our collaborators, or may not be sufficient to allow our products, if any, to be marketed on a competitive basis. Cost control initiatives could cause us, or our collaborators, to decrease, discount, or rebate a portion of the price we, or they, might establish for products, which could result in lower than anticipated product revenues. If the realized prices for our product candidates, if any, decrease or if governmental and other third-party payors do not provide adequate coverage or reimbursement, our prospects for revenues and profitability will suffer. Moreover, the recent and ongoing series of congressional hearings relating to drug pricing has presented heightened attention to the biopharmaceutical industry, creating the potential for political and public pressure, while the potential for resulting legislative or policy changes presents uncertainty.

Assuming coverage is approved, the resulting reimbursement payment rates might not be adequate. If payors subject our product candidates to maximum payment amounts or impose limitations that make it difficult to obtain reimbursement, providers may choose to use therapies which are less expensive when compared to our product candidates. Additionally, if payors require high copayments, beneficiaries may decline prescriptions and seek alternative therapies. We may need to conduct post-marketing studies in order to demonstrate the cost-effectiveness of any future products to the satisfaction of hospitals and other target customers and their third-party payors. Such studies might require us to commit a significant amount of management time and financial and other resources. Our future products might not ultimately be considered cost-effective. Adequate third-party coverage and reimbursement might not be available to enable us to maintain price levels sufficient to realize an appropriate return on investment in product development.

Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, third-party payors are requiring higher levels of evidence of the benefits and clinical outcomes of new technologies and are challenging the prices charged. We, and our collaborators, cannot be sure that coverage will be available for any product candidate that we, or they, commercialize and, if available, that the reimbursement rates will be adequate. Further, the net reimbursement for drug products may be subject to additional reductions if there are changes to laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. An inability to promptly obtain coverage and adequate payment rates from both government-funded and private payors for any of our product candidates for which we obtain marketing approval could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products, and our overall financial condition.

There have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for our product candidates, if we obtain regulatory approval;

•	our ability to set a price that we believe is fair for our product candidates;

•	our ability to generate revenues and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability. A particular challenge for our product candidates arises from the fact that they will primarily be used in an inpatient setting. Inpatient reimbursement generally relies on stringent packaging rules that may mean that there is no separate payment for our product candidates. Additionally, data used to set the payment rates for inpatient admissions is usually several years old and would not take into account all of the additional therapy costs associated with the administration of our product candidates. If special rules are not created for reimbursement for immunotherapy treatments such as our product candidates, hospitals might not receive enough reimbursement to cover their costs of treatment, which will have a negative effect on their adoption of our product candidates.

We are subject to new legislation, regulatory proposals, and healthcare payor initiatives that may increase our costs of compliance, and adversely affect our ability to market our product candidates, obtain collaborators, and raise capital.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities, and affect our ability, or the ability of our collaborators, to profitably sell any products for which we obtain marketing approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we, or our collaborators, may receive for any approved products.

Since enactment of the ACA in 2010, in both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our product candidates profitably. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect on April 1, 2013 and were to remain in effect until 2029 unless additional Congressional action is taken. The CARES Act, which was signed into law on March 27, 2020, designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2020, and extended the sequester by one year, through 2030, in order to offset the added expense of the 2020 cancellation. In January 2013, the American Taxpayer Relief Act of 2012, or ATRA, was approved which, among other things, reduced Medicare payments to several providers, with primary focus on the hospital outpatient setting and ancillary services, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. On January 20, 2017, the new administration signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices, and, for that reason, some final regulations have yet to take effect. In December 2017, Congress repealed the individual mandate for health insurance required by the ACA and could consider further legislation to repeal other elements of the ACA. At the end of 2017, CMS promulgated regulations that reduce the amount paid to hospitals for outpatient drugs purchased under the 340B program, and some states have enacted transparency laws requiring manufacturers to report information on drug prices and price increases. On December 14, 2018, the U.S. District Court for the Northern District of Texas struck down the ACA, deeming it unconstitutional given that Congress repealed the individual mandate in 2017; on July 9, 2019, the U.S. Court of Appeals for the Fifth Circuit heard arguments on appeal in this matter. On December 18, 2019, the Fifth Circuit ruled that the ACA’s individual mandate is unconstitutional given that the Tax Act eliminated the tax penalty associated with the individual mandate. In concluding that the individual mandate is unconstitutional, the question remains whether, or how much of, the rest of the ACA is severable from that constitutional defect. The Fifth Circuit further remanded the case to the U.S. District Court for the Northern District of Texas to further analyze whether the other provisions of the ACA are severable as they currently exist under the law. On March 2, 2020, the U.S. Supreme Court granted the petitions for writs of certiorari to review this case, although it is unclear when or how the U.S. Supreme Court will rule. It is also unclear how other efforts to challenge, repeal or replace the ACA will impact the ACA or our business. We will continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business. Complying with any new legislation or reversing changes implemented under the ACA could be time-intensive and expensive, resulting in a material adverse effect on our business.

Additional federal and state healthcare reform measures may be adopted in the future that may result in more rigorous coverage criteria, increased regulatory burdens and operating costs, decreased revenues from our biopharmaceutical product candidates, decreased potential returns from our development efforts, and additional downward pressure on the price that we receive for any approved drug. Any reduction in reimbursement from Medicare or other government healthcare programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenues, attain profitability or commercialize our product candidates.

Legislative and regulatory proposals may also be made to expand post-approval requirements and restrict sales and promotional activities for drugs. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance, or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

In addition, there have been a number of other policy, legislative and regulatory proposals aimed at changing the pharmaceutical industry. For instance, on May 11, 2018, the current administration presented its “Blueprint” to lower drug prices and reduce out of pocket costs of drugs, as well as additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, and incentivize manufacturers to lower the list price of their products. Although some proposals related to the administration’s Blueprint may require additional authorization to become effective, may ultimately be withdrawn, or may face challenges in the courts, Congress and the administration have indicated that they will continue to seek new legislative and administrative measures to control drug costs, including by addressing the role of pharmacy benefit managers in the supply chain. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We are unable to predict the future course of federal or state healthcare legislation in the United States directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. The ACA and any further changes in the law or regulatory framework that reduce our revenues or increase our costs could also have a material and adverse effect on our business, financial condition and results of operations.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In international markets, reimbursement and health care payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. In some countries, particularly the countries of the EU, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain coverage and reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. There can be no assurance that our product candidates will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be available, or that the third-party payors’ reimbursement policies will not adversely affect our ability to sell our product candidates profitably. If reimbursement of our product candidates is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to: comply with the laws of the FDA and other similar foreign regulatory bodies, provide true, complete and accurate information to the FDA and other similar foreign regulatory bodies, comply with manufacturing standards we have established, comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws, or report financial information or data accurately or to disclose unauthorized activities to us. If we obtain FDA approval of any of our product candidates and begin commercializing those product candidates in the United States, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials.

It is not always possible to identify and deter misconduct or other improper activities by our employees or third parties that we engage for our business operations, including independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our, or our employees’, consultants’, collaborators’, contractors’, or vendors’ business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, compliance agreements, withdrawal of product approvals, and curtailment of our operations, among other things, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

Risks Related to Intellectual Property

If we are unable to obtain, maintain, protect and enforce patent protection and other proprietary rights for our product candidates and technologies, we may not be able to compete effectively or operate profitably.

Our success is dependent in large part on our obtaining, maintaining, protecting and enforcing patents and other proprietary rights in the United States and other countries with respect to our product candidates and technology and on our ability to avoid infringing the intellectual property and other proprietary rights of others. Certain of NantKwest’s and ImmunityBio’s intellectual property rights are licensed from other entities, and as such the preparation and prosecution of any such patents and patent applications was not performed by us or under our control. Furthermore, patent law relating to the scope of claims in the biotechnology field in which we operate is still evolving and, consequently, patent positions in our industry may not be as strong as in other more well-established fields. The patent positions of biotechnology companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date.

The issuance of a patent is not conclusive as to its validity or enforceability and it is uncertain how much protection, if any, will be provided by our patents, including if they are challenged in court or in other proceedings, such as re-examinations or oppositions, which may be brought in the United States or foreign jurisdictions to challenge the validity of a patent. A third party may challenge the validity or enforceability of a patent after its issuance. It is possible that a competitor may successfully challenge our patents or that a challenge will result in limiting their coverage. Moreover, the cost of litigation to uphold the validity of patents and to prevent infringement can be substantial. If the outcome of litigation is adverse to us, third parties may be able to use our patented invention without payment to us. Moreover, it is possible that competitors may infringe our patents or successfully avoid the patented technology through design innovation. To stop these activities, we may need to file a lawsuit. These lawsuits are expensive and would consume time and other resources, even if we were successful in stopping the violation of our patent rights. In addition, there is a risk that a court would decide that our patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of our patents were upheld, a court would refuse to stop the other party on the grounds that its activities are not covered by, that is, do not infringe, our patents.

Should third parties file patent applications, or be issued patents claiming technology also used or claimed by our licensor(s) or by us in any future patent application, we may be required to participate in interference proceedings in the USPTO to determine priority of invention for those patents or patent applications that are subject to the first-to-invent law in the United States, or may be required to participate in derivation proceedings in the USPTO for those patents or patent applications that are subject to the first-inventor-to-file law in the United States. We may be required to participate in such interference or derivation proceedings involving our issued patents and pending applications. We may be required to cease using the technology or to license rights from prevailing third parties as a result of an unfavorable outcome in an interference proceeding or derivation proceeding. A prevailing party in that case may not offer us a license on commercially acceptable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

If any of our owned or in-licensed patent applications do not issue as patents in any jurisdiction, we may not be able to compete effectively.

Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our owned and licensed patents. With respect to both in-licensed and owned intellectual property, we cannot predict whether the patent applications we and our licensors are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors or other third parties.

The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into nondisclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors, and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in any of our owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions.

If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical technology and product candidates would be adversely affected.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. Our owned or in-licensed pending and future patent applications may not result in patents being issued which protect ImmunityBio’s Anktiva or hAd5 product candidates or other technologies or which effectively prevent others from commercializing competitive technologies and product candidates.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we license or own currently or in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we own or in-license may be challenged, narrowed, circumvented, or invalidated by third parties. Consequently, we do not know whether ImmunityBio’s Anktiva or hAd5 product candidates or other technologies will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and growth prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. We or our licensors may be subject to a third-party preissuance submission of prior art to the USPTO, or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or interference proceedings or other similar proceedings challenging our owned or licensed patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our owned or in-licensed patent rights, allow third parties to commercialize ImmunityBio’s Anktiva or hAd5 product candidates or other technologies and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we, or one of our licensors, may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge our or our licensor’s priority of invention or other features of patentability with respect to our owned or in-licensed patents and patent applications. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of ImmunityBio’s Anktiva or hAd5 product candidates and other technologies. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. If we or our collaborators are unsuccessful in any such proceeding or other priority or inventorship dispute, we may be required to obtain and maintain licenses from third parties, including parties involved in any such interference proceedings or other priority or inventorship disputes. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture, and commercialization of one or more of the product candidates we may develop. The loss of exclusivity or the narrowing of our owned and licensed patent claims could limit our ability to stop others from using or commercializing similar or identical technology and products.

In addition, given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Some of our owned and in-licensed patents and patent applications are, and may in the future be, co-owned with third parties. In addition, certain of our licensors co-own the patents and patent applications we in-license with other third parties with whom we do not have a direct relationship. Our exclusive rights to certain of these patents and patent applications are dependent, in part, on inter-institutional or other operating agreements between the joint owners of such patents and patent applications, who are not parties to our license agreements. If our licensors do not have exclusive control of the grant of licenses under any such third-party co-owners’ interest in such patents or patent applications or we are otherwise unable to secure such exclusive rights, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and growth prospects.

We may be involved in lawsuits to protect or enforce our patents or other intellectual property or the patents or other intellectual property of our licensors, which could be expensive, time-consuming and unsuccessful.

Competitors and other third parties may infringe, misappropriate or otherwise violate our patents or other intellectual property or the patents or other intellectual property of our licensors. In addition, our patents or the patents of our licensors also may become involved in inventorship, priority or validity disputes. To counter infringement or other unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of our patents is not valid or is unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceeding could put one or more of our owed or licensed patents at risk of being invalidated, held unenforceable, or interpreted narrowly, and could put our patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

Issued patents covering our technology and product candidates could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.

If we or one of our licensors initiate legal proceedings against a third party to enforce a patent covering one of our product candidates or other technologies, the defendant could counterclaim that the patent is invalid and/or unenforceable or that we infringe their patents. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or other applicable body, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings).

The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial. Some of our competitors may be better able to sustain the costs of such litigation or other proceeding because they have substantially greater resources. Such proceedings could result in revocation or cancellation of, or amendment to, our patents in such a way that they no longer cover our product candidates or technologies. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our licensor, our or our licensor’s patent counsel and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection could have a material adverse impact on our business, financial condition, results of operations and prospects.

The use of our technology and product candidates could potentially conflict with the rights of others, and third-party claims of intellectual property infringement, misappropriation or other violation against us, our licensors or our collaborators may prevent or delay the development and commercialization of our product candidates and technologies.

Our commercial success depends in part on our, our licensors’ and our collaborators’ ability to avoid infringing, misappropriating and otherwise violating the patents and other intellectual property rights of third parties. There is a substantial amount of complex litigation involving patents and other intellectual property rights in the biopharmaceutical industry. Our potential competitors or other parties may have, develop or acquire patent or other intellectual property rights that they could assert against us. If they do so, then we may be required to alter our product candidates, pay licensing fees or cease our development and commercialization activities with respect to the applicable product candidates or technologies. If our product candidates conflict with patent or other intellectual property rights of others, such parties could bring legal actions against us or our collaborators, licensees, suppliers or customers, claiming damages and seeking to enjoin manufacturing, use and marketing of the affected products.

Although ImmunityBio has conducted freedom-to-operate, or FTO, analyses of the patent landscape with respect to its lead product candidates and continues to undertake FTO analyses of its manufacturing processes, its lead Anktiva product candidate, and contemplated future processes and products, because patent applications do not publish for 18 months, and because the claims of patent applications can change over time, no FTO analysis can be considered exhaustive. We may not be aware of patents that have already been issued and that a competitor or other third party might assert are infringed by our current or future product candidates or technologies. It is also possible that we could be found to have infringed patents owned by third parties of which we are aware, but which we do not believe are relevant to our product candidates or technologies. In addition, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates or technologies may infringe. Furthermore, patent and other intellectual property rights in biotechnology remains an evolving area with many risks and uncertainties. As such, we may not be able to ensure that we can market our product candidates without conflict with the rights of others.

If intellectual property-related legal actions asserted against us are successful, in addition to any potential liability for damages (including treble damages and attorneys’ fees for willful infringement), we could be enjoined from, or required to obtain a license to continue, manufacturing, promoting the use of or marketing the affected products. We may not prevail in any legal action and a required license under the applicable patent or other intellectual property may not be available on acceptable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. We also could be required to redesign our infringing products, which may be impossible or require substantial time and monetary expenditure.

Defense of infringement claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from our business, and may impact our reputation. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and patent applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of a patent. The USPTO and various foreign governmental patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. In certain circumstances, we rely on our licensors to pay these fees and take the necessary actions to comply with these requirements. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market with similar or identical products or technology, which would have a material adverse impact on our business, financial condition, results of operations and prospects.

Changes in United States patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other immunotherapy and biopharmaceutical companies, our success is dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first-to-file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either file any patent application related to our product candidates or other technologies or invent any of the inventions claimed in our or our licensor’s patents or patent applications. The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Additionally, recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. While we do not believe that any of the patents owned or licensed by us will be found invalid based on the foregoing, we cannot predict how future decisions by Congress, the federal courts or the USPTO may impact the value of our patents.

Our rights to develop and commercialize our product candidates and technologies are subject, in part, to the terms and conditions of licenses granted to us by others.

We will rely on licenses to certain patent rights and proprietary technology from third parties that are important or necessary to the development of aldoxorubicin and products enabled by our yeast, including Tarmogen, technologies. For example, in July 2017, ImmunityBio entered into an exclusive license agreement with CytRx Corporation, or CytRx, pursuant to which it received an exclusive license to certain of CytRx’s intellectual property relating to aldoxorubicin, in January 2020 ImmunityBio entered into an exclusive license agreement with GlobeImmune, Inc., or GlobeImmune, pursuant to which ImmunityBio obtained an exclusive license to certain of GlobeImmune’s intellectual property relating to their Tarmogen platform to complement our proprietary yeast technology, and in August 2020, ImmunityBio entered into an exclusive license agreement with iosBio Ltd., formerly named Stabilitech Biopharma Ltd., or iosBio, pursuant to which iosBio granted ImmunityBio an exclusive license to certain of iosBio’s intellectual property rights relating to the SARS-CoV-2 and successor vaccine candidates (and, in connection with such license, ImmunityBio granted iosBio a non-exclusive license relating to its adenovirus constructs for the prevention and treatment of shingles and other infectious disease targets to be mutually agreed by the parties in good faith). For more information regarding the arrangements with CytRx, GlobeImmune and iosBio, see “Business of ImmunityBio—License and Collaboration Agreements.”

License agreements may not provide exclusive rights to use certain licensed intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and product candidates in the future. As a result, we may not be able to prevent competitors or other third parties from developing and commercializing competitive products that also utilizes technology that we have in-licensed.

In addition, subject to the terms of any such license agreements, we do not have the right to control the preparation, filing, prosecution and maintenance, and we may not have the right to control the enforcement, and defense of patents and patent applications covering the technology that we license from third parties. We cannot be certain that our in-licensed or out-licensed patents and patent applications that are controlled by our licensors or licensees will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our licensors or licensees fail to prosecute, maintain, enforce, and defend such patents, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, our right to develop and commercialize Anktiva and any of our product candidates that are subject of such licensed rights could be adversely affected, and we may not be able to prevent competitors from making, using and selling competing products. In addition, even where we have the right to control patent prosecution of patents and patent applications we have licensed to and from third parties, we may still be adversely affected or prejudiced by actions or inactions of our licensees, our licensors and their counsel that took place prior to the date upon which we assumed control over patent prosecution.

Furthermore, our owned and in-licensed patents may be subject to a reservation of rights by one or more third parties. For example, certain of ImmunityBio’s in-licensed intellectual property was funded in part by the U.S. government. As a result, the U.S. government may have certain rights to such intellectual property. When new technologies are developed with U.S. government funding, the U.S. government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the U.S. government to use the invention or to have others use the invention on its behalf. The U.S. government’s rights may also permit it to disclose the funded inventions and technology to third parties and to exercise march-in rights to use or allow third parties to use the technology we have licensed that was developed using U.S. government funding. The U.S. government may exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, or because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States in certain circumstances and if this requirement is not waived. Any exercise by the U.S. government of such rights or by any third party of its reserved rights could have a material adverse effect on our competitive position, business, financial condition, results of operations and growth prospects.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

NantKwest and ImmunityBio have each entered into license agreements with third parties and may need to obtain additional licenses from others to advance our research or allow commercialization of our product candidates. It is possible that we may be unable to obtain additional licenses at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates or continue to utilize our existing technology, which could harm our business, financial condition, results of operations and growth prospects significantly. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current technology, manufacturing methods, product candidates, or future methods or products resulting in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

In addition, each of NantKwest’s and ImmunityBio’s license agreements, and we expect our future agreements, will impose various development, diligence, commercialization, and other obligations on us. Certain of our license agreements also require us to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses. In spite of our efforts, our licensors might conclude that we have materially breached our obligations under such license agreements and might therefore terminate the license agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical to ours and we may be required to cease our development and commercialization of certain of our product candidates or of Anktiva. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and growth prospects.

Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations and growth prospects.

We have limited foreign intellectual property rights and may not be able to protect our intellectual property rights throughout the world.

We have limited intellectual property rights outside the United States. Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the

United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed trade secrets or other confidential information of third parties or claims asserting ownership of what we regard as our own intellectual property.

NantKwest and ImmunityBio have received confidential and proprietary information from third parties and their employees and contractors. In addition, we plan to employ and contract with individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed the trade secrets or other confidential information of these third parties or our employees’ former employers. Litigation may be necessary to defend against or pursue these claims. Even if we are successful in resolving these claims, litigation could result in substantial cost and be a distraction to our management and employees.

In addition, while it is our policy to require our employees, consultants and independent contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may not be able to license or acquire new or necessary intellectual property rights or technology from third parties.

An element of our intellectual property strategy is to license intellectual property rights and technologies from third parties and/or our affiliates. Other parties, including our competitors or our affiliates, may have patents and have filed and are likely filing patent applications potentially relevant to our business. In order to avoid infringing these patents, we may find it necessary or prudent to obtain licenses to such patents from such parties. In addition, with respect to any patents we co-own with other parties—including our affiliates—we may require licenses to such co-owners’ interest to such patents. The licensing or acquisition of intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. No assurance can be given that we will be successful in licensing any additional rights or technologies from third parties and/or our affiliates. Our inability to license the rights and technologies that we have identified, or that we may in the future identify, could have a material adverse impact on our ability to complete the development of our product candidates or to develop additional product candidates. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. Failure to obtain any necessary rights or licenses may detrimentally affect our planned development of our current or future additional product candidates and could increase the cost, and extend the timelines associated with our development, of such other products, and we may have to abandon development of the relevant program or product candidate. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we do not obtain patent term extension and data exclusivity for any product candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our owned or in-licensed U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar extensions as compensation for patent term lost during regulatory review processes are also available in certain foreign countries and territories, such as in Europe under a Supplementary Patent Certificate. However, we may not be granted an extension in the United States and/or foreign countries and territories because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is shorter than what we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and growth prospects could be materially harmed.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patents, trade secrets, or other intellectual property as an inventor or co- inventor. For example, we or our licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing Anktiva, product candidates or other technologies. Litigation may be necessary to defend against these and other claims challenging inventorship or our or our licensors’ ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to ImmunityBio’s Anktiva product candidates and other technologies. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for Anktiva, Ad and yeast technologies and other product candidates and other technologies, we also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology, and other proprietary information and to maintain our competitive position. Trade secrets and know-how can be difficult to protect. We expect our trade secrets and know-how to over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology, and the movement of personnel from academic to industry scientific positions.

We seek to protect these trade secrets and other proprietary technology, in part, by entering into nondisclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors, and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants as well as train our employees not to bring or use proprietary information or technology from former employers to us or in their work, and remind former employees when they leave their employment of their confidentiality obligations. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite our efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and growth prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to make products that are similar to our product candidates or utilize similar technology but that are not covered by the claims of the patents that we license or may own;

•

we, or our current or future licensors or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or own now or in the future;

•	we, or our current or future licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

•	it is possible that our current or future pending owned or licensed patent applications will not lead to issued patents;

•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

•

our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm our business; and

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy and consent solicitation statement/prospectus, and the documents to which NantKwest and ImmunityBio refer you within this joint proxy and consent solicitation statement/prospectus, as well as oral statements made or to be made by NantKwest and ImmunityBio, include “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the United States Private Securities Litigation Reform Act of 1995, as amended. All statements, other than statements of historical fact, included in this joint proxy and consent solicitation statement/prospectus, including those that address activities, events or developments that NantKwest or ImmunityBio expects, believes or anticipates will or may occur in the future, are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the merger, the expected timetable for completing the merger, the anticipated results, effects, benefits and synergies of the merger, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities, and anticipated future performance and any other statements regarding NantKwest’s or ImmunityBio’s future expectations, beliefs, plans, objectives, financial conditions, assumptions, or future events or performance that are not historical facts. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “should,” “could,” “would,” “may,” “might,” “foresee,” “plan,” “will,” “guidance,” “outlook,” “future,” “assume,” “forecast,” “focus,” “target,” “continue,” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking.

NantKwest and ImmunityBio caution investors that any forward-looking statements are subject to known and unknown risks and uncertainties, many of which are outside NantKwest’s and ImmunityBio’s control, and which may cause actual results and future trends to differ materially from those matters expressed in, or implied or projected by, such forward-looking statements, which speak only as of the date of this joint proxy and consent solicitation statement/prospectus. Investors are cautioned not to place undue reliance on these forward-looking statements. Risks and uncertainties that could cause actual results to differ from those described in forward-looking statements include the following:

•	the merger agreement may be terminated in accordance with its terms and the merger may not be completed;

•	NantKwest stockholders may not approve the merger proposal;

•	the parties may not be able to satisfy the conditions to the completion of the merger in a timely manner or at all;

•	NantKwest and ImmunityBio may incur significant transaction and other costs in connection with the merger in excess of those anticipated by NantKwest or ImmunityBio;

•	the combined company may fail to realize anticipated synergies or other benefits expected from the merger in the timeframe expected or at all;

•	the ultimate timing, outcome and results of integrating the operations of NantKwest and ImmunityBio and the risk that NantKwest’s and ImmunityBio’s businesses may not be integrated successfully;

•	the effect of the merger and their announcement and/or completion on NantKwest’s and ImmunityBio’s business or employee relationships;

•	the risk related to disruption of management time from ongoing business operations due to the merger;

•	the merger may disrupt current plans and operations that may harm NantKwest’s and ImmunityBio’s respective businesses;

•	the effects of the business combination on NantKwest and ImmunityBio, including the combined company’s future financial condition, results of operations, strategy, credit ratings and plans;

•	changes in capital markets and the ability of the combined company to finance operations;

•	unexpected costs, charges or expenses may result from the merger;

•

each of NantKwest, ImmunityBio and the combined company may be unable to continue or timely complete its planned preclinical and clinical development of its development programs, and the timing and success of any such continued preclinical and clinical development and planned regulatory submissions;

•	any litigation relating to the merger;

•

risks to NantKwest’s and ImmunityBio’s operations generally, including the impact of a widespread outbreak of an illness, such as the COVID-19 pandemic, and the other risks, contingencies and uncertainties applicable to NantKwest and ImmunityBio disclosed in NantKwest’s other filings with the SEC incorporated herein by reference; and

•	the uncertainty of the value of the merger consideration due to the fixed exchange ratio and potential fluctuation in the market price of NantKwest common stock.

The foregoing list of factors is not exhaustive. For further discussion of these and other risks, contingencies, and uncertainties applicable to NantKwest and ImmunityBio, please see “Risk Factors” in this joint proxy and consent solicitation statement/prospectus as well as NantKwest’s other filings with the SEC incorporated herein by reference. Please see “Where You Can Find More Information” for more information about the SEC filings incorporated by reference into this joint proxy and consent solicitation statement/prospectus.

All subsequent written or oral forward-looking statements attributable to NantKwest, ImmunityBio or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained in this section. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither NantKwest nor ImmunityBio assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

NANTKWEST SPECIAL MEETING

Date, Time and Place of the NantKwest Special Meeting

The NantKwest special meeting will be conducted exclusively online via live audio webcast at [www.proxydocs.com/NK] starting at [●] [a.m.]/[p.m.], Pacific Time, on [●], 2021. NantKwest stockholders will be able to attend the NantKwest special meeting online, and vote their shares electronically at the NantKwest special meeting by going to www.proxydocs.com/NK and registering in advance prior to the registration deadline of [                ] and entering their control number, which is included on the proxy card that they received. Because the NantKwest special meeting is completely virtual and being conducted online via live audio webcast, stockholders will not be able to attend the meeting in person. If NantKwest stockholders wish to ask a question to directors and/or members of management in attendance at the NantKwest special meeting, please note that such questions must be submitted in advance of the NantKwest special meeting. To submit a question, mark the box on the proxy card when registering to attend the NantKwest special meeting and submit your written question or submit a question at [www.proxydocs.com/NK] after logging in with your control number.

On or about [●], 2021, NantKwest commenced mailing this joint proxy and consent solicitation statement/prospectus and the enclosed form of proxy card to its stockholders entitled to notice and to vote at the NantKwest special meeting.

Purpose of the NantKwest Special Meeting

At the NantKwest special meeting, NantKwest stockholders will be asked to consider and vote upon the following items:

1.

a proposal to approve the issuance of shares of NantKwest common stock to security holders of ImmunityBio as contemplated by the merger agreement, a copy of which is attached as Annex A to this joint proxy and consent solicitation statement/prospectus (the “stock issuance proposal”);

2.	a proposal to approve the merger contemplated by the merger agreement (the “merger proposal”); and

3.

a proposal to approve the adjournment of the NantKwest special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the stock issuance proposal or the merger proposal (the “adjournment proposal”).

No other business will be acted upon at the NantKwest special meeting.

NantKwest Record Date and Quorum

Record Date

The NantKwest board has fixed the close of business on [●], 2021 as the record date for determining the NantKwest stockholders entitled to receive notice of and to vote at the NantKwest special meeting.

On the NantKwest record date, NantKwest’s outstanding capital stock consisted of [●] shares of NantKwest common stock, which was held by approximately [●] holders of record. Each stockholder shall be entitled to one vote for each share of NantKwest common stock held by such stockholder.

Quorum

At the NantKwest special meeting, a majority of the voting power of the stock issued, outstanding and entitled to vote, present in person (which would include presence at a virtual meeting) or represented by proxy, is necessary to constitute a quorum. Abstentions and broker non-votes will be counted as present and entitled to vote for purposes of determining a quorum. However, because all proposals at the NantKwest special meeting are expected to be non-routine, NantKwest does not expect to receive any broker non-votes (which are shares of NantKwest common stock held by brokers, banks or other nominees with respect to which the broker, bank or other nominee is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker, bank or other nominee does not have discretionary voting power on such proposal).

In connection with the execution of the merger agreement, NantKwest and ImmunityBio have entered into the NantKwest voting agreement with the NantKwest significant stockholders who collectively owned and are entitled to vote approximately 64.4% of the outstanding shares of NantKwest common stock as of the record date. Pursuant to the NantKwest voting agreement, those stockholders agreed, among other things, to be present at the NantKwest special meeting in person (which would include presence at a virtual meeting) or by proxy. As such, a quorum at the NantKwest special meeting is expected to be present.

Required Vote

Required Vote to Approve the NantKwest Stock Issuance Proposal

Per the NASDAQ rules, approval of the stock issuance proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the NantKwest special meeting. As described above, in connection with the execution of the merger agreement, NantKwest and ImmunityBio have entered into the NantKwest voting agreement with the NantKwest significant stockholders who collectively owned and are entitled to vote approximately 64.4% of the outstanding shares of NantKwest common stock as of the NantKwest record date. Pursuant to the NantKwest voting agreement, those stockholders agreed, among other things, to vote their shares of NantKwest common stock in favor of the stock issuance proposal. Because their shares represent more than a majority of shares of NantKwest common stock issued and outstanding, their vote will ensure the requisite vote will be received to approve the stock issuance proposal.

Required Vote to Approve the NantKwest Merger Proposal

Approval of the merger proposal requires the affirmative vote of holders of a majority of all of the outstanding shares of NantKwest common stock as of the NantKwest record date, other than shares of NantKwest common stock held by the NantKwest significant stockholders or any of their respective controlled affiliates or any directors or executive officers of NantKwest or ImmunityBio. If such majority of the minority of NantKwest stockholders fails to approve the merger proposal, the merger will not occur.

Required Vote to Approve the NantKwest Adjournment Proposal

Approval of the adjournment proposal requires the affirmative vote of a majority of the voting power of the shares of NantKwest common stock present in person (which would include presence at a virtual meeting) or represented by proxy at the NantKwest special meeting and entitled to vote on the proposal. Votes by the NantKwest significant stockholders in favor of the adjournment proposal will constitute the required stockholder approval for the adjournment proposal. The vote on the adjournment proposal is a vote separate and apart from the votes to approve the stock issuance proposal and the merger proposal. NantKwest does not intend to call a vote on this proposal if the stock issuance proposal and the merger proposal are approved at the NantKwest special meeting. The merger is not conditioned on the approval of the adjournment proposal.

Treatment of Abstentions; Failure to Vote

At the NantKwest special meeting:

1.

Abstentions will not be counted as votes cast on the stock issuance proposal and therefore will have no effect on the outcome of the stock issuance proposal. Because the stock issuance proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the NantKwest stock issuance proposal and will not be able to vote on the stock issuance proposal without receiving specific voting instructions from the beneficial owner. The failure of a beneficial owner to provide voting instructions to its broker, bank or other nominee will result in the applicable shares not being counted in determining the votes cast in connection with the stock issuance proposal, and will therefore have no effect on the outcome of the stock issuance proposal.

2.

Abstentions and shares deemed not in attendance at the NantKwest special meeting, whether due to a record holder’s failure to vote or a “street name” holder’s failure to provide any voting instructions to such holder’s broker, bank or other nominee, will have the same effect as a vote “AGAINST” the merger proposal. Because the merger proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the merger proposal and will not be able to vote on the merger proposal without receiving specific voting instructions from the beneficial owner.

3.

Abstentions with respect to the adjournment proposal also will have the effect of a vote “AGAINST” such proposal. Because the adjournment proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the adjournment proposal and will not be able to vote on the adjournment proposal without receiving specific voting instructions from the beneficial owner.

In addition, the votes approving the stock issuance proposal required to be cast by the NantKwest significant stockholders pursuant to the NantKwest voting agreement will constitute the required stockholder approval for the stock issuance proposal, and their votes in favor of the adjournment proposal will constitute the required stockholder approval for the adjournment proposal. Therefore, a failure of any other NantKwest stockholder to vote to approve the stock issuance proposal or the adjournment proposal is not expected to have any effect on the approval of the stock issuance proposal or the adjournment proposal.

Recommendations of the NantKwest Special Committee and the NantKwest Board of Directors

The NantKwest special committee consists of Michael D. Blaszyk and Cheryl L. Cohen. The NantKwest board determined that each of Mr. Blaszyk and Ms. Cohen was independent and disinterested with respect to the potential transaction with ImmunityBio and other strategic alternatives available to NantKwest. At a meeting held on December 20, 2020, the NantKwest special committee unanimously determined that it was fair to and in the best interests of NantKwest and its stockholders (other than the NantKwest significant stockholders and any of their respective controlled affiliates and the directors and executive officers of NantKwest or ImmunityBio) for NantKwest to enter into the merger agreement and declared the merger agreement, and the transactions contemplated by the merger agreement, advisable, and resolved to recommend that the NantKwest board (1) declare the merger agreement and the transactions contemplated by the merger agreement, including the merger and the stock issuance, advisable, (2) approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger and the stock issuance, and (3) recommend that NantKwest stockholders vote to approve the stock issuance and that NantKwest stockholders (other than the NantKwest significant stockholders and any of their respective controlled affiliates or the directors and executive officers of NantKwest and ImmunityBio) vote to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger.

At a meeting held on December 20, 2020, the NantKwest board (other than Dr. Soon-Shiong and Barry J. Simon, M.D., President and Chief Administrative Officer of NantKwest, both of whom recused themselves from deliberations regarding the merger), acting upon the recommendation of the NantKwest special committee, (1) declared the merger agreement, and the transactions contemplated by the merger agreement, including the merger and the stock issuance, advisable, (2) approved and adopted the merger agreement and the transactions contemplated by the merger agreement, including the merger and the stock issuance, (3) directed that the stock issuance be submitted to the NantKwest stockholders for approval and the merger agreement and the transactions contemplated by the merger agreement, including the merger, be submitted to the NantKwest stockholders (other than the NantKwest significant stockholders and any of their respective controlled affiliates or the directors and executive officers of NantKwest and ImmunityBio) for approval by such holders, and (4) resolved to recommend that NantKwest stockholders vote to approve the stock issuance and that NantKwest stockholders (other than the NantKwest significant stockholders and any of their respective controlled affiliates or the directors and executive officers of NantKwest and ImmunityBio) vote to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger.

For a discussion of the factors considered by the NantKwest special committee and the NantKwest board in their evaluation of the merger, see “The Merger—Recommendation of the NantKwest Special Committee and the NantKwest Board of Directors; Reasons for the Merger” beginning on page 126.

Consummation of the merger is conditioned on approval of the stock issuance proposal and the merger proposal, but is not conditioned on the approval of the adjournment proposal.

Voting by NantKwest’s Directors, Executive Officers and Significant Stockholders

In connection with the execution of the merger agreement, NantKwest and ImmunityBio have entered into a voting agreement with the NantKwest significant stockholders who collectively own approximately 64.4% of the outstanding shares of NantKwest common stock as of the NantKwest record date. Pursuant to the NantKwest voting agreement, those stockholders agreed, among other things, to vote their shares of NantKwest common stock in favor of the stock issuance proposal and the adjournment proposal. Because their shares represent more than a majority of shares of NantKwest common stock issued and outstanding, their vote will ensure that the requisite vote will be received to approve such proposals.

The NantKwest significant stockholders and any of their respective controlled affiliates and the directors and executive officers of NantKwest and ImmunityBio will be excluded from the vote on the merger proposal. As of the NantKwest record date, such persons beneficially owned shares of NantKwest common stock representing approximately [●]% of the outstanding shares of NantKwest common stock.

Voting; Proxies

After reading and carefully considering the information contained in this joint proxy and consent solicitation statement/prospectus, a NantKwest stockholder may submit a proxy or voting instructions for its shares of NantKwest common stock before the NantKwest special meeting in one of the following ways:

•

By Internet. If you are a registered owner of shares of NantKwest common stock, use the Internet to submit your proxy instructions and for the electronic delivery of information up until [●] [a.m./p.m.], Pacific Time, on [●], 2021. Have the proxy card accompanying this joint proxy and consent solicitation statement/prospectus in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. The availability of Internet voting for beneficial owners holding shares of NantKwest common stock in “street name” will depend on the voting process of your broker, bank or other nominee. If you are a beneficial owner of shares of NantKwest common stock held in “street name,” please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

•

By Phone. If you are a registered owner of shares of NantKwest common stock, use any touch-tone telephone to dial [●] to submit your proxy instructions up until [●] [a.m./p.m.], Pacific Time, on [●], 2021. Have your proxy card in hand when you call and then follow the instructions. If you submit a proxy by telephone, do not return your proxy card or voting instructions. The availability of telephone voting for beneficial owners holding shares of NantKwest common stock in “street name” will depend on the voting process of your broker, bank or other nominee. If you are an owner of shares of NantKwest common stock held in “street name,” please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

•

By Mail. Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided. If you are a beneficial owner of shares of NantKwest common stock held in “street name,” please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

In addition, all NantKwest stockholders may vote in person (which would consist of presence at a virtual meeting) at the NantKwest special meeting. Note that if your shares are held in the name of your broker, bank or other nominee and you wish to vote in person at the NantKwest special meeting, you must contact your broker, bank or other nominee and request a document called a “legal proxy.” You must submit this legal proxy in order to vote in person.

Even if you plan to attend the NantKwest special meeting virtually, we recommend that you also submit your proxy card or vote by telephone or via the Internet by the applicable deadline so that your vote will be counted if you later decide not to virtually attend the meeting. When the accompanying proxy card is returned properly executed, the shares of NantKwest common stock represented by it will be voted at the NantKwest special meeting in accordance with the instructions contained on the proxy card. If you sign and return your proxy card or voting instruction form without indicating how to vote on any particular proposal, the shares of NantKwest common stock represented by your proxy will be voted “FOR” each such proposal in accordance with the recommendation of the NantKwest board.

If you attend the NantKwest special meeting and vote online, any votes that you previously submitted — whether via the Internet, by telephone or by mail — will be revoked and superseded by the vote that you cast at the NantKwest special meeting.

EVERY NANTKWEST STOCKHOLDER’S VOTE IS IMPORTANT. ACCORDINGLY, EACH NANTKWEST STOCKHOLDER SHOULD SUBMIT HIS, HER OR ITS PROXY VIA THE INTERNET OR BY TELEPHONE, OR SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD, WHETHER OR NOT THE NANTKWEST STOCKHOLDER PLANS TO ATTEND THE NANTKWEST SPECIAL MEETING.

Shares Held in “Street Name”

If your shares of NantKwest common stock are held in “street name” through a broker, bank or other nominee, you must instruct such broker, bank or other nominee on how to vote the shares by following the instructions that the broker, bank or other nominee provides you along with this joint proxy and consent solicitation statement/prospectus. Your broker, bank or other nominee, as applicable, may have an earlier deadline by which you must provide instructions to it as to how to vote your shares of NantKwest common stock, so you should read carefully the materials provided to you by your broker, bank or other nominee.

You may not vote shares of NantKwest common stock held in “street name” by returning a proxy card directly to NantKwest or by voting at the NantKwest special meeting if you attend virtually unless you obtain and submit a properly executed “legal proxy” from your broker, bank or other nominee.

With respect to shares of NantKwest common stock held in street name, your broker, bank or other nominee generally has the discretionary authority to vote uninstructed shares on “routine” matters, but cannot vote such uninstructed shares on “non-routine” matters. A “broker non-vote” will occur if your broker, bank or other nominee cannot vote your shares of NantKwest common stock on a particular matter because it has not received instructions from you and does not have discretionary voting authority on that matter or because your broker, bank or other nominee chooses not to vote on a matter for which it does have discretionary voting authority.

All of the proposals at the NantKwest special meeting are expected to be treated as non-routine. Accordingly, if brokers, banks or other nominees do not receive specific voting instructions from the beneficial owner of shares of NantKwest common stock, they may not vote such shares with respect to the stock issuance proposal, the merger proposal or the adjournment proposal. Therefore, if your shares of NantKwest common stock are held in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares:

1.	your broker, bank or other nominee may not vote your shares on the stock issuance proposal, which will not count as a vote cast on such proposal;

2.	your broker, bank or other nominee may not vote your shares on the merger proposal, which will have the same effect as a vote “AGAINST” such proposal; and

3.	your broker, bank or other nominee may not vote your shares on the adjournment proposal, which will not count as a vote cast on such proposal.

If your shares of NantKwest common stock are held in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares with respect to any of the NantKwest proposals, your shares will not be counted toward determining whether a quorum is present.

Revocability of Proxies and Changes to a NantKwest Stockholder’s Vote

Any proxy may be revoked at any time before it is exercised by (1) sending a written notice of revocation to Steven Yang, Corporate Secretary, at NantKwest, Inc., 3530 John Hopkins Court, San Diego, California 92121, Attention: Corporate Secretary, (2) attending the NantKwest special meeting and voting virtually or (3) properly completing and executing a later dated proxy and delivering it to the Corporate Secretary of NantKwest at the address listed above at or before the NantKwest special meeting. Stockholders of NantKwest may also revoke their proxy by entering a new vote over the Internet or by telephone at any time before the NantKwest special meeting.

If you are a NantKwest stockholder whose shares of NantKwest common stock are held in “street name” by a broker, bank or other nominee, you may revoke your proxy or voting instructions and vote your shares at the NantKwest special meeting if you attend virtually only in accordance with applicable rules and procedures as employed by your broker, bank or other nominee or by obtaining a “legal proxy” from your broker, bank or other nominee. If your shares are held in an account at a broker, bank or other nominee, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your proxy or voting instructions and should contact your broker, bank or other nominee to do so.

Virtually attending the NantKwest special meeting will NOT automatically revoke a proxy that was submitted through the Internet or by telephone or mail. You must vote at the NantKwest special meeting to change your vote.

Solicitation of NantKwest Proxies

The cost of solicitation of proxies from NantKwest stockholders will be borne by NantKwest. NantKwest will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of shares of NantKwest common stock. NantKwest has retained a professional proxy solicitation firm, MacKenzie Partners, Inc., to assist in the solicitation of proxies. NantKwest will bear the costs of the fees for the proxy solicitation agent, which are not expected to exceed $15,000, excluding out-of-pocket expenses. In addition to solicitations by mail, NantKwest’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Attending the NantKwest Special Meeting

In light of public health concerns regarding the COVID-19 pandemic, the NantKwest special meeting will be conducted exclusively via live audio webcast starting at [●] [a.m./p.m.], Pacific Time, on [●]. You will be able to attend the NantKwest special meeting online and vote your shares electronically at the NantKwest special meeting by going to [●] and entering your control number, which is included on the proxy card that you received. Because the NantKwest special meeting is completely virtual and being conducted via live audio webcast, stockholders will not be able to attend the meeting in person.

Stockholders participating in the special meeting will be in a listen-only mode and will not be able to speak during the live audio webcast. If NantKwest stockholders wish to ask a question to directors and/or members of management in attendance at the NantKwest special meeting, please note that such questions must be submitted in advance of the NantKwest special meeting. To submit a question, mark the box on the proxy card when registering to attend the meeting and submit your written question or submit a question at [www.proxydocs.com/NK] after logging in with your control number.

Adjournments

Pursuant to the NantKwest bylaws, if a quorum is not present, the NantKwest special meeting may be adjourned by either (1) the chairperson of the meeting, or (2) the stockholders entitled to vote at the meeting, present in person (which would include presence at a virtual meeting) or represented by proxy. The chairperson of the meeting has the authority to adjourn a meeting of the stockholders in all other events. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

When a meeting is adjourned to another time or place, unless the NantKwest bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, NantKwest may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the NantKwest board will fix a new record date for notice of such adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Other Business

No other matters are intended to be brought before the NantKwest special meeting by NantKwest.

Assistance

If you need assistance in completing your proxy card or have questions regarding the NantKwest special meeting, please contact MacKenzie Partners, Inc., the proxy solicitation agent for NantKwest, toll-free at 800-322-2885 or collect at 212-929-5500.

THE NANTKWEST PROPOSALS

NantKwest Proposal 1: The NantKwest Stock Issuance Proposal

NantKwest is asking its stockholders to approve the issuance of shares of NantKwest common stock to security holders of ImmunityBio as contemplated by the merger agreement. In the merger, NantKwest will issue to the stockholders of ImmunityBio 0.8190 of a share of NantKwest common stock for each outstanding share of ImmunityBio common stock as of immediately prior to the effective time and also will assume the ImmunityBio equity awards and the ImmunityBio warrant. Upon consummation of the merger, on a fully diluted basis, ImmunityBio stockholders will own approximately 72% of the outstanding shares of common stock of the combined company and NantKwest stockholders will own approximately 28% of the outstanding shares of common stock of the combined company. Approval of this proposal will constitute approval of the issuance of shares of NantKwest common stock to holders of equity awards issued under ImmunityBio’s equity incentive plan (which will become equity awards of NantKwest in connection with the merger) upon exercise or settlement of those awards, to the holder of the ImmunityBio warrant (which will become a warrant for shares of NantKwest common stock in connection with the merger), and to holders of CVRs issued by ImmunityBio prior to the merger in the event of the settlement of any such CVRs for shares after the merger.

The terms of, reasons for and other aspects of the merger agreement, the merger and the issuance of NantKwest common stock to security holders of ImmunityBio as contemplated by the merger agreement are described in detail in the other sections of this joint proxy and consent solicitation statement/prospectus. NantKwest stockholders should carefully read this joint proxy and consent solicitation statement/prospectus in its entirety, including the annexes and exhibits, for more detailed information concerning the merger agreement and the merger. In particular, NantKwest stockholders are directed to the merger agreement, which is attached as Annex A to this joint proxy and consent solicitation statement/prospectus.

Under Nasdaq rules, a company is required to obtain stockholder approval prior to the issuance of shares of common stock if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock, or any director, officer or substantial shareholder (as defined under Nasdaq rules) of the company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in the outstanding common stock of 5% or more. Accordingly, NantKwest is seeking the approval of NantKwest stockholders for the issuance of shares of NantKwest common stock to security holders of ImmunityBio as contemplated by the merger agreement.

In the event the stock issuance proposal is approved by NantKwest stockholders, but the merger agreement is terminated (without the merger being completed) prior to the issuance of shares of NantKwest common stock pursuant to the merger agreement, NantKwest will not issue any shares of NantKwest common stock as a result of the approval of the stock issuance proposal.

Consummation of the merger is conditioned on approval of the stock issuance proposal, subject to the terms of the merger agreement.

Vote Required; Recommendation

Approval of the stock issuance proposal requires the affirmative vote of a majority of the votes cast by the stockholders present virtually or represented by proxy at the NantKwest special meeting. As described above, in connection with the execution of the merger agreement, NantKwest and ImmunityBio have entered into the NantKwest voting agreement with Dr. Patrick Soon-Shiong and certain of his affiliates who collectively own approximately 64.4% of the outstanding shares of NantKwest common stock as of the NantKwest record date. Pursuant to the NantKwest voting agreement, those stockholders agreed, among other things, to vote their shares of NantKwest common stock in favor of the stock issuance proposal. Because their shares represent more than a majority of shares of NantKwest common stock issued and outstanding, their vote will ensure the requisite vote will be received to approve the stock issuance proposal.

The NantKwest board, upon recommendation of the NantKwest special committee, recommends that NantKwest stockholders vote “FOR” the stock issuance proposal.

NantKwest Proposal 2: The NantKwest Merger Proposal

NantKwest is asking its stockholders to approve the merger contemplated by the merger agreement pursuant to which Merger Sub will merge with and into ImmunityBio, with ImmunityBio surviving the merger as the surviving corporation and a direct wholly-owned subsidiary of NantKwest. If the merger is completed, each share of ImmunityBio common stock issued and outstanding immediately prior to the effective time of the merger (other than shares directly owned by ImmunityBio as treasury stock or dissenting shares) will be converted into the right to receive 0.8190 of a share of NantKwest common stock. Upon consummation of the merger, on a fully diluted basis, ImmunityBio stockholders will own approximately 72% of the outstanding shares of the combined company and NantKwest stockholders will own approximately 28% of the outstanding shares of the combined company. In connection with the closing of the merger, the combined company will assume the ImmunityBio name, and following the closing will be listed on the NASDAQ and are expected to be traded under the symbol “IBRX”.

The terms of, reasons for and other aspects of the merger agreement, the merger and the issuance of NantKwest common stock are described in detail in the other sections of this joint proxy and consent solicitation statement/prospectus. NantKwest stockholders should carefully read this joint proxy and consent solicitation statement/prospectus in its entirety, including the annexes and exhibits, for more detailed information concerning the merger agreement and the merger. In particular, NantKwest stockholders are directed to the merger agreement, which is attached as Annex A to this joint proxy and consent solicitation statement/prospectus.

Consummation of the merger is conditioned on approval of the merger proposal, subject to the terms of the merger agreement.

Vote Required; Recommendation

Approval of the merger proposal requires the affirmative vote of holders of a majority of all of the outstanding shares of NantKwest common stock as of the record date, other than shares of NantKwest common stock held by the NantKwest significant stockholders or any of their respective controlled affiliates or any directors or executive officers of NantKwest or ImmunityBio. If such majority of the minority of NantKwest stockholders fails to approve the merger proposal, the merger will not occur.

The NantKwest board, upon the recommendation of the special committee, recommends that NantKwest stockholders vote “FOR” the merger proposal.

NantKwest Proposal 3: The NantKwest Adjournment Proposal

NantKwest is asking its stockholders to approve the adjournment of the NantKwest special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the stock issuance proposal or the merger proposal. The merger agreement provides that the NantKwest special meeting will not be adjourned to a date that is more than 45 days after the date for which the NantKwest special meeting was originally scheduled without the prior written consent of ImmunityBio (such consent not to be unreasonably withheld, conditioned or delayed).

Consummation of the merger is not conditioned on approval of the adjournment proposal.

Vote Required; Recommendation

Approval of the adjournment proposal requires the affirmative vote of a majority of the voting power of the shares of NantKwest common stock present in person (which would include presence at a virtual meeting) or represented by proxy at the NantKwest special meeting and entitled to vote on the proposal.

The NantKwest board, upon recommendation of the NantKwest special committee, recommends that NantKwest stockholders vote “FOR” the adjournment proposal.

IMMUNITYBIO SOLICITATION OF WRITTEN CONSENTS

Purpose of the Consent Solicitation; Recommendation of the ImmunityBio Board of Directors

The ImmunityBio board is providing this joint proxy and consent solicitation statement/prospectus to ImmunityBio stockholders. ImmunityBio stockholders are being asked to adopt and approve the ImmunityBio merger proposal by executing and delivering the written consent furnished with this joint proxy and consent solicitation statement/prospectus.

After consideration, the ImmunityBio board (including its independent director) unanimously approved and declared advisable the merger agreement and the merger, upon the terms and conditions set forth in the merger agreement, and unanimously determined that the merger agreement and the transactions contemplated thereby are in the best interests of ImmunityBio and its stockholders. The ImmunityBio board (including its independent director) unanimously recommends that ImmunityBio stockholders approve the ImmunityBio merger proposal.

ImmunityBio Stockholders Entitled to Consent

Only ImmunityBio stockholders of record as of the close of business on [                ], 2021, the ImmunityBio record date, will be entitled to execute and deliver a written consent. As of the close of business on the ImmunityBio record date, there were [                ] shares of ImmunityBio common stock outstanding and entitled to execute and deliver written consents with respect to the ImmunityBio merger proposal. Each holder of ImmunityBio common stock is entitled to one vote for each share of ImmunityBio common stock held as of the ImmunityBio record date.

Written Consents; Required Written Consents

The approval of the ImmunityBio merger proposal requires the affirmative vote or consent of the holders of a majority of the voting power of the outstanding shares of ImmunityBio common stock. In connection with the execution of the merger agreement, NantKwest and ImmunityBio have entered into the ImmunityBio voting agreement with the ImmunityBio significant stockholders, who collectively own and are entitled to vote approximately 88.9% of the outstanding shares of ImmunityBio common stock as of the date of the merger agreement, pursuant to which such stockholders agreed, among other things, to vote their shares of ImmunityBio common stock in favor of adoption of the merger agreement and the transactions contemplated thereby as promptly as practicable, and in any event within two business days after the registration statement, of which this joint proxy and consent solicitation statement/prospectus forms a part, is declared effective by the SEC.

Submission of Written Consents

You may consent to the ImmunityBio merger proposal with respect to your shares of ImmunityBio common stock by completing, dating and signing the written consent enclosed with this joint proxy and consent solicitation statement/prospectus and returning it to ImmunityBio before the merger.

If you hold shares of ImmunityBio common stock as of the close of business on the ImmunityBio record date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to ImmunityBio. Once you have completed, dated and signed the written consent, you may deliver it to ImmunityBio by emailing a .pdf copy to [EMAIL] or by mailing your written consent to [ADDRESS].

ImmunityBio stockholders should not send stock certificates with their written consents. After the merger is completed, a letter of transmittal and written instructions for the surrender of ImmunityBio stock certificates will be mailed to ImmunityBio stockholders. Do not send in your certificates now.

Executing Written Consents; Revocation of Written Consents

You may execute a written consent to approve the ImmunityBio merger proposal (which is equivalent to a vote for such proposal), or disapprove, or abstain from consenting with respect to, the ImmunityBio merger proposal (which is equivalent to a vote against such proposal). If you do not return your written consent, it will have the same effect as a vote against the ImmunityBio merger proposal. If you are a record holder of shares of ImmunityBio common stock and you return a signed written consent without indicating your decision on the ImmunityBio merger proposal, you will have given your consent to approve such proposal.

Your consent to the ImmunityBio merger proposal may be changed or revoked at any time before the consent deadline; however, such change or revocation is not expected to have any effect, as the delivery of the written consents contemplated by the ImmunityBio voting agreement will constitute the ImmunityBio stockholder approval at the time of such delivery. If you wish to change or revoke your consent before the consent deadline, you may do so by sending a new written consent with a later date or by delivering a notice of revocation, in either case by emailing a .pdf copy to [EMAIL] or by mailing your written consent to [ADDRESS].

Due to the obligations of the ImmunityBio significant stockholders under the ImmunityBio voting agreement, a failure of any other ImmunityBio stockholder to deliver a written consent, or any change or revocation of a previously delivered written consent by any other ImmunityBio stockholder, is not expected to have any effect on the approval of the ImmunityBio merger proposal.

Solicitation of Written Consents; Expenses

The expense of printing and mailing these consent solicitation materials is being borne equally by ImmunityBio and NantKwest. Officers and employees of ImmunityBio may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular compensation but no special compensation for soliciting consents.

THE MERGER

This section of the joint proxy and consent solicitation statement/prospectus describes the material aspects of the proposed merger. This section may not contain all of the information that is important to you. You should carefully read this entire joint proxy and consent solicitation statement/prospectus and the documents incorporated by reference into this joint proxy and consent solicitation statement/prospectus, including the full text of the merger agreement, a copy of which is attached to this joint proxy and consent solicitation statement/prospectus as Annex A, for a more complete understanding of the proposed merger and the transactions related thereto. In addition, important business and financial information about NantKwest is included in or incorporated by reference into this joint proxy and consent solicitation statement/prospectus. Please see “Where You Can Find More Information”.

General Information

Under the terms and subject to the conditions set forth in the merger agreement, at the effective time, Merger Sub will merge with and into ImmunityBio and the separate corporate existence of Merger Sub shall thereupon cease. ImmunityBio will survive the merger as the surviving corporation and a direct wholly-owned subsidiary of NantKwest. Prior to the closing of the merger, the NantKwest board shall take all action necessary, including approving amendments to its certificate of incorporation and bylaws as necessary, to change its name to “ImmunityBio, Inc.”, which will be the name of the combined company, effective as of the effective time.

Upon consummation of the merger, on a fully diluted basis, ImmunityBio stockholders and NantKwest stockholders will own approximately 72% and 28%, respectively, of the outstanding shares of common stock of the combined company. Shares of NantKwest common stock currently trade on the NASDAQ under the symbol “NK,” and shares of ImmunityBio common stock are not publicly traded. Following the consummation of the merger, shares of common stock of the combined company will be listed on the NASDAQ and are expected to trade under the symbol “IBRX”.

Background of the Merger

The following chronology summarizes the key meetings and events that led to the signing of the merger agreement. The following chronology does not purport to catalogue every conversation among the NantKwest special committee, the NantKwest board, the ImmunityBio board, or their respective representatives and other parties.

NantKwest is an innovative, clinical-stage, immunotherapy company focused on harnessing the power of the innate immune system to treat cancer and infectious diseases. ImmunityBio is a late-stage immunotherapy company developing next-generation therapies that drive immunogenic mechanisms for defeating cancer and infectious disease. Dr. Patrick Soon-Shiong and certain of his affiliates collectively own in excess of a majority of the outstanding common stock of each of NantKwest and ImmunityBio. The boards of directors and management of NantKwest and ImmunityBio each regularly review and assess the operations, performance, prospects and strategic direction of their respective companies. As part of this review, each such board regularly evaluates and considers a variety of possible financial and strategic opportunities to enhance stockholder value as part of the long-term business plan of the respective company, including, among other things, the exploration of possible financing, acquisitions, divestitures, licensing and collaboration transactions, and other strategic alternatives.

In August 2016, NantKwest entered into an exclusive Co-Development Agreement with Altor BioScience, LLC, a wholly owned subsidiary of ImmunityBio. Under the Co-Development Agreement, the parties agreed to exclusively collaborate on the development of certain therapeutic applications combining NantKwest’s proprietary NK cells with Altor’s N-801 and/or N-803 products with respect to certain technologies and intellectual property rights as may be agreed between the parties for the purpose of jointly developing therapeutic applications of certain effector cell lines. NantKwest and ImmunityBio are currently partners with respect to late-stage clinical development programs for a number of indications (including pancreatic cancer, triple negative breast cancer, non-small cell lung cancer, and merkel cell carcinoma), as well as, most recently, clinical programs for COVID-19. Given the on-going collaboration between NantKwest and ImmunityBio and their joint clinical programs, the NantKwest board has periodically discussed the potential strategic benefit of combining the two companies.

On January 29, 2020, during a regularly-scheduled meeting, the NantKwest board discussed financing strategies for NantKwest and, as part of that discussion, the potential consideration of a strategic transaction with ImmunityBio if the ImmunityBio board were to propose such a transaction. Following such discussion, the NantKwest board determined to form a special committee consisting of independent and disinterested directors to review and evaluate the advisability of a potential strategic transaction between NantKwest and ImmunityBio. Dr. Soon-Shiong indicated to the special committee that he had no interest in selling any shares of NantKwest common stock that he or his affiliates owned as part of an alternative transaction. The special committee, after interviews with potential advisors, engaged Goodwin Procter LLP as independent counsel to the special committee (“Goodwin”), Barclays Capital Inc. as independent financial advisor to the special committee (“Barclays”), and Health Advances LLC, an independent industry consultant (the “Consultant”), to assist the special committee in evaluating the product pipelines of both NantKwest and ImmunityBio and the preparation and/or review of financial projections and synergies related to a potential transaction given the conflicts of interest of the NantKwest management team presented by a potential strategic transaction between NantKwest and ImmunityBio. The decision to engage each such advisor was based on, among other things, such advisor’s qualifications, experience and reputation and the absence of conflicts on the part of such advisor. Following engagement of its advisors through May 2020, the special committee held meetings with its advisors and engaged in preliminary discussions regarding the advisability of a potential strategic transaction between NantKwest and ImmunityBio. During this period, neither party made a proposal regarding a potential transaction or pricing or potential ownership split with respect to a transaction.

On April 14, 2020, NantKwest and ImmunityBio jointly announced that they were in active discussions with the U.S. Food and Drug Administration for vaccines and therapeutics to combat COVID-19.

On May 20, 2020, Dr. Soon-Shiong informed the special committee that he was considering various financing alternatives for each of NantKwest and ImmunityBio, particularly in light of their recently announced collaboration regarding the development of potential COVID-19 therapeutics and/or vaccines and the respective financing needs of the two companies. Dr. Soon-Shiong indicated that ImmunityBio would not at that time propose a potential strategic transaction between NantKwest and ImmunityBio. Thereafter, on June 10, 2020, the NantKwest board formally dissolved the special committee and in connection therewith, the special committee terminated the engagement of its advisors.

On June 29, 2020, NantKwest closed a public offering of shares of its common stock for aggregate gross proceeds of approximately $90.7 million. The offering consisted of the sale of 8,521,500 shares of NantKwest common stock, including the sale of 4,811,500 shares of common stock at a price to the public of $9.50 per share and 3,710,000 shares of common stock at a price of $12.12 per share to Dr. Soon-Shiong, which price per share was equal to the “market value” of the NantKwest common stock immediately preceding the entry into the related underwriting agreement in accordance with NASDAQ rules.

On August 24, 2020, NantKwest and ImmunityBio announced that they had signed a definitive agreement to pursue collaborative joint development, manufacturing and marketing of certain COVID-19 therapeutics and vaccines.

On October 13, 2020, the NantKwest board held a regularly-scheduled meeting at which all of the directors and representatives of Wilson Sonsini Goodrich & Rosati, P.C., the Company’s outside counsel (“Wilson Sonsini”), were present. During this meeting, the NantKwest board again discussed financing strategies for NantKwest and, as part of that discussion, the potential consideration of a strategic transaction with ImmunityBio if the ImmunityBio board were to propose such a transaction. The members of the NantKwest board other than Dr. Soon-Shiong discussed the possibility of a potential strategic transaction with ImmunityBio. The discussion included that the formation of a committee consisting of only independent and disinterested directors to consider such a matter and then, if a transaction were ultimately pursued, obtaining approval from a majority of the minority stockholders was recommended for this type of transaction. Following discussion, the NantKwest board, including Dr. Soon-Shiong, determined to proceed in this manner with respect to the consideration of a potential transaction with ImmunityBio, including to form a special committee consisting of certain directors of NantKwest who were independent and disinterested with respect to the potential transaction and other strategic alternatives available to NantKwest, and obtaining a majority of the minority stockholder vote with respect to any such transaction. The NantKwest board, with the assistance of the Wilson Sonsini representatives, discussed the independence and disinterestedness of potential special committee members, including disclosure by members of the NantKwest board of facts that might impact the NantKwest board’s consideration of potential members for such a special committee. The NantKwest board then selected Michael D. Blaszyk and Cheryl L. Cohen, both of whom are members of the related party transaction committee of the NantKwest board, to serve on the NantKwest special committee, with Mr. Blaszyk acting as chairperson (the “Chair”). In making this selection, the NantKwest board considered Mr. Blaszyk’s service as an independent director of NantHealth, Inc., a publicly-traded company that is an affiliate of Dr. Soon-Shiong, and his prior service as an independent director of certain other companies affiliated with Dr. Soon-Shiong, and determined that such service did not present a conflict with respect to a potential strategic transaction with ImmunityBio. The resolutions unanimously adopted by the NantKwest board authorized the NantKwest special committee to, among other things, (1) review and evaluate the advisability of the potential transaction, (2) identify, review and evaluate alternatives to the potential transaction available to NantKwest, including, without limitation, NantKwest’s stand-alone business prospects, (3) recommend, reject or seek to modify the terms of the potential transaction or any other such alternative, (4) if the NantKwest special committee considers it advisable or appropriate, negotiate the price, structure, form, terms and conditions of the potential transaction or any alternative thereto and the form, terms and conditions of any definitive agreements in connection therewith, (5) determine whether the potential transaction or any alternative thereto is fair to, and in the best interests of, NantKwest and its stockholders, (6) obtain any necessary or desirable advice, assistance and opinions from financial advisors or other advisors, consultants and agents, (7) recommend to the full NantKwest board what action, if any, should be taken by NantKwest with respect to the potential transaction or any alternative thereto, (8) do all things that may, in the judgment of its members, be deemed necessary, appropriate or advisable to assist the NantKwest special committee in carrying out its responsibilities in connection with or with respect to the potential transaction or any alternative thereto and (9) provide reports or recommendations to the NantKwest board in regard to such matters at such times as the NantKwest special committee deems appropriate and consistent with its activities. In addition, the resolutions provided that the NantKwest board shall not propose or recommend a potential transaction for approval by NantKwest stockholders or otherwise approve the potential transaction without a prior favorable recommendation of such transaction by the NantKwest special committee. The resolutions, which served as a charter for the NantKwest special committee, also authorized the NantKwest special committee, at its sole discretion, to interview, select and retain, at NantKwest’s expense, such legal counsel, financial and other advisors, consultants and agents as it may deem appropriate, in its sole discretion, in the exercise of its power and authority, and also authorized and directed the officers, agents and employees of NantKwest and its subsidiaries to cooperate with and assist the NantKwest special committee and its legal counsel, financial and other advisors, consultants and agents in all respects, and to provide and furnish to the NantKwest special committee and its legal counsel, financial and other advisors, consultants and agents all information and documents that the NantKwest special committee and its advisors requested with respect to the evaluation and negotiation of the potential transaction or any alternative thereto.

Following this meeting of the NantKwest board, the NantKwest special committee contacted Goodwin, Barclays and the Consultant with respect to serving as independent advisors to the newly-formed committee, and thereafter, the NantKwest special committee interviewed each of the former advisors and determined to engage them as independent advisors to the committee. The Chair also had a telephone conversation with Dr. Soon-Shiong, and the representatives of Barclays had telephone conversations with representatives of Goldman Sachs & Co., one of ImmunityBio’s financial advisors (“Goldman Sachs”), regarding the work that the NantKwest special committee would expect to undertake to be in a position to evaluate any potential offer that may be made by ImmunityBio.

On October 20, 2020, NantKwest and ImmunityBio entered into a mutual non-disclosure agreement in order to facilitate conversations regarding a potential strategic transaction and the sharing of due diligence materials between the parties. The agreement did not include a standstill provision.

On October 21, 2020, the NantKwest special committee held a meeting at which representatives of Barclays, the Consultant and Goodwin were present. At this meeting, the Chair reported on his recent conversation with Dr. Soon-Shiong and the representatives of Barclays reported on their recent conversations with Goldman Sachs. Representatives of Goodwin reviewed the directors’ fiduciary duties in this context. The members of the NantKwest special committee discussed their understanding that obtaining stockholder approval from a majority of the minority stockholders if a transaction were ultimately pursued was consistent with the discussions of the NantKwest board at its October 13th meeting, such that they would not need to consider any offer from ImmunityBio that didn’t include such a majority of the minority approval. The meeting participants then discussed the process for conducting due diligence and producing financial projections for each of NantKwest and ImmunityBio in order to aid the NantKwest special committee’s consideration and evaluation of a potential strategic transaction with ImmunityBio in the event that ImmunityBio decided to make an offer, as well as any available alternatives to such a transaction, including continuing as a stand-alone company. It was noted that, because of the controlling position that Dr. Soon-Shiong and his affiliates hold in NantKwest and his stated unwillingness to sell such shares, it would not be feasible to solicit third-party proposals to acquire NantKwest. The NantKwest special committee determined that it would request due diligence materials from management of both NantKwest and ImmunityBio. The meeting participants also discussed various workstreams and a preliminary timeline for these workstreams.

On October 22, 2020, representatives of Barclays had a telephone conversation with representatives of Goldman Sachs to request certain preliminary due diligence items regarding ImmunityBio and a presentation from ImmunityBio’s senior management with respect to ImmunityBio’s business, clinical programs and development pipeline.

On October 24, 2020, ImmunityBio provided access to a virtual data room to the NantKwest special committee and its advisors, which contained certain preliminary due diligence materials regarding ImmunityBio. Thereafter, ImmunityBio shared additional confidential information regarding ImmunityBio’s business with the NantKwest special committee and its advisors, and representatives of Barclays, the Consultant and Goodwin had a number of telephone conversations regarding such due diligence process with representatives of Goldman Sachs and Fried, Frank, Harris, Shriver & Jacobson LLP, outside counsel to ImmunityBio (“Fried Frank”), respectively.

On October 26, 2020, the members of the NantKwest special committee had a meeting with members of senior management of NantKwest at which representatives of Barclays, the Consultant and Goodwin were present. At this meeting, representatives of Barclays and the Consultant reviewed with NantKwest management certain preliminary due diligence requests regarding NantKwest. Thereafter, the NantKwest management began sharing the requested information regarding NantKwest’s business with the NantKwest special committee and its advisors.

On October 27, 2020, representatives of Goldman Sachs provided Barclays with a due diligence request list regarding NantKwest. Thereafter, at the direction of the NantKwest special committee, NantKwest shared confidential information regarding NantKwest’s business with ImmunityBio and its advisors, and representatives of Barclays and Goodwin had a number of telephone conversations regarding such due diligence process with representatives of Goldman Sachs and Fried Frank, respectively.

On October 28, 2020, the NantKwest special committee held a meeting at which representatives of Barclays, the Consultant and Goodwin were present. At this meeting, representatives of Barclays reported on their recent conversations with representatives of Goldman Sachs regarding the due diligence process with respect to ImmunityBio, and reviewed with the NantKwest special committee the due diligence request list regarding NantKwest that had been provided by representatives of Goldman Sachs. Following review of the list, the NantKwest special committee authorized Barclays to share the list with NantKwest senior management and coordinate the delivery of such materials to ImmunityBio. The meeting participants also reviewed the capital structure of ImmunityBio as outlined in the preliminary due diligence materials provided by ImmunityBio. The NantKwest special committee also reviewed and provided input to Barclays regarding the proposed agenda for the management presentation to be provided by ImmunityBio on the following day, and the representatives of each of Barclays and the Consultant provided an update on the status and scope of their respective workstreams.

In addition, on October 28, 2020, ImmunityBio provided the NantKwest special committee and its advisors with expanded access to the virtual data room in order to perform further financial and legal due diligence regarding ImmunityBio. Following such access to the virtual data room, the advisors to the NantKwest special committee provided supplemental due diligence request lists to ImmunityBio and its representatives and such parties had a number of conference calls to discuss items on such due diligence request lists.

On October 29, 2020, ImmunityBio’s senior management team, including Dr. Soon-Shiong, provided a presentation to the NantKwest special committee and its advisors regarding ImmunityBio’s business, including its clinical programs and development pipeline, material partnerships and collaborations, and expected capital needs, and the business rationale and potential synergies for a possible strategic transaction between NantKwest and ImmunityBio.

On November 2, 2020, representatives of Barclays had a telephone conversation with representatives of Goldman Sachs to discuss ImmunityBio’s capital structure and expected capital requirements.

On November 3, 2020, the NantKwest special committee held a meeting at which representatives of Barclays, the Consultant and Goodwin were present. At this meeting, representatives from each of Barclays and the Consultant provided an update on the status and scope of their respective workstreams, including a report by the representatives of Barclays regarding their recent conversation with representatives of Goldman Sachs.

Also on November 3, 2020, NantKwest senior management provided preliminary financial projections for NantKwest to Barclays and the Consultant as requested by the NantKwest special committee to facilitate its due diligence, but did not present those preliminary financial projections to the NantKwest special committee. These preliminary financial projections reflected an aspirational business case for NantKwest and a set of preliminary assumptions regarding pricing, patient criteria, dosing, market penetration, peak net sales, including sales outside of the United States, estimates of cost of goods sold and other expenses, and other inputs upon which NantKwest senior management continued to work. During this period, representatives of Barclays and the Consultant had a number of conference calls with members of NantKwest senior management to discuss the preliminary financial projections, including the related methodology and underlying assumptions.

On November 5, 2020, the NantKwest special committee held a meeting at which a representative of Goodwin was present. At this meeting, the NantKwest special committee discussed the formal engagement of Barclays as the financial advisor to the committee. The representative from Goodwin reviewed with the NantKwest special committee the terms of the proposed engagement letter with Barclays which were substantially the same as the terms that had been previously negotiated in early 2020, as well as the updated relationship disclosure provided by Barclays with respect to NantKwest and Dr. Soon-Shiong and his controlled affiliates, including ImmunityBio. Following such review, the NantKwest special committee determined that it was advisable to engage Barclays as its financial advisor. The NantKwest special committee also approved the formal engagement of the Consultant following review of the terms of the proposed engagement and confirmation by the Consultant that it did not have any relationships that would present conflicts of interest or otherwise limit its engagement. The decision of the NantKwest special committee to approve the engagement of each of Barclays and the Consultant was based on, among other things, their respective qualifications, industry experience, familiarity with NantKwest given their engagement by the prior special committee to consider a similar transaction, and absence of conflicts.

On November 11, 2020, the NantKwest special committee held a meeting at which representatives of Goodwin were present. At this meeting, the representatives of Goodwin updated the members of the NantKwest special committee on the due diligence process, and the meeting participants engaged in a discussion regarding timing for such process.

On November 13, 2020, the NantKwest special committee held a meeting at which representatives of Barclays, the Consultant and Goodwin were present. At this meeting, representatives of Barclays reviewed the preliminary financial projections that had been provided by NantKwest senior management, including certain underlying assumptions. Among other things, the meeting participants discussed management’s preliminary view of certain cost estimates and the assumptions regarding the recent COVID-19 clinical programs being conducted by NantKwest in collaboration with ImmunityBio. The representatives of Barclays also reported on their recent conversations with NantKwest senior management regarding the preliminary financial projections. In addition, representatives of the Consultant provided an update regarding their work in preparing financial projections for NantKwest and related due diligence items.

From November 13, 2020 through November 24, 2020, the Chair had telephone calls with Dr. Soon-Shiong, and the financial and legal advisors to the NantKwest special committee had telephone calls with their respective counterparts, in each case to discuss the due diligence process.

On November 24, 2020, the NantKwest special committee held a meeting at which representatives of Barclays, the Consultant and Goodwin were present. At this meeting, representatives of Barclays and Goodwin reported on their recent conversations with Goldman Sachs and Fried Frank, respectively, regarding the due diligence process. The meeting participants also discussed timing expectations for the due diligence process. The representatives of Barclays provided an update regarding NantKwest management’s preliminary financial projections, and representatives of the Consultant provided an update regarding their work in preparing financial projections for NantKwest. In addition, the meeting participants discussed the proposed responses to ImmunityBio’s due diligence request list regarding NantKwest. Following the meeting, representatives of Barclays coordinated the delivery of the due diligence responses to ImmunityBio and its advisors.

Later on November 24, 2020, representatives of Barclays, Goldman Sachs, Goodwin and Fried Frank had a conference call to discuss due diligence matters.

On November 25, 2020, the ImmunityBio board held a meeting at which members of management and representatives of each of Goldman Sachs and Lazard Frères & Co. LLC, another financial advisor to ImmunityBio (“Lazard”), were present. At this meeting, the ImmunityBio board reviewed the preliminary, non-risk adjusted financial projections that had been provided by ImmunityBio senior management, including certain underlying assumptions. The meeting participants discussed management’s preliminary view of the financial projections for the clinical programs being conducted by ImmunityBio, and after discussion, the ImmunityBio board authorized its financial advisors to share the financial projections with the NantKwest special committee and its advisors.

On November 26, 2020, in connection with the evaluation of ImmunityBio by the NantKwest special committee, ImmunityBio made available to the NantKwest special committee and its advisors preliminary, non-risk adjusted financial projections regarding the potential future performance of ImmunityBio on a stand-alone basis. Thereafter, representatives of Barclays and the Consultant had a number of conference calls with members of ImmunityBio senior management and its financial advisors to discuss the financial projections, including the related methodology and underlying assumptions.

On December 1, 2020, the NantKwest special committee held a meeting at which representatives of Barclays, the Consultant and Goodwin were present. At this meeting, representatives of Barclays and the Consultant discussed with the members of the NantKwest special committee the ImmunityBio management projections, including the financial projections for the clinical programs being conducted by ImmunityBio in collaboration with NantKwest and related assumptions. The representatives of Barclays also reported on their recent conversation with ImmunityBio senior management and Goldman Sachs regarding the ImmunityBio management projections. The meeting participants also discussed the status of the due diligence process.

On December 1 and 2, 2020, the NantKwest special committee and its advisors participated in conference calls with NantKwest senior management to discuss the ImmunityBio management projections and the clinical programs being conducted by NantKwest in collaboration with ImmunityBio. Following the December 2nd call, the NantKwest special committee convened to discuss these conversations with representatives of Barclays, the Consultant and Goodwin.

On December 3, 2020, the NantKwest special committee held a meeting at which representatives of Barclays, the Consultant and Goodwin were present. At this meeting, the representatives of Barclays provided an update regarding NantKwest management’s preliminary financial projections, and representatives of the Consultant provided an update regarding their work in preparing financial projections for NantKwest and ImmunityBio. In addition, the meeting participants discussed the proposed agenda for the mutual due diligence session to be held on the following day.

On December 4, 2020, the NantKwest special committee and representatives of its advisors, members of senior management of NantKwest, members of senior management of ImmunityBio, and representatives of ImmunityBio’s advisors held a mutual due diligence session to discuss the respective businesses of NantKwest and ImmunityBio across various functional areas.

On December 5, 2020, Dr. Soon-Shiong contacted the Chair via telephone and inquired as to the status of the NantKwest special committee’s financial and legal due diligence. The Chair indicated that the NantKwest special committee continued to conduct its due diligence review of NantKwest and ImmunityBio and would not be prepared at that time to evaluate any potential offer that may be made by ImmunityBio.

Also on December 5, 2020, a representative of Goldman Sachs contacted a representative of Barclays to inform Barclays that ImmunityBio had received positive data concerning its non-muscle invasive bladder cancer program, for which further detail would be provided.

In addition, on December 5, 2020, the NantKwest special committee held a meeting at which representatives of Barclays and Goodwin were present. At this meeting, the Chair reported on his telephone call with Dr. Soon-Shiong earlier in the day and potential timing for completion of the due diligence process. A representative from Barclays also reported on his recent conversation with Goldman Sachs regarding the positive data concerning ImmunityBio’s non-muscle invasive bladder cancer program.

On December 6, 2020, representatives of Goldman Sachs supplied representatives of Barclays with an ImmunityBio presentation describing positive data from the first cohort of ImmunityBio’s pivotal Phase 2/3 trial (QUILT 3.032) for non-muscle invasive bladder cancer in high risk carcinoma in situ (CIS) disease (which is referred to as the “ImmunityBio bladder cancer data”).

Later on December 6, 2020, representatives of Barclays and the Consultant, members of NantKwest senior management, members of ImmunityBio senior management, and representatives of Goldman Sachs had a conference call to discuss the ImmunityBio bladder cancer data and due diligence matters.

On December 8, 2020, ImmunityBio made available to the NantKwest special committee and its advisors a revised set of non-risk adjusted financial projections regarding ImmunityBio that included revised assumptions regarding certain pricing and expense estimates after further consideration by ImmunityBio management (see the section below entitled “The Merger—Certain Unaudited Prospective Financial and Operating Information” for more information regarding the “ImmunityBio management projections”).

Also on December 8, 2020, the NantKwest special committee held a meeting at which representatives of Barclays, the Consultant and Goodwin were present. At this meeting, representatives of Barclays and the Consultant provided an update from the recent conference call with ImmunityBio senior management and Goldman Sachs regarding the ImmunityBio bladder cancer data. The representatives of Barclays also provided an update regarding NantKwest management’s preliminary financial projections, and representatives of the Consultant provided an update regarding their work in preparing financial projections for NantKwest and ImmunityBio. The meeting participants also had a preliminary discussion regarding potential synergies that may be presented by a transaction between NantKwest and ImmunityBio.

On December 10, 2020, the NantKwest special committee held a meeting at which representatives of Barclays and Goodwin were present. At this meeting, representatives of Barclays provided an update regarding NantKwest management’s preliminary financial projections and the work of the Consultant in preparing financial projections for NantKwest and ImmunityBio. Following discussion, representatives of the Consultant joined the meeting and reviewed with the NantKwest special committee the Consultant’s preliminary financial projections for NantKwest and ImmunityBio, including the related methodology, inputs and underlying assumptions. Representatives of the Consultant also compared the inputs and assumptions used in their preliminary financial projections with those of ImmunityBio management and NantKwest management. The NantKwest special committee discussed with the Consultant certain preliminary assumptions underlying the financial projections, including pricing and cost of goods sold and other expense estimates. After the Consultant departed the meeting, the NantKwest special committee discussed the Consultant’s preliminary financial projections and potential probabilities of success for the respective clinical programs included in the projections.

On December 11 and 16, 2020, the NantKwest special committee received reports on the due diligence process regarding ImmunityBio.

Later on December 11, 2020, the NantKwest special committee held a meeting at which members of senior management of NantKwest and representatives of Barclays and Goodwin were present. At this meeting, members of NantKwest senior management presented certain financial projections regarding the potential future performance of NantKwest on a stand-alone basis (see the section below entitled “The Merger—Certain Unaudited Prospective Financial and Operating Information” for further information regarding the “NantKwest management projections”). The members of the NantKwest special committee discussed the financial projections with management, the underlying assumptions, and the risks related to achievement of the financial projections. In executive session, the NantKwest special committee continued its discussion of such financial projections and NantKwest’s prospects and challenges as a stand-alone company, and also reviewed the inputs and assumptions used in the Consultant’s preliminary financial projections as compared to those used by NantKwest management.

On December 13, 2020, the NantKwest special committee held a meeting at which representatives of Barclays, the Consultant and Goodwin were present. At this meeting, representatives of Barclays and the Consultant discussed preliminary financial projections prepared by the Consultant with respect to each of NantKwest and ImmunityBio, including the related methodology and underlying assumptions (see the section entitled “The Merger—Certain Unaudited Prospective Financial and Operating Information” for further information regarding the non-risk adjusted financial projections prepared by the Consultant described as the “NantKwest consultant projections” and the “ImmunityBio consultant projections”). After the Consultant departed the meeting, the NantKwest special committee discussed the Consultant’s preliminary financial projections and potential risk adjustments to such projections to reflect the probabilities of success of the clinical programs of NantKwest and ImmunityBio reflected in such preliminary financial projections. The NantKwest special committee then determined to apply risk adjustments reflecting the NantKwest special committee’s view of the probabilities of success of the clinical programs of NantKwest and ImmunityBio (which reflected probability of success percentages five percentage points above the levels suggested by the Consultant) after considering a number of inputs, including: (1) the financial projections for NantKwest prepared by NantKwest senior management, which were less aggressive than management’s preliminary financial projections but continued to reflect optimism for the business, and the NantKwest special committee’s discussions with

NantKwest senior management regarding such projections; (2) the financial projections for ImmunityBio prepared by ImmunityBio management and the results of the due diligence review of ImmunityBio by the NantKwest special committee and its advisors; (3) the financial projections prepared by the Consultant for each of NantKwest and ImmunityBio and the NantKwest special committee’s discussions with representatives of the Consultant regarding such projections, which Consultant projections were more conservative with respect to certain underlying assumptions than the financial projections prepared by the respective management teams; and (4) the NantKwest special committee’s knowledge and understanding of NantKwest’s business and future prospects, including the clinical programs being conducted by NantKwest in collaboration with ImmunityBio. The meeting participants also discussed the status of the due diligence process.

On December 14, 2020, representatives of Barclays and Goldman Sachs had a conference call to discuss the status of the NantKwest special committee’s due diligence process.

On December 15, 2020, the NantKwest special committee held a meeting at which representatives of Barclays and Goodwin were present. At this meeting, representatives of Barclays updated the NantKwest special committee on their recent call with Goldman Sachs and the due diligence review of certain contractual obligations that could require ImmunityBio to make future milestone or similar payments, including the contingent value rights issued by ImmunityBio in connection with its acquisition of Altor BioScience. The meeting participants also discussed the status of the due diligence process.

On December 16, 2020, the Chair and Dr. Soon-Shiong, and the representatives of Barclays and Goldman Sachs, each had a telephone conversation during which they discussed the status of the NantKwest special committee’s due diligence process.

On December 17, 2020, the NantKwest special committee held a meeting at which representatives of Barclays and Goodwin were present. At this meeting, representatives of Barclays updated the NantKwest special committee on their recent call with Goldman Sachs. After representatives of the Consultant joined the meeting, representatives of Barclays reviewed the financial projections and related assumptions for each of NantKwest and ImmunityBio prepared by the Consultant with the risk adjustments discussed at the December 13th meeting of the NantKwest special committee (see the section entitled “The Merger—Certain Unaudited Prospective Financial and Operating Information” for further information regarding the “risk adjusted NantKwest projections” and the “risk adjusted ImmunityBio projections”). Representatives of Barclays also discussed with the NantKwest special committee a preliminary synergy analysis with respect to a potential strategic transaction between NantKwest and ImmunityBio (see the section entitled “The Merger—Certain Unaudited Prospective Financial and Operating Information” for further information regarding the “estimated synergies”). The NantKwest special committee instructed Barclays to utilize the risk adjusted financial projections and synergy analysis discussed at the meeting for purposes of preparing a preliminary financial analysis of a potential strategic transaction with ImmunityBio. Given that the NantKwest special committee was expecting to complete its due diligence process by the following day, the NantKwest special committee also authorized the representatives of Barclays to have an initial conversation with Goldman Sachs regarding potential ownership splits between the ImmunityBio and NantKwest stockholders in the event that ImmunityBio determined to submit an offer for a combination between the two companies.

Also on December 17, 2020, representatives of Barclays and Goldman Sachs had a telephone call during which the representatives of Barclays conveyed that the NantKwest special committee expected to complete its due diligence review of NantKwest and ImmunityBio on the following day. The representatives of Barclays and Goldman Sachs had a conversation during which a representative of Goldman Sachs suggested that any offer ImmunityBio was to submit would likely reflect a 80% / 20% ownership split for the combined company in favor of the ImmunityBio stockholders. The representative from Barclays noted that there were differing views on relative value, as the ownership percentage for the NantKwest stockholders was expected to be meaningfully into the thirties.

On December 18, 2020, the NantKwest special committee held a meeting at which representatives of Barclays and Goodwin were present. At this meeting, representatives of Barclays updated the NantKwest special committee on their recent call with Goldman Sachs. The representatives of Barclays then reviewed a preliminary financial analysis with respect to a potential strategic transaction between NantKwest and ImmunityBio. The meeting participants also discussed the strategic rationale for a potential transaction, the pro forma capitalization of a potential combined company, and the capital needs of both NantKwest and ImmunityBio, including the potential for the combined company to obtain third-party financing if a transaction were to be completed.

Also on December 18, 2020, the ImmunityBio board met to discuss the potential submission of a non-binding offer for a stock-for-stock combination between NantKwest and ImmunityBio. Representatives of Goldman Sachs, Lazard and Fried Frank were present at the meeting. Representatives of Goldman Sachs and Lazard discussed with the ImmunityBio board potential exchange ratios (i.e., number of shares of NantKwest to be issued for each ImmunityBio share) for a proposal for a potential strategic transaction between NantKwest and ImmunityBio. A representative of Fried Frank discussed with the ImmunityBio board its duties in connection with a proposed transaction as well as potential legal terms of a transaction. Thereafter, the members of the ImmunityBio board discussed and the board unanimously approved the submission by ImmunityBio to NantKwest of a non-binding offer for a strategic combination of NantKwest and ImmunityBio in which ImmunityBio stockholders would receive 1.2 shares of NantKwest common stock for each share of ImmunityBio. The ImmunityBio board authorized management of ImmunityBio, including Dr. Soon-Shiong, and ImmunityBio’s advisors to seek to negotiate a potential transaction with the NantKwest special committee, including the exchange ratio, for consideration by the ImmunityBio board.

Later on December 18, 2020, ImmunityBio submitted to NantKwest a letter containing a non-binding offer for a stock-for-stock combination of NantKwest and ImmunityBio, in which ImmunityBio stockholders would receive 1.2 shares of NantKwest common stock for each share of ImmunityBio owned (which Barclays subsequently calculated as representing an approximately 79% / 21% ownership split of the combined company on a fully diluted basis in favor of the ImmunityBio stockholders). The letter indicated that (1) ImmunityBio would only proceed with the proposed transaction if it was approved by the NantKwest special committee and favorably recommended to the full NantKwest board and NantKwest stockholders, and (2) the proposed transaction would be subject to a non-waivable condition requiring a majority of the minority stockholder approval. The letter also confirmed that Dr. Soon-Shiong, in his capacity as a stockholder of NantKwest, had no interest in selling any shares of NantKwest common stock that he or his affiliates owned nor would he expect, in his capacity as a NantKwest stockholder, to vote in favor of any alternative sale, merger or similar transaction involving NantKwest. In addition, the letter indicated that, if the special committee or NantKwest’s public stockholders determined not to approve a proposed combination with ImmunityBio, that determination would not adversely affect Dr. Soon-Shiong’s or ImmunityBio’s future relationship with NantKwest, and that Dr. Soon-Shiong intended to remain a supportive, long-term stockholder of NantKwest. Prior to this point, neither party had made a proposal regarding a potential transaction or pricing or potential ownership split with respect to a transaction. Following delivery of the letter, Dr. Soon-Shiong contacted the Chair to confirm receipt of the offer letter and to discuss potential next steps.

Also on December 18, 2020, Fried Frank sent to Goodwin drafts of a potential merger agreement and voting agreements among NantKwest, ImmunityBio and Dr. Soon-Shiong and his affiliates that own shares of NantKwest common stock and/or shares of ImmunityBio common stock. Consistent with the offer letter, the draft merger agreement contained a requirement that consummation of the proposed transaction be conditioned upon the approval of holders of a majority of the outstanding shares of NantKwest common stock not held by Dr. Soon-Shiong, Cambridge Equities, LP or Chan Soon-Shiong Family Foundation or any of their controlled affiliates or any of the directors or executive officers of NantKwest or ImmunityBio. ImmunityBio’s initial draft of the merger agreement also included the right for ImmunityBio to add directors to the combined company board in connection with the closing of the proposed transaction; however, such directors were not identified prior to signing of the merger agreement and there were no discussions with the members of the NantKwest special committee regarding their future roles or compensation as directors of the combined company. Following receipt of the draft merger agreement, the members of the NantKwest special committee had a meeting with representatives of Goodwin to discuss the proposed terms and conditions.

Following receipt of the ImmunityBio offer, on December 18, 2020, the NantKwest special committee held a meeting at which representatives of Barclays and Goodwin were present. At this meeting, the NantKwest special committee discussed ImmunityBio’s offer and the relative ownership split proposed by ImmunityBio. After discussion, the NantKwest special committee authorized Barclays to respond to Goldman Sachs that (1) ImmunityBio’s offer was inadequate, (2) improved economic terms from ImmunityBio would be required for further discussions regarding a potential transaction, and (3) the NantKwest special committee was unwilling to make a counterproposal at that time. The NantKwest special committee also determined that the Chair should communicate the same message directly to Dr. Soon-Shiong. In addition, the NantKwest special committee discussed Dr. Soon-Shiong’s disclosure obligations due to his status as a significant stockholder of NantKwest, the market uncertainties if the offer were publicly disclosed, and the potential benefits to NantKwest’s unaffiliated stockholders of negotiating the terms of a potential transaction with ImmunityBio on a confidential basis prior to public disclosure of the offer. Thereafter, the NantKwest special committee authorized Goodwin to prepare a revised draft of the merger agreement and related documents to be negotiated with Fried Frank in the event that ImmunityBio were to offer improved economic terms.

Following the meeting of the NantKwest special committee, the Chair had a telephone conversation with Dr. Soon-Shiong, and the representatives of Barclays contacted the representatives of Goldman Sachs, to communicate the NantKwest special committee’s response to ImmunityBio’s offer. Thereafter, the NantKwest special committee convened to discuss these conversations and potential negotiating strategies with representatives of Barclays and Goodwin.

Later on December 18, 2020, ImmunityBio sent a revised, non-binding offer to the NantKwest special committee for a stock-for-stock combination of NantKwest and ImmunityBio, in which ImmunityBio stockholders would receive 1.1 shares of NantKwest common stock for each share of ImmunityBio owned (which Barclays subsequently calculated as representing an approximately 77.5% / 22.5% ownership split of the combined company on a fully diluted basis in favor of the ImmunityBio stockholders). Following receipt of the revised offer, the NantKwest special committee held a meeting at which representatives of Barclays and Goodwin were present. At this meeting, the NantKwest special committee discussed ImmunityBio’s revised offer and the relative ownership split proposed by ImmunityBio, and the NantKwest special committee again determined that ImmunityBio’s offer was inadequate. After discussion of potential negotiating strategies, the NantKwest special committee directed the representatives of Barclays to contact Goldman Sachs to communicate that ImmunityBio’s revised offer was inadequate and that the NantKwest special committee expected the ownership percentage for the NantKwest stockholders to be meaningfully into the thirties. Following the meeting, representatives of Barclays contacted the representatives of Goldman Sachs on behalf of the NantKwest special committee to relay the committee’s response to ImmunityBio’s revised offer.

Early in the day on December 19, 2020, the Chair and Dr. Soon-Shiong, and the advisors to the NantKwest special committee and ImmunityBio, had telephone conversations during which the Chair and the advisors to the NantKwest special committee reiterated that ImmunityBio’s revised offer was inadequate and that improved economic terms from ImmunityBio would be required for further discussions regarding a potential transaction.

Later on December 19, 2020, the NantKwest special committee held a meeting at which representatives of Barclays and Goodwin were present. At this meeting, the Chair and the advisors to the special committee reported on their recent conversations, and the meeting participants discussed potential negotiating strategies and next steps.

Following the meeting of the NantKwest special committee, on December 19, 2020, representatives of Barclays had a conference call with representatives of Goldman Sachs to discuss the potential ownership split in the combined company between the NantKwest and ImmunityBio stockholders and the apparent differences in the parties’ views as to relative value. During this call, the representatives of Goldman Sachs requested access to the financial projections for NantKwest being used by the NantKwest special committee. Thereafter, the NantKwest special committee convened with representatives of Barclays and Goodwin present to discuss Barclays’ conversation with Goldman Sachs and potential negotiating strategies. At this meeting, the NantKwest special committee determined not to provide ImmunityBio with access to the financial projections for NantKwest because, based on Barclays’ conversation with Goldman Sachs, the difference in the parties’ proposed relative ownership percentages appeared to be related to the parties’ respective views on the value of ImmunityBio. In addition, it was noted that a meaningful source of the difference could be related to ImmunityBio’s clinical program for non-muscle invasive bladder cancer. Thereafter, the representatives of Barclays contacted the representatives of Goldman Sachs on behalf of the NantKwest special committee to communicate the committee’s response. During this call, representatives of Goldman Sachs did not indicate whether or not an improved offer from ImmunityBio would be forthcoming.

Later on December 19, 2020, the NantKwest special committee held another meeting at which representatives of Barclays and Goodwin were present. At this meeting, representatives of Barclays reported on their recent conversation with Goldman Sachs, and the meeting participants discussed potential negotiating strategies and next steps. At the conclusion of this discussion, and after further consideration of the potential benefits of a combination between NantKwest and ImmunityBio, the NantKwest special committee determined to propose an ownership split for the combined company of 70% / 30% on a fully diluted basis in favor of the ImmunityBio stockholders.

During the evening of December 19, 2020, there was a series of telephone conversations between the Chair and Dr. Soon-Shiong to discuss the potential ownership split. First, Dr. Soon-Shiong contacted the Chair to discuss the 77.5% / 22.5% ownership split on a fully diluted basis that had been proposed by ImmunityBio and indicated that ImmunityBio might not move forward with a transaction at a higher ownership percentage for the NantKwest stockholders. The Chair informed Dr. Soon-Shiong that the NantKwest special committee was not in favor of proceeding with a transaction on that basis and proposed an ownership split, on a fully diluted basis, for the combined company of 70% / 30% in favor of the ImmunityBio stockholders. Thereafter, Dr. Soon-Shiong contacted the Chair and offered on behalf of ImmunityBio a 73% / 27% ownership split on a fully diluted basis, which proposal the Chair rejected on behalf of the NantKwest special committee. In a further conversation, Dr. Soon-Shiong offered on behalf of ImmunityBio a 72% / 28% ownership split on a fully diluted basis in favor of the ImmunityBio stockholders (which Barclays subsequently calculated as representing an exchange ratio of 0.8190), which he told the Chair was ImmunityBio’s last, best and final offer. During these conversations, Dr. Soon-Shiong suggested that the NantKwest special committee and its advisors were not ascribing appropriate value to ImmunityBio’s clinical program for non-muscle invasive bladder cancer.

Following these conversations, the NantKwest special committee convened with representatives of Barclays and Goodwin present to discuss the Chair’s conversations with Dr. Soon-Shiong. At this meeting, the participants discussed ImmunityBio’s offer of 28% ownership of the combined company by NantKwest stockholders on a fully diluted basis and the characterization of such offer by Dr. Soon-Shiong as ImmunityBio’s last, best and final offer. After discussion, and given that the disconnect in relative value between the parties appeared to relate to the parties’ respective views on the value of ImmunityBio, the NantKwest special committee requested that its advisors have a further discussion with ImmunityBio and its advisors regarding the value of ImmunityBio and, in particular, its clinical program for non-muscle invasive bladder cancer, which the NantKwest special committee believed might provide additional value to a potential combined company.

Later on December 19, 2020, representatives of Barclays and Goodwin had a conference call with members of senior management of ImmunityBio, including Dr. Soon-Shiong, and representatives of Fried Frank to discuss ImmunityBio’s clinical program for non-muscle invasive bladder cancer. During this call, the representatives of ImmunityBio provided the representatives of Barclays and Goodwin with further information regarding this clinical program, including information regarding discussions in which ImmunityBio had previously engaged with a global pharmaceutical company related to the terms of a possible third-party license arrangement with respect to ImmunityBio’s product candidate for non-muscle invasive bladder cancer. Such discussions, which occurred in late 2019 and prior to receipt of the ImmunityBio bladder cancer data, had been terminated. The terms that had been discussed between the parties included an upfront payment, significant potential payments with respect to the achievement of certain development and sales milestones, and tiered royalty payments based on worldwide net sales. Following that call, Barclays reviewed the information provided by representatives of ImmunityBio on the call and as follow-up due diligence materials, and discussed these items with the Consultant to consider the appropriate assumptions for modeling purposes that the NantKwest special committee could potentially incorporate within the risk adjusted projections for ImmunityBio based on this information.

On December 19 and 20, 2020, Goodwin and Fried Frank exchanged multiple drafts of the merger agreement and voting agreements and engaged in discussions on various issues related to such agreements, including with respect to the scope of each party’s representations and warranties, interim operating covenants, conditions to closing and each party’s termination rights, including the situations in which a termination fee or expense reimbursement would be payable by a party. Goodwin and Fried Frank also exchanged drafts of the disclosure schedules for the merger agreement and engaged in discussions on various issues related to such schedules.

On December 20, 2020, the NantKwest special committee held a meeting at which representatives of Barclays and Goodwin were present. At this meeting, representatives of Barclays and Goodwin reported to the NantKwest special committee on the conference call with ImmunityBio and its advisors regarding ImmunityBio’s clinical program for non-muscle invasive bladder cancer. The meeting participants considered the potential impact on the valuation of ImmunityBio if the relevant clinical program was analyzed assuming a partnership arrangement with a global pharmaceutical company on similar terms to those that had been previously discussed by ImmunityBio. After further discussion, and for the purpose of evaluating the proposed merger and the relative value of the two companies, the NantKwest special committee requested that Barclays review the assumptions that could be incorporated into its financial analysis to reflect a potential scenario in which, in lieu of direct sales, ImmunityBio would enter into a partnering arrangement with respect to its clinical program for non-muscle invasive bladder cancer. Following review of such assumptions with the representatives of Barclays, the NantKwest special committee directed Barclays to incorporate such assumptions into the risk adjusted financial projections for ImmunityBio and to use such updated financial projections (see the section entitled “The Merger—Certain Unaudited Prospective Financial and Operating Information” for further information regarding the “risk adjusted ImmunityBio projections”) for purposes of its financial analysis of the proposed transaction between NantKwest and ImmunityBio.

On December 20, 2020, the ImmunityBio board met to discuss a potential transaction with NantKwest at an exchange ratio of 0.8190 of a share of NantKwest for each outstanding share of ImmunityBio representing a 72% / 28% ownership split on a fully diluted basis in favor of the ImmunityBio stockholders. Representatives of Goldman Sachs, Lazard and Fried Frank were present at the meeting and discussed with the members of the ImmunityBio board the terms of the transaction. A representative of Fried Frank discussed with the ImmunityBio board its duties in connection with the proposed transaction. Thereafter, by unanimous vote, the ImmunityBio board (including its independent director), (1) declared that the merger agreement and the transactions contemplated thereby (including the merger) were fair to, and in the best interests of, ImmunityBio and the ImmunityBio stockholders, (2) approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement (including the merger), and (3) recommended that the ImmunityBio stockholders approve and adopt the merger agreement and the transactions contemplated by the merger agreement (including the merger).

Later on December 20, 2020, the NantKwest special committee held a meeting to discuss the terms of the proposed strategic transaction with ImmunityBio, with representatives of Barclays and Goodwin present. Representatives of Goodwin reviewed the directors’ fiduciary duties in connection with the proposed transaction. Representatives of Goodwin then summarized for the NantKwest special committee the terms of the proposed merger agreement and voting agreements. Representatives of Barclays then reviewed and discussed with the NantKwest special committee Barclays’ financial analysis of the exchange ratio, which included a discounted cash flow analysis resulting in a range of implied equity ownership on a fully diluted basis in the combined company for the NantKwest stockholders of 23.8% to 36.0% and a breakeven relative contribution percentage on a fully diluted basis in a range of 26.5% to 27.8% for NantKwest with respect to the pro forma combined company (including synergies). Barclays noted that, without the impact of the assumptions regarding an assumed non-muscle invasive bladder cancer license, the discounted cash flow analysis would have resulted in a range of implied equity ownership on a fully diluted basis in the combined company for the NantKwest stockholders of 24.3% to 37.5% and a breakeven relative contribution percentage on a fully diluted basis in a range of 27.6% to 28.4% for NantKwest with respect to the pro forma combined company (including synergies). After discussion, representatives of Barclays rendered to the NantKwest special committee an oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the exchange ratio was fair, from a financial point of view, to NantKwest. For a detailed discussion of Barclays’ opinion, see below in the section entitled “The Merger—Opinion of the Financial Advisor to the NantKwest Special Committee.” After discussion, the NantKwest special committee unanimously determined that it was fair to and in the best interests of NantKwest and its stockholders (other than the NantKwest significant stockholders and any of their respective controlled affiliates and the directors and executive officers of NantKwest and ImmunityBio) for NantKwest to enter into the merger agreement and declared the merger agreement, and the transactions contemplated by the merger agreement, advisable, and resolved to recommend that the NantKwest board (1) declare the merger agreement and the transactions contemplated by the merger agreement, including the merger and the stock issuance, advisable, (2) approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger and the stock issuance, and (3) recommend that NantKwest stockholders vote to approve the stock issuance and that NantKwest stockholders (other than the NantKwest significant stockholders and any of their respective controlled affiliates and the directors and executive officers of NantKwest and ImmunityBio) vote to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Also on December 20, 2020, following the meeting of the NantKwest special committee, a meeting of the NantKwest board was convened with representatives of Barclays and Goodwin present. The attendee directors were Mr. Blaszyk, Ms. Cohen, Frederick W. Driscoll and John C. Thomas, Jr. Dr. Soon-Shiong and Barry J. Simon, M.D., President and Chief Administrative Officer of NantKwest, recused themselves from deliberations regarding the proposed strategic transaction with ImmunityBio and did not attend the meeting. Representatives of Goodwin, in their capacity as legal advisor to the NantKwest special committee, reviewed the directors’ fiduciary duties in connection with the proposed transaction. Representatives of Goodwin and Barclays and the members of the NantKwest special committee then provided a report of the NantKwest special committee’s evaluation of the proposed transaction, including the various proposals made by ImmunityBio prior to its final proposal. Representatives of Goodwin then provided the NantKwest special committee’s recommendation with respect to the merger agreement and the proposed transaction, as well as a review of the terms of the proposed merger agreement and voting agreements. A discussion then followed among the assembled NantKwest board members with regard to the terms of the merger agreement and the voting agreements and the proposed transaction. After discussion, the NantKwest board, acting upon the recommendation of the NantKwest special committee, (1) declared the merger agreement, and the transactions contemplated by the merger agreement, including the merger and the stock issuance, advisable, (2) approved and adopted the merger agreement and the transactions contemplated by the merger agreement, including the merger and the stock issuance, (3) directed that the stock issuance be submitted to the NantKwest stockholders for approval and the merger agreement and the transactions contemplated by the merger agreement, including the merger, be submitted to the NantKwest stockholders (other than the NantKwest significant stockholders and any of their respective controlled affiliates and the directors and executive officers of NantKwest and ImmunityBio) for approval by such holders, and (4) resolved to recommend that NantKwest stockholders vote to approve the stock issuance and that NantKwest stockholders (other than the NantKwest significant stockholders and any of their respective controlled affiliates and the directors and executive officers of NantKwest and ImmunityBio) vote to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Following the meeting of the NantKwest board, on December 21, 2020, NantKwest and ImmunityBio executed the merger agreement, and the parties thereto executed the voting agreements.

Later on the morning of December  21, 2020, NantKwest and ImmunityBio issued a joint press release announcing the execution of the merger agreement.

Recommendations of the NantKwest Special Committee and the NantKwest Board of Directors; Reasons for the Merger

On October 13, 2020, the NantKwest board adopted resolutions establishing the NantKwest special committee. The NantKwest special committee consists of Michael D. Blaszyk and Cheryl L. Cohen. The NantKwest board determined that each of Mr. Blaszyk and Ms. Cohen was independent and disinterested with respect to the potential transaction with ImmunityBio and other strategic alternatives available to NantKwest. Pursuant to the resolutions of the NantKwest board, the NantKwest special committee was authorized to, among other things, (1) review and evaluate the advisability of the potential transaction, (2) identify, review and evaluate alternatives to the potential transaction available to NantKwest, including, without limitation, NantKwest’s stand-alone business prospects, (3) recommend, reject or seek to modify the terms of the potential transaction or any other such alternative, (4) if the NantKwest special committee considers it advisable or appropriate, negotiate the price, structure, form, terms and conditions of the potential transaction or any alternative thereto and the form, terms and conditions of any definitive agreements in connection therewith, (5) determine whether the potential transaction or any alternative thereto is fair to, and in the best interests of, NantKwest and its stockholders, (6) obtain any necessary or desirable advice, assistance and opinions from financial advisors or other advisors, consultants and agents, (7) recommend to the full NantKwest board what action, if any, should be taken by NantKwest with respect to the potential transaction or any alternative thereto, (8) do all things that may, in the judgment of its members, be deemed necessary, appropriate or advisable to assist the NantKwest special committee in carrying out its responsibilities in connection with or with respect to the potential transaction or any alternative thereto and (9) provide reports or recommendations to the NantKwest board in regard to such matters at such times as the NantKwest special committee deems appropriate and consistent with its activities. In addition, the resolutions provided that the NantKwest board shall not propose or recommend a potential transaction for approval by NantKwest stockholders or otherwise approve the potential transaction without a prior favorable recommendation of such transaction by the NantKwest special committee. The resolutions also authorized the NantKwest special committee, at its sole discretion, to interview, select and retain, at NantKwest’s expense, such legal counsel, financial and other advisors, consultants and agents as it may deem appropriate, in its sole discretion, in the exercise of its power and authority, and also authorized and directed the officers, agents and employees of NantKwest and its subsidiaries to cooperate with and assist the NantKwest special committee and its legal counsel, financial and other advisors, consultants and agents in all respects, and to provide and furnish to the NantKwest special committee and its legal counsel, financial and other advisors, consultants and agents all information and documents that the NantKwest special committee and its advisors requested with respect to the evaluation and negotiation of the potential transaction or any alternative thereto.

NantKwest Special Committee

At a meeting held on December 20, 2020, the NantKwest special committee unanimously determined that it was fair to and in the best interests of NantKwest and its stockholders (other than the NantKwest significant stockholders and any of their respective controlled affiliates and the directors and executive officers of NantKwest and ImmunityBio) for NantKwest to enter into the merger agreement and declared the merger agreement, and the transactions contemplated by the merger agreement, advisable, and resolved to recommend that the NantKwest board (1) declare the merger agreement and the transactions contemplated by the merger agreement, including the merger and the stock issuance, advisable, (2) approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger and the stock issuance, and (3) recommend that NantKwest stockholders vote to approve the stock issuance and that NantKwest stockholders (other than the NantKwest significant stockholders and any of their respective controlled affiliates and the directors and executive officers of NantKwest and ImmunityBio) vote to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger.

In arriving at this determination and recommendation, the NantKwest special committee reviewed and discussed a significant amount of information (including information from NantKwest management and ImmunityBio management) and consulted with its independent legal and financial advisors and an independent industry consultant. The following are some of the significant factors that supported its determination and recommendation (these factors are presented below in no particular order and were neither ranked nor weighted in any particular manner by the NantKwest special committee):

•	its knowledge and understanding of NantKwest’s business, operations, assets and liabilities, financial condition, strategy and future prospects and challenges as a stand-alone company;

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the information obtained in its discussions with ImmunityBio’s management, in consultation with the NantKwest special committee’s advisors, regarding ImmunityBio’s business, operations, assets and liabilities, financial condition, strategy and future prospects, and the results of the NantKwest special committee’s due diligence review of ImmunityBio;

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the fact that NantKwest and ImmunityBio are already collaboration partners with respect to a number of clinical programs and the combined company would bring together phase II / III clinical trials across oncology and infectious disease that use combined immunotherapy platforms;

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the risks associated with developing and commercializing NantKwest’s product candidates without the additional strategic resources and infrastructure that the proposed merger with ImmunityBio would provide;

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the fact that the merger would remove complexity arising from the existing relationships between NantKwest and ImmunityBio, including the combined clinical programs and shared services, thereby allowing investor focus on the core business and simplifying the commercialization and marketing of future products;

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NantKwest’s need for additional capital in order to complete the clinical development of its product candidates and potentially commercialize these product candidates, as well as fund its other ongoing operations, and the potential for the combined company to obtain third-party financing following the merger;

•	the expected synergies (taking into account that NantKwest and ImmunityBio have combined clinical programs and otherwise utilize shared services) and other financial benefits of the merger;

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the fact that NantKwest stockholders will own approximately 28% of the combined company on a fully diluted basis following completion of the merger and will continue to participate in potential appreciation in the equity value of the combined company;

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the arm’s-length negotiations with ImmunityBio which, among other things, resulted in a lower exchange ratio than set forth in ImmunityBio’s initial proposal and the revision of terms in the merger agreement to be more favorable to NantKwest and its unaffiliated stockholders than initially proposed by ImmunityBio;

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the benefits that NantKwest was able to obtain as a result of the NantKwest special committee’s negotiations with ImmunityBio and the belief of the NantKwest special committee that this was the most favorable exchange ratio to which ImmunityBio would be willing to agree;

•

the NantKwest special committee’s belief that the transactions contemplated by the merger agreement have a high likelihood of being completed in a timely manner based on, among other things, (1) the limited number and nature of the conditions to the completion of the merger agreement, (2) the fact that Dr. Soon-Shiong and certain of his affiliates are subject to the voting agreements, and (3) the ability of NantKwest, pursuant to the merger agreement, to seek specific performance to prevent breaches of the merger agreement by ImmunityBio and to specifically enforce the terms of the merger agreement;

•

the review by the NantKwest special committee with its independent financial and legal advisors of, and advice received from such advisors on, the structure of the contemplated transactions and the financial and other terms of the merger agreement and the other agreements entered into in connection with the merger, including with respect to deal protection, conditionality, termination rights and the likelihood of consummating the merger;

•

the financial analysis presented by Barclays to the NantKwest special committee and the opinion of Barclays rendered to the NantKwest special committee on December 20, 2020, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Barclays in preparing its opinion, the exchange ratio was fair, from a financial point of view, to NantKwest, as more fully described below under the section entitled “The Merger—Opinion of the Financial Advisor to the NantKwest Special Committee;”

•

the fact that Dr. Soon-Shiong, who beneficially owns approximately 64.6% of the outstanding shares of NantKwest common stock, had expressed that he was not interested in selling his interest in NantKwest, and any alternative acquisition of NantKwest was not feasible without the cooperation and consent of Dr. Soon-Shiong;

•

the following procedural safeguards to ensure the fairness of the transactions contemplated by the merger agreement and to permit the NantKwest special committee to represent the interests of the NantKwest stockholders (other than Dr. Soon-Shiong and his affiliates):

•

the NantKwest special committee consists solely of directors of NantKwest who are independent directors and who are not officers or employees of NantKwest, and who do not otherwise have a conflict of interest or lack independence with respect to the transactions contemplated by the merger agreement; the NantKwest special committee was advised in the review, evaluation and negotiation of the transactions contemplated by the merger agreement by independent legal and financial advisors; and the NantKwest special committee engaged an independent industry consultant to assist the NantKwest special committee in evaluating the product pipelines of both NantKwest and ImmunityBio and the preparation and/or review of financial projections and synergies related to a potential transaction;

•

the members of the NantKwest special committee will not personally benefit from the consummation of the transactions contemplated by the merger agreement in a manner different from the NantKwest stockholders (other than Dr. Soon-Shiong and his affiliates), except for indemnification and continuing directors and officers liability insurance coverage and the receipt of customary fees for service on the NantKwest special committee as described in the section entitled “The Merger—Interests of Certain NantKwest Directors and Executive Officers in the Merger—NantKwest Special Committee Compensation;”

•

the resolutions of the NantKwest board referring consideration of the potential transaction with ImmunityBio to the NantKwest special committee, and confirming the NantKwest special committee’s authority to perform its duties in accordance with such resolutions in connection with the potential transaction with ImmunityBio, including, without limitation, evaluating, negotiating and/or rejecting, as the NantKwest special committee deemed appropriate, the terms of any transaction with ImmunityBio;

•

pursuant to the terms of the merger agreement, NantKwest may take the following actions only with the prior approval of the NantKwest special committee: (1) amending, restating, modifying or otherwise changing any provision of the merger agreement; (2) waiving any right under the merger agreement or extending the time for the performance of any obligation of ImmunityBio thereunder; (3) terminating the merger agreement; (4) taking any action under the merger agreement that expressly requires the approval of the NantKwest special committee; (5) making any decision or determination, or taking any action under or with respect to the merger agreement or the transactions contemplated thereby that would reasonably be expected to be, or is required to be, approved, authorized, ratified or adopted by the NantKwest board; (6) granting any approval or consent for, or agreement to, any item for which the approval, consent or agreement of NantKwest is required under the merger agreement; and (7) agreeing to do any of the foregoing; and

•

pursuant to the terms of the merger agreement, the transactions contemplated by the merger agreement will not be completed unless they are approved by holders of a majority of the shares of NantKwest common stock not owned by Dr. Soon-Shiong, Cambridge Equities, LP or Chan Soon-Shiong Family Foundation or any of their controlled affiliates or any of the directors or executive officers of NantKwest or ImmunityBio.

The NantKwest special committee weighed these factors against a number of uncertainties, risks and potentially negative factors relevant to the contemplated transactions, including the following (these factors are presented below in no particular order and were neither ranked nor weighted in any manner by the NantKwest special committee):

•	the fact that Dr. Soon-Shiong and certain of his affiliates would continue to own in excess of a majority of the outstanding common stock of the combined company;

•

the fact that ImmunityBio is a party to a number of related party transactions involving Dr. Soon-Shiong and his affiliates as described in the section entitled “Certain Relationships and Related Party Transactions of ImmunityBio”, including, among others, (1) the outstanding warrant held by an affiliate of Dr. Soon-Shiong, (2) the contingent value rights issued by ImmunityBio in connection with its acquisition of Altor BioScience, a significant portion of which are held by Dr. Soon-Shiong and certain of his affiliates, and (3) the debt of ImmunityBio owed to certain affiliates of Dr. Soon-Shiong;

•

ImmunityBio’s need for additional capital in order to complete the clinical development of its product candidates and potentially commercialize these product candidates, as well as fund its other ongoing operations;

•

the risk that the merger may not be completed, and the effect that failing to complete the merger may have on the business, financial results and stock price of NantKwest, or on the perceptions of NantKwest among investors, employees and other stakeholders;

•	the restrictions on the conduct of NantKwest’s business prior to the closing of the merger;

•

the possible adverse impact that business uncertainty prior to the closing of the merger could have on the ability of NantKwest prior to the closing to attract, retain and motivate key personnel and maintain business relationships;

•	the risk that the contemplated transactions may divert management focus and resources from operating NantKwest’s business, as well as other strategic opportunities;

•	the fact that NantKwest stockholders are not entitled to appraisal rights under the merger agreement or the DGCL;

•

the interests of certain of NantKwest’s directors and executive officers with respect to the merger that may be in addition to, or that may be different from, the interests of NantKwest stockholders (other than Dr. Soon-Shiong and his affiliates) as described in the section entitled “The Merger—Interests of Certain NantKwest Directors and Executive Officers in the Merger;”

•	the fact that ImmunityBio is involved in certain litigation and other legal proceedings as described in the section entitled “Business of ImmunityBio—Legal Proceedings”; and

•	the risks of the type and nature described in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The NantKwest special committee concluded that the uncertainties, risks and potentially negative factors relevant to the transactions contemplated by the merger agreement were outweighed by the potential benefits that

NantKwest and NantKwest stockholders (other than Dr. Soon-Shiong and his affiliates) could achieve as a result of the transactions contemplated by the merger agreement.

NantKwest Board of Directors

At a meeting held on December 20, 2020, the NantKwest board (which for purposes of this section means other than Dr. Soon-Shiong and Barry J. Simon, M.D., President and Chief Administrative Officer of NantKwest, both of whom recused themselves from deliberations regarding the proposed transaction with ImmunityBio), acting upon the recommendation of the NantKwest special committee, (1) declared the merger agreement, and the transactions contemplated by the merger agreement, including the merger and the stock issuance, advisable, (2) approved and adopted the merger agreement and the transactions contemplated by the merger agreement, including the merger and the stock issuance, (3) directed that the stock issuance be submitted to the NantKwest stockholders for approval and the merger agreement and the transactions contemplated by the merger agreement, including the merger, be submitted to the NantKwest stockholders (other than the NantKwest significant stockholders and any of their respective controlled affiliates and the directors and executive officers of NantKwest and ImmunityBio) for approval by such holders, and (4) resolved to recommend that NantKwest stockholders vote to approve the stock issuance and that NantKwest stockholders (other than the NantKwest significant stockholders and any of their respective controlled affiliates and the directors and executive officers of NantKwest and ImmunityBio) vote to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger.

The NantKwest board considered and relied upon the analyses and recommendation of the NantKwest special committee in arriving at this determination and recommendation. In considering the NantKwest special committee’s analyses and recommendation, the NantKwest board discussed the NantKwest special committee’s recommendation with the members of the NantKwest special committee and the financial and legal advisors of the NantKwest special committee. The following are some of the significant factors that supported the NantKwest board’s determination and recommendation (these factors are presented below in no particular order and were neither ranked nor weighted in any particular manner by the NantKwest board):

•

the fact that the NantKwest special committee unanimously determined that it was fair to and in the best interests of NantKwest and its stockholders (other than Dr. Soon-Shiong and his affiliates and the directors and executive officers of NantKwest or ImmunityBio) for NantKwest to enter into the merger agreement and declared the merger agreement, and the transactions contemplated by the merger agreement, advisable, and resolved to recommend that the NantKwest board (1) declare the merger agreement and the transactions contemplated by the merger agreement, including the merger and the stock issuance, advisable, (2) approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger and the stock issuance, and (3) recommend that NantKwest stockholders vote to approve the stock issuance and that NantKwest stockholders (other than Dr. Soon-Shiong and his affiliates and the directors and executive officers of NantKwest or ImmunityBio) vote to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger;

•

the NantKwest special committee consists solely of directors of NantKwest who are independent directors and who are not officers or employees of NantKwest, and who do not otherwise have a conflict of interest or lack independence with respect to the transactions contemplated by the merger agreement; the NantKwest special committee was advised by and directed in the review, evaluation and negotiation of the transactions contemplated by the merger agreement with independent legal and financial advisors; and the NantKwest special committee engaged an independent industry consultant to assist the NantKwest special committee in evaluating the product pipelines of both NantKwest and ImmunityBio and the preparation and/or review of financial projections and synergies related to a potential transaction;

•	the members of the NantKwest special committee will not personally benefit from the consummation of the transactions contemplated by the merger agreement in a manner different from the NantKwest stockholders (other than Dr. Soon-Shiong and his affiliates), except for indemnification and continuing directors and officers liability insurance coverage and the receipt of customary fees for service on the NantKwest special committee as described in the section entitled “The Merger—Interests of Certain NantKwest Directors and Executive Officers in the Merger—NantKwest Special Committee Compensation;”

•

the arm’s-length negotiations with ImmunityBio which, among other things, resulted in a lower exchange ratio than set forth in ImmunityBio’s initial proposal and the revision of terms in the merger agreement to be more favorable to NantKwest and its unaffiliated stockholders than initially proposed by ImmunityBio;

•

the benefits that NantKwest was able to obtain as a result of the NantKwest special committee’s negotiations with ImmunityBio and the belief of the NantKwest special committee that this was the most favorable exchange ratio to which ImmunityBio would be willing to agree;

•

the fact that the NantKwest special committee held more than 25 meetings with its advisors to discuss and evaluate the proposed merger, other available alternatives to the merger and other matters related thereto and was advised by nationally recognized independent financial and legal advisors, and each member of the NantKwest special committee was actively engaged in the process on a continuous and regular basis;

•

the fact that the NantKwest special committee had received the opinion of Barclays on December 20, 2020, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Barclays in preparing its opinion, the exchange ratio was fair, from a financial point of view, to NantKwest, as more fully described below under the section entitled “The Merger—Opinion of the Financial Advisor to the NantKwest Special Committee;” and

•

pursuant to the terms of the merger agreement, the transactions contemplated by the merger agreement will not be completed unless they are approved by holders of a majority of the shares of NantKwest common stock not owned by Dr. Soon-Shiong, Cambridge Equities, LP or Chan Soon-Shiong Family Foundation or any of their controlled affiliates or any of the directors or executive officers of NantKwest or ImmunityBio.

In considering the recommendations of the NantKwest special committee and the NantKwest board, NantKwest stockholders should be aware that certain of NantKwest’s directors and executive officers have interests with respect to the contemplated transactions that may be in addition to, or that may be different from, the interests of NantKwest stockholders (other than Dr. Soon-Shiong and his affiliates) generally, as described in “The Merger—Interests of Certain NantKwest Directors and Executive Officers in the Merger.” The members of the NantKwest special committee and the NantKwest board were aware of these interests and considered them, among others, in reaching their determinations to approve the merger agreement and the transactions contemplated thereby, and to make their recommendations to the NantKwest board and NantKwest stockholders, as applicable.

The foregoing discussions of the information and factors considered by the NantKwest special committee and the NantKwest board include the principal factors considered by the NantKwest special committee and the NantKwest board, respectively, but is not intended to be exhaustive and may not include all of the factors considered. In view of the wide variety of factors considered in connection with their respective evaluation of the contemplated transactions, and the complexity of these matters, the NantKwest special committee and the NantKwest board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that the NantKwest special committee or the NantKwest board, as applicable, considered in reaching their determinations to approve the merger agreement and the transactions contemplated thereby, and to make their recommendations to the NantKwest board and NantKwest stockholders, as applicable. Rather, the NantKwest special committee and the NantKwest board viewed their respective decisions as being based on the totality of the information presented to them and the factors they considered. In addition, individual members of the NantKwest special committee or the NantKwest board may have given differing weights to different factors. It should be noted that this explanation of the reasoning of the NantKwest special committee and the NantKwest board and certain information presented in this section is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Recommendation of the ImmunityBio Board of Directors and Reasons for the Merger

By unanimous vote, the ImmunityBio board (including its independent director), at a meeting held on December 20, 2020, (i) declared that the merger agreement and the transactions contemplated thereby (including the merger) were fair to, and in the best interests of, ImmunityBio and the ImmunityBio stockholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement (including the merger) and (iii) recommended that the ImmunityBio stockholders approve and adopt the merger agreement and the transactions contemplated by the merger agreement (including the merger). The ImmunityBio board unanimously recommends that ImmunityBio stockholders “CONSENT” to the approval of the ImmunityBio merger proposal by signing and delivering the written consent furnished with this joint proxy and consent solicitation statement/prospectus.

In the course of reaching its recommendation, the ImmunityBio board consulted with ImmunityBio’s management and its outside legal and financial advisors and considered several potentially positive factors, including the following (not necessarily presented in order of relative importance):

•

Creation of a Leading Immunotherapy and Cell Therapy Company. The ImmunityBio board believes that the combination will create a leading immunotherapy and cell therapy company focused on oncology and infectious disease. The combined company will have:

•

an expansive clinical-stage pipeline and intellectual property portfolio with 13 assets in clinical trials, including 11 in Phase II to III clinical trials, as well as a global intellectual property portfolio of issued and pending worldwide patent applications with patent life extending to 2035 and beyond;

•

a differentiated technology and assets including best-in-class combined discovery and development platforms for novel therapies and next-generation early-stage candidates across immunotherapy, neoepitopes and molecules enhancing allogeneic and autologous NK and T-cell therapies;

•	significant market opportunity being well positioned to combine expertise, platforms and resources of ImmunityBio and NantKwest to address patients across oncology and infectious disease;

•

cutting-edge cell manufacturing expertise and ready-to-scale facilities, with extensive and seasoned R&D, clinical trial, and regulatory operations and development teams, which together will occupy over 200,000 square feet of manufacturing and R&D facilities;

•

improved ability to combine platforms and therapies by more seamlessly combining programs and leverage resources and expertise across both companies’ platforms, ultimately strengthening the efforts of both companies on behalf of patients to drive better outcomes in the fight against oncology and infectious disease; and

•	significant potential for strategic and financial synergies from meaningful streamlining of clinical operations, therapeutic discovery and development, and manufacturing.

•

Receipt of Stock in the Merger. The ImmunityBio board deemed it important that ImmunityBio stockholders receive combined company stock in the merger. This will allow for ImmunityBio stockholders to have a significant ownership position in a publicly traded combined company. The all-stock merger consideration will maximize ImmunityBio stockholders’ exposure to the potential upside of the combined company going forward, with ImmunityBio stockholders being expected to own 72% of the combined company on a fully diluted basis.

•

Tax-Free Reorganization. The ImmunityBio board believed it important that the merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code and, as such, U.S. Holders (as defined below in “The Merger—Material U.S. Federal Income Tax Consequences”) of ImmunityBio common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of shares of ImmunityBio common stock for shares of NantKwest common stock in the merger.

•

Trading Liquidity. The ImmunityBio board considered that the combined company is expected to assume NantKwest’s listing on the NASDAQ upon consummation of the merger and to trade under the ImmunityBio name with the ticker “IBRX”. This will allow ImmunityBio stockholders seeking liquidity for their investment to have the opportunity to sell their combined company shares in the public market.

•

Likelihood of Completion. The ImmunityBio board considered the likelihood of completion of the merger to be significant, in light of, among other things the belief that, in consultation with ImmunityBio’s legal advisors, the terms of the merger agreement, taken as a whole, including the parties’ representations, warranties, covenants and conditions to closing, and the circumstances under which the merger agreement may be terminated, are reasonable.

The ImmunityBio board also considered and balanced against the potentially positive factors a number of uncertainties, risks and other countervailing factors in its deliberations concerning the merger and the other transactions contemplated by the merger agreement, including the following (not necessarily in order of relative importance):

•

the fact that, even if the ImmunityBio board changes its recommendation, pursuant to the terms of the ImmunityBio voting agreement, the ImmunityBio significant stockholders, who collectively hold a majority of ImmunityBio’s common stock, will still be obligated to deliver their written consents in favor of the merger, which consents will constitute receipt by ImmunityBio of the requisite stockholder approval;

•

the fact that the restrictions on ImmunityBio’s conduct of business prior to completion of the merger could delay or prevent ImmunityBio from undertaking business opportunities that may arise or taking other actions with respect to its operations during the pendency of the merger;

•

the fact that the significant costs involved in connection with entering into the merger agreement and completing the merger and the substantial time and effort of management required to consummate the merger could disrupt ImmunityBio’s business operations; and

•

the risks and uncertainties described in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” of this joint proxy and consent solicitation statement/prospectus.

After taking into account the factors set forth above, as well as others, the ImmunityBio board concluded that the risks, uncertainties, restrictions, and potentially negative factors associated with the merger were outweighed by the potential benefits of the merger to ImmunityBio stockholders.

The foregoing discussion of factors considered by the ImmunityBio board is not intended to be exhaustive, but summarizes the material factors considered by the ImmunityBio board. In light of the variety of factors considered in connection with its evaluation of the merger agreement and the merger, the ImmunityBio board did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the ImmunityBio board applied her or his own personal business judgment to the process and may have given different weight to different factors. The ImmunityBio board based its recommendation on the totality of the information presented, including thorough discussions with, and questioning of, ImmunityBio’s management and the ImmunityBio board’s financial advisors and outside legal counsel.

In considering the recommendation of the ImmunityBio board to approve the adoption of the merger agreement and the transactions contemplated thereby, including the merger, ImmunityBio stockholders should be aware that the executive officers and directors of ImmunityBio have certain interests in the merger that may be different from, or in addition to, the interests of ImmunityBio stockholders generally. The ImmunityBio board, including its independent director, was aware of these interests and considered them when approving the merger agreement and recommending that ImmunityBio stockholders vote to approve the adoption of the merger agreement and the transactions contemplated thereby, including the merger. See the section entitled “—Interests of Certain Directors and Executive Officers of ImmunityBio in the Merger” beginning on page 155.

It should be noted that this explanation of the reasoning of the ImmunityBio board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 98.

Opinion of the Financial Advisor to the NantKwest Special Committee

The NantKwest special committee engaged Barclays Capital Inc. (“Barclays”) to act as its financial advisor in connection with a potential strategic transaction with ImmunityBio. On December 20, 2020, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the NantKwest special committee that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the exchange ratio to be paid by NantKwest was fair, from a financial point of view, to NantKwest.

The full text of Barclays’ written opinion, dated as of December 20, 2020, is attached as Annex B to this joint proxy and consent solicitation statement/prospectus. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Valuation and Fairness Opinion Committee, is addressed to the NantKwest special committee, addresses only the fairness to NantKwest, from a financial point of view, of the exchange ratio to be paid by NantKwest and does not constitute a recommendation to any shareholder of NantKwest as to how such shareholder should vote with respect to any matter related to the merger or any other matter. The terms of the merger were determined through arm’s-length negotiations between NantKwest and ImmunityBio and were approved by (i) the NantKwest special committee, unanimously, and (ii) the NantKwest board. Barclays did not recommend any specific form of consideration to NantKwest or that any specific form of consideration constituted the only appropriate consideration for the merger. Barclays was not requested to opine as to, and its opinion does not in any manner address, NantKwest’s underlying business decision to proceed with or effect the merger, the likelihood of consummation of the merger, or the relative merits of the merger as compared to any other transaction in which NantKwest may engage. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the consideration to be paid in the merger or otherwise.

In arriving at its opinion, Barclays, among other things:

•

reviewed and analyzed a draft of the merger agreement, dated as of December 20, 2020, and the specific terms of the merger, including the NantKwest voting agreement and the ImmunityBio voting agreement;

•

reviewed and analyzed publicly available information concerning NantKwest that Barclays believed to be relevant to its analysis, including NantKwest’s annual report on Form 10-K for the fiscal year ended

December 31, 2019 and quarterly reports on Form 10-Q for the fiscal quarters ended September 30, June 30 and March 31, 2020;

•	reviewed and analyzed non-public information concerning ImmunityBio that Barclays believed to be relevant to its analysis;

•

reviewed and analyzed financial and operating information with respect to the business, operations and prospects of NantKwest furnished to Barclays by NantKwest, including financial projections of NantKwest prepared by management of NantKwest, as set forth and described more fully in the section entitled “Certain Unaudited Prospective Financial and Operating Information”;

•

reviewed and analyzed financial and operating information with respect to the business, operations and prospects of NantKwest prepared by the Consultant under the guidance of the NantKwest special committee and furnished to Barclays by the NantKwest special committee for purposes of Barclays’ analysis, including financial projections of NantKwest prepared by the Consultant and certain adjustments to such projections prepared at the direction of the NantKwest special committee (the “risk adjusted NantKwest projections”), as set forth and described more fully in the section entitled “Certain Unaudited Prospective Financial and Operating Information”;

•

reviewed and analyzed financial and operating information with respect to the business, operations and prospects of ImmunityBio furnished to Barclays by ImmunityBio, including financial projections of ImmunityBio prepared by management of ImmunityBio, as set forth and described more fully in the section entitled “Certain Unaudited Prospective Financial and Operating Information”;

•

reviewed and analyzed financial and operating information with respect to the business, operations and prospects of ImmunityBio prepared by the Consultant under the guidance of the NantKwest special committee and furnished to Barclays by the NantKwest special committee for purposes of its analysis, including financial projections of ImmunityBio prepared by the Consultant and certain adjustments to such projections prepared at the direction of the NantKwest special committee (the “risk adjusted ImmunityBio projections”), as set forth and described more fully in the section entitled “Certain Unaudited Prospective Financial and Operating Information”;

•	reviewed and analyzed a trading history of NantKwest common stock from December 19, 2019 to December 18, 2020;

•	reviewed and analyzed a comparison of the trading values of NantKwest and ImmunityBio with that of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the historical financial results and present financial condition of NantKwest and ImmunityBio with each other;

•

reviewed and analyzed the pro forma impact of the merger on the future financial performance of the combined company, including (i) certain financial and operating information with respect to the business, operations and prospects of NantKwest on a pro forma basis giving effect to the merger prepared by the Consultant under the guidance of the NantKwest special committee and furnished to Barclays by the NantKwest special committee for purposes of its analysis, including financial projections of NantKwest on a pro forma basis giving effect to the merger prepared by the Consultant and certain adjustments to such financial projections prepared at the direction of the NantKwest special committee (the “risk adjusted pro forma projections”) and (ii) cost savings, operating synergies and other strategic benefits expected by the NantKwest special committee to result from a combination of the businesses (the “estimated synergies”), each as set forth and described more fully in the section entitled “Certain Unaudited Prospective Financial and Operating Information”;

•	reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance and price targets of NantKwest;

•	had discussions with the management of NantKwest and ImmunityBio concerning their respective businesses, operations, assets, liabilities, financial conditions and prospects; and

•	undertook such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and did not assume responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of management of NantKwest and the NantKwest special committee that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Barclays used in its analysis, at the direction of the NantKwest special committee, the risk adjusted NantKwest projections, the risk adjusted ImmunityBio projections and the risk adjusted pro forma projections, and, upon the advice of the NantKwest special committee, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best available estimates and judgments of the NantKwest special committee and the Consultant as to the future financial performance of NantKwest and ImmunityBio and that NantKwest and ImmunityBio would perform substantially in accordance with such projections. Furthermore, upon the advice of the NantKwest special committee, Barclays had assumed that the amounts and timing of the estimated synergies were reasonable and that the estimated synergies would be realized in accordance with such estimates. Barclays assumed no responsibility for and Barclays expressed no view as to any such projections or estimates or the assumptions on which they are based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of NantKwest or ImmunityBio and did not make or obtain any evaluations or appraisals of the assets or liabilities of NantKwest or ImmunityBio. In addition, the NantKwest special committee did not authorize Barclays to solicit, and Barclays did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of NantKwest’s business. Barclays’ opinion necessarily is based upon market, economic and other conditions as they existed on, and can be evaluated as of, the date of their opinion. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may occur after the date of its letter. Barclays expressed no opinion as to the prices at which NantKwest common stock would trade following the announcement or consummation of the merger.

Barclays assumed that the executed merger agreement would conform in all material respects to the last draft reviewed by Barclays prior to the delivery of its opinion. Additionally, Barclays assumed the accuracy of the representations and warranties contained in the merger agreement and all the agreements related thereto. Barclays also assumed, upon the advice of the NantKwest special committee, that all material governmental, regulatory and third party approvals, consents and releases for the merger would be obtained within the constraints contemplated by the merger agreement and that the merger would be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays did not express any opinion as to any tax or other consequences that might result from the merger, nor did Barclays’ opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood NantKwest had obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial and other analyses as summarized below. In arriving at its opinion, Barclays made its determination as to fairness, from a financial point of view, to NantKwest of the exchange ratio to be paid by NantKwest on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the NantKwest special committee. The summary of Barclays’ analyses and reviews provided below is not a complete description of the analyses and reviews underlying Barclays’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.

For the purposes of its analyses and reviews, Barclays made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the NantKwest special committee, NantKwest or any other parties to the merger. No company, business or transaction considered in Barclays’ analyses and reviews is identical to NantKwest, ImmunityBio, Merger Sub or the merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Barclays’ analyses and reviews. None of NantKwest, ImmunityBio, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or reflect the prices at which the companies, businesses or securities may actually be sold. Accordingly, the estimates used in, and the results derived from, Barclays’ analyses and reviews are inherently subject to substantial uncertainty.

The summary of the financial analyses and reviews summarized below include information presented in tabular format. In order to fully understand the financial analyses and reviews used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Barclays’ analyses and reviews.

Discounted Cash Flow Analysis – NantKwest

Barclays performed a discounted cash flow analysis of NantKwest to determine ranges of implied net present values of aggregate equity value as of December 31, 2020, using a mid-year discounting convention. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of NantKwest using the discounted cash flow method, Barclays added (i) NantKwest’s projected after-tax risk adjusted unlevered free cash flows for fiscal years 2021 through 2044 based on the risk adjusted NantKwest projections, (ii) the “terminal value” of NantKwest as of December 31, 2044 and (iii) the tax savings from usage of NantKwest’s net operating losses and future losses reflected in the risk adjusted NantKwest projections. The risk adjustments reflected in the risk adjusted NantKwest projections were made at the direction of the NantKwest special committee. Barclays discounted the unlevered free cash flows, terminal value and the tax savings from usage of net operating losses to present value using a range of selected discount rates. A range of after-tax discount rates of 11.0% to 13.0% was selected based on Barclays’ professional judgement using an analysis of the weighted average cost of capital of NantKwest taking into account NantKwest’s capital structure, yields for U.S. Treasury notes, betas for NantKwest and certain peer companies, market risk premium, tax rates and other factors. Barclays used the mid-year convention in its discounted cash flow analysis to more accurately reflect the present value of future cash flows because cash flows are actually earned throughout the year rather than at the end of the year. The after-tax unlevered free cash flows were calculated by taking the earnings before interest and tax expense and adding back depreciation and amortization and subtracting taxes and capital expenditures and adjusting for changes in working capital. The unlevered free cash flow in the terminal year reflected a normalized level of capital expenditures and depreciation and a tax rate per the risk adjusted NantKwest projections. Using the “perpetuity growth” method, the terminal value of NantKwest was estimated by selecting a range of negative 10.0% to negative 20.0% of annual growth rates for NantKwest in perpetuity after December 31, 2044, which range was selected based on Barclays’ professional judgement. The “terminal value” refers to the residual value of NantKwest at the end of the forecast period using the perpetuity growth rates. Barclays then calculated a range of implied enterprise values (which ranged from $1,074 million to $1,522 million) and added the estimated net cash (of approximately $76 million) as of December 31, 2020 to calculate a range of implied equity values for NantKwest (set forth in the table below), using the discounted cash flow method. The following summarizes the result of these calculations:

Discounted Cash Flow Analysis
Implied Equity Value Reference Range	$1,150 - $1,598 million

Discounted Cash Flow Analysis – ImmunityBio

In order to estimate the present value of ImmunityBio, Barclays performed a discounted cash flow analysis of ImmunityBio to determine ranges of implied net present values of aggregate equity value as of December 31, 2020, using a mid-year discounting convention.

To calculate the estimated enterprise value of ImmunityBio using the discounted cash flow method, Barclays added (i) ImmunityBio’s projected after-tax risk adjusted unlevered free cash flows for fiscal years 2021 through 2044 based on the risk adjusted ImmunityBio projections, (ii) the “terminal value” of ImmunityBio as of December 31, 2044, (iii) the tax savings from usage of ImmunityBio’s net operating losses and future losses reflected in the risk adjusted ImmunityBio projections, and (iv) the after-tax impact of regulatory and commercial milestones estimated to be paid by ImmunityBio related to the Aldoxorubicin product. The risk adjustments reflected in the risk adjusted ImmunityBio projections were made at the direction of the NantKwest special committee. Barclays discounted the unlevered free cash flows, terminal value and the tax savings from usage of net operating losses and future losses, and the after-tax impact of the Aldoxorubicin regulatory and commercial milestones to present value using a range of selected discount rates. A range of after-tax discount rates of 11.0% to 13.0% was selected based on Barclays’ professional judgement using an analysis of the weighted average cost of capital of ImmunityBio taking into account the capital structure of certain peer companies, yields for U.S. Treasury notes, betas for certain peer companies, market risk premium, tax rates and other factors. At the direction of the NantKwest special committee, the discounted cash flow analysis of ImmunityBio reflected a $300 million upfront payment for an assumed non-muscle invasive bladder cancer license as of December 31, 2020 and also reflected related milestone payments and royalties provided for in the risk adjusted ImmunityBio projections. The after-tax unlevered free cash flows were calculated by taking the earnings before interest and tax expense and adding back depreciation and amortization and subtracting taxes and capital expenditures and adjusting for changes in working capital. Using the “perpetuity growth” method, the terminal value of ImmunityBio was estimated by selecting a range of negative 15.0% to negative 25.0% of annual growth rates for ImmunityBio in perpetuity after December 31, 2044, which range was selected based on Barclays’ professional judgement. The “terminal value” refers to the residual value of ImmunityBio at the end of the forecast period using the perpetuity growth rates. The tax savings from usage of net operating losses for ImmunityBio were calculated after offsetting the net operating loss balance against 2020 estimated earnings before interest and taxes (which earnings before interest and taxes included the assumed $300 million upfront payment referred to above).

Barclays then calculated a range of implied enterprise values (which ranged from $3,317 million to $4,181 million) and subtracted (i) an estimated payment in respect of the outstanding contingent value rights previously issued by ImmunityBio in connection with its acquisition of Altor BioScience which are triggered based on the achievement of certain performance metrics with respect to ImmunityBio’s Anktiva product and (ii) estimated net debt and non-controlling interests (of approximately $228 million) as of December 31, 2020, to calculate a range of implied equity values for ImmunityBio (set forth in the table below) using the discounted cash flow method. The estimated payment in respect of ImmunityBio’s outstanding contingent value rights was risk adjusted at the direction of the NantKwest special committee and discounted to present value using discount rates of 11.0% to 13.0% (representing approximately $261 million to $252 million, respectively), based on Barclay’s professional judgement. The following summarizes the result of these calculations:

Discounted Cash Flow Analysis
Implied Equity Value Reference Range	$2,838 - $3,692 million

Pro-Forma Ownership Reference Range – NantKwest

Based on the range of implied equity values calculated in the NantKwest discounted cash flow analysis and the ImmunityBio discounted cash flow analysis above, Barclays derived the implied pro forma ownership of the combined company by NantKwest and ImmunityBio stockholders. Barclays calculated the pro forma ownership of the combined company implied by its discounted cash flow analysis by (i) dividing the lowest implied equity value of NantKwest by the sum of (A) the lowest implied equity value of NantKwest and (B) the highest implied equity value of ImmunityBio and (ii) dividing the highest implied equity value of NantKwest by the sum of (A) the highest implied equity value of NantKwest and (B) the lowest implied equity value of ImmunityBio. The following table reflects the results of this analysis, as compared to the implied pro forma ownership of the combined company by NantKwest of 28% on a fully diluted basis based on the exchange ratio:

Discounted Cash Flow Analysis
Implied NantKwest Pro-Forma Ownership Reference Range	23.8% - 36.0%

Relative Value Analysis

Barclays also performed a relative value analysis designed to determine the pro forma ownership percentage thresholds where the pro forma ownership of the combined company by NantKwest stockholders is more valuable to such stockholders than their ownership interest in NantKwest on a standalone basis. In the analysis, Barclays performed a discounted cash flow analysis of the combined company, including the estimated synergies, to determine ranges of implied net present values of aggregate equity value as of December 31, 2020, using a mid-year discounting convention. The discounted cash flow methodology was performed in the same manner as described above using projected after-tax risk adjusted unlevered free cash flows for the combined company for fiscal years 2021 through 2044 based on the risk adjusted pro forma projections and gave effect to tax savings from usage of net operating losses and future losses available to the combined company. Such synergized analysis was performed using discount rates of 11.0% to 13.0%. Using the “perpetuity growth” method, the terminal value of the combined company was estimated by selecting a range of negative 12.5% to negative 22.5% of annual growth rates for the combined company in perpetuity after December 31, 2044, which range was selected based on Barclays’ professional judgement. Barclays then calculated the pro forma synergized equity value of the combined company implied by its discounted cash flow analysis. Barclays then calculated the percentage ownership in the combined company that NantKwest stockholders would need to hold to equal the implied low and high equity values derived in its standalone discounted cash flow analysis of NantKwest referred to above. The following table summarizes the results of these calculations:

	Pro Forma Synergized Discounted Cash Flow Analysis	Breakeven NantKwest Relative Contribution Percentage
Pro-Forma Relative Valuation—Low	$4,346 million	26.5%
Pro-Forma Relative Valuation—High	$5,742 million	27.8%

This synergized analysis implies that ownership by NantKwest stockholders of at least 26.5% in the low case, and 27.8% in the high case, would result in break-even equity value ownership. Barclays noted that the exchange ratio of the merger implies that NantKwest stockholders would own 28% of the combined company on a fully diluted basis.

Other Factors

Barclays also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its advice, but were references for informational purposes, including, among other things, the factors described below.

Selected Comparable Company Analysis – NantKwest and ImmunityBio

Barclays reviewed the enterprise values of selected companies that Barclays, based on its experience in the healthcare industry, deemed comparable to NantKwest and ImmunityBio. Barclays chose such selected comparable companies because their businesses and operating profiles are reasonably similar to that of NantKwest and ImmunityBio. The selected comparable companies with respect to NantKwest were: Fate Therapeutics Inc., Nektar Therapeutics Inc., Cellectis SA, Tcr2 Therapeutics Inc., Adaptimmune Therapeutics PLC, ZIOPHARM Oncology Inc., Poseida Therapeutics, Inc. and Adicet Bio Inc. The selected comparable companies with respect to ImmunityBio were: Mirati Therapeutics Inc., Iovance Biotherapeutics Inc., Turning Point Brands Inc., Allogene Therapeutics Inc., Nektar Therapeutics Inc., Zymeworks Inc., ADC Therapeutics SA, Atara Biotherapeutics Inc., Replimune Group Inc. and Autolus Therapeutics PLC.

Barclays calculated and compared the 25th and 75th percentile ranges of the enterprise value of such selected companies (for NantKwest’s selected companies, of $341 million to $1,158 million, and for ImmunityBio’s selected companies, of $1,923 million to $5,177 million) to NantKwest’s and ImmunityBio’s implied equity values, as adjusted for (i) in the case of NantKwest, its estimated net cash (of approximately $76 million) as of

December 31, 2020 and (ii) in the case of ImmunityBio, its estimated outstanding contingent value rights, which are triggered based on the achievement of certain performance metrics with respect to ImmunityBio’s Anktiva product, as risk adjusted at the direction of the NantKwest special committee and discounted to present value using a rate of 12.0%, and its estimated net debt and non-controlling interests (of approximately $228 million) as of December 31, 2020. For purposes of the foregoing calculations, the projected enterprise values of the selected comparable companies were calculated using such companies’ publicly available information. Based on the foregoing, Barclays derived an implied equity value range of (i) $417 million to $1,233 million for NantKwest and (ii) $1,440 million to $4,693 million for ImmunityBio.

Equity Analyst Target Prices Analysis – NantKwest

Barclays reviewed the target prices published by two equity research analysts covering NantKwest. The per share price target range for NantKwest common stock was $8.00 to $18.00, representing an implied equity value range for NantKwest of $884 million to $1,997 million.

Historical Trading Range Analysis – NantKwest

To illustrate the trend in the historical trading prices of NantKwest common stock, Barclays considered historical data with regard to the trading prices of NantKwest common stock for the 52-week period ended December 18, 2020. Barclays noted $15.70 as the highest closing price of NantKwest common stock during the 52-week period and $2.52 as the lowest closing price of NantKwest common stock during such period. The analysis implied an equity value range for NantKwest of $276 million to $1,741 million.

Historical Private Round Valuation Analysis – ImmunityBio

To illustrate the historical valuation of ImmunityBio common stock, Barclays considered data with regard to the last private round valuation of ImmunityBio common stock in connection with a $30 million investment in March 2019. Based upon non-public information concerning ImmunityBio provided to Barclays by ImmunityBio and its financial advisor, such investment had valued ImmunityBio common stock at $12 per share, which implied an equity value for ImmunityBio of approximately $4 billion.

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The NantKwest special committee selected Barclays because of its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the merger.

Barclays is acting as financial advisor to the NantKwest special committee in connection with the merger. As compensation for its services in connection with the merger, NantKwest paid Barclays $3,000,000 prior to and upon the delivery of Barclays’ opinion, which is referred to as the “Paid Fees.” The Paid Fees, which included an initial retainer fee of $1,000,000 paid in April 2020 in connection with the previously abandoned potential transaction, were not contingent upon the conclusion of Barclays’ opinion or the consummation of the merger. An additional $2,500,000 will be payable on completion of the merger, for an aggregate total compensation of $5,500,000 to be paid by NantKwest to Barclays in connection with the merger. In addition, the NantKwest special committee has agreed to reimburse Barclays for a portion of its reasonable out-of-pocket expenses incurred in connection with the merger and to indemnify Barclays for certain liabilities that may arise out of its engagement by NantKwest special committee and the rendering of Barclays’ opinion. Barclays may have performed various investment banking services for NantKwest and ImmunityBio in the past, and expects to perform such services in the future, and may have received, and expects to receive, customary fees for such services. Specifically, other than in connection with the merger, Barclays has not performed any investment banking services for NantKwest, ImmunityBio or any other controlled affiliates of Dr. Soon-Shiong in the past two years pursuant to which compensation was received.

Barclays, its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of NantKwest or ImmunityBio and their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Certain Unaudited Prospective Financial and Operating Information

Neither NantKwest nor ImmunityBio as a matter of course publicly discloses financial forecasts or projections due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates, the fact that neither party currently has any marketed products, and in the case of ImmunityBio, the fact that it is a private company. However, in connection with the NantKwest special committee’s evaluation of a potential strategic transaction with ImmunityBio, NantKwest management made available to the NantKwest special committee certain non-public internal financial projections regarding the potential future performance of NantKwest on a stand-alone basis for fiscal years 2021 through 2038 (the “NantKwest management projections”), which were based on certain of NantKwest management’s internal assumptions (as of the date the NantKwest management projections were shared with the NantKwest special committee) about, among other things, the timing of regulatory approval and expected launch dates and addressable patient population for, and pricing, dosing, peak net sales, market share, loss of exclusivity, competition, non-risk adjusted revenue amounts in respect of NantKwest’s product candidates on a worldwide basis, and NantKwest management’s estimated probability of success for each product candidate, as well as other relevant factors relating to cost of goods sold and other expenses. All of these factors are difficult to predict and many are beyond NantKwest’s control. The NantKwest management projections included NantKwest’s clinical programs being conducted in collaboration with ImmunityBio with respect to pancreatic cancer, triple negative breast cancer (other than post neoadjuvant triple negative breast cancer), non-small cell lung cancer, merkel cell carcinoma and COVID-19, but did not include NantKwest’s early pipeline development programs.

At the direction and with the guidance of the NantKwest special committee, the Consultant independently prepared certain financial projections regarding the potential future performance of NantKwest on a stand-alone basis for fiscal years 2021 through 2044 (the “NantKwest consultant projections”), which were based on a number of inputs and assumptions (as of the date the NantKwest consultant projections were shared with the NantKwest special committee) about, among other things, the timing of regulatory approval and expected launch dates and addressable patient population for, and pricing, dosing, peak net sales, market share, loss of exclusivity, competition, and non-risk adjusted revenue amounts in respect of NantKwest’s product candidates on a worldwide basis, as well as other relevant factors relating to cost of goods sold, research and development expenses, and general administrative expenses. All of these factors are difficult to predict and many are beyond NantKwest’s control. The NantKwest consultant projections included NantKwest’s four lead programs in solid tumors (pancreatic cancer, triple negative breast cancer, non-small cell lung cancer, and merkel cell carcinoma), all of which are being conducted in collaboration with ImmunityBio, and the combined product candidate for a COVID-19 vaccine, but did not include any of NantKwest’s other clinical or early pipeline development programs. The NantKwest consultant projections were reviewed and adjusted by the NantKwest special committee, after consultation with its advisors and based on the NantKwest special committee’s due diligence investigation, to reflect risk adjustments based on the estimated probability of success for each product candidate (such projections, the “risk adjusted NantKwest projections”). The risk adjusted NantKwest projections were considered by the NantKwest special committee for purposes of evaluating a potential strategic transaction with ImmunityBio, and were approved by the NantKwest special committee for use by Barclays in connection with the rendering of Barclays’ opinion to the NantKwest special committee and in performing its financial analyses, as described above under the heading “The Merger—Opinion of the Financial Advisor to the NantKwest Special Committee.” The NantKwest consultant projections and the risk adjusted NantKwest projections were not provided to NantKwest management or ImmunityBio or any of its advisors.

In addition, in connection with the NantKwest special committee’s evaluation of a potential strategic transaction with ImmunityBio, ImmunityBio management made available to the NantKwest special committee certain non-public internal financial projections regarding the potential future performance of ImmunityBio on a stand-alone basis for fiscal years 2021 through 2035 (the “ImmunityBio management projections”), which were based on certain of ImmunityBio management’s internal assumptions about, among other things, the timing of regulatory approval and expected launch dates and addressable patient population for, and pricing, dosing, peak net sales, market share, loss of exclusivity, competition, and non-risk adjusted revenue amounts in respect of ImmunityBio’s product candidates on a worldwide basis, as well as other relevant factors relating to cost of goods sold and other expenses. All of these factors are difficult to predict and many are beyond ImmunityBio’s control. The ImmunityBio management projections included ImmunityBio’s clinical programs being conducted in collaboration with NantKwest with respect to pancreatic cancer, triple negative breast cancer, merkel cell carcinoma and COVID-19 vaccine, and its separate clinical programs for non-muscle invasive bladder cancer, non-small cell lung cancer, small cell lung cancer, glioblastoma and HIV, but did not include ImmunityBio’s early pipeline development programs. The ImmunityBio management projections were not risk adjusted for probability of success of ImmunityBio’s product candidates.

At the direction and with the guidance of the NantKwest special committee, the Consultant independently prepared certain financial projections regarding the potential future performance of ImmunityBio on a stand-alone basis for fiscal years 2021 through 2044 (the “ImmunityBio consultant projections”), which were based on a number of inputs and assumptions (as of the date the ImmunityBio consultant projections were shared with the NantKwest special committee) about, among other things, the timing of regulatory approval and expected launch dates and addressable patient population for, and pricing, dosing, peak net sales, market share, loss of exclusivity, competition and non-risk adjusted revenue amounts in respect of ImmunityBio’s product candidates on a worldwide basis, as well as other relevant factors relating to cost of goods sold, research and development expenses, and general administrative expenses. All of these factors are difficult to predict and many are beyond ImmunityBio’s control. The ImmunityBio consultant projections included ImmunityBio’s six lead programs in solid tumors (non-muscle invasive bladder cancer, pancreatic cancer, triple negative breast cancer, non-small cell lung cancer with checkpoint therapy, non-small cell lung cancer with NK combo therapy, and merkel cell carcinoma), of which two programs are solely driven by ImmunityBio and four programs are being conducted in collaboration with NantKwest, and the combined product candidate for a COVID-19 vaccine, but did not include any of ImmunityBio’s other clinical or early pipeline development programs. The ImmunityBio consultant projections were reviewed and adjusted by the NantKwest special committee, after consultation with its advisors and based on the NantKwest special committee’s due diligence investigation, to reflect risk adjustments based on the estimated probability of success for each product candidate. In addition, for purposes of evaluating the proposed merger and the relative value of the two companies, the NantKwest special committee, after consultation with its advisors and based on the NantKwest special committee’s due diligence investigation, approved a further adjustment to the ImmunityBio consultant projections (as risk adjusted for probability of success) to reflect a potential scenario in which, in lieu of direct sales, ImmunityBio would enter into a partnering arrangement with respect to its clinical program for non-muscle invasive bladder cancer (such projections, the “risk adjusted ImmunityBio projections”). The risk adjusted ImmunityBio projections were considered by the NantKwest special committee for purposes of considering and evaluating a potential strategic transaction with ImmunityBio, and were approved by the NantKwest special committee for use by Barclays in connection with the rendering of Barclays’ opinion to the NantKwest special committee and in performing its financial analyses, as described above under the heading “The Merger—Opinion of the Financial Advisor to the NantKwest Special Committee.” The ImmunityBio consultant projections and the risk adjusted ImmunityBio projections were not provided to NantKwest management or ImmunityBio or any of its advisors.

Finally, at the direction and with the guidance of the NantKwest special committee, the Consultant prepared certain risk adjusted pro forma financial projections for the combined company for fiscal years 2021 through 2044 (such projections, the “risk adjusted pro forma projections”), which were based on the risk adjusted NantKwest projections and the risk adjusted ImmunityBio projections and reflected certain estimated synergies related to total selling, general and administrative (SG&A) expenses (the “estimated synergies”). Such estimated synergies were reviewed by the NantKwest special committee and approved for use by its advisors in connection with the evaluation of the proposed merger. The risk adjusted pro forma projections and the estimated synergies were not provided to NantKwest management or ImmunityBio or any of its advisors. The NantKwest management projections, the NantKwest consultant projections, the risk adjusted NantKwest projections, the ImmunityBio management projections, the ImmunityBio consultant projections, the risk adjusted ImmunityBio projections, the risk adjusted pro forma projections, and the estimated synergies discussed below are referred to collectively in this joint proxy and consent solicitation statement/prospectus as the “financial projections.”

Summaries of the financial projections included in this joint proxy and consent solicitation statement/prospectus are presented solely to give NantKwest stockholders access to the information that was made available to the NantKwest special committee and its advisors. The inclusion of summaries of the financial projections in this joint proxy and consent solicitation statement/prospectus should not be regarded as an indication that any of NantKwest, ImmunityBio, the NantKwest special committee or their respective affiliates, advisors, officers, directors or representatives considered, or now considers, the financial projections to be predictive of actual future events, and the financial projections should not be relied upon as such. The financial projections are not being included in this joint proxy and consent solicitation statement/prospectus to influence stockholders of NantKwest or ImmunityBio on whether to vote in favor of any proposal, and are not being included for any other purpose except to provide a summary of the financial projections that, in whole or in part, were reviewed by the NantKwest special committee and used by its advisors in connection with their evaluation of the merger as described herein. None of NantKwest, ImmunityBio, the NantKwest special committee or their respective affiliates, advisors, officers, directors or representatives can give you any assurance that actual results will be consistent with the financial projections. The assumptions and estimates underlying the financial projections, all of which are difficult to predict and many of which are beyond the control of both NantKwest and ImmunityBio, may not be realized. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the financial projections, whether or not the merger is completed.

In particular, the financial projections, while presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain, including as a result of both NantKwest and ImmunityBio not currently having any marketed products, and many of which are beyond NantKwest’s or ImmunityBio’s control. Because the financial projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on the commercial value of NantKwest’s and ImmunityBio’s product candidates. As a result, there can be no assurance that the financial projections accurately reflect future trends or accurately estimate the future market for NantKwest’s and ImmunityBio’s product candidates. There can be no assurance of the approval, or timing of such approval, of any of NantKwest’s or ImmunityBio’s clinical-stage product candidates, and it is possible that other therapies will be preferable. Important factors that may affect actual results and cause the forecasted results reflected in the financial projections not to be achieved include, but are not limited to, obtaining regulatory approval, the timing of such regulatory approval and launch, success of clinical testing, labeling and market penetration of NantKwest’s and ImmunityBio’s product candidates, the effect of regulatory actions, availability of third-party reimbursement, impact of competitive products and pricing, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in NantKwest’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” The financial projections also reflect assumptions as to certain business decisions that are subject to change and, in the case of the risk adjusted ImmunityBio projections, an assumed partnering arrangement that has not been pursued by ImmunityBio management.

Modeling and forecasting the future commercialization of clinical stage drug candidates is a highly speculative endeavor. In addition to the various limitations described above, there can also be no assurance that either NantKwest or ImmunityBio will obtain and maintain any of the regulatory approvals necessary for the commercialization of its product candidates, or that NantKwest’s or ImmunityBio’s competitors will not commercialize products that are safer, more effective or more successfully marketed and sold than any product that NantKwest or ImmunityBio may commercialize. Moreover, the financial projections may include different scopes in terms of the clinical programs and product candidates addressed, and NantKwest and ImmunityBio may have made different assumptions regarding the clinical programs being conducted in collaboration by the two parties. The information set forth in the financial projections is not fact and should not be relied upon as being necessarily indicative of future results. The financial projections were developed for each of NantKwest and ImmunityBio on a stand-alone basis without giving effect to the merger, and therefore the financial projections do not give effect to the merger or any changes to NantKwest’s or ImmunityBio’s operations or strategy that may be implemented after the consummation of the merger, including cost synergies that may be realized as a result of the merger (except as noted below), or to any costs incurred in connection with the merger. Furthermore, the financial projections do not take into account the effect of any failure of the merger to be completed and should not be viewed as accurate or continuing in that context.

The financial projections were not prepared with a view toward public disclosure or with a view toward complying with U.S. GAAP, the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for the preparation or presentation of prospective financial information. Neither NantKwest’s nor ImmunityBio’s independent registered public accounting firm, nor any other independent registered public accounting firm, has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying financial projections and, accordingly, neither NantKwest’s nor ImmunityBio’s independent registered public accounting firm expresses an opinion or any other form of assurance with respect thereto, and assumes no responsibility for, and disclaims any association with, the prospective financial information. The independent registered public accounting firm reports for NantKwest and ImmunityBio, included or incorporated by reference in this joint proxy and consent solicitation statement/prospectus, relate solely to NantKwest’s and ImmunityBio’s respective historical financial statements. Such reports do not extend to the financial projections and should not be read to do so.

For these reasons, as well as the basis and assumptions on which the financial projections were compiled, the inclusion of specific portions of the financial projections in this joint proxy and consent solicitation statement/prospectus should not be regarded as an indication that such projections will be an accurate prediction of future events, and they should not be relied on as such. Except as required by applicable securities laws, none of NantKwest, ImmunityBio, the NantKwest special committee or any of their respective affiliates, advisors, officers, directors or representatives intends to update or otherwise revise the financial projections or the specific portions summarized herein to reflect circumstances existing after the respective dates when the applicable projections were made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error. Therefore, readers of this joint proxy and consent solicitation statement/prospectus are cautioned not to place undue, if any, reliance on the financial projections. In addition, none of NantKwest, ImmunityBio, the NantKwest special committee or any of their respective affiliates, advisors, officers, directors or representatives has made, makes or is authorized in the future to make any representation to any stockholder or other person regarding NantKwest’s or ImmunityBio’s ultimate performance compared to the information contained in the financial projections or that the financial projections will be achieved, and any statement to the contrary should be disregarded. None of NantKwest, ImmunityBio, the NantKwest special committee or any of their respective affiliates, advisors, officers, directors or representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the financial projections. NantKwest has made no representation to ImmunityBio, and ImmunityBio has made no representation to NantKwest, in the merger agreement or otherwise, concerning the financial projections.

Certain of the line items in the financial projections set forth below may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP, and non-GAAP financial measures as used in the financial projections may not be comparable to similarly titled measures used by other companies. The footnotes to the tables below provide certain supplemental information with respect to the calculation of these non-GAAP financial measures. None of NantKwest, the NantKwest special committee or ImmunityBio provides a reconciliation of the forward-looking non-GAAP financial measures to the comparable GAAP financial measures because they are unable to reasonably predict certain items contained in the GAAP financial measures, including non-recurring and infrequent items that are not indicative of ongoing operations. These items are uncertain, depend on various factors and could have a material impact on GAAP results for the applicable period. Reconciliations of any non-GAAP financial measures were not used or relied upon by Barclays for purposes of its financial analysis as described herein under the heading “The Merger—Opinion of the Financial Advisor to the NantKwest Special Committee” or by the NantKwest special committee in connection with its consideration of the merger.

NEITHER NANTKWEST NOR IMMUNITYBIO INTENDS TO UPDATE OR OTHERWISE REVISE THE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, TRANSACTIONS OR FINANCINGS EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE NO LONGER APPROPRIATE.

NantKwest Financial Projections

NantKwest Management Projections

The following tables, which have been included for informational purposes only, present a summary of the NantKwest management projections as defined above (non-risk adjusted for probability of success):

	For the Fiscal Year Ending December 31,
($ in millions)	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Revenue	—	$144	$269	$1,016	$2,441	$4,457	$6,704	$8,610	$10,004	$11,959	$13,780	$15,398
EBIT (1)	($90)	($39)	($79)	($629)	($134)	$837	$2,487	$4,488	$5,636	$7,115	$8,448	$9,586

($ in millions)	2033E	2034E	2035E	2036E	2037E	2038E
Revenue	$17,488	$18,699	$19,823	$20,372	$20,937	$21,517
EBIT (1)	$11,073	$11,936	$12,737	$13,192	$13,652	$14,127

(1)	EBIT is a non-GAAP financial measure that is defined as earnings before interest and taxes

The following tables, which have been included for informational purposes only, present a summary of the NantKwest management projections as defined above (risk adjusted for probability of success):

	For the Fiscal Year Ending December 31,
($ in millions)	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Revenue	—	$24	$34	$87	$197	$345	$534	$700	$814	$974	$1,124	$1,248
EBIT (1)	($90)	($102)	($57)	($50)	($11)	$53	$188	$360	$455	$577	$688	$776

($ in millions)	2033E	2034E	2035E	2036E	2037E	2038E
Revenue	$1,422	$1,519	$1,615	$1,659	$1,705	$1,753
EBIT (1)	$900	$970	$1,038	$1,075	$1,112	$1,151

(1)	EBIT is a non-GAAP financial measure that is defined as earnings before interest and taxes.

NantKwest Consultant Projections

The following tables, which have been included for informational purposes only, present a summary of the NantKwest consultant projections as defined above (non-risk adjusted for probability of success):

	For the Fiscal Year Ending December 31,
($ in millions)	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Revenue	—	$13	$130	$426	$1,075	$2,083	$3,395	$4,710	$5,964	$7,041	$7,834	$8,446
EBITDA (1)	($120)	($115)	($67)	$28	$347	$754	$1,264	$2,163	$2,917	$3,519	$4,029	$4,416

($ in millions)	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E
Revenue	$8,942	$9,399	$9,809	$10,141	$10,441	$10,434	$10,202	$9,777	$9,051	$7,984	$6,958	$5,871
EBITDA (1)	$4,750	$5,069	$5,366	$5,625	$5,894	$6,046	$6,093	$5,968	$5,556	$4,896	$4,252	$3,566

(1)	EBITDA is a non-GAAP financial measure that is defined as earnings before interest, taxes, depreciation and amortization.

Risk Adjusted NantKwest Projections

The following tables present a summary of the risk adjusted NantKwest projections as defined above. The tables include risk adjusted unlevered free cash flows for the periods presented, which were calculated based on the NantKwest consultant projections and other projected financial information provided by NantKwest management and the Consultant. Unlevered free cash flow is calculated as EBIT, less tax expense (if profitable), plus depreciation and amortization, less capital expenditures, and less changes in net working capital.

	For the Fiscal Year Ending December 31,
($ in millions)	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Revenue	—	$2	$14	$50	$143	$277	$461	$645	$816	$964	$1,073	$1,159
EBIT (a)	($117)	($111)	($72)	($47)	$3	$65	$131	$252	$353	$434	$503	$556
Taxes (b)	—	—	—	—	($1)	($14)	($27)	($53)	($74)	($91)	($106)	($117)
Depreciation & Amortization	—	—	—	—	$1	$3	$5	$6	$8	$10	$11	$12
Capital Expenditures	($67)	($8)	—	—	($1)	($3)	($5)	($6)	($8)	($10)	($11)	($12)
Changes in Net Working Capital	—	—	($1)	($2)	($6)	($8)	($11)	($11)	($10)	($9)	($7)	($5)
Unlevered Free Cash Flow (a)	($184)	($119)	($72)	($50)	($4)	$43	$92	$188	$269	$334	$391	$434

($ in millions)	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E
Revenue	$1,227	$1,291	$1,350	$1,396	$1,441	$1,441	$1,404	$1,343	$1,243	$1,084	$936	$789
EBIT (a)	$600	$644	$686	$721	$758	$778	$780	$764	$708	$611	$519	$426
Taxes (b)	($126)	($135)	($144)	($151)	($159)	($163)	($164)	($160)	($149)	($128)	($109)	($90)
Depreciation & Amortization	$12	$13	$14	$14	$14	$14	$14	$13	$12	$11	$9	$8
Capital Expenditures	($12)	($13)	($14)	($14)	($14)	($14)	($14)	($13)	($12)	($11)	($9)	($8)
Changes in Net Working Capital	($4)	($4)	($4)	($3)	($3)	($0)	$2	$4	$6	$10	$9	$9
Unlevered Free Cash Flow (a)	$470	$505	$538	$567	$596	$615	$619	$607	$565	$492	$419	$346

(a)	EBIT and unlevered free cash flow are non-GAAP financial measures.
(b)

Assumes a tax rate of 21%. Excludes the impact of tax savings from usage of NantKwest’s net operating losses of $343 million as of December 31, 2020, as provided by NantKwest management, and future losses reflected in the risk adjusted NantKwest projections.

ImmunityBio Financial Projections

ImmunityBio Management Projections

The following tables, which have been included for informational purposes only, present a summary of the ImmunityBio management projections as defined above (non-risk adjusted for probability of success):

	For the Fiscal Year Ending December 31,
($ in millions)	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Revenue	—	$571	$1,869	$2,816	$5,202	$6,780	$7,932	$9,038	$9,236	$9,030	$8,833	$8,644
EBIT (1)	($208)	$37	$696	$1,517	$3,305	$4,177	$5,024	$5,862	$6,167	$6,107	$5,990	$5,871

($ in millions)	2033E	2034E	2035E
Revenue	$8,462	$8,288	$8,119
EBIT (1)	$5,755	$5,642	$5,530

(1)	EBIT is a non-GAAP financial measure that is defined as earnings before interest and taxes.

Although ImmunityBio did not supply risk adjusted projections, in connection with its evaluation of the proposed merger, and derived from the ImmunityBio management projections and general guidance provided by ImmunityBio with respect to probability of success, the NantKwest special committee also assumed, for comparative purposes only, that the ImmunityBio management projections would yield risk adjusted peak revenue during this period of approximately $3,275 million, with risk adjusted revenue of approximately $2,929 million in 2035.

ImmunityBio Consultant Projections

The following tables, which have been included for informational purposes only, present a summary of the ImmunityBio consultant projections as defined above (non-risk adjusted for probability of success):

	For the Fiscal Year Ending December 31, (1)
($ in millions)	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Revenue	—	$24	$107	$341	$1,053	$2,255	$3,962	$6,925	$9,506	$11,896	$13,940	$15,616
EBITDA (2) (3)	($136)	($112)	($88)	$44	$536	$1,382	$2,509	$4,330	$6,307	$7,917	$9,294	$10,422

($ in millions)	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E
Revenue	$16,869	$17,923	$17,711	$17,336	$16,638	$15,270	$14,308	$12,729	$11,135	$9,120	$7,554	$5,898
EBITDA (2) (3)	$11,267	$11,977	$11,907	$11,783	$11,497	$10,650	$10,113	$9,033	$7,903	$6,439	$5,295	$4,085

(1)	Does not assume partnering arrangement with respect to ImmunityBio’s clinical program for non-muscle invasive bladder cancer.
(2)	EBITDA is a non-GAAP financial measure that is defined as earnings before interest, taxes, depreciation and amortization.
(3)	Excludes the impact of aggregate milestone payments on Aldoxorubicin (of approximately $3 million on a risk adjusted basis) and CVRs on Anktiva.

Risk Adjusted ImmunityBio Projections

The following tables, which have been included for informational purposes only, present a summary of the ImmunityBio consultant projections risk adjusted by the NantKwest special committee based on probability of success, but prior to adjustments to reflect an assumed partnering arrangement with respect to ImmunityBio’s clinical program for non-muscle invasive bladder cancer:

	For the Fiscal Year Ending December 31,
($ in millions)	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Revenue	—	$8	$31	$86	$234	$445	$728	$1,197	$1,588	$1,941	$2,237	$2,476
EBIT (1) (2)	($122)	($113)	($91)	($36)	$57	$229	$416	$705	$1,002	$1,235	$1,429	$1,586

($ in millions)	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E
Revenue	$2,654	$2,804	$2,760	$2,678	$2,558	$2,341	$2,179	$1,924	$1,672	$1,360	$1,119	$876
EBIT (1) (2)	$1,701	$1,799	$1,779	$1,745	$1,693	$1,556	$1,460	$1,283	$1,103	$876	$700	$522

(1)	EBIT is a non-GAAP financial measure that is defined as earnings before interest and taxes.
(2)	Excludes the impact of aggregate milestone payments on Aldoxorubicin (of approximately $3 million on a risk adjusted basis) and CVRs on Anktiva.

The following tables present a summary of the risk adjusted ImmunityBio projections as defined above, including both risk adjustments based on probability of success and adjustments to reflect, in lieu of direct sales, an assumed partnering arrangement with respect to ImmunityBio’s clinical program for non-muscle invasive bladder cancer. The tables include risk adjusted unlevered free cash flows for the periods presented, which were calculated based on the ImmunityBio consultant projections and other projected financial information provided by ImmunityBio management and the Consultant. Unlevered free cash flow is calculated as EBIT, less tax expense (if profitable), plus depreciation and amortization, less capital expenditures, and less changes in net working capital.

	For the Fiscal Year Ending December 31, (a)
($ in millions)	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Revenue (b)	$175	$91	$13	$44	$153	$333	$589	$1,036	$1,415	$1,759	$2,051	$2,286
EBIT (c) (d)	$57	($25)	($93)	($51)	$41	$168	$335	$608	$896	$1,125	$1,316	$1,470
Taxes (e)	($12)	$0	$0	$0	($9)	($35)	($70)	($128)	($188)	($236)	($276)	($309)
Depreciation & Amortization	$0	$0	$0	$0	$1	$3	$6	$10	$14	$17	$20	$23
Capital Expenditures	($34)	($0)	($0)	($0)	($1)	($3)	($6)	($10)	($14)	($17)	($20)	($23)
Changes in Net Working Capital	$0	($0)	($0)	($2)	($7)	($12)	($18)	($31)	($26)	($24)	($20)	($16)
Unlevered Free Cash Flow (c)	$11	($25)	($94)	($53)	$25	$121	$247	$449	$682	$864	$1,019	$1,145

($ in millions)	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E
Revenue (b)	$2,458	$2,603	$2,567	$2,479	$2,379	$2,183	$2,045	$1,820	$1,594	$1,300	$1,074	$836
EBIT (c) (d)	$1,581	$1,676	$1,661	$1,608	$1,568	$1,448	$1,372	$1,221	$1,063	$853	$689	$517
Taxes (e)	($332)	($352)	($349)	($338)	($329)	($304)	($288)	($256)	($223)	($179)	($145)	($108)
Depreciation & Amortization	$24	$26	$25	$25	$24	$22	$20	$18	$16	$13	$11	$8
Capital Expenditures	($24)	($26)	($25)	($25)	($24)	($22)	($20)	($18)	($16)	($13)	($11)	($8)

	For the Fiscal Year Ending December 31, (a)
($ in millions)	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Changes in Net Working Capital	($12)	($10)	$2	$4	$7	$14	$10	$16	$16	$21	$16	$17
Unlevered Free Cash Flow (c)	$1,237	$1,314	$1,315	$1,274	$1,246	$1,158	$1,094	$981	$856	$694	$560	$425

(a)

Assumes a bladder partnering arrangement with the following assumptions: $300 million upfront payment received on December 31, 2020 prior to the first year of projections; a $175 million milestone payment in 2021; a $100 million milestone payment in 2022; and 15% royalty payments on worldwide sales through 2035 (which assumed milestone and royalty payments were determined based on the product sales projections for such program as included in the risk adjusted ImmunityBio projections).

(b)

Includes an assumed $175 million milestone payment in 2021; an assumed $100 million milestone payment in 2022; and assumed 15% royalty payments on worldwide sales through 2035. Such assumptions are reflected on a risk adjusted basis.

(c)	EBIT and unlevered free cash flow are non-GAAP financial measures.
(d)	Excludes the impact of aggregate milestone payments on Aldoxorubicin (of approximately $3 million on a risk adjusted basis) and CVRs on Anktiva.
(e)

Assumes a tax rate of 21%. Excludes the impact of tax savings from usage of ImmunityBio’s net operating losses of $46 million as of December 31, 2020, as provided by ImmunityBio management and adjusted to reflect an assumed upfront bladder license payment of $300 million, and future losses reflected in the risk adjusted ImmunityBio projections.

Risk Adjusted Pro Forma Financial Projections

The following tables present a summary of the risk adjusted pro forma projections as defined above, which reflect the estimated synergies as to which further information is provided below. The tables include risk adjusted unlevered free cash flows on a pro forma basis for the combined company for the periods presented, which were based on the risk adjusted NantKwest projections, the risk adjusted ImmunityBio projections and other projected financial information provided by NantKwest and ImmunityBio management. Unlevered free cash flow is calculated as EBIT, less tax expense (if profitable), plus depreciation and amortization, less capital expenditures, and less changes in net working capital.

	For the Fiscal Year Ending December 31, (a)
($ in millions)	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Revenue (b)	$175	$93	$26	$94	$296	$610	$1,050	$1,681	$2,231	$2,723	$3,124	$3,444
EBIT (c) (d)	($65)	($137)	($160)	($80)	$71	$274	$528	$938	$1,344	$1,667	$1,938	$2,153
Taxes (e)	—	—	—	—	($15)	($58)	($111)	($197)	($282)	($350)	($407)	($452)
Depreciation & Amortization	—	$0	$0	$1	$3	$6	$10	$17	$22	$27	$31	$34
Capital Expenditures	($100)	($8)	($0)	($1)	($3)	($6)	($10)	($17)	($22)	($27)	($31)	($34)
Changes in Net Working Capital	—	($0)	($1)	($4)	($13)	($20)	($29)	($42)	($37)	($33)	($27)	($22)
Unlevered Free Cash Flow (c)	($165)	($146)	($162)	($84)	$43	$196	$388	$699	$1,025	$1,284	$1,504	$1,679

($ in millions)	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E
Revenue (b)	$3,685	$3,894	$3,918	$3,875	$3,820	$3,624	$3,449	$3,163	$2,837	$2,385	$2,010	$1,625
EBIT (c) (d)	$2,316	$2,460	$2,493	$2,480	$2,479	$2,374	$2,287	$2,105	$1,881	$1,561	$1,295	$1,021
Taxes (e)	($486)	($517)	($524)	($521)	($521)	($499)	($480)	($442)	($395)	($328)	($272)	($214)
Depreciation & Amortization	$36	$39	$39	$39	$38	$36	$34	$32	$28	$24	$20	$16
Capital Expenditures	($36)	($39)	($39)	($39)	($38)	($36)	($34)	($32)	($28)	($24)	($20)	($16)
Changes in Net Working Capital	($16)	($14)	($1)	$1	$4	$14	$12	$19	$22	$30	$25	$25
Unlevered Free Cash Flow (c)	$1,814	$1,930	$1,968	$1,960	$1,963	$1,889	$1,818	$1,682	$1,508	$1,264	$1,048	$832

(a)

Assumes a bladder partnering arrangement with the following assumptions: $300 million upfront payment received on December 31, 2020 prior to first year of projections; a $175 million milestone payment in 2021; a $100 million milestone payment in 2022; and 15% royalty payments on worldwide sales through 2035 (which assumed milestone and royalty payments were determined based on the product sales projections for such program as included in the risk adjusted ImmunityBio projections).

(b)

Includes an assumed $175 million milestone payment in 2021; an assumed $100 million milestone payment in 2022; and assumed 15% royalty payments on worldwide sales through 2035. Such assumptions are reflected on a risk adjusted basis.

(c)	EBIT and unlevered free cash flow are non-GAAP financial measures.
(d)	Excludes the impact of aggregate milestone payments on Aldoxorubicin (of approximately $3 million on a risk adjusted basis) and CVRs on Anktiva.
(e)

Assumes a tax rate of 21%. Excludes the impact of (i) tax savings from usage of (a) NantKwest’s net operating losses of $343 million, as of December 31, 2020, as provided by NantKwest management, and (b) ImmunityBio’s net operating losses of $46 million, as of December 31, 2020, as provided by ImmunityBio management and adjusted to reflect an assumed upfront bladder license payment of $300 million, and (ii) future losses reflected in the risk adjusted pro forma projections.

The risk adjusted pro forma projections include the following estimated synergies related to total SG&A expenses in respect of the combined company following the completion of the proposed merger for the fiscal years ending December 31, 2021 through 2044, which such estimated synergies were provided by the Consultant and reviewed by the NantKwest special committee and approved for use by its advisors in connection with the evaluation of the proposed merger.

	For the Fiscal Year Ending December 31,
($ in millions)	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
SG&A Synergies	($4)	($1)	$5	$18	$27	$41	$62	$78	$94	$108	$119	$128

($ in millions)	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E
SG&A Synergies	$134	$141	$146	$151	$154	$148	$134	$120	$109	$98	$88	$78

Board of Directors and Management of the Combined Company Following Completion of the Merger

Board of Directors of the Combined Company after the Merger

Upon completion of the merger, the current directors of NantKwest are expected to continue as directors of the combined company, other than for changes as may be publicly announced by NantKwest in the future. Additionally, under the merger agreement, the NantKwest board shall take all action necessary so that, as of immediately following the effective time, up to three (3) individuals designated by ImmunityBio prior to closing shall be appointed as directors of NantKwest and the size of the NantKwest board shall be increased as necessary to include such individuals. Each such individual shall be reasonably acceptable to the Nominating and Corporate Governance Committee of the NantKwest board and shall provide information reasonably requested by the Nominating and Corporate Governance Committee in connection with assessing eligibility, independence and other criteria applicable to directors or satisfying compliance and legal or regulatory obligations, in each case, relating to their appointment as a director of NantKwest.

Executive Officers of the Combined Company after the Merger

Dr. Patrick Soon-Shiong, the current Chairman and Chief Executive Officer of ImmunityBio and the current Executive Chairman of NantKwest, will continue as the Executive Chairman of the board of directors of the combined company. Richard Adcock, the current Chief Executive Officer of NantKwest, will continue as the Chief Executive Officer of the combined company. Additionally, David Sachs, who currently serves as the Chief Financial Officer of ImmunityBio, will be appointed as Chief Financial Officer of the combined company. There are no family relationships among any of the currently expected directors and executive officers of the combined company.

Patrick Soon-Shiong, MBBCh, FRCS (C), FACS, 68, has served as chief executive officer and chairman of the ImmunityBio board since its inception in November 2014. Dr. Soon-Shiong has served as chief executive officer and chairman of NantHealth, Inc. since its formation in July 2010, and as chairman and chief executive officer of NantKwest from March 2015 to October 2020. Dr. Soon-Shiong has served as executive chairman of NantKwest since October 2020. From July 2017 to January 2018, Dr. Soon-Shiong served as interim chief executive officer of Verity Health System, a non-profit California healthcare system, or Verity Health. Dr. Soon-Shiong previously served as co-chairman of NantKwest from December 2014 to March 2015 and as NantKwest’s chief medical officer from January 2015 to March 2015. In 2011, he founded NantWorks, an ecosystem of companies to create a transformative global health information and next generation pharmaceutical development network, for the secure sharing of genetic and medical information. Dr. Soon-Shiong, a physician, surgeon and scientist, has pioneered novel therapies for both diabetes and cancer, published over 100 scientific papers, and has over 230 issued patents on groundbreaking advancements spanning a myriad of fields. Dr. Soon-Shiong performed the world’s first encapsulated human islet transplant, the first engineered islet cell transplant and the first pig to man islet cell transplant in diabetic patients. He led the team that invented and developed Abraxane, the nation’s first FDA approved protein nanoparticle albumin-bound delivery technology for the treatment of cancer. Abraxane was approved by the FDA for metastatic breast cancer in 2005, lung cancer in 2012, and pancreatic cancer in 2013. Abraxane is now approved in many countries across the globe. From 1997 to 2010, Dr. Soon-Shiong served as founder, chairman, and chief executive officer of two global pharmaceutical companies, APP (sold to Fresenius SE for $4.6 billion in 2008) and Abraxis (sold to Celgene for $3.8 billion in 2010). In June 2018, Dr. Soon-Shiong became the owner and executive chairman of the Los Angeles Times, San Diego Union-Tribune, Los Angeles Times en Español and other publications under the California Times. Dr. Soon-Shiong also serves as chairman of the Chan Soon-Shiong Family Foundation and Chairman and chief executive officer of the Chan Soon-Shiong Institute of Molecular Medicine, a nonprofit medical research organization. He was appointed by former House Speaker Paul Ryan to the Health Information Technology Advisory Committee, a committee established by the 21st Century Cures Act that advises the President and his administration on health IT policy and issues with healthcare interoperability and privacy and security, while working with key stakeholders to create standards in these areas. He previously co-chaired the CEO Council for Health and Innovation at the Bipartisan Policy Center and previously served as a member of the Global Advisory Board of Bank of America. He is an Adjunct Professor of Surgery at UCLA and a visiting Professor at the Imperial College of London. The Friends of the National Library of Medicine has honored him with their Distinguished Medical Science Award. Dr. Soon-Shiong holds a degree in medicine from the University of the Witwatersrand and a M.Sc. in science from the University of British Columbia.

Richard Adcock, 52, has served as chief executive officer of NantKwest since October 2020. From January 2018 to September 2020, Mr. Adcock was chief executive officer of Verity Health Systems, a California-based nonprofit healthcare system that he steered through a successful restructuring event. Prior to joining Verity Health, Mr. Adcock served in various capacities at Sanford Health, including as its chief innovation officer, president, executive vice president and director from 2004 to 2017. Sanford Health is the largest rural nonprofit healthcare system in the U.S. with more than 382 locations and 28,000 employees. While at Sanford Health, Mr. Adcock was responsible for leading the healthcare company’s growth and innovation, in addition to direct operational oversight of related entities including Sanford Research, Sanford Health Plan, Sanford Foundation and Sanford Frontiers. During his time at Sanford Health, Mr. Adcock learned first-hand how essential it is to keep the patient at the center of all healthcare decisions. This was even more important as Sanford Health brought forth many new exciting treatments, therapies and medical devices from their own research efforts. Prior to Sanford Health, Mr. Adcock served as global engineering director at GE Healthcare from 1999 to 2003. Mr. Adcock began his career in the medical field as co-owner and vice president of research and development at medical equipment supplier Micro Medical Systems.

David Sachs, 43, has served as chief financial officer of ImmunityBio since July 2019. Mr. Sachs also served as chief financial officer of Integrity Healthcare, LLC (“Integrity”), a NantWorks subsidiary and the former management company for Verity Health, from February 2018 to August 2020. From April 2011 to June 2019, Mr. Sachs held various executive positions at NantWorks and its subsidiaries, including serving as chief financial officer of NantHealth, Inc. from 2013 to 2015. Mr. Sachs also served as Verity Health’s executive vice president, strategy and development from July 2017 to February 2018 and as Verity Health’s interim and then permanent chief financial officer from August 2017 to August 2018. Prior to NantWorks, Mr. Sachs served in business development roles at Celgene and Abraxis and as an investment banker with Bank of America Merrill Lynch. Mr. Sachs has served on the board of directors of ZioSoft, KK since 2013 and PacketFabric, Inc. since 2016. He received his B.A. in Economics from the University of California at Los Angeles and his M.B.A. in Finance and Strategy from the UCLA Anderson School of Management.

Involvement in Certain Legal Proceedings

In July 2017, NantWorks acquired a controlling stake in Integrity. Integrity was formed in 2015 to carry out management services for Verity Health, which, as of August 2018, operated six acute care hospitals in California. NantWorks is the holder of $42 million in principal amount of secured revenue notes issued by the California

Public Finance Authority in December 2017, which loaned the proceeds of the revenue notes to Verity Health. In October 2017, a wholly owned subsidiary of NantWorks entered into a secured term loan agreement with Verity Holdings LLC (“Holdings”), a direct subsidiary of its sole member Verity Health, in the principal amount of $46 million. In June and July 2018, a wholly owned subsidiary of NantWorks entered into secured term loan agreements with Holdings, in the aggregate principal aggregate amount of $20 million. Nant Capital, LLC also provided $40 million in principal amount of unsecured debt financing for Holdings as reflected in two $20 million unsecured notes.

On August 31, 2018, Verity Health and certain affiliates filed a voluntary petition for protection under Chapter 11 of the United States Bankruptcy Code, or the Bankruptcy Code, in the United States Bankruptcy Court for the Central District of California. A patient care ombudsman was appointed under Section 333 of the Bankruptcy Code on November 14, 2018. Verity Health’s bankruptcy case remains ongoing. Dr. Soon-Shiong served as interim chief executive officer for Verity Health from July 2017 to January 2018. Mr. Adcock served as chief executive officer of Verity Health from January 2018 to September 2020. Mr. Sachs served as chief financial officer of Integrity from February 2018 to August 2020. Mr. Sachs also served as Verity Health’s interim chief financial officer from August 2017 to February 2018 and as Verity Health’s chief financial officer from February 2018 to August 2018.

Ownership of the Combined Company after the Merger

As of the date of this joint proxy and consent solicitation statement/prospectus, based on the exchange ratio of 0.8190, on a fully diluted basis, the NantKwest stockholders as of immediately prior to the merger will hold, in the aggregate, approximately 28% of the outstanding shares of the combined company immediately following the merger, and ImmunityBio stockholders as of immediately prior to the merger will hold, in the aggregate, approximately 72% of the outstanding shares of common stock of the combined company immediately following the merger.

Following the completion of the merger, Dr. Soon-Shiong and certain of his affiliates (including the Chan Soon-Shiong Foundation, Cambridge Equities, LP, NantBio, Inc. and California Capital Equity LLC) are expected to beneficially own, in the aggregate, approximately 314,057,646 shares of common stock of the combined company, which represents approximately 82% of the issued and outstanding shares of common stock of the combined company after completion of the merger.

Interests of Certain NantKwest Directors and Executive Officers in the Merger

In considering the recommendation of the NantKwest special committee and the NantKwest board, NantKwest stockholders should be aware that certain of NantKwest’s directors and executive officers have interests in the merger that may be different from, or in addition to, those of NantKwest’s stockholders generally. These interests may present such directors and executive officers with actual or potential conflicts of interests, and these interests, to the extent material, are described in this section. The NantKwest special committee and the NantKwest board were aware of these interests and considered them, among other matters, prior to providing their respective approvals and recommendations with respect to the merger agreement and the transactions contemplated thereby.

Ownership and Interests of Dr. Patrick Soon-Shiong

Dr. Patrick Soon-Shiong, NantKwest’s Executive Chairman, who together with his affiliates beneficially own approximately 64.6% of the outstanding NantKwest common stock, also serves as the Chairman and Chief Executive Officer of ImmunityBio and together with his affiliates beneficially own approximately 88.9% of the outstanding shares of ImmunityBio common stock. An affiliate of Dr. Soon-Shiong also holds a warrant to purchase 2,000,000 shares of ImmunityBio common stock if a certain performance condition is satisfied. Immediately following the merger, Dr. Soon-Shiong and his affiliates will beneficially own, in the aggregate, approximately 82% of the issued and outstanding shares of common stock of the combined company and the warrant held by an affiliate of Dr. Soon-Shiong will entitle the affiliate to purchase 1,638,000 shares of common stock of the combined company if the performance condition is satisfied. Additionally, pursuant to the ImmunityBio voting agreement, NantKwest agreed that the ImmunityBio significant stockholders will be entitled to registration rights in respect of the shares of common stock of the combined company issued to the ImmunityBio significant stockholders in the merger under a registration rights agreement in effect between NantKwest and Cambridge Equities, LP, an affiliate of Dr. Soon-Shiong. Dr. Soon-Shiong and his affiliates also have the other interests in ImmunityBio discussed under the heading titled “Certain Relationships and Related Party Transactions of ImmunityBio” beginning on page 298 of this joint proxy statement and consent solicitation statement/prospectus.

No Potential Payments to NantKwest’s Named Executive Officers in Connection with the Merger

The proposed merger will not constitute a change of control event that would otherwise trigger payment of severance or potential acceleration of equity awards to any of NantKwest’s named executive officers in connection with the closing of the merger.

Share Ownership of Directors and Executive Officers

Certain of the executive officers and directors of NantKwest beneficially own shares of ImmunityBio common stock, and these executive officers and directors will receive the merger consideration upon completion of the merger for each share of ImmunityBio common stock that he or she holds. Please see the section titled “Security Ownership of Certain Beneficial Owners of ImmunityBio.”

NantKwest Special Committee Compensation

In recognition of the responsibilities assumed by the members of the NantKwest special committee and the commitment of time required to serve in such capacity, each member of the NantKwest special committee will receive compensation in accordance with NantKwest’s Outside Director Compensation Policy as approved by the NantKwest board on May 7, 2020. Each of Michael Blaszyk and Cheryl Cohen will receive an annual fee of $15,000 for serving as a member of the NantKwest special committee. In addition, Michael Blaszyk, as Chairperson of the NantKwest special committee, will receive an additional annual fee of $15,000. Such fees are paid quarterly in arrears on a prorated basis.

The compensation was approved by the NantKwest board and was not, and is not, contingent upon the approval of the NantKwest merger proposal or completion of the merger or any other transaction involving NantKwest.

Indemnification and Insurance

NantKwest’s existing certificate of incorporation and bylaws contain provisions that limit the liability of its directors for monetary damages to the fullest extent permitted by Delaware law. In addition, NantKwest has existing indemnification agreements with each of its directors and executive officers, in addition to the indemnification provided for in its certificate of incorporation and bylaws. NantKwest also has purchased and intends to maintain insurance on behalf of each person who is or was a director or officer of NantKwest against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

Interests of Certain ImmunityBio Directors and Executive Officers in the Merger

In considering the recommendation of the ImmunityBio board, ImmunityBio stockholders should be aware that the executive officers and directors of ImmunityBio have interests in the merger that may be different from, or in addition to, those of ImmunityBio stockholders generally. The ImmunityBio board, including its independent director, was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, in approving the merger agreement, and in recommending the merger agreement and the transactions contemplated thereby.

Ownership of Dr. Patrick Soon-Shiong

Dr. Patrick Soon-Shiong, ImmunityBio’s Chairman and Chief Executive Officer, who together with his affiliates beneficially own approximately 88.9% of the outstanding ImmunityBio common stock, also serves as the Executive Chairman of NantKwest and together with his affiliates beneficially own approximately 64.6% of the outstanding shares of NantKwest common stock. An affiliate of Dr. Soon-Shiong also holds a warrant to purchase 2,000,000 shares of ImmunityBio common stock if a certain performance condition is satisfied. Immediately following the merger, Dr. Soon-Shiong and his affiliates will beneficially own, in the aggregate, approximately 82% of the issued and outstanding shares of common stock of the combined company and the warrant held by an affiliate of Dr. Soon-Shiong will entitle the affiliate to purchase 1,638,000 shares of common stock of the combined company if the performance condition is satisfied. Additionally, pursuant to the ImmunityBio voting agreement, NantKwest agreed that the ImmunityBio significant stockholders will be entitled to registration rights in respect of the shares of common stock of the combined company issued to the ImmunityBio significant stockholders in the merger under a registration rights agreement in effect between NantKwest and Cambridge Equities, LP, an affiliate of Dr. Soon-Shiong.

Board and Management Service Following the Merger

Under the merger agreement, the NantKwest board shall take all action necessary so that, as of immediately following the effective time, up to three (3) individuals designated by ImmunityBio prior to closing shall be appointed as directors of NantKwest and the size of the NantKwest board shall be increased as necessary to include such individuals. Each such individual shall be reasonably acceptable to the Nominating and Corporate Governance Committee of the NantKwest board and shall provide information reasonably requested by the Nominating and Corporate Governance Committee in connection with assessing eligibility, independence and other criteria applicable to directors or satisfying compliance and legal or regulatory obligations, in each case, relating to their appointment as a director of NantKwest.

Additionally, the merger agreement provides that, as of the effective time, David Sachs, the Chief Financial Officer of ImmunityBio, will be appointed Chief Financial Officer of the combined company.

Indemnification and Insurance

The merger agreement requires that, as of the effective time, the surviving corporation following the merger will, and NantKwest will cause the surviving corporation to, indemnify, defend and hold harmless, and advance expenses to current and former directors and officers of ImmunityBio, to the fullest extent that ImmunityBio would have been permitted by applicable law and by the ImmunityBio certificate of incorporation or the ImmunityBio bylaws as in effect on the date of the merger agreement.

The merger agreement also provides that ImmunityBio may (and if requested by NantKwest prior to the closing, ImmunityBio shall), obtain and fully pay for (or NantKwest may cause the surviving corporation to obtain and fully pay for) “tail” insurance policies as of the effective time and, for a period of six years after the effective time, from insurers with the same or better credit ratings as the current carrier for ImmunityBio that provides coverage for acts or omissions occurring prior to the effective time covering each such person currently covered by the officers’ and directors’ liability insurance policy of ImmunityBio on terms with respect to coverage and in amounts no less favorable than those of each party’s directors’ and officers’ insurance policy in effect on the date of the merger agreement. However, the premium for such tail policy may not exceed 300% of the amount per annum paid by ImmunityBio for its directors’ and officers’ insurance coverage existing as of the date of the merger agreement. If the premium for such tail policy would exceed such amount, the parties will only be required to obtain as much directors’ and officers’ insurance coverage, with respect to matters occurring prior to the effective time, as can be obtained for a cost not exceeding such amount.

For more information on indemnification and insurance, please see the section titled “The Merger Agreement and Voting Agreements—Description of the Merger Agreement—Indemnification and Insurance”.

Material U.S. Federal Income Tax Consequences

NantKwest and ImmunityBio intend that the merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to ImmunityBio’s obligation to complete the merger that ImmunityBio receive an opinion from Fried Frank or another nationally recognized law firm reasonably acceptable to ImmunityBio, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the merger qualifies as a reorganization for U.S. federal income tax purposes, U.S. Holders of ImmunityBio common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of ImmunityBio common stock for NantKwest common stock in the merger.

Please review the information set forth in the section entitled “Material U.S. Federal Income Tax Consequences” for a more complete description of the material U.S. federal income tax consequences of the merger.

Accounting Treatment of the Merger

The merger is expected to be accounted for as a transfer between entities under common control. Therefore, in the merger, the net assets of NantKwest will be combined with those of ImmunityBio at their historical carrying amounts and the companies will be presented on a combined basis for historical periods because they were under common control for all periods presented.

Federal Securities Law Consequences

Following the effectiveness of a registration statement on Form S-4 of which this joint proxy and consent solicitation statement/prospectus forms a part, shares of NantKwest common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for shares of NantKwest common stock issued to any ImmunityBio stockholder who may be deemed an “affiliate” of the combined company for the purposes of Rule 144 of the Securities Act after the completion of the merger. Persons who may be deemed “affiliates” of the combined company generally include individuals or entities that control, are controlled by or are under common control with, the combined company and may include the executive officers and directors of the combined company as well as its principal stockholders, including Dr. Soon-Shiong and certain of his affiliates.

This joint proxy and consent solicitation statement/prospectus does not cover resales of NantKwest common stock received by any person upon the completion of the merger, and no person is authorized to make any use of this joint proxy and consent solicitation statement/prospectus in connection with any resale of NantKwest common stock.

Regulatory Approvals

In the United States, NantKwest must comply with applicable federal and state securities laws and the rules and regulations of the NASDAQ in connection with the issuance of shares of NantKwest common stock to ImmunityBio stockholders in connection with the transactions contemplated by the merger agreement and the filing of this registration statement/prospectus with the SEC. Neither NantKwest nor ImmunityBio is required to obtain any regulatory approval from antitrust authorities to consummate the transactions contemplated by the merger agreement.

Prior to the exchange of their ImmunityBio common stock for common stock of the combined company, ImmunityBio stockholders who as a result of the merger will hold shares of common stock of the combined company with a value in excess of $94 million may, unless exempt, be subject to the filing and waiting period requirements of the Hart-Scott Rodino Antitrust Improvements Act of 1976 (the “HSR Act”). This would require each such ImmunityBio stockholder, as well as NantKwest’s ultimate parent entity, to file a Premerger Notification and Report Form with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and to observe an initial 30 calendar-day waiting period. As a result, compliance with the applicable HSR Act procedures could delay the acquisition of shares of common stock of the combined company by affected ImmunityBio stockholders. Any ImmunityBio stockholder who believes that it may have a filing and waiting obligation under the HSR Act in connection with the merger should contact NantKwest at its principal executive office, which is located at 3530 John Hopkins Court, San Diego, California 92121, and consult its own legal counsel.

Exchange of Shares

For information on the exchange of ImmunityBio common stock for the merger consideration, please see the section titled “The Merger Agreement and Voting Agreements—Description of the Merger Agreement—Exchange and Payment Procedures”.

NASDAQ Listing of Combined Company Stock

Shares of NantKwest common stock are currently listed on the NASDAQ under the symbol “NK”. At this time, there is no established public trading market for ImmunityBio common stock. ImmunityBio common stock is not currently traded or quoted on a stock exchange or quotation system.

Pursuant to the merger agreement, NantKwest has agreed to use its reasonable best efforts to cause (i) the shares of NantKwest common stock to be issued in the merger, (ii) the shares of NantKwest common stock issuable upon exercise or settlement of the ImmunityBio equity awards or ImmunityBio warrant after the effective time and (iii) the shares of NantKwest common stock potentially issuable after the effective time pursuant to the contingent value rights under certain agreements ImmunityBio is party to, to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the closing date. Under the merger agreement, NantKwest shall use its reasonable best efforts to cause the ticker to be used for trading of shares of common stock of the combined company after the merger to be “IBRX” or such other ticker as shall be agreed to by ImmunityBio. Approval for listing on the NASDAQ of the shares of NantKwest common stock issuable to ImmunityBio stockholders in the merger, subject to official notice of issuance, is a condition to the obligations of NantKwest and ImmunityBio to complete the merger.

Appraisal Rights or Dissenters’ Rights

NantKwest

Under Delaware law, NantKwest stockholders are not entitled to appraisal rights or dissenters’ rights in connection with the issuance of shares of NantKwest common stock as contemplated by the merger agreement.

ImmunityBio

ImmunityBio stockholders are entitled to appraisal rights in connection with the merger under Section 262 of the DGCL.

The discussion below is not a complete summary regarding ImmunityBio stockholders’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached as Annex C. Stockholders intending to exercise appraisal rights should carefully review Annex C. Failure to follow precisely any of the statutory procedures set forth in Annex C may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that ImmunityBio stockholders exercise their appraisal rights under Delaware law.

Under Section 262 of the DGCL, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or the surviving corporation, within ten days after the effective date of such merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such merger and that appraisal rights are available.

In connection with the execution of the merger agreement, NantKwest and ImmunityBio have entered into a voting agreement with Dr. Patrick Soon-Shiong and certain of his affiliates who collectively own approximately 88.9% of the outstanding shares of ImmunityBio common stock. Pursuant to the ImmunityBio voting agreement, those stockholders agreed, among other things, to execute consents in favor of the adoption of the merger agreement and the transactions contemplated thereby within two business days of the date upon which the registration statement to which this accompanying joint proxy and consent solicitation statement/prospectus relates is declared effective. Because their shares represent more than a majority of the shares of ImmunityBio common stock issued and outstanding, their consents represent the requisite consents necessary for adoption by the ImmunityBio stockholders of the merger agreement and the transactions contemplated thereby.

This document constitutes notice to the ImmunityBio stockholders for purposes of Section 262 of the DGCL of the approval of the merger and that appraisal rights are available to any ImmunityBio stockholder who does not deliver a written consent approving the merger. Holders of shares of ImmunityBio common stock who do not deliver a written consent approving the merger and desire to exercise their appraisal rights must deliver a written demand for appraisal to ImmunityBio within 20 days after the date of mailing of this document to the ImmunityBio stockholders. This document is first being mailed to the ImmunityBio stockholders on or about [                ], 2021. A demand for appraisal must reasonably inform ImmunityBio of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of ImmunityBio common stock held by such stockholder. Failure to deliver a written consent approving the merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262 of the DGCL. All demands for appraisal should be addressed to ImmunityBio, Inc., [Address], Attention: [Name] and should be executed by, or on behalf of, the record holder of shares of ImmunityBio common stock. ALL DEMANDS MUST BE RECEIVED BY IMMUNITYBIO WITHIN 20 DAYS AFTER THE DATE IMMUNITYBIO MAILS THIS DOCUMENT TO ITS STOCKHOLDERS.

If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the merger consideration for your shares of ImmunityBio common stock as provided for in the merger agreement, but you will have no appraisal rights with respect to your shares of ImmunityBio common stock.

To be effective, a demand for appraisal by a holder of shares of ImmunityBio common stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to ImmunityBio. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time.

If you hold your shares of ImmunityBio common stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the effective time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the merger by delivering a written withdrawal to ImmunityBio. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262 of the DGCL, you will have the right to receive the merger consideration for your shares of ImmunityBio common stock.

Within 120 days after the effective date of the merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 of the DGCL will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the merger agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be mailed to the requesting stockholder within ten days after the stockholder’s written request is received by the surviving corporation or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 of the DGCL may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and ImmunityBio, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company”.

Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger”. In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered”.

You should be aware that the fair value of your shares as determined under Section 262 of the DGCL could be more than, the same as, or less than the value that you are entitled to receive under the terms of the merger agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the effective time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time; however, if no petition for appraisal is filed within 120 days after the effective time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the merger within 60 days after the effective time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her ImmunityBio common stock pursuant to the merger agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262 of the DGCL, stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT AND VOTING AGREEMENTS

Description of the Merger Agreement

The following describes the material provisions of the merger agreement, which is attached as Annex A to this joint proxy and consent solicitation statement/prospectus and incorporated by reference herein, and certain exhibits thereto. The summary of the material provisions of the merger agreement below and elsewhere in this joint proxy and consent solicitation statement/prospectus is qualified in its entirety by reference to the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. NantKwest and ImmunityBio encourage you to read carefully the merger agreement in its entirety before making any investment or voting decisions as it is the principal legal document governing the business combination between NantKwest and ImmunityBio described in this joint proxy and consent solicitation statement/prospectus. This section is only intended to provide you with information regarding the terms of the merger agreement. Neither NantKwest nor ImmunityBio intends that the merger agreement be a source of business or operational information about NantKwest or ImmunityBio. Accordingly, the representations, warranties, covenants, and other agreements in the merger agreement should not be read alone, and you should read the information provided elsewhere in this joint proxy and consent solicitation statement/prospectus and in the public filings NantKwest makes with the SEC, as described in “Where You Can Find More Information.”

Explanatory Note Regarding the Merger Agreement

The merger agreement and the summary of its terms in this joint proxy and consent solicitation statement/prospectus have been included to provide information about the terms and conditions of the merger agreement. The terms and information in the merger agreement are not intended to provide any other public disclosure of factual information about NantKwest, ImmunityBio or any of their respective subsidiaries or affiliates. The representations, warranties, covenants and agreements contained in the merger agreement are made by NantKwest, ImmunityBio and Merger Sub only for the purposes of the merger agreement and are qualified and subject to certain limitations and exceptions agreed to by NantKwest, ImmunityBio and Merger Sub in connection with negotiating the terms of the merger agreement, including being qualified by reference to confidential disclosures. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement and were negotiated for the purpose of allocating contractual risk among the parties to the merger agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders and reports and documents filed with the SEC, including being qualified by reference to confidential disclosures. Moreover, information concerning the subject matter of the representations and warranties, which were made as of the date of the merger agreement and do not purport to be accurate as of the date of this joint proxy and consent solicitation statement/prospectus, may have changed since the date of the merger agreement.

For the foregoing reasons, the representations, warranties, covenants and agreements and any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of NantKwest, ImmunityBio or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this joint proxy and consent solicitation statement/prospectus or incorporated by reference into this joint proxy and consent solicitation statement/prospectus.

For the purposes of the merger agreement, unless otherwise explicitly stated, NantKwest and its subsidiaries are not deemed to be affiliates of ImmunityBio and its subsidiaries (and vice versa).

The Merger

Under the terms and subject to the conditions set forth in the merger agreement, at the effective time, Merger Sub will merge with and into ImmunityBio and the separate corporate existence of Merger Sub shall thereupon cease. ImmunityBio will survive the merger as the surviving corporation and a direct wholly-owned subsidiary of NantKwest. Prior to the closing of the merger, the NantKwest board shall take all action necessary, including approving amendments to its certificate of incorporation and bylaws as necessary, to change its name to “ImmunityBio, Inc.”, which will be the name of the combined company, effective as of the effective time.

Upon consummation of the merger, on a fully diluted basis, ImmunityBio stockholders and NantKwest stockholders will own approximately 72% and 28%, respectively, of the outstanding shares of common stock of the combined company. Shares of NantKwest common stock currently trade on the NASDAQ under the symbol “NK,” and shares of ImmunityBio common stock are not publicly traded. Following the consummation of the merger, shares of common stock of the combined company will be listed on the NASDAQ and are expected to trade under the symbol “IBRX”.

Closing and Effective Time of the Merger

Unless the parties to the merger agreement agree otherwise, the closing of the merger will take place as promptly as practicable (and in no event later than the fifth business day) after the day on which the last of the conditions to closing (other than any such conditions that by their terms are to be satisfied at the closing, but subject to the fulfillment or waiver of such conditions) has been satisfied or waived (and all such conditions remain satisfied or waived on the closing date), as described below under “—Conditions to Completion of the Merger”.

On the closing date, a certificate of merger will be filed with the Secretary of State of the State of Delaware. The merger will become effective at the time when the certificate of merger has been duly filed with the Secretary of State of the State of Delaware or at such later time, as is permissible under the DGCL, as the parties agree in writing and specify in the certificate of merger.

As of the date of this joint proxy and consent solicitation statement/prospectus, NantKwest and ImmunityBio expect that the merger will be consummated in the first half of 2021. However, closing of the merger is subject to the satisfaction or waiver of the conditions set forth in the merger agreement, which are described below under “—Conditions to Completion of the Merger”. There can be no assurances as to when, or if, the consummation of the merger will occur. If the merger is not completed on or before the outside date of September 20, 2021, either NantKwest or ImmunityBio may terminate the merger agreement. Notwithstanding the foregoing, the right to terminate the merger agreement after the outside date will not be available to any party that has breached its representations and warranties set forth in the merger agreement or failed to perform any of its obligations under the merger agreement, if such breach or failure to perform its obligations was a principal cause of or primarily resulted in the failure of a condition to the consummation of the merger. See “—Conditions to Completion of the Merger” and “—Termination of the Merger Agreement”.

Merger Consideration

As a result of the merger, each share of ImmunityBio common stock issued and outstanding immediately prior to the effective time (other than (i) shares of ImmunityBio common stock owned directly by ImmunityBio as treasury stock or otherwise owned by ImmunityBio, NantKwest or any other direct or indirect wholly owned subsidiary of NantKwest and (ii) dissenting shares) will be converted automatically at the effective time into the right to receive 0.8190 newly issued shares of NantKwest common stock.

If the exchange ratio would result in an ImmunityBio stockholder being entitled to receive a fraction of a share of NantKwest common stock, such ImmunityBio stockholder will receive the fractional share consideration (as defined below).

The merger consideration, and any other similarly dependent items, as the case may be, will be equitably adjusted appropriately to reflect the effect of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger (other than the merger), issuer tender offer or exchange offer, or other similar transaction resulting in a change in the number of shares or securities or a different class of outstanding shares of ImmunityBio common stock or NantKwest common stock after the date of the merger agreement and prior to the effective time in order to provide the holders of shares of ImmunityBio common stock, ImmunityBio equity awards and the ImmunityBio warrant the same economic effect as contemplated by the merger agreement prior to such event.

Treatment of ImmunityBio Equity-Based Awards

ImmunityBio Stock Options.

Immediately prior to the effective time, each unexpired, unexercised and outstanding option to purchase shares of ImmunityBio common stock (an “ImmunityBio option”) will automatically cease to represent a right to purchase shares of ImmunityBio common stock and be converted immediately prior to the effective time, into an option, on the same terms and conditions applicable to such ImmunityBio option immediately prior to the effective time (including any terms and conditions that provide for accelerated vesting in connection with the merger or the other transactions contemplated by the merger agreement), to purchase the number of shares of NantKwest common stock, that is equal to the product of, rounded down to the nearest whole share, the number of shares of ImmunityBio common stock subject to such ImmunityBio option immediately prior to the effective time, multiplied by the exchange ratio, at an exercise price per share of NantKwest common stock (rounded up to the nearest whole cent) equal to (i) the per-share exercise price for the shares subject to such ImmunityBio option immediately prior to the effective time divided by (ii) the exchange ratio.

ImmunityBio Restricted Stock Unit Awards.

Each outstanding restricted stock unit award in respect of shares of ImmunityBio common stock (an “ImmunityBio restricted stock unit award,” and together with the ImmunityBio options, the “ImmunityBio equity awards”) will be automatically converted into an award of NantKwest restricted stock units covering a number of shares of NantKwest common stock (rounded to the nearest whole share) equal to the product of (i) the number of shares of ImmunityBio common stock subject to such ImmunityBio restricted stock unit award immediately prior to the effective time multiplied by (ii) the exchange ratio, which NantKwest restricted stock units shall be subject to the same terms and conditions as were applicable to such ImmunityBio restricted stock unit award immediately prior to the effective time.

ImmunityBio Warrant Held by NantWorks, LLC.

Immediately prior to the effective time, the outstanding warrant to purchase 2,000,000 shares of ImmunityBio common stock subject to the Common Stock Purchase Warrant, dated June 30, 2016, issued to NantWorks, LLC (the “ImmunityBio warrant”) will be automatically converted into a warrant, on the same terms and conditions applicable to the ImmunityBio warrant immediately prior to the effective time, to purchase the number of shares of NantKwest common stock that is equal to the product of, rounded to the nearest whole share, (i) the number of shares of ImmunityBio common stock subject to the ImmunityBio warrant immediately prior to the effective time, multiplied by (ii) the exchange ratio, at an exercise price per share of NantKwest common stock (rounded to the nearest whole cent) equal to (A) the per-share exercise price of the shares subject to the ImmunityBio warrant immediately prior to the effective time divided by (B) the exchange ratio.

Exchange and Payment Procedures

NantKwest has selected American Stock Transfer & Trust Company, LLC to serve as the exchange agent (the “exchange agent”) and to handle the exchange of shares of ImmunityBio common stock for shares of NantKwest common stock.

At the effective time, NantKwest shall deposit, or cause to be deposited, with the exchange agent, a sufficient number of shares of NantKwest common stock (whether represented in certificated or non-certificated direct registration form) to be issued as the merger consideration and if and when necessary, NantKwest shall deposit, or cause to be deposited, an amount in cash in immediately available funds sufficient to make payments of (A) consideration payable in lieu of any fractional shares of NantKwest common stock, if any, and (B) dividends or distributions, if any, paid with respect to the outstanding shares of NantKwest common stock after the effective time.

As described below under “—Letter of Transmittal”, the exchange agent will provide appropriate transmittal materials to record holders of ImmunityBio common stock advising such holders of the procedure to obtain the merger consideration.

Letter of Transmittal.

As promptly as reasonably practicable after the effective time (and in any event within five business days thereafter), the surviving corporation shall cause the exchange agent to provide or make available a letter of transmittal to those persons who, at the effective time, held shares of ImmunityBio common stock, other than (i) shares of ImmunityBio common stock owned directly by ImmunityBio as treasury stock or otherwise owned by ImmunityBio, NantKwest or any other direct or indirect wholly owned subsidiary of NantKwest and (ii) dissenting shares. The mailing will also contain instructions on how to surrender certificates formally representing shares of ImmunityBio common stock (“share certificates”) (if these shares have not already been surrendered) or affidavits of loss in lieu of share certificates. Upon physical surrender of any share certificates and the delivery of a duly completed and properly executed letter of transmittal, and such other documents as may be reasonably required by the exchange agent, the holder of ImmunityBio common stock will be entitled to receive, for each share of ImmunityBio common stock surrendered, the merger consideration the holder is entitled to receive under the merger agreement and the fractional share consideration the holder is entitled to receive under the merger agreement, if any.

Withholding.

Each of NantKwest, the exchange agent, and the surviving corporation (and any of their respective subsidiaries) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement such amounts it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable tax law. If any amounts are so properly deducted or withheld, then such amounts shall be remitted to the applicable governmental entity and treated for all purposes of the merger agreement as having been paid to the person from whom they were deducted or withheld.

Fractional Shares.

No certificates, receipts or scrip representing fractional shares of NantKwest common stock will be issued upon the surrender or transfer for exchange of shares of ImmunityBio common stock pursuant to the merger agreement. Instead, each ImmunityBio stockholder who would otherwise be entitled to fractional shares of NantKwest common stock will be entitled to an amount in cash equal to (i) the fraction of a share of NantKwest common stock (rounded to the nearest thousandth when expressed in decimal form) to which such holder (taking into account all fractional shares of NantKwest common stock to be received by such holder) would have otherwise been entitled to receive under the merger agreement, multiplied by (ii) the volume weighted average (rounded to the nearest cent) of the trading price for a share of NantKwest common stock on the NASDAQ (as reported by Bloomberg or, if not reported thereby, in another authoritative source mutually selected by NantKwest and ImmunityBio) for the three consecutive trading days ending on (and including) the third trading day immediately prior to the closing date (the “fractional share consideration”).

Lost, Stolen or Destroyed Certificates.

If any share certificates owned by ImmunityBio stockholders have been lost, stolen, mutilated or destroyed, then before such ImmunityBio stockholder becomes entitled to receive the merger consideration, such ImmunityBio stockholder may be required to provide an affidavit of the loss, theft, mutilation or destruction and may be required to post a bond in such amount and upon such terms as NantKwest may reasonably determine.

Termination of Exchange Fund.

Any shares of NantKwest common stock, and any cash that had been made available to the exchange agent for the payment of the merger consideration, that remains unclaimed by the ImmunityBio stockholders one year after the closing date will be delivered to the surviving corporation. Thereafter, holders will be entitled to look only to the surviving corporation for issuance or payment of the merger consideration (after giving effect to any required tax withholdings). Notwithstanding anything to the contrary in the foregoing, none of the surviving corporation, NantKwest, the exchange agent or any other person shall be liable to any former ImmunityBio stockholder for any portion of the exchange fund properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. Any merger consideration remaining unclaimed by ImmunityBio stockholders immediately prior to such time as such amounts would otherwise escheat to, or become property of, any governmental entity will, to the extent permitted by applicable law, become the property of the surviving corporation or a subsidiary thereof designated by the surviving corporation, free and clear of any claim or interest of any person previously entitled thereto.

Stock Transfer Books.

The stock transfer books of ImmunityBio will be closed at the effective time and after the effective time there will be no transfers on the stock transfer books of ImmunityBio of any shares of ImmunityBio common stock that were outstanding immediately prior to the effective time.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by ImmunityBio, NantKwest, and Merger Sub that are subject in some cases to exceptions and qualifications (including exceptions that are not material to the party making the representations and warranties and its subsidiaries, taken as a whole, and exceptions that do not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the party making the representations and warranties). See “—Definition of ‘Material Adverse Effect’” for the definition of material adverse effect. The representations and warranties in the merger agreement relate to, among other things:

•	organization, good standing and qualification;

•	capital structure;

•	corporate authority; approval;

•	governmental filings; no violations; certain contracts;

•	company reports (or in the case of ImmunityBio, the disclosure document); financial statements;

•	absence of certain changes;

•	litigation and liabilities;

•	compliance with laws; licenses; anti-corruption laws;

•	material contracts;

•	real property;

•	employee benefits;

•	labor matters;

•	environmental matters;

•	taxes;

•	intellectual property

•	insurance;

•	state takeover statutes;

•	brokers and finders;

•	healthcare regulatory matters;

•	information furnished;

•	interested party transactions; and

•	no other representations or warranties.

Additionally, each of NantKwest and Merger Sub also makes representations and warranties relating to, among other things, the capitalization of Merger Sub.

The representations and warranties in the merger agreement do not survive the effective time.

See “—Explanatory Note Regarding the Merger Agreement”.

Definition of Material Adverse Effect

Many of the representations and warranties in the merger agreement are qualified by “material adverse effect” on the party making such representations and warranties.

For purposes of the merger agreement, “material adverse effect” means, with respect to either NantKwest or ImmunityBio, any change, event, occurrence, state of facts, condition, circumstance, development or effect that, individually or in the aggregate with such other changes, events, occurrences, state of facts, conditions, circumstances, developments or effects, has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations or financial condition of such party or its subsidiaries (if applicable), taken as a whole; provided, however, that none of the following, and nothing arising out of, or resulting from, any of the following, shall be deemed to constitute or be taken into account in determining whether there has been, or would reasonably expected to be, a material adverse effect:

(i)

changes in the economy, credit or financial markets or political, regulatory or business conditions in the United States or any other countries in which the applicable party (or its subsidiaries) has any material operations;

(ii)	changes that are the result of factors generally affecting the industries, markets or geographical areas in which the applicable party (or its subsidiaries) conducts its businesses;

(iii)

changes in GAAP or in any law unrelated to the merger agreement or the merger and of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof, after the date of the merger agreement;

(iv)

any failure by the applicable party to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period ending on or after the date of the merger agreement and prior to the closing; provided that the exception in this clause (iv) shall not prevent or otherwise affect a determination that any change, event, occurrence, state of facts, condition, circumstance, development or effect (not otherwise excluded under this definition) underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a material adverse effect;

(v)

acts of war (whether or not declared), civil disobedience, hostilities, sabotage, cyberattacks, terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other catastrophic weather or natural disaster, or any epidemic, pandemic or outbreak of illness (including the COVID-19 (or SARS-CoV-2) virus) or other public health event or any other force majeure event, whether or not caused by any person (other than the applicable party or any of its subsidiaries) or any national or international calamity or crisis;

(vi)

any actions taken or omitted to be taken by the applicable party (or its subsidiaries) that are expressly required to be taken by the merger agreement or any actions taken or omitted to be taken with the other party’s prior written consent or at the other party’s written request (except for any obligation to operate in the ordinary course or similar obligation);

(vii)

any changes, events, occurrences, state of facts, conditions, circumstances, developments or effects that were caused by the negotiation of, entry into or announcement, pendency or performance of the transactions contemplated by the merger agreement; provided, however, that the exceptions in this clause (vii) shall not apply with respect to references to material adverse effect in the representations and warranties related to governmental filings, no conflicts and consents and approvals;

(viii)

any regulatory, preclinical or clinical, competitive, pricing, reimbursement or manufacturing changes, events, occurrences, state of facts, conditions, circumstances, developments or effects relating to or affecting any collaboration program between NantKwest and ImmunityBio and the related product candidates; or

(ix)	in the case of NantKwest, a decline in the market price, or change in trading volume, of the shares of the NantKwest common stock on the NASDAQ.

With respect to clauses (i), (ii), (iii), and (v) above, such change, event, occurrence, state of facts, condition, circumstance, development or effect shall be taken into account in determining whether a “material adverse effect” has occurred to the extent it disproportionately adversely affects the applicable party and its subsidiaries compared to other companies of similar size in the industry in which the applicable party and its subsidiaries primarily operate.

Conduct of Business Pending the Merger

Under the merger agreement, each of NantKwest and ImmunityBio and their respective subsidiaries have undertaken certain covenants requiring it, from the date of the merger agreement until the effective time (unless the other party otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed)) and subject to certain exceptions, including as required by applicable law (including any law issued in response to the COVID-19 (or SARS-COV-2) virus), to use its reasonable best efforts to conduct its business in the ordinary course of business consistent with past practice in all material respects and, to the extent consistent therewith, to use its reasonable best efforts to preserve its business organizations substantially intact and maintain existing relations and goodwill with governmental entities, customers, suppliers, production companies, distributors, licensees, licensors, creditors, lessors, employees and business associates and others having material business dealings with it and to keep available the services of its present employees and agents.

Conduct of Business of ImmunityBio Pending the Merger.

Subject to certain exceptions, from the execution of the merger agreement until the effective time, ImmunityBio will not, and will cause each of its subsidiaries not to (unless NantKwest shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed)):

•	adopt or propose any change in its certificate of incorporation or bylaws or comparable organizational documents;

•	merge or consolidate with any other entity;

•

issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of ImmunityBio common stock or other capital stock or other securities of ImmunityBio or such subsidiary or securities convertible or exchangeable into or exercisable for shares of ImmunityBio common stock or other capital stock or securities of ImmunityBio or such subsidiary, other than (i) the issuance of shares upon the exercise, vesting or settlement of ImmunityBio equity awards and/or the ImmunityBio warrant outstanding as of the date of the merger agreement in accordance with their terms in effect as of the date of the merger agreement and (ii) grants of ImmunityBio equity awards in respect of up to 11,000,000 shares of ImmunityBio common stock, in the aggregate;

•

declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of the shares of ImmunityBio common stock or securities of such subsidiary;

•

reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire, directly or indirectly, any shares of ImmunityBio common stock or securities convertible or exchangeable into or exercisable for shares of ImmunityBio common stock (other than the withholding of shares to satisfy withholding tax obligations or the exercise price in connection with the exercise, vesting or settlement of outstanding ImmunityBio equity awards and/or the ImmunityBio warrant) or securities of such subsidiary;

•

incur any indebtedness with an aggregate principal amount in excess of $40,000,000 or guarantee such indebtedness of any other person, or make any loans, capital contributions or advances to any person other than to any wholly owned subsidiary;

•	amend, modify, terminate or cancel a material insurance policy covering ImmunityBio or any of its subsidiaries in effect as of the date of the merger agreement;

•

make any material changes in financial accounting methods, principles or practices except as may be required by GAAP or by any governmental entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

•

(i) make (other than consistent with past practice), change or revoke any material tax election, (ii) file any amended tax return with respect to any material tax, (iii) adopt (other than consistent with past practice) or change any method of tax accounting or tax accounting period, or (iv) enter into any closing agreement relating to any material tax;

•

other than with respect to transaction litigation, settle or compromise any pending or threatened proceeding involving ImmunityBio or any of its subsidiaries, other than (i) for an amount not to exceed $10,000,000 in the aggregate and (ii) that do not impose any material restrictions on the operations or businesses of ImmunityBio or any of its subsidiaries, or any equitable relief on, or the admission of wrongdoing by, ImmunityBio or any of its subsidiaries; or

•	agree, commit, arrange, authorize, resolve or enter into any understanding to do any of the foregoing.

Conduct of Business of NantKwest Pending the Merger.

Subject to certain exceptions, from the execution of the merger agreement until the effective time, NantKwest will not, and will cause each of its subsidiaries not to (unless ImmunityBio shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed)):

•	adopt or propose any change in its certificate of incorporation or bylaws or comparable organizational documents;

•	merge or consolidate with any other entity;

•

issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of NantKwest common stock or other capital stock or other securities of NantKwest or such subsidiary or securities convertible or exchangeable into or exercisable for shares of NantKwest common stock or other capital stock or securities of NantKwest or such subsidiary, other than issuances of shares of NantKwest common stock upon the exercise, vesting or settlement of NantKwest equity awards outstanding as of the date of the merger agreement in accordance with their terms as in effect as of the date of the merger agreement;

•

declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of the shares of NantKwest common stock or securities of such subsidiary;

•

reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire, directly or indirectly, any shares of NantKwest common stock or securities convertible or exchangeable into or exercisable for shares of NantKwest common stock (other than the withholding of shares to satisfy withholding tax obligations or the exercise price in connection with the exercise, vesting or settlement of outstanding NantKwest equity awards) or securities of such subsidiary;

•

incur any indebtedness with an aggregate principal amount in excess of $40,000,000 or guarantee the indebtedness of any other person, or make any loans, capital contributions or advances to any person other than to any wholly owned subsidiary;

•	amend, modify, terminate or cancel a material insurance policy covering NantKwest or any of its subsidiaries in effect as of the date of the merger agreement;

•

make any material changes in financial accounting methods, principles or practices except as may be required by GAAP or by any governmental entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

•

(i) make (other than consistent with past practice), change or revoke any material tax election, (ii) file any amended tax return with respect to any material tax, (iii) adopt (other than consistent with past practice) or change any method of tax accounting or tax accounting period, or (iv) enter into any closing agreement relating to any material tax;

•

other than with respect to transaction litigation, settle or compromise any pending or threatened proceeding involving NantKwest or any of its subsidiaries, other than (ii) for an amount not to exceed $10,000,000 in the aggregate and (ii) that do not impose any material restrictions on the operations or businesses of NantKwest or any of its subsidiaries, or any equitable relief on, or the admission of wrongdoing by, NantKwest or any of its subsidiaries; or

•	agree, commit, arrange, authorize, resolve or enter into any understanding to do any of the foregoing.

No Solicitation; Change of Recommendations

Under the terms of the merger agreement, subject to certain exceptions described below, from the date of the merger agreement until the earlier of the effective time or the termination of the merger agreement in accordance with its terms, neither ImmunityBio nor NantKwest, nor any of their respective directors, officers and employees will (and ImmunityBio and NantKwest will each instruct and use its reasonable best efforts to cause its respective investment bankers, attorneys, accountants and other advisors or representatives (collectively, “representatives”) not to), directly or indirectly:

•

initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer that constitutes, or would be reasonably expected to lead to, any ImmunityBio acquisition proposal or NantKwest acquisition proposal (each as defined below);

•

engage in, continue or otherwise participate in any discussions or negotiations regarding, or that would be reasonably expected to lead to, any ImmunityBio acquisition proposal or NantKwest acquisition proposal, or provide any nonpublic information or data to any person in connection with the foregoing, in each case, except to notify such person of the existence of this provision of the merger agreement; or

•	resolve or agree to do any of the foregoing.

Notwithstanding anything to the contrary in the merger agreement, prior to the time, but not after, the ImmunityBio stockholder approval is obtained in the case of ImmunityBio or NantKwest stockholder approval and NantKwest majority of the minority approval are obtained in the case of NantKwest, ImmunityBio and its representatives or NantKwest and its representatives, respectively, may: (i) provide information in response to an unsolicited bona fide written ImmunityBio acquisition proposal or NantKwest acquisition proposal, as applicable, after the date of the merger agreement that did not result from a breach in any material respect of the merger agreement if ImmunityBio receives from the entity making such ImmunityBio acquisition proposal or NantKwest receives from the entity making such NantKwest acquisition proposal, as applicable, an executed confidentiality agreement on terms not less restrictive, in the aggregate, than those contained in the confidentiality agreement between ImmunityBio and NantKwest relating to the merger agreement (provided, however, that such information has been or is made available to ImmunityBio or NantKwest and the NantKwest special committee, as applicable, prior to or promptly after the time such information is made available to such person) and (ii) engage or otherwise participate in any discussions or negotiations with any person who has made such an unsolicited bona fide written ImmunityBio acquisition proposal or NantKwest acquisition proposal, as applicable, if (A) ImmunityBio shall have provided the NantKwest special committee with a copy of the written ImmunityBio acquisition proposal and NantKwest shall have provided ImmunityBio with a copy of the written NantKwest acquisition proposal, as applicable, (B) prior to taking any action described in clause (i) or (ii) directly above, the ImmunityBio board (acting with the approval of the independent director) or the NantKwest board (acting upon the recommendation of the NantKwest special committee) or the NantKwest special committee, as applicable, determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law and (C) in each such case referred to in clause (i) or (ii) directly above, the ImmunityBio board (acting with the approval of the independent director) or the NantKwest board (acting upon the recommendation of the NantKwest special committee) or the NantKwest special committee, as applicable, has determined in good faith based on the information then available and after consultation with its outside legal counsel and financial advisor that such ImmunityBio acquisition proposal or NantKwest acquisition proposal, as applicable, either constitutes an ImmunityBio superior proposal or NantKwest superior proposal or could reasonably be expected to result in an ImmunityBio superior proposal or NantKwest superior proposal.

In addition to the foregoing, the NantKwest board (acting upon the recommendation of the NantKwest special committee) or the NantKwest special committee may waive or fail to enforce any standstill provision of a confidentiality agreement or similar obligation of any person to the extent that the NantKwest board or the NantKwest special committee determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law.

Except as set forth below, neither the ImmunityBio board (including any committee thereof), the NantKwest board, nor the NantKwest special committee will (i) either (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to the other party, the ImmunityBio recommendation or the NantKwest recommendation, as applicable, (B) authorize, approve, recommend or otherwise declare advisable, or publicly propose to authorize, approve, recommend or otherwise declare advisable, any ImmunityBio acquisition proposal or NantKwest acquisition proposal, as applicable, (C) fail to include the recommendations by ImmunityBio or NantKwest, as applicable, in this joint proxy and consent solicitation statement/prospectus, (D) if any NantKwest acquisition proposal or ImmunityBio acquisition proposal is structured as a tender offer or exchange offer, fail to recommend against acceptance of such tender offer or exchange offer by the close of business on the tenth business day after the commencement of such tender offer or exchange offer (in the case of NantKwest, pursuant to Rule 14d-2 under the Exchange Act), or (E) solely with respect to NantKwest, fail to publicly reaffirm its approval or recommendation of the merger agreement within ten business days after receiving a written request to do so from ImmunityBio after any NantKwest acquisition proposal or any material modification thereto shall have first been publicly made, sent or given to the NantKwest stockholders, or within two business days of such request in the event such NantKwest acquisition proposal or material modification is publicly made, sent or given less than ten business days prior to the then-scheduled NantKwest special meeting (provided that ImmunityBio may only make such request once with respect to any NantKwest acquisition proposal and once for each material modification thereto) (any of the foregoing actions or inactions in clause (i), an “adverse recommendation change”) or (ii) cause or permit ImmunityBio or NantKwest, as applicable, to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (other than a confidentiality agreement referred to above entered into in compliance with the merger agreement) relating to any ImmunityBio acquisition proposal or NantKwest acquisition proposal, as applicable, or otherwise resolve or agree to do so (each agreement in clause (ii), an “alternative acquisition agreement”).

Notwithstanding anything to the contrary set forth in the merger agreement, the ImmunityBio board (acting with the approval of the independent director) may, prior to but not after the time the ImmunityBio stockholder approval is obtained:

•

make an adverse recommendation change if an intervening event has occurred and the ImmunityBio board (acting with the approval of the independent director) has determined in good faith, after consulting with its financial advisor and outside legal counsel, that failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable law; or

•

make an adverse recommendation change and/or terminate the merger agreement to accept an ImmunityBio superior proposal, if ImmunityBio receives an ImmunityBio acquisition proposal and the ImmunityBio board (acting with the approval of the independent director) has determined in good faith, after consulting with its financial advisor and outside legal counsel, that such ImmunityBio acquisition proposal constitutes an ImmunityBio superior proposal and that failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable law;

provided that the ImmunityBio board may not take any such action unless (i) prior to making such adverse recommendation change and/or terminating the merger agreement, as applicable, ImmunityBio provides prior written notice to the NantKwest special committee at least four business days in advance (the “notice period”) of its intention to take such action and the basis thereof, which notice shall include, in the case of an ImmunityBio superior proposal, a written copy of the ImmunityBio superior proposal (and copies of the then latest draft agreements reflecting the terms of such proposal) and, in the case of an intervening event, a reasonably detailed description of such intervening event, (ii) during the notice period, ImmunityBio shall, and shall cause its employees, financial advisor and outside legal counsel to, be reasonably available to negotiate with NantKwest in good faith should NantKwest propose to make amendments or other revisions to the terms and conditions of the merger agreement such that, in the case of an ImmunityBio superior proposal, such ImmunityBio acquisition proposal no longer constitutes an ImmunityBio superior proposal or, in the case of an intervening event, the failure to take such action would no longer be inconsistent with the directors’ fiduciary duties under applicable law as determined in the good faith judgment of the ImmunityBio board (acting with the approval of the independent director), after consulting with its financial advisor and outside legal counsel, and (C) the

ImmunityBio board (acting with the approval of the independent director) has taken into account any amendments or other revisions to the terms and conditions of the merger agreement agreed to by NantKwest in writing prior to the end of the notice period and has determined in good faith, after consulting with its financial advisor and outside legal counsel, that a failure to make such adverse recommendation change and/or terminate the merger agreement would still be inconsistent with the directors’ fiduciary duties under applicable law; it being understood that any amendments or other revisions to any ImmunityBio acquisition proposal will be deemed to be a new ImmunityBio acquisition proposal, including for purposes of the notice period; provided, however, that subsequent to the initial notice period, the notice period shall be reduced to two business days.

Notwithstanding anything to the contrary set forth in the merger agreement, the NantKwest board (acting upon the recommendation of the NantKwest special committee) or the NantKwest special committee may, prior to but not after the time the NantKwest stockholder approval and the NantKwest majority of the minority stockholder approval are obtained:

•

make an adverse recommendation change if a NantKwest intervening event has occurred and the NantKwest board (acting upon the recommendation of the NantKwest special committee) or the NantKwest special committee has determined in good faith, after consulting with its financial advisor and outside legal counsel, that failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable law; or

•

make an adverse recommendation change and/or terminate the merger agreement to accept a NantKwest superior proposal, if NantKwest receives a NantKwest acquisition proposal and the NantKwest board (acting upon the recommendation of the NantKwest special committee) or the NantKwest special committee has determined in good faith, after consulting with its financial advisor and outside legal counsel, that such NantKwest acquisition proposal constitutes a NantKwest superior proposal and that failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable law;

provided that neither the NantKwest board nor the NantKwest special committee may take any such action (and the NantKwest special committee may not recommend to the NantKwest board to take such action) unless (i) prior to making such adverse recommendation change and/or terminating the merger agreement, as applicable, NantKwest provides prior written notice to ImmunityBio at least four business days in advance (the “NantKwest notice period”) of its intention to take such action and the basis thereof, which notice shall include, in the case of a NantKwest superior proposal, a written copy of the NantKwest superior proposal (and copies of the then latest drafts agreements reflecting the terms of the such proposal) and, in the case of a NantKwest intervening event, a reasonably detailed description of such NantKwest intervening event, (ii) during the NantKwest notice period, NantKwest shall, and shall cause its employees, financial advisor and outside legal counsel to, be reasonably available to negotiate with ImmunityBio in good faith should ImmunityBio propose to make amendments or other revisions to the terms and conditions of the merger agreement such that, in the case of a NantKwest superior proposal, such NantKwest acquisition proposal no longer constitutes a NantKwest superior proposal or, in the case of a NantKwest intervening event, the failure to take such action would no longer be inconsistent with the directors’ fiduciary duties under applicable law as determined in the good faith judgment of the NantKwest board (acting upon the recommendation of the NantKwest special committee) or the NantKwest special committee, after consulting with its financial advisor and outside legal counsel, and (iii) the NantKwest board (acting upon the recommendation of the NantKwest special committee) or the NantKwest special committee, as the case may be, has taken into account any amendments or other revisions to the terms and conditions of the merger agreement agreed to by ImmunityBio in writing prior to the end of the NantKwest notice period and has determined in good faith, after consulting with its financial advisor and outside legal counsel, that a failure to make such adverse recommendation change and/or terminate the merger agreement, as applicable, would still be inconsistent with the directors’ fiduciary duties under applicable law; it being understood that any amendments or other revisions to any NantKwest acquisition proposal will be deemed to be a new NantKwest acquisition proposal, including for purposes of the NantKwest notice period; provided, however, subsequent to the initial NantKwest notice period, the NantKwest notice period shall be reduced to two business days.

Nothing contained in the non-solicitation provisions of the merger agreement shall prohibit the ImmunityBio board or NantKwest board (acting upon the recommendation of the NantKwest special committee) or the NantKwest special committee from (i) taking and disclosing a position contemplated by Rule 14d-9 or Item 1012(a) of Regulation M-A (solely with respect to NantKwest) or Rule 14e-2(a)(2) or (3) promulgated under the Exchange Act, (ii) solely with respect to NantKwest, making any “stop-look-and-listen” or similar communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or (iii) making any disclosure to its stockholders that is required by applicable law; provided however, that (A) any disclosure permitted under clause (i) shall be deemed an adverse recommendation change under the merger agreement unless such party’s board of directors expressly publicly reaffirms its recommendation in connection with such disclosure and (ii) the foregoing shall not permit the NantKwest board (acting upon the recommendation of the NantKwest special committee) or the NantKwest special committee or the ImmunityBio board, as applicable, to make an adverse recommendation change, except under the circumstances described above.

For purposes of the merger agreement:

“ImmunityBio acquisition proposal” means any proposal, indication of interest or offer from any person or group (as defined in or under Section 13 of the Exchange Act), other than ImmunityBio, NantKwest, or any of their respective affiliates, with respect to any (i) merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination, purchase or similar transaction involving ImmunityBio which if consummated would result in any person or group (as defined in or under Section 13 of the Exchange Act) (other than ImmunityBio, NantKwest, Merger Sub or their respective affiliates) becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of 20% or more of the total voting power or of any class of equity securities of ImmunityBio or (ii) direct or indirect acquisition, in one or a series of related transactions, of 20% or more of the total voting power or of any class of equity securities of ImmunityBio, or 20% or more of the assets of ImmunityBio (on a consolidated basis), in each case, other than the transactions contemplated by the merger agreement.

“ImmunityBio recommendation” means the recommendation of the ImmunityBio board, acting with the separate approval of the independent director, that ImmunityBio stockholders act by written consent to adopt the merger agreement.

“ImmunityBio superior proposal” means an unsolicited bona fide written ImmunityBio acquisition proposal that would result in any person (other than ImmunityBio, NantKwest, Merger Sub or any affiliate thereof) becoming the beneficial owner, directly or indirectly, of 50% or more of the assets (on a consolidated basis) or 50% or more of the total voting power of the equity securities of ImmunityBio (or of the surviving entity in a merger involving ImmunityBio or the resulting direct or indirect parent of ImmunityBio or such surviving entity) that the ImmunityBio board (with the approval of the independent director) has determined in its good faith judgment, after consultation with its outside financial advisor(s) and outside legal counsel (i) would result in a transaction that, if consummated, would be more favorable to the stockholders of ImmunityBio from a financial point of view than the merger (after taking into account any amendments or other revisions to the terms and conditions of the merger agreement agreed to by NantKwest (acting upon the recommendation of the NantKwest special committee) or the NantKwest special committee in writing pursuant to the merger agreement and the time likely to be required to consummate such ImmunityBio acquisition proposal) and (ii) is reasonably capable of being consummated on the terms so proposed.

“independent director” means the independent and disinterested director of ImmunityBio.

“intervening event” means a material event, fact, development or occurrence with respect to (i) ImmunityBio and its subsidiaries or business of ImmunityBio and its subsidiaries or (ii) NantKwest and its subsidiaries or the business of NantKwest and its subsidiaries, in each case that is neither known nor reasonably foreseeable (with respect to substance or timing) by the ImmunityBio board as of the date of the merger agreement (or, if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by the ImmunityBio board as of the date of the merger agreement) and becomes known by the ImmunityBio board prior to the date the requisite ImmunityBio stockholder approvals are obtained; provided that (A) any event, fact, development or occurrence that involves or relates to an ImmunityBio acquisition proposal or an ImmunityBio superior proposal or any inquiry or communications or matters relating thereto shall be deemed not to constitute an intervening event and (B) any event, fact, development or occurrence that relates to the business, results of operations or financial condition of NantKwest and its subsidiaries, taken as a whole, shall be deemed not to constitute an intervening event, unless any such events, facts, developments or occurrences, individually or in the aggregate, would constitute a NantKwest material adverse effect.

“NantKwest acquisition proposal” means any proposal, indication of interest or offer from any person or group (as defined in or under Section 13 of the Exchange Act), other than ImmunityBio, or any of its affiliates, with respect to any (i) merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination, purchase or similar transaction involving NantKwest or any of its subsidiaries which if consummated would result in any person or group (as defined in or under Section 13 of the Exchange Act) (other than ImmunityBio or any of its affiliates) becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of 20% or more of the total voting power or of any class of equity securities of NantKwest or (ii) direct or indirect acquisition, in one or a series of related transactions, of 20% or more of the total voting power or of any class of equity securities of NantKwest, or 20% or more of the assets of NantKwest and its subsidiaries (on a consolidated basis), in each case, other than the transactions contemplated by the merger agreement.

“NantKwest intervening event” means a material event, fact, development or occurrence with respect to (i) NantKwest and its subsidiaries or the business of NantKwest and its subsidiaries or (ii) ImmunityBio and its subsidiaries or the business of ImmunityBio and its subsidiaries, in each case that is neither known nor reasonably foreseeable (with respect to substance or timing) by the NantKwest special committee as of the date of the merger agreement (or, if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by the NantKwest special committee as of the date of the merger agreement) and becomes known by the NantKwest special committee prior to the date the NantKwest majority of minority stockholder approval is obtained; provided that (A) any event, fact, development or occurrence that involves or relates to a NantKwest acquisition proposal or a NantKwest superior proposal or any inquiry or communications or matters relating thereto shall be deemed not to constitute a NantKwest intervening event, and (B) any event, fact, development or occurrence that relates to the business, results of operations or financial condition of ImmunityBio or any of its subsidiaries shall not be deemed to constitute a NantKwest intervening event, unless any such events, facts, developments or occurrences, individually or in the aggregate, would constitute an ImmunityBio material adverse effect.

“NantKwest majority of the minority stockholder approval” means the approval of the merger by holders of a majority of the outstanding shares of NantKwest common stock as of the NantKwest record date (excluding all shares of NantKwest common stock beneficially owned by any of the NantKwest significant stockholders or any of their respective controlled affiliates or by any of the directors or executive officers of NantKwest or ImmunityBio).

“NantKwest recommendation” means the recommendation of the NantKwest board, acting upon the unanimous recommendation of the NantKwest special committee, that (i) NantKwest stockholders vote to approve the stock issuance and (ii) NantKwest stockholders (other than the NantKwest significant stockholders and any of their respective affiliates and the directors and executive officers of NantKwest or ImmunityBio) vote to approve the merger agreement and the transactions contemplated thereby, including the merger.

“NantKwest stockholder approval” means the approval of the stock issuance by the affirmative vote of a majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the NantKwest special meeting.

“NantKwest superior proposal” means an unsolicited bona fide written NantKwest acquisition proposal that would result in any person (other than ImmunityBio or its stockholders) becoming the beneficial owner, directly or indirectly, of 50% or more of the assets (on a consolidated basis) or 50% or more of the total voting power of the equity securities of NantKwest (or of the surviving entity in a merger involving NantKwest or the resulting direct or indirect parent of NantKwest or such surviving entity) that the NantKwest board (acting upon the recommendation of the NantKwest special committee) or the NantKwest special committee has determined in its good faith judgment, after consultation with its outside financial advisor(s) and outside legal counsel (i) would result in a transaction that, if consummated, would be more favorable to the stockholders of NantKwest from a financial point of view than the merger (after taking into account any amendments or other revisions to the terms and conditions of the merger agreement agreed to by the ImmunityBio board (with the approval of the independent director) in writing and the time likely to be required to consummate such NantKwest acquisition proposal) and (ii) is reasonably capable of being consummated on the terms so proposed.

Efforts to Hold the NantKwest Special Meeting and Solicit Written Consents of ImmunityBio Stockholders

NantKwest Special Meeting

Promptly after the date of the merger agreement and in consultation with ImmunityBio, NantKwest has agreed to set preliminary record dates for the NantKwest special meeting and commence broker searches pursuant to Section 14a-13 of the Exchange Act in connection therewith. As promptly as practicable (and in any event within 30 business days) after the registration statement for the shares of NantKwest common stock to be issued in the merger (of which this joint proxy and consent solicitation statement/prospectus forms a part) is declared effective, NantKwest, acting through the NantKwest board (or the NantKwest special committee) has agreed to take all action necessary, including under the DGCL, to duly call, give notice of, convene and hold a meeting of its stockholders, at which, NantKwest will seek the vote of its stockholders required to approve the merger (i.e., the merger proposal) and the stock issuance in connection with the merger (i.e., the stock issuance proposal).

Solicitation of Consents from ImmunityBio Stockholders

As promptly as practicable after the registration statement for the shares of NantKwest common stock to be issued in the merger (of which this joint proxy and consent solicitation statement/prospectus forms a part) is declared effective, ImmunityBio has agreed to solicit approval by written consent from a sufficient number of holders of shares of ImmunityBio common stock for purposes of obtaining the ImmunityBio stockholder approval. ImmunityBio shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things necessary, proper or advisable on its part to cause the ImmunityBio stockholder approval to be obtained. Notwithstanding anything to the contrary contained in the merger agreement, if subsequent to the date of the merger agreement an adverse recommendation change shall have occurred, ImmunityBio shall nevertheless submit the merger agreement to the holders of shares of ImmunityBio common stock for approval by written consent unless and until the merger agreement is terminated in accordance with its terms.

Efforts to Close the Merger

Subject to the terms and conditions set forth in the merger agreement, each of the parties to the merger agreement agrees to cooperate with each other and use (and shall cause their respective subsidiaries, if any, to use) reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under the merger agreement and applicable laws to consummate and make effective the merger and the other transactions contemplated by the merger agreement as soon as practicable, including, subject to the terms of the merger agreement, preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any governmental entity in order to consummate the merger and the other transactions contemplated by the merger agreement, including the ImmunityBio stockholder approval, the NantKwest stockholder approval and the NantKwest majority of the minority stockholder approval.

NASDAQ Listing of Combined Company Stock

The merger agreement obligates NantKwest to use its reasonable best efforts to cause (i) the shares of NantKwest common stock to be issued in the merger, (ii) the shares of NantKwest common stock issuable upon exercise or settlement of the ImmunityBio equity awards or ImmunityBio warrant after the effective time and (iii) the shares of NantKwest common stock potentially issuable after the effective time pursuant to the contingent value rights under certain agreements ImmunityBio is party to, to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the closing date. Under the merger agreement, NantKwest shall use its reasonable best efforts to cause the ticker to be used for trading of shares of common stock of the combined company after the merger to be “IBRX” or such other ticker as shall be agreed to by ImmunityBio. Approval for listing on the NASDAQ of the shares of NantKwest common stock issuable to ImmunityBio stockholders in the merger, subject to official notice of issuance, is a condition to the obligations of NantKwest and ImmunityBio to complete the merger.

Indemnification and Insurance

From and after the effective time until the sixth anniversary thereof, the surviving corporation shall, and NantKwest shall cause the surviving corporation to, indemnify and hold harmless the indemnified parties, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any proceeding to the extent arising out of or related to such indemnified party’s service as a director or officer of ImmunityBio at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, to the fullest extent that ImmunityBio would have been permitted under the DGCL and the ImmunityBio certificate of incorporation or the ImmunityBio bylaws in effect on the date of the merger agreement to indemnify such person (and NantKwest and the surviving corporation shall also advance expenses as incurred to the fullest extent permitted under applicable law and the ImmunityBio certificate of incorporation or bylaws in effect on the date of the merger agreement; provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification). Without limiting the foregoing, from and after the effective time until the sixth anniversary thereof, the surviving corporation shall, and NantKwest shall cause the surviving corporation to, cause, to the fullest extent permitted under applicable law, the certificate of incorporation and bylaws of the surviving corporation to contain provisions no less favorable to the indemnified parties with respect to the limitations of liabilities of directors and executive officers, advancement of expenses and indemnification than are set forth in the ImmunityBio certificate of incorporation and the ImmunityBio bylaws as in effect as of the date of the merger agreement.

ImmunityBio may (and if requested by NantKwest prior to the closing of the merger, ImmunityBio shall), obtain and fully pay for (or NantKwest may cause the surviving corporation to obtain and fully pay for) “tail” insurance policies with a claims period of at least six years from and after the effective time from insurance carriers with credit ratings the same as or better than ImmunityBio’s current insurance carriers with respect to D&O insurance with respect to matters existing or occurring at or prior to the effective time with benefits and levels of coverage at least as favorable as ImmunityBio’s existing policies (including in connection with the merger agreement or the transactions or actions contemplated hereby) with respect to those indemnified parties who are currently (and any additional indemnified parties who prior to the effective time become) covered by ImmunityBio’s D&O insurance; provided, however, that such “tail” insurance shall not have a one-time premium in excess of 300% of the amount per annum ImmunityBio paid for the current D&O insurance policies; and provided further that if the aggregate premiums of such insurance coverage exceed such amount, the parties shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the effective time, for a cost not exceeding such amount.

Other Covenants

The merger agreement contains certain other covenants, including, among other things, covenants relating to:

•	cooperation between NantKwest and ImmunityBio in the preparation of this joint proxy and consent solicitation statement/prospectus;

•	access by each party to certain information about the other party during the period prior to the earlier of the effective time or termination of the merger agreement, as applicable;

•	cooperation between NantKwest and ImmunityBio in the defense or settlement of any stockholder litigation relating to the merger;

•	certain tax matters with respect to the transactions contemplated by the merger agreement;

•	payment of all costs and expenses incurred in connection with the merger agreement by the party incurring such expense;

•

indemnification of each present and former director and officer of ImmunityBio and maintenance of insurance policies by ImmunityBio with respect to directors’ and officers’ liability insurance and fiduciary liability insurance;

•	a written consent adopting the merger agreement by NantKwest in its capacity as sole stockholder of Merger Sub;

•

termination by ImmunityBio of any stockholders agreements, voting agreements, registration rights agreements, co-sale, agreements, and any other similar contracts between ImmunityBio and its stockholders;

•	cooperation between NantKwest and ImmunityBio in connection with public announcements; and

•	requirements of Section 16(a) of the Exchange Act.

Conditions to Completion of the Merger

Mutual Conditions to Completion.

The obligations of the parties to consummate the merger are subject to the satisfaction or waiver (other than the first three bullets below, which are not permitted to be waived) at or prior to the closing of the merger of each of the following mutual conditions:

•	the ImmunityBio stockholder approval shall have been obtained in accordance with applicable law and the certificate of incorporation and bylaws of ImmunityBio;

•	the NantKwest stockholder approval shall have been obtained in accordance with the rules and regulations of the NASDAQ, applicable law and the certificate of incorporation and bylaws of NantKwest;

•	the NantKwest majority of the minority stockholder approval shall have been obtained in accordance with applicable law and the certificate of incorporation and bylaws of NantKwest;

•	absence of any applicable law or order being in effect restraining, enjoining, making illegal or otherwise prohibiting consummation of the merger or the stock issuance;

•

effectiveness of the registration statement for the shares of NantKwest common stock to be issued in the merger (of which this joint proxy and consent solicitation statement/prospectus forms a part) and the absence of any stop order or similar restraining order by the SEC suspending that effectiveness; and

•	approval for listing on the NASDAQ of the shares of NantKwest common stock to be issued in the merger, subject to official notice of issuance.

Additional Conditions for the Benefit of NantKwest and Merger Sub.

The obligations of NantKwest and Merger Sub to effect the merger are also subject to the satisfaction, or waiver by NantKwest by action of the NantKwest special committee or the NantKwest board (acting upon the recommendation of the NantKwest special committee), at or prior to the closing date of the following additional conditions:

•

the accuracy of the representations and warranties of ImmunityBio set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date (except to the extent that any such representation and warranty speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time);

•	performance in all material respects by ImmunityBio of the obligations required to be performed by it under the merger agreement at or prior to the closing date; and;

•	receipt of a certificate from an executive officer of ImmunityBio confirming the satisfaction of the conditions described in the preceding two bullets.

Additional Conditions for the Benefit of ImmunityBio.

The obligation of ImmunityBio to effect the merger is also subject to the satisfaction, or waiver by ImmunityBio by action of the ImmunityBio board (acting with the approval of the independent director), at or prior to the closing date of the following additional conditions:

•

the accuracy of the representations and warranties of NantKwest and Merger Sub set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date (except to the extent that any such representation and warranty speaks as of a particular date or period of time, in which case such representation and warranty will be true and correct in all respects as of such particular date or period of time);

•	performance in all material respects by each of NantKwest and Merger Sub of the covenants and agreements required to be performed by them under the merger agreement at or prior to the closing date;

•	receipt of a certificate from an executive officer of NantKwest confirming the satisfaction of the conditions described in the preceding two bullets; and

•

receipt of an opinion from Fried Frank, counsel to ImmunityBio, or if Fried Frank is unable to issue such an opinion, another nationally recognized law firm proposed by NantKwest that is reasonably acceptable to ImmunityBio, dated as of the closing date, to the effect that for U.S. federal income tax purposes the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

The parties cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy and consent solicitation statement/prospectus, the parties have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

NantKwest and ImmunityBio may mutually agree in writing to terminate the merger agreement at any time prior to the effective time, whether before or after the ImmunityBio stockholder approval or the NantKwest stockholder approval or NantKwest majority of the minority approval has been obtained.

In addition, either NantKwest or ImmunityBio may terminate the merger agreement if:

•

the closing of the merger has not occurred by the outside date; provided that such right to terminate the merger agreement will not be available to any party whose breach of its representations and warranties set forth in the merger agreement or whose failure to fulfill any of such party’s obligations under the merger agreement was a principal cause of or primarily resulted in the failure of the merger to be consummated by the outside date;

•

approval of the stock issuance proposal or the merger proposal shall not have been obtained at the NantKwest special meeting duly convened for such purpose or at any adjournment, recess or postponement thereof; or

•

any order permanently restraining, enjoining or otherwise prohibiting consummation of the merger shall have become final and non-appealable or any law shall have been enacted, entered, enforced or deemed applicable to the merger that prohibits, makes illegal or enjoins the consummation of the merger; provided that such right to terminate the merger agreement will not be available to any party whose failure to fulfill such party’s obligation to use its reasonable best efforts to pursuant to the merger agreement was the principal cause of such judgment, order, injunction, rule, law, decree or other action.

In addition, the merger agreement may be terminated at any time before the effective time in any of the following ways:

•	by ImmunityBio (acting with the approval of the independent director) if:

•	NantKwest makes an adverse recommendation change;

•

there has been a breach of any representation, warranty, covenant or agreement made by NantKwest or Merger Sub in the merger agreement, any such representation or warranty shall have become untrue after the date of the merger agreement or NantKwest or Merger Sub shall have failed to perform in all material respects all obligations required to be performed by it under the merger agreement and, in each case, is not cured within the earlier of (i) 30 days after written notice thereof is given by ImmunityBio to NantKwest and (ii) one business day before the outside date; provided, however, that ImmunityBio shall not have the right to terminate the merger agreement pursuant to this bullet if ImmunityBio is then in breach of the merger agreement such that ImmunityBio has breached any representation, warranty, covenant or agreement made by ImmunityBio in the merger agreement, any such representation or warranty shall have become untrue after the date of the merger agreement or ImmunityBio shall have failed to perform in all material respects all obligations required to be performed by it under the merger agreement; or

•

at any time prior to the time the ImmunityBio stockholder approval is obtained, in order to enter into an alternative acquisition agreement providing for an ImmunityBio superior proposal; provided, that the right to terminate the merger agreement under this bullet shall not be available unless substantially concurrently with or prior to (and as a condition to) such termination, (i) ImmunityBio pays to NantKwest the applicable termination fee and (ii) ImmunityBio duly executes and delivers a definitive agreement with respect to such ImmunityBio superior proposal to the counterparty thereto.

•	by NantKwest by action of the NantKwest board (acting upon the recommendation of the NantKwest special committee) or the NantKwest special committee if:

•	ImmunityBio makes an adverse recommendation change;

•

there has been a breach of any representation, warranty, covenant or agreement made by ImmunityBio in the merger agreement, any such representation or warranty shall have become untrue after the date of the merger agreement or ImmunityBio shall have failed to perform in all material respects all obligations required to be performed by it under the merger agreement and, in each case, is not cured within the earlier of (i) 30 days after written notice thereof is given by NantKwest to ImmunityBio and (ii) one business day before the outside date; provided, however, that NantKwest shall not have the right to terminate the merger agreement pursuant to this bullet if

NantKwest is then in breach of the merger agreement such that NantKwest has breached any representation, warranty, covenant or agreement made by NantKwest in the merger agreement, any such representation or warranty shall have become untrue after the date of the merger agreement or NantKwest shall have failed to perform in all material respects all obligations required to be performed by it under the merger agreement;

•

at any time prior to the time the NantKwest stockholder approval and the NantKwest majority of the minority stockholder approval shall have been obtained, in order to enter into an alternative acquisition agreement providing for a NantKwest superior proposal; provided, that the right to terminate the merger agreement under this bullet shall not be available unless substantially concurrently with or prior to (and as a condition to) such termination, (i) NantKwest pays to ImmunityBio the applicable termination fee and (ii) NantKwest duly executes and delivers a definitive agreement with respect to such NantKwest superior proposal to the counterparty thereto; or

•

the ImmunityBio stockholder approval shall not have been obtained within two business days after the registration statement for the shares of NantKwest common stock to be issued in the merger (of which this joint proxy and consent solicitation statement/prospectus forms a part) shall have been declared effective.

Effect of Termination; Termination Fees

Except for payment of any applicable termination fee by NantKwest or ImmunityBio (as described below) or as otherwise provided by the merger agreement, in the event of termination of the merger agreement and the abandonment of the merger pursuant to the merger agreement, the merger agreement shall become void and of no effect with no liability to any person on the part of any party to the merger agreement (or of any of its representatives or affiliates); provided, however, and notwithstanding anything in the merger agreement to the contrary, that (i) no such termination shall relieve any party of any liability or damages to the other party resulting from fraud or any willful and material breach of the merger agreement and (ii) the provisions set forth in certain sections of the merger agreement and the confidentiality agreement shall survive the termination of the merger agreement.

In the event that:

•	(i) the merger agreement is terminated by ImmunityBio to enter into an alternative acquisition agreement in respect of an ImmunityBio superior proposal;

•	(ii) the merger agreement is terminated by NantKwest due to an adverse recommendation change by the ImmunityBio board; or

•

(iii) (A) the merger agreement is terminated by NantKwest because the ImmunityBio stockholder approval was not obtained two business days after the Form S-4 (of which this joint proxy and consent solicitation statement/prospectus forms a part) was declared effective and (B) (I) a bona fide ImmunityBio acquisition proposal shall have been (1) made known to ImmunityBio or publicly made or disclosed and (2) not withdrawn (which withdrawal shall be public if such ImmunityBio acquisition proposal has been publicly made or disclosed) prior to the time of termination of the merger agreement and (II) concurrently with or within twelve months of such termination, ImmunityBio shall have consummated an ImmunityBio acquisition proposal or entered into an alternative acquisition agreement relating to an ImmunityBio acquisition proposal that is subsequently consummated (whether or not, in each case, such ImmunityBio acquisition proposal is the same one as the ImmunityBio acquisition proposal referred to in clause (B)(I)); provided that, references to “20%” in the definition of “ImmunityBio acquisition proposal” shall be deemed to be references to “50%;”

then ImmunityBio shall pay to NantKwest (or its designee(s)), by wire transfer of same-day funds, a termination fee of $87,610,000 (the “ImmunityBio termination fee”), (x) in the case of clause (i) above, substantially concurrently with the termination of the merger agreement; (y) in the case of clause (ii) above, no later than two business days after the date of termination of the merger agreement; and (z) in the case of clause (iii) above, immediately prior to or substantially concurrent with the last to occur of the events set forth in clause (iii). In no event shall ImmunityBio be required to pay the ImmunityBio termination fee on more than one occasion.

In the event that:

•	(i) the merger agreement is terminated by NantKwest in order to enter into an alternative acquisition agreement providing for a NantKwest superior proposal;

•	(ii) the merger agreement is terminated by ImmunityBio due to an adverse recommendation change by the NantKwest board or the NantKwest special committee; or

•

(iii) (A) the merger agreement is terminated by either ImmunityBio or NantKwest because (I) the NantKwest majority of the minority stockholder approval has not been obtained and (B) (I) a bona fide NantKwest acquisition proposal shall have been (1) made known to NantKwest special committee or publicly made or disclosed and (2) not withdrawn (which withdrawal shall be public if such NantKwest acquisition proposal has been publicly made or disclosed) prior to the date of the NantKwest special meeting and (II) concurrently with or within twelve months of such termination, NantKwest shall have consummated a NantKwest acquisition proposal or entered into a definitive alternative acquisition agreement relating to a NantKwest acquisition proposal that is subsequently consummated (whether or not, in each case, such NantKwest acquisition proposal is the same one as the NantKwest acquisition proposal referred to in clause (B)(I)); provided that, references to “20%” in the definition of “NantKwest acquisition proposal” shall be deemed to be references to “50%;”

then NantKwest shall pay to ImmunityBio (or its designee(s)), by wire transfer of same-day funds, a termination fee of $34,070,000 (the “NantKwest termination fee”) (x) in the case of clause (i) above, substantially concurrently with the termination of the merger agreement; (y) in the case of clause (ii) above, no later than two business days after the date of termination of the merger agreement; and (z) in the case of clause (iii) above, immediately prior to or substantially concurrent with the last to occur of the events set forth in clause (iii). In no event shall NantKwest be required to pay the NantKwest termination fee on more than one occasion.

Amendments and Waivers

At any time prior to the effective time, any provision of the merger agreement may be amended by written agreement of the parties, executed and delivered by duly authorized officers of the respective parties, except that after the ImmunityBio stockholder approval or the NantKwest stockholder approval and NantKwest majority of the minority stockholder approval, as applicable, have been obtained there shall be no amendment that would require the further approval of the stockholders of ImmunityBio or the stockholders of NantKwest, as applicable, under applicable law, or in the case of NantKwest, the rules of any relevant stock exchange, without such approval having first been obtained.

The conditions to each of the parties’ obligations to consummate the merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable laws (except with respect to the conditions set forth in the first three bullets under “—Conditions to Completion of the Merger” above, which are not waivable).

Specific Performance

The parties to the merger agreement are entitled to an injunction, specific performance and other equitable relief to prevent breaches of the merger agreement and to specifically enforce the terms and provisions of the merger agreement.

Role of NantKwest Special Committee

Notwithstanding anything to the contrary set forth in the merger agreement, until the effective time of the merger, (i) NantKwest may take the following actions only with the prior approval of the NantKwest special committee: (a) amending, restating, modifying or otherwise changing any provision of the merger agreement; (b) waiving any right under the merger agreement or extending the time for the performance of any obligation of NantKwest thereunder; (c) terminating the merger agreement; (d) taking any action under the merger agreement that expressly requires the approval of the NantKwest special committee; (e) making any decision or determination, or taking any action under or with respect to the merger agreement or the transactions contemplated thereby that would reasonably be expected to be, or is required to be, approved, authorized, ratified or adopted by the NantKwest board; (f) granting any approval or consent for, or agreement to, any item for which the approval, consent or agreement of NantKwest is required under the merger agreement; and (g) agreeing to do any of the foregoing and (ii) no decision or determination shall be made, or action taken, by NantKwest or the NantKwest board (including effecting a NantKwest change in recommendation) under or with respect to the merger agreement or the transactions contemplated thereby without first obtaining the approval of the NantKwest special committee.

Description of the Voting Agreements

This section of this joint proxy and consent solicitation statement/prospectus describes certain material terms of the voting agreements entered into by significant stockholders of each of NantKwest and ImmunityBio. The following summary is qualified in its entirety by reference to the complete text of the voting agreements, which are incorporated by reference into this joint proxy and consent solicitation statement/prospectus. We urge you to read the voting agreements in their entirety.

The NantKwest Voting Agreement

Concurrently with the execution of the merger agreement on December 21, 2020, the NantKwest significant stockholders entered into the NantKwest voting agreement. As of the date of the NantKwest voting agreement, the NantKwest significant stockholders owned (in the aggregate) and were entitled to vote approximately 64.4% of the outstanding shares of NantKwest common stock as of the NantKwest record date.

Pursuant to the NantKwest voting agreement, each NantKwest significant stockholder agreed during the term of the NantKwest voting agreement to, among other things, upon the terms and subject to the conditions therein, vote or cause to be voted all of their respective (directly or indirectly held or otherwise beneficially owned) shares of NantKwest common stock:

•	in favor of the stock issuance proposal and any other actions that are necessary or desirable to consummate the transactions contemplated by the merger agreement;

•

against any action, proposal, agreement, transaction or proposed transaction that would reasonably be expected to result in a breach in any material respect of any obligation of (i) NantKwest, as set forth in the merger agreement, or (ii) such NantKwest significant stockholders, as set forth in the NantKwest voting agreement; and

•

against any other action, proposal, agreement or transaction or proposed transaction, in each case, that would reasonably be expected to, prevent or materially delay the merger, the stock issuance or any of the other transactions contemplated by the merger agreement.

The NantKwest voting agreement will have no impact on the requirement to obtain approval of the merger by holders of a majority of the outstanding shares of NantKwest common stock as of the NantKwest record date (excluding all shares of NantKwest common stock beneficially owned by any of the NantKwest significant stockholders or any of their respective controlled affiliates or by any of the directors or executive officers of NantKwest or ImmunityBio).

The ImmunityBio Voting Agreement

Concurrently with the execution of the merger agreement on December 21, 2020, the ImmunityBio significant stockholders entered into the ImmunityBio voting agreement. As of the date of the ImmunityBio voting agreement, the ImmunityBio significant stockholders owned (in the aggregate) and were entitled to vote approximately 88.9% of the outstanding shares of ImmunityBio common stock.

Pursuant to the ImmunityBio voting agreement, each ImmunityBio significant stockholder agreed during the term of the ImmunityBio voting agreement to, among other things, upon the terms and subject to the conditions therein:

•

deliver to ImmunityBio a written consent in respect of all shares of ImmunityBio common stock over which such ImmunityBio significant stockholder has the right to vote (or direct the voting of) in favor of the adoption of the merger agreement and any other actions that are necessary or desirable to consummate the transactions contemplated by the merger agreement, not later than two business days after the registration statement for the shares of NantKwest common stock to be issued in the merger (of which this joint proxy and consent solicitation statement/prospectus forms a part) is declared effective by the SEC; and

•	vote or cause to be voted all of their respective (directly or indirectly held or otherwise beneficially owned) shares of ImmunityBio common stock against:

•

any action, proposal, agreement, transaction or proposed transaction that would reasonably be expected to result in a breach in any material respect of any obligation of (i) ImmunityBio, as set forth in the merger agreement, or (ii) such ImmunityBio significant stockholders, as set forth in the ImmunityBio voting agreement; and

•

any other action, proposal, agreement or transaction or proposed transaction, in each case, that would reasonably be expected to prevent or materially delay the merger or any of the other transactions contemplated by the merger agreement.

Additionally, pursuant to the ImmunityBio voting agreement, NantKwest agreed and acknowledged that all shares of NantKwest common stock issued to the ImmunityBio significant stockholders pursuant to the merger (and any common stock issued or issuable with respect to such shares of NantKwest common stock) shall constitute “Registrable Securities” and “Piggyback Registrable Securities” for purposes of, and be subject to the registration rights under, the Registration Rights Agreement, dated as of December 23, 2014, by and among NantKwest and Cambridge Equities, LP (the “registration rights agreement”). Moreover, NantKwest agreed to increase the number of demand registration rights to which Cambridge Equities, LP is entitled to under the registration rights agreement from one to seven after the merger.

The voting agreements also prohibit each NantKwest significant stockholder and ImmunityBio significant stockholder from transferring the shares of NantKwest common stock or ImmunityBio common stock that are subject to the applicable voting agreement, except under certain circumstances described in the voting agreements.

The voting agreements automatically terminate without any further action required by any person upon the earliest to occur of (i) the termination of the merger agreement in accordance with its terms, (ii) the effective time, (iii) any amendment to the merger agreement that would materially affect the rights of any NantKwest significant stockholder or ImmunityBio significant stockholder, as applicable, with respect to the shares NantKwest common stock or ImmunityBio common stock that are subject to the applicable voting agreement without the prior written consent of such NantKwest or ImmunityBio significant stockholder, as applicable, and (iv) upon the mutual written agreement of each NantKwest significant stockholder or each ImmunityBio significant stockholder party to the voting agreement, as applicable, ImmunityBio and NantKwest.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the merger to U.S. Holders (as defined below) of ImmunityBio common stock that exchange their ImmunityBio common stock for NantKwest common stock in the merger. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this joint proxy and consent solicitation statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of this discussion. This discussion assumes that the merger will be completed in accordance with the merger agreement and as further described in this joint proxy and consent solicitation statement/prospectus. This discussion is not a complete description of all of the tax consequences of the merger and, in particular, does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

This discussion applies only to U.S. Holders of shares of ImmunityBio common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment) and does not apply to holders of ImmunityBio options, the ImmunityBio warrant or other rights to acquire ImmunityBio common stock (including pursuant to certain CVR agreements or milestone agreements). Further, this discussion does not purport to address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders of ImmunityBio common stock in light of their particular circumstances and does not apply to U.S. Holders of ImmunityBio common stock subject to special treatment under the U.S. federal income tax laws (such as, for example, banks and other financial institutions, tax-exempt organizations, partnerships, S corporations or other pass-through entities (or investors in partnerships, S corporations or other pass-through entities), regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, insurance companies, mutual funds, dealers or brokers in stocks and securities, commodities or currencies, traders in securities that elect to apply a mark-to-market method of accounting, holders subject to the alternative minimum tax, holders who acquired ImmunityBio common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation, holders who actually or constructively own more than 5% of the outstanding stock of ImmunityBio, persons that are not U.S. Holders, U.S. Holders whose functional currency is not the U.S. dollar, holders who hold ImmunityBio common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, U.S. Holders that exercise dissenters’ rights or United States expatriates.)

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of ImmunityBio common stock, that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust if  (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (iv) an estate, the income of which is subject to U.S. federal income tax regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ImmunityBio common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds ImmunityBio common stock and any partners in such partnership should consult their own tax advisors regarding the tax consequences of the merger to them.

ALL HOLDERS OF IMMUNITYBIO COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of ImmunityBio Common Stock

NantKwest and ImmunityBio intend that the merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to ImmunityBio’s obligation to complete the merger that ImmunityBio receive an opinion from Fried Frank or another nationally recognized law firm reasonably acceptable to ImmunityBio, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. This opinion will be based on customary assumptions, representations and warranties from NantKwest, ImmunityBio and Merger Sub, as well as certain covenants by NantKwest, ImmunityBio and Merger Sub. If any of these assumptions, representations or warranties is incorrect, incomplete or inaccurate, or if any of the covenants is violated, the validity of the opinions described above may be affected and the U.S. federal income tax consequences of the merger could differ from those described in this joint proxy and consent solicitation statement/prospectus.

An opinion of counsel represents counsel’s best legal judgment but is not binding on the Internal Revenue Service (the “IRS”) or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in the opinions or that a court would not sustain such a challenge. Neither NantKwest nor ImmunityBio intends to obtain a ruling from the IRS with respect to the tax consequences of the merger. If the IRS were to successfully challenge the “reorganization” status of the merger, the tax consequences would differ from those described in this joint proxy and consent solicitation statement/prospectus.

Accordingly, on the basis of the opinion described above:

•

a U.S. Holder of ImmunityBio common stock generally will not recognize any gain or loss upon the exchange of ImmunityBio common stock for NantKwest common stock in the merger, except with respect to cash received in lieu of a fractional share of NantKwest common stock, as discussed below;

•

a U.S. Holder of ImmunityBio common stock will have a tax basis in the NantKwest common stock received in the merger equal to the tax basis of the ImmunityBio common stock surrendered in exchange therefor (excluding any portion of such basis that is allocated to a fractional share of NantKwest common stock);

•

a U.S. Holder of ImmunityBio common stock will have a holding period for the NantKwest common stock received in the merger that includes its holding period for its ImmunityBio common stock surrendered in exchange therefor; and

•

if a U.S. Holder of ImmunityBio common stock acquired different blocks of ImmunityBio common stock at different times or at different prices, the NantKwest common stock received in the merger will be allocated pro rata to each block of ImmunityBio common stock, and the basis and holding period of such NantKwest common stock will be determined on a block-for-block basis depending on the basis and holding period of each block of ImmunityBio common stock exchanged for such NantKwest common stock.

Cash in Lieu of Fractional Shares

A U.S. Holder of ImmunityBio common stock that receives cash in lieu of a fractional share of NantKwest common stock pursuant to the merger generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder’s tax basis in the shares of ImmunityBio common stock surrendered that is allocated to such fractional share of NantKwest common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares of ImmunityBio common stock surrendered exceeded one year at the effective time of the merger.

Information Reporting and Backup Withholding

A U.S. Holder of ImmunityBio common stock may be subject to information reporting and backup withholding on cash paid in lieu of a fractional share in connection with the merger. A U.S. Holder of

ImmunityBio common stock will be subject to backup withholding if such U.S. Holder is not otherwise exempt and such U.S. Holder does not provide its taxpayer identification number in the manner required or otherwise fails to comply with applicable backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against a U.S. Holder’s federal income tax liability, if any, provided the required information is timely furnished to the IRS. U.S. Holders of ImmunityBio common stock should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements and notes thereto give effect to the merger of Nectarine Merger Sub, a wholly-owned subsidiary of NantKwest, with and into ImmunityBio, Inc. with ImmunityBio continuing as the wholly owned subsidiary of NantKwest, which will change its name to “ImmunityBio, Inc.” in connection with the merger. The merger is being accounted for as a transfer between entities under common control. Therefore, in the merger, the net assets of NantKwest will be combined with those of ImmunityBio at their historical carrying amounts and the companies will be presented on a combined basis for historical periods because they were under common control for all periods presented.

The unaudited pro forma condensed combined balance sheet as of September 30, 2020 assumes that the merger took place on that date and combines the historical balance sheets of ImmunityBio and NantKwest as of September 30, 2020. Since the entities have been under common control for all periods required to be presented, the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2020 and the years ended December 31, 2019 and 2018 assume that the merger took place as of January 1, 2018, and combine the historical results of ImmunityBio and NantKwest for the respective periods. The historical financial statements of ImmunityBio and NantKwest have been adjusted to give pro forma effect to events that are directly attributable to the merger and factually supportable. The adjustments provide relevant information necessary for an accurate understanding of the combined company upon consummation of the merger.

The unaudited pro forma condensed combined financial statements are based on the assumptions and adjustments that are described in the accompanying notes. The pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed, and have been made solely for the purpose of providing unaudited pro forma condensed combined financial statements. Differences between these preliminary estimates and the final merger accounting, expected to be completed after the closing of the merger, will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position. The actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma condensed combined financial statements as a result of the amount, if any, of capital raised between entering the merger agreement and closing of the merger; the amount of cash used by ImmunityBio and NantKwest’s operations between the signing of the merger agreement and the closing of the merger; the timing of closing of the merger; NantKwest’s stock price at the closing of the merger; and other changes in ImmunityBio and NantKwest’s assets and liabilities that occur prior to the completion of the merger.

The unaudited pro forma condensed combined financial statements do not give effect to the potential impact of current financial conditions, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had ImmunityBio and NantKwest been a combined company during the specified period.

The unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with the separate ImmunityBio and NantKwest historical financial statements, and their respective management’s discussion and analysis of financial condition and results of operations. ImmunityBio’s historical unaudited financial statements for the nine months ended September 30, 2020, and its historical audited financial statements for the years ended December 31, 2019, and December 31, 2018 are included elsewhere in this proxy and consent solicitation statement/prospectus. NantKwest’s historical unaudited condensed consolidated financial statements for the nine months ended September 30, 2020 are included in its Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2020, and its historical audited consolidated financial statements for the years ended December 31, 2019 and December 31, 2018 are included in its Annual Report on Form 10-K as filed with the SEC on March 25, 2020.

Unaudited Pro Forma Condensed Combined Balance Sheet

September 30, 2020

(in thousands)

	Historical
	ImmunityBio	NantKwest	Intercompany Eliminations (4)	Pro Forma Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$56,997	$27,688	$—	$—		$84,685
Prepaid expenses and other current assets (including amounts with related parties)	14,561	8,977	(138)	(100	)(5)	23,300
Due from related parties	2,320	—	(367)	100	(5)	2,053
Marketable securities	4,666	61,353	—	(785	)(5)	65,234

Total current assets	78,544	98,018	(505)	(785)		175,272
Marketable securities, noncurrent	—	769	—	785	(5)	1,554
Property, plant and equipment, net	22,228	55,864	(2,617)	—		75,475
Operating lease right-of-use assets, net (including amounts with related parties)	7,319	14,602	(3,672)	—		18,249
Equity investment	—	9,253	—	—		9,253
Indefinite-lived intangible asset	1,438	—	—	—		1,438
Convertible note receivable	6,066	—	—	—		6,066
Other assets (including amounts with related parties)	1,270	2,029	—	—		3,299

Total assets	$116,865	$180,535	$(6,794)	$—		$290,606

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$10,120	$6,160	$—	$—		$16,280
Accrued expenses and other current liabilities (including amounts with related parties)	28,488	5,497	(120)	21,419	(5)/(6a)	55,284
Due to related parties	15,706	1,356	(406)	—		16,656
Operating lease liabilities (including amounts with related parties)	—	5,351	(1,927)	1,404	(5)	4,828
Other current liabilities	—	2,299	—	(2,299	)(5)	—

Total current liabilities	54,314	20,663	(2,453)	20,524		93,048
Related party notes payable	251,539	—	—	—		251,539
Operating lease liabilities, less current portion (including amounts with related parties)	7,126	11,250	(1,745)	—		16,631
Other liabilities	1,336	—	—	—		1,336

Total liabilities	314,315	31,913	(4,198)	20,524		362,554

Commitments and contingencies
Stockholders’ Deficit:
Common stock	63	11	—	(36	)(2a)	38
Additional paid-in-capital	623,045	871,170	—	36	(2a)	1,494,251
Accumulated other comprehensive loss	(4)	(117)	—	—		(121)
Accumulated deficit	(822,674)	(722,442)	(2,596)	(20,524	)(6b)	(1,568,236)

Total stockholders’ deficit, before noncontrolling interests	(199,570)	148,622	(2,596)	(20,524)		(74,068)
Noncontrolling interests	2,120	—	—	—		2,120

Total stockholders’ (deficit) / equity	(197,450)	148,622	(2,596)	(20,524)		(71,948)

Total liabilities and stockholders’ deficit / equity	$116,865	$180,535	$(6,794)	$—		$290,606

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2020

(in thousands, except share and per share amounts)

	Historical		Intercompany Eliminations (4)	Pro Forma Adjustments		Pro Forma Combined
	ImmunityBio	NantKwest
Revenue	$1,819	$90	$(1,296)	$—		$613
Operating expenses:
Research and development (including amounts with related parties)	52,547	44,227	(623)	—		96,151
Selling, general and administrative (including amounts with related parties)	30,484	16,603	—	—		47,087
Change in loss contingency	349	—	—	—		349
Impairment of intangible asset	10,660	—	—	—		10,660

Total operating expenses	94,040	60,830	(623)	—		154,247

Loss from operations	(92,221)	(60,740)	(673)	—		(153,634)
Other (expense) income, net (including amounts with related parties)	(4,251)	495	—	—		(3,756)

Loss before income taxes and noncontrolling interests	(96,472)	(60,245)	(673)	—		(157,390)
Income tax benefit (expense)	1,643	(6)	—	—		1,637

Net loss	(94,829)	(60,251)	(673)	—		(155,753)
Net loss attributable to noncontrolling interests, net of tax	(1,534)	—	—	—		(1,534)

Net loss attributable to common stockholders	$(93,295)	$(60,251)	$(673)	$—		$(154,219)

Net loss per common share:
Basic and diluted		$(0.59)				$(0.41)

Weighted-average number of common shares during the period:
Basic and diluted		101,853,047		273,516,591	(2b)	375,369,638

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2019

(in thousands, except share and per share amounts)

	Historical		Intercompany Eliminations (4)	Pro Forma Adjustments		Pro Forma Combined
	ImmunityBio	NantKwest
Revenue	$2,994	$43	$(1,048)	$—		$1,989
Operating expenses:
Research and development (including amounts with related parties)	62,253	49,785	(316)	289	(3)	112,011
Selling, general and administrative (including amounts with related parties)	27,505	18,065	—	—		45,570
Change in loss contingency	886	—	—	—		886

Total operating expenses	90,644	67,850	(316)	289		158,467

Loss from operations	(87,650)	(67,807)	(732)	(289)		(156,478)
Other (expense) income, net (including amounts with related parties)	(6,162)	1,921	(46)	275	(3)	(4,012)

Loss before income taxes and noncontrolling interests	(93,812)	(65,886)	(778)	(14)		(160,490)
Income tax benefit	8	97	—	—		105

Net loss	(93,804)	(65,789)	(778)	(14)		(160,385)
Net loss attributable to noncontrolling interests, net of tax	(2,381)	—	—	—		(2,381)

Net loss attributable to common stockholders	$(91,423)	$(65,789)	$(778)	$(14)		$(158,004)

Net loss per common share:
Basic and diluted		$(0.70)				$(0.43)

Weighted-average number of common shares during the period:
Basic and diluted		94,210,087		272,114,771	(2b)	366,324,858

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2018

(in thousands, except share and per share amounts)

	Historical		Intercompany Eliminations (4)	Pro Forma Adjustments		Pro Forma Combined
	ImmunityBio	NantKwest
Revenue	$3,157	$47	$(640)	$—		$2,564
Operating expenses:
Research and development (including amounts with related parties)	48,138	55,718	(42)	—		103,814
Selling, general and administrative (including amounts with related parties)	28,394	42,718	—	20,524	(6a)	91,636
Change in loss contingency	4,264	—	—	—		4,264

Total operating expenses	80,796	98,436	(42)	20,524		199,714

Loss from operations	(77,639)	(98,389)	(598)	(20,524)		(197,150)
Other (expense) income, net (including amounts with related parties)	(7,608)	1,660	—	(3,973	)(3)	(9,921)

Loss before income taxes and noncontrolling interests	(85,247)	(96,729)	(598)	(24,497)		(207,071)
Income tax (expense) benefit	(924)	503	—	—		(421)

Net loss	(86,171)	(96,226)	(598)	(24,497)		(207,492)
Net loss attributable to noncontrolling interests, net of tax	(2,201)	—	—	—		(2,201)

Net loss attributable to common stockholders	$(83,970)	$(96,226)	$(598)	$(24,497)		$(205,291)

Net loss per common share:
Basic and diluted		$(1.22)				$(0.60)

Weighted-average number of common shares during the period:
Basic and diluted		79,132,220		264,654,811	(2b)	343,787,031

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Description of Transaction and Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared in accordance with US GAAP and pursuant to the rules and regulations of SEC Regulation S-X, and present the pro forma financial position and results of operations of the combined companies based upon the historical data of NantKwest and ImmunityBio.

Description of Transaction

On December 21, 2020, NantKwest and ImmunityBio entered into a merger agreement pursuant to which a wholly owned subsidiary of NantKwest, will merge with and into ImmunityBio, with ImmunityBio surviving as a wholly owned subsidiary of NantKwest. Following the completion of the merger, NantKwest will be renamed ImmunityBio, Inc. Under the terms of the merger, NantKwest will acquire all outstanding shares of common stock of ImmunityBio in exchange for approximately 273.7 million newly issued shares of NantKwest’s common stock, which represents approximately 72% of the outstanding common stock of the combined company. The merger is expected to close in the first half of 2021, subject to customary closing conditions, including the approval of the stock issuance by NantKwest’s stockholders and the approval of the merger by holders of a majority of the outstanding shares of NantKwest common stock not held by the NantKwest significant stockholders or any of their respective controlled affiliates or by the directors or executive officers of NantKwest and ImmunityBio.

Basis of Presentation

NantKwest and ImmunityBio have preliminarily concluded that the merger represents a business combination pursuant to Financial Accounting Standards Board (which we refer to as “FASB”) Accounting Standards Codification (which we refer to as “ASC”) Topic 805-50, Mergers. The unaudited pro forma condensed combined financial statements give effect to the completion of the merger, which is being accounted for as a transaction between entities under common control. Dr. Soon-Shiong and his affiliates are the controlling shareholders of each of NantKwest and ImmunityBio. As of December 21, 2020, Dr. Soon-Shiong beneficially owns approximately 64.6% of NantKwest’s outstanding common stock and approximately 88.9% of ImmunityBio’s common stock. Therefore, in the merger, the net assets of ImmunityBio will be combined with those of NantKwest at their historical carrying amounts and the companies will be presented on a combined basis for historical periods because they were under common control for all periods presented. The unaudited pro forma condensed combined financial statements reflect this presentation.

The unaudited pro forma condensed combined financial statements are derived from NantKwest’s and ImmunityBio’s respective historical consolidated financial statements for each period presented. The unaudited pro forma condensed combined statements of operations are presented as if the merger occurred on January 1, 2018, which is the beginning of the earliest year for which pro forma financial statements are required to be presented in this joint consent solicitation statement/prospectus. The unaudited pro forma condensed combined balance sheet is presented as if the merger occurred on September 30, 2020.

The preparation of unaudited pro forma condensed combined financial statements requires NantKwest and ImmunityBio management to make estimates and assumptions that affect the amounts reported in such financial statements and the notes thereto. These unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not necessarily reflect the operating results or financial position that would have occurred if the merger had been consummated on the dates indicated, nor are they necessarily indicative of the results of operations or financial condition that may be expected for any future period or date. Accordingly, such information should not be relied upon as an indicator of future performance, financial condition or liquidity. Additionally, the unaudited pro forma condensed combined financial statements do not give effect to revenue synergies, operating efficiencies or cost savings that may be achieved with respect to the combined company. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial statements.

2. Share Conversion and Related Activity

(a)

As a result of the merger, at the effective time, each share of ImmunityBio common stock issued and outstanding immediately prior to the effective time, other than shares held directly by ImmunityBio as treasury stock or dissenting shares or held by NantKwest or any other direct or indirect wholly owned subsidiary of NantKwest, will be converted automatically into 0.8190 shares of NantKwest common stock. From and after the effective time, all of such ImmunityBio shares shall cease to be outstanding, shall be cancelled and shall cease to exist. Since the merger will be accounted for as a transaction between entities under common control, the shares of NantKwest common stock issued in connection with the conversion will be recorded at par value, which is $0.0001 per share. The following table details the calculations of the number of shares of NantKwest common stock expected to be issued in the merger and the par value of NantKwest shares outstanding after the merger, assuming the merger occurred on September 30, 2020 (in thousands, except for exchange ratio and par value of stock).

Shares of historical NantKwest common stock outstanding at September 30, 2020		108,593
Estimated shares of NantKwest(1) common stock to be issued in the merger:
Shares of historical ImmunityBio common stock outstanding at September 30, 2020	333,964
Shares of historical ImmunityBio common stock outstanding at September 30, 2020, held by GlobeImmune, Inc.	200

Shares of historical ImmunityBio common stock outstanding at September 30, 2020	334,164
Exchange ratio	0.8190

Estimated shares of NantKwest(1) common stock to be issued in the merger		273,680

Estimated issued shares of NantKwest(1) common stock issued after the merger		382,273

Par value of historical NantKwest common stock before the merger		$11
Estimated par value of NantKwest(1) common stock issued in the merger:
Estimated shares of NantKwest(1) common stock to be issued in the merger	273,680
Par value of NantKwest(1) common stock	$0.0001

Estimated par value of NantKwest(1) common stock to be issued in the merger	$27	$27

Estimated par value of NantKwest(1) common stock issued after the merger		$38

(1)

Upon consummation of the merger, NantKwest will change its name to “ImmunityBio, Inc.” For purposes of the table above, NantKwest refers, as the context requires, to historical NantKwest, immediately prior to the merger, or to NantKwest after the merger, which will change its name to “ImmunityBio, Inc.”

At the effective time, each share of NantKwest common stock issued and outstanding immediately prior to the effective time will remain an issued and outstanding share of common stock.

(b)

The pro forma weighted average number of basic and diluted shares of ImmunityBio have been calculated by adjusting the historical weighted average number of shares by the exchange ratio as follows (in thousands, except for exchange ratio):

	Nine Months Ended	Year Ended December 31,
	September 30, 2020	2019	2018
ImmunityBio historical weighted-average number of common shares during the period—basic and diluted	333,964	332,252	323,144
Exchange ratio	0.8190	0.8190	0.8190
ImmunityBio unaudited pro forma weighted-average number of common shares during the period—basic and diluted	273,517	272,115	264,655
NantKwest historical weighted-average number of common shares during the period—basic and diluted	101,853	94,210	79,132

NantKwest(1) unaudited pro forma weighted-average number of common shares during the period—basic and diluted	375,370	366,325	343,787

(1)

Upon consummation of the merger, NantKwest will change its name to “ImmunityBio, Inc.” For purposes of the table above, NantKwest refers, as the context requires, to historical NantKwest, immediately prior to the merger, or to NantKwest after the merger, which will change its name to “ImmunityBio, Inc.”

3. Conforming the Adoption Dates of Recent Accounting Pronouncements

The unaudited pro forma condensed financial statements include pro forma adjustments to conform accounting policy adoption dates used by ImmunityBio in its historical consolidated financial statements with accounting policy adoption dates used by NantKwest in its historical consolidated financial statements. The impacts of conforming accounting policy adoption dates on the unaudited pro forma condensed financial statements are as follows:

•

NantKwest adopted FASB Accounting Standards Codification ASC 842 on January 1, 2019, while ImmunityBio adopted ASC 842 on January 1, 2020. The core principal of ASC 842 is that a lessee should recognize the assets and liabilities that arise from leases. The pro forma adjustments to reflect ASC 842 as if it had been adopted by ImmunityBio on January 1, 2019 resulted in (i) an increase to research and development expense of $0.3 million, and (ii) a decrease to interest expense of $0.3 million which has been included in other income (expense), net, in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019.

•

NantKwest adopted FASB Accounting Standards Update (which we refer to as “ASU”) 2016-01 on January 1, 2018, while ImmunityBio adopted ASU 2016-01 on January 1, 2019. Among other provisions, the amendments in ASU 2016-01 require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. Prior to adoption of

ASU 2016-01, ImmunityBio recognized unrealized gains and losses related to equity securities as a change in accumulated other comprehensive income or loss. The pro forma adjustment to reflect ASU 2016-01 as if it had been adopted by ImmunityBio on January 1, 2018 resulted in an increase to unrealized losses of $4.0 million, which has been included in other income (expense), net in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018.

4. Intercompany Eliminations

The unaudited pro forma condensed combined financial statements have been adjusted to eliminate transactions between NantKwest and ImmunityBio. These transactions relate primarily to ongoing collaboration agreements associated with joint clinical trials and research and development projects, including the joint COVID-19 collaboration agreement entered into in August 2020, facility sublease agreements, supply agreements associated with laboratory equipment and related consumables manufactured by ImmunityBio, and research and development services and general and administrative services provided pursuant to the NantWorks shared services agreement, to which both NantKwest and ImmunityBio are parties. However, there are certain intra-entity transactions, including transactions related to the joint COVID-19 collaboration agreement, cost sharing agreement, and shared services charges, including third party pass-thru charges, which naturally eliminate between the entities in the unaudited pro forma condensed combined statements of operations by virtue of the fact that one entity recorded an expense and the other entity recorded a reduction in expense in the same period, and as a consequence pro forma adjustments to reflect eliminations of this activity were not necessary.

5. Reclassifications

Certain line items in ImmunityBio’s historical financial statements were condensed and reclassified to conform to NantKwest’s presentation. Certain line items within NantKwest’s historical financial statements were condensed to conform to the condensed pro forma presentation.

6. Merger-related costs

(a)

In connection with the merger, NantKwest and ImmunityBio expect to incur approximately $20.5 million of transaction costs, consisting mainly of financial advisory, legal and other professional fees, after September 30, 2020. Such costs are reflected as an adjustment to “Accrued expenses and other current liabilities.” and are reflected in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 (i.e. the earliest year presented).

(b)	The net increase to “Accumulated deficit” of $20.5 million reflects the net impact from the above-mentioned merger-related costs.

There are no changes in ongoing executive compensation arrangements as a result of the merger to the unaudited pro forma condensed combined statements of operations and therefore no pro forma adjustment has been made.

BUSINESS OF IMMUNITYBIO

For purposes of this section, references to “we”, “our” and other similar references shall mean ImmunityBio or its subsidiaries or its management, as the context requires.

Overview

ImmunityBio is a leading late-stage immunotherapy company activating both the innate (NK cell and macrophage) and adaptive (T cell) immune system to treat serious unmet needs within oncology and infectious diseases.

We are developing molecular and product platforms which are based on our three key modalities of (1) activating NK and T cells using antibody cytokine fusion proteins, (2) activating tumoricidal macrophages using low-dose synthetic immunomodulators, and (3) generating memory T cells using vaccine candidates developed with our second-generation adenovirus, or hAd5, technology.

Over the past six years, we have sought to develop a broad, clinical-stage immunotherapy pipeline. The U.S. Food and Drug Administration, or FDA has authorized 17 investigational new drug, or IND, applications for our immunotherapy molecules to implement 13 Phase I (of which nine are Phase I/II) leading to six active Phase II clinical trials, and three active with two planned Phase III clinical trials, both as single agents and combination therapies. As a result of our safety and exploratory clinical trials, we have now established a next generation immunotherapy clinical pipeline with a strategy towards registrational intent in various indications.

Anktiva (our IL-15 superagonist, also known as N-803) is our lead antibody cytokine fusion protein addressing the first modality and is in late-stage clinical development. Multiple Phase I and Phase II trials in both liquid and solid tumors have been completed to date in over 600 patients. Anktiva has achieved Breakthrough Therapy designation, in addition to Fast Track designation, by the FDA for the treatment of BCG unresponsive patients with CIS NMIBC as well as Fast Track designation for BCG unresponsive papillary NMIBC and BCG naive CIS NMIBC. However, there can be no assurance that these designations will lead to a faster development or regulatory review process or increase the likelihood of FDA approval. We are currently testing Anktiva in a pivotal Phase II / III trial for the treatment of BCG unresponsive patients for CIS NMIBC and completed planned enrollment in December 2020 and expect an initial readout in the first half of 2021 and a BLA filing in the second half of 2021. Based on patient readout data that was submitted with our application in September 2019 to obtain our Breakthrough Therapy designation, Anktiva achieved its primary endpoint of complete response rate at any time in the ongoing registrational Phase II / III trial.

Aldoxorubicin is a synthetic immunomodulator addressing the second modality, which is designed to target immune evasion in cancer. Aldoxorubicin is currently in a Phase II trial in pancreatic cancer in combination with Anktiva. Aldoxorubicin has the same cytotoxic mechanism of action as doxorubicin, which is currently approved for use in 14 indications, including breast cancer, Hodgkin lymphoma and small cell lung cancer, or SCLC, but also has unique pharmacological properties resulting in lower cardiotoxicity as shown in Phase II and Phase III clinical trials for soft tissue sarcoma.

Our second-generation hAd5 vaccine technology, addressing the third modality, has been administered in 14 Phase I/II clinical trials in over 145 patients and is also being developed as a COVID-19 vaccine, with subcutaneous, sublingual and oral formulations. Our hAd5 COVID-19 vaccine candidate is designed to generate antibodies, CD4+ and CD8+ T cells and mucosal immunity, in the presence of pre-existing adenovirus immunity, representing an improvement over first generation adenovirus COVID-19 vaccine candidates.

In addition to Anktiva, aldoxorubicin and our hAd5 vaccine candidates, we are developing novel antibody cytokine fusion proteins to further enhance NK and T cell activation directed to the infectious disease or tumor microenvironment, and to modulate the systemic and local immune response to accelerate immunogenic cell death. Prioritized product candidates in preclinical development include antibody cytokine fusion proteins N-820 (targeting CD20), N-809 (targeting PD-L1), N-812 (delivering IL-12 to necrotic tumor cells) and N-830 (delivering TGF-ß Trap to necrotic tumor cells).

The diagram below shows the current status of our pipeline and key trials.

ImmunityBio’s Select Clinical and Pre-Clinical Studies

#1.	Cohort of QUILT-3.032, #2. Cohort of QUILT-2.023, #3. Cohort of QUILT-88, #4. Clinical trial operated by NantKwest using haNK, * Combination with NantKwest using PD-L1 t-haNK.

Our History

Over the last two decades, our founder, chairman and chief executive officer, Dr. Patrick Soon-Shiong, has investigated mechanisms to activate the immune system and to gain insight into how tumors evade and escape the body’s defense mechanisms. After founding APP in 1996, Dr. Soon-Shiong then led the spin-off of Abraxis BioScience, Inc., or Abraxis, in 2007, which was focused on the world’s first protein nanoparticle drug, Abraxane, a synthetic immunomodulator, for breast, lung, and pancreatic cancer. Dr. Soon-Shiong sold APP to Fresenius SE in 2008 and Abraxis to Celgene in 2010 to focus on the next generation of immunotherapies. In 2015, Dr. Soon-Shiong led NantKwest, a company developing off-the-shelf cryopreserved NK cells, to an initial public offering.

Dr. Soon-Shiong founded ImmunityBio in November 2014 to focus on the next generation of immunotherapies to address serious unmet needs within oncology and infectious diseases, and we have rapidly progressed into a late-stage clinical company with 17 FDA-accepted IND applications. We have initiated 13

Phase I (of which nine are Phase I/II) leading to six active Phase II clinical trials, and three active with two planned Phase III clinical trials, both as single agents and combination therapies. Our lead antibody cytokine fusion protein, Anktiva, has received FDA Breakthrough Therapy designation for BCG unresponsive CIS NMIBC.

We have assembled a leadership team with highly complementary and broad expertise across novel scientific areas including genomics and proteomics, monoclonal antibodies, fusion proteins, vaccines and autologous and allogeneic cell therapy, based on experiences at companies ranging from biotech startups to large commercial pharmaceutical enterprises.

Our Platform

Since the 1940s, one of the most common treatments for cancer has been high-dose chemotherapy. However, cancers adapt to high-dose chemotherapy through natural selection – cells that are naturally resistant to chemotherapy’s toxic chemicals survive and spread. This spread is further accelerated by the immunosuppression that high-dose chemotherapy produces.

Because of the limitations of chemotherapy, the next generation of cancer therapies used monoclonal antibodies to target tumors, with the understanding that a more targeted biological approach could reduce toxicity and improve outcomes. However, there remain limitations to this approach—tumors can also evolve and adapt to monoclonal antibody therapy by executing mechanisms to “hide” the target antigen on the surface of tumor cells, rendering the antibody therapy ineffective.

This led to the development of the current cancer treatment paradigm of activating T cells, which includes cell-based therapies and immunotherapies. Such treatments, known as CAR-T and checkpoint inhibitor therapies, respectively, have now been approved for first-line treatment in multiple tumors. The market for immune checkpoint inhibitor therapies is expected to exceed $25 billion per year by 2022. These immune-activating treatments are based on the ability of T cells, a central element of the body’s natural immune response, to detect and eliminate cancer cells. However, given the heterogenous tumor microenvironment, many tumors have developed strategies to evade recognition or killing, making T cell immunotherapy alone insufficient for long-term complete remission. These immune evasion strategies include the selection of major histocompatibility complex, or MHC, deficient clones, and attraction and activation of immunosuppressive cells such as tumor-associated M2 macrophages and myeloid-derived suppressor cells, or MDSC. Below are the FDA approved indications for multiple tumor types treated with programmed cell death protein 1, or PD-1, inhibitors.

Pembrolizumab, also known as Keytruda, has the largest market share of all checkpoint inhibitors and to date, is approved for 19 indications as shown below.

However, limits to the clinical benefits from this class of immunotherapy agent have been observed, with many patients demonstrating either resistance or short-term relapse following immuno-checkpoint therapy as seen in the figure below.

Since a subset of patients with solid tumors fail checkpoint therapy alone, there is great need to develop a next generation immunotherapy beyond checkpoint inhibitors. We have developed a next generation immunotherapy platform that stimulates the immune system beyond the current paradigm while seeking to address the limitations of current standards of immunotherapy care. This platform is based on the foundation of three separate modalities: (1) activating NK and T cells using antibody cytokine fusion proteins, (2) activating tumoricidal macrophages using synthetic immunomodulators, and (3) generating memory T cells using vaccine candidates developed with our hAd5 technology. We have focused our efforts to date on difficult-to-treat and large oncological and infectious disease indications with serious unmet need and we believe our platform will be also be applicable to other cancers and infectious diseases more broadly.

Overview of ImmunityBio’s Key Modalities

Modality 1: Antibody Cytokine Fusion Proteins—Activated NK & T Cells

Antibody cytokine fusion proteins are a novel class of biopharmaceuticals that have the potential to amplify the therapeutic capability of cytokines and promote lymphocyte infiltration at a site of disease.

Anktiva is our lead antibody cytokine fusion protein, activating NK and T cells through its proprietary IL-15 superagonist, and is in late-stage clinical development. Multiple Phase I and Phase II trials in both liquid and solid tumors have been completed as of September 30, 2020 in over 600 patients. It is currently in late-stage clinical development including in an ongoing registrational Phase II / III NMIBC study. Anktiva has achieved FDA Breakthrough Therapy designation, in addition to Fast Track designation, for the treatment of BCG unresponsive patients with NMIBC CIS as well as Fast Track designation for BCG unresponsive papillary NMIBC and BCG naive CIS NMIBC. However, there can be no assurance that these designations will lead to a faster development or regulatory review process or increase the likelihood of FDA approval. In addition, Anktiva is in late-stage clinical trials for multiple solid tumors, including lung cancer, pancreatic cancer, TNBC, and glioblastoma, in combination with check-point inhibitors, chemotherapy, cell therapy and other immune stimulating agents. Based on patient readout data that was submitted with our application in September 2019 to obtain our Breakthrough Therapy designation, Anktiva achieved its primary endpoint of complete response rate at any time in the ongoing registrational Phase II / III trial.

In addition to Anktiva, we are developing novel antibody cytokine fusion proteins to further enhance NK and T cell activation directed to the infectious disease or tumor microenvironment, and to modulate the systemic and local immune response to further amplify immunogenic cell death. Prioritized pipeline constructs include antibody cytokine fusion proteins N-820 (targeting CD20), N-809 (targeting PD-L1), N-812 (delivering IL-12 to necrotic tumor cells) and N-830 (delivering TGF-ß Trap to necrotic tumor cells).

Modality 2: Synthetic Immunomodulators—Activated Tumoricidal Macrophages

Synthetic immunomodulators target delivery of the chemotherapy agent to the tumor microenvironment, activate tumoricidal macrophages and/or condition the tumor microenvironment towards tumor suppression.

Aldoxorubicin is an albumin-linked formulation of doxorubicin which has completed multiple Phase II trials in sarcoma and glioblastoma. Its molecular structure, which includes an acid labile albumin linker, provides favorable properties that distinguishes it from doxorubicin, an anthracycline chemotherapy that has been approved for use in 14 indications including breast cancer, Hodgkin lymphoma and SCLC. Phase II trials have demonstrated that aldoxorubicin crosses the blood-brain barrier, and has an improved cardiotoxicity profile. The improved cardiotoxicity profile allows aldoxorubicin to be given at significantly higher individual and cumulative doses compared with doxorubicin. Given that aldoxorubicin has shown comparable or greater clinical responses to doxorubicin in a Phase II sarcoma trial and favorable results in preclinical glioblastoma animal models, we believe that it could be a superior alternative to doxorubicin in many of its approved indications.

Modality 3: Vaccine Technologies—Generating Memory T Cells

We have developed vaccine technologies to deliver tumor-associated antigens, or TAAs, and neoepitopes (expressed only by cancer cells), including hAd5, a second-generation adenovirus. Our vaccine technologies have the capability to induce T cell memory due to the activation of both CD4+ and CD8+ T cells along with antibody (or humoral) responses.

Our hAd5 technology has produced several product candidates, which have been studied in multiple Phase I and Phase II clinical trials as potential vaccines for the treatment of certain cancers. Importantly, these product candidates have shown an ability to overcome previous adenovirus immunity in cancer patients and in preclinical models. The hAd5 technology has also been used with common TAAs to establish memory T cells in multiple clinical trials.

In addition, we are pursuing development of a hAd5 COVID-19 vaccine. While there are a number of vaccines with Emergency Use Authorization (EUA) and other candidates in development, we believe most are limited by their focus on antibody responses to the spike (S) protein. Our candidate uses a combination of S-Fusion and N-ETSD, our novel constructs of COVID-19 spike (S) and nucleocapsid (N) proteins, which has been shown to generate CD4+ and CD8+ T cell mediated immunity and neutralizing antibodies in small animal models and inhibition of viral replication in nasal and lung passages in a non-human primate challenge study.

On October 13, 2020, FDA authorized the Phase I, open-label, dose-finding study to examine the safety, reactogenicity and immunogenicity of the low-dose (5x1010 VP) and intermediate-dose (1x1011 VP) in healthy volunteers. In our current cancer vaccine Phase I/II clinical trials, the doses of our hAd5 vaccine were safely administered at (5x1011 VP) and (1.5x1012 VP) when administered for three tumor associated antigens simultaneously. The full dose for our hAD5 COVID-19 vaccine is being determined and will be identified following the completion of the Phase I trials, including awaiting authorization from FDA to combine sublingual and oral formulation with a chosen subcutaneous dose. In the current Phase I study, the vaccine was given as a prime on day 1 and a boost on day 22, subcutaneously.

On Nov 10, 2020, enrollment was completed for both low and intermediate dose cohorts. Volunteers tolerated both doses remarkably well with no reports of any grade 3 or grade 4 adverse events in either group. The grade 1 and grade 2 adverse events were mild in nature and the SRC met and confirmed the safety of the dose of 1×1011 VP / dose. On the basis of these preliminary safety findings, we filed an IND protocol amendment for a Phase II / III placebo-controlled, randomized, clinical trial observer-blind study to evaluate the safety, tolerability, immunogenicity, and efficacy of our hAd5 COVID-19 vaccine to be administered subcutaneously at the intermediate dose.

On December 15, 2020, we received verbal notification from FDA that the Phase II/III study was on clinical hold, pending further discussions with FDA regarding elements of the trial design. Following that notification, we engaged in discussions with FDA regarding the study and its design, including responding to inquiries FDA had regarding the Phase II/III protocol. On January 8, 2021, we received written notification from FDA that the Phase II/III study has been placed on clinical hold pending our submission of and FDA’s further review of additional information, including immunogenicity and safety data from the Phase I portion of the study. FDA will also require modifications to our Phase II/III protocol, which we are working to incorporate.

We are working to provide FDA with the requested end of Phase I data when completed, along with responses to the various non-hold comments and requests for information (CMC, pre-clinical, etc.), and we are working to better understand the circumstances surrounding the Phase II/III clinical hold. We are evaluating the effectiveness of relevant internal procedures, and we are expanding our regulatory team with outside seasoned specialists. In parallel with our Phase I trial in the United States, we have developed a similar protocol to be run in Cape Town, South Africa. The protocol was approved by the South African Health Products Regulatory Authority (SAHPRA) on January 12, 2021 and should begin this month or next. Additionally, we are working to develop a new protocol based on a subcutaneous (prime) with an oral (boost) that we intend to submit as a Phase 1 study in South Africa. This will enable larger scale studies across South Africa which has recently seen a surge of COVID-19, troublingly, with multiple mutations in the spike protein that may make the virus more transmissible and current spike-only vaccine strategies less effective.

We are also pursuing preclinical development for oral and sublingual administration to provide durable humoral, cell-mediated and mucosal immunity. In particular, to extend the development of our hAd5 COVID-19 vaccine, we filed an amendment to our current Phase I subcutaneous (prime/boost) protocol to study the combination of a subcutaneous (prime) and a room tempurature oral formulation (boost). The FDA requested we submit a new IND for this combination, rather than seek an amendment. On December 27, 2020, we submitted to FDA this new IND for combined subcutaneous (prime) and a room tempurature oral formulation (boost). Further, we have submitted a request to FDA to expand cohort C of the first Phase 1 protocol to request the ability to study a combination of the subcutaneous and sublinguial vaccine administration, using the same liquid formulation. Responses from FDA on the new IND for oral and the amended Phase 1 cohort C combination subcutaeous and sublingual are pending.

Our Pipeline

Over the past six years, we have sought to develop a broad, clinical-stage immunotherapy pipeline. The FDA has authorized 17 investigational new drug, or IND, applications for our immunotherapy molecules to implement 13 Phase I (of which nine are Phase I/II) leading to six active Phase II clinical trials, and three active with two planned Phase III clinical trials, both as single agents and combination therapies. As a result of our safety and exploratory clinical trials, we have now established a next generation immunotherapy clinical pipeline with a strategy towards registrational intent in various indications, beyond checkpoint therapy treatment alone.

Late-stage clinical trials are currently active or have protocols in development to address difficult-to-treat cancers. In addition to our oncology pipeline, we are conducting trials to treat life-threatening infectious diseases such as HIV and our technology is being developed for use in COVID-19. To date, our product candidates have been tested in various Phase I and Phase II clinical trials that have enrolled over 1,900 patients.

The figure below details the current status of our key clinical trials across oncology and infectious disease.

ImmunityBio’s Key Selected Clinical Trials Across Oncology & Infectious Disease

#1.	Cohort of QUILT-3.032, #2. Cohort of QUILT-2.023, #3. Cohort of QUILT-88, #4. Clinical trial operated by NantKwest using haNK, * Combination with NantKwest using PD-L1 t-haNK

We have identified indications for which there are no approved FDA treatments such as in third-line metastatic pancreatic cancer, triple negative breast cancer, recurrent glioblastoma and recurrent Merkel cell carcinoma. Under certain circumstances, the FDA has approved drugs based upon the results of single-arm Phase II trials. We designed randomized trials against standard of care as potential Phase III trials in lung cancer and pancreatic cancer. These trials are authorized by the FDA and are actively recruiting. While the FDA has not informed us that these currently authorized randomized trials are sufficient for full registration, we intend to present the end of Phase I/II data to the FDA and confirm that these active trials are sufficient for registration as designed. If the FDA requests modifications to the trial design at the end of Phase II meetings, we intend to make such modifications and continue these trials to full registration.

Anktiva (Modality 1)

Introduction to Wild-Type IL-15

IL-15 is a naturally occurring (wild-type) protein that serves a crucial role in the immune system by affecting the development, maintenance, and function of T cells and NK cells. These cells are a part of the natural immune system, and are primarily involved in recognizing and targeting the destruction of abnormal cells, such as virally infected cells and tumor cells. Based on its broad ability to stimulate and maintain cellular immune responses, IL-15 is considered a promising immunotherapeutic cytokine for treating cancer.

For a T cell to detect and target a tumor cell, an antigen must be presented on the tumor cell surface via a MHC Class I molecule. Checkpoint inhibitors and T cell-based cell therapies hinge on the activity of T cells to recognize and kill tumor cells, but many tumors have developed strategies to evade recognition or killing, making T cell immunotherapy alone insufficient for long-term complete remission.

In the face of immune pressure, subclones susceptible to T cell killing are eliminated, leaving behind resistant tumor clones that are MHC deficient, and hence no longer recognized by T cell receptors. However, these MHC deficient cells are now susceptible to NK cell detection and elimination, since NK cells recognize cells that do not express MHC-1 and bind to such cells through their activating receptors and induce killing of such MHC deficient cells via secretion of perforin and granzymes. IL-15 is the cytokine designed to enhance NK cells, T cells and T memory cells in this resistant state of the patient’s cancer evolution, by proliferation and activation of NK and T cells. By activating NK cells and cytokines, such as interferon-g, or IFNg), tumor cells are modulated to now be recognized by T cells with the generation of memory T cells.

Anktiva, an Engineered IL-15 Superagonist Antibody Cytokine Fusion Protein

Antibody cytokine fusion proteins are a novel class of biopharmaceuticals that have the potential to amplify the therapeutic capability of cytokines and promote lymphocyte infiltration at a site of disease. Anktiva is a novel IL-15 superagonist antibody cytokine fusion protein that has been shown to induce proliferation and activation of NK and CD8+ T cells. At the same time, it avoids stimulation of regulatory T cells, or Tregs (which would reduce the response), to elicit responses against many cancers and virally-infected cells. As of December 2020, approximately 89% of patients who received intravesical administration of Anktiva have not reported a serious adverse event.

In a study in healthy volunteers, Anktiva–treated subjects demonstrated an over 20-fold expansion of NK and CD8+ T cells. Over 600 subjects have received Anktiva alone or in combination in more than 25 ongoing or completed studies. The clinical program is currently focused on developing Anktiva for intravesical administration in bladder cancer and subcutaneous administration in advanced cancers. An investigator at the University of Minnesota is also conducting a single site, Phase II trial to study patients with late-stage ovarian cancer with single agent Anktiva via subcutaneous or intraperitoneal administration.

Anktiva Phase I and Phase II Clinical Experience

ImmunityBio’s INDs have supported or continue to support 13 Phase I, and nine Phase II or III investigator sponsored clinical trials in over 600 patients, both as single agents and combination therapies.

Phase II / III trials are ongoing for the use of Anktiva in combination with BCG to treat NMIBC, as well as in combination with checkpoint inhibitors for the treatment of non-small cell lung cancer, or NSCLC, and other solid tumors.

Over 89% of patients in our multicohort and bladder clinical trials experienced no serious adverse events. In our ongoing Phase II / III multi-cohort clinical trial of subcutaneously administered Anktiva combined with checkpoint therapy with 131 patients enrolled as of December 2020, 15 (11%) patients have reported grade 3 or 4 adverse events which may be attributed to Anktiva. Individual Anktiva-related grade 3 or 4 adverse event rates are 2% or less per patient. These events include influenza-like illness, injection site pain, injection site pruritus, injection site reaction, colitis, diarrhea and cellulitis. No deaths attributed to Anktiva have occurred in any clinical trials.

Anktiva Oncology Clinical Experience (Late-Stage Programs)

ImmunityBio is addressing several of the largest indications in oncology. We have identified tumor types for which our approach of activating the innate and adaptive immune system has shown durable complete responses and are prioritizing the clinical trial development of Anktiva for the indications shown below with registrational intent.

Anktiva Oncology Clinical Experience

#1.	Cohort of QUILT-3.032, #2. Cohort of QUILT-2.023, #3. Cohort of QUILT-88, #4. Clinical trial operated by NantKwest using haNK, * Combination with NantKwest using PD-L1 t-haNK

CIS & Papillary NMIBC

Opportunity

In the United States, bladder cancer is ranked the sixth most prevalent cancer and one of the most expensive (approximately $4 billion a year) cancers to treat. Bladder cancer is a common malignancy, with approximately 81,000 new patients diagnosed each year in the United States. The high recurrence rate and ongoing invasive monitoring requirement of bladder cancers are the key contributors to the economic and human toll of this disease. The median age at diagnosis is approximately 73 years. NMIBC makes up 75% of all bladder cancers in the United States. NMIBC is divided into two forms, papillary and CIS, of which approximately 10% of diagnoses are CIS disease. CIS disease is always classified as high-grade, whereas papillary tumors can range from low malignant potential to high-grade carcinoma. A substantial proportion of patients with intermediate and high-risk disease are at a significant risk for metastasis and death. Overall, 45% of all NMIBC incidence is classified as high-grade carcinoma.

Standard of Care

There is a significant unmet medical need in NMIBC, with one of the worst patient experiences among common cancers. A treatment approved in 1989, BCG immunotherapy, has been the primary standard of care for nearly 40 years. Intravesical administration of BCG causes the release of antigen presenting molecules and cytokines thereby inducing an immune response against the tumor cells.

After first line treatment with BCG, patients who progress (80-85% at one year) typically either undergo radical cystectomy (removal of the bladder) or face cancer progression. Radical cystectomy for bladder cancer is a high-risk procedure, with morbidity and mortality rates ranging from 28-64% and 3-6%, respectively. The high rates of morbidity and mortality reflect the fact that the majority of patients undergoing radical cystectomy are elderly patients with multiple comorbidities.

We are targeting patients with BCG unresponsive high-risk NMIBC. Patients with CIS NMIBC who recur within one year after receiving two courses of BCG are considered BCG unresponsive and patients with high-risk papillary disease who recur within nine months after receiving adequate BCG are considered BCG unresponsive. Anktiva is expected to enhance the immunostimulatory effects of BCG, by causing proliferation and activation of cytotoxic NK and T cells critical for killing bladder tumor cells. Our initial target market includes the approximately 17,000 of these patients diagnosed annually, including those patients who have previously failed BCG and have refused cystectomy.

We would expect that, if Anktiva for the treatment of high-risk NMIBC is approved by the FDA, patients would receive treatment until the earlier of two years and disease recurrence and would receive treatment in order to avoid cystectomy and delay disease recurrence.

Late-Stage Clinical Experience

Anktiva has been administered intravesically to more than 200 subjects across one Phase I clinical trial and one ongoing Phase II / III clinical trial, as well as several spINDs. The Phase I trial, completed in 2018, was a dose finding study of intravesical BCG in combination with Anktiva in patients with NMIBC in the BCG naïve setting. As can be seen in the table below, durable complete responses were noted in nine out of nine patients who also demonstrated durable responses at 24 months for both CIS and papillary disease. As a point of reference, the historical response rate for BCG naïve alone (standard of care) is 58-81% at 3-6 months post BCG alone. No serious adverse events or dose limiting toxicities were reported in any subjects and the maximum tolerated dose was not reached.

BCG Unresponsive CIS NMIBC

Anktiva has achieved FDA Breakthrough Therapy designation (in addition to Fast Track designation) for the treatment of BCG unresponsive patients with CIS NMIBC, as well as Fast Track designation for BCG unresponsive papillary NMIBC and BCG naive CIS NMIBC.

In our Phase II / III, open-label multicenter trial of BCG unresponsive high grade CIS NMIBC patients, the patients are receiving BCG plus Anktiva weekly for six consecutive weeks during induction. The patients also receive additional treatment including three weekly maintenance instillations every three months for up to 12 months and then every nine months for up to 24 months.

The primary endpoint of the BCG unresponsive CIS NMIBC trial is complete response rate at any time equal to or greater than 30% and the lower bound of the 95% confidence interval must be greater than or equal to 20% for success. Complete response, or the disappearance of measurable disease in response to treatment, is evaluated at three months or nine months following initial administration of Anktiva plus BCG (and every three months thereafter until 24 months). This endpoint would be achieved once at least 24 of the 80 patients in the study achieve complete response.

In September 2019, we presented interim data to the FDA for consideration of Breakthrough Therapy designation. We reached the primary endpoint with a complete response rate of 70% (95% confidence interval: 53%-84%) in 26 out of 37 patients reported at that time.

In December 2020, we completed our planned enrollment of 80 out of 80 and in addition to having met our primary endpoint, 88% of patients avoided cystectomy. The complete response rate at any time was 71% (95% confidence interval: 59%—81%) in 51 out of 72 evaluable patients reported at that time. In the 51 patients who achieved a complete response the median duration of complete response was 19.2 months (95% confidence interval 7.6 - 26.4 months).

Data as of Jan 13, 2021

A secondary endpoint of this trial is duration of complete response. The magnitude of the duration of response has been communicated by the FDA to be a review issue. The FDA previously approved pembrolizumab for the treatment of BCG unresponsive CIS NMIBC based on an interim data readout as of May 2019 with 16 of 97 (95% confidence interval: 9.7% - 25.4%) patients having achieved durability of 12 months. On the basis of this approval, subject to FDA review, we would need 14 complete responders (of 80 total patients) with durability of 12 months to achieve the magnitude of the secondary endpoint as seen in the pembrolizumab approval; however, there can be no assurance that the FDA will grant us approval on the same or similar basis, or at all. As of December 2020, we have 16 patients in complete response with 12-month durability and an additional 16 patients with a complete response currently on trial that have not reached their 12-month durability time point for evaluation. To date, for responding patients, the estimated probability of 12-month durability of complete response is 56% (95% confidence interval: 39% - 70%) by Kaplan-Meier analysis.

Data as of Jan 13, 2021

We have not conducted a head-to-head clinical trial comparing Anktiva plus BCG with Merck and FerGene. In January 2020, pembrolizumab received approval for the same indication with a complete response rate of 41% (95% CI: 31, 51). Nadofaragene firadenovec (FerGene) published results in Lancet in November 2020 showing a complete response rate of 53% (95% CI: 43, 63).

Anktiva has been well tolerated in this trial with a serious adverse event rate of 1% or less for each individual adverse event. No patient in our Phase II trial of BCG unresponsive CIS NMIBC has discontinued enrollment in the study due to a treatment-related adverse event. A total of nine patients in our Phase II / III trial of BCG unresponsive CIS NMIBC for which safety data is available have reported a serious adverse event as of December 4, 2020 and each event has occurred at a frequency of 1% or less. The serious adverse events include: cardiac arrest, coronary artery disease, urinary tract infection, viral upper respiratory tract infection, hematuria, systemic inflammation, dysarthria, ureterolithiasis, cholelithiasis, central cord syndrome, adenocarcinoma of the colon, and acute respiratory failure. Low grade treatment related AEs include dysuria, hematuria, and pollakiuria (all 16%), urgency (14%), and bladder spasm (8%), all other AEs were seen at 6% or less. No treatment emergent SAEs were considered treatment related. No immune related SAEs have been seen.

All patients enrolled in the NMIBC BCG unresponsive CIS trial have been treated with the recommended number of full-strength doses of BCG on study during our trial. We have enrolled patients who have received a lower dosage of BCG therapy before enrollment in our trial as a result of BCG shortages. No less than 90% of patients enrolled in the trial as of December, 2020 have received the number of doses and amount of BCG recommended by the American Urological Association before enrolling in the trial. In the 51 patients with complete response, 46 patients (90%) received a full dose of BCG prior to study entry. The FDA agreed with our modification of the study design to allow enrollment of such patients, and definition of these patients may require further discussions with the FDA upon review. A published meta-analysis of six relevant randomized controlled trials and two quasi-randomized controlled trials in NMIBC concluded that low-dose BCG instillation significantly reduces the incidence of overall side effects, especially severe and systemic symptoms in patients with NMIBC, while the oncological control efficacy of low-dose BCG is not inferior to standard-dose BCG. While there can be no assurance that the FDA will agree with this conclusion, we believe that this study may be relevant to the FDA’s consideration for our label.

For BCG Unresponsive CIS NMIBC we expect an initial readout in the first half of 2021, a BLA filing in the second half of 2021 and a decision on our BLA filing by the FDA in 2022.

BCG Unresponsive Papillary NMIBC

As discussed, we are also pursuing approval in BCG unresponsive papillary NMIBC, for which we have also received Fast Track designation. In our Phase II, open-label multicenter trial of BCG unresponsive high grade papillary NMIBC patients, the patients are receiving BCG plus Anktiva weekly for six consecutive weeks during induction. The patients also receive additional treatment including three weekly maintenance instillations every three months for up to 12 months and then every nine months for up to 24 months. The primary endpoint of the trial is a 12-month disease free rate greater than or equal to 30% and the lower bound of the 95% confidence interval must be greater than or equal to 20% for success. To meet the primary endpoint, 24 out of 80 patients must be disease free at 12 months.

As of December 2020, 26 sites are active in the United States, and 57 of the planned 80 patients with BCG unresponsive papillary NMIBC have been enrolled. We expect full accrual in Q4 2021 and an initial readout anticipated in Q1 2022.

Anktiva has been well tolerated in this trial with a serious adverse event rate of 2% for each individual event. One patient in our Phase II trial of BCG unresponsive papillary NMIBC has discontinued the trial due to painful urination and frequent urination that the investigator deemed as probably related to Anktiva. A second patient has also discontinued this trial due to cystitis that the investigator deemed as probably related to Anktiva. There have been nine serious adverse events reported in this Phase II trial as of December 4, 2020 and each has occurred only once: angina pectoris, bacteremia, escherichia bacteremia, hematuria, chest pain, back pain, flank pain, hemorrhagic stroke, anemia, and pancreatitis.

Non-Small Cell Lung Cancer

Opportunity

Lung cancer is the second most common cancer in the United States. In 2018, in the United States alone it is estimated that 228,820 new cases of lung cancer will be diagnosed, and 135,720 deaths will be attributed to the disease. Lung cancer is divided into two forms, NSCLC and SCLC, with NSCLC comprising 85-90% of lung cancer cases in the United States. Approximately 55% of NSCLC cases are metastatic, and we estimate that 20% of those metastatic cases involve relapsed or refractory cancers.

Standard of Care

The development of checkpoint inhibitors, such as nivolumab, pembrolizumab and atezolizumab, targeting PD-1 and its ligand PD-L1, or PD-L1, have provided an improvement in the survival of treated patients. PD-1 and PD-L1 are proteins referred to as checkpoints that exist on the surface of cells and act to suppress the adaptive immune system. PD-1 and PD-L1 checkpoint inhibitor drugs bind to the proteins and interfere with their suppressive mechanisms. The aforementioned therapies are FDA-approved for patients with metastatic NSCLC. The application of these new therapies to NSCLC has been revolutionary, doubling the median overall survival in some settings; however, patient response may be short lived, due to late response and/or progression after achieving an initial response.

As with bladder cancer, Anktiva enhances the proliferation and activation of NK and T cells critical for targeting and killing of lung cancer cells. There is therefore a strong rationale to evaluate Anktiva in addition to an anti–PD-1 or anti–PD-L1 checkpoint inhibitor for patients with NSCLC who have relapsed after achieving an initial response to PD-1 or PD-L1 checkpoint inhibitor therapy.

Clinical Development

Our registrational intent trials of Anktiva in NSCLC are listed below.

#1.	Cohort of QUILT-3.032, #2. Cohort of QUILT-2.023, #3. Cohort of QUILT-88, #4. Clinical trial operated by NantKwest using haNK, * Combination with NantKwest using PD-L1 t-haNK

Development in First Line Lung Cancer

We are enrolling patients in a randomized Phase III trial to evaluate Anktiva plus checkpoint inhibitor combinations versus other checkpoint inhibitor combinations in the first line setting for NSCLC. Patients will be treated either in cohort A (immunotherapy for either squamous or nonsquamous NSCLC with PD-L1 TPS ≥1%), cohort B (chemoimmunotherapy for squamous NSCLC), or cohort C (chemoimmunotherapy for nonsquamous NSCLC). Each study cohort will be analyzed separately. Cohort A stratifies patients based on squamous or non-squamous NSCLC types and PD-L1 expression. Patients are randomized 1:1 into a control arm where patients receive single agent pembrolizumab or an experimental arm where patients receive pembrolizumab plus Anktiva. Cohort B will randomize squamous NSCLC patients 1:1 into a control arm where patients receive an induction phase of carboplatin plus taxane plus pembrolizumab and a maintenance phase of pembrolizumab or into an experimental arm where patients receive the same treatment with the addition of Anktiva in both the induction and maintenance phases. Cohort C will randomize nonsquamous NSCLC patients 1:1 into a control arm where patients receive an induction phase of platinum-based chemotherapy plus pemetrexed plus pembrolizumab and a maintenance phase of pembrolizumab or into an experimental arm where patients receive the same treatment with the addition of Anktiva in both the induction and maintenance phases. Progression free survival is the primary outcome of all three cohorts.

Development in Second Line or Greater Lung Cancer

Analysis of the pooled data from a Phase I study conducted from January 2016 to June 2017 in 23 patients, and a subsequent investigator-initiated Phase II trial conducted by the Medical University of South Carolina yielded confirmation of efficacy of the combination of checkpoint and Anktiva in relapsed NSCLC. In 15 patients with PD-L1 greater than 50%, the overall response rate was 38% and the median overall survival rate was 17.1 months (4.6, ongoing). These findings are favorable relative to the response rate seen in this patient population in the first line setting with checkpoint inhibitor therapy.

On the basis of these findings, we initiated a single-arm Phase IIb multicohort trial of Anktiva and checkpoint inhibitor combinations in patients who have previously received treatment with PD-1/PD-L1 immune checkpoint inhibitors per an FDA-approved indication. We are leveraging this trial to advance our program in second line or greater NSCLC. Enrollment is ongoing, and through December 2020, 131 patients have been enrolled in the following cohorts:

Phase IIb: Multi-Cohort Trial (Anktiva + Checkpoint)		Enrolled Patients
Cohort 1 Third Line Patients Checkpoint Failures Alone	Lung Cancer: Non-Small Cell	18 / 18 Enrolling
	Lung Cancer: Small Cell	10 / 10 Enrolled
	Head & Neck Squamous Cell Carcinoma	6 / 18 Enrolling
	Melanoma	14 / 18 Enrolling
	Renal Cell Carcinoma	7 / 18 Enrolling
	Gastric	3 / 18 Enrolling
	Urothelial	1 / 18 Enrolling
	Cervical	2 / 18 Enrolling

Cohort 2 Second Line Checkpoint Failures Alone	High PD-L1 NSCLC	10 / 20 Enrolling

Cohort 3 Second Line Concurrent Chemo + CPI Failures	NSCLC	19 / 19 Completed Enrollment

Cohort 4 Second or Third Line Concurrent Chemo + CPI Stable Disease	NSCLC, Urothelial, HNSCC, RCC	(33 lung cancer patients) 41 / 41 Completed Enrollment

Preliminary Results for NSCLC from Ongoing Phase IIb Multi Cohort Trial

88 out of a total of 131 patients who have been enrolled and assigned to a cohort in the Phase IIb trial as of December 2020 are lung cancer patients, with 78 having NSCLC and 10 having SCLC.

Serious adverse events attributed to Anktiva are rare. Among 131 patients enrolled in our ongoing Phase IIb multi-cohort clinical trial of Anktiva combined with checkpoint therapy, the common Anktiva attributed grade 1 and 2 adverse events currently include: injection site reaction (69%), chills (32%), fatigue (37%), pyrexia (28%), influenza-like symptoms (15%), nausea (20%) and decreased appetite (21%). A total of 24 grade 3 and 4 adverse events attributed to Anktiva have been reported among 15 patients in the trial as of December 2020. All reported grade 3 and 4 adverse events have occurred at a frequency of 5% or less; seven patients have reported anemia, four patients have reported dyspnea, three patients have reported pain, hypertension or pneumonia, and two patients have reported asthenia, sepsis, delirium or a change in mental status, arthralgia, hip fracture, haemoptysis, increased alanine aminotransferase, increased aspartate aminotransferase or increased blood alkaline phosphatase. All other occurrences of grade 3 or 4 adverse events that the clinical trial site investigators have reported as suspected as being due to Anktiva include: influenza like illness; injection site pain; injection site pruritus; injection site reaction; increased alanine amino transferase; increased aspartate amino transferase; increased blood alkaline phosphatase; decreased lymphocyte count; weight loss; cellulitis; deep vein thrombosis; sepsis; hypovolemic shock; anemia; colitis; diarrhea; delirium; respiratory failure; and maculopapular rash.

Despite progressing on checkpoint therapy upon entry into the trial, the majority of patients demonstrated durable stable disease, some extending as long as nine months in this ongoing study as seen in the spider plot below. The spider plot below shows preliminary evidence of long-term stable disease and disease control in second and third line NSCLC patients who were progressing on checkpoint therapy upon study entry. We anticipate meeting with the FDA for an end of Phase II meeting and special protocol assessment relating to this trial during Q2 2021.

Based on the above data, in July 2020, Anktiva was selected for inclusion in the multi-institutional Lung-MAP nationwide master protocol as a sub-study of NSCLC patients. We are currently working with Lung-MAP on the design of an Anktiva plus checkpoint inhibitor sub-study.

Anktiva in Combination Therapy

Aldoxorubicin is an albumin-linked formulation of doxorubicin with reduced cardiotoxicity, while maintaining clinical activity. In a previously completed Phase III trial by our licensor CytRx Corporation (“CytRx”), aldoxorubicin showed lower cardiotoxicity compared to five other drugs, one of which was doxorubicin, chosen by the investigators. The primary endpoint in this trial was median progression-free survival, which was not achieved. Although not statistically significant, aldoxorubicin resulted in a median of four months of progression-free survival, as compared to three months for the other drugs. Serious adverse events were reported in 91 of the 213 patients receiving aldoxorubicin. Treatment-related grade 3 and 4 adverse events reported by at least 5% of patients in this trial included: neutropenia; anemia; febrile neutropenia; thrombocytopenia; leukopenia; stomatitis; decreased white blood cell count, neutrophil count, platelet count or lymphocyte count; sepsis; hypophosphatemia; respiratory, thoracic and mediastinal disorders; administration site disorders; and nervous system disorders, many of which were also reported in the comparison arm. In a previously completed Phase II trial by CytRx, aldoxorubicin, in a higher effective dose, resulted in lower cardiotoxicity compared to a lower dose of doxorubicin and indicated evidence of clinical activity. Median progression-free survival, the primary endpoint in this trial, was achieved with statistical significance. Serious adverse events were reported in 33 of the 83 patients receiving aldoxorubicin. Treatment-related grade 3 and 4 adverse events reported by at least 5% of patients in this trial were febrile neutropenia and anemia, which were also reported in the group administered doxorubicin. We anticipate presenting CytRx’s Phase II and Phase III data, in combination with the results of our ongoing trials as described below, in our discussions with the FDA regarding regulatory approval.

A comprehensive immunotherapeutic approach will require manipulation of the tumor microenvironment both to activate not only NK and T cells (modality 1), but also tumoricidal macrophages (modality 2) to overcome immunosuppressive macrophages, Tregs and myeloid derived suppressor cells. By combining Anktiva (modality 1) with aldoxorubicin (modality 2), we are exploring a comprehensive, combination immunotherapy in the three Phase II trials below. These trials evaluate multiple agents and are designed to assess the additive and individual contributions from Anktiva and aldoxorubicin.

Anktiva (N-803) in Combination with Aldoxorubicin

#1.	Cohort of QUILT-3.032, #2. Cohort of QUILT-2.023, #3. Cohort of QUILT-88, #4. Clinical trial operated by NantKwest using haNK, * Combination with NantKwest using PD-L1 t-haNK

Metastatic Pancreatic Cancer

Pancreatic cancer is the third leading cause of cancer-related death in the United States, with an estimated 47,050 deaths and an estimated 57,600 new cases expected in 2020.

Surgery and subsequent adjuvant chemotherapy is the preferred treatment option for pancreatic cancer. Approximately 82-89% of pancreatic cancer cases are recurrent or metastatic, and 80% of pancreatic cancer patients relapse. For the majority of patients who present with more advanced disease, treatment typically consists of chemotherapy alone or supportive care for metastatic patients, and chemotherapy with or without radiation for those with locally advanced disease. Conventional immunotherapy is not part of the standard of care for these patients and the prognosis is not promising, with a 5-year survival rate of 3%.

Exploratory Phase Ib/II trials and spINDs in patients with second line or greater metastatic pancreatic cancer in which Anktiva and aldoxorubicin were combined with off-the-shelf NK, or haNK, cells and other agents showed a durable complete remission in patients with advanced disease. The primary endpoints of the Phase Ib and II portions of the study were safety and objective response rate, respectively. In aggregate, 82% of patients (14 / 17) with advanced pancreatic cancer achieved disease control following combination therapy including Anktiva and aldoxorubicin. A single patient demonstrated an ongoing complete response, over nine months in duration through August 2020 with a significant and rapid decline of their cancer antigen 19-9, or CA19-9, levels. There were no Anktiva-related grade 3 or 4 adverse events reported.

Based on this encouraging data, we are enrolling patients in a Phase II trial. In first line advanced pancreatic cancer we are evaluating the combination of Anktiva with aldoxorubicin and low dose chemotherapy with or without PDL1 t-haNK versus Gemcitabine/Abraxane as the standard of care control arm in this randomized trial. In second line advanced pancreatic cancer we are evaluating the combination of Anktiva with aldoxorubicin and low dose chemotherapy + PDL1 t-haNK versus 5FU/Onivyde as the standard of care control arm in this randomized trial. In third line and beyond, we are evaluating the combination of Anktiva with aldoxorubicin and low dose chemotherapy + PDL1 t-haNK in a single arm cohort of this trial. The primary endpoint is overall survival and as of January 2021, 15 out of 18 (83%) of patients enrolled remain alive to date. We plan to meet with the FDA for an end of Phase II meeting and special protocol assessment during the second half of 2021 to discuss the adequacy of this trial design for the approval of combination therapies for pancreatic cancer.

Triple Negative Breast Cancer

Breast cancer is the fourth leading cause of cancer-related death in the US, with an estimated 42,690 deaths from the disease and an estimated 279,100 new cases expected in 2020. TNBC is an aggressive subtype of breast cancer with limited treatment options and a poor prognosis that accounts for approximately 10-20% of all breast cancer types. 27% of cases are metastatic and recurrent. TNBC tumors frequently present at an advanced stage, are very heterogeneous (not all types and subgroups have been defined) and are associated with a higher risk of early relapse. They are characterized by a lack of hormonal receptor expression (estrogen receptor, or ER, and progesterone receptor, or PR), and an absence of human epidermal growth factor receptor 2, or HER2, protein expression or ERBB2 gene overexpression and/or amplification, which makes ER, PR and HER2 targeted therapies ineffective at treating TNBC. The checkpoint inhibitor atezolizumab has become the new standard of care for patients with advanced TNBC who are PD-L1 positive.

Additionally, the Merck-sponsored KEYNOTE-086 Phase II clinical trial that led to approval of the checkpoint inhibitor pembrolizumab in previously treated metastatic TNBC patients reported two out of 170 patients with a complete response and showed disease control in 13 of the 170 patients. Recently Immunomedics received approval for third line TNBC for their drug sacituzumab govitecan-hziy, in which the overall response rate was 33.3% and the median duration of response was 7.7 months.

We have treated nine patients in a Phase Ib/II trial of heavily pre-treated, metastatic TNBC with a combination immunotherapy that included Anktiva and aldoxorubicin, along with several other immunotherapy agents. Two out of the nine patients had complete responses to the combination therapy with eight of the nine patients having disease control. The primary endpoints of the Phase Ib and II portions of the study were safety and objective response rate, respectively. Serious adverse events reported in the trial included disease progression, pyrexia, mastitis, pneumonia, nausea, cholecystitis and pain in extremity, each of which was reported only once. These early results showed the potential of immunotherapy agents in the treatment of TNBC and provided the rationale for our further development of Anktiva and aldoxorubicin in this disease.

This study is further discussed in the section titled Nant Cancer Vaccine. The exploratory Phase Ib/II trial in the patients with advanced TNBC showed a disease control rate of 89% (n=9) with a complete or partial response of 67% (6 / 9). The median progression-free survival was 14.3 months with median overall survival of 20.2 months to date (December 2020).

The results from this study are shown in the table below. We have not conducted a head-to-head clinical trial comparing to pembrolizumab or atezolizumab.

ImmunityBio: Exploratory Trial in Advanced TNBC with aldoxorubicin + Anktiva + haNK

Subjects with Complete or Partial Overall Response (immune-related response criteria, or irRC)(1)	6 / 9 (67%)
Subjects with Complete Response (irRC)	2 / 9 (22%)
Subjects with Disease Control (irRC)	8 / 9 (89%)
Median Duration of Response (irRC)	12.7 months
Median Progression-Free Survival (irRC)	13.7 months
Average Overall Survival to date (median not yet reached)	19.2 months

(1)

Immune-related response criteria were adopted as a modification of the traditional response evaluation criteria in solid tumors. Immune-related response criteria was designed to specifically account for the rapid increase in tumor volume that is followed by durable responses that is associated with immunotherapy treatment.

Furthermore, the preliminary findings of our study in advanced metastatic (third-line or greater) TNBC where modalities 1, 2, and 3 were combined, showed 13.7 months progression-free survival and 19.2 months overall survival, as seen below. The Phase III IMpassion130 study of atezolizumab plus nab-paclitaxel in first line metastatic TNBC patients reported progression-free survival of 7.2 months and an overall survival of 21.3 months. We have not conducted a head-to-head clinical trial with atezolizumab.

Based on the promising results of durable complete responses in the exploratory Phase II clinical trial of metastatic TNBC, a third line metastatic TNBC trial has been designed combining Anktiva and aldoxorubicin in patients who had relapsed standard of care. In addition, a protocol is being developed for the neoadjuvant treatment with TNBC to explore pathological complete responses compared to standard of care, and we anticipate meeting with the FDA for an end of Phase Ib/II meeting and special protocol assessment during Q3 2021.

Recurrent Glioblastoma

Glioblastoma has an incidence of two to three per 100,000 adults per year, accounting for about 52% of all primary tumors to the brain and about 17% of all primary and metastatic brain tumors. It is an incurable disease based on current approved therapies. Relapsed patients usually receive bevacizumab with an objective response rate of approximately 20%, and overall survival of approximately 31 weeks. To date, clinical trials assessing novel therapies for recurrent glioblastoma have resulted in only modest increases in progression-free survival and minimal increases in overall survival.

We are developing a protocol to treat recurrent glioblastoma using aldoxorubicin. Unlike doxorubicin, aldoxorubicin appears to penetrate the blood-brain barrier in humans and is associated with objective tumor responses, stable disease and prolonged survival.

A single arm Phase II trial was completed in 2016 that assessed the preliminary efficacy and safety of aldoxorubicin administered to recurrent glioblastoma patients who progressed after first line therapy. The primary endpoint of the trial was objective response rate. Out of 28 subjects, investigator assessment of best overall tumor response reported one patient with a partial response and 11 patients with stable disease. Treatment-related grade 3 or 4 adverse events included: neutropenia; thrombocytopenia; febrile neutropenia; lymphopenia; anemia; decreased white blood cell count, neutrophil count or lymphocyte count; fatigue; mucosal inflammation; somnolence; hemiparesis; intestinal perforation; oral candidiasis; decreased appetite; and hypertension.

The MRI scans presented below demonstrate reduction in tumor mass at six weeks after treatment with aldoxorubicin in one patient. Panels A and B show coronal sections of the brain demonstrating reduction in tumor volume in the right temporal lobe. Panels C and D show transverse sections of the brain demonstrating reduction in tumor volume and associated edema six weeks after aldoxorubicin treatment.

In preclinical settings, we evaluated the preclinical activity of Anktiva in a murine GL261-luc glioblastoma model. We showed that Anktiva, as a single-agent treatment as well as in combination with an anti-PD-1 antibody or stereotactic radiosurgery, exhibits a robust antitumor immune response resulting in prolonged survival including complete remission in tumor bearing mice. As seen in the diagrams below, Anktiva-treated mice had decreased tumor volume and increased median survival compared to control. In addition, Anktiva treatment resulted in long-term immune memory against glioblastoma tumor rechallenge.

Given the unique characteristics of aldoxorubicin, with the ability to cross the blood-brain barrier, and compelling preclinical data for Anktiva, including durable responses driven by robust T cell infiltration of the tumor microenvironment, we are enrolling patients in a Phase II recurrent glioblastoma trial combining aldoxorubicin with Anktiva.

Below is our proposed schema design for glioblastoma. This study is currently pending IND submission. We anticipate an end of Phase II/III meeting and special protocol assessment with the FDA during Q2 2021.

Merkel Cell Carcinoma

Merkel cell carcinoma is a highly aggressive and fatal disease for a large proportion of patients who have progressed during or post-treatment with a checkpoint inhibitor. Increasing in incidence, approximately 2,800 new cases are reported in the United States each year. Approximately 33-55% of Merkel cell carcinoma patients have a metastatic or recurrent version of the disease. Patients with metastatic Merkel cell carcinoma have an extremely poor prognosis, with only 19% of patients with metastatic Merkel cell carcinoma surviving longer than 5 years. To address this unmet need, Anktiva is included in a NantKwest run single-arm study in combination with CD-16 expressing haNK cells and the anti PD-L1 checkpoint inhibitor avelumab. The study will include patients who failed all standard of care treatments for Merkel cell carcinoma, including checkpoint therapy. Clinical trial sites are currently being activated and the first clinical trial patient was dosed in March 2020. In the Phase 1 study, promising findings were noted with this combination, resulting in complete remission lasting for four years as of September 2020.

Anktiva for Infectious Disease Indications

As an immunotherapy pioneer, we have recognized that our research in oncology with Anktiva, via its ability to activate NK and T cells, has broad applicability to infectious disease. Cancers and viruses share the ability to mutate and adapt to their environment. Cancer cells can evolve to therapies applied to the host, rendering such therapies less effective or ineffective. Similarly, viruses adapt by mutating antibody targets, rendering certain antibodies and antibody-inducing vaccines ineffective. Immunotherapies, by activating CD8+ and NK cells, may also act as an effective agent in addressing indications beyond oncology, as evidenced by our Anktiva preclinical data in infectious disease. We believe our antibody cytokine fusion protein has unique potential to address vast unmet needs in the treatment of infectious diseases, including HIV.

HIV

Anktiva is being evaluated in subjects infected with HIV and multiple investigator-initiated Phase I clinical trials at the University of Minnesota and the University of California San Francisco, and a national multi-site trial with the AIDS Clinical Trial Group, or the ACTG, are in development.

The current strategy for curing HIV is known as the “kick and kill” approach. The “kick” is to induce HIV out of its latent resting state in T cells and the “kill” is to remove or kill the infected cells via an immune response or immunotherapy. Anktiva is a molecule capable of both kick and kill in this strategy because of its ability to activate viral transcription in CD4+ T cells (kick) while strongly activating CD8+ effector memory cells and NK cells important for recognizing and killing HIV infected cells (kill), as well as directing these cells to sites of viral reservoirs.

In multiple non-human primate experiments, Anktiva has been shown to activate CD8+ and NK cells and home these cells to lymphoid organs including normally T cell protected areas such as B cell follicles, reducing the amount of virus in these tissues at the same time. In these animal studies a significant reduction of plasma viremia was observed in NHPs infected with Simian Immunodeficiency Virus, or SIV, for over one year, who were given Anktiva weekly for four weeks.

Recently, Anktiva has also shown strong activation of SIV from latency in NHP that are also CD8+-depleted, indicating an additional mechanism for shocking HIV out of hiding and perturbing the viral reservoir ultimately necessary in HIV cure strategies.

In unpublished NHP data, Anktiva plus one or two anti-HIV broadly neutralizing antibodies, or bNAbs, has allowed long term suppression of simian/human immunodeficiency virus replication in the absence of anti-retroviral therapy in nine of the 13 animals.

To follow on from these preclinical experiments, a Phase I clinical trial (N=46) of Anktiva plus two bNAbs sponsored by National Institute of Allergy and Infectious Diseases (NIAID) and conducted by the ACTG where the IND has been filed as of December 2020. This trial will learn whether Anktiva in combination with bNAbs can result in long term viral remission in the absence of anti-retroviral drugs, functionally curing patients from HIV infection.

Clinical Evidence of Viremia Control in HIV Patients

With respect to HIV, a Phase I clinical dose escalation study with the aim to determine the safety and tolerability of Anktiva in HIV-infected patients has been completed. The study has mirrored preclinical results in non-human primates in that Anktiva induces significant activation and proliferation of T and NK cells, shows evidence for activating virus transcription, suggests reservoir reduction in peripheral blood mononuclear cells, or PBMC, and produces no evidence of production of IL-15 antibodies or cytokine side effects, as shown in the figure below. The figure below shows a decrease over time in the number of cells with measurable HIV.

A second Phase I trial with total enrollment of eight patients is currently evaluating Anktiva in combination with adoptive transfer of haplo-identical NK cells. The primary and secondary objectives of this trial are to determine the safety of adoptive transfer of haploidentical NK cells when given with Anktiva therapy to HIV infected subjects who are on fully suppressive HIV therapy and to determine if adoptive transfer of haploidentical NK cells will decrease HIV virus reservoirs, respectively. HIV-infected individuals who have been maintained on suppressive antiretroviral therapy for a minimum of 12 months with a CD4 count >500 cells/µl will be eligible for the therapy.

An additional Phase II protocol, anticipated to enroll 15 patients, in development with the Thai Red Cross and the U.S. Military HIV Research Program, is designed to investigate the safety, tolerability and immunostimulatory effects of administering Anktiva during acute HIV infection. Anktiva will be administered subcutaneously at weeks zero, three and six (for a total of three doses) and will be initiated together with antiretroviral therapy in order to determine if the immunostimulatory effects of Anktiva will reduce the amount of HIV present during acute infection. The study duration for individual participants will be approximately 12 weeks. It is hypothesized that Anktiva initiated with antiretroviral therapy during acute HIV infection will not result in complications or additional toxicities compared with anti-retroviral therapy alone, and may result in a reduced viral load in these subjects.

Antibody Cytokine Fusion Proteins in Development

In addition to Anktiva, we are developing novel cytokine fusion proteins to further enhance NK and T cell activation directed to the tumor microenvironment and modulate the systemic and local immune response to further amplify tumor destruction.

N-820: IL-15 / CD20

N-820 is a novel bifunctional protein, fusing Anktiva with anti-CD20. The N-820 molecule allows for CD20-targeted antibody-dependent cellular cytotoxicity, or ADCC, while targeting IL-15 activity to areas expressing CD20, such as B cells, lymphomas and leukemias, particularly non-Hodgkin lymphoma and chronic lymphocytic leukemia, respectively.

In preclinical studies, N-820 depleted B cells in the blood, lymph nodes and spleen of non-human primates, and directly targeted CD20-expressing B cell lymphoma cells akin to rituximab. N-820 was selectively targeted to the lymph nodes and other organs such as the liver, whereas rituximab persisted in blood, and simultaneously activated NK cells to enhance ADCC to induce cell death of B-lymphoma cells. This directed localization of IL-

15 activity to the targeted tumor cells may allow for precise induction of a local immunological response and a robust cell death outcome within a lesion or cancerous tissue (e.g., a cancerous lymph node).

N-809: IL-15 / Anti-PDL1

N-809 is a fusion of Anktiva with a proprietary anti-PD-L1. In collaborative in vivo studies with the NCI, we observed that N-809 has the same ability to bind PD-L1 as an anti-PD-L1 monoclonal antibody, N-809 tripled proliferation and doubled activation of T cells in tumor-bearing mice, and effected clearance of human bladder cancer cells that express PD-L1 in which localization of N-809 to the tumor site was witnessed for 24 hours. Accumulation to the site of PD-L1 expressing tumor cells was specific to N-809, which cured six out of ten tumor-bearing mice. N-809 also increased the cytotoxic potential of NK cells, effecting lysis of several tumor cell types. Similarly, the highest level of ADCC was seen when N-809 was added to patient-derived NK cells. In a subsequent study, N-809 enhanced NK and CD8+ T-cell activation and function when compared with an Anktiva and anti-PD-L1 combination. Overall, N-809 increased survival rate in preclinical animal cancer models when compared to the combination of Anktiva and anti-PD-L1.

N-830: TNT / TGF-ß Trap

Necrotic areas appear in cancer lesions when rapidly dividing cancer cells die (known as necrosis) due to insufficiencies in available nutrients, growth factors, and/or oxygen supply or due to patient treatment with radiation or other cancer therapies. Necrosing cells in these areas lyse and reveal their intracellular DNA to extracellular factors. Using exposed DNA as a target, we are developing an antibody-based fusion protein, N-830, which recognizes single and double-stranded DNA through the tumor necrosis targeting, or TNT, antibody and serves as a decoy receptor, or trap, for secreted TGF-ß. An earlier version of the TNT antibody that was radiolabeled and used as a diagnostic demonstrated selective targeting to and prolonged retention in tumors of clinical trial patients. TNT antibody administration following cytoreductive therapies demonstrated increased localization of the antibody to tumors in animal models and enhanced median survival in patients.

TGF-ß plays a pivotal role in fibrosis in a variety of clinical diseases including cancer, autoimmunity, and infectious disease. By creating the TNT-TGFß trap fusion protein, N-830, ImmunityBio is developing this potential therapeutic to decrease fibrosis in naturally fibrotic cancers (e.g. pancreatic cancer, hepatocellular carcinoma, breast cancer, etc.) or for coupling with radio- or chemotherapy regimens which are known to induce large populations of necrotic cell bodies at the tumor site.

As a point of comparison, Merck KGaA is developing a similar molecule, bintrafusp alfa, in partnership with GSK. Unlike bintrafusp alfa, which only directs its TGF-ß Trap to PD-L1 expressing tumors, N-830 can target all solid tumors via TNT.

N-812: TNT / IL-12

In addition to using the TNT antibody as a means of targeting tumors for the removal of cytokines like TGF-ß using the “trap” mechanism, the TNT strategy also enables tumor-specific delivery of other fusion partners, such as immune-activating cytokines. IL-12 stimulates the cytotoxic activity of CD8+ T and NK cells against cancer cells and diminishes the activity of inhibitory cytokines like IL-4. However, due to its potency, IL-12 is particularly toxic when administered systemically, which has significantly limited its clinical development. Here, by fusing IL-12 to TNT, we have developed a potential therapeutic to direct the localization of IL-12 to the necrotic tumor cells via TNT, thus activating cytotoxic immunity at the tumor microenvironment, while avoiding potential systemic toxicity. In collaborative in vivo studies with the NCI, six out of ten tumor-bearing mice had complete responses by the combination of an IL-12 fused to a different tumor necrosis targeting antibody with Anktiva and our hAd5 vaccine immunizing for mutations expressed only by tumor cells (neoepitopes). Further analysis of these experiments demonstrated that this treatment regimen effected cytotoxic T cell infiltration into the tumor microenvironment and the formation of immunological memory in cured animals. Our lead TNT / IL-12 fusion product (N-812) candidate is entering pre-IND development.

Aldoxorubicin (Modality 2)

Introduction to Synthetic Immunomodulators

Albumin serves as a transport protein to deliver molecules to the tumor microenvironment. In patients with cancer, immuno-evasion occurs as a result of suppressor macrophages (M2) and inhibitory myeloid suppressive cells and Treg cells. By delivering chemotherapeutic agents such as paclitaxel and doxorubicin to this tumor microenvironment, the possibility exists for immunomodulation and overcoming these suppressive cells by these agents. Abraxane (an albumin-bound paclitaxel) has been demonstrated to penetrate the tumor microenvironment and convert suppressor macrophages (M2) to tumoricidal macrophages (M1). Aldoxorubicin, a similarly albumin-linked formulation of doxorubicin, accumulates in tumors and releases the active ingredient in doxorubicin in the low-pH and hypoxic milieu of the tumor. We describe this modality as synthetic immunomodulation.

Limitations of Doxorubicin and Introduction to Aldoxorubicin

Doxorubicin is currently approved in 14 indications and is used alone or with other drugs to treat breast cancer (post-surgery and in metastatic disease), Hodgkin lymphoma and metastatic SCLC. Typically, doxorubicin, which carries a black box warning, is delivered systemically and is highly toxic, which limits its dose to a level below its maximum therapeutic benefit. Doxorubicin is also associated with many side effects, especially the potential for damage to heart muscle at cumulative doses greater than 450 mg/m2.

Aldoxorubicin HCl (also known as INNO-206 or DOXO-EMCH) is an albumin-linked formulation of doxorubicin. Aldoxorubicin accumulates in tumors, and then the linker is cleaved in the low pH and hypoxic tumor environment releasing doxorubicin into the tumor, which enhances delivery of the chemotherapeutic agent directly to the tumor with lower cardiotoxicity. Aldoxorubicin was exclusively licensed from CytRx. See “—License and Collaboration Agreements.”

The orchestration of aldoxorubicin with Anktiva has the potential to further synergize the cytotoxicity activity with the activity of NK and T cells.

Unique Properties of Aldoxorubicin

Aldoxorubicin is a rationally engineered cytotoxic which combines doxorubicin with a novel linker molecule that binds directly and specifically to circulating albumin, the most abundant protein in the bloodstream. Protein-hungry tumors concentrate albumin, which facilitates the delivery of the linker molecule with the attached doxorubicin to tumor sites. The active ingredient in aldoxorubicin, doxorubicin, is released in the acidic environment of the tumor, but not the neutral environment of healthy tissues.

Aldoxorubicin provides efficacy through the same cytotoxic mechanism of action as the active ingredient in doxorubicin. In a previously completed Phase III trial by our licensor CytRx patients with soft tissue sarcoma were randomized to aldoxorubicin versus investigators’ choice as a treatment for relapsed or refractory soft tissue sarcoma. In this Phase III trial, aldoxorubicin showed lower cardiotoxicity compared to five other drugs, one of which was doxorubicin, chosen by the investigators. Additionally, CytRx also completed a Phase II trial in 126 enrolled patients with advanced soft tissue sarcoma comparing aldoxorubicin at a higher dose (350 mg/m2) versus doxorubicin at a lower dose (75 mg/m2), in which aldoxorubicin showed a statistically significant increase in median progression-free survival (the primary endpoint of the trial) and lower cardiotoxicity compared to a lower dose of doxorubicin. Because aldoxorubicin is albumin-linked, it provides immunomodulation properties by entering the tumor microenvironment and releasing its active ingredient in the low-pH environment of the cancer cell. We believe that, based on this unique property, aldoxorubicin can be given in greater doses than doxorubicin. There is considerable Phase I, II and III data demonstrating aldoxorubicin’s superior cardiotoxicity profile and in the referenced CytRx Phase II trial in sarcoma noted below, statistically significant increased clinical activity as measured by progression-free survival (the primary endpoint of the trial) compared to doxorubicin.

Using this acid-sensitive linker technology, aldoxorubicin delivers greater doses of doxorubicin (three and a half to four times). To date, there has been no evidence of clinically significant effects of aldoxorubicin on heart muscle, even at cumulative doses of the drug well in excess of 2,957 mg/m2.

Aldoxorubicin Single Agent Study

Aldoxorubicin has been extensively studied in Phase I, II and III as a single agent and in combination with Ifosfamide/Mesna (Phase Ib/II). The furthest development has been in soft tissue sarcomas where Phase I, II and III studies have been completed, and we are preparing to discuss the results of these studies with the FDA. There have also been Phase II trials in lung cancer, pancreatic cancer, glioblastoma and Kaposi’s sarcoma in HIV positive patients.

Advanced Soft Tissue Sarcoma

Soft tissue sarcomas arise in any of the mesodermal tissues of the extremities, trunk, retroperitoneum, or head and neck. There will be an estimated 13,130 new cases of soft tissue sarcoma in the United States in 2020 and 5,350 deaths resulting from the disease. The 5-year survival rate for localized soft tissue sarcoma is approximately 81%, which drops 57% and 16% for regional and distant metastatic disease, respectively. Treatment for Stage I-III soft tissue sarcoma includes surgery which can be followed by radiation and chemotherapy. Stage IV disease is rarely curable, with surgery, radiation and chemotherapy (with drugs doxorubicin and Ifosfamide) being the most common therapeutic approach.

In 2014, a Phase II trial conducted by CytRx compared the safety and efficacy of aldoxorubicin to doxorubicin in patients with metastatic, locally advanced, unresectable soft tissue sarcoma. In this randomized study, patients received aldoxorubicin at 350 mg/m2 or doxorubicin at 75 mg/m2, with the lower dose of doxorubicin set due to the association between the cumulative dose of doxorubicin and cardiotoxicity. Aldoxorubicin showed lower rates of cardiac events than doxorubicin, measured as a drop in left ventricular ejection fraction, or LVEF. The rate of patients with ≥10% drop in LVEF was 8% for aldoxorubicin versus 35% for doxorubicin after four cycles of treatment. The drop in LVEF persisted at two months after the end of treatment in 3.7% of patients treated with aldoxorubicin versus 33% of those treated with doxorubicin.

The Phase II trial results also showed that aldoxorubicin had a higher rate of response than doxorubicin. The median progression free survival, the primary efficacy endpoint, was significantly longer for aldoxorubicin versus doxorubicin. The results of the study are shown below.

The figure below shows the rates of progression for aldoxorubicin versus doxorubicin based on Central Radiology Review.

In addition, in 2017, the Phase III trial of aldoxorubicin versus physician’s choice of treatment was completed. The trial was found to be underpowered to meet the primary efficacy endpoint, however, aldoxorubicin was shown to have a significantly lower cardiotoxicity compared to doxorubicin, even at nearly four times the cumulative dose of doxorubicin.

The superiority results from the Phase II trial, combined with the lower cardiotoxicity compared to doxorubicin, form the basis for our next discussions with the FDA, for potential paths to registration, including in advanced soft tissue sarcoma.

Adenovirus (Modality 3)

Introduction to Our Second-Generation Adenovirus-based Vaccine Technology

The purpose of a vaccine is to train the immune system to recognize and attack tumor cells or pathogen-infected cells in the body. Adenovirus is a well-established viral vector and can be utilized as a vaccine to stimulate the immune system. Adenoviruses are efficient at infecting human cells, and the side effects of adenoviral vaccination are mild compared to chemotherapy and immunotherapy. In oncology, exponential advances in the ability to identify TAAs and neoepitopes have spurred the development of cell mediated immune based therapies that target TAAs to treat cancers across multiple tumor types. The natural antiviral immune response can be utilized to reprogram the tumor microenvironment from “cold” to “hot” by inducing a T cell mediated response against cancer cells.

In preclinical study vaccinations, our hAd5 technology has led to T cell responses against the vaccine target, or immunogen. Importantly, adenovirus-induced tumor killing by T cells led to exposure of other tumor-specific immunogens, greater T cell recognition of tumors, and amplification of the T cell tumoricidal response, a concept known as epitope spreading. This is a basis for “cold-to-hot” conversion of the tumor microenvironment, T cell targeting of cancer cells with rare mutations, and establishment of tumor-specific T cell memory.

By generating an anti-TAA or neoepitope-specific memory T cell population, the potential for prolonged survival can be established. The presence of high densities of memory T cells in patients with colorectal cancer, for example, is directly correlated with better disease-free and overall survival compared to patients with low densities of the same, further making neoepitope and TAA specific memory T cells coveted contenders for immunotherapy.

First Generation Versus Second-Generation Adenovirus in a COVID-19 Context

First generation adenovirus vectors feature the deletion of E1 and/or E3 genes normally responsible for producing viral structural proteins that generate anti-adenovirus-specific immune responses [E1- E3-]. Because adenoviruses are among the causes of the common cold, adenovirus immunity can be as high as 40-70% of the population. Therefore, using these first-generation adenovirus vectors as vaccines faces an immediate hurdle in needing to overcome this pre-existing immunity against the vector itself. Current developers of adenovirus-based COVID-19 vaccines and vaccine candidates appear to be challenged with reduced immunogenicity in patients with pre-existing adenovirus immunity. To address this issue, we have established a second-generation adenovirus vaccine candidate, leveraging our hAd5 technology, with the capability of being administered in the presence of this pre-existing adenovirus immunity for the delivery of tumor associated antigens or SARS-CoV-2 antigens in the fight against COVID-19, as a primary vaccine and/or as a booster to other vaccines.

Our advanced second-generation adenovirus technology, with two additional deletions in the E2b region [E1-, E2b-, E3-], confers advantageous immune properties to the vaccine candidate by eliciting potent immune responses to inserted viral (e.g. COVID-19) antigens while minimizing the immune responses to the adenovirus vector itself. Neutralizing antibodies to adenovirus are directed to the adenovirus fiber protein whose expression is muted in our second-generation adenovirus technology. Thus, in individuals with pre-existing adenovirus immunity, we have demonstrated the generation of immunogenic responses to inserted antigens in multiple vaccinations over many months. Because of these modifications, we believe that our hAd5 [E1, E2b-, E3-] vectors have the potential to be superior to adenovirus [E1-] vectors in terms of immunogenicity and safety profile, and are a compelling technology to develop a COVID-19 vaccine in a rapid and efficient manner.

Multiple large pharmaceutical companies have established a first-generation Ad technology as the basis of their vaccine therapy development, including AstraZeneca (Oxford), Merck, Johnson & Johnson, and CanSinoBio. Each of these established platforms must still overcome adenovirus pre-existing immunity limitations as noted above. For example, Johnson & Johnson’s strategy to overcome adenovirus immunity is to utilize a rare adenovirus type known as Ad26 while AstraZeneca uses adenoviruses from chimpanzees, or ChAdOx1. We expect vaccine candidates utilizing a first-generation adenovirus technology may face difficulties associated with anti-adenovirus immunity upon the administration of booster vaccinations that will likely be necessary.

Our Next Generation COVID-19 Vaccine Candidate

The Differentiated Approach and Current Status of Our COVID-19 Vaccine Candidate Development

To address the ongoing COVID-19 pandemic, particularly in the face of mutations in Spike protein and the high efficiency of SARS-CoV-2 transmission that puts vulnerable persons and front-line workers at risk, we have developed a vaccine candidate to protect individuals from and prevent transmission of SARS-CoV-2 that elicits not only robust humoral responses but also activates T cells. This bivalent hAd5 S-Fusion + N-ETSD vaccine candidate expresses both an optimized viral spike (S) protein (S-Fusion) and a nucleocapsid protein with an Enhanced T-cell Stimulation Domain (N-ETSD) that directs N to the endo/lysosomal subcellular compartment to enhance MHC class II responses. The vaccine antigens are delivered by the second-generation adenovirus serotype 5 [E1-, E2b-, E3-] platform that is safe and effective even in the presence of pre-existing adenovirus immunity. We previously developed this attenuated hAd5 viral vector platform that can be used to rapidly generate vaccines against multiple agents, allowing production of high numbers of doses in a minimal time frame. The hAd5 platform has unique deletions in the early 1 (E1), early 2 (E2b) and early 3 (E3) regions (hAd5 [E1-, E2b-, E3-]), which distinguishes it from other adenoviral vaccine platform technologies under development, and not only allows it to be effective in the presence of pre-existing adenovirus immunity but has a very low risk of generating de novo vector-directed immunity. Genes encoding target antigens are cloned into the viral genome, which once administered in vivo infect antigen presenting cells that express the inserted antigen gene and induce immune responses to the pathogenic target. The platform induces both antibodies and cell mediated immunity (CMI).

We have utilized this platform to produce vaccines candidates against viral antigens such as Influenza, HIV-1 and Lassa fever and COVID-19. In 2009, we employed the hAd5 [E1-, E2b-, E3-] vector platform to express hemagglutinin (HA) and neuraminidase (NA) genes from the H1N1 pandemic viruses (Fig 1A). Inserts were consensus sequences designed from viral isolate sequences and the vaccine was rapidly constructed and produced. Vaccination induced H1N1 immune responses in mice, which afforded protection from lethal virus challenge. In ferrets, vaccination protected from disease development and significantly reduced viral titers in nasal washes. H1N1 CMI as well as antibody induction correlated with the prevention of disease symptoms and reduction of viral replication.

The overwhelming majority of other SARS-CoV-2 vaccines and vaccine candidates in development target only the S antigen (Fig. 1B) and are expected to elicit SARS-CoV-2 neutralizing antibody responses. In the development of our vaccine candidate, we have paid specific attention to the generation of T cells which is predicted to enhance the breath and duration of the protective immune response against the two antigens; the addition of N in particular affords a greater opportunity for T cell responses. Importantly, we have previously shown that the hAd5 S-Fusion + N-ETSD vaccine candidate elicits T helper cell 1 (Th1) dominant antibody responses to both S and N as well as T-cell activation after vaccination of a murine (CD1) pre-clinical animal model. We have also shown that the SARSCoV-2 antigens expressed by the hAd5 S-Fusion + N-ETSD construct are recognized by T cells from previously SARS-CoV-2 infected individuals when expressed by autologous monocyte derived dendritic cells. These studies provide evidence that vaccination with the hAd5 S-Fusion + N-ETSD vaccine candidate (Fig. 1C) will re-capitulate natural infection that will then generate protective antibodies and memory T cells. As described in Canete and Venuesa’s “COVID-19 makes B cells forget, but T cells remember”, T cells provide protection even in the absence of antibody responses. This is supported by Sekine et al., who characterized T cell immunity in COVID-19 convalescent patients, finding SARS-CoV-2-specific T cells in most convalescent individuals (including asymptomatic cases) with undetectable antibody responses.

Fig. 1 The hAd5 platform, SARS-CoV-2, spike, and the hAd5 S-Fusion + N-ETSD vaccine. (A) The human adenovirus serotype 5 vaccine platform with E1, E2b, and E3 regions deleted (hAd5 [E1-, E2b-, E3-]) is shown. (B) The SARS-CoV-2 virus displays spike (S) protein as a trimer on the viral surface. S protein comprises the N-terminal (NT), the S1 region including the Receptor Binding Domain (RBD), the S2 and transmembrane (TM) regions, and the C-terminal (CT); other function regions not labeled. (C) The bivalent vaccine comprises both S-Fusion and N-ETSD under control of cytomegalovirus (CMV) promoters delivered by the hAd5 [E1-, E2b-, E3-] platform.

Pre-Clinical & Non-Human Primate Challenge Studies to Date

Our preclinical studies have shown that the bivalent S-Fusion + N-ETSD hAd5 vaccine candidate resulted in robust T cell and humoral immune responses against SARS-CoV-2 S-Fusion and N-ETSD antigens. Immunogenicity in CD1 mice was assessed after two doses given 21 days apart (Day 0 and Day 21). Immune responses measured on Day 28 showed that the vaccinations elicited robust T cell responses to SARS-CoV-2. Importantly, a statistically significant CD4+ T cell response to N protein was generated in all five mice. This is consistent with studies in patients who have recovered from SARS-CoV who show memory T cells to N protein. Four out of five mice generated an S-specific antibody response with evidence of Th1 dominance. Two of these mice demonstrated potent neutralizing antibodies against the spike protein. Analysis of both T cell cytokine responses and antibody isotypes demonstrated that the overall immune response was highly skewed towards T helper, or Th1, cell dominance important for potentially mitigating the risk of antibody-dependent enhancement of infection. In addition, we have shown that the vaccine antigens, when expressed in normal human dendritic cells, are recognized by COVID-19 patient antibodies in their convalescent plasma samples and that these dendritic cells can also activate the patients’ S and N specific T cells. These results are summarized below:

•	The S-Fusion and N-ETSD optimizations to S and N, respectively, generate antigen specific B cell, CD4+ and CD8+ T cell responses in mouse models.

•	Characterization of this immune response demonstrated a Th1 bias in both T cell and antibody responses against S and N.

•	The vaccine candidate induces neutralizing antibodies in these models verified by two independent SARS-CoV-2 neutralization assays.

•	The vaccine antigens are expressed by normal donor dendritic cells and recognized by convalescent patient plasma via anti-SARS-CoV-2 antibodies.

•	The vaccine antigens are processed and presented by patient dendritic cells to activate S and N specific T cells.

Complete Protection of Nasal and Lung Airways Against SARS-CoV-2 Challenge by Antibody Plus Th1 Dominant N- and S-Specific T-Cell Responses to Subcutaneous Prime and Thermally-Stable Oral Boost Bivalent hAd5 Vaccination in an NHP Study

In addition to the preclinical mouse data summarized above, preliminary findings from the non-human primate (NHP) COVID-19 challenge study conducted at Battelle Biomedical Research Center (“Battelle”) and sponsored by Biomedical Advanced Research & Development Authority (BARDA, ASPR, DHHS) are noted below. The objective of this study was to evaluate the efficacy of novel SARS-CoV-2 vaccine candidates in NHPs. Vaccine-treated NHPs consisted of two groups (n=5/group) of male and female rhesus macaques that were administered three vaccinations of hAd5 S-Fusion + N-ETSD through a combination of subcutaneous injection (SC) and enteric-coated capsule delivery (Oral). Control NHP (n=4) were administered placebo equivalent of the treatment arm. Vaccinations occurred on study Days 0, 14 and 28. Twenty-eight days after the final vaccination (Day 56), all groups were administered virulent SARS-CoV-2 in the upper respiratory tract. Efficacy of the vaccine was assessed by clinical monitoring, testing of sera in the cPass assay for inhibition of S RBD:angiotensin converting enzyme 2 (ACE2; the natural receptor for S during the initiation of infection) and viral burden reduction (genomic and sub-genomic RNA) in the NHP.

This study provided evidence for the efficacy of subcutaneous (prime) followed by oral (boost) of the hAd5 S+N vaccine candidate to provide protection against SARS-CoV-2 challenge. The results showed that immunization with the hAd5-COVID-19 vaccine candidate inhibited SARS-CoV-2 virus replication in 100% (10 of 10) of Rhesus macaques, with a drop in viral replication starting on the first day of vaccine administration, and undetectable viral levels as early as three to five days post-challenge in most of the animals. The vaccine candidate targeted both the inner nucleocapsid (N) and the outer spike (S) proteins of the virus to maximize the immune response. The goal of targeting both S and N was to both activate virus-specific T cells and generate anti-SARS-CoV-2-neutralizing antibodies. The study showed this broad immune response led to the complete clearance of the virus in a matter of days after infection of previously-vaccinated primates. This blocking of viral replication was observed in both the lung and nasal passages. By protecting the nasal passages (the primary point of entry for the virus), the vaccine candidate has the potential to reduce reinfection. Clearing replicating viruses from nasal passages is critical for reducing transmission of the virus from immunized recipients to others.

Rapid Clearance in Nasal Passages and Lung following Challenge

Viral Replication from Nasal Swab and Lung samples (sgRNA): Immunization with hAd5 S-Fusion+N-ETSD, both as subcutaneous and oral forms, successfully cleared the viruses from lung and nasal airways with zero viral replication detected within days after challenge. A comparison of the geometric means of the vaccinated and placebo-treated macaques revealed dramatic reduction of sub-genomic SARS-CoV-2 RNA (sgRNA), indicating vaccination dramatically reduced viral replication in the nasal and lung passages (Fig. 2) These results indicate protection of both the upper and lower respiratory tract by hAd5 S-Fusion + N-ETSD vaccination and suggest the vaccination could prevent transmission as well as COVID-related morbidity and mortality.

Fig. 2 Group 2 viral replicating virus in the nasal and lung passages post-challenge.

Evidence of Memory B Cells Induced by Vaccination

Results from a microneutralization assay demonstrated potent antibody response immediately following the virus challenge in both regimens of subcutaneous prime and boost followed by a single oral boost (group 1) as well as the regimen of subcutaneous prime with two subsequent oral boosts (group 2). Group 3 & 6 are placebo controls.

As can be seen, neutralizing antibodies as high 1:9000 dilution was achieved in the vaccinated animals.

Based on these positive preclinical findings, we are advancing this next generation hAd5 COVID-19 vaccine candidate initially as a sub-cutaneous administration as our lead clinical candidate to test for its ability to potentially provide robust, durable cell-mediated and humoral immunity against SARS-CoV-2 infection. In addition to this route of administration, we are also developing our vaccine candidate into an oral and sublingual delivery formulation, which we refer to as AdenoCap. We believe AdenoCap can overcome the cold chain, global delivery and universal access challenges of an injectable vaccine and meet all the WHO preferred Target Product Profile requirements for a COVID-19 vaccine, including rapid scalability and low cost. A summary of our clinical experience to date is below.

On October 13, 2020, FDA authorized the Phase I, open-label, dose-finding study to examine the safety, reactogencity and immunogencity of the low-dose (5x1010 VP) and intermediate-dose (1x1011 VP) in healthy volunteers. The vaccine was given as a prime on day 1 and a boost on day 22.

On Nov 10, 2020, enrollment was completed for both low and intermediate dose cohorts. Volunteers tolerated both doses remarkably well with no reports of any grade 3 or grade 4 adverse events in either group. The grade 1 and grade 2 adverse events were mild in nature and the SRC met and confirmed the safety of the dose of 1×1011 VP/dose. On the basis of these preliminary safety findings, we filed an IND protocol amendment for a Phase II / III placebo-controlled, randomized, clinical trial observer-blind study to evaluate the safety, tolerability, immunogenicity, and efficacy of our hAd5 COVID-19 vaccine to be administered subcutaneously at the intermediate dose.

On December 15, 2020, we received verbal notification from FDA that the Phase II / III study was on clinical hold, pending further discussions with FDA regarding elements of the trial design. Following that notification, we engaged in discussions with FDA regarding the study and its design, including any inquiries FDA had regarding the Phase II/III protocol. On January 8, 2021, we received written notification from FDA that the Phase II/III study has been placed on clinical hold pending further review of additional information, including immunogenicity and safety data from the Phase I portion of the study. FDA will also require modifications to our Phase II/III protocol, which we are working to incorporate.

We are working to provide FDA with the requested end of Phase 1 data when completed, along with the various non-hold inquires (CMC, preclinical, etc.), and we are working to better understand the circumstances surrounding the Phase II/III clinical hold. We are also evaluating the effectiveness of relevant internal procedures, and we are expanding our regulatory team with outside seasoned specialists. In parallel with our Phase I trial in the United States, we have developed a similar protocol to be run in Cape Town, South Africa. The protocol was approved by the South African Health Products Regulatory Authority (SAHPRA) on January 12, 2021 and should begin this month or next. Additionally, we are working to develop a new protocol based on a subcutaneous (prime) with an oral (boost) that we intend to submit as a Phase 1 study in South Africa. This will enable larger scale studies across South Africa which has recently seen a surge of COVID-19, troublingly, with multiple mutations in the spike protein that may make the virus more transmissible and current spike-only vaccine strategies less effective.

We are also pursuing preclinical development for oral and sublingual administration to provide durable humoral, cell-mediated and mucosal immunity. In particular, to extend the development of our hAd5 COVID-19 vaccine, we filed an amendment to our current Phase I subcutaneous (prime/boost) protocol to study the combination of a subcutaneous (prime) and a room tempurature oral formulation (boost). The FDA requested we submit a new IND for this combination, rather than seek an amendment. On December 27, 2020, we submitted to the FDA this new IND for combined subcutaneous (prime) and a room tempurature oral formulation (boost). Further, we have submitted a request to FDA to expand cohort C of the first Phase 1 protocol to request the ability to study a combination of the subcutaneous and sublinguial vaccine administration, using the same liquid formulation. Responses from FDA on the new IND for oral and the amended Phase 1 cohort C combination subcutaeous and sublingual are pending.

Track Record of Rapid Vaccine Development Utilizing Second-Generation Adenovirus Technology

Our flexible and scalable adenovirus technology allows us to rapidly respond to existing and emerging infectious diseases. This was demonstrated with preclinical work during the 2009 H1N1 pandemic where rapid genomic sequencing was utilized to construct what may be the most biologically relevant vaccine. This vector was rapidly employed to create a vaccine expressing hemagglutinin and neuraminidase genes from 2009 H1N1 pandemic viruses (six weeks from sequencing to vector production). Vaccination induced H1N1 immune responses in mice, which afforded protection from lethal virus challenge. In ferrets, vaccination protected from disease development and significantly reduced viral titers in nasal washes. H1N1 cell mediated immunity as well as antibody induction was correlated with the prevention of disease symptoms and reduction of virus replication. The hAd5 construct [E1-, E2b-, E3-] has thus demonstrated in preclinical studies its capability for rapid development of effective vaccine candidates capable of producing T cell-mediated and antibody responses to infectious diseases.

Adenovirus Registration Strategy

Select Adenovirus Clinical Trials

In August 2020, we and NantKwest entered into a collaboration agreement to pursue collaborative joint development, manufacturing and marketing of certain COVID-19 therapeutics and vaccines (the “Joint COVID-19 Collaboration”). We and NantKwest agreed to jointly develop cytokine-enriched NK, or ceNK, cells, haNK cells, mesenchymal stem cells, adenovirus constructs, and Anktiva for the prevention and treatment of SARS-CoV-2 viral infections and associated conditions in humans, including COVID-19. NantKwest will contribute the ceNK cells, haNK cells, mesenchymal stem cells, and certain manufacturing capabilities, and we will contribute adenovirus constructs, Anktiva, and certain manufacturing equipment. The adenovirus constructs will be developed as a vaccine, and the ceNK, haNK, and mesenchymal stem cells and Anktiva will each be developed as a therapeutic for treating COVID-19 at various stages of infection. For more information on the Joint COVID-19 Collaboration, see “ —License and Collaboration Agreements—Agreements with Affiliates of NantWorks” and “—License and Collaboration Agreements—iosBio Ltd.”

Adenovirus in Cancer: Clinical Experience of Potential Universal Cancer Vaccine

In oncology, we have targeted multiple tumor associated antigens—carcinoembryonic antigen, or CEA, brachyury, mucin1, or MUC1, and PSA—using our hAd5 technology. We refer to our hAd5 vaccine candidates targeting these antigens as Ad-CEA, Ad-brachyury, Ad-MUC1 and Ad-PSA, respectively. Each of these vaccine candidates has been tested in Phase I/II trials, and all trials demonstrated zero grade three or four adverse events and minor grade one or two adverse events (e.g. injection site reaction) despite high doses administered multiple times over long periods in these patients. Importantly, antigen specific cell mediated immunity was clearly and repeatedly demonstrated in these patients despite the presence of pre-existing or vaccine-acquired adenovirus immunity.

Clinical Experiences in Phase I and Phase II

Our hAd5 technology as a cancer vaccine candidate has been tested in over 150 patients in 13 Phase I/II oncology trials, at multiple clinical trial sites and by multiple investigators, including the NCI. No patient showed a serious adverse event. Results from a subset of these studies encompassing 75 patients enrolled in 11 clinical trials for which safety data is available has been summarized below. These Phase I/II trials confirmed generation of TAA-specific T cell mediated immunity even in the presence of pre-existing adenovirus immunity in patients.

No grade three or higher adverse events have been reported in oncology clinical studies involving hAd5 vaccine products candidates. Common grade one or two adverse events include injection site reaction in about 20% of patients and influenza-like symptoms in about 10% of patients.

1. Ad-CEA: Colorectal Cancer

A Phase I/II clinical trial of Ad-CEA administered as a monotherapy expressing a modified TAA, CEA, was conducted in thirty-two metastatic colorectal patients. The primary endpoint of the study was progression free survival at 18 months. Patients enrolled in this study had failed a median of three prior anti-tumor regimens (range 2-5) including immunotherapy. The most common toxicity was a self-limited, injection site reaction (22%). Other common adverse events, or AEs (>10% of patients) included pain (18%) fever (11%) and flu-like symptoms (11%). There was no dose-limiting toxicity and no treatment-associated serious adverse events that resulted in treatment discontinuation at any vaccine dose level. Median overall survival for this heavily pretreated patient population was 11 months, where 61% had pre-existing adenovirus immunity. Activated CD4+ and CD8+ T cells and CEA-specific T cell reactivity were detected.

2. Ad-CEA, Ad-MUC1, Ad-Brachyury: Advanced Solid Tumor Cancers

A Phase I clinical trial conducted at the NCI evaluated the safety of concurrent administration of Ad-CEA with two other vaccines (encoding genes for the tumor antigens Brachyury and MUC1) in 10 patients with advanced cancer. Concurrent administration of the three vaccines was shown to be safe and antigen-specific T cells to MUC1, CEA, and/or brachyury were generated in all patients, even in those with preexisting adenovirus immunity. There were no dose limiting toxicities or grade three or higher treatment related adverse events.

3. Ad-PSA, Ad-MUC1, Ad-Brachyury: Prostate Cancer

18 patients were enrolled in a Phase I/II trial to examine Ad-PSA, Ad-MUC1, and Ad-Brachyury as a therapy for patients with prostate cancer. The vaccine candidate was well tolerated with no dose limiting toxicities or grade three or higher treatment related adverse events. A Phase II trial in patients with castration resistant prostate cancer was initiated by the NCI.

Selected combinations of Ad-MUC1, Ad-Brachyury, Ad-CEA, have also been evaluated in a series of combination immunotherapy studies, including combination regimens with Anktiva and aldoxorubicin, known as the Nant Cancer Vaccine.

Nant Cancer Vaccine

We are developing a “universal” off-the-shelf vaccine construct that we believe would provide potent CD4+ and CD8+ T cell activation, potentially leading to memory T cells and long-term immunological memory.

We have collaborated with NantKwest in exploratory trials whereby modalities 1, 2 and 3 are combined, along with haNK cells, in patients with late-stage metastatic TNBC.

The exploratory Phase Ib/II trial in the patients with advanced TNBC showed a disease control rate of 89% (n=9) with a complete or partial response of 67% (6 / 9). The median progression free survival was 14.3 months with median overall survival of 20.2 months to date (December 2020). The primary outcome of the Phase Ib and II portions of the trial were safety and objective response rate, respectively.

The results from this study are shown in the table below. We have not conducted a head-to-head clinical trial comparing to pembrolizumab or atezolizumab.

ImmunityBio: Exploratory Trial in Advanced TNBC with aldoxorubicin + Anktiva + haNK
Subjects with Complete or Partial Overall Response (irRC)	6 /9 (67%)
Subjects with Complete Response (irRC)	2 /9 (22%)
Subjects with Disease Control (irRC)	8 /9 (89%)
Median Duration of Response (irRC)	12.7 months
Median Progression-Free survival (irRC)	13.7 months
Average Overall Survival to date (median not yet reached)	19.2 months

Merck-sponsored KEYNOTE-086 Phase II clinical trial reported two out of 170 patients with a complete response and showed disease control in 13 of the 170 patients. Recently Immunomedics received approval for third line TNBC for their drug sacituzumab govitecan-hziy, in which the overall response rate was 33.3% and the median duration of response was 7.7 months.

Furthermore, the preliminary findings of our study in advanced metastatic TNBC where modalities 1, 2, and 3 were combined, showed 13.7 months progression-free survival and 19.2 months overall survival, as seen below. The Phase III IMpassion130 study of atezolizumab plus nab-paclitaxel in first line metastatic TNBC patients reported progression-free survival of 7.2 months and an overall survival of 21.3 months. We have not conducted a head-to-head clinical trial with atezolizumab.

Based on the promising results of durable complete responses in the exploratory Phase II clinical trial of metastatic TNBC, a third line metastatic TNBC trial has been designed combining Anktiva and aldoxorubicin in patients who had relapsed standard of care. In addition, a protocol is being developed for the neoadjuvant treatment with TNBC to explore pathological complete responses compared to standard of care.

Clinical Pipeline in Exploratory Phase I & II Stages of Development

Our trials at late-stage of development with registrational intent have focused on oncological and infectious disease indications that are difficult-to-treat and with large unmet needs, as described extensively above. Our strategy is based on the foundation of activating cytokines, NK and T cells and tumoricidal macrophages to induce long-term “immunological memory” through memory T cells. We believe our platform will be broadly applicable across multiple tumor types and infections based on the breadth of the immuno-stimulatory activities of the three modalities.

Phase I and II clinical trials are actively being pursued in the following promising indications:

Colorectal Cancer

Nearly 150,000 Americans are diagnosed with colorectal cancer annually. Our collaborators at the NCI conducted a triad vaccine clinical trial, which consists of our Ad-CEA, Ad-MUC1, and Ad-brachyury vaccine candidates. After vaccination, all 10 patients enrolled in the study developed CD4+ and/or CD8+ T-cell responses to at least one TAA encoded by the triad vaccine; 5/6 patients developed MUC1-specific T cells, 4/6 developed CEA-specific T cells, and 3/6 developed brachyury-specific T cells, with no serious adverse events observed. This colorectal cancer study demonstrated immunological response and evaluated the safety of our hAd5 technology, and further validated its use in an orchestration of treatments combined with other immunomodulatory agents, such as Anktiva, in difficult-to-treat, high-prevalence cancers.

Prostate Cancer

Metastatic castration resistant prostate cancer, or mCRPC, continues to grow even when the amount of testosterone in the body is reduced to very low levels. mCRPC is incurable with current treatments. We, in collaboration with NCI, have developed vaccine candidates to educate the immune system to target and kill mCRPC cells with a triad consisting of Ad-PSA, Ad-MUC1, and Ad-Brachyury vaccine candidates.

An active Phase I clinical trial at the NCI of castration resistant prostate cancer began in July 2018. As of September 2020, 25 patients have been enrolled in order to determine the recommended Phase II dose and evaluate the safety of the aforementioned adenovirus triad vaccine candidates. As shown in the graphic below, data presented at the 2020 Congress of the European Society of Medical Oncology shows the addition of Anktiva to bintrafusp alfa and a brachyury targeted vaccine, known as BNVax, increased the clinical activity over the two-drug combination of bintrafusp alfa and BNVax.

Head & Neck Cancer

Human papilloma virus, or HPV, is known to cause approximately 95% of cervical and 30-60% of oropharyngeal carcinoma cases. High-risk HPV type 16 is involved in more than 50% of cervical cancers worldwide and is the primary viral driver of esophageal, anal cancers, and head and neck squamous cell carcinomas, or HNSCC. HPV E6 and E7 genes expressed in squamous cell cancers are considered to be an attractive target for tumor specific immunotherapy because the cancer cells require E6 and E7 for progression.

We have developed our proprietary hAd5 technology to deliver a proprietary modified/fused non-oncogenic HPV E6/E7 gene (E6Δ/E7Δ) to treat cancer patients with HPV-expressing cancer. The addition of a proprietary localization signal (ETSD) to the E6/E7 construct further distinguishes this vaccine by allowing for trafficking of the antigens to specific cellular compartments presentable and recognizable by CD4+ and CD8+ T cells, potentiating immunological memory against HPV-bearing tumor cells. This product candidate, in an earlier iteration, has been granted orphan-drug designation by the FDA for the treatment of HPV-associated HNSCC, and we intend to seek this designation for the ETSD modified product candidate.

Pancreatic Cancer

In addition to Anktiva in combination with aldoxorubicin, we are also investigating Cynviloq, N-836 and RP-182 (preclinical) as novel and complementary approaches.

Cynviloq, an alternative to nab-paclitaxel (AbraxaneTM, a standard of care for pancreatic cancer) and a co-polymer nanoparticle micelle paclitaxel with certain rights owned by NANTibody, a joint venture between Sorrento and us, in which we have majority ownership, will continue Phase Ib/II trials for advanced metastatic pancreatic carcinoma to evaluate safety upon receipt of additional manufacturing, drug product and safety information from the drug’s manufacturer, Samyang Biopharmaceuticals. Cynviloq is approved in South Korea for metastatic breast cancer, NSCLC and ovarian cancer.

N-836 is a novel, high-affinity, chimeric anti-tissue factor, or TF, monoclonal antibody that inhibits the generation of thrombin, which causes fibrosis. We have initiated a clinical trial for N-836 against solid tumors that overexpress TF, such as NSCLC, soft tissue sarcoma and pancreatic cancer. Patient enrollment has been concluded for this Phase I trial of N-836 in combination with gemcitabine (a standard chemotherapy treatment) in patients with locally advanced or metastatic solid tumors. Encouraging clinical results, including objective responses, for patients with gemcitabine-resistant pancreatic cancer have been observed. No dose limiting toxicities or N-836-related serious adverse events or major bleeding events were reported. Further clinical development of N-836 for pancreatic cancer is underway. Partial responses were observed in two out of 23 patients, with seven additional patients exhibiting stable disease and median overall survival of 10.9 months.

In addition to its utility in pancreatic cancer, we believe N-836 can be applied to treating lung related diseases including advanced symptoms of COVID-19. In completed studies, including the PROXIMATE-TIMI 27 trial in patients with coronary artery disease and in two non-human primate models, N-836 was shown to have favorable pharmacokinetic and safety profiles and also exhibits potent activity for blocking thrombin generation without compromising hemostasis. An investigator-initiated multi-center, randomized, placebo-controlled Phase II clinical trial of single-dose N-836 in acute lung injury, or ALI / acute respiratory distress syndrome, or ARDS, patients was recently completed. Sixty patients were enrolled and analysis indicated favorable safety profile and clinical benefit to patients.

A second investigator-initiated Phase II, 90-patient trial was also completed using a multi-dose regimen to further evaluate safety and efficacy of N-836. The results made available to us indicate that N-836 was well tolerated and provided clinical benefit to treated patients. We are currently assessing the options to further develop this novel molecule for treatment of ALI / ARDS or other systemic inflammatory diseases, including treating symptoms of COVID-19.

Rhabdomyosarcoma

Rhabdomyosarcoma is a soft tissue sarcoma with 400-500 new cases annually for which only chemotherapies dactinomycin and vincristine are approved by the FDA. It is the most common soft tissue sarcoma in children, for whom five-year survival rate is 20-30% in high-risk cases. Recent evidence points to the correlation of rhabdomyosarcoma with alterations in the insulin growth factor receptor (IGF-1R) cell signaling, which is targeted by our monoclonal antibody ganitumab. Ganitumab is a monoclonal antibody licensed by NANTibody. The NCI has initiated a Phase I/II clinical trial in rhabdomyosarcoma of ganitumab with the kinase inhibitor dasatinib based on promising preclinical animal model data with this combination.

Investigator Initiated Clinical Trials

We have partnered with multiple major academic centers and investigators to investigate the efficacy of its products across a variety of solid and liquid tumor indications. Below is a summary of these collaborations:

Preclinical Pipeline in Development

In addition to our exploratory clinical trials, we continue to develop our pre-IND pipeline of novel immunomodulators enabling the activation of cytokines, NK and T cells and tumoricidal macrophages to induce long-term “immunological memory” through memory T cells.

Neoepitope: Yeast Lysate & Adenovirus Cancer Vaccine

We have established two vaccine technologies to deliver TAA and neoepitopes (mutations expressed only by cancer cells): hAd5, and a yeast lysate technology. Our hAd5 technology has been administered to over 145 patients in 14 Phase I / Phase II clinical trials.

The concept of a cancer vaccine is to train the immune system to mount an attack against cancer cells in the body. Enhanced identification TAA and neoepitopes has spurred the development of immune based therapies that target TAA in order to treat cancers across multiple tumor types.

The natural antiviral immune response mediated by adenovirus can be utilized to reprogram the tumor microenvironment from “cold” to “hot”, by inducing a T cell mediated response against cancer cells and inducing the infiltration of cytokines and T cells into the tumor microenvironment. Engendering a tumor specific T cell response is made possible by vaccinating against tumor-only neoepitopes. Given the larger “cargo size” in our hAd5, the opportunity to include multiple neoepitopes allows for vaccination to target multiple clonal and sub-clonal mutations in cancer cells.

We believe that prolonged survival can occur by generating a memory T cell population. T cell memory can be established by orchestrating antigen stimulation with CD4+ and CD8+ T cell activation. Furthermore, with the addition of IL-15, memory T cells are proliferated. The efficacy of the combination of an adenovirus expressing multiple neoepitopes with Anktiva and a checkpoint inhibitor was demonstrated in preclinical studies in collaboration with the NCI.

RP-182

Under the tumoricidal macrophage modality, we are developing the small, easy-to-manufacture synthetic peptide RP-182, to induce tumor-associated macrophages, or TAM, to become phagocytic in the tumor microenvironment and facilitate therapeutic activity.

Various TAM subpopulations can co-exist within tumor microenvironment facilitating angiogenesis, metabolism and immune suppression/evasion.

RP-182, an activator of tumoricidal macrophages, effects tumor suppression, induces anti-tumor immunity and extends the survival of preclinical pancreatic animal models. We believe that in orchestration with our other immunomodulatory agents, such as our adenovirus and yeast vaccine technologies and engineered cytokines, it will produce positive tumoricidal and immunological responses in tough-to-treat cancers, especially those prone to fibrosis.

Cytokine Enriched T Cells Next Generation Cellular Therapy (GMP-in-a-Box)

Current limitations of CAR-T therapy:

CAR-T cell therapy requires isolating and modifying a patient’s own cells, which requires time and which may not be feasible if rapid treatment is required. In addition, some patients may have already endured multiple rounds of therapy, depleting their own supplies of CAR-T cells and preventing generation of a useful dose.

CAR-T therapies have shown high remission rates in patients with B-cell precursor ALL and B-cell lymphomas; however, approximately 30% to 50% of patients who achieve disease remission at one month with CD19 CAR-T eventually relapse, usually within one year of treatment.

Practical limitations of CAR-T therapy include cost barriers (including the difficulty of applicable insurance coverage), challenges in manufacturing high-quality, effective CAR-T therapies, and toxicity.

GMP-in-a-Box: A Next Generation CAR-T Therapy

In response to the limitations currently faced by CAR-T cell therapies, we have developed a novel automated closed system bioreactor for T cell proliferation called GMP-in-a-Box, which is less expensive, labor intensive and cumbersome than current methods of manufacturing. This bioreactor has received CE marking in the European Economic Area, which allows products to be sold that have met high health, safety and environmental requirements. GMP-in-a-Box has demonstrated the capability to manufacture multiple cell types from cord blood, bone marrow, adipose tissue, and peripherical blood from both allogenic and autologous sources. We have established proprietary manufacturing techniques utilizing fusion-proteins, including Anktiva, to generate cytokine enriched T cells, or ceTC. We believe autologous and allogeneic ceTC cells will serve as the basis for next generation CAR-T cells.

TILs are white blood cells that are collected from surgically resected tumors. GMP-in-a-Box enables generation and propagation of cytokine enriched TILs for the treatment of cancer. Adoptive T cell therapy using T cells separated from TILs and activated by cytokines such as Anktiva have shown durable responses in numerous oncological clinical trials.

GMP-in-a-Box, a proprietary closed system advanced cell manufacturing bioreactor, as shown below, provides just-in-time and repeat dosing if needed, while avoiding complex logistics associated with current CAR-T cell generation. The manufacturing process is automated, scalable and efficient, reducing costs and increasing speed and reliability. There is also the potential to provide multiple doses of cryopreserved cytokine enriched CAR-T cells from a single apheresis.

GMP-in-a-Box

Commercialization Strategy

Outside of several individuals employed by our Italian subsidiary VivaBioCell who market our GMP-in-a-box cell culture and tissue engineering products, we currently have no sales, marketing, or commercial product distribution infrastructure. We intend to build our own commercialization capabilities over time, initially with a U.S. urology specialty-focused sales and marketing organization in advance of receipt of regulatory approval of Anktiva in NMIBC.

We estimate that approximately 1,500 urologists see close to 75% of all bladder cancer patients eligible for our therapeutics. We anticipate being able to effectively promote Anktiva to these urologists with a specialist sales and marketing force of fewer than 100 employees. We believe urologists will prefer Anktiva’s safety profile, efficacy, and intravesical administration. We also believe that the dosing schedule of Anktiva, which is consistent with that of standard-of-care BCG therapy, will be well-received. Our initial efforts include the internal onboarding of medical affairs and patient advocacy functions.

We intend to leverage the organization developed for our first approved indication, likely Anktiva, to facilitate commercialization of additional indications and administration profiles for Anktiva, as well as future product candidates, by expanding beyond urologists and establishing sales and marketing groups for medical oncologists. As subcutaneous Anktiva, aldoxorubicin, and other product candidates in our pipeline advance and we target large solid tumor cancer indications, the size of our development programs and target market, and thus the required commercial infrastructure and manufacturing capacity to address such market, may also change. As such, we will likely evaluate potential collaboration, distribution and other marketing arrangements with third parties to commercialize our therapeutics and platforms in the United States, EU, and the rest of the world. While we have no approved products as of the date of this prospectus, and may never receive approval for our product candidates, we believe that the total market potential of Anktiva, if approved, and other antibody cytokine fusion proteins could be similar to that of checkpoint inhibitor therapies. Additionally, we anticipate that aldoxorubicin will have a market opportunity comparable to other albumin-linked synthetic immunomodulators, such as Abraxane.

In August 2020, we entered into a collaboration agreement regarding the Joint COVID-19 Collaboration, pursuant to which we and NantKwest will share equally in all costs relating to developing, manufacturing and marketing of the product candidates globally starting from and after the effective date of the collaboration agreement. With the exception of Anktiva, NantKwest will be primarily responsible for the manufacture of the product candidates. The global net profits from the collaboration will be shared 60% / 40% in favor of the party contributing the product on which the sales are based except if the parties mutually agree otherwise because of certain circumstances. For more information on the Joint COVID-19 Collaboration, see “—License and Collaboration Agreements—Agreements with Affiliates of NantWorks” and “—License and Collaboration Agreements—iosBio Ltd.”

Employees

Our team is comprised of approximately 265 employees. Among our employees, 28% are focused on research and development, 26% on clinical development and regulatory, 31% on manufacturing and quality and 15% on general and administrative functions. We believe our ability to successfully achieve our vision depends on how effectively we manage our growth. Our leadership is focused on continuing to implement and improve our management systems, recruit and train new employees and cultivate and retain our existing team members. Our employees are a highly unique group of individuals across our drug discovery, preclinical development, clinical operations, regulatory affairs, manufacturing and quality, and executive leadership teams with deep experience in biotech across a breadth of novel scientific areas. We offer competitive compensation and benefits to all employees, as well as a host of other programs that enhance employee well-being in and outside of the workplace. We believe we have a positive relationship with our employees, and none of our employees are represented by a labor union or covered by collective bargaining agreements.

Manufacturing

Our ability to create an efficient manufacturing and supply chain will be important in enabling us to develop novel therapies. Our strategy is to anticipate the needs of our early-stage research and development initiatives for preclinical and eventual clinical product candidates with a focus on rapid capability for fusion protein, cell-based therapy, and adenovirus and yeast technologies. In addition, our pipeline for development of synthetic small molecules and immunomodulatory peptides utilizes innovative technology to derive new therapies. We believe members of our management team, many of whom have experience in both nanoparticle commercialization and large-scale injectable drug production, are capable of constructing the processes and commissioning the facilities necessary to meet our development and commercialization goals. For well-known processes, we currently work, and plan to continue working, with established CMOs to produce drug substance and drug products. In addition, we plan to further enhance our in-house manufacturing capabilities for drug substances, drug products, and labeling and packaging.

Overview of our Manufacturing Model

Our manufacturing capabilities include advanced technology facilities to produce and test various drug substances and drug products. Our experienced operations and quality team focuses on internal manufacturing and testing with a constant endeavor to create robust, high quality, efficient and consistent supply that meets target product profiles. Our Phase I manufacturing process is designed to seamlessly scale-up through all phases of clinical development to commercial manufacturing to drive successful commercialization.

Commercial GMP Production

For our Anktiva product candidate, we have contracted with a multi-national biologics manufacturer with multiple cGMP-compliant facilities in the United States, Europe and Asia for our current clinical trials and future commercial sales, if approved. The facilities have robust process development and validation and quality oversight with high-capacity production suites operating multiple 2,000-20,000L production bioreactors.

Clinical Trial GMP Adenovirus and Yeast Production

We have established cGMP-compliant facilities for both adenovirus and yeast production in Colorado (approximately 50,838 square feet) for oncology and infectious diseases. In California, in partnership with NantKwest at their facility, we produce adenovirus product candidates for the production of vaccine candidates to treat infectious diseases. Both facilities separately have fully-integrated biologic upstream and downstream production suites and quality assurance / quality control release laboratories for high capacity, continuous, or personalized just-in-time vaccine production.

Clinical Trial GMP Antibody and Fusion Protein Production

We established a cGMP-compliant facility in California (approximately 11,980 square feet) for the production of antibodies and fusion proteins to treat cancers and infectious diseases. This facility comprises a fully integrated biologic upstream and downstream production suite and a quality assurance/quality control release laboratory for high-capacity antibody and fusion protein production.

Manufacture of Platform Product Candidates

Our diverse product candidate portfolio and pipeline requires a broad knowledge of various manufacturing and quality assurance methods. We have invested heavily in the processes, systems and technology to build an extensive range of manufacturing programs spanning various levels of development from IND-enablement through BLA preparation of our first commercial product.

We believe our plan to use CMOs at product launch, followed by internal development of manufacturing drug substance, testing, finished product filling, packaging and labeling as well as distribution, will give us the assurance that any products will have backup manufacturing facilities with our in-house facilities as the primary manufacturers.

License and Collaboration Agreements

We anticipate that strategic collaborations will continue to be an integral part of our operations, providing opportunities to leverage our partners’ expertise and capabilities to gain access to new technologies and further expand the potential of our technologies and product candidates across relevant modalities. We believe we are well positioned to become a leader in immunotherapy due to our broad and vertically integrated platforms and through complementary strategic partnerships.

CytRx Corporation (Aldoxorubicin)

In July 2017, we entered into an exclusive license agreement with CytRx pursuant to which we obtained a royalty-bearing, exclusive, worldwide license, with the right to sublicense, under CytRx’s applicable intellectual property to research, develop and commercialize aldoxorubicin for all indications. In connection with the license, we made a strategic equity investment of $13.0 million in CytRx common stock. We are obligated to use commercially reasonable efforts to develop and commercialize aldoxorubicin in accordance with an annual development plan delivered by us to CytRx pursuant to the agreement.

Under the terms of the license agreement, CytRx is entitled to receive from us up to an aggregate of $346.0 million in milestone payments related to regulatory approvals and commercial milestones for aldoxorubicin. In addition, CytRx will receive increasing royalties ranging from low to mid-teen percent on net sales of aldoxorubicin for the treatment of soft tissue sarcomas and mid-to-high single-digit percentage royalties on net sales of aldoxorubicin for all other indications. Our obligation to pay royalties to CytRx continues, on a country-by-country basis, until the three-year anniversary of the later of (i) the date on which aldoxorubicin is no longer covered by a valid claim of a patent licensed from CytRx pursuant to the agreement in the applicable country and (ii) the expiration of an applicable regulatory exclusivity period in the applicable country covering aldoxorubicin.

Subject, as applicable, to the licenses granted by CytRx to us, each party shall own all inventions and other developments it creates or develops in the course of activities conducted pursuant to the agreement. We have the first right to prosecute, maintain, defend and enforce the patents licensed pursuant to the agreement.

We may terminate the agreement in its entirety at any time upon 12 months’ written notice to CytRx. In addition, either party may terminate the agreement in the event of a material breach by the other party. Upon any termination of the agreement, any licenses granted to us under the agreement are terminated, and we must cease the development, manufacturing and commercialization of aldoxorubicin.

GlobeImmune, Inc. (Tarmogen-Based Yeast Platform)

In connection with our acquisition of a majority of the outstanding common stock of GlobeImmune, Inc. (“GlobeImmune”) in April 2017, we were also assigned by Celgene and certain of its affiliates the rights, obligations, title and interest under the worldwide exclusive licenses for the GI-6200 and GI-6300 programs that were obtained from GlobeImmune prior to GlobeImmune’s acquisition by us. In return, for each product licensed pursuant to such licenses that attains a regulatory approval, we are required to pay the Celgene entities $5.0 million in cash or shares of our common stock, at Celgene’s election. In addition, we are required to pay tiered low to mid single-digit percentage royalties on net sales of the licensed products on a product-by-product and country-by-country basis. Our obligation to pay royalties continues, on a licensed product-by-licensed product and country-by-country basis, until the later of (i) the date on which such licensed product is no longer covered by a valid claim of a patent licensed pursuant to the agreement in such country and (ii) ten years after the first commercial sale of such licensed product in such country. We consolidated GlobeImmune in our consolidated financial statements after our acquisition of the majority equity stake.

In January 2020, we entered into an exclusive license agreement with GlobeImmune pursuant to which we obtained a worldwide, exclusive license under certain patents, know-how and other intellectual property to use, research, develop and commercialize products, for all applications including for our COVID-19 vaccine program, other Tarmogen-based yeast programs and our neoepitope program, in exchange for consideration that includes license fees for the first two years of the agreement totaling $1.2 million, up to $345.0 million in total milestone payments based on the successful completion of clinical and regulatory milestones, up to $240.0 million in total milestone payments for licensed product net sales milestones, and a royalty on net sales of licensed products, on a product-by-product basis ranging in percentage from the mid-single digits to the mid-teens. Our obligation to pay royalties continues, on a licensed product-by-licensed product and country-by-country basis, until the later of (i) the date on which such licensed product is no longer covered by a valid claim of a patent licensed pursuant to the agreement in such country and (ii) ten years after the first commercial sale of such licensed product in such country. Subject, as applicable, to the licenses granted by GlobeImmune to us, each party shall own all inventions and other developments it creates or develops in the course of activities conducted pursuant to the agreement. We have the first right to prosecute, maintain, defend and enforce the patents licensed pursuant to the agreement. We may terminate this agreement, in whole or on a licensed-product-by-licensed-product and/or country-by-country basis, at any time upon 60 days’ written notice to GlobeImmune. In addition, either party may terminate the agreement in the event of a material breach by the other party.

National Cancer Institute

We are party to two Cooperative Research and Development Agreements (“CRADAs”) with the U.S. Department of Health and Human Services, or HHS, as represented by the NCI.

The first CRADA involves collaboration relating to our proprietary yeast-based vaccine candidates and our proprietary hAd5 candidates, both expressing TAAs for cancer immunotherapy. Pursuant to this CRADA, NCI provides scientific staff and other support necessary to conduct research and related activities. This CRADA expires on May 27, 2023. During the term of this CRADA, we are required to make annual payments of $0.6 million to the NCI for support of research activities. For each of the years ended December 31, 2018 and 2019, we made payments of $0.6 million respectively, pursuant to this agreement.

Our second CRADA involves research relating to the non-clinical and clinical development of ganitumab, which is owned by our subsidiary NANTibody, a majority owned joint venture between us and Sorrento, see “—Sorrento Therapeutics, Inc.” The research relates to the monoclonal antibody targeting insulin-like growth factor one receptor to evaluate its safety and efficacy in patients with hematological malignancies and solid tumors. This CRADA expires on February 20, 2023. During the term of this CRADA, we are required to make minimum annual payments of $0.2 million to NCI for support of research activities and additional payments for the clinical trials based on scope and phase of the clinical trials.

Each CRADA may be terminated at any time upon the mutual written consent of us and NCI. We or NCI may unilaterally terminate either of the CRADAs at any time by providing written notice to the other party at least 60 days before the desired termination date.

Pursuant to the terms of the CRADAs, we have an option to elect to negotiate an exclusive or non-exclusive commercialization license to any inventions discovered in the performance of either of the CRADAs, whether solely by an NCI employee or jointly with our employees for which a patent application has been filed. The parties jointly own any inventions and materials that are jointly produced by employees of both parties in the course of performing activities under the CRADAs.

Sorrento Therapeutics, Inc.

In April 2015, we and Sorrento established NANTibody as a stand-alone biotechnology company with $100.0 million in initial joint funding. We own 60% of the equity interests and Sorrento owns 40% of the equity interests in NANTibody which focuses on accelerating the development of multiple therapeutic product candidates that are being developed as standalone treatments as well as in combination with other therapies as part of an immune-oncology treatment regimen.

In April 2015, we entered into an exclusive license agreement with Sorrento pursuant to which we obtained an exclusive license under certain patent rights and antibody materials, including antibody sequences and complementary DNA, or cDNA, and clones and a non-exclusive license under certain know-how, in each case to use, research and develop certain antibodies and anti-body drug conjugates, or ADCs, including for neoepitopes, which are epitopes resulting from mutations specific to an individual’s cancer cells, and to commercialize the resulting licensed products, in exchange for consideration that included an upfront cash payment of $10 million, equity consideration with a valuation of $100 million, and mid-single digit percentage royalties on net sales of the resulting licensed products. Our obligation to pay royalties continues, on a licensed product-by-licensed product and country-by-country basis, until the later of (i) the date on which such licensed product is no longer covered by a valid claim of a patent licensed pursuant to the agreement in such country and (ii) ten years after the first commercial sale of such licensed product in such country. In addition, the agreement provides us with the right to negotiate an exclusive license from Sorrento for two CAR-T/NK cell products to be mutually determined on terms substantially similar to the terms of the license agreement. We must use commercially reasonable efforts to develop and commercialize the licensed products. Subject, as applicable, to the licenses granted by Sorrento to us, each party shall own all inventions and other developments it creates or develops in the course of activities conducted pursuant to the agreement. Sorrento has the first right to prosecute, maintain, defend and enforce the patents licensed pursuant to the agreement, subject to our ability to exercise such rights if Sorrento fails to do so. We may terminate the agreement, in our sole discretion, in whole or on a product-by-product and country-by-country basis, at any time upon 60 days’ prior written notice to Sorrento. In addition, either party may terminate the agreement in the event of a material breach by the other party.

In June 2015, NANTibody entered into an exclusive license agreement with Sorrento pursuant to which NANTibody obtained a royalty-free exclusive license under certain patent rights and materials, including antibody sequences and cDNA, and clones and a non-exclusive license under certain know-how, in each case related to up to 75 immuno-oncology antibodies, immune-check point antibodies, bi-specific antibodies and/or ADCs from Sorrento’s G-MAB library to be mutually identified by the parties (21 of which were already identified at the time of signing the agreement), to use, research, develop and commercialize the resulting licensed products. NANTibody must use commercially reasonable efforts to develop and commercialize the licensed products. Subject, as applicable, to the licenses granted by Sorrento to NANTibody, each party shall own all inventions and other developments it creates or develops in the course of activities conducted pursuant to the agreement. Sorrento has the first right to prosecute, maintain and defend the patents licensed pursuant to the agreement, subject to NANTibody’s ability to exercise such rights if Sorrento fails to do so. NANTibody has the first right to enforce antibody-specific patents and Sorrento has the first right to enforce the other patents licensed pursuant to the agreement. NANTibody may terminate the agreement, in its sole discretion, in whole or on a product-by-product and country-by-country basis, at any time upon 90 days’ prior written notice to Sorrento. In addition, either party may terminate the agreement in the event of a material breach by the other party.

In addition, as discussed further elsewhere, NANTibody owns the exclusive rights to the monoclonal antibody ganitumab, originally developed by Amgen, and all of the equity interests in IgDraSol, the entity that holds exclusive distribution rights to Cynviloq in the United States and other jurisdictions.

In May 2019, we filed cross-claims against Sorrento in the Superior Court of California, Los Angeles County, alleging that Sorrento breached the exclusive license agreement with us; these claims are now being pursued in arbitration. In January 2020 and April 2020, Sorrento sent letters purporting to terminate the exclusive license agreement with us and the exclusive license agreement with NANTibody. For more information, see “—Legal Proceedings—Sorrento Litigation.”

Shenzhen Beike Biotechnology Co. Ltd.

In September 2014, Altor entered into a license, development and commercialization agreement with Beike, which agreement was amended and restated in September 2017, pursuant to which Altor granted to Beike an exclusive license under certain of its intellectual property rights in order to use, research, develop and commercialize products based on Anktiva in China for human therapeutic uses, in exchange for consideration that includes up to $195.5 million in total milestone payments based on the successful completion of regulatory and sales milestones for each resulting product, and a royalty on net sales of licensed products, on a product-by-product basis ranging in percentage from the mid-single digits to the mid-teens. Beike’s obligation to pay royalties continues, on a licensed product-by-licensed product basis, until the later of (i) the date on which such licensed product is no longer covered by a valid claim of a patent licensed pursuant to the agreement in China and (ii) ten years after the first commercial sale of such licensed product in China. Altor has the sole right to prosecute and maintain the patents licensed pursuant to the agreement. Altor has the first right to enforce the patents licensed pursuant to the agreement, subject to Beike’s ability to exercise such right if Altor fails to do so. Altor and Beike each have the right to terminate the agreement in the event of a material breach by the other party. In July 31, 2020, we received a Request for Arbitration before the International Chamber of Commerce, International Court of Arbitration served by Beike with respect to this agreement. On September 25, 2020, the parties entered into a standstill and tolling agreement under which, among other things, the parties affirmed they will perform certain of their obligations under the license agreement by specified dates and agreed that all deadlines in the arbitration are indefinitely extended. The standstill agreement may be terminated by any party on ten calendar days’ notice, and upon termination the parties will have the right to pursue claims arising from the license agreement in any appropriate tribunal. See “—Legal Proceedings—Beike Arbitration.”

Riptide BioScience, Inc.

In June 2016, we entered into an exclusive license agreement with Riptide pursuant to which we obtained a royalty-bearing, exclusive, worldwide license, with the right to sublicense, under Riptide’s applicable intellectual property to research, develop and commercialize certain specified immune modulatory peptides in all fields and for all applications. We are required to use commercially reasonable efforts to develop and commercialize licensed products. The first product that we are pursuing under this license is RP-182, as discussed above.

Under the terms of the agreement, Riptide is entitled to receive up to $100.0 million in payments tied to the achievement of clinical development, regulatory approval and commercial milestones for the resulting licensed products, which payments may not exceed $47.0 million for any single indication. In addition, Riptide will receive increasing mid-single-digit percentage royalties on net sales of the resulting licensed products. Our obligation to pay royalties continues, on a licensed product-by-licensed product and country-by-country basis, until the later of (i) the date on which such licensed product is no longer covered by a valid claim of a patent licensed pursuant to the agreement in such country and (ii) ten years after the first commercial sale of such licensed product in such country. In connection with the agreement, Riptide has also issued to us a $5.0 million convertible note, which bears interest at 5% per annum and matures on the earlier of, a) the later of, i) our completion of non-clinical IND enabling studies, or ii) December 31, 2020; and b) when we accelerate the maturity of the note upon the occurrence of an event of default. The agreement provides Riptide with an option during the agreement term to obtain from us a sublicense under the rights licensed to us by Riptide to exploit licensed products for the indication of scleroderma under the terms to be negotiated by the parties, which terms would include an increasing low to mid-teen percentage royalty payable to us by Riptide. Subject, as applicable, to the licenses granted by Riptide to us, each party shall own all inventions and other developments it creates or develops in the course of activities conducted pursuant to the agreement. Riptide has the first right to prosecute, maintain, and defend the patents licensed pursuant to the agreement, subject to our ability to exercise such rights if Riptide fails to do so. We have the first right to enforce the patents licensed pursuant to the agreement, subject to Riptide’s ability to exercise such right if we fail to do so. We may terminate the agreement in its entirety at any time upon 60 days written notice to Riptide. In addition, either party may terminate the agreement in the event of a material breach by the other party.

Sanford Health

In April 2017, we entered into a license agreement with Sanford pursuant to which we obtained a worldwide, exclusive license under Sanford’s applicable patent and know-how rights to use, make, have made, sell, offer to sell, export and import products for all uses and applications of polynucleotides encoding mutant E16 antigen (mutant HPV16 E6 antigen + mutant HPV16 E7 antigen) and the encoded mutant E16 antigen, in exchange for consideration that includes the amount equal to the patent prosecution costs incurred by Sanford for the prosecution of the licensed patent rights, milestone payments payable upon the achievement of certain contractual and regulatory milestones of up to $2 million, a low single-digit percentage royalty on net sales of the resulting licensed products, and a low to high-teen percentage share of non-royalty sublicensing revenue. Our obligation to pay royalties continues, on a licensed product-by-licensed product and country-by-country basis, until the date on which such licensed product is no longer covered by a valid claim of a patent licensed pursuant to the agreement in such country. We must use commercially reasonable efforts to develop and commercialize the licensed products. Sanford is responsible for the prosecution and maintenance of the patents licensed pursuant to the agreement. We have the first right to enforce the patents licensed pursuant to the agreement, subject to Sanford’s ability to exercise such right if we fail to do so. We may terminate this agreement at any time upon 60 days’ written notice to Sanford. Sanford may terminate the agreement in the event of an uncured material breach by us.

iosBio Ltd.

In August 2020, we executed an exclusive license agreement with iosBio Ltd., formerly named Stabilitech Biopharma Ltd., or iosBio, pursuant to which we and our affiliates are granted an exclusive, worldwide license to certain of iosBio’s intellectual property rights relating to the SARS-CoV-2 and successor vaccine candidates, in exchange for mid to high single-digit royalties on net sales of the resulting licensed products. Our obligation to pay royalties continues, on a licensed product-by-licensed product and country-by-country basis, until the date on which such licensed product is no longer covered by a valid claim of a patent licensed pursuant to the agreement in such country. We must use commercially reasonable efforts to develop and commercialize the licensed products. iosBio has the first right to prosecute, maintain and enforce the patents licensed pursuant to the agreement, subject to our ability to exercise such rights if iosBio declines to do so. We may terminate the agreement at any time upon 60 days’ written notice to iosBio. iosBio may terminate the agreement in the event of an uncured material breach by us, or if we do not exploit the licensed rights in the certain major market territories within 18 months, or within 24 months in other territories. iosBio may also terminate our license in certain major market territories in which we fail to submit an IND for a licensed product within 12 months following our receipt from iosBio of copies of all regulatory filings and licensed know-how related to the licensed product.

Concurrently we entered into a non-exclusive license agreement with iosBio, which grants to iosBio and its affiliates a non-exclusive, worldwide license under our intellectual property and technology relating to our adenovirus constructs for the prevention and treatment of shingles and other infectious disease targets to be mutually agreed by the parties in good faith, in exchange for mid to high single-digit royalties on net sales of the resulting licensed products. As part of the agreement, we retained a right of first refusal to partner with iosBio with respect to any manufacture, distribution or marketing of the resulting licensed products. iosBio’s obligation to pay royalties continues, on a licensed product-by-licensed product and country-by-country basis, until the date on which such licensed product is no longer covered by a valid claim of a patent licensed pursuant to the agreement in such country. We have retained the right to prosecute, maintain and enforce the patents licensed pursuant to the agreement, subject to iosBio’s ability to exercise such rights if we fail to do so. iosBio may terminate the agreement at any time upon 60 days’ written notice to us. We may terminate the agreement in the event of an uncured material breach by iosBio. We may also terminate iosBio’s license if iosBio fails to submit an IND for a licensed product in a major market territory within 24 months following the agreement effective date.

Amgen Inc.

In December 2014, we entered into an exclusive license agreement with Amgen Inc., or Amgen, pursuant to which we obtained a royalty-bearing license, with the right to sublicense, under Amgen’s applicable intellectual property to research, develop and commercialize ganitumab for all uses. We assigned the license agreement to NANTibody in June 2015. The license is exclusive to us for certain specified licensed patents and is either co-exclusive or non-exclusive with respect to certain other specified licensed patents and with respect to licensed know-how. The license is worldwide, except that the rights for Japan are initially reserved by Amgen due to its preexisting obligations. During the period in which Amgen retains the rights for Japan, we are entitled to receive a double digit percentage share of all royalty payments received by Amgen on ganitumab sales in Japan. Under the terms of the agreement, Amgen will receive increasing mid-single digit to mid teen percentage royalties on our net sales of ganitumab. Our obligation to pay royalties continues, on a country-by-country basis, until the later of (i) the date on which ganitumab is no longer covered by a valid claim of a patent licensed pursuant to the agreement in such country and (ii) ten years after the first commercial sale of ganitumab in such country. In addition, Amgen will receive thirty percent (30%) of our non-royalty licensing revenues from licensing to third parties of ganitumab development and/or commercialization rights. The agreement provides Amgen with a right of first negotiation to reacquire from us the rights to research, develop and commercialize ganitumab following the completion of the Phase II trial, under the terms to be negotiated by the parties. We must use commercially reasonable efforts to develop and commercialize the ganitumab. We have the first right to prosecute, maintain and enforce the patents licensed pursuant to the agreement, subject to Amgen’s ability to exercise such rights if we fail to do so. We may terminate the agreement in its entirety at any time upon 90 days’ written notice to Amgen due to scientific, technical, regulatory or commercial reasons. Amgen may terminate the agreement if we challenge Amgen’s patents or if we undergo a change of control during the pendency of the 90-day exclusive negotiation period triggered by Amgen pursuant to its right of first negotiation. In addition, either party may terminate the agreement in the event of a material breach by the other party.

Agreements with Affiliates of NantWorks

Our chairman and chief executive officer, Dr. Soon-Shiong, founded and has a controlling interest in NantWorks, a collection of healthcare and technology companies. We have entered into arrangements with certain affiliates of NantWorks described below that, taken together, we expect will facilitate the development of a new Nant Cancer Vaccine for our product pipeline as well as additional other cancer product candidates.

In June 2015, we entered into a supply agreement with NantKwest pursuant to which NantKwest has the right to purchase our proprietary GMP-in-a-Box bioreactors, made according to specifications mutually agreed to with NantKwest. NantKwest also has the right to purchase reagents and consumables associated with such equipment from us. The agreement has an initial term of five years and renews automatically for successive one-year periods unless terminated earlier.

In February 2016, Etubics Corporation (“Etubics”), a wholly owned subsidiary, entered into an exclusive license agreement with NantBio, pursuant to which it granted NantBio a worldwide, exclusive license, with the right to sublicense (through one or multiple tiers), under certain patents, know-how and other intellectual property in order to use, research and develop Etubics’ proprietary cancer immunotherapeutic product ETBX-021, our proprietary adenovirus construct carrying a modified HER2/neu gene, for all indications and to commercialize the resulting licensed products, in exchange for consideration in the form of a mid-single digit percentage royalty on net sales of the resulting licensed products. NantBio may terminate the agreement, in its sole discretion, in whole or on a product-by-product and/or country-by-country basis, at any time upon 60 days’ prior written notice to Etubics. In addition, either party may terminate the agreement in the event of a material breach by or bankruptcy of the other party.

In August 2016, NantKwest entered into an exclusive co-development agreement with Altor, or the NK Co-Development Agreement, under which Altor and NantKwest agreed to exclusively collaborate on the development of certain therapeutic applications combining NantKwest’s proprietary NK cells with our N-801 and/or Anktiva product candidates for the purpose of jointly developing therapeutic applications of certain effector cell lines, including by the co-exclusive grants to each other of certain related intellectual property rights. The agreement only covers research and development activities and does not provide any commercialization rights to the other parties for their respective products (and any commercialization arrangement would need to be memorialized in a subsequent separate written agreement). Altor supplied products for these trials with NantKwest at no cost.

In January 2020, we entered into a cost allocation agreement with NantKwest, or the NK Cost Allocation Agreement, pursuant to which we and NantKwest agreed to conduct a joint study for the clinical research trial being conducted pursuant to the protocol titled QUILT 3.063: A phase 2 study of combination therapy with an IL-15 superagonist (N-803), off-the-shelf CD16-targeted natural killer cells (haNK), and avelumab without cytotoxic chemotherapy in subjects with Merkel Cell Carcinoma (MCC) that has progressed on or after treatment with a checkpoint inhibitor. We and NantKwest will split certain joint study costs equally in accordance with the terms of the NK Cost Allocation Agreement and related work order. Shared joint study costs include costs related to conducting the joint study development activities, such as personnel-related costs, as well as all costs associated with regulatory matters. Costs and expenses incurred in connection with the development, manufacturing, supply, delivery, and pre-patient administration dosing mechanism of each party’s study drug are excluded from the shared joint study costs. In July 2020, but effective June 22, 2020, we executed a second work order with NantKwest pursuant to the Cost Allocation Agreement. Under the second work order, the parties agreed to conduct a joint study for the clinical research trial being conducted pursuant to the protocol titled QUILT 88: Open-label, randomized, comparative Phase II study of combination immunotherapy with standard-of-care chemotherapy versus standard-of-care chemotherapy for first and second line treatment of locally or advanced metastatic pancreatic cancer. The study drugs included in the joint study are Anktiva, aldoxorubicin and NantKwest’s study drug PD-L1.t-haNK. Under the NK Cost Allocation Agreement, we and NantKwest will each receive exclusive rights to any new intellectual property developed that relates solely to our and its respective study drug and will each have joint co-equal rights in any other developed intellectual property. The NK Cost Allocation Agreement expires upon the second anniversary of the effective date with an option to renew for additional successive one-year terms upon mutual agreement but work orders for any joint studies still in process at the time of termination will continue until the applicable study is completed.

In August 2020, we entered into a collaboration agreement with NantKwest relating to the Joint COVID-19 Collaboration, pursuant to which we and NantKwest will share equally in all costs relating to developing, manufacturing and marketing the product candidates globally, starting from and after the effective date of the collaboration agreement. With the exception of Anktiva, NantKwest will be primarily responsible for the manufacture of the product candidates. Global net profits from any products developed as part of the Joint COVID-19 Collaboration will be shared 60% / 40% in favor of the party contributing the product on which the sales are based except if the parties mutually agree otherwise because of certain circumstances. All net profits from sales of combined collaboration products will be shared equally. The Joint COVID-19 Collaboration will be supervised by a joint steering committee, which will be composted of an equal number of our and NantKwest’s representatives. The collaboration agreement contains customary termination provisions such as a breach by either party, bankruptcy or upon a change in control. The initial term of the collaboration agreement is five years, and can be renewed for an additional five years upon mutual agreement, provided that for any product that has received marketing approval, or for which a marketing application has been submitted, then the terms of the agreement continue until the late of the expiration of the relevant party’s patents on such product or ten years after the expiration of any regulatory exclusivity regarding such product.

We and NantKwest are required to use commercially reasonable efforts to research, develop, manufacture and commercialize product candidates under the agreement. We and NantKwest agree not to conduct or participate in competing activities with the Joint COVID-19 Collaboration.

We granted to NantKwest a non-exclusive, worldwide license under our technology that is reasonably necessary for NantKwest to research, develop and manufacture product candidates under the Joint COVID-19

Collaboration and we granted NantKwest a co-exclusive, worldwide license under our technology to commercialize such product candidates. NantKwest granted to us a non-exclusive, worldwide license under its technology that is reasonably necessary for us to research, develop and manufacture product candidates under the Joint COVID-19 Collaboration. NantKwest also granted us a co-exclusive, worldwide license under its technology to commercialize such product candidates. NantKwest will have primary control over commercialization of certain product candidates that we contribute and we will have primary control over commercialization of certain products candidates that we contribute.

NantKwest will solely own any intellectual property arising under the Joint COVID-19 Collaboration relating to its products and we will solely own any intellectual property arising under the Joint COVID-19 Collaboration relating to our products. All other intellectual property arising under the Joint COVID-19 Collaboration will be jointly owned.

Intellectual Property

We strive to protect and enhance the proprietary technology, inventions, and improvements that are commercially important to our business, including seeking, maintaining, and defending patent rights, whether developed internally or licensed from third parties. Our policy is to seek to protect our proprietary position by, among other methods, filing patent applications in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements, and product candidates that are important to the development and implementation of our business. We also rely on trade secrets and know-how relating to our proprietary technology and product candidates, continuing innovation, and in-licensing opportunities to develop, strengthen, and maintain our proprietary position in the field of cancer therapeutics and immunotherapy We expect to rely on data exclusivity, market exclusivity, patent term adjustment and patent term extensions when available, as well as on regulatory protection afforded through orphan drug designations. Our commercial success will depend in part on our ability to obtain and maintain patent and other proprietary protection for our product candidates, technology, inventions, and improvements; to preserve the confidentiality of our trade secrets; to maintain our licenses to use intellectual property owned by third parties; to defend and enforce our proprietary rights, including our patents; and to operate without infringing, misappropriating or otherwise violating the valid and enforceable patents and other proprietary rights of third parties.

We have developed, acquired, and in-licensed patents and patent applications directed to the three modalities previously described: (1) activated NK & T-cells; (2) activated tumoricidal macrophages; and (3) memory T cell activation. With respect to activated NK and T cells, we have developed Anktiva, an N72D variant IL-15 complexed to a dimeric IL-15RA/Fc fusion protein; with respect to activated tumoricidal, macrophages we have developed aldoxorubicin, a tumor targeted doxorubicin conjugate; and with respect to memory T cell activation, we have developed adenoviral and yeast immunotherapies expressing tumor antigens such as CEA, MUC1, and Brachyury.

We own patents and patent applications related to the development and commercialization of Anktiva. As of July 31, 2020, our owned patent portfolio directed to Anktiva, methods of use of Anktiva, and combinations with additional therapeutics consists of approximately eight issued U.S. patents and five pending U.S. patent applications, as well as approximately eight patents issued in jurisdictions outside of the United States, including Europe, China, Japan and Australia. Excluding any patent term adjustment and patent term extension, the issued U.S. patents directed to Anktiva, methods of use of Anktiva and combinations with additional therapeutics are expected to expire from 2028 to 2035. Excluding any applicable extensions, the issued foreign patents are expected to expire from 2028 to 2035. If patents issue from our pending U.S. patent applications, excluding any patent term adjustment and patent term extension, such patents will be expected to expire from 2031 to 2038. For example, these patents and patent applications include claims directed to:

•	Anktiva compositions of matter;

•	Uses of Anktiva in methods of treating cancers;

•	Uses of Anktiva in treating HIV; and

•	Combination treatments using Anktiva and additional therapeutics.

We own patents and patent applications related to development and commercialization of our preclinical assets N-820 and N-809. As of July 31, 2020, our owned patent portfolio directed to N-820 and N-809 and methods of use of N-820 and N-809 consists of approximately three issued U.S. patents and approximately three pending U.S. patent applications, as well as approximately nine patents issued in jurisdictions outside of the United States. Excluding any patent term adjustment and patent term extension, the issued U.S. patents directed to N-820 and N-809 are expected to expire from 2028 to 2031. If patents issue from our pending U.S. patent applications, excluding any patent term adjustment and patent term extension, such patents will be expected to expire from 2028 to 2037. For example, these patents and patent applications include claims directed to fusions of checkpoint inhibitor and TAA antibodies and binding molecules with IL-15/IL15RA/Fc fusion proteins complexes.

We own and exclusively in-license patents and patent applications related to the development and commercialization of aldoxorubicin. As of July 31, 2020, our licensed patent portfolio directed to aldoxorubicin and methods of use of aldoxorubicin consists of approximately four issued U.S. patents and approximately one pending U.S. patent application, as well as approximately two patents issued in jurisdictions outside of the United States, including Japan and Australia. Excluding any patent term adjustment and patent term extension, the issued U.S. patents directed to aldoxorubicin are expected to expire from 2020 to 2034. Excluding any applicable extensions, the issued foreign patents are expected to expire from 2033 to 2034. If a patent issues from our pending U.S. patent application, excluding any patent term adjustment and patent term extension, such patent will be expected to expire in 2034. For example, these patents and this patent application include claims directed to:

•	Aldoxorubicin formulations; and

•	Aldoxorubicin formulations for use in treating cancer.

We own patents and patent applications related to the development and commercialization of adenovirus-based cancer immunotherapies. As of July 31, 2020, our patent portfolio directed to adenovirus and methods of use of adenovirus in treating or preventing cancer consists of approximately three issued U.S. patents and approximately nine pending U.S. patent applications, as well as approximately four patents issued in jurisdictions outside of the United States. Excluding any patent term adjustment and patent term extension, the issued U.S. patents directed to adenovirus-based cancer immunotherapies are expected to expire from 2028 to 2033. If patents issue from our pending U.S. patent applications, excluding any patent term adjustment and patent term extension, such patents will be expected to expire from 2028 to 2037. For example, these patents and patent applications include claims directed to:

•	Adenovirus vectors and virus particles comprising TAAs; and

•	Uses of adenovirus vectors and virus particles in methods of treating cancers.

We in-license patents and patent applications related to the development and commercialization of yeast-based cancer immunotherapies. As of July 31, 2020, our licensed patent portfolio directed to yeast-based cancer immunotherapies and methods of use of yeast-based cancer immunotherapies in treating or preventing cancer consists of approximately nineteen issued U.S. patents and approximately five pending U.S patent applications, as well as approximately sixty patents issued in jurisdictions outside of the United States. Excluding any patent term adjustment and patent term extension, the issued U.S. patents directed to yeast-based cancer immunotherapies are expected to expire from 2021 to 2034. If any patents issue from our pending U.S. patent applications, excluding any patent term adjustment and patent term extension, such patents will be expected to expire from 2030 to 2034. For example, these patents and patent applications include claims directed to:

•	Yeast and yeast vehicles expressing TAAs and neoepitopes; and

•	Uses of yeast and yeast vehicles expressing TAAs and neoepitopes in methods of treating cancers.

We own two U.S. patent applications directed to therapeutics for COVID-19. One of these patent applications is directed to the use of our adenovirus and yeast technologies for a COVID-19 vaccine. If any patents issue from our pending U.S. patent applications, excluding any patent term adjustment and patent term extension, such patents will be expected to expire in 2040.

We own patents and patent applications related to the development and commercialization of GMP-in-a-Box. As of July 31, 2020, our patent portfolio directed to GMP-in-a-Box consists of approximately four issued U.S. patents and approximately three pending U.S. patent applications as well as approximately eight patents issued in jurisdictions outside of the United States. Excluding any patent term adjustment and patent term extension, the issued U.S. patents directed to GMP-in-a-Box are expected to expire in 2030. If patents issue from our pending patent applications, excluding any patent term adjustment and patent term extension, such patents will be expected to expire from 2030 to 2037. We also own a pending Patent Cooperation Treaty, or PCT, application directed to GMP-in-a-Box. If patents issue from our pending PCT patent application, excluding any patent term adjustment and patent term extension, such patents will be expected to expire in 2039. For example, these patents and patent applications include claims directed to methods, bioreactors, and apparatuses for monitoring and culturing cells.

The term of individual patents extend for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance, and the legal term of patents in the countries in which they are obtained. Generally, patents issued for applications filed in the United States are effective for 20 years from the earliest effective filing date of a non-provisional patent application. The patent term may be adjusted to compensate for delayed patent issuance, when such delays are caused by the USPTO or successful appeals against USPTO actions. There is no statutory limit on this patent term adjustment, which is generally the length of any such delays caused by the USPTO. In addition, in certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. The restoration period cannot be longer than five years, the total patent term, including the restoration period, must not exceed 14 years following FDA approval, only one patent applicable to an approved drug may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. While we plan to seek such patent term adjustments and extensions where applicable, there is no guarantee that the USPTO and/or FDA will agree with our assessment of whether such adjustments or extensions should be granted, and if granted, the length of such adjustments or extensions. The duration of patents outside of the United States varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. However, the actual protection afforded by a patent varies on a product-by-product and country-to-country basis and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of claims allowable in patents in the field of immunotherapy has emerged in the United States. The patent situation outside of the United States is even more uncertain. Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions and enforce our intellectual property rights, and more generally could affect the value of our intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell, or importing products that infringe our intellectual property will depend in part on our success in obtaining and enforcing patent claims that cover our technology, inventions, and improvements. With respect to both licensed and owned intellectual property, we cannot be sure that patents will be granted with respect to any current pending patent applications or with respect to any patent applications filed in the future, nor can we be sure that any existing patents or any patents that may be granted in the future will be commercially useful in protecting our product candidates and the methods used to manufacture those product candidates. Moreover, even our issued patents do not guarantee us the right to practice our technology in relation to the commercialization of our product candidates. The area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties, and third parties may have blocking patents that could be used to prevent us from commercializing our product candidates and practicing our technology. Our issued patents and those that may issue in the future may be challenged, invalidated, or circumvented, which could limit our ability to stop competitors from marketing related products or limit the length of the term of patent protection that we may have for our product candidates. In addition, the rights granted under any issued patents may not provide us with protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies. For these reasons, we may have competition for our product candidates. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product candidate, it is possible that, before any particular product candidate can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

Our registered trademark portfolio currently contains approximately 34 registered trademarks, approximately seven pending trademark applications in the United States, and approximately 29 pending trademark applications in foreign jurisdictions. We may also rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets are difficult to protect. We seek to protect our trade secrets and other proprietary information, in part, by entering into confidentiality agreements with those who have access to our confidential information, including our employees, contractors, consultants, collaborators, and advisors. We also seek to preserve the integrity and confidentiality of our proprietary technology and processes by maintaining physical security of our premises and physical and electronic security of our information technology systems. Although we have confidence in these individuals, organizations, and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or may be independently discovered by competitors. To the extent that our employees, contractors, consultants, collaborators, or advisors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Competition

The biotechnology and pharmaceutical industries are characterized by rapid technological advancement, significant competition and an emphasis on intellectual property. We face potential competition from many different sources, including major and specialty pharmaceutical and biotechnology companies, academic research institutions, governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with current therapies and new therapies that may become available in the future. We believe that the key competitive factors affecting the success of any of our product candidates will include efficacy, safety profile, convenience, cost, level of promotional activity devoted to them and intellectual property protection.

We have focused our efforts on oncological and infectious disease indications that are difficult to treat and with large unmet needs, and we believe our platform will be broadly applicable across multiple tumor types and infections. Based on the breadth and depth of our platforms, we believe our competitors will range from large pharmaceutical companies to emerging novel biotechnology companies.

From an oncology perspective, we have different competitors based on modality. In the NK and T cells activation modality, we primarily compete with large pharmaceutical companies marketing checkpoint inhibitors including AstraZeneca, BMS, GSK, Merck, Pfizer and Roche. The potential exists for some of these large pharmaceutical companies to seek collaboration for combination of Anktiva with their marketed checkpoint. Also, in the NK and T cell activation modality, we will compete with immunotherapy fusion protein companies developing similar approaches including Nektar Therapeutics, Neoleukin Therapeutics, Inc. Novartis International AG, Roche, Sanofi S.A., and in the context of NMIBC, FerGene, Inc., Merck and Sesen Bio, Inc.

In the tumoricidal macrophage activation modality, we will compete with various chemotherapeutic agents, including Abraxane, doxorubicin and paclitaxel/Taxol, as well as an antibody drug conjugate produced by Immunomedics.

In the T cell memory modality, we also compete with cell therapy and CAR-T based companies including Allogene Therapeutics Inc., CRISPR Therapeutics AG, Fate Therapeutics, Inc., Forty Seven, Intellia Therapeutics, Inc., Iovance Biotherapeutics, Inc. and Legend Biotech Corporation.

From an infectious disease perspective, we will compete with Abbott Laboratories, BMS, Gilead and GSK, in the field of HIV. In the field of COVID-19, we will compete with Altimmune, AstraZeneca, BioNTech SE/Pfizer, CanSinoBio, GSK, Johnson & Johnson, Merck, Moderna, Novavax and Vaxart, and with many other new competitors that are emerging frequently.

Government Regulation

Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including warning letters, the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations and civil and criminal penalties. Contract manufacturers often encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel. Any of these actions or events could have a material impact on the availability of our product candidates.

The FDA and other regulatory authorities at federal, state, and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring, and post-approval reporting of biologics such as those we are developing. We, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our product candidates. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources.

The process required by the FDA before biopharmaceutical product candidates may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests and animal studies performed in accordance with the FDA’s GLP requirements;

•	submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;

•	approval by an independent IRB or ethics committee for each clinical site before the clinical trial is begun;

•	performance of adequate and well-controlled human clinical trials to establish the safety, purity and potency of the proposed biologic product candidate for its intended purpose;

•	preparation of and submission to the FDA of a BLA or NDA, after completion of all required clinical trials;

•	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

•	satisfactory completion of an FDA Advisory Committee review, if applicable;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMP and to assure that the facilities, methods and controls are adequate to preserve the product candidates’ continued safety, quality, purity and potency or efficacy, and of selected clinical investigational sites to assess compliance with GCP requirements; and

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FDA review and approval of the BLA or NDA to permit commercial marketing of the product for particular indications for use in the United States, which must be updated annually and when significant changes are made.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all. Prior to beginning the first clinical trial with a product candidate, we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an IND product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial. As described elsewhere in this joint proxy and consent solicitation statement/prospectus, the IND amendment for the Phase II / III clinical trial for our hAd5 COVID-19 vaccine has been placed on clinical hold pending further review of additional information, including immunogenicity and safety data from the Phase I portion of the study. FDA will also require modifications to our Phase II/III protocol, which we are working to incorporate.

When a clinical trial using genetically engineered cells is conducted at, or sponsored by, institutions receiving NIH funding for wild-type DNA research, prior to the submission of an IND to the FDA, a protocol and related documentation is submitted to and the study is registered with the NIH Office of Biotechnology Activities, or OBA, pursuant to the NIH Guidelines for Research Involving Recombinant DNA Molecules, or NIH Guidelines. Compliance with the NIH Guidelines is mandatory for investigators at institutions receiving NIH funds for research involving wild-type DNA, and many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them. The NIH is responsible for convening the Recombinant DNA Advisory Committee, or RAC, a federal advisory committee that discusses protocols that raise novel or particularly important scientific, safety, or ethical considerations at one of its quarterly public meetings. The OBA will notify the FDA of the RAC’s decision regarding the necessity for full public review of a protocol. RAC proceedings and reports are posted to the OBA web site and may be accessed by the public. If the FDA allows the IND to proceed, but the RAC decides that full public review of the protocol is warranted, the FDA will request at the completion of its IND review that sponsors delay initiation of the protocol until after completion of the RAC review process.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirement, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB, for each site proposing to conduct the clinical trial, must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries.

For purposes of BLA or NDA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

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Phase I. The investigational product is initially introduced into healthy human subjects and tested for safety. In the case of some products for severe or life-threatening diseases, the initial human testing is often conducted in patients.

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Phase II. The investigational product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy or potency of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

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Phase III. Clinical trials are undertaken to further evaluate dosage, clinical efficacy or potency, and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk to benefit ratio of the product and provide an adequate basis for product labeling.

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Phase IV. In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase IV trials may be made a condition to approval of the BLA or NDA.

Phase I, Phase II and Phase III testing may not be completed successfully within a specified period, if at all, and there can be no assurance that the data collected will support FDA approval or licensure of the product. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the Public Health Service Act emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

We may be required to develop and implement additional clinical trial policies and procedures designed to help protect subjects from the COVID-19 virus. For example, in March 2020, the FDA issued a guidance, which FDA subsequently updated, on conducting clinical trials during the pandemic, which describes a number of considerations for sponsors of clinical trials impacted by the pandemic, including the requirement to include in the clinical trial report contingency measures implemented to manage the trial, and any disruption of the trial as a result of the COVID-19 pandemic; a list of all subjects affected by the COVID-19-pandemic related study disruption by unique subject identifier and by investigational site and a description of how the individual’s participation was altered; and analyses and corresponding discussions that address the impact of implemented contingency measures (e.g., participant discontinuation from investigational product and/or study, alternative procedures used to collect critical safety and/or efficacy data) on the safety and efficacy results reported for the trial. In June 2020, FDA also published a guidance on Good Manufacturing Practice considerations for responding to COVID-19 infection in employees in drug and biological products manufacturing. The extent to which the COVID-19 pandemic impacts our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

BLA/NDA Submission and Review by the FDA

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a BLA for a biologic product candidate or an NDA for a small molecule product candidate requesting approval to market the product for one or more indications. The BLA/NDA must include all relevant data available from pertinent preclinical and clinical trials, including negative or ambiguous results, as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of the product or from a number of alternative sources, including studies initiated by investigators. The submission of a BLA/NDA requires payment of a substantial user fee to the FDA, and the sponsor of an approved BLA/NDA is subject to annual product and establishment user fees. These fees typically increase annually. A waiver of user fees may be obtained under certain limited circumstances.

Within 60 days following submission of the application, the FDA reviews a BLA/NDA to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA or NDA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA/NDA must be resubmitted with the additional information. Once a BLA/NDA has been filed, the FDA’s goal is to review the application within ten months after it accepts the application for filing, or, if the application relates to an unmet medical need in a serious or life-threatening indication, six months after the FDA accepts the application for filing. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA reviews a BLA/NDA to determine, among other things, whether a product is safe and effective, or safe, pure and potent for the proposed indication(s) and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued safety, purity and potency or efficacy. The FDA may convene an advisory committee to provide clinical insight on application review questions. Before approving a BLA/NDA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities comply with cGMP requirements and are adequate to assure consistent production of the product within required specifications. If applicable, FDA regulations also require tissue establishments to register and list their human cells, tissues, and cellular and tissue-based products with the FDA and to evaluate donors through screening and testing. Additionally, before approving a BLA/NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

The testing and approval process require substantial time, effort and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all, and we may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our product candidates. After the FDA evaluates a BLA/NDA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter, a complete response letter, or a not approval letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter indicates that the review cycle of the application is complete, and the application is not ready for approval. A complete response letter may request additional information or clarification. The FDA may delay or refuse approval of a BLA/NDA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the BLA/NDA with a REMS plan to mitigate risks, which could include medication guides, physician communication plans, or other restrictions to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing regulatory standards is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase IV post-market trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization and may limit further marketing of the product based on the results of these post-marketing studies. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our product candidates under development.

A sponsor may seek approval of its product candidate under programs designed to accelerate the FDA’s review and approval of new drugs and biological products that meet certain criteria. Specifically, new drugs and biological products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. For a Fast Track product, the FDA may consider sections of the BLA/NDA for review on a rolling basis before the complete application is submitted if relevant criteria are met. A Fast Track designated product candidate may also qualify for priority review, under which the FDA sets the target date for FDA action on the BLA at six months after the FDA accepts the application for filing. Priority review is granted when there is evidence that the proposed product would be a significant improvement in the safety or effectiveness of the treatment, diagnosis, or prevention of a serious condition. If criteria are not met for priority review, the application is subject to the standard FDA review period of ten months after the FDA accepts the application for filing. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

Under the accelerated approval program, the FDA may approve a BLA/NDA on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Post-marketing studies or completion of ongoing studies after marketing approval are generally required to verify the product’s clinical benefit in relationship to the surrogate endpoint or ultimate outcome in relationship to the clinical benefit.

In addition, the Food and Drug Administration Safety and Innovation Act of 2012, or FDASIA, established Breakthrough Therapy designation. A sponsor may seek FDA designation of its product candidate as a Breakthrough Therapy if the product candidate is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Sponsors may request the FDA to designate a Breakthrough Therapy at the time of, or any time after, the submission of an IND, but ideally before an end-of-Phase II meeting with the FDA. If the FDA designates a Breakthrough Therapy, it may take actions appropriate to expedite the development and review of the application, which may include holding meetings with the sponsor and the review team throughout the development of the therapy; providing timely advice to, and interactive communication with, the sponsor regarding the development of the product candidate to ensure that the development program to gather the nonclinical and clinical data necessary for approval is as efficient as practicable; involving senior managers and experienced review staff, as appropriate, in a collaborative, cross-disciplinary review; assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor; and considering alternative clinical trial designs when scientifically appropriate, which may result in smaller or more efficient clinical trials that require less time to complete and may minimize the number of patients exposed to a potentially less efficacious treatment. Breakthrough Therapy designation also allows the sponsor to file sections of the BLA/NDA for review on a rolling basis. We may seek designation as a Breakthrough Therapy for some or all of our product candidates.

Fast Track designation, priority review and Breakthrough Therapy designation do not change the standards for approval but may expedite the development or approval process.

In addition, the Pediatric Research Equity Act, or PREA, requires a sponsor to conduct pediatric clinical trials for certain drugs and biological products, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs/BLAs and supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the product candidate is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 individuals in the United States and when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting a BLA or NDA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA.

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA or NDA, to market the same biologic or drug product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application user fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Emergency Use Authorization

Operation Warp Speed, or OWS, aims to deliver 300 million doses of a safe, effective vaccine for COVID-19 by January 2021, and is part of a broader government strategy to accelerate the development, manufacturing, and distribution of COVID-19 vaccines, therapeutics, and diagnostics. OWS is a partnership among components of HHS, including the Centers for Disease Control and Prevention, the FDA, the NIH, and the Biomedical Advanced Research and Development Authority, or BARDA, and the Department of Defense; engages with private firms and other federal agencies; and coordinates existing HHS-wide efforts, including the NIH’s Accelerating COVID-19 Therapeutic Interventions and Vaccines partnership, NIH’s Rapid Acceleration of Diagnostics initiative, and work by BARDA. A COVID-19 vaccine product may be approved initially under an emergency use authorization, or EUA, followed by a full BLA approval when more data are available and submitted to FDA for approval.

On February 4, 2020, the Secretary of HHS determined that the COVID-19 pandemic is a public health emergency that has a significant potential to affect national security or the health and security of U.S. citizens. On the basis of such determination, on March 27, 2020, the Secretary of HHS declared that circumstances exist justifying the authorization of emergency use of drugs and biologics during the COVID-19 outbreak, pursuant to Section 564 of the FDCA, which permits the FDA Commissioner to allow unapproved medical products or unapproved uses of approved medical products to be used in the COVID-19 public health emergency. FDA has created the Coronavirus Treatment Acceleration Program, a new program designed to expedite the development of potential COVID-19 therapies by using every tool at the agency’s disposal to determine if the therapies are safe and effective for their intended uses. In issuing an emergency use authorization, FDA will consider the totality of scientific evidence available to FDA regarding safety, efficacy and known and potential risks of such products and availability of alternatives to the emergency use products, among others. Emergency Use Authorizations issued by FDA will specify the scope authorization and conditions of authorization, including limitations on distribution and conditions related to product advertising and promotion. Once granted, an EUA is effective will be effective until the declaration that circumstances exist justifying the authorization of the emergency use of drugs and biologics for prevention and treatment of COVID-19 is terminated under Section 564(b)(2) of the FDCA or the EUA is revoked under Section 564(g) of the FDCA, after which the product must be approved by FDA under a traditional pathway in order to remain on the market or to continue commercialization of the product.

Post-Approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record keeping, reporting of adverse experiences, periodic reporting, distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data. Biopharmaceutical manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and any third-party manufacturers that we may decide to use. Changes to the manufacturing process are strictly regulated and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us, and any third-party manufacturers, that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. We cannot be certain that we or our present or future suppliers will be able to comply with the cGMP regulations and other FDA regulatory requirements. If our present or future suppliers are not able to comply with these requirements, the FDA may, among other things, halt our clinical trials, require us to recall a product from distribution, or withdraw approval of the BLA or NDA.

Future FDA and state inspections may identify compliance issues at our facilities or at the facilities of contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved BLA or NDA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics or drug products. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties, and exclusion from participation in governmental health programs, like Medicare and Medicaid. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

Premarket Clearance and Approval Requirements for Medical Devices

Each medical device we seek to commercially distribute in the United States will require either a prior 510(k) clearance, unless it is exempt, or a PMA, from the FDA. Generally, if a new device has a predicate that is already on the market under a 510(k) clearance, the FDA will allow that new device to be marketed under a 510(k) clearance; otherwise, a PMA is required. Medical devices are classified into one of three classes: Class I, Class II or Class III, depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurance of safety and effectiveness. Class I devices are deemed to be low risk and are subject to the general controls of the FDCA, such as provisions that relate to: adulteration; misbranding; registration and listing; notification, including repair, replacement, or refund; records and reports; and good manufacturing practices. Most Class I devices are classified as exempt from pre-market notification under section 510(k) of the FDCA, and therefore may be commercially distributed without obtaining 510(k) clearance from the FDA. Class II devices are subject to both general controls and special controls to provide reasonable assurance of safety and effectiveness. Special controls include performance standards, post market surveillance, patient registries and guidance documents. A manufacturer may be required to submit to the FDA a pre-market notification requesting permission to commercially distribute some Class II devices. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in Class III. A Class III device cannot be marketed in the United States unless the FDA approves the device after submission of a PMA. However, there are some Class III devices for which FDA has not yet called for a PMA. For these devices, the manufacturer must submit a pre-market notification and obtain 510(k) clearance in orders to commercially distribute these devices. The FDA can also impose sales, marketing or other restrictions on devices in order to assure that they are used in a safe and effective manner.

510(k) Clearance Pathway

When a 510(k) clearance is required, we must submit a pre-market notification to the FDA demonstrating that our proposed device is substantially equivalent to a predicate device, which is a previously cleared and legally marketed 510(k) device or a device that was in commercial distribution before May 28, 1976. By regulation, a pre-market notification must be submitted to the FDA at least 90 days before we intend to distribute a device. As a practical matter, clearance often takes significantly longer. To demonstrate substantial equivalence, the manufacturer must show that the proposed device has the same intended use as the predicate device, and it either has the same technological characteristics, or different technological characteristics and the information in the pre-market notification demonstrates that the device is equally safe and effective and does not raise different questions of safety and effectiveness. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. If the FDA determines that the device, or its intended use, is not substantially equivalent to a previously cleared device or use, the FDA will place the device into Class III.

There are three types of 510(k)s: traditional; special; and abbreviated. Special 510(k)s are for devices that are modified and the modification needs a new 510(k) but does not affect the intended use or alter the fundamental scientific technology of the device. Abbreviated 510(k)s are for devices that conform to a recognized standard. The special and abbreviated 510(k)s are intended to streamline review, and the FDA intends to process special 510(k)s within 30 days of receipt.

De Novo Classification

Medical device types that the FDA has not previously classified as Class I, II or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a new route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the Request for Evaluation of Automatic Class III Designation or the de novo classification procedure.

This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Prior to the enactment of the FDASIA, a medical device could only be eligible for de novo classification if the manufacturer first submitted a 510(k) pre-market notification and received a determination from the FDA that the device was not substantially equivalent. FDASIA streamlined the de novo classification pathway by permitting manufacturers to request de novo classification directly without first submitting a 510(k) pre-market notification to the FDA and receiving a not substantially equivalent determination. Under FDASIA, the FDA is required to classify the device within 120 days following receipt of the de novo application. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. In addition, the FDA may reject the reclassification petition if it identifies a legally marketed predicate device that would be appropriate for a 510(k) or determines that the device is not low to moderate risk or that general controls would be inadequate to control the risks and special controls cannot be developed.

Pre-market Approval Pathway

A PMA application must be submitted to the FDA for Class III devices for which the FDA has required a PMA. The PMA application process is much more demanding than the 510(k) pre-market notification process. A PMA application must be supported by extensive data, including but not limited to technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction reasonable evidence of safety and effectiveness of the device.

After a PMA application is submitted, the FDA has 45 days to determine whether the application is sufficiently complete to permit a substantive review and thus whether the FDA will file the application for review. The FDA has 180 days to review a filed PMA application, although the review of an application generally occurs over a significantly longer period of time and can take up to several years. During this review period, the FDA may request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device.

Although the FDA is not bound by the advisory panel decision, the panel’s recommendations are important to the FDA’s overall decision making process. In addition, the FDA may conduct a preapproval inspection of the manufacturing facility to ensure compliance with the Quality System Regulation, or QSR. The agency also may inspect one or more clinical sites to assure compliance with FDA’s regulations.

Upon completion of the PMA review, the FDA may: (i) approve the PMA application which authorizes commercial marketing with specific prescribing information for one or more indications, which can be more limited than those originally sought; (ii) issue an approvable letter which indicates the FDA’s belief that the PMA application is approvable and states what additional information the FDA requires or the post-approval commitments that must be agreed to prior to approval; (iii) issue a not approvable letter which outlines steps required for approval, but which are typically more onerous than those in an approvable letter, and may require additional clinical trials that are often expensive and time consuming and can delay approval for months or even years; or (iv) deny the application. If the FDA issues an approvable or not approvable letter, the applicant has 180 days to respond, after which the FDA’s review clock is reset.

Clinical trials are almost always required to support PMA and are sometimes required for 510(k) clearance. In the United States, for significant risk devices, these trials require submission of an application for an Investigational Device Exemption, or IDE, to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE must be approved in advance by the FDA for a specific number of patients at specified trial sites. During the trial, the sponsor must comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting and recordkeeping. The investigators must obtain patient informed consent, rigorously follow the investigational plan and trial protocol, control the disposition of investigational devices and comply with all reporting and recordkeeping requirements. Clinical trials for significant risk devices may not begin until the IDE application is approved by the FDA and the appropriate IRBs at the clinical trial sites. An IRB is an appropriately constituted group that has been formally designated to review and monitor medical research involving subjects and which has the authority to approve, require modifications in, or disapprove research to protect the rights, safety and welfare of human research subjects. A nonsignificant risk device does not require FDA approval of an IDE; however, the clinical trial must still be conducted in compliance with various requirements of FDA’s IDE regulations and be approved by an IRB at the clinical trial sites. The FDA or the IRB at each site at which a clinical trial is being performed may withdraw approval of a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits or a failure to comply with FDA or IRB requirements. Even if a trial is completed, the results of clinical testing may not demonstrate the safety and effectiveness of the device, may be equivocal or may otherwise not be sufficient to obtain approval or clearance of the product.

Sponsors of clinical trials of devices are required to register with clinical trials.gov, a public database of clinical trial information. Information related to the device, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration.

Ongoing Medical Device Regulation by the FDA

Even after a device receives clearance or approval and is placed on the market, numerous regulatory requirements apply. These include:

•	establishment registration and device listing;

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the QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and the FDA prohibitions against the promotion of products for uncleared, unapproved or off-label uses and other requirements related to promotional activities;

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medical device reporting regulations, which require that manufactures report to the FDA if their device may have caused or contributed to a death or serious injury, or if their device malfunctioned and the device or a similar device marketed by the manufacturer would be likely to cause or contribute to a death or serious injury if the malfunction were to recur;

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corrections and removal reporting regulations, which require that manufactures report to the FDA field corrections or removals if undertaken to reduce a risk to health posed by a device or to remedy a violation of the FDCA that may present a risk to health; and

•	post market surveillance regulations, which apply to certain Class II or III devices when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new clearance or possibly a PMA. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacture’s determination. If the FDA disagrees with our determination not to seek a new 510(k) clearance, the FDA may retroactively require us to seek 510(k) clearance or possibly a PMA. The FDA could also require manufacturer to cease marketing and distribution and/or recall the modified device until 510(k) clearance or PMA is obtained. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines and penalties.

Some changes to an approved PMA device, including changes in indications, labeling or manufacturing processes or facilities, require submission and FDA approval of a new PMA application or PMA supplement, as appropriate, before the change can be implemented. Supplements to a PMA application often require the submission of the same type of information required for an original PMA application, except that the supplement is generally limited to that information needed to support the proposed change from the device covered by the original PMA. The FDA uses the same procedures and actions in reviewing PMA supplements as it does in reviewing original PMA applications.

FDA regulations require us to register as a medical device manufacturer with the FDA. Additionally, some states require us to register as a medical device manufacturer within the state. Because of this, the FDA and similar state agencies may inspect us on a routine basis for compliance with the QSR. These regulations require that the manufacturer maintain proper documentation in a prescribed manner with respect to manufacturing, testing and control activities. Further, the FDA requires medical device manufacturers to comply with various FDA regulations regarding labeling. Failure by us or by our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or state authorities, which may include any of the following sanctions:

•	warning or untitled letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications, voluntary or mandatory recall or seizure of our medical device product candidates;

•	operating restrictions, partial suspension or total shutdown of production;

•	delay in processing submissions or applications for new products or modifications to existing products;

•	withdrawing approvals that have already been granted; and

•	criminal prosecution.

The Medical Device Reporting laws and regulations require medical device manufacturers to provide information to the FDA when they receive or otherwise become aware of information that reasonably suggests the device may have caused or contributed to a death or serious injury as well as a device malfunction that likely would cause or contribute to death or serious injury if the malfunction were to recur. In addition, the FDA prohibits an approved device from being marketed for off-label use. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.

Newly discovered or developed safety or effectiveness data may require changes to a product’s labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory clearance or approval of our medical device product candidates under development. Medical device manufacturers are also subject to other federal, state and local laws and regulations relating to safe working conditions, laboratory and manufacturing practices.

Other Healthcare Laws and Compliance Requirements

Our sales, promotion, medical education, clinical research and other activities following product approval will be subject to regulation by numerous regulatory and law enforcement authorities in the United States in addition to the FDA, including potentially the Federal Trade Commission, the Department of Justice, CMS, other divisions of HHS and state and local governments. Our promotional and scientific/educational programs must comply with the AKS, the FCA, physician payment transparency laws, privacy laws, security laws, and additional federal and state laws similar to the foregoing.

The AKS prohibits, among other things, the knowing and willing, direct or indirect offer, receipt, solicitation or payment of remuneration in exchange for or to induce the referral of patients, including the purchase, order or lease of any good, facility, item or service that would be paid for in whole or part by Medicare, Medicaid or other federal health care programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced-price items and services. The AKS has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, formulary managers, and beneficiaries on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the AKS. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the AKS has been violated. The government has enforced the AKS to reach large settlements with healthcare companies based on sham research or consulting and other financial arrangements with physicians. Further, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the FCA. Many states have similar laws that apply to their state health care programs, as well as private payors.

Federal false claims and false statement laws, including the FCA, imposes liability on persons or entities that, among other things, knowingly present or cause to be presented claims that are false or fraudulent or not provided as claimed for payment or approval by a federal health care program. The FCA has been used to prosecute persons or entities that “cause” the submission of claims for payment that are inaccurate or fraudulent, by, for example, providing inaccurate billing or coding information to customers, promoting a product off-label, submitting claims for services not provided as claimed, or submitting claims for services that were provided but not medically necessary. Actions under the FCA may be brought by the Attorney General, or as a qui tam action by a private individual, in the name of the government. Violations of the FCA can result in significant monetary penalties and treble damages. The federal government is using the FCA, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical and biotechnology companies throughout the country, for example, in connection with the promotion of products for unapproved uses and other illegal sales and marketing practices. The government has obtained multi-million and multi-billion dollar settlements under the FCA in addition to individual criminal convictions under applicable criminal statutes. In addition, certain companies that were found to be in violation of the FCA have been forced to implement extensive corrective action plans and have often become subject to consent decrees or corporate integrity agreements, restricting the manner in which they conduct their business.

HIPAA created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors; knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services; and willfully obstructing a criminal investigation of a healthcare offense. Like the AKS, the ACA amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws. In addition, many states have similar fraud and abuse statutes or regulations that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Additionally, to the extent that our product candidates, once commercialized, are sold in a foreign country, we may be subject to similar foreign laws.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians and certain other healthcare providers and teaching hospitals. The ACA, among other things, imposed new reporting requirements on certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, for payments or other transfers of value made by them to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include payments and transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners. Covered manufacturers are required to collect and report detailed payment data and submit legal attestation to the accuracy of such data to the government each year. Failure to submit required information may result in civil monetary penalties for all payments, transfers of value or ownership or investment interests that are not timely, accurately and completely reported in an annual submission. Additionally, entities that do not comply with mandatory reporting requirements may be subject to a corporate integrity agreement. Certain states also mandate implementation of commercial compliance programs, impose restrictions on covered manufacturers’ marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to physicians and other healthcare professionals.

We may also be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, impose specified requirements on certain health care providers, plans and clearinghouses, or collectively, covered entities, and their “business associates,” relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to “business associates,” which includes independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, certain states have their own laws that govern the privacy and security of health information in certain circumstances, many of which differ from each other and/or HIPAA in significant ways and may not have the same effect, thus complicating compliance efforts.

If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs, imprisonment, contractual damages, reputational harm, and diminished profits and future earnings, any of which could adversely affect our ability to operate our business and our financial results. If any of the physicians or other providers, independent contractors, or entities with whom we do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment, which could affect our ability to operate our business. Further, defending against any such actions can be costly, time-consuming and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

In addition to the foregoing health care laws, we are also subject to the U.S. Foreign Corrupt Practices Act, or FCPA, and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from making improper payments to government officials or private-sector recipients for the purpose of obtaining or retaining business. The anti-corruption policy mandates compliance with the FCPA and similar anti-bribery laws applicable to our business throughout the world. However, we cannot assure you that such a policy or procedures implemented to enforce such a policy will protect us from intentional, reckless or negligent acts committed by our employees, distributors, partners, collaborators or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties or prosecution and have a negative impact on our business, results of operations and reputation.

Coverage and Reimbursement

Sales of pharmaceutical products depend significantly on the extent to which coverage and adequate reimbursement are provided by third-party payors. Third-party payors include state and federal government health care programs, managed care providers, private health insurers and other organizations. Although we currently believe that third-party payors will provide coverage and reimbursement for our product candidates, if approved, we cannot be certain of this. Third-party payors are increasingly challenging the price, examining the cost-effectiveness, and reducing reimbursement for medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. The U.S. government, state legislatures and foreign governments have continued implementing cost containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Adoption of price controls and cost containment measures and adoption of more restrictive policies in jurisdictions with existing controls and measures could further limit our revenues and results. We may need to conduct expensive clinical trials to demonstrate the comparative cost-effectiveness of our product candidates. The product candidates that we develop may not be considered cost-effective and thus may not be covered or sufficiently reimbursed. It is time consuming and expensive for us to seek coverage and reimbursement from third-party payors, as each payor will make its own determination as to whether to cover a product and at what level of reimbursement. Thus, one payor’s decision to provide coverage and adequate reimbursement for a product does not assure that another payor will provide coverage or that the reimbursement levels will be adequate. Moreover, a payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Reimbursement may not be available or sufficient to allow us to sell our product candidates on a competitive and profitable basis.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our product candidates profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

By way of example, in March 2010, the ACA was signed into law, intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Among the provisions of the ACA of importance to our potential product candidates are:

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an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

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an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

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a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% (increased pursuant to the Bipartisan Budget Act of 2018, effective as of 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

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expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes include, among others, the Budget Control Act of 2011, which mandates aggregate reductions to Medicare payments to providers of up to 2% per fiscal year effective April 1, 2013, and, due to subsequent legislative amendments, will remain in effect through 2029 unless additional Congressional action is taken. The CARES Act, which was signed into law on March 27, 2020, designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2020, and extended the sequester by one year, through 2030, in order to offset the added expense of the 2020 cancellation. In January 2013, President Obama signed into law the ARTA, which, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our product candidates, if approved, and, accordingly, our financial operations.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates. Furthermore, the current presidential administration and Congress may continue to attempt broad sweeping changes to the current health care laws. We face uncertainties that might result from modifications or repeal of any of the provisions of the ACA, including as a result of current and future executive orders and legislative actions. The impact of those changes on us and potential effect on the pharmaceutical and biotechnology industries as a whole is currently unknown. However, any changes to the ACA are likely to have an impact on our results of operations and may have a material adverse effect on our results of operations. We cannot predict what other healthcare programs and regulations will ultimately be implemented at the federal or state level or the effect any future legislation or regulation in the United States may have on our business.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our product candidates to the extent we choose to develop or sell any product candidates outside of the United States. The approval process varies from country to country and the time may be longer or shorter than that required to obtain FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Facilities

We primarily occupy two campuses in El Segundo, California and a research and cGMP clinical manufacturing site in Louisville, Colorado. We have leases or use of sites through our shared services arrangements in multiple facilities across the United States and Italy including in El Segundo and Culver City, California (general corporate and administrative activities, research and development and regulatory), Seattle, Washington (research and development), Louisville, Colorado (research and development and manufacturing), Miramar, Florida (clinical development), Morrisville, North Carolina (clinical development) and Udine and Tavangnacco, Italy (GMP-in-a-Box).

We also have access to cGMP manufacturing facilities pursuant to the collaboration agreement entered into with NantKwest for the collaborative joint development, manufacturing, and marketing for certain COVID-19 therapeutics and vaccines, including sites in El Segundo and Torrey Pines, California.

The following table summarizes the principal properties that we lease:

Location	Lease Expiration	Approximate Size (sq. ft.)	Primary Functions
Louisville, Colorado	December 31, 2025	50,838	Manufacturing and research and development

El Segundo, California	July 31, 2026	5,650	Research and development, general corporate and administrative activities

El Segundo, California	July 31, 2026	6,488	Research and development, clinical development, regulatory, general corporate and administrative activities

El Segundo, California	October 31, 2024	11,980	Manufacturing, research and development

Seattle, Washington	November 1, 2025	5,527	Research and development

The El Segundo properties and the Louisville property each have two five-year renewal options. In September 2020, Altor entered into a Sublease Agreement with NantKwest for approximately 6,901 rental square feet at the 11,980 sq. ft. building in El Segundo. The sublease commenced in August 2020, and expires in July 2022, with an option to extend the initial term for an additional one year.

For more information on our facilities, see the sections titled “Certain Relationships and Related Party Transactions of ImmunityBio—Transactions with NantWorks and its Affiliates—Duley Road, LLC Lease Agreements”, “Certain Relationships and Related Party Transactions of ImmunityBio—Transactions with NantWorks and its Affiliates— Shared Services Agreement with NantWorks”, “Certain Relationships and Related Party Transactions of ImmunityBio—Transactions with NantKwest, Inc.—Joint COVID-19 Collaboration Agreement” and “Certain Relationships and Related Party Transactions of ImmunityBio—Transactions with NantKwest, Inc.—Duley Sublease Agreement.”

We believe that our existing facilities are adequate to meet our current needs and that we will be able to renew existing leases and obtain additional commercial space as needed.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Altor Litigation

On July 31, 2017, the stockholders of Altor approved a merger pursuant to which we acquired the outstanding common and preferred stock of Altor. In 2017, five minority stockholders filed two actions against us, Altor, Altor’s successor, Altor BioScience, LLC, and certain of Altor’s former directors in the Delaware Court of Chancery. The claims asserted, among other things, that the merger price was too low and the result of an unfair process. The two actions were consolidated before Vice Chancellor Joseph R. Slights, III.

The first action, Gray v. Soon-Shiong, et al., was filed on June 21, 2017 by plaintiffs Clayland Boyden Gray, or Gray and Adam R. Waldman. The plaintiffs, two minority stockholders, asserted claims against us, Altor, and certain of Altor’s former directors for (1) breach of fiduciary duty and (2) aiding and abetting breach of fiduciary duty. After the court denied plaintiffs’ motion to enjoin the merger, the merger closed on July 31, 2017.

On September 1, 2017, plaintiffs (joined by two additional minority stockholders, Barbara Sturm Waldman and Douglas E. Henderson, or Henderson) filed a second amended complaint, asserting claims for (1) appraisal; (2) quasi-appraisal; (3) breach of fiduciary duty; and (4) aiding and abetting breach of fiduciary duty. On September 18, 2017, defendants moved to dismiss the second amended complaint, raising grounds that included a “standstill” agreement under which we maintained that Gray and Adam R. Waldman and Barbara Strum Waldman, or the Waldmans, agreed not to bring the lawsuit. In the second action, Dyad Pharmaceutical Corp. v. Altor BioScience, LLC, commenced November 28, 2017, Dyad Pharmaceutical Corporation, or Dyad, filed a petition for appraisal in connection with the merger. We moved to dismiss the appraisal petition on January 26, 2018, arguing in part that the petition was barred by the same “standstill” agreement.

On April 23, 2018, the court heard oral argument on the motions to dismiss in both consolidated cases, and on June 26, 2018, the court converted the motions to dismiss into motions for summary judgment with regard to the “standstill” agreement argument. The court permitted discovery into the meaning and intended scope of the “standstill” agreements, which the parties completed on December 19, 2018. The court issued an oral ruling on the converted motions for summary judgment on May 15, 2019, and (1) dismissed all claims brought by Gray and the Waldmans except for their appraisal claims; (2) dismissed all plaintiffs’ quasi-appraisal claims; (3) dismissed the disclosure-based breach of fiduciary duty claims; and (4) dismissed Altor from the action. The following claims remained: (a) the appraisal claims by all plaintiffs and Dyad (against Altor BioScience, LLC), and (b) Henderson’s claims for breach of fiduciary duty and aiding and abetting breach of fiduciary duty.

On June 14, 2019, defendants answered the second amended complaint and Dyad’s appraisal petition. In their answer, defendants asserted counterclaims against Gray and the Waldmans for breach of the “standstill” agreements and sought as damages the attorneys’ fees and costs they were forced to expend as a result of the breach. On June 20, 2019, the court issued a written order implementing its ruling on the converted motions for summary judgment. On July 11, 2019, Gray and the Waldmans filed answers denying the counterclaims and asserting defenses.

On September 30, 2019, plaintiffs moved for leave to file a third amended complaint. The proposed amendment sought to add two former Altor stockholders (Dean Taylor and Kevin Taylor) as plaintiffs and to add a fiduciary duty claim on behalf of a purported class of former Altor stockholders. On October 25, 2019, defendants opposed the motion, and briefing was completed on February 28, 2020. The court heard argument on the motion on March 12, 2020 and granted the motion. Plaintiffs filed the third amended complaint on June 8, 2020.

On June 29, 2020, defendants answered the third amended complaint, and asserted counterclaims against (i) Gray and the Waldmans for breach of the “standstill” agreements, (ii) Dean Taylor for breach of a release executed as part of the merger, and (iii) Gray and the Waldmans for inducing Dean Taylor’s breach of the release. As damages, defendants seek the attorneys’ fees and costs incurred as a result of these breaches. On July 14, 2020, Gray, the Waldmans, and Dean Taylor filed an answer denying the counterclaims and asserting defenses. On July 16, 2020, defendants requested leave from the court to file a motion for partial summary judgment regarding liability on their first counterclaim against Gray and the Waldmans for breach of the “standstill” agreements. On July 30, 2020, plaintiffs opposed defendants’ request for leave to file this motion.

Trial has been set to commence in October 2021. We believe the claims lack merit and intend to defend the case vigorously.

Sorrento Litigation

On April 3, 2019, Sorrento, derivatively on behalf NANTibody, filed an action in the Superior Court of California, Los Angeles County, against us, Dr. Soon-Shiong, and Charles Kim. The action alleges that the defendants improperly caused NANTibody to acquire IgDraSol (an entity that holds certain rights to a drug known as Cynviloq) from our affiliate NantPharma and seeks to have the transaction undone and the purchase price returned to NANTibody. On the same day, Sorrento filed a related arbitration proceeding, or the Cynviloq arbitration, against Dr. Soon-Shiong and NantPharma, LLC; we are not named in the arbitration. On May 15, 2019, we filed a demurrer to several causes of action alleged in the Superior Court action. On July 18, 2019, Sorrento filed an amended complaint, eliminating Charles Kim as a defendant and dropping the causes of action we had challenged in our demurrer. We believe the case is without merit and intend to vigorously defend against the claims asserted.

On May 24, 2019, we and Dr. Soon-Shiong filed cross-claims in the Superior Court action against Sorrento and its chief executive officer, Dr. Ji, asserting claims for fraud, breach of contract, breach of the covenant of good faith and fair dealing, tortious interference with contract, unjust enrichment, and declaratory relief. We and Dr. Soon-Shiong alleged that Dr. Ji and Sorrento breached the terms of an exclusive license agreement between us and Sorrento related to Sorrento’s antibody library, and that Sorrento did not perform its obligations under the exclusive license agreement.

Also, on May 24, 2019, we and Dr. Soon-Shiong filed a motion to stay or dismiss the Cynviloq arbitration proceeding, arguing that those claims should be pursued, if at all, in the Superior Court action. On July 8, 2019, Sorrento filed competing motions to compel arbitration, arguing that our and Dr. Soon-Shiong’s cross-claims are subject to agreements to arbitrate. The parties’ motions were heard on September 6, 2019, and Superior Court issued its order on October 9, 2019. Among other things, the Superior Court granted Sorrento’s motion to compel us to proceed in arbitration with its claims filed on May 24, 2019, and denied without prejudice Dr. Soon-Shiong’s motion to dismiss or stay the arbitration.

On November 4, 2019, Dr. Soon-Shiong filed an action in Los Angeles County Superior Court for declaratory relief, seeking an injunction barring Sorrento from pursuing claims against him in the Cynviloq arbitration on the basis of the Superior Court’s October 9, 2019 order. On February 13, 2020, after full briefing, the Superior Court heard oral argument and granted Dr. Soon-Shiong’s request for a preliminary injunction barring Sorrento from pursuing claims against him in the Cynviloq arbitration. Sorrento then filed the claims it had previously asserted in arbitration against Dr. Soon-Shiong in Los Angeles Superior Court on March 3, 2020, and at Sorrento’s request, the arbitrator entered an order dismissing Sorrento’s claims against Dr. Soon-Shiong in the Cynviloq arbitration on March 6, 2020. The hearing in the Cynviloq arbitration has been scheduled to commence on June 14, 2021.

On October 24, 2019, we, joined by NANTibody, filed a demand for arbitration, initiating a second arbitration, or the Antibody arbitration, against Sorrento and its chief executive officer, Henry Ji, with the New York Regional Office of the American Arbitration Association. Our demand for arbitration asserts claims for fraud, breach of contract, breach of the covenant of good faith and fair dealing, tortious interference with contract, unjust enrichment, and declaratory relief and seeks similar relief to what we sought in our May 24, 2019 Superior Court filing. We are asserting that Dr. Ji and Sorrento breached the terms of an exclusive license agreement between us and Sorrento related to Sorrento’s antibody library, and that Sorrento did not perform its obligations under the exclusive license agreement. On January 29, 2020, Sorrento sent letters purporting to terminate the exclusive license agreement with us, and an exclusive license agreement with NANTibody and demanding return of its confidential information and transfer of all regulatory filings and related materials. We and Sorrento engaged in good-faith negotiations as required under the exclusive license agreements before Sorrento can attempt to invoke any purported termination provision. Notwithstanding such negotiations, Sorrento sent a letter on April 10, 2020 purporting to terminate the exclusive license agreements, maintaining the negotiations did not reach a successful resolution. We believe we have cured any perceived breaches during the 90-day contractual cure period.

Sorrento filed counterclaims against us and NANTibody on April 24, 2020. The hearing in the Antibody arbitration has been scheduled to be held on February 15 to 19, 2021 and February 22 to 26, 2021. An estimate of the possible loss or range of loss cannot be made at this time. We intend to prosecute our claims, and to defend any claims asserted against us, vigorously.

Beike Arbitration

In July 2020, we received a Request for Arbitration before the International Chamber of Commerce, International Court of Arbitration, served by Beike. The arbitration relates to a license, development, and commercialization agreement that Altor entered into with Beike in September 2014, which agreement was amended and restated in September 2017, and pursuant to which Altor granted to Beike an exclusive license to use, research, develop, and commercialize products based on Anktiva in China for human therapeutic uses. For more information, see “—License and Collaboration Agremeents—Shenzhen Beike Biotechnology Co. Ltd.” In the arbitration, Beike is asserting a claim for breach of contract under the license agreement. Among other things, Beike alleges that we failed to use commercially reasonable efforts to deliver to Beike materials and data related to Anktiva. Beike is seeking specific performance, or in the alternative, damages for the alleged breaches. Given that this action remains at the pleading stage and no discovery has occurred, it remains too early to evaluate the likely outcome of the case or to estimate any range of potential loss. We believe the claims lack merit and intend to defend the case vigorously and that we may have counterclaims. On September 25, 2020, the parties entered into a standstill and tolling agreement under which, among other things, the parties affirmed they will perform certain of their obligations under the license agreement by specified dates and agreed that all deadlines in the arbitration are indefinitely extended. The standstill agreement may be terminated by any party on ten calendar days’ notice, and upon termination the parties will have the right to pursue claims arising from the license agreement in any appropriate tribunal.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF IMMUNITYBIO

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this joint proxy and consent solicitation statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this joint proxy and consent solicitation statement/prospectus, including information with respect to our plans and strategy for our business, include forward-looking statements that involve risks and uncertainties. You should review “Risk Factors” for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

For the purposes of this section, references to “we”, “us”, “our” and other similar references shall mean ImmunityBio or its subsidiaries or their management, as the context requires.

Overview

We established ImmunityBio to create the next generation of immunotherapies and to address serious unmet needs within oncology and infectious disease. Our platform is based on the foundation of three separate modalities: (1) activating NK and T cells using antibody cytokine fusion proteins, (2) activating tumoricidal macrophages using synthetic immunomodulators, and (3) generating memory T cells using our vaccine technologies, including hAd5.

Over the past six years, we have sought to develop a broad, clinical-stage immunotherapy pipeline. The FDA has authorized 17 IND applications for our immunotherapy molecules to implement 13 Phase I (of which nine are Phase I/II) leading to six active Phase II clinical trials, and three active with two planned Phase III clinical trials, both as single agents and combination therapies. As a result of our safety and exploratory clinical trials, we have now established a next generation immunotherapy clinical pipeline with a strategy towards registrational intent in various indications.

Our platform has several late-stage product candidates addressing large and difficult to treat unmet needs, along with a deep and highly diverse pipeline that spans oncology and infectious disease. Anktiva (our cytokine interleukin-15, or IL-15, superagonist, known as N-803) is our lead antibody cytokine fusion protein and has achieved FDA Breakthrough Therapy designation, in addition to Fast Track designation, for the treatment of BCG unresponsive patients CIS NMIBC as well as Fast Track designation for BCG unresponsive papillary NMIBC and BCG naive CIS NMIBC. However, there can be no assurance that these designations will lead to a faster development or regulatory review process or increase the likelihood of FDA approval. In addition, our second product candidate, aldoxorubicin, an albumin-linked formulation of doxorubicin, is currently in a Phase II trial in pancreatic cancer in combination with Anktiva and Phase II trials in TNBC and recurrent glioblastoma are planned. Finally, our hAd5 adenovirus vaccine technology has been administered in multiple Phase I/II clinical trials for oncologic indications and is also being developed as a COVID-19 vaccine candidate.

Dr. Soon-Shiong founded ImmunityBio in November 2014 and has assembled a unique complement of individuals with deep experience in biotech across a breadth of novel scientific areas. Since our inception, we have devoted substantially all of our resources to the discovery, research and development of our product candidates, including conducting preclinical studies and clinical trials, and funding general and administrative support for these operations. To date, we have generated nominal revenues from grant programs and product sales of our proprietary GMP-in-a-Box bioreactors and related consumables associated with such equipment. We have incurred net losses in each year since our inception and, as of September 30, 2020, we had an accumulated deficit of $822.7 million. Our net losses were approximately $86.2 million and $93.8 million for the years ended December 31, 2018 and 2019, respectively, and $71.6 million and $94.8 million for the nine months ended September 30, 2019 and September 30, 2020, respectively. Substantially all of our net losses resulted from costs incurred in connection with our research and development programs, general and administrative costs associated with our operations and from interest on our outstanding debt.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future, which may fluctuate significantly from quarter-to-quarter and year-to-year. We anticipate that our expenses will increase substantially. For additional information see the section titled “—Liquidity and Capital Resources; Plan of Operations—Future Funding Requirements.”

We do not expect to generate meaningful revenues from product sales unless and until we successfully complete development and obtain marketing approval for one or more of our product candidates, which we do not expect to happen for at least the next 12 months, if ever. Until such time that we can generate substantial revenues from product sales, if ever, we expect to finance our operating activities through a combination of equity, equity-linked and debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our research and development programs or commercialization efforts. Failure to receive additional funding could cause us to cease operations, in part or in full.

We anticipate that strategic collaborations will continue to be an integral part of our operations, providing opportunities to leverage our partners’ expertise and capabilities to further expand the potential of our technologies and product candidates. We have entered into licensing arrangements with, among others, CytRx (aldoxorubicin), GlobeImmune (Tarmogen-based programs and technology) and Sanford Health, or Sanford, as well as agreements with affiliates of NantWorks. We believe we are well positioned to become a leader in immunotherapy due to our broad and vertically integrated platform and through complementary strategic partnerships such as those with the National Cancer Institute of the National Institutes of Health, or NCI, and Riptide BioSciences, Inc., or Riptide. See “Business of ImmunityBio—License and Collaboration Agreements” for additional information about our strategic collaborations.

Components of Our Results of Operations

Revenues

We have primarily generated revenues from grant programs from governmental agencies and others for research and development services. Additionally, we have generated revenues from product sales of our proprietary GMP-in-a-Box bioreactors and related consumables associated with such equipment.

Grant revenue is typically payments for reimbursable costs incurred over the duration of the associated research project or clinical trial and is recognized when expenses reimbursable under the grants have been incurred and payments under the grants become contractually due.

We also sell our proprietary GMP-in-a-Box bioreactors and related consumables to our affiliated companies and anticipate selling them to third parties in the near future. These arrangements typically include delivery of bioreactors, related consumables, installation services and perpetual software licenses. We recognize revenue when customers obtain control and can benefit from the promised goods or services in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. Up-front payments and fees are recorded as deferred revenue upon receipt and recognized as revenue when we satisfy our performance obligations under these arrangements.

Operating Expenses

Research and Development

Research and development expense consists of expenses incurred to discover and develop our technology and product candidates. These costs include cash compensation, stock-based compensation, depreciation and amortization expense on lab equipment, software, other property and equipment and intangible assets, costs of internal and external preclinical studies and clinical trial costs, including CROs, and related clinical manufacturing, including CMOs, costs of materials and supplies, facilities cost, overhead costs, regulatory and compliance costs and fees paid to consultants and other entities that conduct certain research and development activities on our behalf. These costs are expensed as incurred.

We typically track outsourced service costs by clinical trials and CMOs, however we do not allocate personnel costs, other internal costs or external consultant costs to specific product candidates or development programs as we have been primarily organized around our lead candidate Anktiva.

We expect these expenses to increase significantly for the foreseeable future as we advance an increased number of our product candidates through clinical development, including the activities associated with our planned preclinical studies and clinical trials. Conducting clinical trials necessary to obtain regulatory approval is costly and time consuming. The successful development of product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing or costs required to complete the remaining development of any product candidates. This is due to the numerous risks and uncertainties associated with the development of our technology and product candidates.

The costs of clinical trials may vary significantly over the life of a project owing to, but not limited to, the following:

•	per patient trial costs;

•	the number of sites included in the clinical trials;

•	the countries in which the clinical trials are conducted;

•	the length of time required to enroll eligible patients;

•	the number of patients that participate in the clinical trials;

•	the number of doses that patients receive;

•	the cost of comparative agents or agents used in combination with our agents used in clinical trials and whether or not they are included in standard of care payments;

•	the drop-out or discontinuation rates of patients;

•	potential additional safety monitoring or other studies requested by regulatory agencies;

•	the duration of patient follow-up; and

•	the efficacy and safety profile of the product candidate.

We do not expect any of our product candidates to be commercially available for at least the next 12 months, if ever.

General and Administrative

General and administrative expense is related to finance, human resources, legal and other administrative activities. These expenses consist primarily of personnel costs, including stock-based compensation expenses, outside services, legal expenses, management fees and other general and administrative costs.

We expect that our general and administrative expenses will increase for the foreseeable future as we expand operations, increase our headcount to support our continued research activities and development of our programs, and, after the merger, begin operating as a public reporting company (including increased fees for outside consultants, lawyers and accountants). We also expect to incur increased costs to comply with stock exchange listing and SEC requirements, corporate governance, internal controls, investor relations, disclosure and similar requirements applicable to public companies. Additionally, if and when we believe that a regulatory approval of a product candidate appears likely, we expect to incur significant increases in our general and administrative expenses relating to the sales and marketing of the approved product candidate.

Change in Loss Contingency

We are involved in various legal proceedings in the normal course of our business. A loss contingency is recorded if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. We evaluate, among other factors, the probability of an unfavorable outcome and our ability to make a reasonable estimate of the amount of the ultimate loss. Loss contingencies that we determine to be reasonably possible, but not probable, are disclosed but not recorded. Changes in these estimates could materially affect our financial position and results of operations. Legal fees incurred as a result of our involvement in legal proceedings are expensed as incurred.

Other Income (Expense), Net

Other income (expense), net consists of our interest income, interest expense, non-cash costs related to fair value adjustments to our derivative warrant asset, unrealized gains and losses on equity securities, gains and losses on the disposal of the property and equipment, realized gains or losses on both debt and equity securities, and gains and losses on foreign currency transactions.

Income Tax

Income tax expense consists of U.S. federal and state income taxes and Italian income taxes. To date, we have not been required to pay U.S. federal income taxes or Italian income taxes because of our or our subsidiaries’ current and accumulated net operating losses.

Results of Operations

The following table sets forth our consolidated results of operations for the periods presented:

	Year Ended December 31,		Nine Months Ended September 30
	2018	2019	2019	2020
	(in thousands, except percentages)
			(Unaudited)
Revenues	$3,157	$2,994	$2,074	$1,819
Operating expenses:
Research and development	48,138	62,253	49,060	52,547
General and administrative	28,394	27,505	19,179	30,484
Change in loss contingency	4,264	886	886	349
Impairment on intangible assets	—	—	—	10,660
Total operating expenses	80,796	90,644	69,125	94,040

Loss from operations	(77,639)	(87,650)	(67,051)	(92,221)
Other income (expense), net	(7,608)	(6,162)	(4,502)	(4,251)

Loss before income taxes and non-controlling interest	(85,247)	(93,812)	(71,553)	(96,472)
Income tax (expense) benefit	(924)	8	—	1,643

Net loss	$(86,171)	$(93,804)	$(71,553)	$(94,829)

Comparison of Nine Months Ended September 30, 2019 and September 30, 2020

Revenues

The following table summarizes our revenues by source for each period presented:

	Nine Months Ended September 30,		Change
	2019	2020	Dollar	Percent
	(in thousands, except percentages)
	(Unaudited)
Related party revenue	$702	$523	$(179)	-26%
Grant revenue	1,372	1,296	(76)	(6)

Total	$2,074	$1,819	$(255)	-12%

The $0.3 million, or 12%, decrease in total revenue in the nine months of 2020 was driven by a $0.2 million decrease in product sales of bioreactors to one of our affiliates for use in research and development activities and a decrease of $0.1 million in grant revenues received from governmental agencies in 2020.

Operating expenses

The following table summarizes our operating expenses for each period presented:

	Nine Months Ended September 30,		Change
	2019	2020	Dollar	Percent
	(in thousands, except percentages)
	(Unaudited)
Research and development	$49,060	$52,547	$3,487	7%
General and administrative	19,179	30,484	11,305	59
Change in loss contingency	886	349	(537)	(61)
Impairment on intangible assets	—	10,660	10,660	—

Total operating expenses	$69,125	$94,040	$24,915	36%

Research and Development

Research and development expense increased by $3.5 million, or 7%, in the nine months of 2020, as compared to the prior year. The increase was primarily driven by a $2.8 million increase in headcount supporting our continued research and development efforts, $1.6 million increase in other research and development expenses primarily related to the preclinical studies of hAd5 COVID-19 vaccine candidates, a $0.7 million increase in facility expenses primarily related to the expansion of our research and development facility in El Segundo, California during the third quarter of 2019 and the depreciation expenses related to the purchase of additional lab equipment used in the new facility, and $0.1 million increase in clinical trials related to our lead product candidate Anktiva. These increases were partially offset by a $1.7 million decrease in the contract manufacturing for clinical materials. The following table sets forth the primary external and internal research and development expenses for the periods presented below.

	Nine Months Ended September 30,		Change
	2019	2020
	(in thousands)
	(Unaudited)
External expenses:
Clinical trials	$4,237	$4,348	$111
Contract manufacturing	10,974	9,240	(1,734)
Internal expenses:
Personnel	19,795	22,608	2,813
Equipment, depreciation, and facility	6,172	6,851	679
Other research and development	7,883	9,499	1,616

Total research and development expenses	$49,061	$52,547	$3,485

General and Administrative

The $11.3 million increase in general and administrative expenses, or 59%, in the nine months of 2020 compared to the prior year, was primarily driven by a $10.2 million increase in professional expenses, consisting of a $8.8 million increase in legal fees related to ongoing litigation matters and a $1.4 million increase in professional services for audit and accounting, a $1.2 million increase in legal IP expenses, and a $0.8 million increase in personnel-related expenses, offset by a $0.4 million decrease in shared services primarily for legal and IT support and a $0.5 million decrease in other unallocated general and administrative expenses.

Change in Loss Contingency

The $0.5 million decreases in the loss contingency in the nine months of 2020 compared to the prior year was driven by a decrease of $0.9 million loss associated with the Precision Biologics, Inc., or Precision Biologics, legal settlement in the prior year, offset by an increase of $0.4 million in the estimated payout amounts to the dissenting shareholders in the current year, after considering the reasonable outcomes for settling the dissenting stockholder dispute along with any accrued statutory interest.

Impairment on intangible assets

The $10.7 million Impairment on intangible assets incurred in the nine months of 2020 was driven by an impairment of indefinite-lived in-process research and development related to the LMP1 and LMP/IPS program as the preclinical data gathered during the third quarter of fiscal year 2020, as well as ongoing delays, led to suspension and ultimate termination of the program. As a result, the carrying value of the IPR&D relating to the LMP1 and LMP/IPS program was fully impaired. No such charges were recorded in 2019.

Other Income (Expense), Net

The following table summarizes other income (expense), net for each period presented:

	Nine Months Ended September 30,		Change
	2019	2020	Dollar	Percent
	(in thousands, except percentages)
	(Unaudited)
Interest expense, net	$(3,658)	$(5,862)	$(2,204)	60%
Other income (expense), net	(844)	1,611	2,455	(291)

Total other income (expense), net	$(4,502)	$(4,251)	$251	(6)%

The $2.2 million increase in interest expense, or 60%, in the nine months of 2020 as compared to the prior year was driven primarily by higher average borrowings from affiliated entities in 2020.

The change of $2.5 million in other income (expense), net in the nine months of 2020 as compared to the prior year was primarily driven by $1 million increase in unrealized gains from equity securities and $0.4 million reduction of losses from disposal of property and equipment which was incurred during the nine months ended September 30, 2019 but not incurred in 2020.

Comparison of Years Ended December 31, 2018 and 2019

Revenues

The following table summarizes our operating expenses for each period presented:

	Year Ended December 31,		Change
	2018	2019	Dollar	Percent
	(in thousands, except percentages)
Related party revenue	$640	$1,352	$712	111%
Grant revenue	2,517	1,642	(875)	(35)

Total	$3,157	$2,994	$(163)	(5)%

Total revenues decreased by $0.2 million, or 5%, for the year ended December 31, 2019 as compared to the prior year. The decrease was primarily attributable to a reduction in grant revenues received from governmental agencies in 2019. The decrease was partially offset by an increase in product sales of our proprietary GMP-in-a-Box bioreactors to our affiliates in 2019.

Operating expenses

The following table summarizes our operating expenses for each period presented:

	Year Ended December 31,		Change
	2018	2019	Dollar	Percent
	(in thousands, except percentages)
Research and development	$48,138	$62,253	$14,115	29%
General and administrative	28,394	27,505	(889)	(3)
Change in loss contingency	4,264	886	(3,378)	(79)

Total operating expenses	$80,796	$90,644	$9,848	12%

Research and Development

The $14.1 million increase in research and development expense for the year ended December 31, 2019 as compared to the prior year was primarily driven by a $8.0 million increase in headcount and related costs for our research and development personnel, $5.0 million in additional costs related to research and clinical development activities, including costs for expanded external clinical manufacturing activities, a $1.1 million increase in facility expenses primarily related to the expansion of our research and development facilities in Colorado, depreciation expenses primarily related to the purchase of additional property and equipment for use in the new facility and other unallocated research and development expenses. The following table sets forth the primary external and internal research and development expenses for the periods presented below.

	Year Ended December 31,		Change
	2018	2019
	(in thousands)
External expenses:
Clinical trials	$5,629	$5,816	$187
Contract manufacturing	7,292	12,062	4,770
Internal expenses:
Personnel	18,337	26,366	8,029
Equipment, depreciation, and facility	7,589	8,903	1,314
Other research and development	9,291	9,106	(185)

Total research and development expenses	$48,138	$62,253	$14,116

General and Administrative

The $0.9 million decrease in general and administrative expense for the year ended December 31, 2019 as compared to the prior year was primarily driven by a $2.8 million decrease in costs related to professional services, comprised of a $1.0 million decrease in accounting and audit expenses, a $1.4 million decrease in legal expense as we received insurance reimbursement from a third-party insurance carrier, and $0.4 million decreases in other consulting and outside services as we increased employee headcount. This was partially offset by a $1.4 million increase in personnel expenses due to an increase in general and administrative employees and a $0.5 million increase in expense allocated to general and administrative expense related to our new leased facilities, including repairs and maintenance, information technology, and administrative services to support the overall expansion of our operations.

Change in Loss Contingency

The $3.4 million decrease in the loss contingency for the year ended December 31, 2019 as compared to the prior year was primarily driven by the final settlement of a litigation with a shareholder of Precision Biologics, which was then 68.5% owned by us. As a result of the final settlement, we ended our investment in Precision Biologics, and accordingly, we derecognized related assets, liabilities and noncontrolling interests of Precision Biologics in 2019. The loss associated with the litigation was estimated at $4.3 million in 2018 and through July 2019 we recorded an additional loss of $0.9 million associated with the final settlement for the period. See Note 10 of the consolidated financial statements included in this prospectus for additional information.

Other Income (Expense), Net

The following table summarizes other income (expense), net for each period presented:

	Year Ended December 31,		Change
	2018	2019	Dollar	Percent
	(in thousands, except percentages)
Interest expense, net	$(5,362)	$(5,143)	$219	(4)%
Change in fair value of warrant	(103)	—	103	(100)
Other expense, net	(2,143)	(1,019)	1,124	(52)

Total other income (expense), net	$(7,608)	$(6,162)	$1,446	(19)%

The $0.2 million decrease in interest expense for 2019 as compared to the prior year was driven primarily by lower average borrowings from affiliated entities in 2019.

The change in fair value of warrant was driven by the fair value adjustment related to our derivative warrant asset. The warrants expired in 2019 without being exercised.

The change in other income (expense), net for the year ended December 31, 2019, as compared to the prior year, was primarily driven by losses from disposal of property and equipment. During 2018, we abandoned a lease for a manufacturing facility that was under construction and retired the unamortized leasehold improvements to the facility, resulting in a loss on disposal of $1.8 million. During 2019, we sold certain laboratory equipment with a cost of $1.5 million and accumulated depreciation of $0.6 million for net proceeds of $0.2 million, resulting in a loss on disposal of $0.7 million.

Liquidity and Capital Resources; Plan of Operations

Overview of Liquidity

From inception through September 30, 2020, we have funded our operations primarily through the issuance of $135.0 million of common stock to outside investors, $98.0 million in aggregate principal amount of notes from a related party that was cancelled in full to purchase common stock and $273.5 million in aggregate principal amount of notes issued to related parties, of which $36.9 million in aggregate principal amount were repaid, and an additional $236.6 million aggregate principal amount plus interest will become due on September 30, 2025, and not on demand. Such notes bear interest at 3.0%, 5.0% or 6.0% per year and may be prepaid by us without penalty. The notes allow for additional advances as we may request with the consent of the applicable lender.

As of September 30, 2020, we had cash and cash equivalents of $57.0 million, compared to $22.4 million as of September 30, 2019. Investments in marketable securities were $4.7 million as of September 30, 2020, as compared to $3.7 million as of September 30, 2019.

As of December 31, 2019, we had cash and cash equivalents of $60.3 million, compared to $78.3 million as of December 31, 2018. Investments in marketable securities were $4.1 million as of December 31, 2019, as compared to $3.9 million as of December 31, 2018.

In connection with the acquisition of Altor, we issued CVRs under which we have agreed to pay the prior stockholders of Altor approximately $304.0 million upon successful approval of the BLA or foreign equivalent for Anktiva by December 31, 2022 and approximately $304.0 million upon the first calendar year prior to December 31, 2026 in which worldwide net sales of Anktiva exceed $1.0 billion (with the payments payable in cash or shares of our common stock or a combination of both). Dr. Soon-Shiong and his related party hold approximately $279.5 million in the aggregate of CVRs and they have both irrevocably agreed to receive shares of common stock in satisfaction of their CVRs. We may need to seek additional sources of capital to satisfy the CVR obligations if they are achieved.

Future Funding Requirements

To date, we have generated minimal revenues from research and development grant programs and from product sales of our proprietary GMP-in-a-Box bioreactors and related consumables. We do not expect to generate significant revenues unless and until we obtain regulatory approval of and commercialize any of our product candidates and we do not know when, or if, this will occur. In addition, we expect our expenses to significantly increase in connection with our ongoing development activities, particularly as we continue the research, development and clinical trials of, and seek regulatory approval for, our product candidates. Moreover, following the closing of the merger, we expect to incur additional costs associated with operating as a public company. In addition, subject to obtaining regulatory approval of our product candidates, we expect to incur milestone and royalty payments and significant commercialization expenses for product sales, marketing, manufacturing and distribution. We anticipate that we will need substantial additional funding in connection with our continuing operations. We expect that our expenses will increase substantially if and as we:

•	continue research and development, including preclinical and clinical development of our existing technologies and product candidates;

•	potentially seek regulatory approval for our product candidates;

•	seek to discover and develop additional product candidates;

•	establish a commercialization infrastructure and scale up our manufacturing and distribution capabilities to commercialize any of our product candidates for which we may obtain regulatory approval;

•	seek to comply with regulatory standards and laws;

•	maintain, leverage and expand our intellectual property portfolio;

•	hire clinical, manufacturing, quality, scientific and other personnel to support our product candidates; development and future commercialization efforts;

•	add operational, financial and management information systems and personnel; and

•	incur additional legal, accounting and other expenses in operating as a public company.

The successful development of any product candidate is highly uncertain. Due to the numerous risks and uncertainties associated with the development and commercialization of our product candidates, if approved, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of our product candidates.

Our future capital requirements will depend on many factors, including:

•	the timing of, and the costs involved in, preclinical and clinical development and obtaining any regulatory approvals for our product candidates;

•	the costs of manufacturing, distributing and processing our product candidates;

•	the number and characteristics of any other technologies or product candidates we develop or acquire;

•	our relative responsibility for developing and commercializing product candidates covered by our collaboration agreements;

•	our ability to establish and maintain strategic collaborations, licensing or other commercialization arrangements and the terms and timing of such arrangements;

•	the degree and rate of market acceptance of any approved products;

•	the emergence, approval, availability, perceived advantages, relative cost, relative safety and relative efficacy of other products or treatments;

•	the expenses needed to attract and retain skilled personnel;

•	the costs associated with being a public company;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing intellectual property claims, including litigation costs and the outcome of such litigation;

•	the timing, receipt and amount of sales of, or royalties on, any approved products; and

•	any product liability or other lawsuits related to our product candidates.

Because all of our product candidates are in the early stages of preclinical and clinical development and the outcome of these efforts is uncertain, we cannot estimate the actual amounts necessary to successfully complete the development and commercialization of any of our product candidates or whether, or when, we may achieve profitability. Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity, equity-linked and debt financings, collaborations, strategic alliances and/or licensing arrangements, including possible additional debt funding from our chairman and chief executive officer or related entities. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances or licensing arrangements with pharmaceutical partners, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market our product candidates that we would otherwise prefer to develop and market ourselves.

Cash Flows

The following table sets forth our primary sources and uses of cash for periods indicated:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in thousands)
			(Unaudited)
Cash provided by (used in)
Operating activities	$(66,722)	$(86,047)	$(68,036)	$(69,336)
Investing activities	25,680	(6,315)	(1,772)	(1,262)
Financing activities	74,691	74,399	13,954	67,375
Effect of currency exchange rate changes on cash	(30)	(23)	1	(73)

Net increase (decrease) in cash and cash equivalents	$33,619	$(17,986)	$(55,853)	$(3,296)

Operating Activities

For the nine months ended September 30, 2019, net cash used in operating activities was $68.0 million in cash, primarily resulting from our net loss of $71.6 million partially offset by changes in working capital of $0.8 million and $4.4 million in adjustments for non-cash items. Adjustments for non-cash items consisted primarily of $3.6 million of depreciation and amortization, $0.9 million loss on deconsolidation of Precision, $0.7 million of stock compensation, $0.7 million of change in fair value of contingent consideration, $0.5 million unrealized loss on marketable securities, and $0.4 million loss on disposal of assets, offset by $2.4 million of changes in accrued interest. Changes in working capital consisted primarily of a $3.1 million increase in prepaid expenses, $1.9 million increase in accrued expenses and other current liabilities and $0.5 million increase in accounts payable.

For the nine months ended September 30, 2020, net cash used in operating activities was $69.3 million in cash, primarily resulting from our net loss of $94.8 million partially offset by changes in working capital of $5.1 million and $20.4 million in adjustments for non-cash items. Adjustments for non-cash items consisted primarily of $10.7 million impairment to intangible assets, $6.0 million of changes in accrued interest, and $3.7 million of depreciation and amortization. Changes in working capital consisted primarily of a $9.5 million increase in accrued expenses and current liabilities and a $3.0 million increase in accounts payable, offset by a $4.3 million decrease in prepaid expenses and other current assets, a $2.7 million decrease in deferred tax liability and a $0.4 million decrease in operating lease liabilities.

For the year ended December 31, 2018, net cash used in operating activities was $66.7 million, primarily resulting from our net loss of $86.2 million and net cash used by changes in working capital of $2.2 million, partially offset by $21.6 million in adjustments for non-cash items. Adjustments for non-cash items consisted primarily of a $7.0 million change in accrued interest, $5.3 million of depreciation and amortization and a $4.3 million change in the fair value of loss contingencies. Changes in working capital consisted primarily of a $4.3 million decrease in prepaid and other current assets and a $2.2 million increase in accrued expenses and other liabilities.

For the year ended December 31, 2019, net cash used in operating activities was $86.0 million in cash, primarily resulting from our net loss of $93.8 million partially offset by changes in working capital of $1.0 million and $6.7 million in adjustments for non-cash items. Adjustments for non-cash items consisted primarily of $5.0 million of depreciation and amortization. Changes in working capital consisted primarily of a $3.3 million increase in prepaid expenses and other current assets and a $1.5 million increase in accounts payable.

Investing Activities

For the nine months ended September 30, 2019, net cash used in investing activities was $1.8 million in cash, which was primarily attributable to $1.4 million in purchases of property and equipment and $0.4 million in purchases of marketable securities.

For the nine months ended September 30, 2020, net cash used in investing activities was $1.3 million in cash, which was primarily attributable to $1.2 million in purchases of property and equipment and $70 thousand in purchase of marketable securities.

For the year ended December 31, 2018, net cash provided by investing activities was $25.7 million, which was primarily due to $44.8 million of proceeds from the sale of marketable securities, partially offset by $9.8 million in purchases of marketable securities and $9.3 million in net purchases of property and equipment.

For the year ended December 31, 2019, net cash used in investing activities was $6.3 million, which was primarily attributable to $3.3 million in purchases of property and equipment, $2.5 million in payments to Precision Biologics in connection with the deconsolidation of Precision Biologics and the litigation settlement described above, and $0.5 million in purchase of marketable securities.

Financing Activities

For the nine months ended September 30, 2019, net cash provided by financing activities was $14.0 million in cash, primarily consisting of $30.0 million in net proceeds from issuance of common stock, partially offset by $12.3 million in repayments of related party promissory notes, $2 million in repurchase of common stocks, and $1.7 million in repayment of related party payables.

For the nine months ended September 30, 2020, net cash provided by financing activities was $67.4 million in cash, consisting of $63.7 million borrowings from related party promissory notes and $3.7 million proceeds from related party payables.

For the year ended December 31, 2018, net cash provided by financing activities was $74.7 million, primarily consisting of $35.7 million in net proceeds from our related party promissory notes, $30.0 million in net proceeds from our issuance of common stock and a $9.0 million increase in related party payables.

For the year ended December 31, 2019, net cash provided by financing activities was $74.4 million, primarily consisting of $47.7 million in net proceeds from our related party promissory notes and $30.0 million in net proceeds from our issuance of common stock, partially offset by $1.3 million in repayment of related party payables and $2.0 million in repurchases of common stock.

Contractual Obligations and Commitments

Our principal commitments consist of non-cancelable leases for our office space and certain committed funding to our collaborators in research and development. The following tables summarize these contractual obligations as of September 30, 2020:

	Payments Due by Period as of September 30, 2020
Contractual Obligations	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	More Than 5 Years
	(in thousands)
Lease obligations(1)	$10,628	$570	$6,118	$2,020	$1,920
License obligations(2)	1,200	600	600	—	—

Total contractual obligations	$11,828	$1,170	$6,718	$2,020	$1,920

(1)

Consists of our lease agreements for facilities used for administrative and research and development activities. See Note 10 to our consolidated financial statements included in this prospectus for additional information regarding our lease obligations.

(2)	Consists of license fees required to be paid to our collaborator from the NCI.

We also have potential milestone payment obligations pursuant to our license and other agreements that are contingent upon the initiation and completion of future activities. As of September 30, 2020, we were unable to estimate the timing or likelihood of achieving milestones or making future product sales and, therefore, any related payments are not included in the table above.

In connection with our acquisition of Altor, we issued CVRs under which we have agreed to pay the former stockholders of Altor approximately $304.0 million upon successful approval of the BLA or foreign equivalent for Anktiva by December 31, 2022 and approximately $304.0 million upon the first calendar year prior to December 31, 2026 in which worldwide net sales of Anktiva exceed $1.0 billion (with the payments payable either in cash, in an equivalent value of shares of our common stock, or in a combination of cash and stock). Dr. Soon-Shiong and his related party hold approximately $279.5 million in the aggregate of CVRs and they have both irrevocably agreed to receive common stock in satisfaction of their CVRs, and if all other former stockholders of Altor were to choose to receive such CVRs in cash, the aggregate payments would be $164.2 million for the CVRs relating to the achievement of the regulatory milestone and $164.2 million for the CVRs relating to the achievement of the sales milestone. As the transaction was recorded as an asset acquisition, the future CVR payments will be recorded when the corresponding events are probable of achievement or the consideration becomes payable.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any off-balance sheet arrangements as defined under SEC rules.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with U.S. generally accepted accounting principles. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our financial statements, as well as the reported revenues and expenses during the reported periods. We evaluate these estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements and understanding and evaluating our reported financial results.

Revenue Recognition and Deferred Revenue

We have primarily generated revenues from grant programs from governmental agencies and others for research and development services. Additionally, we have generated revenues from product sales of our proprietary GMP-in-a-Box bioreactors and related consumables associated with such equipment.

Grant revenue is typically payment for reimbursable costs incurred over the duration of the associated research project or clinical trial and is recognized when expenses reimbursable under the grants have been incurred and payments under the grants become contractually due.

We also have sold our proprietary GMP-in-a-Box bioreactors and related consumables to our affiliated companies and anticipate selling them to third parties in the near future. The arrangements typically include delivery of bioreactors, consumables, equipment installation services and perpetual software licenses. We recognize revenue when customers obtain control and can benefit from the promised goods or services in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. Up-front payments and fees are recorded as deferred revenue upon receipt and recognized as revenue when we satisfy our performance obligations under these arrangements.

Under our license agreements with customers, we typically promise to provide a license to use or perform research and development activities. The terms of such license agreements usually include the license of functional intellectual property, given the functionality of the intellectual property is not expected to change substantially as a result of the licensor’s ongoing activities. We do not have any material license arrangements that contain multiple deliverables. We are compensated under license arrangements through nonrefundable up-front payments, event-based milestone payments, and future royalties on net product sales. Nonrefundable license fees are recognized as revenue at a point in time when the licensed intellectual property is made available for the customer’s use and benefit, which is generally at the inception of the arrangement.

Milestone fees, which are a type of variable consideration, are recognized as revenue to the extent that it is probable that a significant reversal will not occur. Given the high degree of uncertainly around achievement of these milestones, we do not recognize revenue from these milestone payments until the uncertainty associated with these payments is resolved. We currently estimate variable consideration related to milestone payments to be zero and, as such, no revenue has been recognized for milestone payments. We will recognize revenue from sales-based royalty payments when or as the sales occur. On a quarterly basis, we will re-evaluate our estimate of milestone variable consideration to determine whether any amount should be included in the transaction price and recorded in revenue prospectively.

Research and Development Expenses

Our research and development expenses consist primarily of cash compensation, stock-based compensation, depreciation and amortization expense on lab equipment, software, other property and equipment and intangible assets, costs of internal and external preclinical studies and clinical trial costs including CROs and related clinical manufacturing, including CMOs, costs of materials and supplies, facilities cost, overhead costs, regulatory and compliance costs, and fees paid to consultants and other entities that conduct certain research and development activities on our behalf. These costs are expensed as incurred. We record the estimated expenses of research and development activities conducted by third-party service providers based upon the estimated amount of services provided within research and development expense. The estimated cost includes payments for contract manufacturing activities, preclinical studies, clinical trial sites and patient-related costs. We accrue for costs incurred as services are provided for monitoring of the contract manufacturing and clinical trial activities and as invoices are received from external service providers. We adjust our accruals in the period when actual costs become known. Our historical accrual estimates have not been materially different from our actual costs. However, due to the nature of estimates, we cannot provide assurance that we will not make changes to our estimates in the future as we become aware of additional information about the status or conduct of our clinical trials and other research activities.

Stock-Based Compensation

We account for our stock-based compensation awards in accordance with ASC 718, Compensation—Stock Compensation. ASC 718 requires all stock-based payments to employees and members of our board of directors, including grants of stock options and restricted stock awards, to be recognized in the consolidated statements of operations based on their fair value. We estimate the fair value of each stock option on the date of grant using the Black-Scholes option-pricing model. For awards subject to service-based vesting conditions, stock-based compensation expense is recognized over the service period using the straight-line method. Forfeitures are recognized as they occur.

We expense restricted stock awards to employees based on the fair value of the award on a straight-line basis over the associated service period of the award.

We also account for equity instruments issued to non-employees using a fair value approach under ASC Subtopic 505-50, Equity-Based Payments to Non-Employees. We value equity instruments and stock options granted using the Black-Scholes option-pricing model. The value of non-employee stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest and is recognized as an expense over the term of the related financing or the period over which services are received.

We estimate the fair value of stock options granted to our employees and directors on the grant date, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the use of highly subjective assumptions which determine the fair value of stock-based awards. These assumptions include:

•

Expected Term. Our expected term represents the period that our stock-based awards are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term), as we do not have sufficient historical data to use any other method to estimate expected term.

•

Expected Volatility. As there has been no public market for our common stock to date, and as a result we do not have any trading history of our common stock, the expected volatility is estimated based on the average volatility for comparable publicly traded biopharmaceutical companies over a period equal to the expected term of the stock option grants. The comparable companies are chosen based on their similar size, stage in the life cycle or area of specialty.

•

Risk-Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the stock option grants.

•	Expected Dividend. We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we use an expected dividend yield of zero.

As of January 1, 2018, we adopted ASU 2016-09, Compensation—Stock Compensation (Topic 718) and elected to account for forfeitures as they occur, rather than estimate expected forfeitures over the vesting period of the respective grants. We use judgment in evaluating the assumptions related to our share-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimates, which could materially impact our future stock-based compensation.

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors, with input from management, considering our most recently available third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant, and factors that may have changed from the date of the most recent valuation through the date of the grant. These factors include: the prices at which we sold shares of our common stock to outside investors in arms-length transactions; our results of operations, financial position and capital resources; current business conditions and projections; the lack of marketability of our common stock; the hiring of key personnel and the experience of management; the risk inherent in the development of our product candidates; our stage of development and material risks related to its business; the fact that the option grants involve illiquid securities in a private company; and the likelihood of achieving a liquidity event, such as an initial public offering or sale, in light of prevailing market conditions.

We have periodically determined the estimated fair value of our common stock at various dates using contemporaneous valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different. Following the completion of the merger, the fair value of the combined company’s common stock will be determined based on the quoted market price of the common stock of the combined company.

Income Taxes and Net Operating Loss Carryforward

We are subject to U.S. federal income tax, state income tax and Italian income tax. The federal returns for tax years 2017 through 2019 remain open to examination; the state returns remain open to examination for tax years 2016 through 2019. The Italian returns for tax years 2015 through 2019 remain open to examination. Carryforward attributes that were generated in years where the statute of limitations is closed may still be adjusted upon examination by the IRS or other respective tax authority. No income tax returns are currently under examination by taxing authorities.

Pursuant to Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes (such as research and development tax credits) to offset its post- change income or taxes may be limited. A formal study has not been completed to determine if a change in ownership, as defined by Section 382 of the Code, has occurred. See Note 12 to our consolidated financial statements for additional information.

Impairment of long-lived assets, including intangibles

We review the carrying value of our property, plant and equipment and our finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such circumstances exist, an estimate of undiscounted future cash flows to be generated by the long-lived asset is compared to the carrying value to determine whether an impairment exists. If an asset is determined to be impaired, the loss is measured based on the difference between the asset’s fair value and its carrying value.

Indefinite-lived intangible assets, composed of in-process research and development projects acquired in a business combination that have not reached technological feasibility at the time of acquisition, are reviewed for impairment annually, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable and upon establishment of technological feasibility or regulatory approval. We determine impairment by comparing the fair value of the asset to its carrying value. If the asset’s carrying value exceeds its fair value, an impairment charge is recorded for the difference, and its carrying value is reduced accordingly.

Contingencies

In the ordinary course of business, we are involved in various legal proceedings, government investigations and other matters such as intellectual property disputes, contractual disputes and class action suits which are complex in nature and have outcomes that are difficult to predict. We describe our legal proceedings and other matters that are significant or that we believe could become significant in Note 10 to our consolidated financial statements. We record accruals for loss contingencies to the extent that we conclude that it is probable that a liability has been incurred and the amount of the related loss can be reasonably estimated. We evaluate, on a quarterly basis, developments in legal proceedings and other matters that could cause an increase or decrease in the amount of the liability that has been accrued previously.

While it is not possible to accurately predict or determine the eventual outcomes of these items, an adverse determination in one or more of these items currently pending could have a material adverse effect on our consolidated results of operations, financial position or cash flows.

Recent Accounting Pronouncements

We have reviewed all recent issued standards and have determined that, other than as disclosed in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, such standards will not have a material impact on our financial statements or do not otherwise apply to our operations.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates. We do not hold or issue financial instruments for trading purposes.

Interest Rate Risk

Our cash and cash equivalents primarily consist of highly liquid checking and money market funds. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of the interest rates in the United States. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our consolidated financial statements.

Foreign Currency Risk

We have operations and hold assets in Italy through a subsidiary as a result of a business combination. The functional currency of the subsidiary is the euro and the assets and liabilities of this subsidiary are translated to U.S. dollars according to generally accepted accounting principles. Any translation impact from this subsidiary, or any other resulting gains and losses for foreign currency transactions, have to date not been significant. We do not currently engage in any hedging transactions.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe that inflation has had a material effect on our results of operations during the periods presented.

IMMUNITYBIO EXECUTIVE COMPENSATION

For the purposes of this section, references to “we”, “us”, “our” and other similar references shall mean ImmunityBio or its subsidiaries or their management, as the context requires.

Our principal executive officer and our next most highly compensated executive officer, as of December 31, 2020, together our “named executive officers” were:

•	Patrick Soon-Shiong, MBBCh, FRCS (C), FACS, our chairman and chief executive officer; and

•	David Sachs, our chief financial officer.

Summary Compensation Table

The following table sets forth information regarding the compensation of our named executive officers for the years ended December 31, 2019 and December 31, 2020:

Name and Principal Position(1)	Year	Salary ($)	Bonus ($)	All Other Compensation ($)(3)	Total ($)

Patrick Soon-Shiong, MBBCh, FRCS (C), FACS	2020	197,928	159,000	5,700	362,628
Chairman and Chief Executive Officer	2019	320,446	—	5,600	326,046

David Sachs(2)	2020	442,999	117,305	7,097	567,401
Chief Financial Officer	2019	264,000	—	1,860	265,860

(1)

In May 2015, we entered into a shared services agreement with NantWorks, pursuant to which NantWorks and its affiliates provide corporate, general and administrative and other support services to us and our subsidiaries. For more information, see “Certain Relationships and Related Party Transactions of ImmunityBio—Transactions with NantWorks and its Affiliates—Shared Services Agreement with NantWorks.” We did not pay any compensation to Dr. Soon-Shiong for services rendered during the years ended December 31, 2019 and December 31, 2020 and Mr. Sachs for the services rendered during the years ended December 31, 2019 and through July 31, 2020, respectively, but instead paid NantWorks for services rendered to us by Dr. Soon-Shiong and Mr. Sachs under the shared services agreement. Under the shared services agreement, NantWorks, acting directly or through its affiliates, determines the total compensation payable to Dr. Soon-Shiong and Mr. Sachs and allocates an agreed-upon percentage of such compensation to us. The amounts set forth in the table above reflect the percentage of Dr. Soon-Shiong’s and Mr. Sachs’ compensation allocated to us pursuant to the shared services agreement. Dr. Soon-Shiong’s 2019 salary allocation included the estimated benefits that we paid through the shared services agreement. Dr. Soon-Shiong’s 2020 salary allocation included the estimated benefits that we paid through the shared services agreement, excluding the bonus payout of $159,000 allocated to us. NantKwest, an affiliate of NantWorks, determined and paid the compensation payable to Dr. Soon-Shiong for services to us and other NantWorks affiliates in 2019 and 2020, and the portion of Dr. Soon-Shiong’s compensation allocable to us was not reported in the summary compensation table included in NantKwest’s definitive proxy statement on Schedule 14A, dated as of April 24, 2020. Integrity Healthcare, LLC, an affiliate of NantWorks, determined and paid the compensation payable to Mr. Sachs for services to us and other NantWorks affiliates in 2019 and through July 31, 2020.

(2)	Mr. Sachs began providing services to us through the shared services agreement in July 2019. We formally employed Mr. Sachs in August 2020.
(3)

These amounts represent employer matching contributions under a 401(k) plan, which reflect the percentage of Dr. Soon-Shiong’s and Mr. Sachs’ 401(k) plan employer matching contributions allocated to us pursuant to the shared services agreement.

Outstanding Equity Awards at Fiscal Year-End

None of our named executive officers held any outstanding equity awards issued by us as of December 31, 2020.

Employment Arrangements with Our Named Executive Officers

We do not have a written employment agreement with Dr. Soon-Shiong. On August 4, 2020, we formally hired Mr. Sachs, who previously provided services to us through the shared services agreement with NantWorks, as our chief financial officer. Mr. Sachs will receive an annual base salary of $387,000. Mr. Sachs will also be eligible to receive an annual discretionary bonus of up to 50% of his base salary, upon the achievement of certain performance targets to be determined by our board of directors in its sole discretion. Mr. Sachs will also be eligible for a severance payment if we terminate his employment without “cause” or if he resigns for good reason (each as defined in his offer letter), or the Severance Payment. The Severance Payment will be equal to: (i) 10 months of his base salary plus (ii) a prorated bonus paid out at 100% of his annual bonus. We have agreed to discuss and negotiate, in good faith, an equity award that will be granted to Mr. Sachs under ImmunityBio’s equity plan.

Employee Benefit and Stock Plans

401(k) Savings Plan

Our named executive officers participate in certain employee benefit plans maintained by NantWorks and its affiliated entities, including a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. All participants’ interests in their deferrals are 100% vested when contributed. Pre-tax and after-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participant’s directions. NantWorks and its affiliated entities, in its sole discretion, may make discretionary or matching contributions to the 401(k) plan. The 401(k) plan is intended to qualify under Section 401(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and all contributions, if any, are deductible by us when made.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF IMMUNITYBIO

For the purposes of this section, references to “we”, “us”, “our” and other similar references shall mean ImmunityBio or its subsidiaries or their management, as the context requires.

Other than compensation and indemnification arrangements with our directors and executive officers, the following is a description of each transaction since January 1, 2017 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Transactions with NantKwest, Inc.

NantKwest is a related party because it is an affiliate of NantWorks, of which Dr. Soon-Shiong is chief executive officer. Investors should note that NantKwest also has a number of related party transactions with Dr. Soon-Shiong and his affiliates which are described in NantKwest’s filings with the SEC. See “Where You Can Find Further Information” beginning on page 321.

Cost Allocation Agreement

In January 2020, we entered into the NK Cost Allocation Agreement pursuant to which we and NantKwest agreed to conduct a joint study for the clinical research study being conducted pursuant to the protocol titled QUILT 3.063: A phase 2 study of combination therapy with an il-15 superagonist (N-803), off-the-shelf CD16-targeted natural killer cells (haNK), and avelumab without cytotoxic chemotherapy in subjects with Merkel Cell Carcinoma (MCC) that has progressed on or after treatment with a checkpoint inhibitor. We and NantKwest will split certain joint study costs equally in accordance with the terms of the NK Cost Allocation Agreement and related work order. Shared joint study costs include costs related to conducting the joint study development activities, such as personnel-related costs, as well as all costs associated with regulatory matters. Costs and expenses incurred in connection with the development, manufacturing, supply, delivery and pre-patient administration dosing mechanism of each party’s study drug are excluded from the shared joint study costs. Under the NK Cost Allocation Agreement, we and NantKwest will each receive exclusive rights to any new intellectual property developed that relates solely to our and its respective study drug, and will each have joint co-equal rights in any other developed intellectual property. The NK Cost Allocation Agreement expires upon the second anniversary of the effective date with an option to renew for additional successive one-year terms upon mutual agreement, but work orders for any joint studies still in process at the time of termination will continue until the applicable study is completed. During the nine months ended September 30, 2020, the research and development costs incurred by us that was subject to joint cost-sharing under the NK Cost Allocation Agreement were $0.1 million. The research and development costs allocated to NantKwest and the costs that were allocated from NantKwest to us related to the joint study were immaterial.

In July 2020, but effective June 22, 2020, we executed a second work order with NantKwest pursuant to the NK Cost Allocation Agreement. Under the second work order, the parties agreed to conduct a joint study for the clinical research trial being conducted pursuant to the protocol titled QUILT 88: Open-label, randomized, comparative Phase II study of combination immunotherapy with standard-of-care chemotherapy versus standard-of-care chemotherapy for first and second line treatment of locally or advanced metastatic pancreatic cancer. The study drugs included in the joint study are Anktiva, aldoxorubicin and NantKwest’s study drug PD-L1.t-haNK. During the nine months ended September 30, 2020, the costs incurred by us related to this Work Order were $0.1 million.

Exclusive Co-Development Agreement

In August 2016, NantKwest entered into the NK Co-Development Agreement, under which Altor and NantKwest agreed to exclusively collaborate on the development of certain therapeutic applications combining NantKwest’s proprietary NK cells with our N-801 and/or Anktiva product candidates for the purpose of jointly developing therapeutic applications of certain effector cell lines, including by the co-exclusive grants to each other of certain related intellectual property rights. The agreement only covers research and development activities and does not provide any commercialization rights to the other parties for their respective products (and any commercialization arrangement would need to be memorialized in a subsequent separate written agreement). Altor did not receive any amounts for supplies in association with the studies 2018 or 2019.

NantKwest is the lead developer for each product developed by the parties pursuant to the NK Co-Development Agreement unless otherwise agreed to under a given project plan. Under the terms of the NK Co-Development Agreement, each party granted to the other a co-exclusive, royalty-free, fully paid-up, worldwide license, with the right to sublicense (only to a third-party contractor assisting with research and development activities under the NK Co-Development Agreement and subject to prior consent, not to be unreasonably withheld), under its applicable intellectual property, including its interest in any jointly-owned intellectual property developed pursuant to the agreement, solely to conduct any development activities agreed to by the steering committee established pursuant to the agreement as set forth in any development plan. Unless otherwise mutually agreed by the parties in the development plan for a project, NantKwest is responsible for all costs and expenses incurred by either party relating to conducting clinical trials and other activities under each development program, including costs associated with patient enrollment, materials and supplies, third-party staffing and regulatory filings. Altor agrees to supply, free of charge, sufficient amounts of Altor products for all preclinical requirements and certain clinical requirements for up to 400 patients in Phase I and/or Phase II clinical trials, as required under the development plan for a project per the NK Co-Development Agreement. During the term of the NK Co-Development Agreement, both parties and their affiliates agree not to, subject to certain permitted exceptions, directly or indirectly sell, license or otherwise grant rights to any of its applicable products or intellectual property in order to develop or commercialize products combining NantKwest’s proprietary NK cells with N-801 and/or Anktiva to treat any indication in human oncology.

The parties will jointly own all right, title and interest in and to any developments developed jointly by the parties in the course of any development program. The NK Co-Development Agreement expires upon the fifth anniversary of its effective date. Because the parties have not commenced a pivotal Phase III clinical trial by the third anniversary of the effective date, either party may terminate the NK Co-Development Agreement without cause upon 90 days’ prior written notice. NantKwest has dosed patients with Anktiva in several Phase Ib/II trials pursuant to the agreement. For the nine months ended September 30, 2020, the total research and development costs incurred by us were $0.1 million, and 50% of the costs were charged to NantKwest. For the nine months ended September 30, 2020, the total research and development costs that were charged by NantKwest to us was $0.1 million.

Supply Agreement

In June 2015, we entered into a supply agreement with NantKwest pursuant to which NantKwest has the right to purchase our proprietary GMP-in-a-Box bioreactors, made according to specifications mutually agreed to with NantKwest. NantKwest also has the right to purchase reagents and consumables associated with such equipment from us. The agreement has an initial term of five years and renews automatically for successive one-year periods unless terminated earlier. We received $0.4 million, $1.4 million and nil from NantKwest under this agreement for the years ended December 31, 2017, 2018 and 2019, respectively.

Sales Agreement

In November 2018, Etubics, a wholly owned subsidiary of ours, entered into an agreement with NantKwest. Pursuant to this agreement, we purchased used laboratory equipment from NantKwest for $0.3 million.

In July 2020, we executed a Bill of Sale and Assignment Agreement with NantKwest in relation to the COVID-19 collaboration. Based on the Bill of Sale, NantKwest sold certain equipment to us for total $0.3 million.

In September 2020, we executed a Bill of Sale and Assignment Agreement with NantKwest, pursuant to which we sold certain equipment with a carrying value of $0.2 million to NantKwest for a total of $0.5 million.

Grant Agreement

In February 2017, we through our subsidiary VivaBioCell, S.p.A, or VivaBioCell, entered into a research grant agreement with NantKwest, pursuant to which, VivaBioCell will conduct research and development activities related to NantKwest’s NK cell lines using its proprietary technology. During the year ended December 31, 2017, VivaBioCell recognized $0.7 million revenue for services related to this agreement.

Joint COVID-19 Collaboration Agreement

In August 2020, we and NantKwest entered into a collaboration agreement for the joint development, manufacturing and marketing of a vaccine and various therapeutics for the prevention and treatment of SARS-CoV-2 viral infections and associated conditions, including COVID-19, pursuant to which we and NantKwest will share equally in all costs relating to developing, manufacturing and marketing the product candidates globally, starting from and after the effective date of the collaboration agreement. For more information on the Joint COVID-19 Collaboration, see “Business of ImmunityBio—License and Collaboration Agreements—Agreements with Affiliates of NantWorks.”

Duley Sublease Agreement

In September 2020, we entered into a Sublease Agreement with NantKwest, and agreed to sublease a manufacturing and research and development facility located in El Segundo to NantKwest. The total premises of the building comprises approximately 11,980 rentable square feet, and the sublease premises comprises approximately 6,901 rental square feet. The sublease commenced in August 2020, and expires in July 2022, with an option to extend the initial term for an additional one year. In addition to the monthly base rent, Altor passes through the operating expenses and variable lease costs in proportion to the subleased square feet, and depreciation costs for equipment that is used by NantKwest in the subleased facility.

Transactions with NantHealth, Inc.

NantHealth, Inc. is a related party, because it is an affiliate of NantWorks, of which Dr. Soon-Shiong is chief executive officer.

In September 2020, we agreed with NantHealth to transfer 17 employees to NantHealth. We recorded a related party receivable of $0.1 million from NantHealth for the employee wages and benefits that we paid on behalf of NantHealth during the month of transferring.

NantHealth Labs (formerly known as Liquid Genomics, Inc.)

In March 2017, we completed the acquisition of all outstanding equity in Liquid Genomics, Inc., or Liquid Genomics, which is a liquid biopsy company that uses proprietary technology to isolate and analyze both circulating DNA and circulating RNA from ambient temperature shipped blood. In July 2017, we entered into an assignment agreement with NantOmics, LLC, or NantOmics, a related party that is indirectly controlled by Dr. Soon-Shiong, our chairman and chief executive officer, to assign all of our equity interest in Liquid Genomics to NantOmics. The assignment was recorded as an equity transaction and there was no gain or loss recorded due to the entities being under common control.

Our chairman and chief executive officer and principal stockholder, Dr. Soon-Shiong, founded and has a controlling interest in NantOmics, which is a company that delivers molecular analysis capabilities with the intent of providing actionable intelligence and molecularly driven decision support for cancer patients and their providers at the point of care. NantOmics is majority owned by NantWorks.

In June 2018, Altor entered into a service agreement with NantHealth Labs pursuant to which, NantHealth Labs agreed to perform blood-based mutation detection test services in connection with Altor’s clinical trials for cancer treatments and therapies. The agreement has an initial term of two years and renews automatically for successive one-year periods terms unless terminated earlier. During the years ended December 31, 2018 and 2019, Altor incurred $0.3 million and $0.1 million, respectively, in research and development expense related to this service agreement. As of December 31, 2018 and 2019, Altor recorded $0.4 million and nil, respectively, as a related party payable to NantHealth Labs in relation to this service agreement. During the nine months ended September 30, 2019 and 2020, Altor incurred $0 and $0.1 million, respectively, in research and development expense in connection to this service agreement.

In June 2019, we made a strategic decision and transferred certain employees from NantOmics. After the transfer, we settled certain employee bonuses and benefits that were accrued by NantOmics for 2018 and recorded $0.6 million receivable from NantOmics as of December 31, 2019 and September 30, 2020.

Transactions with NantWorks and its Affiliates

Our chairman and chief executive officer, Dr. Soon-Shiong, founded and has a controlling interest in NantWorks, a collection of healthcare and technology companies. We have entered into arrangements with certain affiliates of NantWorks described below that, taken together, we expect will facilitate the development of a new NANTCancer vaccine for our product pipeline as well as additional other cancer products.

Shared Services Agreement with NantWorks

In May 2015, we entered into a shared services agreement with NantWorks, pursuant to which NantWorks and its affiliates provide corporate, general and administrative and other support services to us and our subsidiaries, including services related to the chairman’s office and Dr. Soon-Shiong’s public relations, human resources and administration management; legal and compliance; finance and risk management; information technology and cloud services; facilities, procurement and travel; and corporate development and strategy. We are charged for services at cost plus reasonable allocation for employee benefits, facilities and other direct and indirect costs that related to the employees providing services.

In January 2016, we entered into an amendment to the shared services agreement with NantWorks. The amendment expands the existing shared services agreement with NantWorks to include services provided to us and our subsidiaries by NantWorks, including: immigration services, intellectual property management and strategic innovation services, creative and branding services, manufacturing support and strategy, regulatory and clinical trial support and strategy, and other services as may be agreed to by us and NantWorks. The amendment maintains the cost position for services at cost plus a reasonable allocation for employee benefits, facilities and other direct and indirect costs related to the employees providing the services. We incurred $4.8 million, $8.7 million and $5.2 million of expenses for services and related costs under the shared services agreement, as amended, for the years ended December 31, 2017, 2018 and 2019, respectively. We incurred $4.3 million and $2.2 million of expenses, for the nine months ended September 30, 2019 and 2020, respectively.

Agreements with NantBio

Our chairman and chief executive officer, Dr. Soon-Shiong, founded and has an indirect controlling interest in NantBio.

In February 2016, Etubics entered into an exclusive license agreement with NantBio, pursuant to which it granted NantBio a worldwide, exclusive license, with the right to sublicense (through one or multiple tiers), under certain patents, know-how and other intellectual property in order to use, research and develop Etubics’ proprietary product ETBX-021, a cancer immunotherapeutic, for all indications and to commercialize the resulting licensed products, in exchange for consideration in the form of a mid-single digit percentage royalty on net sales of the resulting licensed products. NantBio may terminate the agreement, in its sole discretion, in whole or on a product-by-product and/or country-by-country basis, at any time upon 60 days’ prior written notice to Etubics. In addition, either party may terminate the agreement in the event of a material breach by or bankruptcy of the other party.

In August 2018, we entered into a supply agreement with NantCancerStemCell, LLC, or NCSC, a 60% owned subsidiary of NantBio. Under this agreement, we agreed to supply VivaBioCell’s proprietary GMP-in-a-Box bioreactors and related consumables, made according to specifications mutually agreed to by us and NCSC. The agreement has an initial term of five years and renews automatically for successive one year terms unless terminated by either party in the event of material default upon prior written notice of such default and the failure of the defaulting party to remedy the default within 30 days of the delivery of such notice, or upon 90 days’ prior written notice to us by NCSC. As of December 31, 2018, December 31, 2019, and September 30, 2020, we recorded $1.2, $0.3 million and $0.3 million, respectively, in deferred revenue related to this agreement, which is included in “accrued expense and other current liabilities” on our consolidated balance sheets.

In January 2018, we entered into a shared service agreement, pursuant to which we are charged for services at cost, without mark-up or profit for NantBio, but including reasonable allocations of employee benefits that relate to the employees providing the services. This agreement may be terminated upon written notice by us to NantBio or by either party in the event of material breach by the other party. We incurred $0.7 million and $0.2 million of general and administrative expenses and $0.3 million and $1.1 million research and development expenses during the year ended December 31, 2018 and 2019, respectively, related to services provided by NantBio. We recorded a $1.4 million related party receivable from NantBio as of December 31, 2019 and we recorded a $0.8 million related party payable to NantBio in regard to this shared service agreement. In addition, we also reimbursed NantBio $0.3 million for the accounting consulting fees incurred during the year ended December 31, 2018, and the amount is included in “general and administrative” expense on our consolidated statements of operations. We incurred $0.2 and $0.1 million of general and administrative expenses and $1.8 million and $0.3 million research and development expenses during the nine months ended September 30, 2019 and 2020, respectively, related to services provided by NantBio.

In April 2019, we agreed with NantBio to transfer 67 NantBio employees and associated research and development projects, comprising the majority of NantBio’s business, to us. After the transfer, NantBio continued to make payments on our behalf for certain employee benefits and vendor costs related to the research and development projects that were transferred to us. Also, we settled certain employee bonuses and benefits that were accrued by NantBio for 2018. As of December 31, 2019 and September 30, 2020, we recorded a net $1.3 million receivable from NantBio, which included $1.0 million receivable for employee bonuses and $0.3 million receivable from NantBio for vendor costs we paid on behalf of NantBio.

Transactions with NantPharma, LLC

Our chairman and chief executive officer, Dr. Soon-Shiong founded and has an indirect controlling interest in NantPharma, LLC, or NantPharma.

Equipment Purchase

During 2018, Altor and GlobeImmune purchased a total $0.2 million in laboratory equipment from NantPharma. As of December 31, 2018 and 2019, we recorded a $0.2 million related party payable to

NantPharma for the unpaid invoices. There was no change to the related party payable to NantPharma as of September 30, 2020.

Immunotherapy NANTiBody, LLC

In July 2017 NANTiBody, our 60% owned subsidiary, acquired 100% interest in IgDraSol from NantPharma in exchange for $90.1 million. IgDraSol is the entity that owns the rights to Cynviloq, a next generation micellar diblock copolymeric formulation of the chemotherapeutic agent paclitaxcel, in the United States and other jurisdictions.

In February 2018, NantPharma entered into a letter agreement with NANTiBody pursuant to which NantPharma assigned certain regulatory filings related to IgDraSol to NANTiBody in exchange for reimbursement of certain expenses borne in connection with those filings.

Clinical and Research Related Agreements with Immuno-Oncology Clinic, Inc.

Beginning in 2017, NantKwest entered into multiple agreements with the Clinic to conduct various clinical trials using combination therapies of NK cells along with our product candidate, Anktiva. The Clinic was formerly known as John Lee, M.D. and Leonard Sender, M.D., Inc., a professional medical corporation, dba Chan Soon-Shiong Institutes for Medicine, in El Segundo, California. The Clinic may be a related party as NantWorks provides administrative services and has loaned significant amounts to the Clinic.

Since January 1, 2020, NantKwest has made payments related to our combination therapy clinical trials with the Clinic, and we have reimbursed $0.01 million to NantKwest for our portion of the related costs under the NK Cost Allocation Agreement discussed above.

Duley Road, LLC Lease Agreements

In February 2017, Altor, through its wholly-owned subsidiary, Altor BioScience Manufacturing Company, LLC, entered into a lease agreement with Duley Road, LLC, or Duley Road, a related party that is controlled by Dr. Soon-Shiong, our chairman and chief executive officer, for an office and cGMP manufacturing facility in El Segundo, California. As of December 31, 2018 and 2019, we recorded $0.3 million and $0.8 million rent payable to Duley Road, and is included in “related party payable” on our consolidated balance sheets. For the years ended December 31, 2018 and 2019, we recorded $0.1 million rent expense, which is reflected in “research and development” expense on our consolidated statements of operations and comprehensive loss. For the nine months ended September 30, 2019 and 2020, we recorded $0.3 million and $0.3 million rent expense, respectively.

Effective in January 2019, we entered into two lease agreements with Duley Road for a second building located in El Segundo, California. The first lease is for the first floor of the building with approximately 5,650 square feet. The lease has a 7-year term commencing in September 2019. The second lease is for the second floor of the building with approximately 6,488 square feet. The lease has a seven year-term commencing in July 2019. Both floors of the building are used for research and development and office space. We have options to extend the initial terms of both leases for two consecutive five-year periods through 2036. The annual rent of the two leases is $0.4 million, which will increase at a rate of 3% per year. As of December 31, 2019 and September 30, 2020, we recorded $1.5 million and $0.9 million leasehold improvement payable to Duley Road, respectively, which was included in “related party payable” on our consolidated balance sheets. For the years ended December 31, 2018 and 2019, we recorded $0.1 million rent expense for the two leases, which is reflected in “research and development” expense on our consolidated statements of operations and comprehensive loss. For the nine months ended September 30, 2019 and 2020, we recorded $0.0 million and $0.3 million rent expenses for the two leases, respectively.

Related Party Notes Payable

In October 2015, we executed a demand promissory note with California Capital Equity, LLC (“CalCap”) a related party. The note bears interest at a per annum rate of 5.0%, compounded annually and computed on the basis of 365 or 366 days. The note provided that the outstanding principal amount, plus accrued and unpaid interest, may be made immediately due and payable on demand by CalCap. The note also provided that we may prepay the outstanding principal amount at any time without premium or penalty and without the prior consent of CalCap. The note also contained a provision that all outstanding amounts will become immediately due and payable upon certain bankruptcy and insolvency related events. The principal amount of advances made by the related party to us pursuant to these notes totaled $22.4 million as of December 31, 2018. The total interest outstanding on this note amounted to $3.4 million as of December 31, 2018, and is included in “related party notes payable” on our consolidated balance sheets.

In March 2019, we repaid $22.5 million under the promissory note with CalCap, including $18.8 million principal and $3.7 million of accrued interest. In June 2019, we extinguished the remaining principal amount under the note payable of $3.7 million and accrued interest of $0.04 million by partially offsetting the cash proceeds of approximately $6.7 million received from the exercise of warrants to purchase 2,533,333 shares of our common stock by Dr. Soon-Shiong.

In December 2015, we executed a demand promissory note with NantCapital, LLC, or NantCapital, a personal investment vehicle of Dr. Soon-Shiong and a related party. The note bears interest at a per annum rate of 5.0%, compounded annually and computed on the basis of 365 or 366 days. In January 2019, we repaid $15.0 million under the promissory note with NantCapital, including $12.1 million of principal and $2.9 million in accrued interest. In May 2019, we borrowed $10.5 million from NantCapital. In June 2019, we reduced the principal of $2.4 million and accrued interest of $0.6 million to NantCapital, which is to offset the issuance of common stock as result of warrant exercises by Dr. Soon-Shiong. In June 2019 and December 2019, we borrowed $8.0 million and $5.0 million from NantCapital, under the demand promissory note respectively. The principal amount of advances made by the related party to us pursuant to these notes totaled $32.4 million and $41.5 million as of December 31, 2018 and 2019, respectively. The total interest outstanding on this note amounted to $2.9 million and $0.9 million as of December 31, 2018 and 2019, respectively, and is included in “related party notes payable” on our consolidated balance sheets. The principal amount of advances made by the related party to us pursuant to these notes totaled $32.4 million and $41.5 million as of December 31, 2018 and 2019, respectively. The total interest outstanding on this note amounted to $2.9 million and $0.9 million as of December 31, 2018 and 2019, respectively, and is included in “related party notes payable” on our consolidated balance sheets. The total principal amount and the total interest outstanding on this note amounted to $55.2 million and $2.6 million, respectively, as of September 30, 2020. In July 2020, this note was amended and restated to provide that all outstanding principal and accrued and unpaid interest is due and payable on September 30, 2025, and not on demand.

In January 2016, we executed a demand promissory note with NantBio. The note bears interest at a per annum rate of 5.0%, compounded annually and computed on the basis of 365 or 366 days. In April 2018, we and NantBio entered into a common stock purchase agreement. Based on the agreement, the aggregate principal amount and accrued interests of approximately $102.4 million under the promissory note was converted into 10,236,159 shares of our common stock at a conversion price of $10.00 per share.

In June 2017, we executed a demand promissory note with NantWorks. The note bears interest at a per annum rate of 5.0%, compounded annually and computed on the basis of 365 or 366 days. The outstanding principal amount, plus accrued and unpaid interest, may be made immediately due and payable on demand by NantWorks. We may prepay the outstanding principal amount at any time without premium or penalty and without the prior consent of NantWorks. All outstanding amounts under the note will also become immediately due and payable upon certain bankruptcy and insolvency related events. The principal amount of advances made by the related party to us pursuant to these notes totaled $43.4 million as of December 31, 2018 and 2019. The total interest outstanding on this note amounted to $3.3 million and $5.7 million as of December 31, 2018 and 2019, respectively, and is included in “related party notes payable” on our consolidated balance sheets. The total principal amount and the total interest outstanding on this note amounted to $43.4 million and $7.6 million, respectively, as of September 30, 2020. In July 2020, this note was amended and restated to provide that all outstanding principal and accrued and unpaid interest is due and payable on September 30, 2025, and not on demand.

In August 2018, we executed a demand promissory note with NCSC. The note bears interest at a per annum rate of 5.0%, compounded annually and computed on the basis of 365 or 366 days. The outstanding principal amount, plus accrued and unpaid interest, may be made immediately due and payable on demand by NCSC. We may prepay the outstanding principal amount at any time without premium or penalty and without the prior consent of NCSC. All amounts outstanding under the note will also become immediately due and payable upon certain bankruptcy and insolvency related events. The principal amount of advances made by the related party to us pursuant to these notes totaled $33.0 million as of December 31, 2018 and 2019. The total interest outstanding on this note amounted to $0.5 million and $2.1 million as of December 31, 2018 and 2019, respectively, and is included in “related party notes payable” on our consolidated balance sheets. The total principal amount and the total interest outstanding on this note amounted to $33.0 million and $3.5 million, respectively, as of September 30, 2020. In July 2020, this note was amended and restated to provide that all outstanding principal and accrued and unpaid interest is due and payable on September 30, 2025, and not on demand.

In December 2019, we executed a demand promissory note with NantMobile, LLC, or NantMobile, an entity indirectly controlled by Dr. Soon-Shiong. The note bears interest at a per annum rate of 3.0%, compounded annually and computed on the basis of 365 or 366 days. The outstanding principal amount, plus accrued and unpaid interest, may be made immediately due and payable on demand by NantMobile. We may prepay the outstanding principal amount at any time without premium or penalty and without the prior consent of NantMobile. All amounts outstanding under the note will also become immediately due and payable upon certain bankruptcy and insolvency related events. The principal amount of advances made by the related party to us pursuant to these notes totaled $55.0 million as of December 31, 2019. The total interest outstanding on this note amounted to $9 thousand as of December 31, 2019 and is included in “related party notes payable” on our consolidated balance sheets. The total principal amount and the total interest outstanding on this note amounted to $55.0 million and $1.2 million, respectively, as of September 30, 2020. In July 2020, this note was amended and restated to provide that all outstanding principal, accrued, and unpaid interest is due and payable on September 30, 2025, and not on demand.

In September 2020, ImmunityBio executed a promissory note with NantCapital for an advance of principal of $50.0 million. The note bears interest at a per annum rate of 6.0%, compounded annually and computed based on 365 or 366 days. The unpaid principal and accrued and unpaid interest are due and payable on September 30, 2025. The total interest outstanding on this note amount to $9 thousand as of September 30, 2020.

In addition, the merger agreement permits ImmunityBio to incur up to an additional $40.0 million in aggregate principal amount of debt prior to the closing pursuant to the promissory notes described above.

Sales of Securities

Altor Acquisition

In July 2017, in connection with our acquisition of Altor, we issued to CalCap and Dr. Soon-Shiong an aggregate of 13,976,833 shares of our common stock in exchange for the shares of Altor’s common stock that were held by CalCap and Dr. Soon-Shiong at the time of our acquisition of Altor.

In connection with our acquisition of Altor, we issued to Dr. Soon-Shiong a warrant to purchase 2,533,333 shares of our common stock at a purchase price of $2.65 per share in exchange for the warrants he held in Altor. Dr. Soon-Shiong exercised the warrant with respect to 2,533,333 shares for an aggregate purchase price of $6.7 million in June 2019.

In connection with our acquisition of Altor, we also issued 44,546,802 CVRs to Dr. Soon-Shiong, and 95,221,536 CVRs to CalCap. The CVRs will become payable upon the attainment of certain regulatory and sales milestones. The regulatory and sales CVRs were issued in equal number. The regulatory CVRs will become payable upon the approval of a BLA (or similar approval of a foreign agency equivalent to the FDA) for Anktiva but only if the BLA approval (or similar foreign approval) is issued no later than December 31, 2022. The sales CVRs will become payable after the first achievement of annual worldwide net sales of Anktiva exceeding $1 billion in any full calendar year through 2026. If either the regulatory or sales CVRs become payable, we will be required to pay $2.00 per CVR in cash, shares of our common stock or a combination of cash and stock as the holder of the CVRs may elect (or a total of $304.0 million for each of the regulatory milestone and the sales milestone). If holders elect to receive shares of our common stock, the number of shares will be based on the average closing price of our common stock during the 20-trading day period immediately preceding the date the applicable CVR milestone was achieved. Dr. Soon-Shiong and CalCap have each irrevocably elected to have all of their CVRs paid in shares of our common stock, and if both CVRs are achieved we would be obligated to issue Dr. Soon-Shiong and CalCap an aggregate of approximately $279.5 million in value of our common stock.

In connection with our acquisition of Altor, we also issued to NantWorks a warrant to purchase 2,000,000 shares of our common stock at a purchase price of $2.65 per share in exchange for the warrants it held in Altor that it had previously received from Altor for its assistance with setting up manufacturing capabilities. The warrant held by NantWorks is subject to a performance-based vesting condition, which has not yet been satisfied.

2018 Private Placement

In April 2018, we sold 10,236,159 shares of our common stock to NantBio at a purchase price of $10.00 per share, for an aggregate purchase price of $102.4 million.

Right of First Refusal and Co-Sale Agreement

Pursuant to a right of first refusal and co-sale agreement with NantBio, we or our assignees have a right to purchase shares of our common stock which NantBio proposes to sell to other parties. Pursuant to the right of first refusal and co-sale agreement, NantBio has a right to sell common stock proportionate to its total holdings in the event that Cambridge proposes to sell any of its common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF IMMUNITYBIO

For the purposes of this section, references to “we”, “us”, “our” and other similar references shall mean ImmunityBio or its subsidiaries or their management, as the context requires.

The following table sets forth the beneficial ownership of ImmunityBio common stock as of September 30, 2020 by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of the named executive officers;

•	each of our directors; and

•	all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.

The percentage of beneficial ownership prior to the consummation of the merger shown in the table is based upon 333,964,092 shares of common stock outstanding as of September 30, 2020 which excludes 200,000 shares issued to GlobeImmune, Inc., our consolidated subsidiary, which are treated as treasury stock for purposes of U.S. generally accepted accounting principles. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules take into account shares of common stock issuable pursuant to the exercise or conversion of stock options or warrants or convertible notes that are either immediately exercisable or convertible or exercisable or convertible on or before the 60th day after September 30, 2020. Certain of the options granted to our named executive officers may be exercised prior to the vesting of the underlying shares. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as noted below, the address for each person or entity listed in the table is c/o ImmunityBio, Inc., 9920 Jefferson Boulevard, Culver City, California 90232.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
5% Stockholders:
Patrick Soon-Shiong, MBBCh, FRCS (C), FACS(1)	296,963,072	88.87%
Cambridge Equities, LP(2)	270,000,000	80.80%
Other Directors and Named Executive Officers:
David Sachs	—	*
Christobel E. Selecky	—	*
All executive officers and directors as a group (3 persons)(3)	296,963,072	88.87%

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.
(1)

Consists of (a) 270,000,000 shares held of record by Cambridge, as disclosed in note (1) above, (b) 6,988,013 shares held of record by Dr. Soon-Shiong, (c) 10,236,159 shares held of record by NantBio, and (d) 9,738,900 shares of record held by CalCap.

NantWorks is the majority stockholder and an affiliate of NantBio and may be deemed to have beneficial ownership of the shares held by NantBio. Dr. Soon-Shiong, our chairman and chief executive officer and a member of our board of directors, is the chief executive officer of NantWorks and indirectly beneficially owns all of the equity interests in NantWorks and may be deemed to have voting and dispositive power over the shares held by NantBio.

(2)

Consists of 270,000,000 shares held by Cambridge. MP 13 Ventures, LLC is the general partner of Cambridge and may be deemed to have beneficial ownership of the shares held by Cambridge. Dr. Soon-Shiong is the sole member of MP 13 Ventures, LLC and has voting and dispositive power over the shares held by Cambridge. Dr. Soon-Shiong directly owns all of the equity interests of CalCap and has voting and dispositive power over the shares held by CalCap.

(3)	Consists of 296,963,072 shares beneficially owned by our executive officers and directors as of September 30, 2020.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF NANTKWEST

The following table sets forth the beneficial ownership of NantKwest’s common stock as of December 31, 2020. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The percentage ownership information shown in the table is based on an aggregate of 108,726,551 shares of NantKwest common stock outstanding as of December 31, 2020.

Name	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
5% Stockholders:
Patrick Soon-Shiong, MBBCh, FRCS (C), FACS(1)	70,844,890	64.62%
Cambridge Equities, LP(2)	40,575,814	37.32%
Other Directors and Named Executive Officers:
Richard Adcock	—	—
Barry J. Simon, M.D.(3)	4,170,077	3.80%
John C. Thomas, Jr.(4)	221,363	*
Michael D. Blaszyk(5)	193,667	*
Sonja Nelson(6)	161,952	*
Frederick W. Driscoll(7)	109,235	*
Cheryl L. Cohen(8)	70,308	*
All directors and executive officers as a group (8 persons)(9)	75,771,492	68.42%

(1)

Consists of (i) 40,575,814 shares held by Cambridge Equities, LP, (ii) 23,750,750 shares held by Dr. Soon-Shiong, (iii) 5,618,326 shares held by the Chan Soon-Shiong Family Foundation, and (iv) 900,000 shares issuable upon the exercise of fully vested options by Dr. Soon-Shiong.

(2)

Consists of 40,575,814 shares held by Cambridge Equities, LP. MP 13 Ventures, LLC is the general partner of Cambridge Equities, LP and may be deemed to have beneficial ownership of the shares held by Cambridge Equities, LP. Dr. Soon-Shiong, our Chairman and Chief Executive Officer and a member of our board of directors, is the sole member of MP 13 Ventures, LLC and has voting and dispositive power over the shares held by Cambridge Equities, LP.

(3)	Consists of (i) 3,170,540 shares held by Dr. Simon, and (ii) 999,537 shares issuable upon the exercise of options that are exercisable within sixty (60) days of December 31, 2020, by Dr. Simon.
(4)	Consists of (i) 207,477 shares held by Mr. Thomas and (ii) 13,886 shares held in the name of the estate of Mr. Thomas’ spouse.
(5)	Consists of (i) 193,667 shares held by Mr. Blaszyk.
(6)	Consists of (i) 36,952 shares held by Ms. Nelson, and (ii) 125,000 shares issuable upon the exercise of options that are exercisable within sixty (60) days of December 31, 2020, by Ms. Nelson.
(7)	Consists of (i) 109,235 shares held by Mr. Driscoll.
(8)	Consists of 70,308 shares held by Ms. Cohen.
(9)	Consists of (i) 73,746,955 shares held and (ii) 2,024,537 shares issuable upon the exercise of options that are exercisable within sixty (60) days of December 31, 2020.

COMPARISON OF STOCKHOLDER RIGHTS

ImmunityBio stockholders will receive shares of NantKwest common stock in the merger. NantKwest and ImmunityBio are both Delaware corporations subject to the DGCL. If the merger is completed, the rights of ImmunityBio stockholders who become NantKwest stockholders through the receipt of NantKwest common stock and the rights of NantKwest stockholders will be governed by the DGCL, the NantKwest certificate of incorporation and the NantKwest bylaws. The following summary compares the rights of ImmunityBio stockholders to the rights of NantKwest stockholders.

Comparison of Stockholder Rights

The following summary is not a complete statement of the rights of NantKwest stockholders or ImmunityBio stockholders or a complete description of the specific provisions referred to below. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the DGCL and NantKwest’s and ImmunityBio’s governing corporate documents, which ImmunityBio stockholders and NantKwest stockholders should read. For information on how copies of these documents may be obtained, please see “Where You Can Find More Information”.

NantKwest	ImmunityBio

AUTHORIZED CAPITAL STOCK

NantKwest’s certificate of incorporation authorizes NantKwest to issue 500,000,000 shares of common stock, par value $0.0001 per share, and 20,000,000 shares of preferred stock, par value $0.0001 per share. As of [                ], 2021, there were [            ] shares of NantKwest common stock issued and outstanding and no shares of preferred stock issued and outstanding.

ImmunityBio’s certificate of incorporation authorizes ImmunityBio to issue 1,000,000,000 shares of common stock, par value $0.001 per share. As of [                ], 2021, there were [            ] shares of ImmunityBio common stock issued and outstanding.

VOTING RIGHTS

The DGCL provides that each stockholder must be entitled to one vote for each share of common stock held by such stockholder, unless otherwise provided in a corporation’s certificate of incorporation. Each share of NantKwest common stock and each share of ImmunityBio common stock entitles its holder to one vote for each share held of record on each matter submitted to a vote of stockholders.

Subject to the discussion in “—Amendment of Governing Documents” below, with respect to any matter, other than the election of directors and as required by law, NantKwest’s certificate of incorporation, NantKwest’s bylaws or the rules of any applicable stock exchange, including with respect to the rights of any preferred stock of NantKwest, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at a meeting at which a quorum is present and entitled to vote on the matter will be the act of the stockholders at the stockholders’ meeting. Except as otherwise required by law, NantKwest’s certificate of incorporation, NantKwest’s bylaws or the rules of any applicable stock exchange, directors shall be elected by a plurality of the

Except as required by law, ImmunityBio’s certificate of incorporation or ImmunityBio’s bylaws, with respect to any matter, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at a meeting at which a quorum is present and entitled to vote on the matter will be the act of the stockholders at the stockholders’ meeting.

voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The voting rights of the holders of any preferred stock of NantKwest designated by the NantKwest board will be determined by the NantKwest board.

NUMBER OF DIRECTORS AND SIZE OF BOARD

The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors as fixed by the company’s certificate of incorporation or bylaws.

The NantKwest board currently has six members. NantKwest’s bylaws provide that, unless NantKwest’s certificate of incorporation fixes the number of directors, the number of directors constituting its board of directors may be set only by a resolution adopted by its board of directors.

The ImmunityBio board currently has two members. ImmunityBio’s bylaws provide that the number of directors constituting its board of directors may be set only by a resolution adopted by its board of directors.

CLASSIFIED BOARD/TERM OF DIRECTORS

The DGCL provides that directors of a Delaware corporation may, by the company’s certificate of incorporation or by the company’s bylaws, be divided into one, two or three classes.

NantKwest’s certificate of incorporation provides that all directors are to be elected annually. Each director holds office until the next annual meeting of stockholders and until his or her successor has been duly elected and qualified, or otherwise until his or her earlier death, resignation or removal.

ImmunityBio’s bylaws provide that all directors are to be elected annually. Each director holds office until the next annual meeting of stockholders and until his or her successor has been duly elected and qualified, or otherwise until his or her earlier death, resignation or removal.

ELECTION OF DIRECTORS

NantKwest’s certificate of incorporation prohibits cumulative voting for elections of directors.	ImmunityBio’s certificate of incorporation and bylaws do not provide for cumulative voting for elections of directors.

REMOVAL OF DIRECTORS

NantKwest’s bylaws provide that a director may be removed from office by the stockholders of NantKwest with or without cause.	ImmunityBio’s bylaws provide that a director may be removed from office by the stockholders of ImmunityBio with or without cause.

VACANCIES

The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies and newly created directorships may be filled by a majority vote of the directors then in office, even if the number of directors then in office is less than a quorum.

NantKwest’s bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class

ImmunityBio’s bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office,

shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and not by the stockholders; provided that, if, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board of directors (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the voting power of the capital stock of NantKwest at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the DGCL as far as applicable.	although less than a quorum, or by a sole remaining director, and each director so elected shall hold office for the unexpired portion of the term of the director whose place shall be vacant and until his successor shall have been duly elected and qualified.

QUORUM FOR BOARD MEETINGS

The DGCL provides that in no case will a quorum be less than one-third of the authorized number of directors.

Each of NantKwest’s and ImmunityBio’s bylaws provide that the presence of at least a majority of the total number of authorized directors constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the corporation’s board (except as may be otherwise specifically provided by statute or each corporation’s certificate of incorporation or bylaws).

ANNUAL MEETINGS OF STOCKHOLDERS

Under the DGCL, if a corporation does not hold an annual meeting to elect directors within the thirteen-month period following its last annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Each of NantKwest’s and ImmunityBio’s bylaws provide that annual meetings of stockholders shall be held on such dates, at such times and at such places (if any) within or without the State of Delaware as shall be designated by the corporation’s board and stated in the corporation’s notice of the meeting. At the annual meeting, the stockholders shall elect a board of directors and transact such other business as may be properly brought before the meeting.

QUORUM FOR STOCKHOLDER MEETINGS

Under the DGCL and each of NantKwest’s and ImmunityBio’s bylaws the holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders, except that, when specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.

NOTICE OF ANNUAL AND SPECIAL MEETINGS OF STOCKHOLDERS

Under the DGCL and each of NantKwest’s and ImmunityBio’s bylaws notice of any meeting of stockholders must be sent not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting.

CALLING SPECIAL MEETINGS OF STOCKHOLDERS

The DGCL provides that special meetings may be called by the board of directors or by such person as may be authorized by the certificate of incorporation or by the bylaws.

NantKwest’s certificate of incorporation provides that special meetings of NantKwest stockholders may be called only by the Chairperson of the NantKwest board, the Chief Executive Officer, the President or the NantKwest board acting pursuant to a resolution adopted by a majority of the NantKwest board, and any power of stockholders to call a special meeting of stockholders is specifically denied. Only such business shall be considered at a special meeting of NantKwest stockholders as shall have been stated in the notice for such meeting.

ImmunityBio’s bylaws provide that special meetings of ImmunityBio stockholders may be called, for any purpose or purposes, by the Chairman of the ImmunityBio board, the President or the ImmunityBio board. Only such business shall be brought before a special meeting of stockholders as shall have been specified in the notice of such meeting.

STOCKHOLDERS ACTION BY WRITTEN CONSENT

The DGCL provides that, unless otherwise provided in a corporation’s certificate of incorporation or bylaws, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of issued and outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

NantKwest’s bylaws provide that stockholders may act by written consent in lieu of a meeting.	ImmunityBio’s bylaws provide that stockholders may act by written consent in lieu of a meeting.

AMENDMENT OF GOVERNING DOCUMENTS

Under the DGCL, the power to make, alter or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to make, alter or repeal its bylaws.

NantKwest’s certificate of incorporation reserves the right to amend or repeal any provision contained in the certificate of incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that the NantKwest board and the affirmative vote of 66 2/3% of the voting power of the then outstanding voting securities of NantKwest, voting together as a single class, shall be required for the amendment, repeal or modification of certain provisions of the certificate of incorporation, or the adoption of any provision inconsistent with such provisions, of NantKwest’s certificate of incorporation.

ImmunityBio’s certificate of incorporation reserves the right to amend, alter, change or repeal any provision of the certificate of incorporation in the manner permitted by statute. ImmunityBio’s bylaws provide that the bylaws may be repealed, altered or amended or new bylaws adopted by written consent of a majority of ImmunityBio stockholders or at any meeting by the affirmative vote of a majority of the stock entitled to vote at such meeting, Subject to certain exceptions, ImmunityBio board also has the authority to repeal, alter or amend the bylaws or adopt new bylaws by unanimous written consent or at any annual, regular, or special meeting by the affirmative vote of a majority of the whole number of directors, subject to the power of the stockholders to change or repeal such bylaws.

LIMITATION ON LIABILITY OF DIRECTORS

Delaware has adopted a law that allows corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. An amendment, repeal or elimination of such a provision shall not affect its application with respect to an act or omission by a director occurring before such amendment, repeal or elimination unless the provision provides otherwise at the time of such act or omission. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations allowed by the law, directors are accountable to corporations and their stockholders for monetary damages for acts of gross negligence. Although the Delaware law does not change directors’ duty of care, it allows corporations to limit available relief to equitable remedies such as injunction or rescission. NantKwest’s certificate of incorporation and ImmunityBio’s certificate of incorporation each limit the liability of its respective directors to the fullest extent permitted by this law.

This limitation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the corporation’s stockholders.

To the extent that a present or former director or officer of NantKwest or ImmunityBio has been successful on the merits or otherwise in defense of any threatened, pending, or completed proceeding referred to in Section 145(a) or (b) of the DGCL, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) reasonably incurred by him or her in connection therewith.

NantKwest’s shall indemnify, to the fullest extent permitted by the DGCL, any director or officer of NantKwest who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except for liability in connection with any proceeding:

•  for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

•  for an accounting or disgorgement of profits pursuant to Section 16(b) of the 1934 Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

•  for any reimbursement of NantKwest by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of NantKwest, as required in each case under the 1934 Act (including any such reimbursements that arise from an accounting restatement of NantKwest pursuant to

ImmunityBio’s directors are not personally liable for monetary damages for any breach of their fiduciary duty as a director, except for liability:

•  for any breach of their duty of loyalty to ImmunityBio or its stockholders;

•  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•  for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•  for any transaction from which the director derived an improper personal benefit.

ImmunityBio may purchase and maintain insurance to protect itself and any director, officer, employee, or agent against any expense, whether or not ImmunityBio would have the power to indemnify the director, officer, employee, or agent against such expense under applicable law or the applicable provisions of ImmunityBio’s bylaws.

Without the necessity of entering into an express contract, all rights to indemnification or advancement of expenses provided under ImmunityBio’s bylaws

Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the payment to NantKwest of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

•  initiated by such person against NantKwest or its directors, officers, employees, agents or other indemnitees, unless (a) the board of directors authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (b) NantKwest provides the indemnification, in its sole discretion, pursuant to the powers vested in NantKwest under applicable law, (c) otherwise required to be made under NantKwest’s bylaws or (d) otherwise required by applicable law; or

•  if prohibited by applicable law.

NantKwest may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of NantKwest, or is or was serving at the request of NantKwest as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not NantKwest would have the power to indemnify such person against such liability under the provisions of the DGCL.

The indemnification and advancement of expenses provided by, or granted pursuant to, NantKwest’s bylaws shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under NantKwest’s certificate of incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. NantKwest is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law.

The rights to indemnification and advancement of expenses conferred by NantKwest’s bylaws shall continue as to a person who has ceased to be a director,

shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between ImmunityBio and such director, officer, employee, or agent.

The rights provided by ImmunityBio’s bylaws shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

Any amendment, repeal, or modification of this applicable provisions of ImmunityBio’s bylaws that adversely affects any to indemnification or advancement of expenses to a director, officer, employee, or agent shall only be effective upon the prior written consent of such director, officer, employee, or agent.

officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Any amendment, alteration or repeal of the applicable provisions of NantKwest’s bylaws shall not adversely affect any rights to indemnification and advancement of expenses of any person in respect of any act or omission occurring prior to such amendment, alteration or repeal.

ANTI-TAKEOVER PROVISIONS

NantKwest has elected not to be governed by DGCL Section 203 and its certificate of incorporation does not include any “fair price” provisions.

ImmunityBio did not opt out of the provisions of DGCL Section 203, which, subject to certain exceptions, would prohibit a publicly-held Delaware corporation from engaging in specified business combinations with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless the business combination or transaction in which such stockholder became an interested stockholder is approved in a prescribed manner. ImmunityBio’s certificate of incorporation does not include any “fair price” provisions.

EXCLUSIVE FORUM

Unless NantKwest consents in writing to the selection of an alternative forum and to the fullest extent permitted by law, the Court of Chancery of the State of Delaware (or, if such court lacks jurisdiction, any other state or federal court located within the State of Delaware) shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of NantKwest, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of NantKwest to NantKwest or NantKwest stockholders, (C) any action or proceeding asserting a claim arising pursuant to any provision of the DGCL or NantKwest’s certificate of incorporation or bylaws, or (D) any action or proceeding asserting a claim governed by the internal affairs doctrine; in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

In addition, unless NantKwest consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Neither the ImmunityBio certificate of incorporation nor the ImmunityBio bylaws contain an exclusive forum provision.

PROPOSALS OF STOCKHOLDERS FOR NANTKWEST’S 2021 ANNUAL MEETING

NantKwest intends to hold a regular annual meeting of stockholders in 2021 regardless of whether the merger is completed.

Any stockholder of NantKwest who meets the requirements of the proxy rules under the Exchange Act may submit proposals to the NantKwest board to be presented at NantKwest’s 2021 annual meeting of stockholders (the “NantKwest 2021 annual meeting”). Such proposals must comply with the requirements of Rule 14a-8 under the Exchange Act and be submitted by written notice, to NantKwest’s Corporate Secretary at NantKwest’s principal executive offices no later than the close of business (5:30 p.m. Pacific Time) on January 6, 2021 in order to be considered for inclusion in the proxy materials to be disseminated by the NantKwest board for the NantKwest 2021 annual meeting. Pursuant to the rules promulgated by the SEC, simply submitting a proposal does not guarantee that it will be included.

In order to be properly brought before the NantKwest 2021 annual meeting of stockholders, a NantKwest stockholder must have given timely notice of such proposal or nomination, in proper written form. To be timely for NantKwest’s 2021 annual meeting of stockholders, a stockholder’s notice of a matter that the stockholder wishes to present, or the person or persons the stockholder wishes to nominate as a director, must be delivered to NantKwest’s corporate secretary at its principal executive offices not less than forty-five (45) days and not more than seventy-five (75) days before the one-year anniversary of the date on which NantKwest first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year’s annual meeting. As a result, any written notice given by a stockholder pursuant to these provisions of NantKwest’s amended and restated bylaws must be received by NantKwest’s corporate secretary at its principal executive offices:

•	not earlier than February 18, 2021, and

•	not later than March 20, 2021.

In the event that NantKwest holds its 2021 annual meeting of stockholders more than thirty (30) days before or more than sixty (60) days after the one-year anniversary date of the 2020 annual meeting, then such written notice must be received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the following two dates:

•	the 90th day prior to such annual meeting, or

•	the 10th day following the day on which public announcement of the date of such meeting is first made.

To be in proper written form, a stockholder’s notice and/or proposals must include the specified information concerning the proposal or nominee as described in NantKwest’s amended and restated bylaws. NantKwest reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements. Notices and/or proposals should be addressed to:

NantKwest, Inc.

Attention: Corporate Secretary

3530 John Hopkins Court

San Diego, California 92121

(858) 633-0300

LEGAL MATTERS

The legality of the shares of NantKwest common stock issuable in the merger will be passed upon for NantKwest by Goodwin Procter LLP. Certain U.S. federal income tax consequences relating to the merger will be passed upon for ImmunityBio by Fried, Frank, Harris, Shriver & Jacobson LLP.

EXPERTS

NantKwest, Inc.

The consolidated financial statements of NantKwest, Inc. appearing in NantKwest, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2019, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in its report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ImmunityBio, Inc.

The consolidated financial statements of ImmunityBio, Inc. at December 31, 2018 and 2019, and for each of the two years in the period ended December 31, 2019, included in this joint proxy and consent solicitation statement/prospectus have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in its report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

OTHER MATTERS

As of the date of this joint proxy and consent solicitation statement/prospectus, the NantKwest board does not know of any matters that will be presented for consideration at the NantKwest special meeting other than as described in this joint proxy and consent solicitation statement/prospectus. If any other matters properly come before the NantKwest special meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

WHERE YOU CAN FIND MORE INFORMATION

NantKwest files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including NantKwest, who file electronically with the SEC. The address of that site is www.sec.gov. Investors may also consult NantKwest’s website for more information about NantKwest at www.nantkwest.com. Information included on these websites is not incorporated by reference into this joint proxy and consent solicitation statement/prospectus.

NantKwest has filed with the SEC a registration statement on Form S-4, of which this joint proxy and consent solicitation statement/prospectus forms a part. The registration statement registers the issuance of shares of NantKwest common stock in the merger. The registration statement, including the attached exhibits, contains additional relevant information about NantKwest and NantKwest common stock. The rules and regulations of the SEC allow NantKwest to omit certain information included in the registration statement from this joint proxy and consent solicitation statement/prospectus.

In addition, the SEC allows NantKwest to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy and consent solicitation statement/prospectus, except for any information that is superseded by information included directly in this joint proxy and consent solicitation statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement and consent solicitation /prospectus as described below. This joint proxy and consent solicitation statement/prospectus also contains summaries of certain provisions contained in some of the NantKwest or ImmunityBio documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Some documents or information, such as that called for by Item 2.02 and 7.01 of the Current Report on Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this joint proxy and consent solicitation statement/prospectus.

This joint proxy and consent solicitation statement/prospectus incorporates by reference the documents listed below that NantKwest has previously filed with the SEC. These documents contain important information about the companies, their respective financial condition and other matters.

NantKwest SEC Filings (SEC File No. 001-37507; CIK No. 0001326110)	Period and/or Date Filed
Annual Report on Form 10-K	Fiscal Year ended December 31, 2019 (filed with the SEC on March 25, 2020)

Quarterly Reports on Form 10-Q	Fiscal Quarters ended September 30, 2020 (filed with the SEC on November 9, 2020), June 30, 2020 (filed with the SEC on August 7, 2020) and March 31, 2020 (filed on May 11, 2020)

Current Reports on Form 8-K	Filed on May 27, 2020, June 12, 2020, June 19, 2020, June 24, 2020, June 25, 2020, August 24, 2020, October 26, 2020, December 21, 2020, December 22, 2020 and January 13, 2021 (other than the portions of those documents furnishing information pursuant to Item 2.02 or Item 7.01 or otherwise not deemed to be filed)

Definitive Proxy Statement on Schedule 14A for NantKwest’s 2020 annual meeting of stockholders	Filed with the SEC on April 24, 2020

The description of NantKwest securities filed as an exhibit to Form 10-K for the fiscal year ended December 31, 2019	Filed in Exhibit 4.8 to the NantKwest Form 10-K (filed with the SEC on March 25, 2020)

In addition, NantKwest incorporates by reference any future documents it may file with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act (i) after the date of the initial filing and prior to the effectiveness of the registration statement on Form S-4 of which this joint proxy and consent solicitation statement/prospectus forms a part and (ii) after the date of this joint proxy and consent solicitation statement/prospectus and prior to the date of the NantKwest special meeting and the ImmunityBio consent deadline (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this joint proxy and consent solicitation statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, on NantKwest’s website, www.nantkwest.com, under the investors tab, or NantKwest, will provide you with copies of these documents, without charge, upon written request to NantKwest, Inc., 3530 John Hopkins Court, San Diego, California 92121, Attention: Corporate Secretary.

In the event of conflicting information in this joint proxy and consent solicitation statement/prospectus in comparison to any document incorporated by reference into this joint proxy statement and consent solicitation/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained or incorporated by reference into this joint proxy and consent solicitation statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy and consent solicitation statement/prospectus. This joint proxy and consent solicitation statement/prospectus is dated [                ], 2021. You should not assume that the information contained in this joint proxy and consent solicitation statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this joint proxy and consent solicitation statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this joint proxy and consent solicitation statement/prospectus to NantKwest stockholders or ImmunityBio stockholders nor the issuance by NantKwest of NantKwest common stock in connection with the merger will create any implication to the contrary.

This joint proxy and consent solicitation statement/prospectus contains a description of the representations and warranties that each of NantKwest and ImmunityBio made to the other in the merger agreement. Representations and warranties made by NantKwest, ImmunityBio and other applicable parties are also set forth in contracts and other documents that are attached or filed as exhibits to this joint proxy and consent solicitation statement/prospectus or are incorporated by reference into this joint proxy and consent solicitation statement/prospectus. These materials are included or incorporated by reference to provide you with information regarding the terms and conditions of the agreements. Accordingly, the representations and warranties and other provisions of the merger agreement and the contracts and other documents that are attached to or filed as exhibits to this joint proxy and consent solicitation statement/prospectus or are incorporated by reference into this joint proxy and consent solicitation statement/prospectus should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this joint proxy and consent solicitation statement/prospectus or incorporated by reference into this joint proxy and consent solicitation statement/prospectus.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of ImmunityBio, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ImmunityBio, Inc. and Subsidiaries (the Company) as of December 31, 2018 and 2019, the related consolidated statements of operations and comprehensive loss, stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2018.

Los Angeles, California

August 4, 2020

ImmunityBio, Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except for share amounts)

	December 31,
	2018	2019
Assets
Current assets
Cash and cash equivalents	$78,279	$60,293
Marketable securities	3,875	4,055
Prepaid expenses and other current assets (including related parties)	7,036	10,411
Related party receivable	2	1,918

Total current assets	89,192	76,677
Property and equipment, net	29,627	27,776
Intangible assets, net	12,085	12,074
Convertible note receivable	5,629	5,879
Other assets (including related parties)	1,187	1,132

Total assets	$137,720	$123,538

Liabilities and Stockholders’ Deficit
Current liabilities
Accounts payable	$5,455	$7,051
Accrued expenses and other current liabilities	35,420	18,555
Related party notes payable	141,362	—
Related party payable	10,280	10,909

Total current liabilities	192,517	36,515
Related party notes payable, non-current	—	181,621
Deferred income tax liability	3,116	3,108
Contingent consideration	1,004	939
Other non-current liabilities	4,001	4,236

Total liabilities	200,638	226,419

Commitments and Contingencies (Note 10)
Stockholders’ deficit
Common stock, $0.001 par value; 1,000,000,000 shares authorized at December 31, 2018 and 2019; 329,169,988 shares and 333,964,092 shares issued and outstanding at December 31, 2018 and 2019, respectively; excluding treasury stock, 200,000 shares outstanding at December 31, 2018 and 2019, respectively.	59	63
Additional paid-in-capital	585,482	623,001
Accumulated deficit	(632,053)	(729,617)
Accumulated other comprehensive (loss) income	(4,088)	18

Total ImmunityBio stockholders’ deficit	(50,600)	(106,535)
Non-controlling interests	(12,318)	3,654

Total stockholders’ deficit	(62,918)	(102,881)

Total liabilities and stockholders’ deficit	$137,720	$123,538

The accompanying notes are an integral part of these consolidated financial statements.

ImmunityBio, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except per share amounts)

	Year Ended December 31,
	2018	2019
Revenue (including $640 and $1,352 with a related party for the year ended December 31, 2018 and 2019, respectively)	$3,157	$2,994
Operating expenses:
Research and development	48,138	62,253
General and administrative	28,394	27,505
Change in loss contingency	4,264	886

Total operating expenses	80,796	90,644

Loss from operations	(77,639)	(87,650)
Other income (expense):
Interest expense, net	(5,362)	(5,143)
Change in fair value of warrant	(103)	—
Other income (expense), net	(2,143)	(1,019)

Loss before income taxes and non-controlling interest	(85,247)	(93,812)
Income tax (expense) benefit	(924)	8

Net loss	(86,171)	(93,804)
Net loss attributable to non-controlling interests, net of tax	(2,201)	(2,381)

Net loss attributable to ImmunityBio’s common stockholders	$(83,970)	$(91,423)

Net loss per ImmunityBio common share- basic and diluted	$(0.26)	$(0.28)

Weighted-average number of common shares used in computing net loss per share-basic and diluted	323,144	332,252

Other comprehensive loss:
Other comprehensive loss, net of tax	(4,005)	(35)

Comprehensive loss	(90,176)	(93,839)
Comprehensive loss attributable to non-controlling interests	(2,201)	(2,381)

Comprehensive loss attributable to ImmunityBio common stockholders	$(87,975)	$(91,458)

The accompanying notes are an integral part of these consolidated financial statements.

ImmunityBio, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Deficit

(In thousands)

			Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)		Total ImmunityBio Stockholders’ deficit	Non- controlling Interests	Total
	Common Stock				Accumulated Deficit
	Shares	Amount
Balance at December 31, 2017	315,746	$45	$447,046	$(83)	$(548,083)	$(101,075)	$(6,276)	$(107,351)
Issuance of common stock for equity investment	2,500	3	29,997	—	—	30,000	—	30,000
Issuances of common stock under equity incentive plan	188	—	205	—	—	205	—	205
Issuance of equity for purchase of noncontrolling interest	500	1	3,840	—	—	3,841	(3,841)	—
Stock-based compensation	—	—	2,043	—	—	2,043	—	2,043
Conversion of promissory note into equity	10,236	10	102,351	—	—	102,361	—	102,361
Other comprehensive loss, net of tax	—	—	—	(4,005)	—	(4,005)	—	(4,005)
Net loss	—	—	—	—	(83,970)	(83,970)	(2,201)	(86,171)

Balance at December 31, 2018	329,170	$59	$585,482	$(4,088)	$(632,053)	$(50,600)	$(12,318)	$(62,918)
Issuance of common stock for equity investment	2,500	2	29,998	—	—	30,000	—	30,000
Issuances of common stock under equity incentive plan	11	—	16	—	—	16	—	16
Stock-based compensation	—	—	794	—	—	794	—	794
Warrant exercise	2,533	2	6,711	—	—	6,713	—	6,713
Deconsolidation of Precision Biologics	—	—	—	—	—	—	18,353	18,353
Stock repurchase and cancellation	(250)	—	—	—	(2,000)	(2,000)	—	(2,000)
Adjustment to beginning accumulated deficit from adoption of ASU2016-01	—	—	—	4,141	(4,141)	—	—	—
Other comprehensive loss, net of tax	—	—	—	(35)	—	(35)	—	(35)
Net loss	—	—	—	—	(91,423)	(91,423)	(2,381)	(93,804)

Balance at December 31, 2019	333,964	$63	$623,001	$18	$(729,617)	$(106,535)	$3,654	$(102,881)

The accompanying notes are an integral part of these consolidated financial statements.

ImmunityBio, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2018	2019
Cash flows from operating activities:
Net loss	$(86,171)	$(93,804)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,312	5,031
Loss on disposal of assets	1,946	725
Stock-based compensation	2,043	794
Unrealized loss on marketable securities	—	319
Change in fair value of contingent consideration	454	(65)
Changes in accrued interest, including related parties	6,971	(949)
Change in loss contingency	4,264	886
Other	641	(1)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(4,294)	(3,320)
Accounts payable	(57)	1,533
Accrued expenses and other current liabilities	2,181	2,812
Deferred income tax liability	(12)	(8)

Net cash used in operating activities	(66,722)	(86,047)

Cash flows from investing activities:
Purchases of property and equipment	(9,346)	(3,316)
Payment to Precision to facilitate deconsolidation	—	(2,500)
Purchase of marketable securities	(9,794)	(571)
Proceeds from sales of marketable securities	44,820	72

Net cash provided by (used in) investing activities	25,680	(6,315)

Cash flows from financing activities:
Proceeds from issuance of related party promissory notes	35,762	47,670
Proceeds from (repayment of) related party payables	8,976	(1,287)
Proceeds from issuance of common stock	30,050	30,000
Proceeds from exercise of stock options	205	16
Repurchase of common stock	(302)	(2,000)

Net cash provided by financing activities	74,691	74,399

Effect of currency exchange rate changes on cash	(30)	(23)
Net increase (decrease) in cash and cash equivalents	33,619	(17,986)
Cash and cash equivalents, beginning of period	44,660	78,279

Cash and cash equivalents, end of period	$78,279	$60,293

Significant non-cash investing and financing activities
Issuance of equity for warrant exercises via reduction of related party promissory notes	$—	$6,713

Conversion of related party promissory note and accrued interest into equity	$102,361	$—

Issuance of equity for purchase of noncontrolling interest	$3,841	$—

The accompanying notes are an integral part of these consolidated financial statements.

ImmunityBio, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	Business

Organization

ImmunityBio, Inc. (fka NantCell, Inc.) (including its subsidiaries, referred to as “ImmunityBio” or the “Company”) was originally formed as a Delaware limited liability company on November 18, 2014, under the name NantBioCell, LLC. On January 9, 2015, the name of the limited liability company was changed to NantCell, LLC. On April 10, 2015, it was converted to a Delaware corporation under the name NantCell, Inc. On May 31, 2019, its name was changed to ImmunityBio, Inc. The Company is majority owned by an entity controlled by Dr. Soon-Shiong, chairman and chief executive officer of the Company. The Company is headquartered in Culver City, California.

ImmunityBio is an immunotherapy company with a broad portfolio of biological molecules at various stages of clinical development. The Company’s goal is to employ this portfolio to activate endogenous natural killer and CD8+ T cells for the treatment and prevention of cancer and infectious diseases. Specifically, ImmunityBio’s goal is to develop a memory T cell cancer vaccine to combat multiple tumor types, without the use of high-dose chemotherapy. In the field of infectious disease, ImmunityBio’s goal is to develop therapies, including vaccines, for the prevention and treatment of human immunodeficiency virus, or HIV, influenza, and the novel coronavirus SARS-CoV-2.

ImmunityBio’s first-in-human platform of technologies has enabled it to achieve one of the most comprehensive, late-stage clinical pipelines, activating both the innate (natural killer cell) and adaptive immune systems. The product pipeline includes an antibody cytokine fusion protein (an IL-15 superagonist (N-803) known as Anktiva), an albumin-associated anthracycline synthetic immunomodulator (aldoxorubicin), second-generation adenovirus (hAd5) and yeast vaccine technology (targeting tumor-associated antigens and neoepitopes), checkpoint inhibitors, macrophage polarizing peptides, bi-specific fusion proteins targeting TGF-ß and IL-12.

In December 2019, the U.S. Food and Drug Administration, or FDA, granted Breakthrough Therapy designation to Anktiva for bacillus Calmette-Guérin, or BCG, unresponsive carcinoma in situ non-muscle invasive bladder cancer. Other indications currently at registration-stage studies include BCG unresponsive papillary bladder cancer, first- and second-line lung cancer, and metastatic pancreatic cancer.

Liquidity and Capital Resources

The Company has experienced net losses since its inception and had an accumulated deficit of $729.6 million as of December 31, 2019. The Company expects to continue to incur losses and have negative net cash flows from operating activities, as a result of substantial resources required for expanding its portfolio and engaging in further research and development of immunotherapy products, particularly for conducting preclinical studies and clinical trials and the lack of sources of revenues until such time as the Company’s product candidates are commercialized. These conditions could raise substantial doubt about the entity’s ability to continue as a going concern for a reasonable period of time.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. This contemplates the realization of assets and the satisfaction of liabilities in the normal course of business, and does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from the outcome of this uncertainty. The Company believes its existing cash, cash equivalents and ability to borrow from affiliated entities will be sufficient to fund operations through at least 12 months following the issuance date of the consolidated financial statements based upon the intent and ability of the Company’s chairman and chief executive officer to support the Company’s operations with additional funds as required. The Company expects to fund operating activities through a combination of equity, equity-linked and debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements, however, the Company may not be able to secure such financing in a timely manner or on favorable terms. Without additional funds, the Company may choose to delay, reduce, or eliminate its product development or future commercialization efforts. Further, because of the risk and uncertainties associated with the commercialization of the Company’s existing product candidates, the Company may need additional funds to meet its needs sooner than planned. To date, the Company’s primary sources of capital have been private placements and debt financing agreements including related party promissory notes with NantCapital, LLC, or NantCapital, California Capital Equity, LLC, or CalCap, NantCancerStemCell, LLC, or NCSC, NantMobile, LLC, or NantMobile, and NantWorks, LLC, or NantWorks, which are primarily funded and led by the Company’s chairman and chief executive officer. See Note 15 for more information regarding related party transactions.

2.	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, and are prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. All intercompany amounts have been eliminated. Certain items in the prior year’s consolidated financial statements have been reclassified to conform to the current presentation. These reclassifications had no effect on the reported results of operations.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets, liabilities, revenues and expenses and related disclosures. On an ongoing basis, the Company evaluates its significant accounting policies and estimates. The Company bases its estimates on historical experience and on various other market-specific and relevant assumptions that it believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all unrestricted, liquid investments with an initial maturity of three months or less to be cash equivalents. These amounts are stated at cost, which approximates fair value. While the Company maintains cash deposits in FDIC insured financial institutions in excess of federally insured limits, the Company believes that such funds are subject to minimal credit risk due to the financial position of the depository institutions in which those deposits are held. The Company has not experienced any losses on deposits of cash and cash equivalents to date.

Marketable Securities

The Company classifies all marketable debt securities as available-for-sale at the time of purchase and reevaluates such designation at each balance sheet date. The entire marketable securities portfolio is considered available for use in current operations and, accordingly, all such investments are considered current assets although the stated maturity of individual investments may be more than one year beyond the balance sheet date. All marketable debt securities are reported at fair value and unrealized gains and losses are reported as a component of “accumulated other comprehensive income (loss), net of tax”, on the consolidated statement of stockholders’ deficit, with the exception of unrealized losses believed to be other-than-temporary, which are recorded within “Other income (expense), net” in the current period. Investments in mutual funds and equity securities, other than equity method investments, are recorded at fair market value, if fair value is readily determinable and, beginning January 1, 2019, any unrealized gains and losses are included in “Other income (expense), net” on the consolidated statements of operations and comprehensive loss. Realized gains and losses from sale of the securities and the amounts are determined on a specific identification basis and are included in “Other income (expense), net.”

The Company regularly reviews all investments for other-than-temporary declines in fair value. If any adjustment to fair value reflects a decline in value of the investment, the Company considers all available evidence to evaluate the extent to which the decline is “other-than-temporary” and, if so, marks the investment to market through a charge to Other income (expense), net.

Property and Equipment, Net

Property and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Property and equipment assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. All repairs and maintenance are charged to net loss during the financial period in which they are incurred. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

Building	39 years
Furniture & fixtures	5 years
Laboratory equipment	5 to 7 years
Computer equipment and Software	3 years
Leasehold improvements, built-to-suit	The lesser of the lease term or the life of the asset

Business Combinations

Business combinations are accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification, or ASC 805, Business Combinations. These standards require that the total cost of an acquisition be allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values at the date of acquisition, with the excess purchase price recorded as goodwill. The allocation of the purchase price is dependent upon certain valuations and other studies. Acquisition costs are expensed as incurred.

Contingent consideration obligations incurred in connection with a business combination are recorded at their fair values on the acquisition date and re-measured at their fair values each subsequent reporting period until the related contingencies are resolved. The resulting changes in fair values are recorded as “research and development” expense on the consolidated statements of operations and comprehensive loss. Changes in fair values reflect changes to the Company’s assumptions regarding probabilities of successful achievement of related milestones, the timing in which the milestones are expected to be achieved, and the discount rate used to estimate the fair value of the obligation.

Goodwill and Intangible Assets

Goodwill represents the excess of the consideration transferred over the estimated fair value of assets acquired and liabilities assumed in a business combination. Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value on the acquisition date. The in-process research and development, or IPR&D, assets are required to be classified as indefinite-lived assets and are not amortized until they become definite lived assets, upon the successful completion of the associated research and development effort. At that time, the Company will evaluate whether recorded amounts are impaired and make any necessary adjustments, and then determine the useful life of the asset and begin amortization. If the associated research and development effort is abandoned, the related IPR&D assets will be written-off and an impairment charge recorded. Intangible assets are tested for impairment at least annually or more frequently if indicators of potential impairment exist.

Acquired definite life intangible assets are amortized using the straight-line method over their respective estimated useful lives. The Company evaluates the potential impairment of intangible assets if events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Impairment is based on the excess of the carrying amount over the fair value of those assets.

Variable Interest Entities

The Company applies the variable interest model under ASC 810, Consolidation, to any entity in which the Company holds an equity investment or to which the Company has the power to direct the entity’s most significant economic activities and the ability to participate in the entity’s economics. If the entity is within the scope of the variable interest model and meets the definition of a variable interest entity, or VIE, the Company considers whether it must consolidate the VIE or provide additional disclosures regarding the Company’s involvement with the VIE. If the Company determines that it is the primary beneficiary of the VIE, the Company will consolidate the VIE. This analysis is performed at the initial investment in the entity or upon any reconsideration event.

Fair Value of Financial Instruments

The Company determines the fair value of financial and non-financial assets and liabilities using the fair value hierarchy, which establishes three levels of inputs that may be used to measure fair value, as follows:

Level 1: Inputs based on unadjusted quoted market prices for identical assets or liabilities in active markets at the measurement date.

Level 2: Observable inputs other than quoted prices in active markets that are observable either directly or indirectly in the marketplace for identical or similar assets and liabilities.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Certain financial instruments reflected in the consolidated balance sheets, including cash and cash equivalents, prepaid expenses, other current assets, accounts payable, accrued expenses and certain other current liabilities, are recorded at cost, which approximates fair value due to their short-term nature. The fair values of the Company’s marketable securities are determined based on quoted prices. The fair values of financial instruments other than marketable securities and cash and cash equivalents disclosed in Note 4 are determined through a combination of management estimates and third party valuations. No transfers between levels have occurred during the periods presented.

Preclinical and Clinical Trial Accruals

As part of the process of preparing the consolidated financial statements, the Company is required to estimate expenses resulting from obligations under contracts with vendors, clinical research organizations and consultants. The financial terms of these contracts vary and may result in payment flows that do not match the periods over which materials or services are provided under such contracts.

The Company estimates clinical trial and research agreement related expenses based on the services performed, pursuant to contracts with research institutions and clinical research organizations and other vendors that conduct clinical trials and research on the Company’s behalf. In accruing clinical and research related fees, the Company estimates the period over which services will be performed and activity expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company will adjust the accrual accordingly. Payments made to third parties under these arrangements in advance of the receipt of the related services are recorded as prepaid expenses and other current assets until the services are rendered.

Income Taxes

Income taxes are recorded in accordance with ASC 740, Income Taxes, which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records valuation allowances to reduce deferred tax assets to the amount the Company believes is more likely than not to be realized.

The Company recognizes uncertain tax positions when the positions will be more likely than not upheld on examination by the taxing authorities based solely upon the technical merits of the positions. The Company recognizes interest and penalties, if any, related to unrecognized income tax uncertainties in income tax expense. The Company did not have unrecognized tax benefits, and there is no accrued interest or penalties associated with uncertain tax positions as of December 31, 2018 and 2019.

Revenue Recognition and Deferred Revenue

The Company has primarily generated revenues from grant programs. Additionally, the Company has generated revenues from product sales of its proprietary GMP-in-a-Box bioreactors and related consumables associated with such equipment.

Under the Company’s license agreements with customers, the Company typically promises to provide a license to use or perform research and development activities. The terms of such license agreements usually include the license of functional intellectual property, given the functionality of the intellectual property is not expected to change substantially as a result of the licensor’s ongoing activities. The Company does not have any material license arrangements that contain multiple deliverables. The Company is compensated under license arrangements through nonrefundable up-front payments, event-based milestone payments, and future royalties on net product sales. Nonrefundable license fees are recognized as revenue at a point in time when the licensed intellectual property is made available for the customer’s use and benefit, which is generally at the inception of the arrangement.

Milestone fees, which are a type of variable consideration, are recognized as revenue to the extent that it is probable that a significant reversal will not occur. Given the uncertainty surrounding event based milestones payments and that no such milestones have been achieved to date, the Company currently estimates variable consideration related to milestone payments to approximate $0, and no revenues to date have been recognized for milestone payments. The Company will recognize revenues from sales-based royalty payments when or as the sales occur. On a quarterly basis, the Company will re-evaluate its estimate of milestone variable consideration to determine whether any amount should be included in the transaction price and recorded in revenues prospectively.

The Company also has sold its proprietary GMP-in-a-Box bioreactors and related consumables to affiliated companies. The arrangements typically include delivery of bioreactors, consumables, and providing installation service and perpetual software licenses for using the equipment. The Company recognizes revenue when customers obtain control and can benefit from the promised goods or services, generally upon installation of the bioreactors, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. Upfront payments and fees are recorded as deferred revenue upon receipt and recognized as revenue when the Company satisfies its performance obligations under these arrangements.

Grant revenue is typically payment for reimbursable costs incurred over the duration of the associated research project or clinical trial and is recognized when expenses reimbursable under the grants have been incurred and payments under the grants become contractually due.

Research and Development Expenses

Major components of research and development costs include cash compensation, stock-based compensation, depreciation and amortization expense on lab equipment, software, and other property and equipment and intangible assets, costs of internal and external preclinical studies, and clinical trial costs, including contract research organizations, or CROs and related clinical manufacturing, including contract manufacturing organizations, or CMOs, costs of materials and supplies, facilities cost, overhead costs, regulatory and compliance costs, and fees paid to consultants and other entities that conduct certain research and development activities on the Company’s behalf. These costs are expensed as incurred. The Company records the estimated expenses of research and development activities conducted by third-party service providers based upon the estimated amount of services provided within research and development expense. The Company adjusts the accruals in the period when actual costs become known.

General and Administrative Expenses

General and administrative expenses are related to finance, human resources, legal and other administrative activities. These expenses consist primarily of personnel costs, outside services, legal expenses, management fees and other general and administrative costs.

Patents

The Company expenses patent costs, including related legal costs, as incurred, and records such costs within “general and administrative” expenses on the consolidated statements of operations and comprehensive loss.

Other Income (Expense)

Other income (expense), net consists of interest income, interest expense, non-cash costs related to fair value adjustments to derivative warrant assets, unrealized gains and losses on equity securities, gains and losses on the disposal of the property and equipment, realized gains or losses on both debt and equity securities, and gains and losses on foreign currency transactions.

Loss contingencies

The Company is involved in various legal proceedings in the normal course of business. A loss contingency is recorded if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. The Company evaluates, among other factors, the probability of an unfavorable outcome and its ability to make a reasonable estimate and the amount of the ultimate loss. Loss contingencies that are determined to be reasonably possible, but not probable, are disclosed but not recorded. Legal fees incurred as a result of the legal procedures are expensed as incurred.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards in accordance with ASC 718, Compensation—Stock Compensation. ASC 718 requires all stock-based payments to employees and members of its board of directors, including grants of stock options and restricted stock awards, to be recognized in the consolidated statements of operations and comprehensive loss based on their fair value. The Company estimates the fair value of each stock option on the date of grant using the Black-Scholes options-pricing model. For awards subject to service-based vesting conditions, stock-based compensation expense is recognized over the service period using the straight-line method. Forfeitures are recognized as they occur.

The Company expenses restricted stock awards to employees based on the fair value of the award on a straight-line basis over the associated service period of the award.

The Company also accounts for equity instruments issued to non-employees using a fair value approach under ASC Subtopic 505-50, Equity-Based Payments to Non-Employees. The Company values equity instruments and stock options granted using the Black-Scholes option-pricing model. The value of non-employee stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest and is recognized as an expense over the term of the related financing or the period over which services are received.

Basic and Diluted Net Loss per Common Share

Basic and diluted net loss per share, or EPS, is computed by dividing the net loss attributable to ImmunityBio common stockholders by the weighted-average number of common shares outstanding during the applicable period. Diluted EPS is computed by dividing the net loss attributable to ImmunityBio common stockholders by the weighted-average number of common shares, including the dilutive effect from outstanding stock options, restricted stock, liability warrants and other contingently issuable shares. The potential dilutive effect from contingent shares have been excluded from the diluted loss per share calculation when the effect of including such shares is anti-dilutive.

The following table details those securities, which have been excluded from the computation of potentially dilutive securities (in thousands):

	Year ended December 31,
	2018	2019
Warrants to purchase common stock	4,533	2,000
Options to purchase common stock	2,283	1,941

Total	6,816	3,941

Non-controlling Interests

Non-controlling interests are recorded for the entities that the Company consolidates but are not wholly owned by the Company. Non-controlling interests are classified as a separate component of equity on the consolidated balance sheets and consolidated statements of stockholders’ deficit. Additionally, net loss attributable to non-controlling interests is reflected separately from consolidated net loss on the consolidated statements of operations and comprehensive loss and the consolidated statements of stockholders’ deficit. The Company records the non-controlling interests’ share of loss based on the percentage of ownership interest retained by the respective non-controlling interest holders. Non-controlling interests recorded in the consolidated financial statements result from ImmunityBio’s share of GlobeImmune, Inc., or GlobeImmune, of which the Company controls 69.1%, and Immunotherapy NANTibody, LLC, or NANTibody, of which the Company controls 60% at December 31, 2018 and 2019. Non-controlling interest stockholders are common stockholders.

The Company also supports GlobeImmune through a promissory note agreement, in which the Company provides advances to GlobeImmune from time to time up to $6.0 million with a per annum interest rate of five percent (5%). GlobeImmune was determined to be a VIE as it does not have sufficient equity investment at risk to finance its operations without additional subordinated financial support and the Company is deemed the primary beneficiary of GlobeImmune and, accordingly, consolidates GlobeImmune into the consolidated financial statements under the VIE model. As of December 31, 2019, the Company had advanced $1.2 million to GlobeImmune to support its operations.

GlobeImmune recognized $0.5 million and $0.2 million of revenues for the years ended December 31, 2018 and 2019 respectively, and $7.2 million and $7.7 million of related operating expenses for the years ended December 31, 2018 and 2019 respectively. Consolidated balance sheets include approximately $2.8 million and $2.3 million of total assets and $1.8 million and $1.5 million of total liabilities as of December 31, 2018 and 2019 related to the GlobeImmune, respectively.

In addition, the Company held a 68.5% ownership of Precision Biologics, Inc., or Precision Biologics, arising from its preferred stock investment, and had consolidated Precision Biologics within the December 31, 2018 consolidated financial statements. The Company ended its investment in Precision Biologics pursuant to a final settlement agreement approved by the Court in June 2019, and accordingly, the Company deconsolidated the related assets, liabilities and noncontrolling interests of Precision Biologics. The disposition of investment resulted in the Company adjusting $18.4 million of non-controlling interests during 2019. See Note 10 for additional information.

Foreign Currencies

The Company has operations and holds assets in Italy as result of a business combination. The functional currency of this subsidiary is the euro, based on the nature of the transactions occurring within this entity, and accordingly, assets and liabilities of this subsidiary are translated to U.S. dollars at exchange rates prevailing as of the balance sheet dates, while the operating results are translated into U.S. dollars using the average exchange rates for the period correlating with those operating results. Adjustments resulting from translating the financial statements of the foreign subsidiary into the U.S. dollar are recorded as a component of other comprehensive income (loss). Transaction gains and losses are recorded in “Other income (expense), net” on the consolidated statements of operations and comprehensive loss.

Segment and Geographic Information

Operating segments are defined as components of an enterprise for which discrete financial information is available and regularly reviewed by the chief operating decision maker, or CODM, in deciding how to allocate resources and in assessing performance. The Company’s CODM is its chief executive officer. The Company’s CODM views its operations and manages its business in one operating segment and reportable segment.

The Company generates a portion of its revenues from outside of the United States. Information about the Company’s revenues from the different geographic regions for the years ended December 31, 2018 and 2019 is as follows (in thousands):

	December 31,
	2018	2019
United States	$2,414	$2,789
Europe	743	205

Total revenues	$3,157	$2,994

Recent Accounting Pronouncements

Emerging Growth Company Status

The Company is an emerging growth company, or EGC, as defined in the Jumpstart Our Business Startups Act, or JOBS Act. The JOBS Act permits companies with EGC status to take advantage of an extended transition period to comply with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. The Company has elected to use this extended transition period to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (1) is no longer an EGC or (2) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, the Company’s consolidated financial statements may not be comparable to companies that comply with the new or revised accounting standards as of public company effective dates.

Application of New or Revised Accounting Standards—Adopted

In May 2014, the Financial Accounting Standards Board, or FASB, issued guidance codified in Accounting Standards Codification, or ASC, 606, Accounting Standards Update, or ASU, 2014-09, Revenue Recognition—Revenue from Contracts with Customers (Topic 606), or Topic 606, which superseded the revenue recognition requirements in ASC Topic 605, Revenue Recognition. In 2015 and 2016, the FASB issued additional ASUs related to Topic 606 that delayed the effective date of the guidance and clarified various aspects of the new revenue guidance. This guidance requires that entities recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard became effective on January 1, 2018 for public companies and on January 1, 2019 for private companies. Topic 606 allows for either a full retrospective adoption, in which the standard is applied to all periods presented in an entity’s financial statements, or a modified retrospective approach, in which the standard is applied to the most current period presented in an entity’s financial statements with the cumulative effect of adoption recognized as an adjustment to the opening balance of accumulated deficit in the period of adoption. The Company adopted this new standard on January 1, 2019 using the modified retrospective approach, which has been applied consistently to all contracts that are uncompleted on the date of application.

The Company performed a comprehensive review of its existing revenue arrangements as of January 1, 2019 pursuant to the guidance under Topic 606. Based on the Company’s analysis, there were no changes identified that impacted the amount or timing of revenues recognized under the new guidance as compared to the previous guidance. Accordingly, no adjustment was recorded to the opening balance of accumulated deficit in the current period consolidated balance sheets as the result of the adoption.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10), or ASU 2016-01, which updates certain aspects of recognition, measurement, presentation and disclosure of financial instruments. Subsequently, in February 2018, the FASB issued ASU No. 2018-03, Technical Corrections and Improvements to Financial Instruments—Overall (Topic 825-10), or ASU 2018-03, which clarifies certain aspects of ASU 2016-01, and includes provisions to accounting for equity investments, financial liabilities under the fair value option and presentation and disclosure requirements for financial instruments. The amended guidance requires equity securities, except for those accounted for under the equity method of accounting, with determinable fair values to be measured at fair value with changes in fair value recognized in net income (loss). The Company adopted these new standards on January 1, 2019. As a result of adopting ASU 2016-01 and ASU 2018-03, the Company reclassified $4.1 million from accumulated other comprehensive loss to accumulated deficit as of January 1, 2019.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Payments. This guidance provides classification guidance for eight types of cash receipts and payments shown in the consolidated statement of cash flows, including proceeds from the settlement of insurance claims. The Company adopted these new standards on January 1, 2019, which did not have a material impact on the Company’s consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Intra-Entity Transfers of Assets Other Than Inventory (Topic 740), which removes the previous exception in GAAP prohibiting an entity from recognizing current and deferred income tax expenses or benefits related to the transfer of assets, other than inventory, within the consolidated entity. The exception to defer the recognition of any tax impact on the transfer of inventory within the consolidated entity until it is sold to a third party remains unaffected. The Company adopted this new standard on January 1, 2019, which did not have a material impact on the Company’s consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, Earnings per Share (Topic 260): Distinguishing Liabilities from Equity (Topic 480): Derivatives and Hedging (Topic 815), or ASU 2017-11. Among others, Part I of ASU 2017-11 simplifies the accounting for certain financial instruments with down round features, a provision in an equity-linked financial instrument (or embedded feature) that provides a downward adjustment of the current exercise price based on the price of future equity offerings. Until the issuance of ASU 2017-11, financial instruments with down round features required fair value measurement and subsequent changes in fair value were recognized in earnings. As a result of ASU 2017-11, financial instruments with down round features are no longer treated as a derivative liability measured at fair value. Instead, when the down round feature is triggered, the effect is treated as a dividend and as a reduction of income available to common shareholders in basic earnings per share. The new standard will be effective beginning after December 15, 2019, including interim periods within those annual reporting periods, and early adoption is permitted. The adoption did not have any material impact on the Company’s financial statement presentation or disclosures.

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This new standard provides financial statement preparers with an option to reclassify stranded tax effects within Accumulated Other Comprehensive Income to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act of 2017, or the Tax Act, is recorded. The Company adopted this new standard on January 1, 2019, which did not have any impact on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, or ASU 2019-12, which eliminates certain exceptions to the guidance in ASC 740 related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities when investment ownership changes. In addition, ASU 2019-12 simplifies the accounting for the interim period effects of changes in tax laws or rates and transactions that result in a step-up in the tax basis of goodwill. The Company adopted this new standard on January 1, 2019, which did not have any impact on its consolidated financial statements.

Application of New or Revised Accounting Standards—Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), or ASU 2016-02, which requires lessees to recognize assets and liabilities for operating leases with lease terms greater than twelve months in the balance sheet. In July 2018, the FASB further amended this standard to allow for a new transition method that offers the option to use the effective date as the date of initial application. The Company plans to adopt this new standard on January 1, 2020, and is currently evaluating the impact of the adoption of ASU 2016-02 in the consolidated financial statements and disclosures. The Company intends to elect this alternative transition method and therefore will not adjust comparative-period financial information. In addition, the Company intends to elect the package of practical expedients permitted under the transition guidance of the new standard to not reassess prior conclusions related to contracts that are or that contain leases, lease classification and initial direct costs. The adoption is expected to result in additional liabilities ranging from $9 million to $10 million with corresponding right-of-use assets of a similar amount to be reported on the consolidated balance sheets. The adoption is not expected to have a material impact on the Company’s consolidated statements of operations and comprehensive loss or consolidated statements of cash flows.

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, or ASU 2016-13. ASU 2016-13 requires measurement and recognition of expected credit losses for financial assets. In April 2019, the FASB issued clarification to ASU 2016-13 within ASU 2019-04 “Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments.” The guidance will become effective for fiscal years beginning after December 15, 2022 and must be adopted using a modified retrospective approach, with certain exceptions. Early adoption is permitted. The Company is evaluating the impact, if any, that this pronouncement will have on its consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, or ASU 2018-07. The existing guidance on nonemployee share-based payments is significantly different from current guidance for employee share-based payments. This new guidance expands the scope of the employee share-based payments guidance to include share-based payments issued to nonemployees, including measuring equity awards to nonemployees at grant-date fair value, aligning the accounting for share-based awards with performance conditions, and eliminating the requirement to reassess the classification of nonemployee share-based awards upon vesting. ASU 2018-07 will be effective fiscal years beginning after December 15, 2019, including interim periods within those annual reporting periods, with early adoption permitted. Adoption of ASU 2018-07 is not expected to have a significant impact on the Company’s consolidated financial statements and disclosures.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, or ASU 2018-13. The new standard makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. The new standard will be effective beginning after December 15, 2019, including interim periods within those annual reporting periods, and early adoption is permitted. Adoption of ASU 2018-13 is not expected to have a significant impact on the Company’s consolidated financial statements and disclosures.

In October 2018, the FASB issued ASU No. 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities, or ASU 2018-17. The update is intended to improve general purpose financial reporting by considering indirect interests held through related parties in common control arrangements on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. The amendments in ASU 2018-17 will be effective for fiscal years beginning after December 15, 2020, including interim periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the potential impact that the adoption of ASU 2018-17 may have on the Company’s financial position and results of operations.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606, or ASU 2018-18. The amendments in this update clarifies that certain transactions between collaborative arrangement participants should be accounted for as revenue when the collaborative arrangement participant is a customer in the context of a unit of account and precludes recognizing as revenue consideration received from a collaborative arrangement participant if the participant is not a customer. The new standard will be effective after December 15, 2020, including interim periods within those annual reporting periods, with early adoption is permitted. The Company is currently evaluating the potential impact ASU 2018-18 may have on its financial position and results of operations upon adoption.

3.	Marketable Securities

Available-for-sale investments

The amortized cost, gross unrealized gains, gross unrealized losses and fair values of marketable securities which were considered as available-for-sale, by type of security were as follows (in thousands):

	Maturity (in years)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Types of securities as of December 31, 2018
Mutual funds		$35	$—	$—	$35
Foreign bonds	More than 2 years	168	—	—	168
Equity securities		9,090	534	(2,952)	3,672

Total		$9,293	$534	$(2,952)	$3,875

	Maturity (in years)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Types of securities as of December 31, 2019
Mutual funds		$36	$—	$—	$36
Foreign bonds	More than 2 years	664	—	—	664

Total		$700	$—	$—	$700

Upon adoption of ASU 2016-01, the Company reclassified $4.1 million unrealized losses generated from the equity securities, net of taxes from other comprehensive income to accumulated deficit.

For the years ended December 31, 2018, and 2019, realized gains and losses on available for sale securities were not material. The cost of securities sold is based on the specific-identification method.

As of December 31, 2018, the fair values and gross unrealized losses of available-for-sale investments in an unrealized loss position for more than twelve months were $0.9 million and $5.9 million respectively. As of December 31, 2019, aggregate gross unrealized losses of available-for-sale investments were not material.

The primary objective of the Company’s investment portfolio is to maintain safety of principal, prudent levels of liquidity and acceptable levels of risk.

The Company reviews its available-for-sale investments for other-than-temporary declines in fair value below its cost basis each quarter and whenever events or changes in circumstances indicate that the cost basis of an asset may not be recoverable. The evaluation is based on a number of factors, including the length of time and the extent to which the fair value has been below the Company’s cost basis as well as adverse conditions related specifically to the security, such as any changes to the credit rating of the security and the intent to sell or whether the Company will more likely than not be required to sell the security before recovery of its amortized cost basis. The Company’s assessment of whether a security is other-than-temporary impaired could change in the future based on new developments or changes in assumptions related to that particular security. As of December 31, 2019 and 2018, the Company believes the cost bases for its available-for-sale investments were recoverable in all material respects.

Equity securities

We held investments in equity securities with readily determinable fair values of $3.7 million and $3.4 million as of December 31, 2018 and 2019, respectively, which are included in marketable securities in the consolidated balance sheets. Gains and losses recognized on equity securities with readily determinable fair values, including gains and losses recognized on sales, were not material for the year ended December 31, 2019.

4.	Fair Value Measurements

Financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2018 and 2019 consisted of the following (in thousands):

	Fair Value Measurements at December 31, 2018
	Total	Level 1	Level 2	Level 3
Assets:
Current:
Cash and cash equivalents	$78,278	$78,278	$—	$—
Money market funds (1)	1	1	—	—
Mutual funds	35	35	—	—
Equity securities	3,672	3,672	—	—
Foreign bonds	168	168	—	—

Total assets measured at fair value	$82,154	$82,154	$—	$—

Liabilities:
Contingent consideration obligation (2)	$(1,004)	$—	$—	$(1,004)

	Fair Value Measurements at December 31, 2019
	Total	Level 1	Level 2	Level 3
Assets:
Current:
Cash and cash equivalents	$60,293	$60,293	$—	$—
Mutual funds	36	36	—	—
Equity securities	3,355	3,355	—	—
Foreign bonds	664	664	—	—

Total assets measured at fair value	$64,348	$64,348	$—	$—

Liabilities:
Contingent consideration obligation (2)	$(1,725)	$—	$—	$(1,725)

(1)	This amount is included within “cash and cash equivalents” on the Company’s consolidated balance sheets.
(2)

The contingent consideration obligations related to the acquisitions of VivaBioCell, S.p.A., or VivaBioCell, and Receptome, LLC, or Receptome. The contingent consideration obligations are recorded at their estimated fair values, and are revalued each reporting period until the related contingencies are resolved. The fair value measurements of these obligations are based on significant inputs not observable in the market (a Level 3 measurement within the fair value hierarchy) and are reviewed periodically by management. These inputs include the estimated probabilities and timing of achieving specified development and sales milestones, as well as the discount rate used to determine the present value of these milestones. Contingent considerations may change significantly as development progresses and additional data are obtained. Significant changes that would increase or decrease the probabilities or timing of achieving the development and sales milestones would result in a corresponding increase or decrease in the fair value of the contingent consideration obligations, which would be recognized in the consolidated statements of operations and comprehensive loss. During the year ended December 31, 2019, a contingent milestone had been reached which resulted in a total of $0.8 million contingent consideration being adjusted to fair value and recorded under “Accrued expenses and other current liabilities” in the consolidated balance sheets. See Note 9 for additional information.

Changes in the carrying amount of contingent consideration obligations were as follows (in thousands):

	Year ended December 31,
	2018	2019
Beginning balance	$550	$1,004
Net changes in valuation	454	721

Ending balance	$1,004	$1,725

5.	Prepaid Expenses and Other Current Assets

Prepaid expense and other current assets as of December 31, 2018 and 2019 consisted of the following (in thousands):

	As of December 31,
	2018	2019
Insurance claim receivable	$1,727	$6,350
Prepaid manufacturing services	2,371	1,919
Prepaid R&D	96	536
Prepaid insurance	346	421
Grant receivable	875	402
Prepaid services	225	130
Prepaid maintenance	496	72
Tenant improvement receivable	545	—
Other	355	581

Prepaid expenses and other current assets	$7,036	$10,411

The Company agreed to and then received a total $6.4 million related to insurance reimbursements from a third-party insurance carrier during 2020, for a portion of the legal fees incurred by ImmunityBio prior to the end of 2019 for outstanding legal cases. Since the related legal losses have been recorded in the period they are incurred, this resulted in a receivable offset of $6.4 million for the insurance recovery of those costs, which has been recorded in prepaid expenses and other current assets as of December 31, 2019.

6.	Property and Equipment, Net

Property and equipment as of December 31, 2018 and 2019 consisted of the following (in thousands):

	As of December 31,
	2018	2019
Building	$3,414	$3,414
Furniture & fixture	487	565
Equipment and other	15,309	13,027
Computer equipment and software	925	1,087
Leasehold improvements	13,901	17,908
Construction in progress	1,369	1,333

Subtotal	35,405	37,334
Less: accumulated depreciation	(5,778)	(9,558)

Property and equipment, net	$29,627	$27,776

During the year ended December 31, 2018, the Company disposed of $1.8 million of unamortized leasehold improvements due to an office relocation, resulting in a loss on disposal of $1.8 million, which was included in “Other income (expense), net” on the consolidated statements of operations and comprehensive loss. During the year ended December 31, 2019, as a result of laboratory relocation, assets with a cost of $1.5 million and accumulated depreciation of $0.6 million were disposed of for proceeds of $0.2 million, resulting in a loss on disposal of $0.7 million, which was included in “Other income (expense), net.” Depreciation expense was $4.5 million and $5.0 million for the years ended December 31, 2018 and 2019, respectively.

7.	Intangible Assets, Net

Intangible assets consist of acquired IPR&D not subject to amortization, and other intangible assets subject to amortization. As of December 31, 2019, the Company only had indefinite-lived IPR&D intangible assets of $12.1 million, which were obtained from business acquisitions.

Intangibles assets as of December 31, 2018 consisted of the following (in thousands):

	Gross	Accumulated Amortization	Net
Finite-lived intangible assets:
Assembled workforce (1)	$751	$(751)	$—

Total finite-lived intangible assets	751	(751)	0
Indefinite-lived intangible assets:
In-process research and development	12,085	—	12,085

Total identifiable intangible assets	$12,836	$(751)	$12,085

Intangibles assets as of December 31, 2019 consisted of the following (in thousands):

	Gross	Accumulated Amortization	Net
Indefinite-lived intangible assets:
In-process research and development	$12,074	$—	$12,074

(1)	Balance represents the acquired workforce, which was classified as a definite-lived intangible asset subject to straight-line amortization over the estimated useful life of 12- months.

Amortization expense was $0.8 million and nil for the years ended December 31, 2018 and 2019, respectively.

8.	Convertible Note Receivable

On June 27, 2016, ImmunityBio executed a convertible promissory note with Riptide Bioscience, Inc., or Riptide, and advanced Riptide for a principal amount of $5.0 million with interest on the outstanding principal amount at the rate of five percent per annum. The original term of the promissory note is that the entire unpaid principal amount and all unpaid accrued interest shall become fully due and payable on the earlier of (i) the three (3) year anniversary of the issuance date, and (ii) when the Company accelerates the maturity of the note upon the occurrence of an event of default. In the event of a qualified financing, the outstanding principal amount and unpaid accrued interest automatically converts into the most senior class of preferred stock sold in such qualified financing at a 25% discount to the price per share paid for such preferred stock. In addition, in the event of a change in control, the Company will have the option to be paid in cash or convert, immediately prior to the closing of such transaction, the outstanding indebtedness into Riptide’s most senior class of equity securities at a 25% discount to the price per share paid for such equity securities in such transaction.

Concurrent with the transaction, the Company entered into an exclusive license agreement with Riptide to obtain worldwide exclusive rights, with the right to sublicense, certain know-how related to RP-182, RP-233 and RP-183. The Company is required to pay a single-digit royalty on net sales of licensed products on a country-by-country basis. Pursuant to the license agreement, the Company is also required to make cash milestone payments upon successful completion of certain clinical, regulatory and commercial milestones up to an aggregated amount of $47.0 million for the first three indications of the licensed product with a maximum payment amount of $100.0 million.

On March 25, 2019, the Company and Riptide entered into a first amendment to the convertible promissory note. Under the agreement, the Company extended the maturity of the promissory note to the earlier of, a) the later of, i) the completion of non-clinical IND enabling studies by ImmunityBio, or ii) December 31, 2020; and b) when the Company accelerates the maturity of the note upon the occurrence of an event of default. No other terms and contentions of the promissory note have been modified. Concurrently, the Company also entered into a first amendment to the exclusive license agreement with Riptide and extended the achievement dates for certain clinical trial milestones related to the Riptide licensed products. This option for receiving a 25% discount was determined to have an immaterial value at inception and life to date of the note, as the probability of a future qualifying event is remote. All other terms and conditions of the license agreement continued in full force and effect. The convertible note receivable balance was $5.6 million and $5.9 million, which included the accrued interest of $0.6 million and $0.9 million at December 31, 2018 and 2019, respectively.

9.	Accrued Liabilities and Other Current Liabilities

Accrued liabilities and other current liabilities consisted of the following (in thousands):

	As of December 31,
	2018	2019
Accrued compensation	$1,938	$3,832
Accrued professional and consulting services	2,205	2,968
Accrued clinical	2,275	2,163
Accrued dissenting shares (1)	6,335	6,335
Deferred revenue	1,986	495
Accrued loss contingency (2)	20,168	—
Accrued contingent consideration payable	—	786
Accrued research and development costs	—	392
Deferred rent, current	—	526
Built-to-suit liability, current	—	151
Accrued other	513	907

Total Accrued liabilities and other current liabilities	$35,420	$18,555

(1)	See Note 10 for additional information.
(2)	A liability of $20.2 million for legal loss contingency was estimated in connection with the settlement of Precision Biologics litigation reached in June 2019. See Note 10 for additional information.

10.	Commitments and Contingencies

Funding Commitments

The Company is party to various agreements, principally relating to licensed technology that require future payments relating to milestones that may be met in subsequent periods or royalties on future sales of specific licensed products. The Company may be obligated to make future development, regulatory and commercial milestone payments and royalty payments on future sales of specific products associated with the Company’s collaboration and license agreements. Payments under these agreements generally become due and payable upon achievement of such milestones or sales. When the achievement of these milestones or sales have not occurred, such contingencies are not recorded in the Company’s consolidated financial statements. Refer to Note 11 for further information.

Lease Arrangements:

Build-to-Suit Lease

In February 2017, Altor BioScience Corporation (succeeded by the Company’s wholly owned subsidiary Altor BioScience, LLC), or Altor, through its wholly owned subsidiary, entered into a lease agreement with Duley Road, LLC, a related party, for approximately 12,000 square feet in El Segundo, California, which is to be converted to a laboratory and current Good Manufacturing Practices, or cGMP, manufacturing facility. The lease term is from February 2017 through October 2024. Altor BioScience, LLC has the option to extend the initial term for two consecutive five-year periods through July 2034. The annual rent is $0.5 million with annual increases of 3% beginning from November 2018. The Company acquired Altor in July 2017. For the years ended December 31, 2018 and 2019, the Company recorded $0.1 million and $0.1 million rent expense, respectively, which is reflected in “research and development” expense on the consolidated statements of operations and comprehensive loss.

The Company was responsible for costs to build out the laboratory and manufacturing facility. The total construction costs incurred were approximately $19.3 million for the year ended December 31, 2017, including capitalized interest of $0.7 million, which is reflected in leasehold improvements as part of “property and equipment, net” in the consolidated balance sheets. During the construction period, the Company made certain structural changes to the facility as part of the construction. As a result of these changes, the Company concluded that it is the “deemed owner” of the building for accounting purposes during the construction period. Accordingly, the Company recorded a non-cash build-to-suit lease asset of $3.4 million, representing its estimate of the fair market value of the building, and a corresponding build-to-suit obligation of $3.4 million and vendor paid improvement allowance of $0.5 million were included in “other non-current liabilities” on the consolidated balance sheets. The amortized built-to-suit obligation amounted to $3.9 million and $3.8 million as of December 31, 2018 and 2019, respectively. For the years ended December 31, 2018 and 2019, $0.1 million and $0.3 million of interest expenses was recorded to the “Other income (expense), net”, respectively, on the consolidated statements of operations and comprehensive loss.

Operating Leases

The Company leases office space, laboratory and warehouses under various operating leases, which expire at various dates through September 2026. The Company is recognizing the total cost of its operating leases ratably over the lease period. The difference between rent paid and rent expense is reflected as deferred rent. Rent expense associated with operating leases is charged to expense in the year incurred and is included in the consolidated statements of operations and comprehensive loss. Rent expense totaled $2.3 million and $4.2 million for the years ended December 31, 2018 and 2019, respectively.

The following is a schedule of the future minimum lease payments required under these leases as of December 31, 2019 (in thousands):

Years ending December 31:	Operating Leases
2020	$2,331
2021	2,025
2022	2,029
2023	2,088
2024	2,015
Thereafter	1,867

Total minimum payments	$12,355

Contingent Consideration related to Business Combination

On April 10, 2015, NantWorks, a related party, acquired 100% interest in VivaBioCell via its wholly owned subsidiary, VBC Holdings, LLC, or VBC Holdings, for $0.7 million less working capital adjustments. On June 15, 2015, NantWorks contributed its equity interest in VBC Holdings to the Company, in exchange for cash consideration equal to its cost basis in the investment. VivaBioCell develops bioreactors and products based on cell culture and tissue engineering in Italy. In connection with this transaction, the Company is obligated to pay the former owners up to $3.7 million upon the achievement of certain sales milestones relating to scaffold technology and certain clinical and regulatory milestones relating to the GMP-in-a-Box technology. The estimated fair value of the contingent consideration obligation totaled $1.1 million at the acquisition date. The subsequent change to the contingent consideration obligation is recorded in research and development expense. A contingent payment related to a clinical milestone of $0.8 million became payable as of December 31, 2019. During the years ended December 31, 2018 and 2019, the Company recorded $0.02 million and $0.7 million related to the change in the fair value of this contingent consideration on the consolidated statements of operations and comprehensive loss.

On October 4, 2016, in connection with the acquisition of the 50% interest in Receptome, the Company paid $5.0 million in cash and assumed obligations to make contingent milestone payments of up to $4.0 million in cash. In May 2018, the Company issued 500,000 shares of ImmunityBio common stock in exchange for the remaining 50% interest in Receptome, with an assigned value of $5.0 million at $10.00 per share. In addition, the Company assumed an aggregate contingent consideration liability of up to $4.0 million, which is payable in the Company’s common stock upon the achievement of the same contingent milestones. The estimated fair value of the contingent consideration obligation totaled $0.3 million at the acquisition date. The subsequent change to the contingent consideration obligation is recorded in research and development expense. During the years ended December 31, 2018 and 2019, the change in the fair value of this contingent consideration was immaterial.

In connection with the acquisition of Altor, the Company issued contingent value rights, or CVRs, under which the Company has agreed to pay the prior stockholders of Altor approximately $304.0 million upon successful approval of the Biologics License Application, or BLA, or foreign equivalent for Anktiva by December 31, 2022 and approximately $304.0 million upon the first calendar year prior to December 31, 2026 in which worldwide net sales of Anktiva exceed $1.0 billion (with the payments payable in cash or shares of the Company’s common stock or a combination of both). Dr. Soon-Shiong and his related party hold approximately $279.5 million in the aggregate of CVRs and they have both irrevocably agreed to receive shares of common stock in satisfaction of their CVRs, and if all other former stockholders of Altor were to choose to receive such CVRs in cash, the aggregate payments would be $164.2 million for the CVRs tied to the achievement of the regulatory milestone and $164.2 million for the CVRs tied to the achievement of the sales milestone. As the transaction was recorded as an asset acquisition, the future CVR payments will be recorded when the corresponding events are probable of achievement or the consideration becomes payable.

In connection with the GlobeImmune acquisition, on April 28, 2017, the Company, Celgene Corporation, or Celgene, and Celgene Alpine Investment Co. II, LLC, or, together with Celgene, the Celgene entities, entered into an assignment and assumption agreement, pursuant to which the Celgene entities assigned to the Company all of their rights, obligations, title and interest under the worldwide exclusive licenses for the GI-6200 and GI-6300 programs that were obtained from GlobeImmune prior to GlobeImmune’s acquisition by the Company. In return, for each product licensed pursuant to such licenses, the Company is required to pay the Celgene entities $5.0 million in cash or shares of the Company’s common stock, at Celgene’s election. In addition, we are required to pay tiered low to mid single-digit percentage royalties on net sales of the licensed products on a product-by-product and country-by-country basis. Our obligation to pay royalties continues, on a licensed product-by-licensed product and country-by-country basis, until the later of (i) the date on which such licensed product is no longer covered by a valid claim of a patent licensed pursuant to the agreement in such country and (ii) ten years after the first commercial sale of such licensed product in such country.

Legal Matters:

Precision Biologics

Feldman v. Soon-Shiong, et al. On October 2, 2015, the Company invested $50.0 million cash in Precision Biologics in exchange for 41.0 million shares of Precision Biologics’ Series A Preferred Stock, then representing 68.5% ownership of Precision Biologics, and the option to purchase additional shares of Series A Preferred Stock up to an aggregate purchase price of $25.0 million for the two years following the investment. On July 5, 2017, a Precision Biologics stockholder, filed a complaint (individually and derivatively on behalf of Precision Biologics), and filed an amended complaint on November 6, 2017, against the Company and other defendants, asserting claims for breach of contract (including the implied covenant of good faith and fair dealing), tortious interference with contract, breach of fiduciary duty of loyalty, appointment of a custodian, fraud in the inducement, and violation of state “Blue Sky” laws. On November 21, 2017, defendants moved to dismiss the amended complaint. The court heard oral argument and, in May 2018, the court issued an opinion granting in part, and denying in part, defendants’ motion. On December 12, 2018, plaintiff filed a motion for leave to file a supplement to the amended complaint. In January 2019, the parties completed fact discovery other than depositions (and certain document discovery subsequently ordered by the court on January 22, 2019). On January 22, 2019, the court denied plaintiff’s motion for leave to file a supplement without prejudice to re-filing in accordance with the court’s specific directions.

On March 8, 2019, the parties agreed in principle to the terms of a settlement and filed a settlement stipulation with the court on March 28, 2019. The settlement hearing before the court was held on June 20, 2019, and the Court approved the settlement. The court’s approval order was finalized on July 20, 2019. Under the terms of the settlement, the Company ended its investment in Precision Biologics. The Company withdrew $29.3 million in cash from Precision Biologics and transferred $2.5 million to Precision Biologics to facilitate disposition of the Company’s investment. A loss of $4.3 million and $15.9 million was recorded during the years ended December 31, 2018 and 2017, respectively, which represented the expected losses associated with giving up its preferred stock ownership and absorption of losses arising from the deconsolidation. These amounts were recorded to the December 31, 2018 and 2017 consolidated statements of operations and comprehensive loss as a “loss contingency” and a total of $20.2 million was reflected on the December 31, 2018 consolidated balance sheet as part of “Accrued expenses and other current liabilities.” The Company recorded an additional loss of $0.9 million associated with the final settlements for the period ended December 31, 2019, which has been included in the “operating expenses” on the consolidated statements of operations and comprehensive loss. The Company held no investment in Precision Biologics as of December 31, 2019.

Altor BioScience, LLC

In re Altor BioScience Corp. On July 31, 2017, the stockholders of Altor approved a merger pursuant to which the Company acquired the outstanding common and preferred stock of Altor. Five minority stockholders have filed two actions against the Company, Altor’s successor, Altor BioScience, LLC, and other defendants in the Delaware Chancery Court. The claims assert, among other things, that the merger price was too low and the result of an unfair process. The two actions have been consolidated before Vice Chancellor Joseph R. Slights, III.

The first action, Gray v. Soon-Shiong, et al. (Delaware Chancery Court, Case No. 2017-466-JRS), was filed on June 21, 2017 by plaintiffs Clayland Boyden Gray, or Gray and Adam R. Waldman. The plaintiffs, two minority shareholders, asserted claims against the Company and other defendants for (1) breach of fiduciary duty and (2) aiding and abetting breach of fiduciary duty, and filed a motion to enjoin the merger. The court denied the motion on July 25, 2017 and permitted the merger to close. On September 1, 2017, plaintiffs (joined by two additional minority stockholders, Barbara Sturm Waldman and Douglas E. Henderson, or Henderson) filed a second amended complaint, asserting claims for (1) appraisal; (2) quasi-appraisal; (3) breach of fiduciary duty; and (4) aiding and abetting breach of fiduciary duty. On September 18, 2017, defendants moved to dismiss the second amended complaint, raising grounds that included a “standstill” agreement under which defendants maintained that Gray and Adam R. Waldman and Barbara Strum Waldman, or the Waldmans agreed not to bring the lawsuit. In the second action, Dyad Pharmaceutical Corp. v. Altor BioScience, LLC (Delaware Chancery Court, Case No. 2017-848-JRS), commenced November 28, 2017, Dyad Pharmaceutical Corporation, or Dyad, filed a petition for appraisal in connection with the merger. Respondent moved to dismiss the appraisal petition on January 26, 2018, arguing in part that the petition was barred by the same “standstill” agreement.

On April 23, 2018, the court heard oral argument on the motions to dismiss in both consolidated cases, and on June 26, 2018, the court converted the motions to dismiss into motions for summary judgment with regard to the “standstill” agreement argument, or the Converted Motions. The court permitted discovery into the meaning and intended scope of the “standstill” agreements, which the parties completed on December 19, 2018. The parties completed briefing on the Converted Motions on March 15, 2019.

The court heard oral argument on the Converted Motions on May 7, 2019 and issued an oral ruling on May 15, 2019. The court (1) dismissed all claims brought by Gray and the Waldmans except for their appraisal claims; (2) dismissed all plaintiffs’ quasi-appraisal claims; (3) dismissed the disclosure-based breach of fiduciary duty claims; and (4) dismissed Altor from the action. The following claims remain: (a) the appraisal claims by all plaintiffs and Dyad (against Altor BioScience, LLC), and (b) Henderson’s claims for breach of fiduciary duty and aiding and abetting breach of fiduciary duty.

On June 14, 2019, defendants answered the second amended complaint, and respondent answered Dyad’s appraisal petition. In their answer, Defendants asserted counterclaims against Gray and the Waldmans for breach of the “standstill” agreements and are seeking as damages the attorneys’ fees and costs they were forced to expend as a result of the breach. On June 20, 2019, the court issued a written order implementing its ruling on the Converted Motions, or the Implementing Order. In the Implementing Order, the court confirmed that all fiduciary duty claims brought by Gray, both individually and as trustee of the Gordon Gray Trust f/b/o C. Boyden Gray, were dismissed. On July 11, 2019, Gray and the Waldmans filed answers denying the counterclaims and asserting defenses.

On June 29, 2020, defendants and respondent answered the third amended complaint, and asserted counterclaims against (i) Gray and the Waldmans for breach of the “standstill” agreements, (ii) Dean Taylor for breach of a release executed as part of the merger, and (iii) Gray and the Waldmans for inducing Dean Taylor’s breach of the release. As damages, defendants and respondent seek the attorneys’ fees and costs incurred as a result of these breaches.

On September 30, 2019, plaintiffs moved for leave to file a third amended complaint. The proposed amendment seeks to add two former Altor stockholders as plaintiffs and to add a fiduciary duty claim on behalf of a purported class of former Altor stockholders. On October 25, 2019, defendants opposed the motion, and a briefing was completed on February 28, 2020. The court heard oral argument on March 12, 2020, and granted the motion. The plaintiffs filed the third amended complaint on June 8, 2020.

On June 29, 2020, defendants answered the third amended complaint, and asserted counterclaims against (i) Gray and the Waldmans for breach of the “standstill” agreements, (ii) Dean Taylor for breach of a release executed as part of the merger, and (iii) Gray and the Waldmans for inducing Dean Taylor’s breach of the release. As damages, defendants seek the attorneys’ fees and costs incurred as a result of these breaches. On July 14, 2020, Gray, the Waldmans, and Dean Taylor filed an answer denying the counterclaims and asserting defenses. On July 16, 2020, defendants requested leave from the court to file a motion for partial summary judgment regarding liability on their first counterclaim against Gray and the Waldmans for breach of the “standstill” agreements. On July 30, 2020, plaintiffs opposed defendants’ request for leave to file this motion.

Trial has been set to commence in October 2021.

The shares of these former Altor stockholders met the definition of dissenting shares under the merger agreement, and were not entitled to receive any portion of the merger consideration at the closing date. However, these dissenting shares will automatically be converted to receive the portion of the merger consideration they were entitled to, on the later of the closing date and when the stockholder withdraws or loses the right to demand appraisal rights. Payment for dissenting shares will be on the same terms and conditions originally stated in the merger agreement. As of December 31, 2018 and 2019, the Company has accrued $6.3 million related to these obligations. The $6.3 million represents the estimated amount based on the low-end of the range of currently estimated payout amounts in accordance with ASC 450, after giving consideration to the reasonable outcomes for settling the dissenting shareholder dispute along with any accrued statutory interest. The Company cannot reasonably estimate a range of loss beyond the amounts recorded in 2018 and 2019, as the dissenting shareholders have not yet provided a quantified value of their claim and, therefore, an upper end of the range of loss cannot be determined. The ultimate resolution of this contingency could differ significantly from the currently recorded amount. The Company reassesses the reasonableness of the recorded amount at each reporting period.

The Company believes the claims lack merit and intends to continue defending the case vigorously.

Sorrento Therapeutics, Inc.

Sorrento Therapeutics, Inc. v. NantCell, Inc., et al. Sorrento Therapeutics, Inc., or Sorrento, derivatively on behalf of NANTibody, filed an action in the Superior Court of California, Los Angeles County, or the Superior Court, against the Company, Dr. Soon-Shiong, MBBCh, FRCS (C), FACS, and Charles Kim. The action alleges that the defendants improperly caused NANTibody to acquire IgDraSol, Inc. from our affiliate NantPharma and seeks to have the transaction undone, and seeks to have the purchase amount returned to NANTibody. Sorrento filed a related arbitration proceeding, or the Cynviloq arbitration, against Dr. Soon-Shiong and NantPharma, LLC, or NantPharma; the Company is not named in the Cynviloq arbitration. On May 15, 2019, the Company filed a demurrer to several causes of action alleged in the Superior Court action. On July 18, 2019, Sorrento filed an amended complaint, eliminating Charles Kim as a defendant and dropping the causes of action the Company had challenged in its demurrer.

On May 24, 2019, the Company and Dr. Soon-Shiong filed cross-claims in the Superior Court action against Sorrento and its Chief Executive Officer Henry Ji, asserting claims for fraud, breach of contract, breach of the covenant of good faith and fair dealing, tortious interference with contract, unjust enrichment, and declaratory relief. The Company and Dr. Soon-Shiong allege that Dr. Ji and Sorrento breached the terms of an exclusive license agreement between the Company and Sorrento related to Sorrento’s antibody library, and that Sorrento did not perform its obligations under the exclusive license agreement.

Also on May 24, 2019, the Company and Dr. Soon-Shiong filed a motion to stay or dismiss the Cynviloq arbitration proceeding, arguing that those claims should be pursued in the Superior Court action. On July 8, 2019, Sorrento filed motions to compel arbitration, arguing that the Company’s and Dr. Soon-Shiong’s cross-claims are subject to agreements to arbitrate. On October 9, 2019, the Superior Court ruled that the Company’s claims should be pursued in arbitration and that Dr. Soon-Shiong’s claims could be pursued in Superior Court. On February 19, 2020, in a separate action, Dr. Soon-Shiong obtained a preliminary injunction prohibiting Sorrento from pursuing claims against Dr. Soon-Shiong in the NantPharma arbitration it had filed, forcing Sorrento to re-file those claims in Superior Court.

On November 4, 2019, Dr. Soon-Shiong filed an action in the Superior Court for declaratory relief, seeking an injunction barring Sorrento from pursuing claims against him in the Cynviloq arbitration on the basis of the Superior Court’s October 9, 2019 order. On February 13, 2020, after full briefing, the Superior Court heard oral argument and granted Dr. Soon-Shiong’s request for a preliminary injunction barring Sorrento from pursuing claims against him in the Cynviloq arbitration. Sorrento then filed the claims it had previously asserted in arbitration against Dr. Soon-Shiong in the Superior Court on March 3, 2020, and at Sorrento’s request, the arbitrator entered an order dismissing Sorrento’s claims against Dr. Soon-Shiong in the Cynviloq arbitration on March 6, 2020. The hearing in the Cynviloq arbitration has been scheduled to commence on June 14, 2021.

On October 24, 2019, the Company, along with NANTibody, filed an arbitration against Sorrento and Dr. Ji asserting its claims relating to the exclusive license agreement. Sorrento filed counterclaims against the Company and NANTibody in the arbitration on May 4, 2020, and requested leave to file a dispositive motion on May 1, 2020. The arbitrator denied Sorrento’s request to file a dispositive motion, and has scheduled the arbitration hearing to commence February 15, 2021.

On January 29, 2020, Sorrento sent letters purporting to terminate the exclusive license agreement with the Company, and an exclusive license agreement with NANTibody and demanding return of its confidential information and transfer of all regulatory filings and related materials. The Company and Sorrento engaged in good-faith negotiations as required under the exclusive license agreements before Sorrento can attempt to invoke any purported termination provision. Notwithstanding such negotiations, Sorrento sent a letter on April 10, 2020 purporting to terminate the exclusive license agreements, maintaining the negotiations did not reach a successful resolution. The Company believes it has cured any perceived breaches during the 90-day contractual cure period.

The Company intends to prosecute its claims, and to defend the claims asserted against it, vigorously. An estimate of the possible loss or range of loss cannot be made at this time.

Shenzhen Beike Biotechnology Corporation

In July 2020, the Company received a Request for Arbitration before the International Chamber of Commerce, International Court of Arbitration, served by Beike. The arbitration relates to a license, development, and commercialization agreement that Altor entered into with Beike in September 2014, which agreement was amended and restated in September 2017, and pursuant to which Altor granted to Beike an exclusive license to use, research, develop, and commercialize products based on Anktiva in China for human therapeutic uses. In the arbitration, Beike is asserting a claim for breach of contract under the license agreement. Among other things, Beike alleges that the Company failed to use commercially reasonable efforts to deliver to Beike materials and data related to Anktiva. Beike is seeking specific performance, or in the alternative, damages for the alleged breaches. Given that this action remains at the pleading stage and no discovery has occurred, it remains too early to evaluate the likely outcome of the case or to estimate any range of potential loss. We believe the claims lack merit and intend to defend the case vigorously, and that we may have counterclaims.

11.	License and Collaboration Agreements

Sorrento Therapeutics

In April 2015, the Company entered into a license agreement with Sorrento, pursuant to which the Company obtained an exclusive license under certain patent rights and antibody materials, including antibody sequences and complementary DNA, or cDNA, and clones and non-exclusive license under certain know-how, in each case to use, research and develop certain antibodies and anti-body drug conjugates, or ADCs, including for neoepitopes, which are epitopes resulting from mutations specific to an individual’s cancer cells, and to commercialize the resulting licensed products, in exchange for consideration that includes an upfront cash payment of $10 million, equity consideration with a valuation of $100 million, and a mid-single digit percentage royalties on net sales of the resulting licensed products. In addition, the agreement provides us with the right to negotiate an exclusive license from Sorrento for two CAR-T/natural killer cell products to be mutually determined on terms substantially similar to the terms of the license agreement. The Company may terminate the agreement, in our sole discretion, in whole or on a product-by-product and country-by-country basis, at any time upon 60 days’ prior written notice to Sorrento. In addition, either party may terminate the agreement in the event of a material breach by or bankruptcy of the other party.

In June 2015, NANTibody entered into an exclusive license agreement with Sorrento, pursuant to which NANTibody obtained a royalty-free, exclusive license under certain patent rights and materials, including antibody sequences and cDNA, and clones and non-exclusive license under certain know-how, in each case related to up to 75 immuno-oncology antibodies, immune-check point antibodies, bi-specific antibodies and/or

ADCs from Sorrento’s G-MAB library to be mutually identified by the parties (21 of which were already identified at the time of the signing of the agreement), to use, research, develop and commercialize the resulting licensed products. NANTibody may terminate the agreement, in its sole discretion, in whole or on a product-by-product and country-by-country basis, at any time upon 90 days’ prior written notice to Sorrento. In addition, either party may terminate the agreement in the event of a material breach by or bankruptcy of the other party.

In July 2017, NANTibody purchased IgDraSol, Inc., the entity that owns the rights to Cynviloq in the United States and other jurisdictions from an affiliate, NantPharma. NANTibody owns all of the equity interests in IgDraSol, Inc.

Cancer Therapeutics Laboratories, Inc.

In April 2016, the Company entered into an exclusive license agreement with CTL, pursuant to which the Company obtained a worldwide, exclusive license under CTL’s applicable intellectual property to use, research and develop certain of CTL’s antibody materials, including cell lines, antibody sequences, cDNA and bacterial and/or cell clones relating to certain specified CTL antibodies, and to commercialize the resulting licensed products for all applications, in exchange for consideration that includes a $5.0 million upfront cash payment, up to $10.0 million in total milestone payments based on the successful completion of clinical and regulatory milestones (15% of which is payable in cash and the remaining 85% is payable in shares of the Company’s common stock) and a low single- digit percentage royalty on net sales of the resulting licensed products. The Company may terminate this agreement, in whole or on a licensed-product-by-licensed-product and/or country-by-country basis, at any time upon 60 days’ written notice to CTL. In addition, either party may terminate the agreement in the event of a material bankruptcy of the other party. No payments related to this agreement have become due during the years ended 2018 and 2019.

CytRx Corporation

In July 2017, the Company entered into an exclusive license agreement with CytRx Corporation, or CytRx, pursuant to which the Company obtained a royalty-bearing, exclusive, worldwide license, with the right to sublicense, under CytRx’s applicable intellectual property to research, develop and commercialize aldoxorubicin for all indications. Under the terms of the license agreement, CytRx is entitled to receive up to $346.0 million in milestone payments related to regulatory approvals and commercial milestones for aldoxorubicin. In addition, CytRx will receive increasing low double-digit percentage royalties on net sales of aldoxorubicin for the treatment of soft tissue sarcomas and mid-to-high single-digit percentage royalties on net sales of aldoxorubicin for all other indications. The Company may terminate the agreement in its entirety at any time upon 12 months’ written notice to CytRx. In addition, either party may terminate the agreement in the event of a material breach by or bankruptcy of the other party. No payments related to this agreement have become due during the years ended 2018 and 2019.

National Cancer Institute

In May 2015, Etubics Corporation, or Etubics, entered into a Cooperative Research and Development Agreement, or CRADA, with the U.S. Department of Health and Human Services, as represented by the National Cancer Institute of the National Institutes of Health, or NCI, to collaborate on the preclinical and clinical development of an adenovirus technology expressing tumor-associated antigens for cancer immunotherapy. In January 2016, the Company acquired all of the outstanding equity interests in Etubics and Etubics became a wholly owned subsidiary.

Effective January 2018, the Company assumed the CRADA and it was amended to cover a collaboration for the preclinical and clinical development of the Company’s proprietary yeast-based tarmogens expressing tumor-associated antigens and proprietary adenovirus technology expressing tumor-associated antigens for cancer immunotherapy. Pursuant to the CRADA, NCI provides scientific staff and other support necessary to conduct research and related activities as described in the CRADA.

During the term of the CRADA, the Company is required to make annual payments of $0.6 million to the NCI for support of research activities. The Company made payments of $0.6 million and $0.6 million for the period ended December 31, 2018 and 2019, respectively.

In February 2018, the Company and NCI entered into an amendment to a CRADA originally executed between NCI and Amgen, Inc., or Amgen, in May 2012 and subsequently assigned by Amgen to the Company effective as of December 17, 2015. The research goal of this CRADA, as amended, is for the non-clinical and clinical development of ganitumab, the Company’s licensed monoclonal antibody targeting insulin-like growth factor one receptor, to evaluate its safety and efficacy in patients with hematological malignancies and solid tumors. The CRADA has a five-year term commencing February 20, 2018 and expiring on February 20, 2023.

During the term of the agreement, the Company is required to make minimum annual payments of $0.2 million to NCI for support of research activities and additional payments for the clinical trials based on scope and phase of the clinical trials. The unpaid research and development expense was estimated at $0.3 million as of December 31, 2018 and 2019.

Each CRADA may be terminated at any time upon the mutual written consent of the Company and NCI. The Company or NCI may unilaterally terminate either of the CRADAs at any time by providing written notice to the other party at least 60 days before the desired termination date.

Pursuant to the terms of the CRADAs, the Company has an option to elect to negotiate an exclusive or non-exclusive commercialization license to any inventions discovered in the performance of either of the CRADAs, whether solely by an NCI employee or jointly with a Company employee for which a patent application has been filed. The parties jointly own any inventions and materials that are jointly produced by employees of both parties in the course of performing activities under the CRADAs.

12.	Income Tax

The amount of loss before taxes and non-controlling interest was (in thousands):

	Year ended December 31,
	2018	2019
U.S. loss before taxes	$(84,267)	$(93,238)
Foreign loss before taxes	(980)	(574)

Loss before income taxes and non-controlling interest	$(85,247)	$(93,812)

Income tax (expense) benefit provision for the year ended December 31, 2018 and 2019 consisted of the following (in thousands):

	Year Ended December 31,
	2018	2019
Current:
Federal	$—	$—
State	—	—
Foreign	—	—

Total Current	$—	$—

Deferred:
Federal	$(926)	$(2)
State	2	10
Foreign	—	—

Total Deferred	(924)	8

Income tax (expense) benefit	$(924)	$8

The components that comprise the Company’s net deferred tax assets as of December 31, 2018 and 2019 consisted of the following (in thousands):

	As of December 31,
	2018	2019
Deferred tax assets:
Net operating loss carryforwards	$62,145	$88,074
Amortizable assets	4,988	3,091
Equity compensation	7,291	5,034
Investments	2,605	2,581
Salaries and wages	215	546
Interest expense	1,204	2,256
Other	1,100	1,499
Loss contingency	4,235	—
Other carryforwards	239	236

Total deferred tax assets	84,022	103,317
Deferred tax liabilities:
Indefinite lived intangibles	(3,116)	(3,108)
Depreciation	(484)	(113)

Net deferred tax assets	80,422	100,096
Valuation allowance	(83,538)	(103,204)

Net deferred tax liability	$(3,116)	$(3,108)

A reconciliation of the federal statutory income tax rate to the Company’s effective tax rate for the years ended December 31, 2018 and 2019 is as follows:

	Year ended December 31,
	2018	2019
Tax computed at federal statutory rate	21.0%	21.0%
State income taxes, net of federal tax benefit	1.1	5.1
Other permanent items	(0.9)	2.7
Other	(2.6)	4.1
Precision Biologics deconsolidation	—	(12.0)
Valuation Allowance	(19.7)	(20.9)

Effective income tax rate	(1.1)%	0.0%

In accordance with ASC 740-20, Accounting for Income Taxes—Intraperiod Tax Allocation, in periods in which the Company has a year-to-date pre-tax loss from operations and pretax income in other categories of earnings, such as other comprehensive income, intraperiod tax allocation rules require the allocation of the tax provision to the other categories of earnings and a related tax benefit to operations. For the period ended December 31, 2018, the Company recorded an expense of $0.9 million to operations.

Pursuant to Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or IRC, if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards, or NOLs, and other pre-change tax attributes (such as research and development tax credits) to offset its post- change income or taxes may be limited. A formal study has not been completed to determine if a change in ownership, as defined by Section 382 of the IRC, has occurred.

At December 31, 2019, the Company has federal NOLs of approximately $482.9 million, state NOLs of $403.4 million, and foreign NOLs of $2.4 million. As a result of the Tax Act, for U.S. income tax purposes, NOLs generated in tax years beginning before January 01, 2018 can still be carried forward for up to 20 years, but net operating losses generated for tax years beginning after December 31, 2017 carryforward indefinitely and are limited to 80% utilization against taxable income. Of the total federal net operating loss of $482.9 million, $279.7 million will begin to expire in 2020 and $203.2 million will not expire but can only offset 80 percent of future taxable income in any given year.

As many states conform to federal statutes, some of the Company’s current state NOLs have become indefinite lived but are also limited to 80% utilization against future taxable income in any given year. Of the total state NOLs of $403.4 million, $319.0 million will begin to expire in 2020 and $84.4 million will not expire but will only offset 80 percent of future taxable income in any given year. The foreign NOLs can be carried forward indefinitely.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical operating results and the uncertainty of the economic conditions, the Company has recorded a valuation allowance of $103.2 million at December 31, 2019. The change in the valuation allowance for the year end December 31, 2019 was an increase of $19.7 million.

As of December 31, 2019, the Company had $ 10.7 million interest that is temporarily disallowed pursuant to IRC Sec. 163(j). As of December 31, 2018, the Company had $ 5.7 million interest that is temporarily disallowed pursuant to IRC Sec. 163(j). The interest can be carried forward indefinitely and will be deductible when the Company generates sufficient adjusted taxable income.

The Company’s policy is to recognize interest expense and penalties related to uncertain income tax matters as tax expense. At December 31, 2019, there are no unrecognized tax benefits, and there are no significant accruals for interest related to unrecognized tax benefits or tax penalties.

The Company does not expect that there will be unrecognized tax benefits of a significant nature that will increase or decrease within 12 months of the reporting date. Due to the existence of the valuation allowance, future changes in the Company’s unrecognized tax benefits will not impact the Company’s effective tax rate. The Company is subject to U.S. federal income tax, states and Italian income tax. The federal returns for tax years 2016 through 2018 remain open to examination; the state returns remain open to examination for tax years 2015 through 2018. The Italian returns for tax years 2014 through 2018 remain open to examination. Carryforward attributes that were generated in years where the statute of limitations is closed may still be adjusted upon examination by the Internal Revenue Service or other respective tax authority.

There are no cumulative earnings in the Italian subsidiary as of December 31, 2019 that will be subject to U.S. income tax or Italian withholding tax. The Company plans to indefinitely reinvestment any future earnings of the Italian subsidiary.

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief and Economic Security Act, or the CARES Act. The CARES Act is an emergency economic stimulus package that includes spending and tax breaks to strengthen the U.S. economy and fund a nationwide effort to curtail the effect of COVID-19. The CARES Act provides numerous tax provisions and other stimulus measures, including temporary changes regarding the prior and future utilization of net operating losses and technical corrections from prior tax legislation for tax depreciation of certain qualified improvement property. The Company evaluated the provisions of the CARES Act and does not anticipate the associated impacts, if any, will have a material effect on the financial position, results of operations or cash flows.

13.	Stockholders’ Deficit

The Company is authorized to issue 1,000,000,000 shares of common stock, each with a par value of $0.001 per share.

On May 13, 2015, the Company and Celgene entered into a Common Stock Purchase Agreement. In accordance with the Common Stock Purchase Agreement, the Company sold and issued 7,500,000 shares of its common stock to Celgene, at a purchase price of $10.00 per share, for an aggregate purchase price of $75.0 million.

On April 21, 2015, the Company entered into an exclusive license agreement with Sorrento and obtained an exclusive license, with the right to sublicense, antibodies, including antibody sequences and cDNA, and clones and antibody drug conjugates and a non-exclusive license right to all Sorrento know-how. Under the terms of the license agreement, Sorrento would receive $10.0 million in cash and $100.0 million in Company shares. On August 6, 2015, the Company issued 10.0 million shares of its common stock, representing an aggregate value of $100.0 million at $10.00 per share. A research and development expense was recognized for the total cost of the license, as it is at the preclinical stage and does not have alternative future use.

On October 4, 2016, the Company paid $5.0 million in cash and committed to contingent milestone payment up to $4 million in cash in order to obtain 50% ownership of Receptome. The Company determined that Receptome was a VIE entity as it does not have sufficient equity investment at risk to finance its operations without additional subordinated financial support, and the Company was deemed the primary beneficiary and, accordingly, initially consolidates Receptome into its consolidated financial statements under the VIE model. In connection with the acquisition, the Company and the seller of Receptome entered into an option agreement, which granted the seller the right and option, or Put Option, to require the Company to purchase the seller’s remaining 50% equity interest of Receptome, for $5.0 million in the Company’s common stock. The Put Option was exercisable on or after April 4, 2018 and on or before July 3, 2018. On April 23, 2018, the seller of Receptome exercised the Put Option and caused the Company to issue 500,000 shares of ImmunityBio common stock in exchange for the remaining 50% interest in Receptome, with an assigned value of $5.0 million at $10.00 per share. The difference between the assigned value of the common stock issued and the value of the remaining interests in Receptome received was $3.8 million, which was attributed to the Company’s shareholders’ deficit. In addition, the Company assumed an aggregate contingent consideration liability of up to $4.0 million, which is payable in the Company’s common stock upon the achievement of certain milestones. Following the close of the transaction, the Company owns 100% of Receptome.

On December 19, 2018, the Company and Celgene entered into a Common Stock Purchase Agreement. In accordance with the Common Stock Purchase Agreement, the Company sold and issued 2,500,000 shares of its common stock to Celgene, at a purchase price of $12.00 per share, for an aggregate purchase price of $30.0 million. Subject to the terms and conditions, the Company also granted Celgene a right of first refusal to negotiate an exclusive license for development and commercialization of the Company’s proprietary Anktiva product candidate. In October 2019, Bristol-Myers Squibb Company, the successor of Celgene, elected to waive any rights to the proprietary Anktiva molecule known and designated as Anktiva.

On March 11, 2019, Kuwait Investment Authority, or KIA, purchased 2,500,000 shares of ImmunityBio common stock, at a purchase price of $12 per share, for an aggregate purchase price of $30 million. The purchase agreement also contains an anti-dilution feature under which, in the event that the Company closes an initial public offering, or IPO, and the price per share for the common stock sold to the public is less than $12.00 per share, the Company is required to issue additional shares of common stock to KIA, equal to the difference between the number of shares that KIA received pursuant to its purchase agreement and the number of shares to which KIA would have been entitled had the price per share been equal to the price per share in such IPO. Under the provisions of ASU 2017-11, if the feature is triggered as a result of an IPO, the effect will be reflected as a dividend and will represent an earnings adjustment for purposes of determining earnings per share.

The 2015 Stock Incentive Plan, or the 2015 Plan, authorizes the issuance of common stock pursuant to grants of equity-based awards, including stock options, restricted stock, restricted stock units, stock appreciation rights and dividend equivalent rights. Such awards may be granted to employees, members of the Board of Directors and non-employees of the Company and its subsidiaries. As of December 31, 2019, the 2015 Plan provided for future grants and/or issuances of up to 24 million shares of common stock. The following table summarizes the common shares reserved for issuance on exercise or vesting of various awards at December 31, 2018 and 2019:

	Year ended December 31,
	2018	2019
Issued and outstanding stock options	2,283,048	1,921,286
Issued and outstanding restricted stock awards	20,000	20,000
Outstanding officer warrants	2,533,333	—
Outstanding related party warrants	2,000,000	2,000,000

Total shares reserved for future issuance	6,836,381	3,941,286

In connection with the Altor acquisition, the Company assumed all outstanding Altor warrants and replaced them with warrants to purchase shares of the Company’s common stock. Warrants to purchase a total of 4,533,333 shares of the Company’s common stock were issued, of which warrants to purchase 2,533,333 shares at an exercise price of $2.65 per share were issued to the Company’s chairman and chief executive officer (all such warrants were vested); and warrants to purchase 2,000,000 shares were issued to NantWorks, a related party, at an exercise price of $2.65 per share and with vesting subject to the achievement of a certain performance condition pertaining to building a manufacturing capacity. The fair value of $18.0 million that was assigned to the 2,000,000 unvested warrants will be recognized upon achievement of the performance based vesting conditions.

On June 28, 2019, the Company’s chairman and chief executive officer exercised his rights under the warrants to purchase 2,533,333 shares of common stock at an exercise price of $2.65 per share. The Company agreed to offset the net cash proceeds of approximately $6.7 million with reduction of related party notes payables and accrued interests to CalCap and NantCapital and issued all of the shares of common stock. See Note 15 for additional information.

To date, all of the equity-based awards issued pursuant to the 2015 Plan have been for replacement of awards assumed or replaced in connection with the Altor and Etubics business combinations. All outstanding awards were granted in stock options, except for one issuance of restricted stock to an employee. These awards have vesting terms ranging from immediate to four years and contractual expirations of up to ten years. See Note 14 for additional information.

14.	Stock-Based Compensation

The following table presents all stock-based compensation as included in the Company’s consolidated statements of operations and comprehensive loss (in thousands):

	Year ended December 31,
	2018	2019
Stock-based compensation expense:
Employee stock options	$1,993	$744
Restricted stock	50	50

Total	$2,043	$794

Stock-based compensation expense in operating expense:
Research and development	$620	$789
General and administrative	1,423	5

Total	$2,043	$794

Stock Options

The following table summarizes stock option activity under all equity incentive plans:

	Numbers of Shares	Weighted- Average Exercise Price per share	Aggregate Intrinsic Value (in thousands)	Weighted- Average Remaining Contractual Life (in years)
Outstanding at December 31, 2017	3,240,004	$3.10
Options granted	—	$—	—	—
Options forfeited	(536,018)	$2.42	—	—
Options expired	(230,829)	$0.83

Options exercised	(190,135)	$1.08	—	—

Outstanding at December 31, 2018	2,283,022	$3.65	$17,868	4.3

Vested and exercisable at December 31, 2018	2,171,754	$3.70	$16,926	4.2

Options granted	—	$—	—	—
Options forfeited	(50,476)	$6.25	—	—
Options expired	(302,239)	$1.34
Options exercised	(9,021)	$1.73	—	—

Outstanding at December 31, 2019	1,921,286	$4.05	$14,450	3.7

Vested and exercisable at December 31, 2019	1,904,078	$4.10	$14,449	3.7

The following table provides a summary of options outstanding and vested as of December 31, 2019:

Exercise Prices	Numbers Outstanding	Weighted- Average Remaining Contractual Life (in years)	Numbers Exercisable	Weighted- Average Remaining Contractual Life (in years)
$0.01-0.95	183,624	5.2	170,337	4.9
$2.65	2,250	6.6	1,813	6.6
$3.50	1,200	7.4	775	7.4
$4.15-4.85	1,420,684	4.0	1,420,684	4.0
$5.54	305,128	1.3	305,128	1.3
$10.00	8,400	7.4	5,342	7.4

	1,921,286	3.7	1,904,079	3.7

The total unrecognized compensation cost related to non-vested stock options as of December 31, 2019 was $0.5 million, which was expected to be recognized over a weighted-average period of 0.3 years.

The Company records equity instruments issued to non-employees as expense at the fair value over the related service period as determined in accordance with the authoritative guidance and periodically revalues the equity instruments as they vest. There were no stock options granted to non-employees during the years ended December 31, 2018 and 2019 and the outstanding non-employee options related only to the replacement awards issued in connection with the Etubics acquisition in January 2016. As of December 31, 2018 and 2019, there were 1,115,543 shares and 887,240 shares of non-employee options that were vested and outstanding, respectively. For the years ended December 31, 2018 and 2019, the Company did not incur any stock-based compensation expense.

The assumed dividend yield was based on the Company’s expectation of not paying dividends in the foreseeable future. The estimated volatility was based on a weighted-average calculation of a peer group of comparable companies whose share prices are publicly available. The risk-free interest rate assumption was based on the U.S. Treasury’s rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued. The weighted-average expected life of options was estimated based upon likely future liquidity events.

Restricted Stock

The following table summarizes the restricted stock activity under the 2015 Plan:

	Number of Restricted Stock Outstanding	Weighted- Average Grant Date Fair Value
Unvested balance at December 31, 2017	11,250	$10.0
Granted	—
Vested	(1,875)	$10.0
Unvested balance at December 31, 2018	9,375	$10.0
Granted	—
Vested	(7,500)	$10.0

Unvested balance at December 31, 2019	1,875	$10.0

As of December 31, 2019, there was $0.02 million of unrecognized stock-based compensation expense that is expected to be recognized over a weighted-average period of 0.2 years.

15.	Related Party Transactions

The Company conducts business with a number of affiliates under written agreements and informal arrangements. Below is summary of outstanding balances and a description of significant relationships (in thousands):

	As of December 31,
	2018	2019
Related party receivable—Liquid Genomics	$2	$2
Related party receivable—NantBio	—	1,297
Related party receivable—NantOmics	—	602
Related party receivable—NantHealth	—	11
Related party receivable—NCSC	—	6

Total related party receivable	$2	$1,918

Related party notes payable—NantCapital	$35,345	$42,385
Related party notes payable—Cal Cap Equity	25,857	—
Related party notes payable—NantMobile	—	55,009
Related party notes payable—NantWorks	46,699	49,088
Related party notes payable—NCSC	33,461	35,139

Total related party notes payable	$141,362	$181,621

Related party payable—NantPharma	$182	$188
Related party payable—Liquid Genomics	400	—
Related party payable—NantBio	1,327	945
Related party payable—NantWorks	8,065	7,721
Related party payable—Duley Road	269	2,053
Related party payable—Various	37	2

Total related party payable	$10,280	$10,909

Related Party Receivable and Payable

As of December 31, 2018 and 2019, the Company had related party receivables of nil and $1.9 million respectively. As of December 31, 2018 and 2019, the Company had related party payables of $10.3 million and $10.9 million, respectively, primarily related to amounts owed to affiliates pursuant to the shared services agreement.

NantKwest

In June 2015, the Company entered into a supply agreement with NantKwest, Inc., or NantKwest, pursuant to which NantKwest has the right to purchase proprietary GMP-in-a-Box bioreactors, made according to specifications mutually agreed to with NantKwest. NantKwest also has the right to purchase reagents and consumables associated with such equipment from us. The agreement has an initial term of five years and renews automatically for successive one-year periods unless terminated earlier. During the years ended December 31, 2018 and 2019, ImmunityBio sold NantKwest $0.6 million and $0.9 million of such equipment and consumables. As of December 31, 2018 and 2019, the Company also recorded $0.8 million and $0.1 million deferred revenue from NantKwest for services related to this agreement, and is included in “accrued expense and other current liabilities” on the consolidated balance sheets.

In August 2016, Altor, which was subsequently acquired by the Company, entered into a co-development agreement with NantKwest, under which Altor and NantKwest agreed to exclusively collaborate on the development of certain therapeutic applications combining NantKwest’s proprietary natural killer cells with the Company’s N-801 and/or Anktiva product candidates for the purpose of jointly developing therapeutic applications of certain effector cell lines, including by the co-exclusive grants to each other of certain related intellectual property rights. The agreement only covers research and development activities and does not provide any commercialization rights to the other parties for their respective products (and any commercialization arrangement would need to be memorialized in a subsequent separate written agreement). No costs for supplies have been incurred or milestones achieved therefore no billings have been made by Altor for this agreement for the years ended December 31, 2018 and 2019.

In February 2017, the Company, through its subsidiary VivaBioCell, entered into a research grant agreement with NantKwest, pursuant to which, VivaBioCell will conduct research and development activities related to NantKwest’s natural killer cell lines using its proprietary technology. During the year ended December 31, 2017, VivaBioCell recognized $0.7 million revenue for services related to this agreement.

In November 2018, the Company via its subsidiary Etubics entered into a sale and assignment agreement with NantKwest, pursuant to which the Company purchased used laboratory equipment from NantKwest resulting in $0.3 million in capitalized equipment on the consolidated balance sheets. The Company sold the laboratory equipment in an auction and realized a $0.3 million loss during the year ended December 31, 2019.

NantWorks

The consolidated financial statements include significant transactions with NantWorks, involving services provided to the Company pursuant to a shared services agreement dated May 2015, pursuant to which NantWorks and its affiliates provide corporate, general and administrative and other support services to the Company and its subsidiaries, including services related to the chairman’s office and Dr. Soon-Shiong’s public relations, human resources and administration management; legal and compliance; finance and risk management; information technology and cloud services; facilities, procurement and travel; and corporate development and strategy. The Company is charged for services at cost plus reasonable allocation for employee benefits, facilities and other direct and indirect costs that related to the employees providing services. The Company incurred $4.8 million and $5.9 million of expenses during the years ended December 31, 2018 and 2019, respectively, related to general and administrative services provided by NantWorks. Additionally, the Company incurred $3.9 million and ($0.7) million of expenses (incomes) during the years ended December 31, 2018 and 2019, respectively, related to research and development services (provided to) or provided by NantWorks and its affiliates. Such charges and allocations are not necessarily indicative of what would have been incurred if the Company had hired a third party to perform these services. As of December 31, 2018 and 2019, the Company recorded $8.1 million and $7.7 million payable to NantWorks, and is included in “related party payable” on the consolidated balance sheets.

NantBio

In February 2016, Etubics entered into an exclusive license agreement with NantBio, Inc. (previously known as NantBioScience, Inc.), or NantBio, pursuant to which it granted NantBio a worldwide, exclusive, license, with the right to sublicense (through one or multiple tiers) under certain patents, know-how and other intellectual property in order to use, research and develop Etubics’ proprietary product ETBX-021, a cancer immunotherapeutic, for all indications and to commercialize the resulting licensed products, in exchange for consideration in the form of a mid-single digit percentage royalty on net sales of the resulting licensed products. Etubics is eligible to receive a mid-single digit percentage royalty on net sales of licensed products on a country-by-country basis. NantBio may terminate the agreement, in its sole discretion, in whole or on a product-by-product and/or country-by-country basis, at any time upon 60 days’ prior written notice to Etubics. In addition, either party may terminate the agreement in the event of a material breach by or bankruptcy of the other party. In addition, as of December 31, 2018, Etubics recorded $0.5 million related party payable to NantBio in regard to the research and development costs allocation, and the balance was settled in 2019.

In August 2018, the Company entered into a supply agreement with NCSC, a 60% owned subsidiary of NantBio (with the other 40% owned by Sorrento). Under this agreement, the Company agreed to supply VivaBioCell’s proprietary GMP-in-a-Box bioreactors and related consumables, made according to specifications mutually agreed to with the Company to NCSC. The agreement has an initial term of five years and renews automatically for successive one year terms unless terminated by either party in the event of material default upon prior written notice of such default and the failure of the defaulting party to remedy the default within thirty days of the delivery of such notice, or upon ninety days’ prior written notice to the Company by NCSC. As of December 31, 2019, the Company recorded $0.9 million related party payable related to this agreement. In addition, the Company recognized $0.5 million revenue for gas mixers and consumables delivered during the year ended December 31, 2019 and recorded $0.3 million deferred revenue for bioreactors that were delivered but not installed as of December 31, 2019. As of December 31, 2018, the Company recorded $1.2 million of deferred revenue which is included in “accrued expense and other current liabilities” on the consolidated balance sheets.

In 2018, the Company entered into a shared service agreement, pursuant to which, the Company is charged for services at cost, without mark-up or profit for NantBio, but including reasonable allocations of employee benefits that relate to the employees providing the services. The Company incurred $0.7 million of general and administrative expenses and $0.3 million research and development expenses during the year ended December 31, 2018, related to services provided by NantBio. The Company incurred $0.2 million of general and administrative expenses and $1.1 million research and development expenses during the year ended December 31, 2019. As of December 31, 2018 and 2019, the Company recorded $0.8 million related party payable to and $1.4 million related party receivable from NantBio in regard to this shared service agreement. In addition, the Company also reimbursed NantBio $0.3 million for the accounting consulting fees incurred during the year ended December 31, 2018, and the amount is included in “general and administrative” expense on the consolidated statements of operations and comprehensive loss.

In April 2019, the Company agreed with NantBio to transfer 67 NantBio employees and associated research and development projects, comprising the majority of NantBio’s business, to ImmunityBio. After the transfer, NantBio continued to make payments on the Company’s behalf for certain employee benefits and vendor costs related to the research and development projects that were transferred to the Company. In addition, the Company settled certain employee bonuses and benefits that were accrued by NantBio for 2018. As of December 31, 2019, the Company recorded a net $1.3 million receivable from NantBio, which included $1.0 million receivable for employee bonuses and $0.3 million receivable from NantBio for vendor costs the Company paid on behalf of NantBio.

NantOmics

In June 2019, the Company made a strategic decision and transferred certain employees from NantOmics, LLC, or NantOmics, a related party that is controlled by the Company’s chairman and chief executive officer, to ImmunityBio. After the transfer, the Company settled certain employee bonuses and benefits that were accrued by NantOmics for 2018 and recorded $0.6 million receivable from NantOmics as of December 31, 2019.

NantHealth Labs

In June 2018, Altor entered into a service agreement with NantHealth Labs, pursuant to which, NantHealth Labs agreed to perform blood-based mutation detection test services in connection with Altor’s clinical trials for cancer treatments and therapies. The agreement has an initial term of two years and renews automatically for successive one-year periods terms unless terminated earlier. During the year ended December 31, 2018 and 2019, Altor incurred $0.3 million research and development expense in connection to this service agreement. As of December 31, 2018 and 2019, Altor recorded $0.4 million and $0 related party payable to NantHealth Labs in relation to this service agreement.

NantPharma

During 2018, Altor BioScience, LLC and GlobeImmune purchased a total $0.2 million in laboratory equipment from NantPharma. As of December 31, 2018 and 2019, the Company recorded a $0.2 million related party payable to NantPharma for the unpaid invoices.

Duley Road, LLC

In February 2017, Altor through its wholly owned subsidiary entered into a lease agreement with Duley Road, LLC, or Duley Road, a related party that is indirectly controlled by the Company’s chairman and chief executive officer, for an office and cGMP manufacturing facility in El Segundo, California. As of December 31, 2018 and 2019, the Company recorded $0.3 million and $0.8 million rent payable to Duley Road, and is included in “related party payable” on the consolidated balance sheets. For the years ended December 31, 2018 and 2019, the Company recorded $0.1 million and $0.1 million rent expense, respectively, which is reflected in “research and development” expense on the consolidated statements of operations and comprehensive loss. Please see Note 10 for additional information.

Effective in January 2019, the Company entered into two lease agreements with Duley Road for a second building located in El Segundo, California. The first lease is for the first floor of the building with approximately 5,650 square feet. The lease has a 7-year term commencing in September 2019. The second lease is for the second floor of the building with approximately 6,488 square feet. The lease has a seven year-term commencing in July 2019. Both floors of the building are used for research and development and office space. The Company has options to extend the initial terms of both leases for two consecutive five-year periods through 2036. The annual rent of the two leases is $0.4 million, which will increase at a rate of 3% per year. As of December 31, 2019, the Company recorded $1.5 million leasehold improvement payable and $0.5 million lease related payable to Duley Road, which was included in “related party payable” on the consolidated balance sheets. For the years ended December 31, 2018 and 2019, the Company recorded $0.1 million and $0.1 million rent expense for the two leases, respectively, which is reflected in “research and development” expense on the consolidated statements of operations and comprehensive loss.

The total security deposits for the leases amounted to $0 and $0.1 million as of December 31, 2018 and 2019 respectively, which are reflected in “other assets” on the consolidated balance sheets.

Related Party Notes Payable

In October 2015, the Company executed a demand promissory note with CalCap, a personal investment vehicle of Dr. Soon-Shiong and a related party. The note bears interest at a per annum rate of 5.0%, compounded annually and computed on the basis of 365 or 366 days. The note also provided that the Company may prepay the outstanding principal amount at any time without premium or penalty and without the prior consent of CalCap. The note also contained a provision that all outstanding amounts will become immediately due and payable upon certain bankruptcy and insolvency related events. The principal amount of advances made by the related party to the Company pursuant to these notes totaled $22.4 million as of December 31, 2018. The total interest outstanding on this note amounted to $3.4 million as of December 31, 2018, and is included in “related party notes payable” on the consolidated balance sheets.

In March 2019, the Company repaid $22.5 million under the promissory note with CalCap, including $18.8 million principal and $3.7 million accrued interests. On June 28, 2019, the Company extinguished the remaining principal amount under the note payable of $3.7 million and accrued interest of $0.04 million by partially offsetting the cash proceeds of approximately $6.7 million from issuance of 2,533,333 shares of common stock as a result of warrant exercises from the Company’s chief executive officer.

In December 2015, the Company executed a demand promissory note with NantCapital. The note bears interest at a per annum rate of 5.0%, compounded annually and computed on the basis of 365 or 366 days. In January 2019, the Company repaid $15.0 million under the promissory note with NantCapital, including $12.1 million of principal and $2.9 million in accrued interest. In May 2019, the Company borrowed $10.5 million from NantCapital. In June 2019, the Company deducted the principal of $2.4 million and accrued interest of $0.6 million to NantCapital, which is to offset the issuance of common stock as result of warrant exercises from the Company’s chief executive officer. In June 2019 and December 2019, the Company borrowed $8.0 and $5.0 million from NantCapital, respectively. The principal amount of advances made by the related party to the Company pursuant to these notes totaled $32.4 million and $41.5 million as of December 31, 2018 and 2019. The total interest outstanding on this note amounted to $2.9 million and $0.9 million as of December 31, 2018 and 2019, and was included in “related party notes payable” on the consolidated balance sheets. In July 2020, this note was amended and restated to provide that all outstanding principal and accrued and unpaid interest is due and payable on September 30, 2025, and not on demand.

In January 2016, the Company executed a demand promissory note with NantBio. The note bears interest at a per annum rate of 5.0%, compounded annually and computed on the basis of 365 or 366 days. On April 30, 2018, NantBio and the Company entered into a common stock purchase agreement. Based on the agreement, the aggregate principal amount and accrued interests of approximately $102.4 million under the promissory note was converted into 10,236,159 shares of ImmunityBio common stock at a conversion price of $10.00 per share.

In June 2017, the Company executed a demand promissory note with NantWorks. The note bears interest at a per annum rate of 5.0%, compounded annually and computed on the basis of 365 or 366 days. The outstanding principal amount, plus accrued and unpaid interest, may be made immediately due and payable on demand by NantWorks. The Company may prepay the outstanding principal amount at any time without premium or penalty and without the prior consent of NantWorks. All outstanding amounts under the note will also become immediately due and payable upon certain bankruptcy and insolvency related events. The principal amount of advances made by the related party to the Company pursuant to these notes totaled $43.4 million as of December 31, 2018 and 2019. The total interest outstanding on this note amounted to $3.3 million and $5.7 million as of December 31, 2018 and 2019, and was included in “related party notes payable” on the consolidated balance sheets. In July 2020, this note was amended and restated to provide that all outstanding principal and accrued and unpaid interest is due and payable on September 30, 2025, and not on demand.

In August 2018, the Company executed a demand promissory note with NCSC. The note bears interest at a per annum rate of 5.0%, compounded annually and computed on the basis of 365 or 366 days. The outstanding principal amount, plus accrued and unpaid interest, may be made immediately due and payable on demand by

NCSC. The Company may prepay the outstanding principal amount at any time without premium or penalty and without the prior consent of NCSC. All amounts outstanding under the note will also become immediately due and payable upon certain bankruptcy and insolvency related events. The principal amount of advances made by the related party to the Company pursuant to these notes totaled $33.0 million as of December 31, 2018 and 2019. The total interest outstanding on this note amounted to $0.5 million and $2.1 million as of December 31, 2018 and 2019, and was included in “related party notes payable” on the consolidated balance sheets. In July 2020, this note was amended and restated to provide that all outstanding principal and accrued and unpaid interest is due and payable on September 30, 2025, and not on demand.

In December 2019, the Company executed a demand promissory note with NantMobile. The note bears interest at a per annum rate of 3.0%, compounded annually and computed on the basis of 365 or 366 days. The outstanding principal amount, plus accrued and unpaid interest, may be made immediately due and payable on demand by NantMobile. The Company may prepay the outstanding principal amount at any time without premium or penalty and without the prior consent of NantMobile. All amounts outstanding under the note will also become immediately due and payable upon certain bankruptcy and insolvency related events. The principal amount of advances made by the related party to the Company pursuant to these notes totaled $55.0 million as of December 31, 2019. The total interest outstanding on this note amounted to $9 thousand as of December 31, 2019, and is included in “related party notes payable” on the consolidated balance sheets. In July 2020, this note was amended and restated to provide that all outstanding principal and accrued and unpaid interest is due and payable on September 30, 2025, and not on demand.

All demand promissory notes have no equity or equity linked convertible rights.

16.	Subsequent Events

In January 2020, the Company entered into a cost allocation agreement with NantKwest, or the Cost Allocation Agreement, pursuant to which the Company and NantKwest agreed to conduct a joint study for the clinical research being conducted pursuant to the protocol titled QUILT 3.063: A phase 2 study of combination therapy with an il-15 superagonist (N-803), off-the-shelf CD16-targeted natural killer cells (haNK), and avelumab without cytotoxic chemotherapy in subjects with Merkel Cell Carcinoma (MCC) that has progressed on or after treatment with a checkpoint inhibitor. Under the terms of the Cost Allocation Agreement, the parties will split certain joint study costs equally in accordance with the terms of the Cost Allocation Agreement and related work order. Shared joint study costs include costs related to conducting the joint study development activities, such as personnel-related costs, as well as all costs associated with regulatory matters. Costs and expenses incurred in connection with the development, manufacturing, supply, delivery, and pre-patient administration dosing mechanism of each party’s study drug are excluded from the shared joint study costs. Under the Cost Allocation Agreement, the Company and NantKwest will each receive exclusive rights to any new intellectual property developed that relates solely to our and its respective study drug, and will each have joint co-equal rights in any other developed intellectual property. The Cost Allocation Agreement expires upon the second anniversary of the effective date with an option to renew for additional successive one-year terms upon mutual agreement, but work orders for any joint studies still in process at the time of termination will continue until the applicable study is completed.

In January 2020, the Company entered into an exclusive licensing agreement with GlobeImmune, a consolidated entity, pursuant to which the Company obtained worldwide, exclusive licenses under certain patents, know-how and other intellectual property to use, research, develop and commercialize products with GlobeImmune’s COVID-19 vaccine program, other Tarmogen-based programs and neoepitopes program in exchange for consideration that license fees within the first two years of the agreement totaling up to $345.0 million in milestone payments related to the successful completion of clinical and regulatory milestones and up to $240.0 million in total milestone payments based on licensed product net sales milestones, and a royalty on net sales of licensed products, on a product-by-product basis ranging in percentage from the mid-single digits to the mid-teens. The Company may terminate this agreement, in whole or on a licensed-product-by-licensed-product and/or country-by-country basis, at any time upon 60 days’ written notice to

GlobeImmune. In addition, either party may terminate the agreement in the event of a material breach by, or bankruptcy of, the other party.

In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. We currently expect the COVID-19 pandemic to delay the timing of patient enrollment and treatment in certain of our ongoing clinical trials. However, the extent of such delays, if any, is currently unknown and has and will likely continue to vary by clinical trial site. In addition, we may incur unforeseen costs as a result of disruptions in clinical supply or preclinical study or clinical trial delays, but the impact is not known at this point as the scale and severity of the outbreak is still unknown. In May 2020, the Company’s COVID-19 vaccine candidate, human adenovirus vaccine (hAd5), was selected for Operation Warp Speed, a public-private partnership with the U.S. federal government to accelerate COVID-19 vaccine development.

In May 2020, NantKwest and the Company entered into a binding term sheet regarding the collaborative joint development, manufacturing, and marketing of certain therapeutics for the prevention and treatment of SARS-CoV-2 viral infections and associated conditions, including COVID-19, or the Joint COVID-19 Collaboration. Pursuant to the term sheet, the parties agree to jointly develop a natural killer cell therapy known as haNK, mesenchymal stem cells, or MSC, adenovirus constructs (hAd5), and Anktiva for the prevention and treatment of SARS-CoV-2 viral infections and associated conditions, including COVID-19. NantKwest will contribute the haNK, MSC, and certain of its manufacturing capabilities, and the Company will contribute hAd5, Anktiva, and certain manufacturing equipment. The Company and NantKwest will share equally in all costs relating to developing, manufacturing, and marketing the product candidates globally, starting from and after the effective date of the definitive agreement to be entered into with respect the Joint COVID-19 Collaboration. Global net profits from the collaboration products will be shared 60% / 40% in favor of the party contributing the product on which the sales are based. All net profits from sales of any combined collaboration products will be shared equally. The Company is negotiating and finalizing a definitive agreement related to this term sheet and expect to complete this definitive agreement by late August 2020, and the current plans and operations assume that this definitive agreement will be executed to continue the Joint COVID-19 Collaboration. However, if after August 21, 2020, the Company has not executed a definitive agreement, either ImmunityBio or NantKwest could terminate the arrangement.

In June 2020, the Company entered into a binding term sheet with Stabilitech Biopharma Ltd., or Stabilitech, pursuant to which the Company and NantKwest will receive, upon entering into a definitive agreement, an exclusive, worldwide license to certain of Stabilitech’s intellectual property rights relating to our SARS-CoV-2 and successor vaccine candidates, in exchange for mid to high single-digit royalties on net sales of the resulting licensed products. The Company will also grant to Stabilitech and its affiliates a non-exclusive, worldwide license under our intellectual property and technology relating to the Company’s adenovirus constructs. The Company have also agreed, subject to Stabilitech shareholder approval, to invest $2.0 million into the current equity financing round of Stabilitech on the same terms as the other investors in the June 2020 round.

In July 2020, the Company executed Amended and Restated Promissory Note agreement with each of the affiliate entities comprised of NantCapital, NantMobile, Nantworks and NCSC, and modified the payment term for the unpaid principal of each advances made under the on demand promissory notes, and any accrued and unpaid interest, to a fixed maturity date of September 30, 2025. The Company may prepay the outstanding amount of any advance, together with accrued and unpaid interest at any time, either in whole or in part, without premium or penalty and without the prior consent of the affiliate entities. All other terms and conditions of the on demand promissory notes continued in full force and effect. Accordingly, the related party notes payable were reflected as non-current liabilities on the consolidated balance sheet as of December 31, 2019.

The Company has evaluated subsequent events through August 4, 2020, the date on which the consolidated financial statements were available to be issued.

ImmunityBio, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(in thousands, except for share amounts)

	As of December 31,	As of September 30,
	2019	2020 (unaudited)
Assets
Current assets
Cash and cash equivalents	$60,293	$56,997
Marketable securities	4,055	4,666
Prepaid expenses and other current assets (including related parties)	10,411	14,561
Related party receivable	1,918	2,320

Total current assets	76,677	78,544
Property and equipment, net	27,776	22,228
Intangible assets	12,074	1,438
Convertible note receivable	5,879	6,066
Operating lease right-of-use assets	—	7,319
Other assets (including related parties)	1,132	1,270

Total assets	$123,538	$116,865

Liabilities and Stockholders’ Deficit
Current liabilities
Accounts payable	$7,051	$10,120
Accrued expenses and other current liabilities	18,555	28,488
Related party payable	10,909	15,706

Total current liabilities	36,515	54,314

Related party notes payable	181,621	251,539
Deferred income tax liability	3,108	377
Contingent consideration, non-current	939	108
Operating lease liability, non-current	—	7,126
Other non-current liabilities	4,236	851

Total liabilities	226,419	314,315

Commitments and Contingencies (Note 10)
Stockholders’ deficit
Common stock, $0.001 par value; 1,000,000,000 shares authorized at December 31, 2019 and September 30, 2020; 333,964,092 shares issued and outstanding at December 31, 2019 and September 30, 2020 respectively; excluding treasury stock, 200,000 shares outstanding at December 31, 2019 and September 30, 2020, respectively	63	63
Additional paid-in-capital	623,001	623,045
Accumulated deficit	(729,617)	(822,674)
Accumulated other comprehensive income	18	(4)

Total ImmunityBio stockholders’ deficit	(106,535)	(199,570)
Non-controlling interests	3,654	2,120

Total stockholders’ deficit	(102,881)	(197,450)

Total liabilities and stockholders’ deficit	$123,538	$116,865

The accompanying notes are an integral part of these condensed consolidated financial statements.

ImmunityBio, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except per share amounts)

(Unaudited)

	Nine months ended September 30,
	2019	2020
Revenues (including $1,372 and $1,296 with a related party for the nine months ended September 30, 2019 and 2020, respectively)	$2,074	$1,819

Operating expenses:
Research and development	49,060	52,547
General and administrative	19,179	30,484
Change in loss contingency	886	349
Impairment to intangible asset	—	10,660

Total operating expenses	69,125	94,040

Loss from operations	(67,051)	(92,221)
Other income (expense):
Interest expense, net	(3,658)	(5,862)
Other income (expense), net	(844)	1,611

Loss before income taxes and non-controlling interests	(71,553)	(96,472)
Income tax (expense) benefit	—	1,643

Net Loss	(71,553)	(94,829)
Net loss attributable to non-controlling interest, net of tax	(2,406)	(1,534)

Net loss attributable to ImmunityBio common stockholders	$(69,147)	$(93,295)

Net loss per ImmunityBio common share- basic and diluted	$(0.21)	$(0.28)

Weighted average number of common shares used in computing net loss per share -basic and diluted	332,395	333,964

Other comprehensive income (loss):
Other comprehensive income, net of tax	(26)	(22)

Comprehensive loss	(71,579)	(94,851)

Comprehensive loss attributable to non-controlling interests	(2,406)	(1,534)

Comprehensive loss attributable to ImmunityBio common stockholders	$(69,173)	$(93,317)

The accompanying notes are an integral part of these condensed consolidated financial statements.

ImmunityBio, Inc. and Subsidiaries

Condensed Consolidated Statements of Stockholders’ Deficit

(In thousands)

(Unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total ImmunityBio Equity	Non- controlling Interests	Total Stockholders’ Deficit
	Units	Amount
Balance at December 31, 2018	329,170	59	585,482	(4,088)	(632,053)	(50,600)	(12,318)	(62,918)
Issuance of common stock for equity investment	2,500	2	29,998	—	—	30,000	—	30,000
Issuance of common stock under equity incentive plan	11	—	16	—	—	16	—	16
Stock-based compensation	—	—	681	—	—	681	—	681
Warrant exercise	2,533	2	6,711	—	—	6,713	—	6,713
Deconsolidation of Precision Biologics	—	—	—	—	—	—	18,353	18,353
Stock repurchase and cancellation	(250)	—	—	—	(2,000)	(2,000)	—	(2,000)
Adjustment to beginning accumulated deficit from adoption of ASU2016-01	—	—	—	4,141	(4,141)	—	—	—
Accumulated other comprehensive loss, net of tax	—	—	—	(24)	—	(24)	—	(24)
Net loss	—	—	—	—	(69,147)	(69,147)	(2,406)	(71,553)

Balance at September 30, 2019	333,964	$63	$622,888	$29	$(707,341)	$(84,361)	$3,629	$(80,732)

The accompanying notes are an integral part of these condensed consolidated financial statements.

ImmunityBio, Inc. and Subsidiaries

Condensed Consolidated Statements of Stockholders’ Deficit

(In thousands)

(Unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Im munityBio Equity	Non- controlling Interests	Total Stockholders’ Deficit
	Units	Amount
Balance at December 31, 2019	333,964	63	623,001	18	(729,617)	(106,535)	3,654	(102,881)
Stock-based compensation	—	—	44	—	—	44	—	44
Cumulative effect of the adoption of the new lease standard	—	—	—	—	238	238	—	238
Accumulated other comprehensive loss, net of tax	—	—	—	(22)	—	(22)	—	(22)
Net loss	—	—	—	—	(93,295)	(93,295)	(1,534)	(94,829)

Balance at September 30, 2020	333,964	$63	$623,045	$(4)	$(822,674)	$(199,570)	$2,120	$(197,450)

The accompanying notes are an integral part of these condensed consolidated financial statements.

ImmunityBio, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(in thousands)

(Unaudited)

	Nine months ended September 30,
	2019	2020
Cash flows from operating activities:
Net loss	$(71,553)	$(94,829)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,577	3,693
Impairment to intangible asset	—	10,660
Noncash lease expense	—	1,300
Loss on disposal of assets	381	—
Stock-based compensation	681	44
Unrealized (gain) loss on marketable securities, net	524	(514)
Change in fair value of contingent consideration	693	(831)
Changes in accrued interest, including related parties	(2,427)	6,031
Loss on deconsolidation of Precision	886	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(3,147)	(4,288)
Accounts payable	461	3,022
Accrued expenses and other current liabilities	1,888	9,534
Operating lease liability, non-current	—	(427)
Deferred tax liability	—	(2,731)

Net cash used in operating activities	(68,036)	(69,336)

Cash flows from investing activities:
Purchases of property and equipment	(1,389)	(1,192)
Purchase of marketable securities	(455)	(70)
Proceeds from sales of marketable securities	72	—

Net cash used in investing activities	(1,772)	(1,262)

Cash flows from financing activities:
Proceeds from (repayments of) related party promissory notes	(12,328)	63,700
Proceeds from (repayments of) related party payables	(1,734)	3,675
Proceeds from issuance of common stock	30,000	—
Proceeds from exercise of stock options	16	—
Repurchase of common stock	(2,000)	—

Net cash provided by financing activities	13,954	67,375

Effect of currency exchange rate changes on cash	1	(73)
Net decrease in cash and cash equivalents	(55,853)	(3,296)
Cash and cash equivalents, beginning of period	78,279	60,293

Cash and cash equivalents, end of period	$22,426	$56,997

Significant non-cash investing and financing activities
Issuance of equity for warrant exercises via reduction of related party promissory notes and accrued interests	$6,040	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

ImmunityBio, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

1.	Business

Organization

ImmunityBio, Inc. (fka NantCell, Inc.), (including its subsidiaries, referred to as “ImmunityBio” or the “Company”) was originally formed as a Delaware limited liability company on November 18, 2014, under the name NantBioCell, LLC. On January 9, 2015, the name of the limited liability company was changed to NantCell, LLC. On April 10, 2015, it was converted to a Delaware corporation under the name NantCell, Inc. On May 31, 2019, its name was changed to ImmunityBio, Inc. The Company is majority owned by an entity controlled by Dr. Soon-Shiong, chairman and chief executive officer of the Company. The Company is headquartered in Culver City, California.

ImmunityBio is an immunotherapy company with a broad portfolio of biological molecules at various stages of clinical development. The Company’s goal is to employ this portfolio to activate endogenous natural killer and CD8+ T-cells for the treatment and prevention of cancer and infectious diseases. Specifically, ImmunityBio’s goal is to develop a memory T-cell cancer vaccine to combat multiple tumor types, without the use of high-dose chemotherapy. In the field of infectious disease, ImmunityBio’s goal is to develop therapies, including vaccines, for the prevention and treatment of human immunodeficiency virus, or HIV, influenza, and the novel coronavirus SARS-CoV-2.

ImmunityBio’s first-in-human platform of technologies has enabled it to achieve one of the most comprehensive, late-stage clinical pipelines, activating both the innate (natural killer cell) and adaptive immune systems. The product pipeline includes an antibody cytokine fusion protein (an IL-15 superagonist (N-803) known as Anktiva), an albumin-associated anthracycline synthetic immunomodulator (aldoxorubicin), second-generation adenovirus (hAd5) and yeast vaccine technology (targeting tumor-associated antigens and neoepitopes), checkpoint inhibitors, macrophage polarizing peptides, bi-specific fusion proteins targeting TGF-ß and IL-12.

In December 2019, the U.S. Food and Drug Administration, or FDA, granted Breakthrough Therapy designation to Anktiva for bacillus Calmette-Guérin, or BCG, unresponsive carcinoma in situ non-muscle invasive bladder cancer. Other indications currently at registration-stage studies include BCG unresponsive papillary bladder cancer, first- and second-line lung cancer, and metastatic pancreatic cancer.

Liquidity and Capital Resources

The Company has experienced net losses since its inception and has an accumulated deficit of $822.7 million as of September 30, 2020. The Company expects to continue to incur losses and have negative net cash flows from operating activities, as a result of substantial resources required for expanding its portfolio and engaging in further research and development of immunotherapy products, particularly for conducting preclinical studies and clinical trials and the lack of sources of revenues until such time as the Company’s product candidates are commercialized. These conditions could raise substantial doubt about the entity’s ability to continue as a going concern for a reasonable period of time.

The accompanying condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern. This contemplates the realization of assets and the satisfaction of liabilities in the normal course of business, and does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from the outcome of this uncertainty. The Company believes its existing cash, cash equivalents and ability to borrow from affiliated entities will be sufficient to fund operations through at least 12 months following the issuance date of the consolidated financial statements based upon the intent and ability of the Company’s chairman and chief executive officer to support the Company’s operations with additional funds as required. The Company expects to fund operating activities through a combination of equity, equity-linked and debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements, however, the Company may not be able to secure such financing in a timely manner or on favorable terms. Without additional funds, the Company may choose to delay, reduce, or eliminate its product development or future commercialization efforts. Further, because of the risk and uncertainties associated with the commercialization of the Company’s existing product candidates, the Company may need additional funds to meet its needs sooner than planned. To date, the Company’s primary sources of capital have been private placements and debt financing agreements including related party promissory notes with NantCapital, LLC, or NantCapital, California Capital Equity, LLC, or CalCap, NantCancerStemCell, LLC, or NCSC, NantMobile, LLC, or NantMobile, and NantWorks, LLC, or NantWorks, which are primarily funded and led by the Company’s chairman and chief executive officer. See Note 15 for more information regarding related party transactions.

2.	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying condensed consolidated financial statements, the financial data and other information disclosed in these notes to the financial statements as of September 30, 2020 and related to the nine months periods are unaudited.

The interim unaudited condensed consolidated financial statements have been prepared on the same basis as the Company’s annual financial statements and, in the opinion of management, reflect all adjustments, which consist of only normal recurring adjustments, necessary for the fair statement of the Company’s financial information. The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for the full year. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2019.

Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of ImmunityBio, its wholly-owned subsidiaries, and certain variable interest entities, or VIE, for which the Company is the primary beneficiary. All intercompany transactions have been eliminated. For consolidated entities where the Company owns or is exposed to less than 100% of the economics, the Company records net income (loss) attributable to noncontrolling interest in the condensed consolidated statements of income equal to the percentage of the economic or ownership interest retained in such entities by the respective noncontrolling parties.

GlobeImmune was determined to be a VIE as it does not have sufficient equity investment at risk to finance its operations without additional subordinated financial support and the Company is deemed the primary beneficiary of GlobeImmune and, accordingly, consolidates GlobeImmune into the consolidated financial statements under the VIE model. GlobeImmune recognized $0.2 million and $0 million of revenues for the nine months ended September 30, 2019 and 2020, respectively, and $5.8 million and $1.8 million of related operating expenses for the nine months ended September 30, 2019 and 2020, respectively. Condensed consolidated balance sheets include approximately $2.3 million and $0.5 million of total assets and $1.5 million and $0.2 million of total liabilities as of December 31, 2019 and September 30, 2020 related to the GlobeImmune, respectively.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets, liabilities, revenues and expenses and related disclosures. On an ongoing basis, the Company evaluates its significant accounting policies and estimates. The Company bases its estimates on historical experience and on various other market-specific and relevant assumptions that it believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. To date, the Company’s operations have not been significantly impacted by the COVID-19 outbreak. However, the Company cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak may have on the financial condition and results of operations, including ongoing and planned clinical trials. More specifically, the recent uptick of COVID-19 outbreaks worldwide and in particular across the U.S. may result in prolonged impacts that the Company cannot predict at this time and the Company expects that such uncertainties will continue to exist until such time a vaccine is available. The impact of the COVID-19 coronavirus outbreak on the financial performance of the company will depend on future developments, including the duration and spread of the outbreak and related governmental advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain. If the financial markets and/or the overall economy are impacted for an extended period, our results may be adversely affected.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, and convertible note receivable. The Company maintains balances at financial institutions which, from time to time, may exceed Federal Deposit Insurance Corporation insured limits for the banks located in the United States. Balances at financial institutions within certain foreign countries are not covered by insurance. The Company has not experienced any losses in these financial institution accounts. The Company also monitors the creditworthiness of the borrower of the convertible promissory note. The Company believes that any concentration of credit risk in its convertible note receivable was mitigated in part by the Company’s ability to convert, if necessary, at the qualifying financing event or upon a payment default into shares of the senior class of equity securities of the borrower.

Loss Contingencies

The Company is involved in various legal proceedings in the normal course of business. A loss contingency is recorded if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. The Company evaluates, on a quarterly basis, developments in legal proceedings and other matters that could cause a change in the potential amount of the liability recorded or of the range of potential losses disclosed. Loss contingencies that are determined to be reasonably possible, but not probable, are disclosed but not recorded. Legal fees incurred as a result of the legal procedures are expensed as incurred.

Basic and Diluted Net Loss per Common Share

Basic net loss per share, or EPS, is computed by dividing the net loss attributable to ImmunityBio common stockholders by the weighted-average number of common shares outstanding during the applicable period. Diluted EPS is computed similarly to basic loss per share except that the denominator is increased to include the number of additional shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. The potential dilutive effect from contingent shares have been excluded from the diluted loss per share calculation when the effect of including such shares is anti-dilutive.

The following table details those securities which have been excluded from the computation of potentially dilutive securities (in thousands):

	September 30, 2019	September 30, 2020
Warrants to purchase common stock	2,000	2,000
Options and restricted stocks to purchase common stock	1,941	1,941

Total	3,941	3,941

Lease Obligations

The Company adopted Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 842, Leases, or ASC 842, effective January 1, 2020, using the required modified retrospective approach and utilizing the effective date as its date of initial application. As a result, prior periods are presented in accordance with the previous guidance in ASC 840, Leases, or ASC 840.

The Company elected the following practical expedients, which must be elected as a package and applied consistently to all of its leases at the transition date (including those for which the entity is a lessee or a lessor): i) the Company did not reassess whether any expired or existing contracts are or contain leases; ii) the Company did not reassess the lease classification for any expired or existing leases (that is, all existing leases that were classified as operating leases in accordance with ASC 840 are classified as operating leases, and all existing leases that were classified as capital leases in accordance with ASC 840 are classified as finance leases); and iii) the Company did not reassess initial direct costs for any existing leases.

For contracts entered into on or after the effective date, the Company determines if an arrangement is, or contains, a lease at lease inception based on the unique facts and circumstances present in the arrangement. Leases entered into prior to January 1, 2020, which were accounted for under ASC 840, Leases, were not reassessed as the Company elected the package of practical expedients permitted under the transition guidance within the new standard, allowed the Company to carry forward the historical lease classification.

For all leases other than short-term leases, at the lease commencement date, a right-of-use asset and a lease liability are recognized. The right-of-use asset represents the right to use the leased asset for the lease term. At lease commencement, leases are classified as either finance leases or operating leases. The Company does not currently have any leases classified as finance leases. The operating leases are included in operating lease right-of-use assets, other current liabilities, and operating lease liabilities, non-current on the condensed consolidated balance sheet.

At the commencement date, operating lease right-of-use assets and operating lease liabilities are measured based on the present value of lease payments to be made over the lease term. Operating lease right-of-use assets also include any rent paid prior to the commencement date, less any lease incentives received, and initial direct costs incurred. Lease expense is recognized on a straight-line basis over the lease term. As the rate implicit in lease contracts are not readily determinable, the Company utilizes its incremental borrowing rate as discount rate for purposes of determining the present value of lease payments, which is based on the estimated interest rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. To estimate its incremental borrowing rate, a credit rating applicable to the Company is estimated using a synthetic credit rating analysis since the Company does not currently have a rating agency-based credit rating. Prospectively, the Company will remeasure the lease liability at the net present value of the remaining lease payments using the same incremental borrowing rate that was in effect as of the lease commencement or transition date. The Company will adjust the right-of-use assets for changes in the lease liability, the remaining balance of any lease incentives received, and any cumulative prepaid or accrued rent.

The Company has elected to combine lease components with non-lease components, which consist primarily of common-area maintenance costs for the real estate leases. Variable lease payments include amounts relating to common area maintenance and real estate taxes, which are based on the actual costs to the lessor. These amounts are reflected in variable lease expense.

The Company has elected not to recognize right-of-use assets and lease liabilities for qualifying short-term leases with an initial lease term of 12 months or less at lease commencement. Such leases are expensed on a straight-line basis over the lease term. The lease term includes the non-cancellable period of the lease and any additional periods covered by either options to renew or not to terminate, when the Company is reasonably certain to exercise.

Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life and the remaining lease term.

Recently Adopted Accounting Standards

Application of New or Revised Accounting Standards—Adopted

In February 2016, the FASB issued Accounting Standards Update, or ASU, 2016-02, Leases (Topic 842), which requires lessees to recognize assets and liabilities for operating leases with lease terms greater than twelve months in the balance sheet. In July 2018, the FASB further amended this standard to allow for a new transition method that offers the option to use the effective date as the date of initial application.

The adoption of ASC 842 had a substantial impact on the balance sheet. The most significant impacts were (i) the recognition of approximately $8.4 million of operating lease right-of-use assets, and approximately $9.5 million of operating lease liabilities, and (ii) the derecognition of assets and liabilities associated with the build-to-suit leases under ASC 840 (resulting in the derecognition of property, plant and equipment, net, of $3.2 million and net adjustments to related liabilities of $3.5 million). The difference between the operating lease assets and liabilities of $1.1 million was primarily attributable to the change in classification of lease incentives from current liabilities and other non-current liabilities prior to the adoption reflected as a reduction in the net lease assets after the adoption. The build-to-suit leases were recorded as operating leases under ASC 842. The difference between the excess of build-to-suit related liabilities and assets of approximately $0.2 million was recorded as an increase to our accumulated deficit. The cumulative-effect adjustment had no tax impact due to the valuation allowance against the gross deferred tax asset less reversing deferred tax liabilities. Adoption of this standard had no material impact on our results of operations and cash flows.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The existing guidance on nonemployee share-based payments is significantly different from current guidance for employee share-based payments. This new guidance expands the scope of the employee share-based payments guidance to include share-based payments issued to nonemployees, including measuring equity awards to nonemployees at grant-date fair value, aligning the accounting for share-based awards with performance conditions, and eliminating the requirement to reassess the classification of nonemployee share-based awards upon vesting. The Company adopted the new standard on January 1, 2020 and the adoption did not have a material effect on the Company’s financial statement presentation or disclosures.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The new standard makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. The Company adopted the new standard on January 1, 2020 and the adoption did not have a material effect on the Company’s financial statement presentation or disclosures.

Recently Issued Accounting Standards Not Yet Adopted

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, or ASU 2016-13. ASU 2016-13 requires measurement and recognition of expected credit losses for financial assets. In April 2019, the FASB issued clarification to ASU 2016-13 within ASU 2019-04 “Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments.” The guidance will become effective for the Company beginning in the first quarter of 2023 and must be adopted using a modified retrospective approach, with certain exceptions. The Company is evaluating the impact, if any, that this pronouncement will have on our condensed consolidated financial statements.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606, or ASU 2018-18. The amendments in this update clarifies that certain transactions between collaborative arrangement participants should be accounted for as revenue when the collaborative arrangement participant is a customer in the context of a unit of account and precludes recognizing as revenue consideration received from a collaborative arrangement participant if the participant is not a customer. The new standard will be effective beginning January 1, 2021 and early adoption is permitted. The Company is currently evaluating the potential impact ASU 2018-18 may have on its financial position and results of operations upon adoption.

Other recent authoritative guidance issued by the FASB (including technical corrections to the ASC), the American Institute of Certified Public Accountants, and the Securities and Exchange Commission during the nine months ended September 30, 2020 did not, or are not expected to, have a material effect on our consolidated financial statements.

3.	Marketable Securities

Available-for-sale investments

The amortized cost, gross unrealized gains, gross unrealized losses and fair values of marketable securities which were considered as available-for-sale, by type of security were as follows (in thousands):

	Maturity (in years)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Types of securities as of December 31, 2019
Mutual funds		$36	$—	$—	$36
Foreign bonds	More than 2 years	664	—	—	664

Total		$700	$—	$—	$700

	Maturity (in years)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Types of securities as of September 30, 2020
Mutual funds		$35	$2	$—	$37
Foreign bonds	More than 2 years	737	48	—	785

Total		$772	$50	$0	$822

Realized gains and losses on sales of available for sale securities during the nine months ended September 30, 2020 and 2019 were immaterial. The cost of securities sold is based on the specific-identification method.

As of September 30, 2020, none of the securities was in an unrealized loss position over 12 months. The Company evaluated the securities for other-than-temporary impairment. As the Company does not intend to sell the investments and it is not more likely than not that it will be required to sell the investments before recovery of their amortized cost bases, the Company concluded that there was no other-than-temporary impairment loss during the nine months ended September 30, 2020. As of December 31, 2019 and September 30, 2020, aggregate gross unrealized loss of available-for-sale investments was immaterial.

Equity securities

The Company held investments in equity securities with readily determinable fair values of $3.4 million and $3.8 million as of December 31, 2019 and September 30, 2020, respectively, which are included in marketable securities in the consolidated balance sheets. Gains and losses recognized on equity securities with readily determinable fair values, including gains and losses recognized on sales, were not material for the nine months ended September 30, 2019 and 2020.

4.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, based on our principal or, in absence of a principal, most advantageous market for the specific asset or liability.

The Company determines the fair value of financial and non-financial assets and liabilities using the fair value hierarchy, which establishes three levels of inputs that may be used to measure fair value, as follows:

Level 1: Inputs based on unadjusted quoted market prices for identical assets or liabilities in active markets at the measurement date.

Level 2: Observable inputs other than quoted prices in active markets that are observable either directly or indirectly in the marketplace for identical or similar assets and liabilities.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

During the periods presented, no transfers were made into or out of the Level 1, 2 or 3 categories. The Company will continue to review the fair value inputs on a quarterly basis.

Financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2019 and September 30, 2020 consisted of the following (in thousands):

	Fair Value Measurements at December 31, 2019
	Total	Level 1	Level 2	Level 3
Assets:
Current:
Cash and cash equivalents	$60,293	$60,293	$—	$—
Mutual funds	36	36	—	—
Equity securities	3,355	3,355	—	—
Foreign bonds	664	664	—	—

Total assets measured at fair value	$64,348	$64,348	$—	$—

Liabilities:
Contingent consideration obligation (1)	$(1,725)	$—	$—	$(1,725)

	Fair Value Measurements at September 30, 2020
	Total	Level 1	Level 2	Level 3
Assets:
Current:
Cash and cash equivalents	$56,997	$56,997	$—	$—
Mutual funds	37	37	—	—
Equity securities	3,844	3,844	—	—
Foreign bonds	785	785	—	—

Total assets measured at fair value	$61,663	$61,663	$—	$—

Liabilities:
Contingent consideration obligation (1)	$(928)	$—	$—	$(928)

(1)

The contingent consideration obligations are related to the acquisitions of VivaBioCell, S.p.A., or VivaBioCell, and Receptome, LLC, or Receptome. The contingent consideration obligations are recorded at their estimated fair values, and are revalued each reporting period until the related contingencies are resolved. The fair value measurements of these obligations are based on significant inputs not observable in the market (a Level 3 measurement within the fair value hierarchy) and are reviewed periodically by management. These inputs include the estimated probabilities and timing of achieving specified development and sales milestones, as well as the discount rate used to determine the present value of these milestones. Contingent considerations may change significantly as development progresses and additional data are obtained. Significant changes that would increase or decrease the probabilities or timing of achieving the development and sales milestones would result in a corresponding increase or decrease in the fair value of the contingent consideration obligations, which would be recognized in the consolidated statements of operations and comprehensive loss. The liability does not include $0.8 million contingent consideration payable related to an achieved contingent milestone which was recorded under “Accrued expenses and other current liabilities” in the consolidated balance sheets. See Note 10 for additional information.

Changes in the carrying amount of contingent consideration obligations were as follows (in thousands):

	Nine months ended September 30,
	2019	2020
Beginning balance	$(1,004)	$(1,725)
Net (increase) decrease in valuation	(693)	797

Ending balance	$(1,697)	$(928)

5.	Prepaid Expenses and Other Current Assets

Prepaid expense and other current assets as of December 31, 2019 and September 30, 2020 consisted of the following (in thousands):

	December 31,	September 30,
	2019	2020 (unaudited)
Insurance claim receivable	$6,350	$6,150
Prepaid manufacturing services	1,919	2,623
Prepaid R&D	536	4,635
Prepaid insurance	421	220
Prepaid rent	—	186
Grant receivable	402	—
Prepaid services	130	449
Other	653	298

Prepaid expenses and other current assets	$10,411	$14,561

6.	Property and Equipment, net

Property and equipment as of December 31, 2019 and September 30, 2020 consisted of the following (in thousands):

	December 31,	September 30,
	2019	2020 (unaudited)
Building	$3,414	$—
Furniture & fixture	565	588
Equipment and other	13,027	13,814
Computer equipment and software	1,087	1,183
Leasehold improvements	17,908	18,427
Construction in progress	1,333	1,455

Subtotal	37,334	35,467
Less: accumulated depreciation	(9,558)	(13,239)

Property and equipment, net	$27,776	$22,228

Depreciation expense was $3.6 million and $3.7 million for the nine months ended September 30, 2019 and 2020, respectively. During the nine months ended September 30, 2019, the Company sold certain laboratory equipment in an auction with a cost of $0.5 million and accumulated depreciation of $80 thousand were disposed of for proceeds of $60 thousand, resulting in a loss on disposal of $0.4 million, which was included in “Other income (expense), net”.

7.	Intangible Assets

Intangible assets consist of acquired in-process research and development not subject to amortization, and other intangible assets subject to amortization. As of December 31, 2019 and September 30, 2020, the Company only had indefinite-lived in-process research and development, or IPR&D, intangible assets, which were obtained from business acquisitions. For the nine months period ended September 30, 2020, the Company concluded that the LMP1 and LMP/IPS program did not justify further efforts based on the preclinical data gathered and suspended the program. As a result, the carrying value of the IPR&D relating to the LMP1 and LMP/IPS program was written down to zero and the Company recorded an impairment charge of $10.7 million within Research and development expenses on the Condensed Consolidated Statements of Operations and Comprehensive Loss. No charges were recorded in 2019.

8.	Convertible Note Receivable

On June 27, 2016, ImmunityBio executed a convertible promissory note with Riptide Bioscience, Inc., or Riptide, and advanced Riptide for a principal amount of $5.0 million with interest on the outstanding principal amount at the rate of five percent per annum. Concurrent with the transaction, the Company entered into an exclusive license agreement with Riptide to obtain worldwide exclusive rights, with the right to sublicense, certain know-how related to RP-182, RP-233 and RP-183. In the event of a qualified financing, the outstanding principal amount and unpaid accrued interest automatically converts into the most senior class of preferred stock sold in such qualified financing at a 25% discount to the price per share paid for such preferred stock. In addition, in the event of a change in control, the Company will have the option to be paid in cash or convert, immediately prior to the closing of such transaction, the outstanding indebtedness into Riptide’s most senior class of equity securities at a 25% discount to the price per share paid for such equity securities in such transaction. This option for receiving a 25% discount was determined to have an immaterial value at inception and life to date of the note, as the probability of a future qualifying event is remote.

The Company is required to pay a single-digit royalty on net sales of licensed products on a country-by-country basis. Pursuant to the license agreement, the Company is also required to make cash milestone payments upon successful completion of certain clinical, regulatory and commercial milestones up to an aggregated amount of $47.0 million for the first three indications of the licensed product with a maximum payment amount of $100.0 million.

On March 25, 2019, the Company and Riptide entered into a first amendment to the convertible promissory note. Under the agreement, the Company extended the maturity of the promissory note to the earlier of, a) the later of, i) the completion of non-clinical IND enabling studies by ImmunityBio, or ii) December 31, 2020; and b) when the Company accelerates the maturity of the note upon the occurrence of an event of default.

Concurrently, the Company also entered into a first amendment to the exclusive license agreement with Riptide and extended the achievement dates for certain clinical trial milestones related to the Riptide licensed products. All other terms and conditions of the license agreement continued in full force and effect.

The convertible note receivable balance was $5.9 million and $6.1 million, which included the accrued interest of $0.9 million and $1.1 million, at December 31, 2019 and September 30, 2020, respectively.

9.	Accrued Liabilities

Accrued liabilities and other current liabilities consisted of the following (in thousands):

	December 31,	September 30,
	2019	2020 (unaudited)
Accrued compensation	$3,832	$3,762
Accrued professional and consulting services	2,968	6,605
Accrued clinical	2,163	2,710
Accrued dissenting shares (1)	6,335	6,684
Deferred revenue	495	697
Accrued contingent consideration payable	786	820
Accrued research and development costs	392	5,082
Deferred rent, current	526	—
Built-to-suit liability, current	151	—
Operating lease liability, current	—	1,404
Accrued other	907	724

Total Accrued liabilities and other current liabilities	$18,555	$28,488

(1)	See Note 10 for additional information.

10.	Commitments and Contingencies

Funding Commitments

The Company is party to various agreements, principally relating to licensed technology that require future payments relating to milestones that may be met in subsequent periods or royalties on future sales of specific licensed products. The Company may be obligated to make future development, regulatory and commercial milestone payments and royalty payments on future sales of specific products associated with the Company’s collaboration and license agreements. Payments under these agreements generally become due and payable upon achievement of such milestones or sales. When the achievement of these milestones or sales have not occurred, such contingencies are not recorded in the Company’s consolidated financial statements.

Lease Arrangements:

The Company adopted ASC 842, as of January 1, 2020, using the modified retrospective transition approach discussed in further detail in Note 2. As a result, prior periods were not recast. The following disclosures relate to the lease balances as of January 1, 2020 and September 30, 2020, under ASC 842 (in thousands):

	Balance January 1, 2020	Balance September 30, 2020
Operating lease right-of-use assets	$8,402	$7,319
Other current liabilities	$1,602	$1,404
Operating lease liability, non-current	$7,946	$7,126

All of the operating right-of-use assets and operating lease liabilities relate to facilities leases. The Company has leases in multiple facilities across the United States and Italy including in El Segundo, California (general corporate and administrative activities, research and development and regulatory), Seattle, Washington (research and development), Louisville, Colorado (research and development and manufacturing), Miramar, Florida (clinical development), Morrisville, and Udine and Tavangnacco, Italy (GMP-in-a-Box). The typical leases include an initial term ranging from three to seven years with a three to ten years renewal option. The initial terms of these leases expire at various dates through March 2026. None of the lease terms used to calculate the future lease payments include periods covered by the renewal options, as the Company is not reasonably certain to exercise these options at lease commencement dates.

Operating lease costs of $3.5 million, including $1.4 million variable lease costs for the nine months ended September 30, 2020, was recorded in research and development expense and selling, general and administrative expense on the condensed consolidated statements of operations. The total short-term lease expense was immaterial for the nine months ending September 30, 2020. The weighted-average remaining lease term as of January 1, 2020 and September 30, 2020 was 4.7 years and 4.0 years respectively. The weighted-average discount rate as of January 1, 2020 and September 30, 2020 was 9%. For the nine months period ending September 30, 2020, cash outflows from operating leases was $2.6 million.

As an effort of restructuring clinical laboratories, the Company vacated two facilities in Miramar, Florida and subleased the space to third parties under two separate sublease agreements, which both expire in February 2021. The operating sublease incomes for these two subleases were $0.3 million for the nine months ended September 30, 2020.

In September 2020, the Company entered into a Sublease Agreement with NantKwest, and agreed to sublease a manufacturing and research and development facility located in El Segundo to NantKwest. The total premises of the building comprises approximately 11,980 rentable square feet, and the sublease premises comprises approximately 6,901 rental square feet. The sublease commenced in August 2020, and expires in July 2022, with an option to extend the initial term for an additional one year. The security deposit from NantKwest for the subleased facility is $0.4 million. In addition to the monthly base rent, the Company passes through the operating expenses and variable lease costs in proportion to the subleased square feet, and depreciation costs for equipment that is used by NantKwest in the subleased facility. The operating sublease income was $0.1 million and the reimbursements of operating expenses, variable costs and depreciation costs were $0.3 million for the nine months ended September 30, 2020.

The following is a schedule of the future lease year. payments required under these leases as of September 30, 2020 (in thousands). Common area maintenance costs and taxes are not included in these payments.

Year ending December 31:	Operating Leases
2020 (excluding the nine months ended September 30, 2020)	$570
2021	2,012
2022	2,023
2023	2,083
2024	2,020
Thereafter	1,920

Total future lease payments	10,628
Less: imputed interest	(2,099)

Present value of operating lease liabilities	$8,529

Contingent Consideration related to Business Combination

On April 10, 2015, NantWorks, a related party, acquired 100% interest in VivaBioCell via its wholly owned subsidiary, VBC Holdings, LLC, or VBC Holdings, for $0.7 million less working capital adjustments. On June 15, 2015, NantWorks contributed its equity interest in VBC Holdings to the Company, in exchange for cash consideration equal to its cost basis in the investment. VivaBioCell develops bioreactors and products based on cell culture and tissue engineering in Italy. In connection with this transaction, the Company is obligated to pay the former owners up to $3.7 million upon the achievement of certain sales milestones relating to scaffold technology and certain clinical and regulatory milestones relating to the GMP-in-a-Box technology. The estimated fair value of the contingent consideration obligation totaled $1.1 million at the acquisition date. The subsequent change to the contingent consideration obligation is recorded in research and development expense. A contingent payment related to a clinical milestone of $0.8 million became payable as of December 31, 2019. The fair value of the contingent consideration obligation increased $0.7 million and $0.0 million during the nine months ended September 30, 2019 and 2020.

On October 4, 2016, in connection with the acquisition of the 50% interest in Receptome, the Company paid $5.0 million in cash and assumed obligations to make contingent milestone payments of up to $4.0 million in cash. In May 2018, the Company issued 500,000 shares of ImmunityBio common stock in exchange for the remaining 50% interest in Receptome, with an assigned value of $5.0 million at $10.00 per share. In addition, the Company assumed an aggregate contingent consideration liability of up to $4.0 million, which is payable in the Company’s common stock upon the achievement of the same contingent milestones. The estimated fair value of the contingent consideration obligation totaled $0.3 million at the acquisition date. The subsequent change to the contingent consideration obligation is recorded in research and development expense. For the nine months ended September 30, 2019 and 2020, the Company recorded $0.0 million and $0.4 million decrease to the fair value of this contingent consideration, respectively, on the consolidated statements of operations and comprehensive loss. As of September 30, 2019, the fair value of the contingent consideration obligation is deemed as zero, as the research and development of the LMP1 and LMP/IPS programs are suspended.

In connection with the acquisition of Altor BioScience Corporation, or Altor, the Company issued contingent value rights, or CVRs, under which the Company has agreed to pay the prior stockholders of Altor approximately $304.0 million upon successful approval of the Biologics License Application, or BLA, or foreign equivalent for Anktiva by December 31, 2022 and approximately $304.0 million upon the first calendar year before December 31, 2026 in which worldwide net sales of Anktiva exceed $1.0 billion (with the payments payable in cash or shares of the Company’s common stock or a combination of both). Dr. Soon-Shiong and his related party hold approximately $279.5 million in the aggregate of CVRs and they have both irrevocably agreed to receive shares of common stock in satisfaction of their CVRs. As the transaction was recorded as an asset acquisition, the future CVR payments will be recorded when the corresponding events are probable of achievement or the consideration becomes payable.

In connection with the GlobeImmune, Inc., or GlobeImmune, acquisition, on April 28, 2017, the Company, Celgene Corporation, or Celgene, and Celgene Alpine Investment Co. II, LLC, or, together with Celgene, the Celgene entities, entered into an assignment and assumption agreement, pursuant to which the Celgene entities assigned to the Company all of their rights, obligations, title, and interest under the worldwide exclusive licenses for the GI-6200 and GI-6300 programs that were obtained from GlobeImmune prior to GlobeImmune’s acquisition by the Company. In return, for each product licensed pursuant to such licenses, the Company is required to pay the Celgene entities $5.0 million in cash or shares of the Company’s common stock, at Celgene’s election, upon achievement of certain regulatory milestones. In addition, the Company is required to pay tiered low to mid-single-digit percentage royalties on net sales of the licensed products on a product-by-product and country-by-country basis. The Company’s obligation to pay royalties continues, on a licensed product-by-licensed product and country-by-country basis, until the later of (i) the date on which such licensed product is no longer covered by a valid claim of a patent licensed pursuant to the agreement in such country and (ii) ten years after the first commercial sale of such licensed product in such country. No milestone has been achieved as of September 30, 2020.

Legal Matters:

Precision Biologics

Feldman v. Soon-Shiong, et al. On October 2, 2015, the Company invested $50.0 million cash in Precision Biologics in exchange for 41.0 million shares of Precision Biologics’ Series A Preferred Stock, then representing 68.5% ownership of Precision Biologics, and the option to purchase additional shares of Series A Preferred Stock up to an aggregate purchase price of $25.0 million for the two years following the investment. On July 5, 2017, a Precision Biologics stockholder, filed a complaint (individually and derivatively on behalf of Precision Biologics), and filed an amended complaint on November 6, 2017, against the Company and other defendants, asserting claims for breach of contract (including the implied covenant of good faith and fair dealing), tortious interference with contract, breach of the fiduciary duty of loyalty, the appointment of a custodian, fraud in the inducement, and violation of state “Blue Sky” laws. On November 21, 2017, defendants moved to dismiss the amended complaint. The court heard oral argument and, in May 2018, the court issued an opinion granting in part, and denying in part, defendants’ motion. On December 12, 2018, the plaintiff filed a motion for leave to file a supplement to the amended complaint. In January 2019, the parties completed fact discovery other than depositions (and certain document discovery subsequently ordered by the court on January 22, 2019). On January 22, 2019, the court denied the plaintiff’s motion for leave to file a supplement without prejudice to re-filing in accordance with the court’s specific directions.

On March 8, 2019, the parties agreed in principle to the terms of a settlement and filed a settlement stipulation with the court on March 28, 2019. The settlement hearing before the court was held on June 20, 2019, and the Court approved the settlement. The court’s approval order was finalized on July 20, 2019. Under the terms of the settlement, the Company ended its investment in Precision Biologics. The Company withdrew $29.3 million in cash from Precision Biologics and transferred $2.5 million to Precision Biologics to facilitate the disposition of the Company’s investment. In addition to a total $20.2 million accumulated loss recorded in the prior years, which represented the expected losses associated with giving up its preferred stock ownership and absorption of losses arising from the deconsolidation, a loss of $0.9 million associated with the final settlements for the nine-month period ended September 30, 2019, was included in the “operating expenses” on the consolidated statements of operations and comprehensive loss.

Altor BioScience, LLC

In re Altor BioScience Corp. On July 31, 2017, the stockholders of Altor approved a merger pursuant to which the Company acquired the outstanding common and preferred stock of Altor. Five minority stockholders have filed two actions against the Company, Altor’s successor, Altor, and other defendants in the Delaware Chancery Court. The claims assert, among other things, that the merger price was too low and the result of an unfair process. The two actions have been consolidated before Vice Chancellor Joseph R. Slights, III.

The first action, Gray v. Soon-Shiong, et al. (Delaware Chancery Court, Case No. 2017-466-JRS), was filed on June 21, 2017, by plaintiffs Clayland Boyden Gray, or Gray, and Adam R. Waldman. The plaintiffs, two minority shareholders, asserted claims against the Company and other defendants for (1) breach of fiduciary duty and (2) aiding and abetting breach of fiduciary duty and filed a motion to enjoin the merger. The court denied the motion on July 25, 2017, and permitted the merger to close. On September 1, 2017, plaintiffs (joined by two additional minority stockholders, Barbara Sturm Waldman and Douglas E. Henderson, or Henderson) filed a second amended complaint, asserting claims for (1) appraisal; (2) quasi-appraisal; (3) breach of fiduciary duty; and (4) aiding and abetting breach of fiduciary duty. On September 18, 2017, defendants moved to dismiss the second amended complaint, raising grounds that included a “standstill” agreement under which defendants maintained that Gray and Adam R. Waldman and Barbara Strum Waldman, or the Waldman’s agreed not to bring the lawsuit. In the second action, Dyad Pharmaceutical Corp. v. Altor BioScience, LLC (Delaware Chancery Court, Case No. 2017-848-JRS), commenced November 28, 2017, Dyad Pharmaceutical Corporation, or Dyad, filed a petition for appraisal in connection with the merger. Respondent moved to dismiss the appraisal petition on January 26, 2018, arguing in part that the petition was barred by the same “standstill” agreement.

On April 23, 2018, the court heard oral argument on the motions to dismiss in both consolidated cases, and on June 26, 2018, the court converted the motions to dismiss into motions for summary judgment with regard to the “standstill” agreement argument, or the Converted Motions. The court permitted discovery into the meaning and intended scope of the “standstill” agreements, which the parties completed on December 19, 2018. The parties completed briefing on the Converted Motions on March 15, 2019.

The court heard oral argument on the Converted Motions on May 7, 2019, and issued an oral ruling on May 15, 2019. The court (1) dismissed all claims brought by Gray and the Waldman’s except for their appraisal claims; (2) dismissed all plaintiffs’ quasi-appraisal claims; (3) dismissed the disclosure-based breach of fiduciary duty claims; and (4) dismissed Altor BioScience from the action. The following claims remain: (a) the appraisal claims by all plaintiffs and Dyad (against Altor BioScience, LLC), and (b) Henderson’s claims for breach of fiduciary duty and aiding and abetting breach of fiduciary duty.

On June 14, 2019, the defendants answered the second amended complaint, and the respondent answered Dyad’s appraisal petition. In their answer, Defendants asserted counterclaims against Gray and the Waldman’s for breach of the “standstill” agreements and are seeking as damages the attorneys’ fees and costs they were forced to expand as a result of the breach. On June 20, 2019, the court issued a written order implementing its ruling on the Converted Motions, or the Implementing Order. In the Implementing Order, the court confirmed that all fiduciary duty claims brought by Gray, both individually and as trustee of the Gordon Gray Trust f/b/o C. Boyden Gray, were dismissed. On July 11, 2019, Gray and the Waldman’s filed answers denying the counterclaims and asserting defenses.

On September 30, 2019, plaintiffs moved for leave to file a third amended complaint. The proposed amendment seeks to add two former Altor stockholders as plaintiffs and to add a fiduciary duty claim on behalf of a purported class of former Altor stockholders. On October 25, 2019, defendants opposed the motion, and a briefing was completed on February 28, 2020. The court heard oral argument on March 12, 2020, and granted the motion. The plaintiffs filed the third amended complaint on June 8, 2020.

On June 29, 2020, defendants answered the third amended complaint, and asserted counterclaims against (i) Gray and the Waldman’s for breach of the “standstill” agreements, (ii) Dean Taylor for breach of a release executed as part of the merger, and (iii) Gray and the Waldman’s for inducing Dean Taylor’s breach of the release. As damages, defendants seek the attorneys’ fees and costs incurred as a result of these breaches. On July 14, 2020, Gray, the Waldman’s, and Dean Taylor filed an answer denying the counterclaims and asserting defenses. On July 16, 2020, the defendants requested leave from the court to file a motion for partial summary judgment regarding liability on their first counterclaim against Gray and the Waldman’s for breach of the “standstill” agreements. On July 30, 2020, plaintiffs opposed the defendants’ request for leave to file this motion. The trial has been set to commence in October 2021.

The shares of these former Altor stockholders met the definition of dissenting shares under the merger agreement and were not entitled to receive any portion of the merger consideration at the closing date. However, these dissenting shares will automatically be converted to receive the portion of the merger consideration they were entitled to, on the later of the closing date, and when the stockholder withdraws or loses the right to demand appraisal rights. Payment for dissenting shares will be on the same terms and conditions originally stated in the merger agreement. As of December 31, 2019, and September 30, 2020, the Company has accrued $6.3 million and $6.7 million related to these obligations, respectively. The accrued amount represents the estimated low-end of the range of currently estimated payout amounts in accordance with ASC 450, after considering the reasonable outcomes for settling the dissenting shareholder dispute along with any accrued statutory interest. The Company cannot reasonably estimate a range of loss beyond the amounts recorded on December 31, 2019 and September 30, 2020, as the dissenting shareholders have not yet provided a quantified value of their claim and, therefore, an upper end of the range of loss cannot be determined. The Company reassesses the reasonableness of the recorded amount at each reporting period.

The Company believes the claims lack merit and intends to continue defending the case vigorously.

Sorrento Therapeutics, Inc.

Sorrento Therapeutics, Inc. v. NantCell, Inc., et al. Sorrento Therapeutics, Inc., or Sorrento, derivatively on behalf of NANTibody, LLC, or NANTibody, filed an action in the Superior Court of California, Los Angeles County, or the Superior Court, against the Company, Dr. Soon-Shiong, MBBCh, FRCS (C), FACS, and Charles Kim. The action alleges that the defendants improperly caused NANTibody to acquire IgDraSol, Inc. from our affiliate NantPharma and seeks to have the transaction undone, and seeks to have the purchase amount returned to NANTibody. Sorrento filed a related arbitration proceeding, or the Cynviloq arbitration, against Dr. Soon-Shiong and NantPharma, LLC, or NantPharma; the Company is not named in the Cynviloq arbitration. On May 15, 2019, the Company filed a demurrer to several causes of action alleged in the Superior Court action. On July 18, 2019, Sorrento filed an amended complaint, eliminating Charles Kim as a defendant and dropping the causes of action the Company had challenged in its demurrer.

On May 24, 2019, the Company and Dr. Soon-Shiong filed cross-claims in the Superior Court action against Sorrento and its Chief Executive Officer Henry Ji, asserting claims for fraud, breach of contract, breach of the covenant of good faith and fair dealing, tortious interference with contract, unjust enrichment, and declaratory relief. The Company and Dr. Soon-Shiong allege that Dr. Ji and Sorrento breached the terms of an exclusive license agreement between the Company and Sorrento related to Sorrento’s antibody library and that Sorrento did not perform its obligations under the exclusive license agreement.

Also on May 24, 2019, the Company and Dr. Soon-Shiong filed a motion to stay or dismiss the Cynviloq arbitration proceeding, arguing that those claims should be pursued in the Superior Court action. On July 8, 2019, Sorrento filed motions to compel arbitration, arguing that the Company’s and Dr. Soon-Shiong’s cross-claims are subject to agreements to arbitrate. On October 9, 2019, the Superior Court ruled that the Company’s claims should be pursued in arbitration and that Dr. Soon-Shiong’s claims could be pursued in Superior Court. On February 19, 2020, in a separate action, Dr. Soon-Shiong obtained a preliminary injunction prohibiting Sorrento from pursuing claims against Dr. Soon-Shiong in the NantPharma arbitration it had filed, forcing Sorrento to re-file those claims in Superior Court.

On November 4, 2019, Dr. Soon-Shiong filed an action in the Superior Court for declaratory relief, seeking an injunction barring Sorrento from pursuing claims against him in the Cynviloq arbitration based on the Superior Court’s October 9, 2019 order. On February 13, 2020, after full briefing, the Superior Court heard oral argument and granted Dr. Soon-Shiong’s request for a preliminary injunction barring Sorrento from pursuing claims against him in the Cynviloq arbitration. Sorrento then filed the claims it had previously asserted in arbitration against Dr. Soon-Shiong in the Superior Court on March 3, 2020, and at Sorrento’s request, the arbitrator entered an order dismissing Sorrento’s claims against Dr. Soon-Shiong in the Cynviloq arbitration on March 6, 2020. The hearing in the Cynviloq arbitration has been scheduled to commence on June 14, 2021.

On October 24, 2019, the Company, along with NANTibody, filed an arbitration against Sorrento and Dr. Ji asserting its claims relating to the exclusive license agreement. Sorrento filed counterclaims against the Company and NANTibody in the arbitration on May 4, 2020, and requested leave to file a dispositive motion on May 1, 2020. The arbitrator denied Sorrento’s request to file a dispositive motion and has scheduled the arbitration hearing to commence on February 15, 2021.

On January 29, 2020, Sorrento sent letters purporting to terminate the exclusive license agreement with the Company, and an exclusive license agreement with NANTibody and demanding the return of its confidential information and transfer of all regulatory filings and related materials. The Company and Sorrento engaged in good-faith negotiations as required under the exclusive license agreements before Sorrento can attempt to invoke any purported termination provision. Notwithstanding such negotiations, Sorrento sent a letter on April 10, 2020, purporting to terminate the exclusive license agreements, maintaining the negotiations did not reach a successful resolution. The Company believes it has cured any perceived breaches during the 90-day contractual cure period. The Company intends to prosecute its claims, and to defend the claims asserted against it, vigorously. An estimate of the possible loss or range of loss cannot be made at this time.

Shenzhen Beike Biotechnology Corporation

In July 2020, the Company received a Request for Arbitration before the International Chamber of Commerce, International Court of Arbitration, served by Shenzhen Beike Biotechnology Corporation, or Beike. The arbitration relates to a license, development, and commercialization agreement that Altor (succeeded by the Company’s wholly-owned subsidiary Altor BioScience, LLC, or Altor) entered into with Beike in September 2014, which agreement was amended and restated in September 2017, and pursuant to which Altor granted to Beike an exclusive license to use, research, develop and commercialize products based on Anktiva in China for human therapeutic uses. In the arbitration, Beike is asserting a claim for breach of contract under the license agreement. Among other things, Beike alleges that the Company failed to use commercially reasonable efforts to deliver to Beike materials and data related to Anktiva. Beike is seeking specific performance, or in the alternative, damages for the alleged breaches. Given that this action remains at the pleading stage and no discovery has occurred, it remains too early to evaluate the likely outcome of the case or to estimate any range of potential loss. The Company believes the claims lack merit and intend to defend the case vigorously and that the Company may have counterclaims. On September 25, 2020, the parties entered into a standstill and tolling agreement under which, among other things, the parties affirmed they will perform certain of their obligations under the license agreement by specified dates and agreed that all deadlines in the arbitration are indefinitely extended. The standstill agreement may be terminated by any party on ten calendar days’ notice, and upon termination, the parties will have the right to pursue claims arising from the license agreement in any appropriate tribunal.

11.	License and Collaboration Agreements

A collaborative arrangement is a contractual arrangement that involves a joint operating activity. These arrangements involve two or more parties who are (i) active participants in the activity, and (ii) exposed to significant risks and rewards dependent on the commercial success of the activity.

Cost Allocation Agreement

In January 2020, the Company entered into a Cost Allocation Agreement with NantKwest, or the Cost Allocation Agreement, pursuant to which the Company and NantKwest agreed to conduct a joint study for the clinical research being conducted pursuant to the protocol titled QUILT 3.063: A phase 2 study of combination therapy with an il-15 superagonist (N-803), off-the-shelf CD16-targeted natural killer cells (haNK), and avelumab without cytotoxic chemotherapy in subjects with Merkel Cell Carcinoma (MCC) that has progressed on or after treatment with a checkpoint inhibitor. Under the terms of the Cost Allocation Agreement, the parties will split certain joint study costs equally in accordance with the terms of the Cost Allocation Agreement and related work order. Shared joint study costs include costs related to conducting the joint study development activities, such as personnel-related costs, as well as all costs associated with regulatory matters. Costs and expenses incurred in connection with the development, manufacturing, supply, delivery, and pre-patient administration dosing mechanism of each party’s study drug are excluded from the shared joint study costs.

Under the Cost Allocation Agreement, the Company and NantKwest will each receive exclusive rights to any new intellectual property developed that relates solely to our and its respective study drug, and will each have joint co-equal rights in any other developed intellectual property. The Cost Allocation Agreement expires upon the second anniversary of the effective date with an option to renew for additional successive one-year terms upon mutual agreement, but work orders for any joint studies still in process at the time of termination will continue until the applicable study is completed. During the nine months ended September 30, 2020, the research and development costs incurred by the Company that was subject to joint cost-sharing under the Cost Allocation Agreement were $0.1 million. The research and development costs allocated to NantKwest and the costs that were allocated from NantKwest to the Company related to the joint study were immaterial.

In July 2020, but effective June 22, 2020, the Company executed Work Order Number Two with NantKwest, pursuant to the Cost Allocation Agreement. Under the second work order, the parties agreed to conduct a joint study for the clinical research trial being conducted pursuant to the protocol titled QUILT 88: Open-label, randomized, comparative phase 2 study of combination immunotherapy with standard-of-care chemotherapy versus standard-of-care chemotherapy for first and second-line treatment of locally or advanced metastatic pancreatic cancer. The study drugs included in the joint study are the Company’s proprietary IL-15 superagonist (N-803) and Aldoxorubicin Hydrochloride (Aldoxorubicin), and NantKwest’s study drug PD-L1.t-haNK.

The Company will act as the sponsor of this joint study for purposes of regulatory matters, including submissions, correspondence, and communications with the FDA. Additionally, the Company is designated as the contracting party to execute agreements with third and related parties relating to the joint study. The Company and NantKwest will split certain joint study cost equally in accordance with the terms of the Cost Allocation Agreement and related work order. Shared joint study costs include costs related to conducting the joint study development activities, such as personnel-related costs, as well as all costs associated with regulatory matters. Costs and expenses incurred in connection with the development, manufacturing, supply, delivery, and pre-patient administration dosing mechanism of each party’s study drug are excluded from the shared joint study costs.

Under the Cost Allocation Agreement, each of NantKwest and the Company will receive exclusive rights to any new intellectual property developed that relates solely to its respective study drug, and the parties will have joint co-equal rights in any other intellectual property. The Cost Allocation Agreement expires on June 22, 2022 with the option to renew for additional successive one-year terms, but work orders for any joint studies still in process at the time of termination will continue until the applicable study is completed. During the nine months ended September 30, 2020, the costs incurred by the Company related to this Work Order were $0.1 million. The research and development costs allocated to NantKwest and the costs that were allocated from NantKwest to the Company related to the joint study work order were immaterial.

COVID-19 Collaboration Agreement with NantKwest

In August 2020, the Company entered into a collaboration agreement with NantKwest to pursue collaborative joint development, manufacturing, and marketing of certain COVID-19 therapeutics and vaccines. The terms of the collaboration agreement supersede and replace the terms of the binding term sheet executed on May 22, 2020. The Company and NantKwest agreed to jointly develop cytokine-enriched NK, or ceNK, cells, haNK cells, mesenchymal stem cells, adenovirus constructs, and Anktiva for the prevention and treatment of SARS-CoV-2 viral infections and associated conditions in humans, including COVID-19. NantKwest will contribute the ceNK cells, hank cells, mesenchymal stem cells, and certain of its manufacturing capabilities and the Company will contribute adenovirus contructs and Anktiva. The adenovirus constructs will be developed as a vaccine, and the ceNK, haNK, and mesenchymal stem cells and Anktiva will each be developed as a therapeutic for treating COVID-19 at various stages of infection.

After August 21, 2020, the Company and NantKwest will share equally in all costs relating to the development and manufacturing of the product candidates globally. Except for Anktiva, NantKwest will be primarily responsible for the manufacture of the product candidates. Each party will be responsible for the regulatory affairs and the commercialization relating to its contributed products. The global net profits from the collaboration products will be shared 60% / 40% in favor of the party contributing to the product on which the sales are based except if the parties mutually agree otherwise because of certain circumstances. All net profits from sales of combined collaboration products will be shared equally. The collaboration will be supervised by a joint steering committee, which will be composed of an equal number of the Company and NantKwest’s representatives. The Company and NantKwest are required to use commercially reasonable efforts to research, develop, manufacture, and commercialize product candidates under the agreement. The Company and NantKwest agree not to conduct or participate in competing activities with the Joint COVID-19 Collaboration.

The Company granted NantKwest a non-exclusive, worldwide license under the technology that is reasonably necessary for NantKwest to research, develop and manufacture product candidates under the Joint COVID-19 Collaboration and the Company granted NantKwest a co-exclusive, worldwide license under the technology to commercialize such product candidates. NantKwest granted the Company a non-exclusive, worldwide license under its technology that is reasonably necessary for the Company to research, develop, and manufacture product candidates under the Joint COVID-19 Collaboration. NantKwest also granted the Company a co-exclusive, worldwide license under its technology to commercialize such product candidates. NantKwest will have primary control over the commercialization of certain product candidates that the Company contributes and the Company will have primary control over the commercialization of certain product candidates that the Company contributes.

NantKwest will solely own any intellectual property arising under the Joint COVID-19 Collaboration relating to its products and we will solely own any intellectual property arising under the Joint COVID-19 Collaboration relating to our products. All other intellectual property arising under the Joint COVID-19 Collaboration will be jointly owned.

During the nine months ended September 30, 2020, the Company allocated $1.3 million research and development costs related to the Collaboration Agreement to NantKwest. Total costs allocated from NantKwest to the Company related to the Collaboration Agreement were $1.4 million. As of September 30, 2020, $0.1 million was included in related party payable from NantKwest.

Exclusive License Agreement with GlobeImmune

In January 2020, the Company entered into an exclusive licensing agreement with GlobeImmune, a consolidated entity, pursuant to which the Company obtained worldwide, exclusive licenses under certain patents, know-how, and other intellectual property to use, research, develop and commercialize products with GlobeImmune’s COVID-19 vaccine program, other Tarmogen-based programs, and neoepitopes programs in exchange for a license fee for the first two years of the agreement totaling of $1.2 million, up to $345.0 million in milestone payments related to the successful completion of clinical and regulatory milestones and up to $240.0 million in total milestone payments based on licensed product net sales milestones, and a royalty on net sales of licensed products, on a product-by-product basis ranging in percentage from the mid-single digits to the mid-teens. The Company may terminate this agreement, in whole or on a licensed-product-by-licensed-product and/or country-by-country basis, at any time upon 60 days’ written notice to GlobeImmune. In addition, either party may terminate the agreement in the event of a material breach by, or bankruptcy of, the other party.

National Cancer Institute

In May 2015, Etubics Corporation, or Etubics, entered into a Cooperative Research and Development Agreement, or CRADA, with the U.S. Department of Health and Human Services, as represented by the National Cancer Institute of the National Institutes of Health, or NCI, to collaborate on the preclinical and clinical development of an adenovirus technology expressing tumor-associated antigens for cancer immunotherapy. In January 2016, the Company acquired all of the outstanding equity interests in Etubics and Etubics became a wholly-owned subsidiary.

Effective January 2018, the Company assumed the CRADA and it was amended to cover a collaboration for the preclinical and clinical development of the Company’s proprietary yeast-based tarmogens expressing tumor-associated antigens and proprietary adenovirus technology expressing tumor-associated antigens for cancer immunotherapy. Pursuant to the CRADA, NCI provides scientific staff and other support necessary to conduct research and related activities as described in the CRADA.

During the term of the CRADA, the Company is required to make annual payments of $0.6 million to the NCI for support of research activities. The Company made payments of $0.6 million and $0.6 million for the nine months ended September 30, 2019 and 2020, respectively.

In February 2018, the Company and NCI entered into an amendment to a CRADA originally executed between NCI and Amgen, Inc., or Amgen, in May 2012 and subsequently assigned by Amgen to the Company effective as of December 17, 2015. The research goal of this CRADA, as amended, is for the non-clinical and clinical development of ganitumab, the Company’s licensed monoclonal antibody targeting insulin-like growth factor one receptor, to evaluate its safety and efficacy in patients with hematological malignancies and solid tumors. The CRADA has a five-year term commencing February 20, 2018 and expiring on February 20, 2023.

During the term of the agreement, the Company is required to make minimum annual payments of $0.2 million to NCI for support of research activities and additional payments for the clinical trials based on scope and phase of the clinical trials. The unpaid research and development expense was estimated at $0.3 million as of September 30, 2019 and 2020.

Each CRADA may be terminated at any time upon the mutual written consent of the Company and NCI. The Company or NCI may unilaterally terminate either of the CRADAs at any time by providing written notice to the other party at least 60 days before the desired termination date.

Pursuant to the terms of the CRADAs, the Company has an option to elect to negotiate an exclusive or non-exclusive commercialization license to any inventions discovered in the performance of either of the CRADAs, whether solely by an NCI employee or jointly with a Company employee for which a patent application has been filed. The parties jointly own any inventions and materials that are jointly produced by employees of both parties in the course of performing activities under the CRADAs.

Exclusive License Agreement with iosBio Ltd.

In August 2020, the Company executed an exclusive license agreement with iosBio Ltd., formerly Stabilitech Biopharma Ltd. (“iosBio”), pursuant to which the Company and its affiliates will receive an exclusive, worldwide license to certain of iosBio’s intellectual property rights relating to the SARS-CoV-2 and successor vaccine candidates. In return, the Company is required to pay mid to high single-digit royalties on net sales of the resulting licensed products. Concurrently the Company entered into a non-exclusive license agreement with iosBio, which grants to iosBio and its affiliates a non-exclusive, worldwide license under the intellectual property and technology relating to the Company’s adenovirus constructs for the prevention and treatment of shingles and other infectious disease targets to be mutually agreed by the parties in good faith.

12.	Income Tax

The Company is subject to taxation in the United States and various state and foreign jurisdictions. Earnings from non-U.S. activities are subject to local country income tax. The Company is no longer subject to income tax examination by the U.S. federal, state or local tax authorities for years ended December 31, 2014 or prior, however, its tax attributes, such as net operating loss (“NOL”) carryforwards and tax credits, are still subject to examination in the year they are used.

The Company computes its quarterly income tax provision by using a forecasted annual effective tax rate and adjusts for any discrete items arising during the quarter.

The Company recorded income tax benefit of $1.6 million and a reduction to the deferred tax liability of $1.6 million for the nine months ended September 30, 2020, as a result of the book impairment of Receptome indefinite-lived intangible asset.

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief and Economic Security Act, or the CARES Act. The CARES Act is an emergency economic stimulus package that includes spending and tax breaks to strengthen the U.S. economy and fund a nationwide effort to curtail the effect of COVID-19. The CARES Act provides numerous tax provisions and other stimulus measures, including temporary changes regarding the prior and future utilization of net operating losses and technical corrections from prior tax legislation for tax depreciation of certain qualified improvement property. The Company evaluated the provisions of the CARES Act and did not anticipate the associated impacts, if any, will have a material effect on the financial position, results of operations, or cash flows.

On June 29, 2020, the State of California, as part of the budget package, enacted Assembly Bill 85 (AB 85). The bill contains several tax changes to help with the budget deficit. Notably, AB 85 contains two major tax changes: (1) it suspends the usage of NOLs; and (2) it limits certain business tax credits for tax years 2020, 2021, and 2022. Management is evaluating the impact of these tax changes and does not expect any material impact in 2020.

13.	Stockholders’ Equity

The Company is authorized to issue 1,000,000,000 shares of common stock, each with a par value of $0.001 per share.

The 2015 Stock Incentive Plan, or the 2015 Plan, authorizes the issuance of common stock pursuant to grants of equity-based awards, including stock options, restricted stock, restricted stock units, stock appreciation rights, and dividend equivalent rights. Such awards may be granted to employees, members of the Board of Directors, and non-employees of the Company and its subsidiaries. As of September 30, 2020, the 2015 Plan provided for future grants and/or issuances of up to 24 million shares of common stock. The following table summarizes the common shares reserved for issuance on exercise or vesting of various awards at December 31, 2019 and September 30, 2020:

	December 31, 2019	September 30, 2020
Issued and outstanding stock options	1,921,286	1,921,286
Issued and outstanding restricted stock awards	20,000	20,000
Outstanding related party warrants	2,000,000	2,000,000

Total shares reserved for future issuance	3,941,286	3,941,286

In connection with the Altor acquisition, the Company assumed all outstanding Altor warrants and replaced them with warrants to purchase shares of the Company’s common stock. Warrants to purchase a total of 4,533,333 shares of the Company’s common stock were issued, of which warrants to purchase 2,533,333 shares at an exercise price of $2.65 per share were issued to the Company’s chairman and chief executive officer (all such warrants were vested); and warrants to purchase 2,000,000 shares were issued to NantWorks, a related party, at an exercise price of $2.65 per share and with vesting subject to the achievement of a certain performance condition pertaining to building a manufacturing capacity. The fair value of $18.0 million that was assigned to the 2,000,000 unvested warrants will be recognized upon achievement of the performance-based vesting conditions.

On June 28, 2019, the Company’s chairman and the chief executive officer exercised his rights under the warrants to purchase 2,533,333 shares of common stock at an exercise price of $2.65 per share. The Company agreed to offset the net cash proceeds of approximately $6.7 million with a reduction of related party notes payables and accrued interests to CalCap and NantCapital and issued all of the shares of common stock. See Note 15 for additional information.

To date, all of the equity-based awards issued pursuant to the 2015 Plan have been for replacement of awards assumed or replaced in connection with the Altor and Etubics business combinations. All outstanding awards were granted in stock options, except for one issuance of restricted stock to an employee. These awards have vesting terms ranging from immediate to four years and contractual expirations of up to ten years. See Note 14 for additional information.

14.	Stock-Based Compensation

The following table presents all stock-based compensation as included in the Company’s Consolidated Statements of Operations (in thousands):

	Nine months ended September 30,
	2019	2020
Stock-based compensation expense:
Employee stock options	$644	$34
Restricted stock	37	10

Total	$681	$44

	Nine months ended September 30,
	2019	2020
Stock-based compensation expense in operating expense:
Research and development	$677	$37
Selling, general and administrative	4	7

Total	$681	$44

Stock Options

The following table summarizes stock option activity under all equity incentive plans:

	Numbers of Shares	Weighted- Average Exercise Price per share	Aggregate Intrinsic Value (in thousands)	Weighted- Average Remaining Contractual Life (in years)
Outstanding at December 31, 2019	1,921,286	$4.05	$14,450	3.7
Options granted	—	$—	—	—
Options forfeited	(158)	$10	—	—
Options expired	—	$—	—	—
Options exercised	—	$—	—	—

Outstanding at September 30, 2020	1,921,128	$4.11	$14,584	3.0

Vested and exercisable at September 30, 2020	1,919,511	$4.10	$14,584	3.0

The total unrecognized compensation cost related to non-vested stock options as of September 30, 2020, was $0.01 million, which was expected to be recognized over a weighted-average period of 0.6 years.

Restricted Stock

The following table summarizes the restricted stock activity under the 2015 Plan:

	Number of Restricted Stock Outstanding	Weighted- Average Grant Date Fair Value
Unvested balance at December 31, 2019	1,875	$10.0
Granted	—
Vested	(1,875)	$10.0

Unvested balance at September 30, 2020	—	$—

15.	Related Party Transactions

The Company conducts business with some affiliates under written agreements and informal arrangements. Below is a summary of outstanding balances and a description of significant relationships (in thousands):

	December 31, 2019	September 30, 2020
Related party receivable—NantHealth Lab	$2	$2
Related party receivable—NantBio	1,297	1,290
Related party receivable—NantKwest	—	367
Related party receivable—NantOmics	602	591
Related party receivable—NantHealth	11	71
Related party receivable—NCSC	6	—

Total related party receivable	$1,918	$2,320

Related party notes payable—NantCapital	$42,385	$107,786
Related party notes payable—NantMobile	55,009	56,248
Related party notes payable—NantWorks	49,088	51,051
Related party notes payable—NCSC	35,139	36,454

Total related party notes payable	$181,621	$251,539

Related party payable—NantPharma	$188	$187
Related party payable—NantBio	945	943
Related party payable—NantWorks	7,721	12,145
Related party payable—Duley Road	2,053	2,431
Related party payable—Various	2	—

Total related party payable	$10,909	$15,706

NantKwest

In June 2015, the Company entered into a supply agreement with NantKwest, a company that is controlled by the Company’s chairman and chief executive officer. Pursuant to the supply agreement, NantKwest has the right to purchase VivaBioCell’s proprietary GMP-in-a-Box bioreactors and related consumables, made according to specifications mutually agreed to with the Company. The agreement has an initial term of five years and renews automatically for successive one period’s term unless terminated earlier. As of December 31, 2019 and September 30, 2020, the Company recorded $0.1 million and $0.1 million, respectively, in deferred revenue from NantKwest for a bioreactor sale related to this agreement, and is included in “accrued expense and other current liabilities” on the Condensed Consolidated Balance Sheets. During the nine months ended September 30, 2019 and 2020, ImmunityBio sold NantKwest $0.3 million and $ 1.3 million of such equipment and consumables, respectively, and recognized related party revenue of $0.01 million and $1.3 million, respectively. The Company recorded $0.1 million deferred revenue for a bioreactor that was delivered but not installed as of September 30, 2020, which is included in “accrued expense and other current liabilities” on the condensed consolidated balance sheets.

In August 2016, Altor, which was subsequently acquired by the Company, entered into a co-development agreement with NantKwest. No costs for supplies have been incurred or milestones achieved therefore no billings have been made by Altor for this agreement for the nine months ended September 30, 2019 and 2020.

In November 2018, the Company via its subsidiary Etubics entered into a sale and assignment agreement with NantKwest, pursuant to which the Company purchased used laboratory equipment from NantKwest resulting in $0.3 million in capitalized equipment on the Condensed Consolidated Balance Sheets. The Company sold the laboratory equipment in an auction and realized a $0.3 million loss during the nine months ended September 30, 2019.

In regards to the Cost Allocation Agreement with NantKwest for the joint study related to the clinical research being conducted according to the protocol titled QUILT 3.063, the parties agreed to split certain joint study costs equally in accordance with the terms of the Cost Allocation Agreement and related work order. For the nine months ended September 30, 2020, the total research and development costs incurred by the Company was $0.1 million, and half of the costs were charged to NantKwest. For the nine months ended September 30, 2020, the total research and development costs charged by NantKwest to the Company was $0.1 million. As of September 30, 2020, the related party receivable from NantKwest related to the joint study was immaterial.

In regards to Work Order Number Two of the Cost Allocation Agreement with NantKwest, the parties agreed to conduct a joint study for the clinical research trial being conducted pursuant to the protocol titled QUILT 88. The Company and NantKwest will split certain joint study costs equally in accordance with the terms of the Cost Allocation Agreement and related work order. For the nine months ended September 30, 2020, the total research and development costs incurred by the Company was $0.1 million, and half of the costs were charged to NantKwest. For the nine months ended September 30, 2020, the total research and development costs that charged by NantKwest to the Company was 40 thousand. As of September 30, 2020, the related party receivable from NantKwest related to the joint study was immaterial.

In regards to COVID-19 Collaboration Agreement with NantKwest, the parties agreed to share equally in all costs relating to the development and manufacturing of the product candidates globally. For the nine months ended September 30, 2020, the total research and development costs incurred by the Company was $2.5 million, of which $1.3 million was charged to NantKwest. For the nine months ended September 30, 2020, the total research and development costs that charged by NantKwest to the Company was $1.4 million. As of September 30, 2020, the related party payable to NantKwest related to the Collaboration Agreement was $0.1 million. See Note 11 for additional information.

In July 2020, the Company executed a Bill of Sale and Assignment Agreement with NantKwest in relation to the COVID-19 collaboration. Based on the Bill of Sale, NantKwest assigned certain equipment to the Company for total $0.3 million. As of September 30, 2020, the Company recorded $0.3 million related party payable from this equipment purchase.

In August 2020, the Company entered into a Sublease Agreement with NantKwest, pursuant to which, the Company subleased a manufacturing and research and development facility located in El Segundo to NantKwest. As of September 30, 2020, the total related party receivable from NantKwest related to this sublease is $0.4 million. See Note 11 for additional information.

In September 2020, the Company executed a Bill of Sale and Assignment Agreement with NantKwest, pursuant to which the Company assigned certain equipment with a carrying value of $0.2 million to NantKwest for a total of $0.5 million. As of September 30, 2020, the Company has recorded $0.5 million related party receivable from NantKwest from this equipment sale.

NantWorks

The consolidated financial statements include significant transactions with NantWorks, involving services provided to the Company pursuant to a shared services agreement dated May 13, 2015. Under this agreement, the Company is charged for services at cost, without mark-up or profit for NantWorks, but including reasonable allocations of employee benefits, facilities and other direct or fairly allocated indirect costs that relate to the employees providing the services. For the nine months ended September 30, 2019 and 2020, the Company recorded general and administrative expenses under this arrangement of $4.2 million and $4.1 million, respectively. Additionally, the Company recorded research, development expense of $0.1 million during the nine months ended September 30, 2019 and recorded research, and development expense reimbursement of $2.0 million during the nine months ended September 30, 2020. Such charges and allocations are not necessarily indicative of what would have been incurred if the Company had hired a third party to perform these services.

NantBio

On February 16, 2016, the Company via its subsidiary Etubics entered into an exclusive license agreement with NantBio, Inc., or NantBio. Under this agreement, Etubics granted NantBio a worldwide, exclusive rights to research and develop Etubics’ proprietary product ETBX-021 for all indications. Etubics is eligible to receive a single-digit royalty for sales on the licensed products on a country-by-country basis. In addition, as of December 31, 2019 and September 30, 2020, Etubics recorded $0 related party payable to NantBio, in regards to the research and development costs allocation.

In August 2018, the Company entered into a supply agreement with NCSC, a 60% owned subsidiary of NantBio (with the other 40% owned by Sorrento). Under this agreement, the Company agreed to supply VivaBioCell’s proprietary GMP-in-a-Box bioreactors and related consumables, made according to specifications mutually agreed to with the Company to NCSC. The agreement has an initial term of five years and renews automatically for successive one year terms unless terminated by either party in the event of material default upon prior written notice of such default and the failure of the defaulting party to remedy the default within thirty days of the delivery of such notice, or upon ninety days’ prior written notice to the Company by NCSC. The Company recognized $0.2 million and $0 revenue for gas mixers and consumables delivered during the nine months ended September 30, 2019 and 2020, respectively. The Company recorded $0.3 million deferred revenue for bioreactors that were delivered but not installed as of December 31, 2019 and September 30, 2020, which is included in “accrued expense and other current liabilities” on the condensed consolidated balance sheets. As of December 31, 2019 and September 30, 2020, the Company recorded $0.9 million and $0.9 million related party payable related to this agreement, respectively.

In 2018, the Company entered into a shared service agreement, pursuant to which, the Company is charged for services at cost, without mark-up or profit for NantBio, but including reasonable allocations of employee benefits that relate to the employees providing the services. In April 2019, the Company agreed with NantBio to transfer 67 NantBio employees and associated research and development projects, comprising the majority of NantBio’s business, to ImmunityBio. After the transfer, NantBio continued to make payments on the Company’s behalf for certain employee benefits and vendor costs related to the research and development projects that were transferred to the Company. In addition, the Company settled certain employee bonuses and benefits that were accrued by NantBio for 2018. As of December 31, 2019 and September 30, 2020, the Company recorded a net $1.3 million receivable from NantBio, which included $1.0 million receivable for employee bonuses and $0.3 million receivable from NantBio for vendor costs the Company paid on behalf of NantBio.

NantOmics

In June 2019, the Company made a strategic decision and transferred certain employees from NantOmics, LLC, or NantOmics, a related party that is controlled by the Company’s chairman and chief executive officer, to ImmunityBio. After the transfer, the Company settled certain employee bonuses and benefits that were accrued by NantOmics for 2018 and recorded $0.6 million receivable from NantOmics as of December 31, 2019 and September 30, 2020.

NantHealth Labs

In June 2018, Altor entered into a service agreement with NantHealth Labs, pursuant to which, NantHealth Labs agreed to perform blood-based mutation detection test services in connection with Altor’s clinical trials for cancer treatments and therapies. The agreement has an initial term of two years and renews automatically for successive one-year periods terms unless terminated earlier. During the nine months ended September 30, 2019 and 2020, the research and development expense incurred by Altor in connection to this service agreement was immaterial.

NantPharma

During 2018, Altor BioScience, LLC and GlobeImmune purchased a total of $0.2 million in laboratory equipment from NantPharma. As of December 31, 2019 and Septmber30, 2020 the Company recorded a $0.2 million related party payable to NantPharma for the unpaid invoices.

NantHealth

In June 2020, the Company agreed with NantHealth to transfer 17 employees to NantHealth. The Company recorded a related party receivable of $0.1 million from NantHealth for the employee wages and benefits that the Company paid on behalf of NantHealth during the month of transferring.

Duley Road, LLC

In February 2017, Altor through its wholly owned subsidiary entered into a lease agreement with Duley Road, LLC, or Duley Road, a related party that is indirectly controlled by the Company’s chairman and chief executive officer, for an office and a current Good Manufacturing Practices manufacturing facility in El Segundo, California. As of December 31, 2019 and September 30, 2020, the Company has $0.8 million and $1.1 million lease related payable to Duley Road, respectively, and is included in “related party payable” on the consolidated balance sheets. For the nine months ended September 30, 2019 and 2020, the Company recorded $0.3 million and $0.3 million rent expense, respectively, which is reflected in “research and development” expense on the consolidated statements of operations and comprehensive loss.

Effective in January 2019, the Company entered into two lease agreements with Duley Road for a second building located in El Segundo, California. The first lease is for the first floor of the building with approximately 5,650 square feet. The lease has a 7-year term commencing in September 2019. The second lease is for the second floor of the building with approximately 6,488 square feet. The lease has a seven year term commencing in July 2019. Both floors of the building are used for research and development and office space. The Company has options to extend the initial terms of both leases for two consecutive five-year periods through 2036. The annual rent of the two leases is $0.4 million, which will increase at a rate of 3% per year. As of September 30, 2020, the Company recorded $0.9 million leasehold improvement payable and $0.5 million lease related payable to Duley Road, respectively, which was included in “related party payable” on the consolidated balance sheets. For the nine months ended September 30, 2019 and 2020, the Company recorded $0.0 million and $0.3 million rent expenses for the two leases, respectively, which is reflected in “research and development” expense on the consolidated statements of operations and comprehensive loss.

The total security deposits for the leases amounted to $0.1 million as of December 31, 2019 and September 30, 2020, which are reflected in “other assets” on the consolidated balance sheets.

Related Party Notes Payable

In October 2015, the Company executed a demand promissory note with CalCap, a personal investment vehicle of Dr. Soon-Shiong and a related party. The note bears interest at a per annum rate of 5.0%, compounded annually and computed on the basis of 365 or 366 days. The note also provided that the Company may prepay the outstanding principal amount at any time without premium or penalty and without the prior consent of CalCap. The note also contained a provision that all outstanding amounts will become immediately due and payable upon certain bankruptcy and insolvency-related events. The principal amount of advances made by the related party to the Company pursuant to these notes totaled $22.4 million as of January 1, 2019. The total interest outstanding on this note amounted to $3.4 million as of January 1, 2019, and is included in “related party notes payable” on the consolidated balance sheets.

In March 2019, the Company repaid $22.5 million under the promissory note with CalCap, including $18.8 million principal and $3.7 million accrued interests. On June 28, 2019, the Company extinguished the remaining principal amount under the note payable of $3.7 million and accrued interest of $0.04 million by partially offsetting the cash proceeds of approximately $6.7 million from issuance of 2,533,333 shares of common stock as a result of warrant exercises from the Company’s chief executive officer.

In December 2015, the Company executed a demand promissory note with NantCapital. The note bears interest at a per annum rate of 5.0%, compounded annually and computed on the basis of 365 or 366 days. In January 2019, the Company repaid $15.0 million under the promissory note with NantCapital, including $12.1 million of principal and $2.9 million in accrued interest. In May 2019, the Company borrowed $10.5 million from NantCapital. In June 2019, the Company deducted the principal of $2.4 million and accrued interest of $0.6 million to NantCapital, which is to offset the issuance of common stock as result of warrant exercises from the Company’s chief executive officer. In June 2019, the Company borrowed $8.0 million from NantCapital. In July 2020 and August 2020, the Company borrowed $10.0 million and$3.7 million, respectively from NantCapital. The principal amount of advances made by the related party to the Company pursuant to these notes totaled $41.5 million and $55.2 million as of December 31, 2019 and September 30, 2020, respectively. The total interest outstanding on this note amounted to $0.9 million and $2.6 million as of December 31, 2019 and September 30, 2020, respectively, and was included in “related party notes payable” on the consolidated balance sheets. In July 2020, this note was amended and restated to provide that all outstanding principal and accrued and unpaid interest is due and payable on September 30, 2025, and not on demand, therefore the note payable amount was reflected as a non-current liability at the condensed consolidated balance sheets as of December 31, 2019 and September 30, 2020.

In June 2017, the Company executed a demand promissory note with NantWorks. The note bears interest at a per annum rate of 5.0%, compounded annually and computed on the basis of 365 or 366 days. The outstanding principal amount, plus accrued and unpaid interest, maybe made immediately due and payable on demand by NantWorks. The Company may prepay the outstanding principal amount at any time without premium or penalty and without the prior consent of NantWorks. All outstanding amounts under the note will also become immediately due and payable upon certain bankruptcy and insolvency-related events. The principal amount of advances made by the related party to the Company pursuant to these notes totaled $43.4 million as of December 31, 2019 and September 30, 2020. The total interest outstanding on this note amounted to $5.7 million and $7.6 million as of December 31, 2019 and September 30, 2020, respectively, and was included in “related party notes payable” on the consolidated balance sheets. In July 2020, this note was amended and restated to provide that all outstanding principal and accrued and unpaid interest is due and payable on September 30, 2025, and not on demand, therefore the note payable amount was reflected as a non-current liability at the condensed consolidated balance sheets as of December 31, 2019 and September 30, 2020.

In August 2018, the Company executed a demand promissory note with NCSC. The note bears interest at a per annum rate of 5.0%, compounded annually and computed on the basis of 365 or 366 days. The outstanding principal amount, plus accrued and unpaid interest, maybe made immediately due and payable on demand by NCSC. The Company may prepay the outstanding principal amount at any time without premium or penalty and without the prior consent of NCSC. All amounts outstanding under the note will also become immediately due and payable upon certain bankruptcy and insolvency-related events. The principal amount of advances made by the related party to the Company pursuant to these notes totaled $33.0 million as of December 31, 2019 and September 30, 2020. The total interest outstanding on this note amounted to $2.1 million and $3.5 million as of December 31, 2019 and September 30, 2020, respectively, and was included in “related party notes payable” on the consolidated balance sheets. In July 2020, this note was amended and restated to provide that all outstanding principal and accrued and unpaid interest is due and payable on September 30, 2025, and not on demand, therefore the note payable amount was reflected as a non-current liability at the condensed consolidated balance sheets as of December 31, 2019 and September 30, 2020.

In December 2019, the Company executed a demand promissory note with NantMobile. The note bears interest at a per annum rate of 3.0%, compounded annually and computed on the basis of 365 or 366 days. The outstanding principal amount, plus accrued and unpaid interest, maybe made immediately due and payable on demand by NantMobile. The Company may prepay the outstanding principal amount at any time without premium or penalty and without the prior consent of NantMobile. All amounts outstanding under the note will also become immediately due and payable upon certain bankruptcy and insolvency-related events. The principal amount of advances made by the related party to the Company pursuant to these notes totaled $55.0 million as of December 31, 2019 and September 30, 2020. The total interest outstanding on this note amount to $9 thousand and $1.2 million as of December 31, 2019 and September 30, 2020, respectively, and is included in “related party notes payable” on the consolidated balance sheets. In July 2020, this note was amended and restated to provide that all outstanding principal and accrued and unpaid interest is due and payable on September 30, 2025, and not on demand, therefore the note payable amount was reflected as a non-current liability at the condensed consolidated balance sheets as of December 31, 2019 and September 30, 2020.

In September 2020, the Company executed a promissory note with NantCapital for an advance of principal of $50.0 million. The note bears interest at a per annum rate of 6.0%, compounded annually and computed on the basis of 365 or 366 days. The unpaid principal and accrued and unpaid interest are due and payable on September 30, 2025. The total interest outstanding on this note amounted to $9 thousand as of September 30, 2020.

All demand promissory notes have no equity or equity-linked convertible rights.

16.	Subsequent Events

On December 21, 2020, NantKwest and ImmunityBio entered into a merger agreement pursuant to which a wholly owned subsidiary of NantKwest, will merge with and into ImmunityBio, with ImmunityBio surviving as a wholly owned subsidiary of NantKwest. Following the completion of the merger, NantKwest will be renamed ImmunityBio, Inc. In the merger, NantKwest will issue to the stockholders of ImmunityBio 0.8190 of a share of its common stock, par value $0.0001 per share, for each outstanding share of ImmunityBio common stock. The newly issued shares will represent approximately 72% of the outstanding shares of the combined company on a fully diluted basis immediately following the merger. The merger is expected to close in the first half of 2021, subject to customary closing conditions, including the approval of the stock issuance by NantKwest’s stockholders and the approval of the merger by holders of a majority of the outstanding shares of NantKwest common stock not held by the NantKwest significant stockholders or any of their respective controlled affiliates or by the directors or executive officers of NantKwest and ImmunityBio.

The Company has evaluated subsequent events through January 19, 2021, the date on which the unaudited condensed financial statements were available to be issued.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

NANTKWEST, INC.,

NECTARINE MERGER SUB, INC.

and

IMMUNITYBIO, INC.

Dated as of December 21, 2020

A-i

A-ii

EXHIBITS

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit B	Form of Bylaws of the Surviving Corporation
Exhibit C	Officers of Parent

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of December 21, 2020 (this “Agreement”), is entered into by and among ImmunityBio, Inc., a Delaware corporation (the “Company”), NantKwest, Inc., a Delaware corporation (“Parent”), and Nectarine Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger, pursuant to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, for U.S. federal income tax purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to constitute, and is hereby adopted by Parent, Merger Sub and the Company as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 368, 354 and 361 of the Code;

WHEREAS, the board of directors of Parent (the “Parent Board”) has duly established a special committee of the Parent Board consisting only of independent and disinterested directors of Parent (the “Special Committee”) to, among other things, review, evaluate, recommend or not recommend any proposed combination of Parent and the Company, and, if deemed appropriate by the Special Committee, negotiate the terms of any such combination and recommend a definitive agreement reflecting the terms of such combination and the transactions contemplated thereby for adoption and approval by the Parent Board;

WHEREAS, the Special Committee has unanimously (a) determined that it is fair to and in the best interests of Parent and the holders of shares of Parent’s common stock, par value $0.0001 per share (the “Parent Shares”), (other than the Parent Significant Stockholders and any of their respective Affiliates and the directors and executive officers of Parent or the Company) for Parent to enter into this Agreement and declared this Agreement, and the transactions contemplated by this Agreement, advisable and (b) resolved to recommend that the Parent Board (x) declare this Agreement and the transactions contemplated by this Agreement, including the Merger and the issuance of the Parent Shares that are issuable pursuant to the Merger (the “Parent Share Issuance”), advisable, (y) approve and adopt this Agreement and the transactions contemplated by this Agreement, including the Merger and Parent Share Issuance and (z) recommend that holders of Parent Shares vote to approve the Parent Share Issuance and that holders of Parent Shares (other than the Parent Significant Stockholders and any of their respective Affiliates and the directors and executive officers of Parent and the Company) vote to approve this Agreement and the transactions contemplated by this Agreement, including the Merger (this clause (b), the “Special Committee Recommendation”);

WHEREAS, the Parent Board, acting upon the Special Committee Recommendation, has (a) declared this Agreement, and the transactions contemplated by this Agreement, including the Merger and the Parent Share Issuance, advisable, (b) approved and adopted this Agreement and the transactions contemplated by this Agreement, including the Merger and the Parent Share Issuance, (c) directed that (x) the Parent Share Issuance be submitted to the holders of Parent Shares for approval by such holders and (y) this Agreement and the transactions contemplated by this Agreement, including the Merger, be submitted to the holders of Parent Shares (other than the Parent Significant Stockholders and any of their respective Affiliates and the directors and executive officers of Parent or the Company) for approval by such holders and (d) resolved to recommend (x) that holders of Parent Shares vote to approve the Parent Share Issuance and (y) that holders of Parent Shares (other than the Parent Significant Stockholders and any of their respective Affiliates and the directors and executive officers of Parent or the Company) vote to approve this Agreement and the transactions contemplated by this Agreement, including the Merger (this clause (d), the “Parent Recommendation”);

WHEREAS, the board of directors of Merger Sub has unanimously (a) determined that it is fair to and in the best interests of Merger Sub and Parent (as Merger Sub’s sole stockholder) for Merger Sub to enter into this Agreement and declared this Agreement and the transactions contemplated by this Agreement, including the Merger, advisable, (b) approved and adopted this Agreement and the transactions contemplated by this Agreement, including the Merger, (c) directed that this Agreement and the transactions contemplated by this Agreement, including the Merger, be submitted to Parent (as Merger Sub’s sole stockholder) for its adoption and approval by action by written consent, and (d) resolved to recommend that Parent (as Merger Sub’s sole stockholder) act by written consent to adopt this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (and the independent and disinterested director of the Company (the “Independent Director”) has separately) (a) determined that it is fair to and in the best interests of the Company and the holders (other than the Company Significant Stockholders) of shares of the Company’s common stock, par value $0.001 per share (the “Company Shares”), for the Company to enter into this Agreement and declared this Agreement and the transactions contemplated by this Agreement, including the Merger, advisable, (b) approved and adopted this Agreement and the transactions contemplated by this Agreement, including the Merger, (c) directed that this Agreement and the transactions contemplated by this Agreement, including the Merger, be submitted to holders of Company Shares for their approval and adoption by written consent, and (d) resolved to recommend that holders of Company Shares act by written consent to approve and adopt this Agreement;

WHEREAS, Parent as the sole stockholder of Merger Sub, shall promptly following the execution and delivery of this Agreement, act by written consent to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, concurrently with the execution of this Agreement, Parent, the Company and the Parent Significant Stockholders, which collectively own approximately 64.4% of the outstanding Parent Shares as of the date hereof, are entering into a Voting Agreement (the “Parent Voting Agreement”) pursuant to which, subject to the terms and conditions therein, and among other things, the Parent Significant Stockholders are agreeing to vote all of the Parent Shares owned by them in favor of the Parent Share Issuance;

WHEREAS, concurrently with the execution of this Agreement, the Company, Parent and the Company Significant Stockholders, which collectively own approximately 88.9% of the outstanding Company Shares as of the date hereof, are entering into a Voting Agreement (the “Company Voting Agreement”) pursuant to which, subject to the terms and conditions therein, and among other things, the Company Significant Stockholders are agreeing to act by written consent in respect of the Company Shares owned by them to vote in favor of the approval and adoption of this Agreement and the transactions contemplated hereby (including the Merger) as promptly as practicable, and in any event within two (2) Business Days, after the Form S-4 is declared effective by the SEC; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and to set forth certain conditions to the Merger.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Parties intending to be legally bound agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger

Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes referred to as the “Surviving Corporation”) and, after the Merger, shall be a wholly owned Subsidiary of Parent and the separate corporate existence of the Company, with all of its rights, privileges, immunities, powers, franchises and authority, shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in the DGCL.

1.2 Closing. The closing of the Merger (the “Closing”) shall take place remotely by exchange of documents and signatures (or their electronic counterparts), at 9:00 a.m. (New York City time), as promptly as practicable (and in no event later than the fifth (5th) Business Day) after the day on which the last of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) has been satisfied or waived (and all such conditions remain satisfied or waived on such Closing date) in accordance with this Agreement or at such other date, time and place as the Parties may agree in writing. The day on which the Closing actually occurs is referred to as the “Closing Date.”

1.3 Effective Time. On the Closing Date, Merger Sub and the Company shall file with the Secretary of State of the State of Delaware a certificate of merger relating to the Merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL, and the Parties shall make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as is permissible under the DGCL and as may be agreed by the Parties in writing and specified in the Certificate of Merger (the “Effective Time”).

ARTICLE II

Parent Name; Surviving Corporation Organizational Documents

2.1 Parent Name. Prior to the Closing, the Parent Board shall take all action necessary, including approving amendments to the certificate of incorporation and bylaws of Parent as necessary, so that, effective as of the Effective Time, the corporate name of Parent shall be “ImmunityBio, Inc.” The corporate name of Parent shall, from and after the Effective Time, be “ImmunityBio, Inc.” until thereafter changed in accordance with applicable Law.

2.2 Surviving Corporation Charter. At the Effective Time, by virtue of the Merger, the certificate of incorporation of the Company shall be amended and restated in its entirety to read as set forth in Exhibit A (as so amended and restated, the “Surviving Corporation Charter”). As so amended and restated, the Surviving Corporation Charter shall, from and after the Effective Time, be the certificate of incorporation of the Surviving Corporation until thereafter amended, restated or amended and restated in accordance with, the provisions therein and applicable Law, in each case, consistent with the obligations set forth in Section 7.11.

2.3 Surviving Corporation Bylaws. Prior to the Closing, the Company Board shall take all actions necessary, so that, effective as of the Effective Time, the bylaws of the Company shall be amended and restated in their entirety to read as set forth in Exhibit B (as so amended and restated, the “Surviving Corporation Bylaws”). As so amended and restated, the Surviving Corporation Bylaws shall, from and after the Effective Time, be the bylaws of the Surviving Corporation until thereafter amended, restated or amended and restated in accordance with, the provisions therein, the provisions of the Surviving Corporation Charter and applicable Law, in each case, consistent with the obligations set forth in Section 7.11.

ARTICLE III

Parent Directors and Officers; Surviving Corporation Directors and Officers

3.1 Directors of Parent. Prior to the Closing, the Parent Board shall take all action necessary so that, as of immediately following the Effective Time, up to three (3) individuals designated by the Company prior to the

Closing shall be appointed as directors of Parent and the size of the Parent Board shall be increased as necessary to include such individuals. Each such individual shall be reasonably acceptable to the Nominating and Corporate Governance Committee of the Parent Board and shall provide information reasonably requested by the Nominating and Corporate Governance Committee in connection with assessing eligibility, independence and other criteria applicable to directors or satisfying compliance and legal or regulatory obligations, in each case, relating to their appointment as a director of Parent. Each of the individuals who is or becomes a director of Parent as of the Effective Time in accordance with the foregoing shall hold such office until the earlier of his or her death, resignation or removal or the time at which his or her successor is duly elected or appointed and qualified pursuant to the certificate of incorporation and bylaws of Parent and applicable Law.

3.2 Officers of Parent. Prior to the Closing, the Parent Board shall take all action necessary so that, as of the Effective Time, each of the individuals set forth on Exhibit C shall be appointed as an officer of Parent to hold the office set forth next to such individual’s name on Exhibit C (provided that if any such individual is unable to serve, a replacement officer shall be designated by the Company). Each of the individuals who is or becomes an officer of Parent as of the Effective Time in accordance with the foregoing shall continue to hold the applicable office of Parent until the earlier of his or her death, resignation or removal or the time at which his or her successor is duly elected or appointed and qualified pursuant to the certificate of incorporation and bylaws of Parent and applicable Law.

3.3 Directors of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, each to hold such office until the earlier of his or her death, resignation or removal or the time at which his or her successor is duly elected or appointed and qualified pursuant to the Surviving Corporation Charter, the Surviving Corporation Bylaws and applicable Law.

3.4 Officers of the Surviving Corporation. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, each to hold the applicable office until the earlier of his or her death, resignation or removal or the time at which his or her successor is duly elected or appointed and qualified pursuant to the Surviving Corporation Charter, the Surviving Corporation Bylaws and applicable Law.

ARTICLE IV

Effect of the Merger on Capital Stock;

Exchange of Eligible Shares

4.1 Effect of the Merger on Capital Stock.

At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any capital stock of the Company or on the part of the sole stockholder of Merger Sub:

(a) Merger Consideration. Other than (i) the Company Shares owned directly by the Company as treasury stock or otherwise owned by the Company, Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent and, in each case, not held on behalf of third parties (such shares, the “Excluded Shares”), and (ii) Dissenting Shares (which shall be treated as provided in Section 4.2(f)), each Company Share that is issued and outstanding immediately prior to the Effective Time (such shares, the “Eligible Shares”) shall be automatically converted into the right to receive, subject to Sections 4.2(h) (Fractional Shares) and 4.4 (Adjustments to Prevent Dilution), 0.8190 (the “Exchange Ratio”) newly issued Parent Shares (such consideration, the “Merger Consideration”). From and after the Effective Time, subject to Section 4.4, all of such Company Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate formerly representing any of the Eligible Shares (each, a “Certificate”) shall thereafter represent only the right to receive, as applicable, the Merger Consideration, including cash in lieu of any fractional Parent Shares which such Certificate has been converted into the right to receive, if any, pursuant to this Section 4.1 and Section 4.2(h) (the “Fractional Share Consideration”), together with the amounts, if any, payable pursuant to Section 4.2(i), in each case without interest.

(b) Treatment of Excluded Shares. Each Excluded Share shall automatically be cancelled without payment of any consideration therefor and shall cease to exist.

(c) Merger Sub. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.001 per share, of the Surviving Corporation.

4.2 Exchange of Eligible Shares and Delivery of Merger Consideration.

(a) Deposit of Merger Consideration and Exchange Agent.

(i) At the Effective Time, Parent shall deposit, or cause to be deposited, with an exchange agent selected by Parent and reasonably acceptable to the Company (the “Exchange Agent”), a sufficient number of Parent Shares (whether represented in certificated or non-certificated direct registration form) to be issued as Merger Consideration pursuant to Section 4.1; and if and when necessary, Parent shall deposit, or cause to be deposited, with the Exchange Agent an amount in cash in immediately available funds sufficient to make payments of (x) Fractional Share Consideration, if any, and (y) dividends or distributions pursuant to Section 4.2(i), if any, in each case, in respect of the Eligible Shares (the Parent Shares and cash deposited with the Exchange Agent in accordance with the foregoing being hereinafter referred to as the “Exchange Fund”).

(ii) The agreement pursuant to which Parent shall appoint the Exchange Agent (the “Exchange Agent Agreement”) shall be in form and substance reasonably acceptable to the Company. Pursuant to the Exchange Agent Agreement, among other things, the Exchange Agent shall (A) act as the exchange agent for the issuance or payment, as applicable, and delivery of the Merger Consideration and Fractional Share Consideration, if any, and dividends or distributions pursuant to Section 4.2(i), if any, and (B) invest any cash portion of the Exchange Fund, if and as directed by Parent; provided that (1) such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) and, in any such case, no instrument or investment shall have a maturity exceeding three (3) months and (2) to the extent that there are losses with respect to such investments, or the cash portion of the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the Fractional Share Consideration or any dividends or distributions payable pursuant to Section 4.2(i), Parent shall promptly replace or restore or cause the replacement or restoration of the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Subject to the terms of the Exchange Agent Agreement, any interest and other income resulting from such investment (if any) shall become a part of the Exchange Fund, and any amounts (if any) in excess of the amounts payable under Section 4.1 shall, subject to Section 4.2(d), be promptly returned to Parent or the Surviving Corporation, as requested by Parent.

(b) Procedures for Surrender.

(i) As promptly as reasonably practicable after the Effective Time (and in any event within five (5) Business Days thereafter), the Surviving Corporation (with the assistance of Parent if necessary) shall cause the Exchange Agent to provide or make available to each holder of record of Eligible Shares (each a “Holder”) notice advising such holders of the effectiveness of the Merger, which notice shall include (I) appropriate transmittal materials (including a customary letter of transmittal) specifying that delivery shall be effected, and risk of loss and title to the Certificates representing the Eligible Shares shall pass, only upon delivery of the Certificates to the Exchange Agent (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)), such materials to be in such form and have such other provisions as Parent desires and reasonably acceptable to the Company (such acceptance not to be unreasonably conditioned, withheld or delayed) and (II) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) to the Exchange Agent in exchange for the Merger Consideration including the Fractional Share Consideration, if any, and dividends or distributions payable pursuant to Section 4.2(i), if any, that such holder is entitled to receive as a result of the Merger pursuant to Section 4.1. In furtherance of the foregoing, at or prior to the Effective Time, the Company shall deliver to Parent a complete and accurate listing of all Holders as of immediately prior to the Effective Time, including the name and address of each such Holder and the number of Company Shares held by such Holder.

(ii) Upon physical surrender to the Exchange Agent of Certificates representing Eligible Shares (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) together with the letter of transmittal, duly completed and validly executed, and such other documents as may be reasonably required by the Exchange Agent in accordance with the terms of the materials and instructions provided by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to issue or pay, as applicable, and deliver as promptly as reasonably practicable to such holders, (1) the number of Parent Shares (whether represented in certificated or non-certificated direct registration form) issued pursuant to Section 4.1 and (2) an amount in cash in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) sufficient to make payments of Fractional Share Consideration, if any, and any dividends or distributions payable pursuant to Section 4.2(i), if any, in each case, in respect of the Eligible Shares represented by such Certificate (or an affidavit of loss in lieu of the Certificate, as provided in Section 4.2(e)).

(iii) For the avoidance of doubt, no interest will be paid or accrued for the benefit of any holder of Eligible Shares on any amount payable upon the surrender of any Eligible Shares as contemplated by the foregoing provisions of this Section 4.2(b), and any Certificates so surrendered shall be cancelled by the Exchange Agent. Any Merger Consideration (including any Fractional Share Consideration), together with any dividends or distributions payable pursuant to Section 4.2(i), issued or paid upon surrender of a Certificate will be deemed to have been paid in full satisfaction of all rights pertaining to such Certificate.

(iv) In the event of a transfer of ownership of any Eligible Shares that are not registered in the stock transfer books of the Company or if the applicable Merger Consideration is to be issued or paid in a name other than that in which the Certificate or Certificates surrendered are registered in the stock transfer books or ledger of the Company, it shall be a condition of the issuance or payment of the applicable Merger Consideration that the Certificate formerly representing such Eligible Shares is properly endorsed and otherwise in proper form for surrender and presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer, documentary, sales, use, stamp or registration Taxes or other similar Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Exchange Agent.

(v) Subject to the terms of the Exchange Agent Agreement, Parent, in the exercise of its reasonable discretion, shall have the right to make all determinations, consistent with the terms of this Agreement, governing the validity of any such transmittal materials described herein and compliance by any holder of Company Shares with the procedures contemplated by this Agreement.

(c) Transfers. From and after the Effective Time, the stock transfer books of the Company shall be closed with respect to the Company Shares outstanding immediately prior to the Effective Time and there shall be no transfers on the stock transfer books of the Company of any Company Shares outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate formerly representing any Company

Shares is presented to the Surviving Corporation, Parent or the Exchange Agent for transfer, it shall be cancelled or, in the case such shares are Eligible Shares, cancelled and exchanged for the applicable Merger Consideration including the Fractional Share Consideration, if any, and dividends or distributions payable pursuant to Section 4.2(i), if any, to which the holder thereof is entitled in accordance with this Article IV.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof (if any)) that remains unclaimed by the holders of Company Shares for one (1) year from and after the Closing Date shall be delivered to the Surviving Corporation. Any holder of Eligible Shares who has not theretofore complied with the procedures, materials and instructions contemplated by this Article IV shall thereafter look only to the Surviving Corporation for issuance or payment of the Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) payable pursuant to Section 4.1. Notwithstanding anything to the contrary in the foregoing, none of the Surviving Corporation, Parent, the Exchange Agent or any other Person shall be liable to any former holder of Company Shares for any portion of the Exchange Fund properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any Merger Consideration remaining unclaimed by the holders of Certificates immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation or a Subsidiary thereof designated by the Surviving Corporation, free and clear of any claim or interest of any Person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate representing Eligible Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will issue or pay the applicable Merger Consideration issuable or payable pursuant to Section 4.1, including the Fractional Share Consideration, if any, and dividends or distributions payable pursuant to Section 4.2(i), if any, deliverable in respect of such lost, stolen or destroyed Certificate.

(f) Dissenting Shares.

(i) Notwithstanding anything to the contrary contained in this Agreement, to the extent that the provisions of Section 262 of the DGCL are or prior to the Effective Time may become applicable to the Merger, then any Company Share, as of the Effective Time, held by a holder who has properly exercised (and has not effectively withdrawn or lost) his, her or its appraisal rights under Section 262 of the DGCL (a “Dissenting Share”) shall not be converted into or represent the right to receive the consideration set forth in Section 4.1 and the holder of such Dissenting Share shall be entitled only to such rights as may be granted to such holder in Section 262 of the DGCL; provided, that if the status of any such Dissenting Share as a share carrying appraisal or dissenters’ rights shall be withdrawn in accordance with Section 262 of the DGCL, or if any such Dissenting Share shall otherwise lose its status as a share carrying appraisal or dissenters’ rights in accordance with Section 262 of the DGCL, then, as of the later of the Effective Time or the loss of such status, such Dissenting Share shall automatically be converted into and shall represent only the right to receive (upon the surrender of the Certificate representing such share in accordance with Section 4.2(b)) the consideration set forth in Section 4.1, without any interest thereon.

(ii) The Company shall give Parent prompt notice and a copy of any written demand received by the Company prior to the Effective Time to require payment for Company Shares pursuant to Section 262 of the DGCL and of any other demand, withdrawal, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL. The Company shall not make, propose, enter into or approve any payment or settlement offer prior to the Effective Time with respect to any such demand without the prior written consent of Parent.

(g) Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of Parent, the Exchange Agent and the Surviving Corporation (and any of their respective Subsidiaries) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state, local or non-U.S. Tax Law. To the extent that amounts are so withheld, such withheld amounts (i) shall be remitted to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(h) Fractional Shares.

(i) No certificates, receipts or scrip representing fractional Parent Shares will be issued upon the surrender or transfer for exchange of Certificates, no dividend or distribution of Parent will relate to such fractional Parent Shares, and such fractional Parent Shares will not entitle the owner thereof to vote or to any rights of a holder of Parent Shares.

(ii) Parent shall pay to the Exchange Agent an amount in cash to be deposited following the Effective Time, sufficient for the Exchange Agent to pay each holder of Certificates an amount in cash (rounded to the nearest cent) equal to the product of (1) the fraction of a Parent Share (rounded to the nearest thousandth when expressed in decimal form) to which such holder (taking into account all fractional Parent Shares to be received by such holder) would otherwise have been entitled to receive pursuant to Section 4.1, multiplied by (2) the Reference Price.

(i) Dividends or Distributions with Respect to Parent Shares. No dividends or other distributions with respect to Parent Shares with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the right to receive the Parent Shares represented thereby, and all such dividends and other distributions will be paid by Parent to the Exchange Agent and will be included in the Exchange Fund, in each case, until the surrender of such Certificate (or an affidavit of loss in lieu of the Certificate, as provided in Section 4.2(e)) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or an affidavit of loss in lieu of the Certificate, as provided in Section 4.2(e)) there will be paid to the holder thereof, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Shares to which such holder is entitled pursuant to Section 4.1, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such Parent Shares.

4.3 Treatment of Equity Awards and Company Warrant.

(a) Treatment of Company Options. Immediately prior to the Effective Time, each unexpired, unexercised and outstanding stock option to purchase Company Shares granted under the Company Stock Plan or otherwise (a “Company Option”) shall, automatically and without any action on the part of the holder thereof, cease to represent a right to purchase Company Shares and be converted immediately prior to the Effective Time into an option, on the same terms and conditions applicable to such Company Option immediately prior to the Effective Time (including any terms and conditions that provide for accelerated vesting in connection with the Merger or the other transactions contemplated by this Agreement), to purchase the number of Parent Shares that is equal to the product of, rounded down to the nearest whole share, (i) the number of Company Shares subject to such Company Option immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, at an exercise price per Parent Share (rounded up to the nearest whole cent) equal to (A) the per-Company Share exercise price of such Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided that the adjustments provided in this Section 4.3(a) with respect to any Company Options are intended to be effected in a manner that is consistent with Section 424(a) of the Code and Section 409A of the Code.

(b) Treatment of Company RSU Awards. Notwithstanding anything in this Agreement to the contrary, each outstanding restricted stock unit award of the Company in respect of Company Shares granted under the Company Stock Plan or otherwise (each, a “Company RSU Award,” and together with the Company Options, the “Company Equity Awards”), shall, automatically and without any action on the part of the holder thereof, be converted into an award of Parent restricted stock units covering a number of Parent Shares (rounded to the nearest whole Parent Share) equal to the product of (x) the number of Company Shares subject to such Company RSU Award immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, which Parent restricted stock units shall be subject to the same terms and conditions as were applicable to such Company RSU Award immediately prior to the Effective Time.

(c) Treatment of Company Warrant. Immediately prior to the Effective Time, the outstanding warrant to purchase 2,000,000 Company Shares subject to the Common Stock Purchase Warrant, dated June 30, 2016, issued to NantWorks, LLC (the “Company Warrant”) shall, automatically and without any action on the part of the holder thereof, cease to represent a right to purchase Company Shares and be converted immediately prior to the Effective Time into a warrant, on the same terms and conditions applicable to the Company Warrant immediately prior to the Effective Time, to purchase the number of Parent Shares that is equal to the product of, rounded to the nearest whole share, (i) the number of Company Shares subject to the Company Warrant immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, at an exercise price per Parent Share (rounded to the nearest whole cent) equal to (A) the per-Company Share exercise price of the Company Warrant immediately prior to the Effective Time divided by (B) the Exchange Ratio.

(d) Corporate Actions. At or prior to the Effective Time, the Company, the Company Board and any duly authorized committee of the Company Board, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Section 4.3(a), Section 4.3(b) and Section 4.3(c). At the Effective Time, Parent shall assume all of the obligations of the Company relating to Company Equity Awards outstanding immediately prior to the Effective Time, including under the Company Stock Plan and the agreements evidencing the grants thereof. At the Effective Time, Parent shall assume all of the obligations of the Company relating to the Company Warrant, and if requested by the holder of the Company Warrant, Parent shall issue to such holder a replacement warrant in form reasonably satisfactory to such holder reflecting the assumption by the Parent of the obligations of the Company relating to the Company Warrant and the adjustments thereto reflected in Section 4.3(c). Promptly following the Effective Time, Parent shall file a registration statement on Form S-8 (or other applicable form) with respect to the Parent Shares subject to such Company Equity Awards converted pursuant to this Section 4.3 and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such converted Company Equity Awards remain outstanding. As soon as practicable after the Effective Time, Parent shall deliver to the holders of Company Equity Awards appropriate notices (if applicable) setting forth such holders’ rights pursuant to the Company Stock Plan, and the agreements evidencing the grants of such Company Equity Awards shall continue in effect on the same terms and conditions, subject to the adjustments required by this Section 4.3 after giving effect to the transactions contemplated by this Agreement.

4.4 Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date hereof to the earlier of the Effective Time and termination of this Agreement in accordance with Article IX, the issued and outstanding Company Shares or Parent Shares, as applicable, or securities convertible or exchangeable thereinto or exercisable therefor shall have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger (other than the Merger), issuer tender offer or exchange offer, or other similar transaction, or a stock dividend with a record date within such period shall have been declared, then the Merger Consideration, and any other similarly dependent items, as the case may be, shall be equitably adjusted in order to provide the holders of Company Shares, Company Equity Awards and the Company Warrant the same economic effect as contemplated by this Agreement prior to such event; provided, however, nothing in this Section 4.4 shall be construed to permit the Company, Parent or any other Person to take any action except to the extent consistent with, and not otherwise prohibited or restricted by, the terms of this Agreement.

ARTICLE V

Representations and Warranties of the Company

Except as set forth in the Company Disclosure Document (excluding, in each case, any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the confidential disclosure letter delivered to Parent by the Company prior to or concurrently with entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that, for purposes of the representations and warranties set forth in this Article V, (i) any matter in the Company Disclosure Document shall not be deemed disclosed for purposes of Sections 5.1(a), 5.2(a) (first, second, third, fifth and last sentences), 5.3 and 5.6(b) and (ii) disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub that:

5.1 Organization, Good Standing and Qualification.

(a) The Company (i) is a legal entity duly organized, validly existing and in good standing under the Laws of the State of Delaware, (ii) has all requisite corporate power and authority to own, lease and operate its properties, rights and assets and to carry on its business as presently conducted and (iii) is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in the case of clause (iii), where the failure to have such power or authority or to be so qualified or, to the extent such concept is applicable, in good standing would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. True and complete copies of the certificate of incorporation and bylaws of the Company, in each case, as amended to the date of this Agreement, have been made available to Parent, and each as so made available is in full force and effect on the date of this Agreement.

(b) Section 5.1(b) of the Company Disclosure Letter sets forth, as of the date hereof, each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary. Each of the Company’s Subsidiaries (i) is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite power and authority to own, lease and operate its properties, rights and assets and to carry on its business as presently conducted and (iii) is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in the case of clause (iii), where the failure to have such power or authority or to be so qualified or, to the extent such concept is applicable, in good standing would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

5.2 Capital Structure.

(a) The authorized capital stock of the Company consists of 1,000,000,000 Company Shares, of which 334,164,092 Company Shares are issued and outstanding as of the date hereof. Of the issued and outstanding Company Shares as of the date hereof, 200,000 are held by GlobeImmune, Inc., a Subsidiary of the Company, and are treated as treasury stock for purposes of GAAP. No Company Shares are held directly by the Company as treasury stock. All of the issued and outstanding Company Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of the date hereof, there are (i) 21,859,718 Company Shares reserved and available for issuance pursuant to the Company Stock Plan, (ii) Company Options to purchase 1,921,128 Company Shares, with a weighted average exercise price per Company Share of $4.11, outstanding under the Company Stock Plan, and (iii) the Company Warrant to purchase 2,000,000 Company Shares at an exercise price of $2.65 per Company Share. Except as set forth above and except pursuant to the CVR Agreements or as otherwise permitted under Section 7.1(a) of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, restricted share units, performance units, phantom stock rights, profit participation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights, obligations or contracts of any kind that obligate the Company or any of its Subsidiaries to issue or sell any Company Shares or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any Company Shares. The Company has issued (A) 151,998,715 contingent value rights pursuant to the FDA CVR Agreement and (B) 151,998,715 contingent value rights pursuant to the Sales CVR Agreement, of which an aggregate of 139,768,338 contingent value rights are subject to irrevocable elections to receive Company Shares in the event of payment with respect to such contingent value rights.

(b) Upon any issuance of any Company Shares in accordance with the terms of the Company Stock Plan, the Company Warrant or the CVR Agreements, such Company Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any lien, charge, pledge, security interest, claim, adverse ownership interest or other encumbrance (each, a “Lien”), other than restrictions under applicable securities Laws. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote with the holders of Company Shares on any matter. There are no outstanding agreements which obligate the Company to repurchase, redeem or otherwise acquire any Company Shares or other securities of the Company, or obligate the Company to grant, extend or enter into any such agreements relating to any Company Shares or other securities of the Company, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, call or rights of first refusal or similar rights. The Company is not a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Shares or any other agreement relating to the disposition, voting or dividends with respect to any Company Shares.

(c) The Company owns, directly or indirectly, the shares of capital stock of, or other equity or voting interests in, each of its Subsidiaries free and clear of any Liens, other than restrictions under applicable securities Laws. There are no outstanding options, warrants, conversion rights, stock appreciation rights, restricted share units, performance units, phantom stock rights, profit participation rights, agreements, arrangements, calls, commitments or rights, obligations or contracts of any kind that obligate the Company or any of its Subsidiaries to issue or sell any securities or obligations convertible or exchangeable into or exercisable for any securities of any Subsidiary of the Company. Except for its interests in any of its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity interests of any nature in, any Person.

5.3 Corporate Authority; Approval.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order for it to execute and deliver this Agreement, the Parent Voting Agreement and the Company Voting Agreement, and to perform its obligations under this Agreement, the Parent Voting Agreement and the Company Voting Agreement, and to consummate the Merger and the other transactions contemplated hereby and thereby; provided that the consummation of the Merger is subject to the receipt of the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) The Company Board has unanimously (and the Independent Director has separately) (i) determined that it is fair to and in the best interests of the Company and the holders (other than the Company Significant Stockholders) of Company Shares for the Company to enter into this Agreement and declared this Agreement and the transactions contemplated by this Agreement, including the Merger, advisable, (ii) approved and adopted this Agreement and the transactions contemplated by this Agreement, including the Merger, (iii) directed that this Agreement and the transactions contemplated by this Agreement, including the Merger, be submitted to holders of Company Shares for their approval and adoption by written consent, and (iv) resolved to recommend that holders of Company Shares act by written consent to provide the Company Stockholder Approval (the “Company Recommendation”).

5.4 Governmental Filings; No Violations; Certain Contracts.

(a) Other than the filings, notices, reports, consents, registrations, approvals, permits, waivers, consultation, advice, expirations of waiting periods or authorizations pursuant to, in compliance with or required to be made under, (i) the DGCL, (ii) the Exchange Act and the Securities Act, (iii) the rules and regulations of NASDAQ and (iv) state securities, takeover and “blue sky” Laws (the filings, notices, reports, consents, registrations, approvals, permits, waivers, consultation, advice, expirations of waiting periods and authorizations contemplated by the foregoing clauses (i) through (iv), the “Company Approvals”), no filings, notices, reports, consents, registrations, approvals, permits, waivers, consultation, advice, expirations of waiting periods or authorizations are required to be obtained by the Company from, or to be given by the Company to, or to be made or held by the Company with, any U.S., non-U.S. or supranational or transnational governmental, regulatory, self-regulatory or quasi-governmental authority, entity, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other legislative, executive or judicial governmental entity or political subdivision thereof (each, a “Governmental Entity”) or any labor or trade union, works council or other employee representative body, in connection with the execution, delivery and performance by the Company of this Agreement, the Parent Voting Agreement and the Company Voting Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, the Parent Voting Agreement and the Company Voting Agreement, except for those filings, notices, reports, consents, registrations, approvals, permits, waivers, consultation, advice, expirations of waiting periods or authorizations the failure of which to be obtained, given, made or held would not, individually or in the aggregate, reasonably be expected to (x) result in a Company Material Adverse Effect or (y) prevent or materially delay or impair the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement, the Parent Voting Agreement and the Company Voting Agreement.

(b) The execution, delivery and performance of this Agreement, the Parent Voting Agreement and the Company Voting Agreement by the Company do not, and the consummation of the Merger and the other transactions contemplated by this Agreement, the Parent Voting Agreement and the Company Voting Agreement will not, constitute or result in (i) a conflict with, a breach or violation of, or a default under, the certificate of incorporation or bylaws of the Company (assuming the Company Stockholder Approval is obtained), (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien (other than Permitted Liens) on any of the properties, rights or assets of the Company or its Subsidiaries pursuant to any Contract binding upon the Company or its Subsidiaries or, assuming compliance with the matters referred to in Section 5.4(a), under any applicable Law to which the Company or its Subsidiaries is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon the Company or its Subsidiaries, except, in the case of clause (ii) or (iii) directly above, for any such conflict, breach, violation, termination, default, loss, creation, modification, acceleration or change that would not, individually or in the aggregate, reasonably be expected to (x) result in a Company Material Adverse Effect or (y) prevent or materially delay or impair the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement, the Parent Voting Agreement and the Company Voting Agreement.

5.5 Company Disclosure Document; Financial Statements.

(a) As of December 19, 2020, the Company Disclosure Document complied as to form in all material respects with the applicable requirements of Form S-1 of the SEC and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) The Company maintains a system of internal accounting controls that are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that are in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. Since January 1, 2020, neither the Company nor its auditors have identified (A) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls used by the Company, (B) any fraud that involves the Company, its Subsidiaries, the Company’s management or other employees who have a role in the preparation of the financial statements or the internal accounting controls utilized by the Company, or (C) any claim or allegation regarding any of the foregoing.

(c) Each of the consolidated balance sheets included in the Company Disclosure Document (including the related notes and schedules) presents fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of its date and each of the related consolidated statements of operations and comprehensive loss, and stockholders’ deficit and of cash flows included in the Company Disclosure Document (including any related notes and schedules) presents fairly, in all material respects, the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments). Each such consolidated balance sheet or related consolidated statements of operations and comprehensive loss, stockholders’ deficit and of cash flows included in the Company Disclosure Document (including the related notes and schedules) complied as to form as of the date of the Company Disclosure Document in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and was prepared in conformity with GAAP (except, in the case of unaudited interim financial statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto).

5.6 Absence of Certain Changes.

(a) Since December 31, 2019 through the date of this Agreement, except for actions taken in connection with the execution and delivery of this Agreement and the transactions contemplated hereby, the Company and its Subsidiaries have conducted their business in the ordinary course of business consistent with past practice in all material respects.

(b) Since December 31, 2019, there has not been any change, event, occurrence, state of facts, condition, circumstance or effect that, individually or in the aggregate, has had or would reasonably be expected to result in a Company Material Adverse Effect.

5.7 Litigation and Liabilities.

(a) Except as described in the Company Disclosure Document, there are no Proceedings pending or, to the Company’s Knowledge, threatened against the Company or its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any Order that would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(b) Except as reflected or reserved against in the Company’s most recent balance sheet (including the related notes) included in the Company Disclosure Document and for obligations or liabilities incurred in the ordinary course of business consistent with past practice since the date of such balance sheet, the Company and its Subsidiaries do not have any liabilities or obligations of any nature (whether accrued, absolute, matured, unmatured, contingent or otherwise), except for those that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(c) Schedule 5.7(c) of the Company Disclosure Letter sets forth the aggregate Indebtedness of the Company and its Subsidiaries as of the date hereof. The Company has made available to Parent complete and correct copies of all Contracts related to such Indebtedness.

5.8 Compliance with Laws; Licenses; Anti-Corruption Laws.

(a) Since January 1, 2018 (the “Applicable Date”), the business of the Company and its Subsidiaries has not been conducted in violation of any federal, state, local or foreign law, statute or ordinance or common law, or any rule, regulation, standard, judgment, code, Order, arbitration award, agency requirement or License of any Governmental Entity (collectively, “Laws”), or any policies (including Privacy Policies) of the Company or any of its Subsidiaries, in each case, except for violations that, individually or in the aggregate, have not had and would not reasonably be expected to result in a Company Material Adverse Effect. Since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written notice or communication alleging noncompliance with any Law, except where such noncompliance would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(b) The Company and its Subsidiaries have obtained and are in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and Orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct their business as presently conducted, except for those the absence of which or the noncompliance with which would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (i) each such License is in full force and effect (other than those Licenses that have expired and in respect of which the Company or its Subsidiary, as applicable, has taken all measures reasonably necessary to renew (including by making all applications or filings required by applicable Law or the applicable Governmental Entity in a timely manner)), and (ii) the Company and its Subsidiaries have taken all measures reasonably necessary (including by making all applications or filings required by applicable Law or the applicable Governmental Entity) to extend any such License to prevent the expiration thereof. The operation of the business of the Company and its Subsidiaries as presently conducted has not been since the Applicable Date in violation of, nor is the Company or any of its Subsidiaries in default or violation under, any License, and, to the Company’s Knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any material term, condition or provision of any such License, except where such default or violation of such License, individually or in the aggregate, has not had and would not reasonably be expected to result in a Company Material Adverse Effect. There are no Proceedings pending or, to the Company’s Knowledge, threatened, that seek the revocation, cancellation or adverse modification of any License, except where such revocation, cancellation or adverse modification would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. Since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written notice or communication alleging noncompliance with any License, except where such noncompliance would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(c) Since the Applicable Date, except as, individually or in the aggregate, has not had and would not reasonably be expected to result in a Company Material Adverse Effect, (i) neither the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any Person acting on behalf of the Company or any of its Subsidiaries, including any officer, director, employee or agent thereof, has granted, paid, offered or promised to grant or pay, or authorized or ratified the granting of payment, directly or indirectly, of any rebates, monies or anything of value to any Government Official or any political party or candidate for political office, or to any other Person under circumstances where the Company or any of its Subsidiaries or, to the Knowledge of the Company, any Person acting on behalf of the Company or any of its Subsidiaries, including any officer, director, employee or agent thereof, knew or had reason to know that all or a portion of such rebates, monies or things of value would be offered, promised, or given, directly or indirectly, to any Government Official, in violation of applicable Law for the purpose of (A) influencing any act or decision of such Government Official in his or her official capacity, (B) inducing such Government Official to do, or omit to do, any act in relation to his or her lawful duty, (C) securing any improper advantage or (D) inducing such Government Official to influence or affect any act or decision of any Governmental Entity, in each case, in order to assist the Company or any of its Subsidiaries or any Person acting on behalf of the Company or any of its Subsidiaries, including any officer, director, employee or agent thereof, in obtaining or retaining business for or with, or directing business to, any Person or to secure any other improper benefit or advantage and (ii) the Company and each of its Subsidiaries and each Person acting on behalf of the Company or any of its Subsidiaries, including any officer, director, employee or agent thereof, have complied with the Anti-Corruption Laws.

5.9 Material Contracts.

(a) Except for this Agreement and the other Contracts set forth in Section 5.9 of the Company Disclosure Letter, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract (each, a “Material Contract”) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act) of the Company. The Company has made available to Parent complete and correct copies of all Material Contracts.

(b) Each of the Material Contracts is valid and binding on the Company or its applicable Subsidiary, and, to the Company’s Knowledge, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. There exists no breach or event of default with respect to any such Material Contracts on the part of the Company or its applicable Subsidiary or, to the Company’s Knowledge, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by the Company or its applicable Subsidiary or, to the Company’s Knowledge, any other party thereto, except in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches or defaults that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. As of the date hereof, neither the Company nor any of its Subsidiaries has received any notice in writing from any Person that such Person intends to terminate, or not renew, any Material Contract.

5.10 Real Property. With respect to the real property leased, subleased or licensed to the Company or any of its Subsidiaries (the “Leased Real Property”), the lease, sublease or license agreement for such property is valid, legally binding, enforceable and in full force and effect in accordance with its terms, and the Company or its applicable Subsidiary is not in breach of or default under such lease, sublease or license agreement, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by the Company or its applicable Subsidiary or permit termination, modification or acceleration by any third party thereunder, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

5.11 Employee Benefits.

(a) (i) Each Company Benefit Plan (including any related trusts) has been established, operated and administered in material compliance with its terms and applicable Laws, including ERISA and the Code, (ii) all contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Company Benefit Plan have been paid or accrued in accordance with the terms of such Company Benefit Plan and applicable Law, (iii) there are no pending or, to the Company’s Knowledge, threatened claims (other than routine claims for benefits) or Proceedings by a Governmental Entity by, on behalf of or against any Company Benefit Plan or any trust related thereto, and (iv) each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the U.S. Internal Revenue Service or is entitled to rely upon a favorable opinion issued by the U.S. Internal Revenue Service and, to the Company’s Knowledge, nothing has occurred that would adversely affect the qualification or Tax exemption of any such Company Benefit Plan.

(b) Neither the Company nor any ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, (i) a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA or (ii) any “multiemployer plan” within the meaning of Section 3(37) of ERISA, in each case, in the last six (6) years.

(c) No Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and the Company has no obligation to provide such benefits.

(d) Neither the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of the Company or any of its ERISA Affiliates; (ii) further restrict any rights of the Company to amend or terminate any Employee Plan; or (iii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).

5.12 Labor Matters. Since the Applicable Date, the Company and its Subsidiaries have been in compliance with all applicable Laws, Orders, Contracts, policies, plans and programs relating to employment and employment practices, including all Laws, Orders, Contracts, policies, plans and programs relating to the COVID-19 (or SARS-CoV-2) virus (as related to labor, employment or employment practices), terms and conditions of employment, health and safety, wages and hours, the classification of employees as exempt/non-exempt, the classification of individuals as employees or independent contractors, the classification under wage laws, child labor, immigration and work authorization, employment discrimination, harassment and retaliation, disability rights or benefits, equal opportunity, pay equity, whistleblowing and whistleblower protection, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, relations with labor or trade unions, works councils or other employee representative bodies and unemployment insurance, except for noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to result in a Company Material Adverse Effect.

5.13 Environmental Matters. Except for such matters that, individually or in the aggregate, have not had and would not reasonably be expected to result in a Company Material Adverse Effect: (a) since the Applicable Date, the Company and its Subsidiaries have not violated any applicable Environmental Laws; (b) no Leased Real Property or any other real property, currently or formerly owned, leased or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) has been contaminated with any Hazardous Substance in a manner that would reasonably be expected to result in any obligation to conduct remedial activities on the part of, or a Proceeding against, the Company or any of its Subsidiaries pursuant to any Environmental Law; (c) neither the Company nor any of its Subsidiaries is subject to any Order, Proceeding or written notice alleging it has liability for any Hazardous Substance disposal or contamination on any third-party property or any failure to properly store or handle, or any release of or exposure to, any Hazardous Substance; (d) neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information or is a party to or the subject of any pending or, to the Company’s Knowledge, threatened Proceeding, in each case, alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law or regarding any Hazardous

Substance; and (e) neither the Company nor any of its Subsidiaries is a party to any Order or other legally-binding arrangement with any Governmental Entity, or any indemnity or other legally-binding agreement, with any third party under which the Company or any of its Subsidiaries has any outstanding liability or obligations relating to any Environmental Law.

5.14 Taxes. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect:

(a) Each of the Company and its Subsidiaries (i) has prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by or with respect to it, and all such filed Tax Returns are true, complete and correct, (ii) has paid all Taxes shown as due and owing on any such Tax Return and has paid all Taxes that the Company or its Subsidiary is obligated to withhold from amounts owing to any employee, former employee, independent contractor, creditor, stockholder or third party, in each case, except with respect to matters contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP and (iii) has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to an assessment or deficiency of Taxes. There are no Tax Liens upon any property or assets of the Company or any of its Subsidiaries other than Permitted Liens.

(b) No deficiencies for Taxes have been proposed or assessed in writing against the Company or any of its Subsidiaries, and there are no pending audits or examinations in respect of any Taxes or Tax Returns of the Company or any of its Subsidiaries, and no written notice of any such audit or examination has been received by the Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing an affiliated, combined, unitary, consolidated or similar income Tax Return (other than a group the common parent of which is the Company or Parent), (ii) is a party to any Tax allocation, Tax sharing, Tax indemnity or similar agreement (other than any agreement with the Company or any Subsidiary of the Company) and (iii) has liability for the Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), by operation of Law, as transferee or successor or otherwise.

(d) During the last five (5) years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code.

(e) Neither the Company nor any of its Subsidiaries has “participated” in any “listed transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder (or any similar provision of state, local or foreign Law).

(f) Neither the Company nor its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting under Section 481 of the Code (or any similar provision of state, local or foreign Law) for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date outside of the ordinary course of business, (iv) intercompany transaction or excess loss account described in Section 1502 of the Code and the Treasury Regulations promulgated thereunder (or any similar provision of state, local or foreign Law) or (v) election under Section 108(i) of the Code.

(g) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action, and the Company does not have Knowledge of any fact or circumstance, that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

5.15 Intellectual Property.

(a) Section 5.15(a) of the Company Disclosure Letter contains a complete and accurate list of all material patents, patent applications, registered and unregistered trademarks, registered copyrights, domain names and applications for any of the foregoing, in each case, owned or purported to owned by, or exclusively licensed to, the Company or any of its Subsidiaries.

(b) All registered Intellectual Property Rights and applications therefor owned or purported to be owned by the Company or any of its Subsidiaries are subsisting and unexpired, and, to the Knowledge of the Company, valid and, to the Knowledge of the Company, enforceable. The Company and its Subsidiaries have taken with respect to all such registered Intellectual Property Rights all actions reasonably necessary to maintain such registered Intellectual Property Rights, including payment of applicable application, filing, registration and maintenance fees, filing of applicable statements of use, timely response to office actions, and disclosure of any required information, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. No such registered Intellectual Property Right is involved in any interference, reissue, re-examination or opposition proceeding, nor in any litigation to which the Company or any of its Subsidiaries is a party, and no other Person has notified the Company or its Subsidiaries that any such proceeding or litigation involving any such registered Intellectual Property Right is threatened.

(c) The Company and each of its Subsidiaries exclusively owns or controls all material Intellectual Property Rights owned or purported to be owned by it, free and clear of any and all Liens (other than Permitted Liens), including claims of current or former employees and contractors, and neither the Company nor any of its Subsidiaries has since the Applicable Date received any written claim from any other Person challenging the validity, enforceability, use or ownership of any Intellectual Property Rights.

(d) To the Knowledge of the Company, (i) the operation of the business of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any other Person, and (ii) since the Applicable Date, no Person has claimed the same in writing (including by a “cease and desist” letter or invitation to take a patent license). To the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

(e) The Company and each of its Subsidiaries has taken all commercially reasonable actions and has implemented all commercially reasonable policies and procedures to protect (i) its material trade secrets and confidential information, (ii) all Personal Data and all other personal, personally identifiable, sensitive or regulated information collected, stored, used, disclosed, transmitted, transferred, processed or disposed of by or on behalf of the Company or any of its Subsidiaries and (iii) the integrity, continuous operation and security of the IT Assets used in connection with its business.

(f) Since the Applicable Date, the Company and each of its Subsidiaries has complied in all material respects with all applicable Laws and all applicable contractual obligations relating to the collection, storage, use, transfer and any other processing of all Personal Data collected or used by the Company or any of its Subsidiaries. The Company and its Subsidiaries have implemented backup, security and disaster recovery technology and procedures consistent with standard practices for the industries in which the Company and its Subsidiaries operate in each applicable jurisdiction in which they do business. There has been no unauthorized access to or unauthorized use of Personal Data, and no material breaches, outages or violations of any of the IT Assets used in the business of the Company or any of its Subsidiaries. There is no complaint to, or any audit, proceeding, investigation (formal or informal) or claim currently pending against, the Company or its Subsidiaries by any private party or any Governmental Entity with respect to the collection, use, retention, disclosure, transfer, storage or disposal of Personal Data.

5.16 Insurance. The Company and its Subsidiaries are covered by insurance policies and self-insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries that (i) are in full force and effect, except for any expirations thereof in accordance with the terms thereof, and (ii) are sufficient for compliance with all applicable Laws and Contracts to which the Company or any of its Subsidiaries is a party or by which it is bound and as is customary in the industries in which the Company and each of its Subsidiaries operates.

5.17 State Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or similar antitakeover Law (collectively, “Takeover Laws”) enacted under any state Laws and applicable to the Company applies to this Agreement or any of the transactions contemplated hereby.

5.18 Brokers and Finders. Neither the Company or any of its Subsidiaries nor any officers, directors or employees thereof has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated in this Agreement except that the Company has employed Goldman, Sachs & Co. and Lazard Freres & Co. LLC as its financial advisors (collectively, the “Company Financial Advisors”). The Company has made available to Parent a good faith estimate of the fees and expenses to which the Company Financial Advisors are entitled in connection with the Merger or any other transaction contemplated by this Agreement.

5.19 Healthcare Regulatory Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to result in a Company Material Adverse Effect, since the Applicable Date, (i) all filings, declarations, listings, registrations, reports, submissions, applications, amendments, modifications, supplements, notices, correspondence and other documents required to be filed or maintained with or furnished to the FDA or any other Healthcare Regulatory Authority (collectively, “Health Care Submissions”) by the Company or any of its Subsidiaries have been so filed, maintained or furnished, (ii) all such Health Care Submissions were complete and accurate and in compliance with all applicable Laws when filed (or were corrected in or supplemented by a subsequent filing), and (iii) neither the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any officer, employee or agent of the Company or any of its Subsidiaries acting on its behalf or any clinical trial investigator conducting any clinical trial of a Product Candidate of the Company or any of its Subsidiaries (a “Company Clinical Trial Investigator”) has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Healthcare Regulatory Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Healthcare Regulatory Authority or committed any act, made any statement or failed to make any statement, in each case, related to the business of the Company or any of its Subsidiaries that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any other Healthcare Regulatory Authority to invoke any similar policy.

(b) Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer or employee of the Company or any of its Subsidiaries or any Company Clinical Trial Investigator is or has been excluded or suspended from a Government Health Care Program or debarred pursuant to 21 U.S.C. § 335a (a) or (b) or disqualified from receiving investigational products or conducting clinical research, and no such debarment or disqualification proceedings are pending or threatened.

(c) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (i) all Product Candidates under development by or on behalf of the Company or any of its Subsidiaries have been researched, developed, tested, manufactured, handled, labeled, packaged, stored, supplied, distributed, imported and exported, as applicable, in compliance with all applicable Laws, (ii) all clinical trials conducted by or on behalf of the Company or any of its Subsidiaries have been conducted in compliance with applicable protocols, procedures and Laws, (iii) no Healthcare Regulatory Authority, institutional review board or ethics committee has commenced any action to place a clinical hold order on, or otherwise terminate or suspend, any ongoing clinical trial conducted by or on behalf of the Company or any of its

Subsidiaries and (iv) neither the Company nor any of its Subsidiaries has received any written notice or communication alleging that the Company or any of its Subsidiaries has violated or failed to comply with any applicable Laws with respect to such clinical trials. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, since the Applicable Date, neither the Company nor any of its Subsidiaries has received: (A) any FDA Form 483 or warning letter from the FDA or any analogous notice from any other Healthcare Regulatory Authority or (B) any other written notice of violations, inspectional observations, untitled letters or other written administrative, regulatory or enforcement notice from the FDA or any analogous Healthcare Regulatory Authority.

(d) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, since the Applicable Date, the Company and its Subsidiaries have complied with, and have not been notified in writing by any Healthcare Regulatory Authority of any failure (or, to the Knowledge of the Company, any investigation with respect thereto) by the Company or any of its Subsidiaries or any licensor, licensee, partner or distributor to comply with, or maintain systems and programs to ensure compliance with, applicable Laws pertaining to product quality, notification of facilities and products, corporate integrity, pharmacovigilance and conflict of interest, including current Good Manufacturing Practice Requirements, Good Laboratory Practice Requirements, Good Clinical Practice Requirements, establishment registration and product listing requirements, requirements applicable to the debarment of individuals, requirements applicable to the conflict of interest of clinical investigators and adverse drug reaction reporting requirements and clinical trial disclosure requirements, in each case with respect to any Product Candidates under development by or on behalf of the Company or any of its Subsidiaries.

5.20 Information Furnished. The information supplied or to be supplied by the Company for inclusion in the Joint Disclosure Statement and the Form S-4 will not (a) in the case of the Form S-4, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented, and at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading and (b) in the case of the Joint Disclosure Statement, as of the date the Joint Disclosure Statement is first mailed to holders of the Company Shares and holders of the Parent Shares, and at the time of the Parent Stockholders Meeting, contain any statement which, in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not false or misleading. Notwithstanding the foregoing sentence, the Company makes no representation or warranty with respect to any information supplied by or on behalf of Parent or any of its Subsidiaries for inclusion in any of the foregoing documents.

5.21 Interested Party Transactions. As of the date hereof, except as disclosed in the Company Disclosure Document, no event has occurred and no relationship exists that would be required to be disclosed by the Company under Item 404 of Regulation S-K promulgated by the SEC (each, an “Interested Party Transaction”). The Company has made available to Parent complete and correct copies of all Contracts related to any Interested Party Transactions.

5.22 No Other Representations or Warranties. Except for the representations and warranties of the Company contained in this Article V, the Company is not making and has not made, and no other Person is making or has made on behalf of the Company, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby. The Company acknowledges and agrees that, except for the representations and warranties contained in Article VI, none of Parent or Merger Sub, any other Subsidiary of Parent or any other Person acting on behalf of Parent or Merger Sub or any such Subsidiary makes any representation or warranty, express or implied, with respect to Parent or Merger Sub or any other Subsidiary of Parent or with respect to any other information provided to the Company or any of its Representatives or any other Person in connection with the transactions contemplated by this Agreement, including the accuracy or completeness thereof, nor is the Company or any of its Representatives relying thereon.

ARTICLE VI

Representations and Warranties of Parent and Merger Sub

Except as set forth in the publicly available Parent Reports filed with the SEC on or after January 1, 2019 and prior to the date hereof (excluding, in each case, any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the confidential disclosure letter delivered to the Company by Parent prior to or concurrently with entering into this Agreement (the “Parent Disclosure Letter”) (it being agreed that, for purposes of the representations and warranties set forth in this Article VI, (i) any matter in the Parent Reports shall not be deemed disclosed for purposes of Sections 6.1(a), 6.2(a) (first and third sentences), 6.3 or 6.6(b) and (ii) disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face), Parent and Merger Sub each hereby represents and warrants to the Company that:

6.1 Organization, Good Standing and Qualification.

(a) Each of Parent and Merger Sub (i) is a legal entity duly organized, validly existing and in good standing under the Laws of the State of Delaware, (ii) has all requisite corporate power and authority to own, lease and operate its properties, rights and assets and to carry on its business as presently conducted and (iii) is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in the case of clause (iii), where the failure to have such power or authority or to be so qualified or, to the extent such concept is applicable, in good standing would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect. True and complete copies of the certificate of incorporation and bylaws of Parent, in each case, as amended to the date of this Agreement, are included in the Parent Reports, and each as so included is in full force and effect as of the date of this Agreement.

(b) Section 6.1(b) of the Parent Disclosure Letter sets forth, as of the date hereof, each of Parent’s Subsidiaries and the ownership interest of Parent in each such Subsidiary. Each of Parent’s Subsidiaries (i) is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite power and authority to own, lease and operate its properties, rights and assets and to carry on its business as presently conducted and (iii) is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in the case of clause (iii), where the failure to have such power or authority or to be so qualified or, to the extent such concept is applicable, in good standing would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

6.2 Capital Structure.

(a) The authorized capital stock of Parent consists of (i) 500,000,000 Parent Shares, of which 108,596,551 Parent Shares were issued and outstanding as of the close of business on December 16, 2020 (the “Measurement Date”) and (ii) 20,000,000 preferred shares, par value $0.0001 per share, of which none are issued and outstanding as of the date hereof. All of the issued and outstanding Parent Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of the Measurement Date, Parent had outstanding under the Parent’s 2015 Equity Incentive Plan (as amended, the “Parent Stock Plan”) options to purchase a total of 3,648,010 Parent Shares (the “Parent Options”), with a weighted average exercise price per Parent Share of $11.57, and restricted stock units in respect of a total of 470,092 Parent Shares (“Parent RSUs”). Except as set forth above or as otherwise permitted under Section 7.1(b) of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, restricted share units, performance units, phantom stock rights, profit participation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights, obligations or contracts of any kind that obligate Parent or any of its Subsidiaries to issue or sell any Parent Shares or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, Parent Shares. From the Measurement Date to the date of this Agreement, no Parent Shares have been issued, other than pursuant to the vesting, settlement or exercise of Parent Options and Parent RSUs outstanding as of the Measurement Date under the Parent Stock Plan (collectively, “Parent Equity Awards”).

(b) Upon any issuance of any Parent Shares in accordance with the terms of the Parent Stock Plan, such Parent Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens, other than restrictions under applicable securities Laws. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote with the holders of Parent Shares on any matter. There are no outstanding agreements which obligate Parent to repurchase, redeem or otherwise acquire any Parent Shares or other securities of Parent, or obligate Parent to grant, extend or enter into any such agreements relating to any Parent Shares or other securities of Parent, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, call or rights of first refusal or similar rights. Parent is not a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Parent Shares or any other agreement relating to the disposition, voting or dividends with respect to any Parent Shares.

(c) Parent owns, directly or indirectly, the shares of capital stock of, or other equity or voting interests in, each of its Subsidiaries free and clear of any Liens, other than restrictions under applicable securities Laws. There are no outstanding options, warrants, conversion rights, stock appreciation rights, restricted share units, performance units, phantom stock rights, profit participation rights, agreements, arrangements, calls, commitments or rights, obligations or contracts of any kind that obligate Parent or any of its Subsidiaries to issue or sell any securities or obligations convertible or exchangeable into or exercisable for any securities of any Subsidiary of Parent. Except for its interests in any of its Subsidiaries, Parent does not own, directly or indirectly, any capital stock of, or other equity interests of any nature in, any Person.

6.3 Corporate Authority; Approval.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement, the Company Voting Agreement and the Parent Voting Agreement, as applicable, and to perform its obligations under this Agreement, the Company Voting Agreement and the Parent Voting Agreement, as applicable, and to consummate the Merger and the other transactions contemplated hereby and thereby; provided that (i) the consummation of the Merger is subject to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub (which shall occur by written consent promptly following execution of this Agreement), (ii) the Parent Share Issuance is subject to receipt of the Parent Stockholder Approval and (iii) the consummation of the Merger is subject to receipt of the Parent Majority of the Minority Stockholder Approval as provided in this Agreement. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. The Parent Shares to be issued pursuant to the Merger in accordance with Section 4.1 will, when issued, be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens (including any preemptive rights).

(b) The Parent Board has duly established the Special Committee and has vested in it the power and authority of the Parent Board to review, evaluate, recommend or not recommend any proposed combination of Parent and the Company, and, if deemed appropriate by the Special Committee, negotiate the terms of any such combination and recommend a definitive agreement reflecting the terms of such combination and the transactions contemplated thereby for adoption and approval by the Parent Board. The Special Committee has unanimously (a) determined that it is fair to and in the best interests of Parent and the holders of Parent Shares, other than the Parent Significant Stockholders and any of their respective Affiliates and the directors and executive officers of Parent or the Company, for Parent to enter into this Agreement and declared this Agreement, and the transactions contemplated by this Agreement, advisable, and (b) adopted the Special Committee Recommendation. The Parent Board, acting upon the Special Committee Recommendation, has (i) approved and adopted this Agreement and the transactions contemplated by this Agreement, including the Merger and the Parent Share Issuance, (ii) directed that (x) the Parent Share Issuance be submitted to the holders of Parent Shares for approval by such holders and (y) this Agreement and the transactions contemplated hereby, including the Merger, be submitted to the holders of Parent Shares (excluding Parent Significant Stockholders and any of their respective Affiliates and the directors and executive officers of Parent or the Company) for approval by such holders and (iv) adopted the Parent Recommendation. The Special Committee has (i) received an oral opinion (to be confirmed by the delivery of a written opinion) of Barclays Capital Inc., the Special Committee’s financial advisor (the “Special Committee Financial Advisor”), to the effect that the Exchange Ratio is fair, from a financial point of view, to Parent as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth in such written opinion. A copy of such written opinion shall be delivered to the Company solely for informational purposes promptly following the execution of this Agreement.

6.4 Governmental Filings; No Violations; Certain Contracts.

(a) Other than the filings, notices, reports, consents, registrations, approvals, permits, waivers, consultation, advice, expirations of waiting periods or authorizations pursuant to, in compliance with or required to be made under, (i) the DGCL, (ii) the Exchange Act and the Securities Act, (iii) the rules and regulations of NASDAQ and (iv) state securities, takeover and “blue sky” Laws (the filings, notices, reports, consents, registrations, approvals, permits, waivers, consultation, advice, expirations of waiting periods and authorizations contemplated by the foregoing clauses (i) through (iv), the “Parent Approvals”), no filings, notices, reports, consents, registrations, approvals, permits, waivers, consultation, advice, expirations of waiting periods or authorizations are required to be obtained by Parent or Merger Sub from, or to be given by Parent or Merger Sub to, or to be made or held by Parent or Merger Sub with, any Governmental Entity or any labor or trade union, works council or other employee representative body, in connection with the execution, delivery and performance by Parent and Merger Sub of this Agreement, the Parent Voting Agreement and the Company Voting Agreement, as applicable, and the consummation of the Merger and the other transactions contemplated by this Agreement, the Parent Voting Agreement and the Company Voting Agreement, as applicable, except for those filings, notices, reports, consents, registrations, approvals, permits, waivers, consultation, advice, expirations of waiting periods or authorizations the failure of which to be obtained, given, made or held would not, individually or in the aggregate, reasonably be expected to (x) result in a Parent Material Adverse Effect or (y) prevent or materially delay or impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement, the Parent Voting Agreement and the Company Voting Agreement, as applicable.

(b) The execution, delivery and performance of this Agreement, the Parent Voting Agreement and the Company Voting Agreement by Parent and Merger Sub, as applicable, do not, and the consummation of the Merger and the other transactions contemplated by this Agreement, the Parent Voting Agreement and the Company Voting Agreement will not, constitute or result in (i) a conflict with, a breach or violation of, or a default under, the certificate of incorporation or bylaws of Parent or Merger Sub, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien (other than Permitted Liens) on any of the properties, rights or assets of Parent or any of its Subsidiaries pursuant to any Contract binding upon Parent or any of its Subsidiaries or, assuming compliance with the matters referred to in Section 6.4(a), under any applicable Law to which Parent or any of its Subsidiaries is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon Parent or any of its Subsidiaries, except, in the case of clause (ii) or (iii) directly above, for any such conflict, breach, violation, termination, default, loss, creation, modification, acceleration or change that would not, individually or in the aggregate, reasonably be expected to (x) result in a Parent Material Adverse Effect or (y) prevent or materially delay or impair the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement, the Parent Voting Agreement and the Company Voting Agreement, as applicable.

6.5 Parent Reports; Financial Statements.

(a) Parent has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed by it with or furnished by it to the SEC pursuant to the Exchange Act or the Securities Act since January 1, 2019 (the forms, statements, certifications, reports and other documents filed with or furnished to the SEC since January 1, 2019 and those filed with or furnished to the SEC subsequent to the date hereof, including any amendments thereto, the “Parent Reports”). Each of the Parent Reports, at the time of its filing or being furnished complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act applicable to the Parent Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Parent Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(c) Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that all information required to be disclosed by Parent is reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents. Parent’s internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that are in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on its financial statements. Since January 1, 2020, neither Parent nor its auditors have identified (A) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls used by Parent, (B) any fraud that involves Parent, its Subsidiaries, Parent’s management or other employees who have a role in the preparation of the financial statements or the internal accounting controls utilized by Parent, or (C) any claim or allegation regarding any of the foregoing.

(d) Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) presents fairly, in all material respects, the consolidated financial position of Parent and its Subsidiaries as of its date and each of the related consolidated statements of operations and comprehensive loss, stockholders’ equity and of cash flows included in, or incorporated by reference into, the Parent Reports (including any related notes and schedules) presents fairly, in all material respects, the consolidated results of operations and cash flows of Parent and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments). Each such consolidated balance sheet or related consolidated statements of operations and comprehensive loss, of stockholders’ equity and of cash flows included in or incorporated by reference into the Parent Reports (including the related notes and schedules) complied as to form at the time it was filed (or, if amended prior to the date hereof, as of the date of such amendment) in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and was prepared in conformity with GAAP (except, in the case of unaudited interim financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto).

6.6 Absence of Certain Changes.

(a) Since September 30, 2020 through the date of this Agreement, except for actions taken in connection with the execution and delivery of this Agreement and the transactions contemplated hereby, Parent and its Subsidiaries have conducted their business in the ordinary course of business consistent with past practice in all material respects.

(b) Since September 30, 2020, there has not been any change, event, occurrence, state of facts, condition, circumstance or effect that, individually or in the aggregate, has had or would reasonably be expected to result in a Parent Material Adverse Effect.

6.7 Litigation and Liabilities.

(a) There are no Proceedings pending or, to Parent’s Knowledge, threatened against Parent or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is party to or subject to the provisions of any Order that would, individually or in the aggregate, reasonably be expected to result in, a Parent Material Adverse Effect.

(b) Except as reflected or reserved against in Parent’s most recent consolidated balance sheet (including the related notes and schedules) included in the Parent Reports filed prior to the date hereof and for obligations or liabilities incurred in the ordinary course of business consistent with past practice since the date of such consolidated balance sheet, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, matured, unmatured, contingent or otherwise), except for those that do not constitute a Parent Material Adverse Effect.

6.8 Compliance with Laws; Licenses; Anti-Corruption Laws.

(a) Since the Applicable Date, the business of Parent and its Subsidiaries have not been conducted in violation of any Law or any policies (including Privacy Policies) of Parent or any of its Subsidiaries, in each case, except for violations that would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect. Since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written notice or communication alleging noncompliance with any Law, except where such noncompliance would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(b) Parent and its Subsidiaries have obtained and are in compliance with all Licenses necessary to conduct their business as presently conducted, except for those the absence of which or the noncompliance with which would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, (i) each such License is in full force and effect (other than those Licenses that have expired and in respect of which Parent or its Subsidiary, as applicable, has taken all measures reasonably necessary to renew (including by making all applications or filings required by applicable Law or the applicable Governmental Entity in a timely manner)), and (ii) Parent and its Subsidiaries have taken all measures reasonably necessary (including by making all applications or filings required by applicable Law or the applicable Governmental Entity) to extend any such License to prevent the expiration thereof. The operation of the business of Parent and its Subsidiaries as presently conducted has not been since the Applicable Date in violation of, nor is Parent or any of its Subsidiaries in default or violation under, any such License, and, to Parent’s Knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any material term, condition or provision of any License, except where such default or violation of such License, individually or in the aggregate, has not had and would not reasonably be expected to result in, a Parent Material Adverse Effect. There are no Proceedings pending or, to Parent’s Knowledge, threatened, that seek the revocation, cancellation or adverse modification of any License, except where such revocation, cancellation or adverse modification would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect. Since the Applicable Date, neither Parent nor any of its Subsidiaries has received any written notice or communication alleging noncompliance with any License, except where such noncompliance would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(c) Since the Applicable Date, except as, individually or in the aggregate, has not had and would not reasonably be expected to result in a Parent Material Adverse Effect, (i) neither Parent or any of its Subsidiaries nor, to the Knowledge of Parent, any Person acting on behalf of Parent or any of its Subsidiaries, including any officer, director, employee or agent thereof, has granted, paid, offered or promised to grant or pay, or authorized or ratified the granting of payment, directly or indirectly, of any rebates, monies or anything of value to any Government Official or any political party or candidate for political office, or to any other Person under circumstances where Parent or any of its Subsidiaries or, to the Knowledge of Parent, any Person acting on behalf of Parent or any of its Subsidiaries, including any officer, director, employee or agent thereof, knew or had reason to know that all or a portion of such rebates, monies or things of value would be offered, promised, or given, directly or indirectly, to any Government Official, in violation of applicable Law for the purpose of (A) influencing any act or decision of such Government Official in his or her official capacity, (B) inducing such Government Official to do, or omit to do, any act in relation to his or her lawful duty, (C) securing any improper advantage or (D) inducing such Government Official to influence or affect any act or decision of any Governmental Entity, in each case, in order to assist Parent or any of its Subsidiaries or any Person acting on behalf of Parent or any of its Subsidiaries, including any officer, director, employee or agent thereof, in obtaining or retaining business for or with, or directing business to, any Person or to secure any other improper benefit or advantage and (ii) Parent and each of its Subsidiaries and each Person acting on behalf of Parent or any of its Subsidiaries, including any officer, director, employee or agent thereof, have complied with the Anti-Corruption Laws.

6.9 Material Contracts.

(a) Except for this Agreement and except for the Contracts filed as exhibits to the Parent Reports, as of the date hereof, neither Parent nor any of its Subsidiaries is a party to or bound by any Contract that would be required to be filed by Parent as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act) of Parent (together with the Contracts filed as exhibits to the Parent Reports, the “Parent Material Contracts”).

(b) Each of the Parent Material Contracts is valid and binding on Parent or its applicable Subsidiary, and, to Parent’s Knowledge, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect. There exists no breach or event of default with respect to any such Parent Material Contracts on the part of Parent or its applicable Subsidiary or, to Parent’s Knowledge, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by Parent or its applicable Subsidiary or, to Parent’s Knowledge, any other party thereto, except in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches or defaults that would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect. As of the date hereof, neither Parent nor any of its Subsidiaries has received any notice in writing from any Person that such Person intends to terminate, or not renew, any Parent Material Contract.

6.10 Real Property. With respect to the real property leased, subleased or licensed to Parent or any of its Subsidiaries (the “Parent Leased Real Property”), the lease, sublease or license agreement for such property is valid, legally binding, enforceable and in full force and effect in accordance with its terms, and Parent or its applicable Subsidiary is not in breach of or default under such lease, sublease or license agreement, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by Parent or its applicable Subsidiary or permit termination, modification or acceleration by any third party thereunder, except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

6.11 Employee Benefits.

(a) (i) Each Parent Benefit Plan (including any related trusts) has been established, operated and administered in material compliance with its terms and applicable Laws, including ERISA and the Code, (ii) all contributions or other amounts payable by Parent or any of its Subsidiaries with respect to each Parent Benefit Plan have been paid or accrued in accordance with the terms of such Parent Benefit Plan and applicable Law, (iii) there are no pending or, to the Parent’s Knowledge, threatened claims (other than routine claims for benefits) or Proceedings by a Governmental Entity by, on behalf of or against any Parent Benefit Plan or any trust related thereto, and (iv) each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the U.S. Internal Revenue Service or is entitled to rely upon a favorable opinion issued by the U.S. Internal Revenue Service and, to the Parent’s Knowledge, nothing has occurred that would adversely affect the qualification or Tax exemption of any such Parent Benefit Plan.

(b) Neither Parent nor any ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, (i) a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA or (ii) any “multiemployer plan” within the meaning of Section 3(37) of ERISA, in each case, in the last six (6) years.

(c) No Parent Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and neither Parent nor any of its Subsidiaries has no obligation to provide such benefits.

6.12 Labor Matters. Since the Applicable Date, Parent and its Subsidiaries have been in compliance with all applicable Laws, Orders, Contracts, policies, plans and programs relating to employment and employment practices, including all Laws, Orders, Contracts, policies, plans and programs relating to the COVID-19 (or SARS-CoV-2) virus (as related to labor, employment or employment practices), terms and conditions of employment, health and safety, wages and hours, the classification of employees as exempt/non-exempt, the classification of individuals as employees or independent contractors, the classification under wage laws, child labor, immigration and work authorization, employment discrimination, harassment and retaliation, disability rights or benefits, equal opportunity, pay equity, whistleblowing and whistleblower protection, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, relations with labor or trade unions, works councils or other employee representative bodies and unemployment insurance, except for noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to result in a Parent Material Adverse Effect.

6.13 Environmental Matters. Except for such matters that, individually or in the aggregate, have not had and would not reasonably be expected to result in a Parent Material Adverse Effect: (a) since the Applicable Date, Parent and its Subsidiaries have not violated any applicable Environmental Laws; (b) no real property, currently or formerly owned, leased or operated by Parent or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) has been contaminated with any Hazardous Substance in a manner that would reasonably be expected to result in any obligation to conduct remedial activities on the part of, or a Proceeding against, Parent or any of its Subsidiaries pursuant to any Environmental Law; (c) neither Parent nor any of its Subsidiaries is subject to any Order, Proceeding or written notice alleging it has liability for any Hazardous Substance disposal or contamination on any third-party property or any failure to properly store or handle, or any release of or exposure to, any Hazardous Substance; (d) neither Parent nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information or is a party to or the subject of any pending or, to Parent’s Knowledge, threatened Proceeding, in each case alleging that Parent or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law or regarding any Hazardous Substance; and (e) neither Parent nor any of its Subsidiaries is a party to any Order or other legally-binding arrangement with any Governmental Entity or any indemnity or other legally-binding agreement, with any third party under which Parent or any of its Subsidiaries has any outstanding liability or obligations relating to any Environmental Law.

6.14 Taxes. Except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect:

(a) Parent and each of its Subsidiaries (i) has prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by or with respect to it, and all such filed Tax Returns are true, complete and correct, (ii) has paid all Taxes shown as due and owing on any such Tax Return and has paid all Taxes that Parent or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, former employee, independent contractor, creditor, stockholder or third party, in each case, except with respect to matters contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP and (iii) has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to an assessment or deficiency of Taxes. There are no Tax Liens upon any property or assets of Parent or any of its Subsidiaries other than Permitted Liens.

(b) No deficiencies for Taxes have been proposed or assessed in writing against Parent or any of its Subsidiaries, and there are no pending audits or examinations in respect of any Taxes or Tax Returns of Parent or any of its Subsidiaries, and no written notice of any such audit or examination has been received by Parent or any of its Subsidiaries.

(c) Neither Parent nor any of its Subsidiaries (i) has been a member of an affiliated group filing an affiliated, combined, unitary, consolidated or similar income Tax Return (other than a group the common parent of which is Parent), (ii) is a party to any Tax allocation, Tax sharing, Tax indemnity or similar agreement (other than any agreement with the Company, Parent or any Subsidiary of Parent) and (iii) has liability for the Taxes of any Person (other than the Company, Parent or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), by operation of Law, as transferee or successor or otherwise.

(d) During the last five (5) years, neither Parent nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code.

(e) Neither Parent nor any of its Subsidiaries has “participated” in any “listed transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder (or any similar provision of state, local or foreign Law).

(f) Neither Parent nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting under Section 481 of the Code (or any similar provision of state, local or foreign Law) for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date outside of the ordinary course of business, (iv) intercompany transaction or excess loss account described in Section 1502 of the Code and the Treasury Regulations promulgated thereunder (or any similar provision of state, local or foreign Law) or (v) election under Section 108(i) of the Code.

(g) Neither Parent nor any of its Subsidiaries has taken or agreed to take any action, and Parent does not have Knowledge of any fact or circumstance, that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

6.15 Intellectual Property.

(a) All registered Intellectual Property Rights and applications therefor owned or purported to be owned by Parent or any of its Subsidiaries are subsisting and unexpired, and, to the Knowledge of Parent, valid and, to the Knowledge of Parent, enforceable. Parent and its Subsidiaries have taken with respect to all such registered Intellectual Property Rights all actions reasonably necessary to maintain such registered Intellectual Property Rights, including payment of applicable application, filing, registration and maintenance fees, filing of applicable statements of use, timely response to office actions, and disclosure of any required information, except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect. No such registered Intellectual Property Right is involved in any interference, reissue, re-examination or opposition proceeding, nor in any litigation to which Parent or any of its Subsidiaries is a party, and no other Person has notified Parent or its Subsidiaries that any such proceeding or litigation involving any such registered Intellectual Property Right is threatened.

(b) Parent and each of its Subsidiaries exclusively owns or controls all material Intellectual Property Rights owned or purported to be owned by it, free and clear of any and all Liens (other than Permitted Liens), including claims of current or former employees and contractors, and neither Parent nor any of its Subsidiaries has since the Applicable Date received any written claim from any other Person challenging the validity, enforceability, use or ownership of any Intellectual Property Rights.

(c) To the Knowledge of Parent, (i) the operation of the business of Parent and each of its Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any other Person, and (ii) since the Applicable Date, no Person has claimed the same in writing (including by a “cease and desist” letter or invitation to take a patent license). To the Knowledge of Parent, no Person is infringing, misappropriating or otherwise violating any Intellectual Property Rights owned or purported to be owned by Parent or any of its Subsidiaries.

(d) Parent and each of its Subsidiaries has taken all commercially reasonable actions and has implemented all commercially reasonable policies and procedures to protect (i) its material trade secrets and confidential information, (ii) all Personal Data and all other personal, personally identifiable, sensitive or regulated information collected, stored, used, disclosed, transmitted, transferred, processed or disposed of by or on behalf of Parent or any of its Subsidiaries and (iii) the integrity, continuous operation and security of the IT Assets used in connection with its business.

(e) Since the Applicable Date, Parent and each of its Subsidiaries has complied in all material respects with all applicable Laws and all applicable contractual obligations relating to the collection, storage, use, transfer and any other processing of all Personal Data collected or used by Parent or any of its Subsidiaries. Parent and its Subsidiaries have implemented backup, security and disaster recovery technology and procedures consistent with standard practices for the industries in which Parent and its Subsidiaries operate in each applicable jurisdiction in which they do business. There has been no unauthorized access to or unauthorized use of any Personal Data, and no material breaches, outages or violations of any of the IT Assets used in the business of Parent or any of its Subsidiaries. There is no complaint to, or any audit, proceeding, investigation (formal or informal) or claim currently pending against, Parent or its Subsidiaries by any private party or any Governmental Entity with respect to the collection, use, retention, disclosure, transfer, storage or disposal of Personal Data.

6.16 Insurance. Parent and its Subsidiaries are covered by insurance policies and self-insurance programs and arrangements relating to the business, assets and operations of Parent and each of its Subsidiaries that (i) are in full force and effect, except for any expirations thereof in accordance with the terms thereof, and (ii) are sufficient for compliance with all applicable Laws and Contracts to which Parent or any of its Subsidiaries is a party or by which it is bound and as is customary in the industries in which Parent and each of its Subsidiaries operates.

6.17 Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of one thousand (1,000) shares of common stock, par value $0.001 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and will be at the Effective Time, owned by Parent. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.

6.18 State Takeover Statutes. No Takeover Laws enacted under any state Laws and applicable to Parent applies to this Agreement or any of the transactions contemplated hereby.

6.19 Brokers and Finders. Neither Parent or any of its Subsidiaries nor any officers, directors or employees thereof has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated in this Agreement except that Parent has employed the Special Committee Financial Advisor. Parent has made available to the Company a good faith estimate of the fees and expenses to which the Special Committee Financial Advisor is entitled in connection with the Merger or any other transaction contemplated by this Agreement.

6.20 Healthcare Regulatory Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to result in a Parent Material Adverse Effect, since the Applicable Date, (i) all Health Care Submissions required to be filed or maintained with or furnished to the FDA or any other Healthcare Regulatory Authority by Parent or any of its Subsidiaries have been so filed, maintained or furnished, (ii) all such Health Care Submissions were complete and accurate and in compliance with all applicable Laws when filed (or were corrected in or supplemented by a subsequent filing), and (iii) neither Parent or any of its Subsidiaries nor, to the Knowledge of Parent, any officer, employee or agent of Parent or any of its Subsidiaries acting on its behalf or any clinical trial investigator conducting any clinical trial of a Product Candidate of Parent or any of its Subsidiaries (a “Parent Clinical Trial Investigator”) has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Healthcare Regulatory Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Healthcare Regulatory Authority or committed any act, made any statement or failed to make any statement, in each case, related to the business of Parent or any of its Subsidiaries that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any other Healthcare Regulatory Authority to invoke any similar policy.

(b) Neither Parent or any of its Subsidiaries nor, to the Knowledge of Parent, any director, officer or employee of Parent or any of its Subsidiaries or any Parent Clinical Trial Investigator is or has been excluded or suspended from a Government Health Care Program or debarred pursuant to 21 U.S.C. § 335a (a) or (b) or disqualified from receiving investigational products or conducting clinical research, and no such debarment or disqualification proceedings are pending or threatened.

(c) Except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, (i) all Product Candidates under development by or on behalf of Parent or any of its Subsidiaries have been researched, developed, tested, manufactured, handled, labeled, packaged, stored, supplied, distributed, imported and exported, as applicable, in compliance with all applicable Laws, (ii) all clinical trials conducted by or on behalf of Parent or any of its Subsidiaries have been conducted in compliance with applicable protocols, procedures and Laws, (iii) no Healthcare Regulatory Authority, institutional review board or ethics committee has commenced any action to place a clinical hold order on, or otherwise terminate or suspend, any ongoing clinical trial conducted by or on behalf of Parent or any of its Subsidiaries and (iv) neither Parent nor any of its Subsidiaries has received any written notice or communication alleging that Parent or any of its Subsidiaries has violated or failed to comply with any applicable Laws with respect to such clinical trials. Except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, since the Applicable Date, neither Parent nor any of its Subsidiaries has received: (A) any FDA

Form 483 or warning letter from the FDA or any analogous notice from any other Healthcare Regulatory Authority or (B) any other written notice of violations, inspectional observations, untitled letters or other written administrative, regulatory or enforcement notice from the FDA or any analogous Healthcare Regulatory Authority.

(d) Except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, since the Applicable Date, Parent and each of its Subsidiaries have complied with, and have not been notified in writing by any Healthcare Regulatory Authority of any failure (or, to the Knowledge of Parent, any investigation with respect thereto) by Parent or any of its Subsidiaries or any licensor, licensee, partner or distributor to comply with, or maintain systems and programs to ensure compliance with, applicable Laws pertaining to product quality, notification of facilities and products, corporate integrity, pharmacovigilance and conflict of interest, including current Good Manufacturing Practice Requirements, Good Laboratory Practice Requirements, Good Clinical Practice Requirements, establishment registration and product listing requirements, requirements applicable to the debarment of individuals, requirements applicable to the conflict of interest of clinical investigators and adverse drug reaction reporting requirements and clinical trial disclosure requirements, in each case with respect to any Product Candidates under development by or on behalf of Parent or any of its Subsidiaries.

6.21 Information Furnished. The information supplied or to be supplied by Parent or Merger Sub for inclusion in the Joint Disclosure Statement and the Form S-4 will not (a) in the case of the Form S-4, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented, and at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading and (b) in the case of the Joint Disclosure Statement, as of the date the Joint Disclosure Statement is first mailed to holders of the Company Shares and holders of the Parent Shares, and at the time of the Parent Stockholders Meeting, contain any statement which, in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not false or misleading. Notwithstanding the foregoing sentence, neither Parent nor Merger Sub makes any representation or warranty with respect to any information supplied by or on behalf of the Company or any of its Subsidiaries for inclusion in any of the foregoing documents. The Form S-4 will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations thereunder.

6.22 Interested Party Transactions. As of the date hereof, except as disclosed in the Parent Reports, no event has occurred and no relationship exists that would be required to be disclosed by Parent under Item 404 of Regulation S-K promulgated by the SEC.

6.23 No Other Representations or Warranties. Except for the representations and warranties of Parent and Merger Sub contained in this Article VI, neither Parent nor Merger Sub is making or has made, and no other Person is making or has made on behalf of Parent or Merger Sub, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby. Each of Parent and Merger Sub acknowledges and agrees that, except for the representations and warranties contained in Article V, none of the Company, any Subsidiary of the Company or any other Person acting on behalf of the Company or any such Subsidiary makes any representation or warranty, express or implied, with respect to the Company or any Subsidiary of the Company or with respect to any other information provided to Parent or Merger Sub or any of their respective Representatives or any other Person in connection with the transactions contemplated by this Agreement, including the accuracy or completeness thereof, nor is Parent, Merger Sub or any of their respective Representatives relying thereon.

ARTICLE VII

Covenants

7.1 Interim Operations.

(a) The Company covenants and agrees that, from the execution of this Agreement until the Effective Time (unless Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed)), and except (x) as otherwise expressly required, contemplated or permitted by this Agreement, (y) as set forth in Section 7.1(a) of the Company Disclosure Letter or (z) as required by applicable Laws (including any Law issued in response to the COVID-19 (or SARS-CoV-2) virus), the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to conduct its business in the ordinary course of business consistent with past practice in all material respects and, to the extent consistent therewith, it shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to preserve its business organizations substantially intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, production companies, distributors, licensees, licensors, creditors, lessors, employees and business associates and others having material business dealings with it and keep available the services of its present employees and agents. Without limiting, and in furtherance of, the foregoing, from the execution of this Agreement until the Effective Time, except (1) as otherwise expressly required, contemplated or permitted by this Agreement, (2) as set forth in Section 7.1(a) of the Company Disclosure Letter or (3) as required by applicable Laws (including any Law issued in response to the COVID-19 (or SARS-CoV-2) virus), the Company shall not, and shall cause each of its Subsidiaries not to (unless Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed)):

(i) adopt or propose any change in its certificate of incorporation or bylaws or comparable organizational documents;

(ii) merge or consolidate with any other Person;

(iii) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any Company Shares or other capital stock or other securities of the Company or such Subsidiary or securities convertible or exchangeable into or exercisable for Company Shares or other capital stock or securities of the Company or such Subsidiary, other than (x) issuances of Company Shares upon the exercise, vesting or settlement of Company Equity Awards and/or the Company Warrant outstanding as of the date hereof in accordance with their terms as in effect on the date hereof and (y) grants of Company Equity Awards in respect of up to 11,000,000 Company Shares, in the aggregate;

(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of the Company Shares or securities of such Subsidiary;

(v) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire, directly or indirectly, any Parent Shares or securities convertible or exchangeable into or exercisable for Company Shares (other than the withholding of shares to satisfy withholding Tax obligations or the exercise price in connection with the exercise, vesting or settlement of outstanding Company Equity Awards and/or the Company Warrant) or securities of such Subsidiary;

(vi) incur any Indebtedness with an aggregate principal amount in excess of $40,000,000 or guarantee the Indebtedness of any other Person, or make any loans, capital contributions or advances to any Person other than to any wholly owned Subsidiary;

(vii) amend, modify, terminate or cancel a material insurance policy covering the Company or any of its Subsidiaries in effect as of the date hereof;

(viii) make any material changes in financial accounting methods, principles or practices except as may be required by GAAP or by any Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

(ix) (A) make (other than consistent with past practice), change or revoke any material Tax election, (B) file any amended Tax Return with respect to any material Tax, (C) adopt (other than consistent with past practice) or change any method of Tax accounting or Tax accounting period, or (D) enter into any closing agreement relating to any material Tax;

(x) other than Transaction Litigation which is governed by Section 7.13(b), settle or compromise any pending or threatened Proceeding involving the Company or any of its Subsidiaries, other than (A) for an amount not to exceed $10,000,000 in the aggregate and (B) that do not impose any material restrictions on the operations or businesses of the Company or any of its Subsidiaries, or any equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries; or

(xi) agree, commit, arrange, authorize, resolve or enter into any understanding to do any of the foregoing.

(b) Parent covenants and agrees that, from the execution of this Agreement until the Effective Time (unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed)), and except (x) as otherwise expressly required, contemplated or permitted by this Agreement, (y) as set forth in Section 7.1(b) of the Parent Disclosure Letter or (z) as required by applicable Laws (including any Law issued in response to the COVID-19 (or SARS-CoV-2) virus), Parent shall, and shall cause each of its Subsidiaries to, use its and their reasonable best efforts to conduct its business in the ordinary course of business consistent with past practice in all material respects and, to the extent consistent therewith, Parent shall, and shall cause each of its Subsidiaries to, use its and their reasonable best efforts to preserve its business organizations substantially intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, production companies, distributors, licensees, licensors, creditors, lessors, employees and business associates and others having material business dealings with it and keep available the services of its present employees and agents. Without limiting, and in furtherance of, the foregoing, from the execution of this Agreement until the Effective Time, except (1) as otherwise expressly required, contemplated or permitted by this Agreement, (2) as set forth in Section 7.1(b) of the Parent Disclosure Letter or (3) as required by applicable Laws (including any Law issued in response to the COVID-19 (or SARS-CoV-2) virus), Parent shall not, and shall cause each of its Subsidiaries not to (unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed)):

(i) adopt or propose any change in its certificate of incorporation or bylaws or comparable organizational documents;

(ii) merge or consolidate with any other Person;

(iii) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any Parent Shares or other capital stock or other securities of Parent or such Subsidiary or securities convertible or exchangeable into or exercisable for Parent Shares or other capital stock or securities of Parent or such Subsidiary, other than issuances of Parent Shares upon the exercise, vesting or settlement of Parent Equity Awards outstanding as of the date hereof in accordance with their terms as in effect on the date hereof;

(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of the Parent Shares or securities of such Subsidiary;

(v) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire, directly or indirectly, any Parent Shares or securities convertible or exchangeable into or exercisable for Parent Shares (other than the withholding of shares to satisfy withholding Tax obligations or the exercise price in connection with the exercise, vesting or settlement of outstanding Parent Equity Awards) or securities of such Subsidiary;

(vi) incur any Indebtedness with an aggregate principal amount in excess of $40,000,000 or guarantee the Indebtedness of any other Person, or make any loans, capital contributions or advances to any Person other than to any wholly owned Subsidiary;

(vii) amend, modify, terminate or cancel a material insurance policy covering Parent or any of its Subsidiaries in effect as of the date hereof;

(viii) make any material changes in financial accounting methods, principles or practices except as may be required by GAAP or by any Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

(ix) (A) make (other than consistent with past practice), change or revoke any material Tax election, (B) file any amended Tax Return with respect to any material Tax, (C) adopt (other than consistent with past practice) or change any method of Tax accounting or Tax accounting period, or (D) enter into any closing agreement relating to any material Tax;

(x) other than Transaction Litigation which is governed by Section 7.13(b), settle or compromise any pending or threatened proceeding involving Parent or any of its Subsidiaries, other than (A) for an amount not to exceed $10,000,000 in the aggregate and (B) that do not impose any material restrictions on the operations or businesses of Parent or any of its Subsidiaries, or any equitable relief on, or the admission of wrongdoing by, Parent or any of its Subsidiaries; or

(xi) agree, commit, arrange, authorize, resolve or enter into any understanding to do any of the foregoing.

(c) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct the operations of Parent or any of its Subsidiaries.

7.2 Company Acquisition Proposals.

(a) No Solicitation or Negotiation. The Company agrees that, except as expressly permitted by this Section 7.2, neither it nor any of its directors, officers and employees shall, and that it shall instruct and use its reasonable best efforts to cause its investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:

(i) initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or that would reasonably be expected to lead to, any Company Acquisition Proposal, or provide any nonpublic information or data to any Person in connection with the foregoing, in each case, except to notify such Person of the existence of the provisions of this Section 7.2; or

(iii) resolve or agree to do any of the foregoing.

Notwithstanding anything to the contrary in the foregoing provisions of this Section 7.2(a), prior to the time, but not after, the Company Stockholder Approval is obtained, the Company and its Representatives may (A) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Company Acquisition Proposal after the date of this Agreement that did not result from a breach in any material respect of this Section 7.2 if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms not less restrictive in the aggregate to such Person than those contained in the Confidentiality Agreement; provided, however, that such information has previously been made available to Parent and the Special Committee or is made available to Parent and the Special Committee prior to or promptly after the time such information is made available to such Person; and (B) engage or otherwise participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Company Acquisition Proposal, if (I) the Company shall have provided the Special Committee with a copy of the written Company Acquisition Proposal, (II) prior to taking any action described in clause (A) or (B) directly above, the Company Board (acting with the approval of the Independent Director) determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (III) in each such case referred to in clause (A) or (B) directly above, the Company Board (acting with the approval of the Independent Director) has determined in good faith based on the information then available and after consultation with its outside legal counsel and financial advisor that such Company Acquisition Proposal either constitutes a Company Superior Proposal or could reasonably be expected to result in a Company Superior Proposal.

(b) No Change in Company Recommendation or Alternative Acquisition Agreement. The Company Board and each committee of the Company Board shall not:

(i) (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation, (B) authorize, approve, recommend or otherwise declare advisable, or publicly propose to authorize, approve, recommend or otherwise declare advisable, any Company Acquisition Proposal or proposal that would reasonably be expected to lead to a Company Acquisition Proposal, (C) fail to include the Company Recommendation in the Joint Disclosure Statement or (D) if any Company Acquisition Proposal structured as a tender offer or exchange offer is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the Company’s stockholders within ten (10) Business Days of the commencement thereof (any of the foregoing actions or inactions in this Section 7.2(b)(i) by the Company Board or any committee of the Company Board, a “Change of Company Recommendation”) or otherwise resolve or agree to take any of the foregoing actions in this Section 7.2(b)(i); or

(ii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (other than a confidentiality agreement referred to in Section 7.2(a) entered into in compliance with Section 7.2(a)) relating to any Company Acquisition Proposal (an “Alternative Company Acquisition Agreement”) or otherwise resolve or agree to do so.

Notwithstanding anything to the contrary set forth in this Section 7.2(b), the Company Board (acting with the approval of the Independent Director) may, prior to but not after the time the Company Stockholder Approval is obtained, (A) make a Change of Company Recommendation if an Intervening Event has occurred and the Company Board (acting with the approval of the Independent Director) has determined in good faith, after consulting with its financial advisor and outside legal counsel, that failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable Law, or (B) make a Change of Company Recommendation and/or terminate this Agreement pursuant to Section 9.3(c), if the Company receives a Company Acquisition Proposal and the Company Board (acting with the approval of the Independent Director) has determined in good faith, after consulting with its financial advisor and outside legal counsel, that such Company Acquisition Proposal constitutes a Company Superior Proposal and that failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable Law; provided that the Company

Board may not take any such action unless (I) prior to making such Change of Company Recommendation and/or terminating this Agreement pursuant to Section 9.3(c), as applicable, the Company provides prior written notice to the Special Committee at least four (4) Business Days in advance (the “Notice Period”) of its intention to take such action and the basis thereof, which notice shall include, in the case of a Company Superior Proposal, a written copy of the Company Superior Proposal (and copies of the then latest draft agreements reflecting the terms of the Company Superior Proposal) and, in the case of an Intervening Event, a reasonably detailed description of such Intervening Event, (II) during the Notice Period, the Company shall, and shall cause its employees, financial advisor and outside legal counsel to, be reasonably available to negotiate with Parent in good faith should Parent propose to make amendments or other revisions to the terms and conditions of this Agreement such that, in the case of a Company Superior Proposal, such Company Acquisition Proposal no longer constitutes a Company Superior Proposal or, in the case of an Intervening Event, the failure to take such action would no longer be inconsistent with the directors’ fiduciary duties under applicable Law as determined in the good faith judgment of the Company Board (acting with the approval of the Independent Director), after consulting with its financial advisor and outside legal counsel, and (III) the Company Board (acting with the approval of the Independent Director), has taken into account any amendments or other revisions to the terms and conditions of this Agreement agreed to by Parent in writing prior to the end of the Notice Period and has determined in good faith, after consulting with its financial advisor and outside legal counsel, that a failure to make such Change of Company Recommendation and/or terminate this Agreement pursuant to Section 9.3(c), as applicable, would still be inconsistent with the directors’ fiduciary duties under applicable Law; it being understood that any amendments or other revisions to any Company Acquisition Proposal will be deemed to be a new Company Acquisition Proposal, including for purposes of the Notice Period; provided, however, subsequent to the initial Notice Period, the Notice Period shall be reduced to two (2) Business Days.

(c) Certain Permitted Disclosure. Nothing contained in this Section 7.2 shall prohibit the Company Board from (i) taking and disclosing a position contemplated by Rule 14e-2(a)(2) or (3) promulgated under the Exchange Act, or (ii) making any disclosure to the stockholders of the Company that is required by applicable Law, which actions shall not constitute or be deemed to constitute a Change of Company Recommendation; provided, however, that (A) any such disclosure permitted under clause (i) above that relates to a Company Acquisition Proposal shall be deemed a Change of Company Recommendation unless the Company Board expressly publicly reaffirms the Company Recommendation in connection with such disclosure and (B) any Change of Company Recommendation may only be made in accordance with Section 7.2(b).

(d) Notice. The Company agrees that it will promptly (and, in any event, within forty-eight (48) hours) notify the Special Committee if any inquiries, proposals or offers with respect to any Company Acquisition Proposal or that could reasonably be expected to lead to any Company Acquisition Proposal are received by, any information in connection therewith is requested from, or any such discussions or negotiations related thereto are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the name of such Person making the Company Acquisition Proposal and providing copies of any written requests, proposals or offers, including proposed agreements and the material terms and conditions of any oral proposals or offers, and thereafter shall keep the Special Committee reasonably informed, on a reasonably current basis, of the status and terms of any such inquiries, proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations.

7.3 Parent Acquisition Proposals.

(a) No Solicitation or Negotiation. Parent agrees that, except as expressly permitted by this Section 7.3, neither it nor any of its directors, officers and employees shall, and that it shall instruct and use its reasonable best efforts to cause its other Representatives not to, directly or indirectly:

(i) initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Parent Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or that would reasonably be expected to lead to, any Parent Acquisition Proposal, or provide any nonpublic information or data to any Person in connection with the foregoing, in each case, except to notify such Person of the existence of the provisions of this Section 7.3; or

(iii) resolve or agree to do any of the foregoing.

Notwithstanding anything to the contrary in the foregoing provisions of this Section 7.3(a), prior to the time, but not after, the Parent Stockholder Approval and the Parent Majority of the Minority Stockholder Approval is obtained, Parent and its Representatives may (A) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Parent Acquisition Proposal after the date of this Agreement that did not result from a breach in any material respect of this Section 7.3 if Parent receives from the Person so requesting such information an executed confidentiality agreement on terms not less restrictive to such Person in the aggregate than those contained in the Confidentiality Agreement; provided, however, that such information has previously been made available to the Company or is made available to the Company prior to or promptly after the time such information is made available to such Person; and (B) engage or otherwise participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Parent Acquisition Proposal, if (I) Parent shall have provided the Company with a copy of the written Parent Acquisition Proposal, (II) prior to taking any action described in clause (A) or (B) directly above, the Parent Board (acting upon the recommendation of the Special Committee) or the Special Committee determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (III) in each such case referred to in clause (A) or (B) directly above, the Parent Board (acting upon the recommendation of the Special Committee) or the Special Committee has determined in good faith based on the information then available and after consultation with its outside legal counsel and financial advisor that such Parent Acquisition Proposal either constitutes a Parent Superior Proposal or could reasonably be expected to result in a Parent Superior Proposal. Notwithstanding anything to the contrary contained in this Agreement, the Parent Board (acting upon the recommendation of the Special Committee) or the Special Committee shall be permitted to waive or fail to enforce any standstill provision of a confidentiality agreement or similar obligation of any Person to the extent that the Parent Board or the Special Committee determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(b) No Change in Parent Recommendation or Alternative Parent Acquisition Agreement. The Parent Board and the Special Committee shall not:

(i) (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to the Company, the Parent Recommendation, (B) authorize, approve, recommend or otherwise declare advisable, or publicly propose to authorize, approve, recommend or otherwise declare advisable, any Parent Acquisition Proposal or proposal that would reasonably be expected to lead to a Parent Acquisition Proposal, (C) fail to include the Parent Recommendation in the Joint Disclosure Statement, (D) if any Parent Acquisition Proposal structured as a tender offer or exchange offer is commenced, fail to recommend against acceptance of such tender offer or exchange offer by Parent’s stockholders within ten (10) Business Days of the commencement thereof pursuant to Rule 14d-2 of the Exchange Act or (E) fail to publicly reaffirm the Parent Recommendation within ten (10) Business Days after receiving a written request to do so from the Company promptly after any Parent Acquisition Proposal or any material modification thereto shall have first been publicly made, sent or given to the holders of Parent Shares, or within two (2) Business Days of such request in the event such Parent Acquisition Proposal or material modification is publicly made, sent or given less than ten (10) Business Days prior to the then-scheduled Parent Stockholders Meeting (provided that the Company may only make such request once with respect to any Parent Acquisition Proposal and once for each material modification thereto) (any of the foregoing actions or inactions in this Section 7.3(b)(i) by the Parent Board or the Special Committee, a “Change of Parent Recommendation”) or otherwise resolve or agree to take any of the foregoing actions in this Section 7.3(b)(i); or

(ii) cause or permit Parent to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (other than a confidentiality agreement referred to in Section 7.3(a) entered into in compliance with Section 7.3(a)) relating to any Parent Acquisition Proposal (an “Alternative Parent Acquisition Agreement”) or otherwise resolve or agree to do so.

Notwithstanding anything to the contrary set forth in this Section 7.3(b), the Parent Board (acting upon the recommendation of the Special Committee) or the Special Committee may, prior to but not after the time the Parent Stockholder Approval and the Parent Majority of the Minority Stockholder Approval is obtained, (A) make a Change of Parent Recommendation if a Parent Intervening Event has occurred and the Parent Board (acting upon the recommendation of the Special Committee) or the Special Committee has determined in good faith, after consulting with its financial advisor and outside legal counsel, that failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable Law, or (B) make a Change of Parent Recommendation and/or terminate this Agreement pursuant to Section 9.4(c), if Parent receives a Parent Acquisition Proposal and the Parent Board (acting upon the recommendation of the Special Committee) or the Special Committee has determined in good faith, after consulting with its financial advisor and outside legal counsel, that such Parent Acquisition Proposal constitutes a Parent Superior Proposal and that failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable Law; provided that neither the Parent Board nor the Special Committee may take any such action (and the Special Committee may not recommend to the Parent Board to take such action) unless (I) prior to making such Change of Parent Recommendation and/or terminating this Agreement pursuant to Section 9.4(c), as applicable, Parent provides prior written notice to the Company at least four (4) Business Days in advance (the “Parent Notice Period”) of its intention to take such action and the basis thereof, which notice shall include, in the case of a Parent Superior Proposal, a written copy of the Parent Superior Proposal (and copies of the then latest draft agreements reflecting the terms of the Parent Superior Proposal) and, in the case of a Parent Intervening Event, a reasonably detailed description of such Parent Intervening Event, (II) during the Parent Notice Period, Parent shall, and shall cause its employees, financial advisor and outside legal counsel to, be reasonably available to negotiate with the Company in good faith should the Company propose to make amendments or other revisions to the terms and conditions of this Agreement such that, in the case of a Parent Superior Proposal, such Parent Acquisition Proposal no longer constitutes a Parent Superior Proposal or, in the case of a Parent Intervening Event, the failure to take such action would no longer be inconsistent with the directors’ fiduciary duties under applicable Law as determined in the good faith judgment of the Parent Board (acting upon the recommendation of the Special Committee) or the Special Committee, after consulting with its financial advisor and outside legal counsel, and (III) the Parent Board (acting upon the recommendation of the Special Committee) or the Special Committee, as the case may be, has taken into account any amendments or other revisions to the terms and conditions of this Agreement agreed to by the Company in writing prior to the end of the Parent Notice Period and has determined in good faith, after consulting with its financial advisor and outside legal counsel, that a failure to make such Change of Parent Recommendation and/or terminate this Agreement pursuant to Section 9.4(c), as applicable, would still be inconsistent with the directors’ fiduciary duties under applicable Law; it being understood that any amendments or other revisions to any Parent Acquisition Proposal will be deemed to be a new Parent Acquisition Proposal, including for purposes of the Parent Notice Period; provided, however, subsequent to the initial Parent Notice Period, the Parent Notice Period shall be reduced to two (2) Business Days.

(c) Certain Permitted Disclosure. Nothing contained in this Section 7.3 shall prohibit the Parent Board (acting upon the recommendation of the Special Committee) or the Special Committee from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a)(2) or (3) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure that constitutes a “stop, look and listen” communication pursuant to Section 14d-9(f) promulgated under the Exchange Act or (iii) making any disclosure to the stockholders of Parent that is required by applicable Law, which actions shall not constitute or be deemed to constitute a Change of Parent Recommendation; provided, however, that (A) any such disclosure permitted under clause (i) above that relates to a Parent Acquisition Proposal shall be deemed a Change of Parent Recommendation unless the Parent Board (acting upon the recommendation of the Special Committee) or the

Special Committee expressly publicly reaffirms the Parent Recommendation in connection with such disclosure and (B) any Change of Parent Recommendation may only be made in accordance with Section 7.3(b).

(d) Notice. Parent agrees that it will promptly (and, in any event, within forty-eight (48) hours) notify the Company if any inquiries, proposals or offers with respect to any Parent Acquisition Proposal or that could reasonably be expected to lead to any Parent Acquisition Proposal are received by, any information in connection therewith is requested from, or any such discussions or negotiations related thereto are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the name of such Person making the Parent Acquisition Proposal and providing copies of any written requests, proposals or offers, including proposed agreements and the material terms and conditions of any oral proposals or offers, and thereafter shall keep the Company reasonably informed, on a reasonably current basis, of the status and terms of any such inquiries, proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations.

7.4 Preparation of Form S-4 and Joint Disclosure Statement.

(a) As promptly as practicable after the execution of this Agreement, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC a joint proxy and consent solicitation statement (as amended or supplemented from time to time, the “Joint Disclosure Statement”) to be (x) sent to the stockholders of Parent relating to the Parent Stockholders Meeting and (y) sent to the stockholders of the Company for purposes of soliciting written consents to obtain the Company Stockholder Approval and (ii) Parent and the Company shall jointly prepare and Parent shall cause to be filed with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”) pursuant to which the Parent Shares to be issued in the Merger will be registered with the SEC, in which the Joint Disclosure Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Shares to be issued pursuant to the Merger. Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and, prior to the effective date of the Form S-4, Parent shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) to be taken under any applicable state securities Laws in connection with the issuance of Parent Shares pursuant to the Merger. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Joint Disclosure Statement. Without limiting the foregoing, the Company shall furnish to Parent, as soon as reasonably practicable, the consolidated financial statements of the Company and its Subsidiaries required for inclusion in the Form S-4 and the Joint Disclosure Statement, which financial statements shall comply with all applicable SEC regulations and be suitable for inclusion in the Form S-4 and the Joint Disclosure Statement and shall be prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto). The Company shall furnish to Parent no later than forty-five (45) days following the end of each calendar quarter subsequent to the filing of the Form S-4, financial statements of the Company and its Subsidiaries that satisfy the requirements set forth above. The Company shall cooperate with Parent in preparing any pro forma financial statements that may be required to be included in the Form S-4.

(b) As promptly as practicable after the Form S-4 shall have become effective (but in no event later than five (5) Business Days after the date that the Form S-4 is declared effective), each of Parent and the Company shall use its reasonable best efforts to cause the Joint Disclosure Statement to be mailed to the holders of the Parent Shares and the holders of the Company Shares, respectively. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Joint Disclosure Statement will made by the Company or Parent, in each case, without providing the other party a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Form S-4 or the Joint Disclosure Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company and Parent. Parent and the Company shall notify each other promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Disclosure Statement or the Form S-4 or for additional information. Unless a Change of Company Recommendation or a Change of Parent Recommendation shall have occurred in accordance with Section 7.2 or Section 7.3, as applicable, the Company Recommendation and the Parent Recommendation, respectively, shall be included in the Joint Disclosure Statement.

7.5 Company Stockholder Approval; Parent Stockholders Meetings.

(a) Company Stockholder Approval. As promptly as practicable after the effectiveness of the Form S-4, the Company shall solicit approval by written consent from a sufficient number of holders of Company Shares for purposes of obtaining the Company Stockholder Approval. The Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things necessary, proper or advisable on its part to cause the Company Stockholder Approval to be obtained. Notwithstanding anything to the contrary contained in this Agreement, if subsequent to the date of this Agreement a Change of Company Recommendation shall have occurred, the Company shall nevertheless submit the Agreement to the holders of Company Shares for adoption by written consent unless and until this Agreement is terminated in accordance with its terms.

(b) Parent Stockholders Meeting. Promptly after the date hereof and in consultation with the Company, Parent will set preliminary record dates for the Parent Stockholders Meeting and commence broker searches pursuant to Section 14a-13 of the Exchange Act in connection therewith. Parent, acting through the Parent Board (or the Special Committee), shall, as promptly as practicable (and in any event within thirty (30) Business Days) after the Form S-4 has been declared effective, take all action necessary, including under the DGCL, to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Parent Stockholder Approval and the Parent Majority of the Minority Stockholder Approval (including any adjournment, recess or postponement thereof, the “Parent Stockholders Meeting”) and shall not postpone, recess or adjourn such meeting; provided that Parent may postpone, recess or adjourn the Parent Stockholders Meeting (i) to the extent required by applicable Law or (ii) if Parent (or the Special Committee) reasonably believes that (A) it is necessary to postpone, recess or adjourn the Parent Stockholders Meeting to ensure that any required supplement or amendment to the Form S-4 or the Joint Disclosure Statement is provided to its stockholders a reasonable amount of time in advance of the Parent Stockholders Meeting or (B) (1) it will not receive proxies sufficient to obtain the Parent Stockholder Approval or the Parent Majority of the Minority Stockholder Approval, whether or not a quorum is present, or (2) insufficient Parent Shares will be represented (either in person or by proxy) at the Parent Stockholders Meeting to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting, then in each case Parent (or the Special Committee) may postpone, recess or adjourn, or make one or more successive postponements, recesses or adjournments of, the Parent Stockholders Meeting, as long as, in the case of any postponement, recess or adjournment, the Parent Stockholders Meeting is not postponed, recessed or adjourned to a date that is more than forty-five (45) days after the date on which the Parent Stockholders Meeting was originally scheduled without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed). Parent, acting through the Parent Board or the Special Committee, shall, unless the Parent Board has made a Change of Parent Recommendation in accordance with Section 7.3, (1) include in the Joint Disclosure Statement the Parent Recommendation, (2) use its reasonable best efforts to obtain the Parent Stockholder Approval or the Parent Majority of the Minority Stockholder Approval, including to actively solicit proxies necessary to obtain the Parent Stockholder Approval or the Parent Majority of the Minority Stockholder Approval, and (3) postpone, recess or adjourn the Parent Stockholders Meeting for a period of no more than forty-five (45) days after the date on which the Parent

Stockholders Meeting was originally scheduled upon and pursuant to the written request from the Company if the Company reasonably believes that (A) Parent will not receive proxies sufficient to obtain the Parent Stockholder Approval and the Parent Majority of the Minority Stockholder Approval, whether or not a quorum is present, or (B) insufficient Parent Shares will be represented (either in person or by proxy) at the Parent Stockholders Meeting to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting. Parent shall keep the Company updated with respect to proxy solicitation results as reasonably requested by the Company. Notwithstanding anything to the contrary contained in this Agreement, if subsequent to the date of this Agreement a Change of Parent Recommendation shall have occurred, Parent nevertheless shall submit the Parent Share Issuance and the Merger to the holders of Parent Shares for approval at the Parent Stockholders Meeting unless and until this Agreement is terminated in accordance with its terms.

7.6 Filings; Other Actions; Notification.

(a) Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries, if any, to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including, subject to the other provisions of this Section 7.6, preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement including the Company Approvals and the Parent Approvals.

(b) Information. Subject to applicable Law, the Company and Parent each shall, upon request by the other, furnish the other as promptly as reasonably practicable with all information concerning itself, its Subsidiaries, if any, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Disclosure Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of the Company’s Subsidiaries or Parent’s Subsidiaries, if any, to any third party or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(c) Third-Party Consents. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary and proper or advisable on its part under this Agreement and applicable Law to obtain as promptly as reasonably practicable all Third-Party Consents; provided, however, that (i) except as set forth in clause (ii) below, neither Party shall be obligated to make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or concede anything of monetary or economic value (other than customary processing fees) for the purposes of obtaining any such Third-Party Consents and (ii) neither Party will make or agree to make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or concede anything of monetary or economic value (other than customary processing fees), for the purposes of obtaining any such Third-Party Consents without the prior consent of the other Party (not to be unreasonably withheld, conditioned or delayed).

7.7 Access and Reports. Subject to applicable Law (including any Law issued in response to the COVID-19 (or SARS-CoV-2) virus) and any applicable privileges and protections (including attorney-client privilege, attorney work-product protections and confidentiality protections) and contractual confidentiality obligations, in each case that would not reasonably be expected to be preserved or maintained through counsel-to-counsel disclosure, redaction or other customary procedures (and with respect to any contractual confidentiality obligations, so long as the Company or Parent, as applicable, has taken reasonable best efforts to obtain a waiver with respect to such contractual confidentiality obligations), upon reasonable notice, each of the Company and

Parent shall afford officers and other Representatives of the other Party reasonable access, during normal business hours throughout the period prior to the Effective Time, to their respective employees, properties, books, contracts and records and, during such period, each of the Company and Parent shall furnish promptly to the other Party all information concerning their respective business, properties and personnel as may reasonably be requested; provided that no investigation pursuant to this Section 7.7 shall affect or be deemed to modify any representation or warranty made by the Company or Parent, as applicable, herein; and provided, further, that (a) the foregoing shall not require the Company or Parent (i) to permit any inspection, or to disclose any information, that in its reasonable judgment would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company or Parent, as applicable, shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (ii) to disclose any privileged information of the Company or Parent, as applicable, it being agreed that, in the case of each of clauses (i) and (ii), the Company or Parent, as applicable, shall give notice to the other Party of the fact that it is withholding such information or documents and thereafter the Company and Parent shall use their respective reasonable best efforts to cause such information to be provided in a manner that would not reasonably be expected to violate such restriction or waive the applicable privilege or protection and (b) such access may be limited to the extent that the Company or Parent reasonably determines, in light of the COVID-19 (or SARS-CoV-2) virus, that such access would jeopardize the health and safety of any employee of the Company or Parent, as applicable. All such information provided pursuant to this Section 7.7 shall be governed by the terms of the Confidentiality Agreement.

7.8 NASDAQ Listing. Parent shall use its reasonable best efforts to cause (i) the Parent Shares to be issued pursuant to the Merger, (ii) the Parent Shares issuable upon exercise or settlement of the Company Equity Awards or Company Warrant after the Effective Time and (iii) the Parent Shares potentially issuable after the Effective Time pursuant to the contingent value rights under the FDA CVR Agreement and the Sales CVR Agreement, to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Closing Date. Parent shall use reasonable best efforts to cause the ticker to be used for trading of the Parent Shares after the Merger to be “IBRX” or such other ticker as shall be agreed to by the Company.

7.9 Publicity. The initial press release regarding the Merger and the other transactions contemplated hereby shall be a joint press release in the form heretofore agreed to by the Parties and thereafter the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements, disclosures or communications with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings, furnishings or submissions of documents with any third party or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity, in which case the Party making the disclosure shall give the other Party reasonable opportunity to review and comment upon such disclosure or communication to the extent reasonably practicable and legally permitted, and except for any matters referred to in, and made in compliance with, Section 7.2 and Section 7.3. Notwithstanding the foregoing, the Company and Parent each may, without such consultation or consent, make such disclosures and communications in response to inquiries from the press or analysts, or via presentations, publicly available conference calls and other forums to employees, customers, suppliers and investors to the extent such communications are consistent in substance with previous public communications that have been reviewed and previously approved by both the Company and Parent.

7.10 Expenses. Except as otherwise provided in Section 9.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the Party incurring such expense; provided, however, Parent and the Company shall share equally the fees and expenses incurred in relation to (i) the printing and filing with the SEC of the Form S-4 (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC and (ii) the filing and application fees payable to NASDAQ in connection with the listing of the Parent Shares to be issued in the Merger.

7.11 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time until the sixth (6th) anniversary thereof, the Surviving Corporation shall and Parent shall cause the Surviving Corporation to indemnify and hold harmless each present and former director and officer of the Company (in each case, when acting in such capacity), determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding to the extent arising out of or related to such Indemnified Party’s service as a director or officer of the Company at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under the DGCL and the Company’s certificate of incorporation or bylaws in effect on the date hereof to indemnify such Person (and Parent and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law and the Company’s certificate of incorporation or bylaws in effect on the date hereof; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification). Without limiting the foregoing, from and after the Effective Time until the sixth (6th) anniversary thereof, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, cause, to the fullest extent permitted under applicable Law, the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnified Parties with respect to the limitations of liabilities of directors and executive officers, advancement of expenses and indemnification than are set forth in the certificate of incorporation and the bylaws of the Company as in effect as of the date of this Agreement.

(b) The Company may (and if requested by Parent prior to the Closing, the Company shall), obtain and fully pay for (or Parent may cause the Surviving Corporation to obtain and fully pay for) “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time from insurance carriers with credit ratings the same as or better than the Company’s current insurance carriers with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with respect to matters existing or occurring at or prior to the Effective Time with benefits and levels of coverage at least as favorable as the Company’s existing policies (including in connection with this Agreement or the transactions or actions contemplated hereby) with respect to those Indemnified Parties who are currently (and any additional Indemnified Parties who prior to the Effective Time become) covered by the Company’s D&O Insurance; provided, however, that such “tail” insurance shall not have a one-time premium in excess of 300% of the amount per annum the Company paid for the current D&O Insurance policies; and provided further that if the aggregate premiums of such insurance coverage exceed such amount, the Parties shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(c) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 7.11.

(d) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company for any of its directors, officers or other employees including the Indemnified Parties; it being understood and agreed that the indemnification provided for in this Section 7.11 is not prior to or in substitution of any such claims under such policies.

(e) The provisions of this Section 7.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.

(f) The rights of the Indemnified Parties under this Section 7.11 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or bylaws of the Company or under any applicable Contracts or Laws.

7.12 Approval of Sole Stockholder of Merger Sub. Promptly following execution of this Agreement, Parent shall execute and deliver, in accordance with applicable Law and Merger Sub’s certificate of incorporation and bylaws, in Parent’s capacity as sole stockholder thereof, a written consent adopting this Agreement.

7.13 Other Actions.

(a) Section 16 Matters. Prior to the Effective Time, Parent shall take such further actions, if any, as may be reasonably necessary or appropriate to ensure that the acquisitions of equity securities of Parent (including any derivative securities) pursuant to the Merger and the other transactions contemplated by this Agreement by any Person who is, or who will become, an officer or director of Parent and is subject to Section 16 of the Exchange Act, or will become subject to Section 16 of the Exchange Act as of the Effective Time, are exempt under Rule 16b-3 promulgated under the Exchange Act.

(b) Transaction Litigation. In the event that any stockholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought, or, to the Company’s Knowledge, threatened, against the Company or any members of the Company Board after the date hereof and prior to the Effective Time (“Company Transaction Litigation”), the Company shall promptly notify Parent of any such Company Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall give Parent the opportunity to participate in the defense of any Company Transaction Litigation, shall consider in good faith Parent’s advice with respect to such Company Transaction Litigation and shall not settle or agree to settle any Company Transaction Litigation without Parent’s prior written consent. In the event that any stockholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought, or, to the Parent’s Knowledge, threatened, against Parent or any members of the Parent Board or the Special Committee after the date hereof and prior to the Effective Time (“Parent Transaction Litigation” and together with Company Transaction Litigation, “Transaction Litigation”), Parent shall promptly notify the Company of any such Parent Transaction Litigation and shall keep the Company reasonably informed with respect to the status thereof. Parent shall give the Company the opportunity to participate in the defense of any Parent Transaction Litigation, shall consider in good faith the Company’s advice with respect to such Parent Transaction Litigation and shall not settle or agree to settle any Parent Transaction Litigation without the Company’s prior written consent. The Company and Parent agree to cooperate with each other with respect to the defense and settlement of any Transaction Litigation. Without otherwise limiting the members of the Special Committee’s rights with regards to counsel, following the Effective Time, the members of the Special Committee with rights to indemnification from Parent shall be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by such members of the Special Committee to defend the members of the Special Committee with respect to any Parent Transaction Litigation.

(c) Termination of Certain Agreements and Rights. The Company shall use commercially reasonable efforts to terminate any stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between the Company and holders of Company Shares as of immediately prior to the Effective Time.

7.14 Certain Tax Matters.

(a) Each of the Company and Parent shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and to obtain the Tax opinion described in Section 8.3(d), including by delivering to Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) (or the Company’s Replacement Counsel, if applicable) a tax representation letter dated as of the Closing Date (and, if requested, dated as of the date the Form S-4 shall have been declared effective by the SEC), signed by an officer, containing customary representations, warranties and covenants, and in form and substance reasonably satisfactory to Fried Frank (or the Company’s Replacement Counsel, if applicable) and any similar opinions required to be attached as exhibits to the Form S-4.

(b) Each of the Company and Parent shall not, and shall cause each of its Subsidiaries not to, take any action that is reasonably likely to, or fail to take any action which failure is reasonably likely to, prevent or impede the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code or the issuance of any of the Tax opinions described in Section 7.14(a).

(c) For U.S. federal income tax purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of Code, and this Agreement is intended to constitute, and is hereby adopted by Parent, Merger Sub and the Company as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 368, 354 and 361 of the Code.

(d) Any liability arising out of any documentary, sales, use, real property transfer, registration, transfer, stamp, recording or other similar Tax with respect to the transactions contemplated by this Agreement shall be borne by the Surviving Corporation and expressly shall not be a liability of the stockholders of the Company.

(e) At the request of the Company (and provided that such request would not reasonably be expected to impede or materially delay consummation of the Merger), Parent agrees to cause the Surviving Corporation, immediately after the Effective Time and as part of the plan of reorganization, to merge with and into a newly organized limited liability company wholly owned by Parent (“Newco”), with Newco as the surviving entity.

(f) Not later than the Closing Date the Company shall deliver to Parent a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

ARTICLE VIII

Conditions

8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that none of the conditions set forth in clauses (a), (b) or (c) below may be waived by any of the Parties):

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the certificate of incorporation and bylaws of the Company.

(b) Parent Stockholder Approval. The Parent Stockholder Approval shall have been obtained in accordance with the rules and regulations of NASDAQ, applicable Law and the certificate of incorporation and bylaws of Parent.

(c) Parent Majority of the Minority Stockholder Approval. The Parent Majority of the Minority Stockholder Approval shall have been obtained in accordance with applicable Law and the certificate of incorporation and bylaws of Parent.

(d) No Injunction. No court or other Governmental Entity of competent jurisdiction shall have issued, enforced or entered an Order or enacted, issued, promulgated or enforced any Law (in each case, whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, makes illegal or otherwise prohibits consummation of the Merger or the Parent Share Issuance.

(e) Registration. The SEC shall have declared the Form S-4 effective under the Securities Act, and no stop order or similar restraining order by the SEC suspending the effectiveness of the Form S-4 shall be in effect.

(f) NASDAQ Listing. The Parent Shares issuable to the holders of Company Shares pursuant to this Agreement shall have been authorized for listing on NASDAQ, subject to official notice of issuance.

8.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent by action of the Special Committee or the Parent Board (acting upon the recommendation of the Special Committee) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 5.1(a) (Organization, Good Standing and Qualification), Sections 5.2(b) - (c) (Capital Structure) and Section 5.3 (Corporate Authority) shall be true and correct in all material respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time); (ii) each of the representations and warranties of the Company set forth in Section 5.2(a) (Capital Structure) shall be true and correct in all respects (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time), except for de minimis inaccuracies; (iii) the representations and warranties of the Company set forth in Section 5.6(b) (Absence of Certain Changes) shall be true and correct as of the Closing Date; and (iv) each other representation and warranty of the Company set forth in Article V shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iv), for any failure of any such representation and warranty to be so true and correct (disregarding all qualifications or limitations as to “material,” “Company Material Adverse Effect” and words of similar import set forth therein) that, individually or in the aggregate, has not had and would not reasonably be expected to result in a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officers’ Certificate. Parent shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company to the effect that such executive officer has read Sections 8.2(a) and 8.2(b) and that the conditions set forth in Sections 8.2(a) and 8.2(b) have been satisfied.

8.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company by action of the Company Board (acting with the approval of the Independent Director) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Sub set forth in Section 6.1(a) (Organization, Good Standing and Qualification), Section 6.2(b) - (c) (Capital Structure) and Section 6.3 (Corporate Authority) shall be true and correct in all material respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time); (ii) each of the representations and warranties of Parent set forth in Section 6.2(a) (Capital Structure) shall be true and correct in all respects (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time), except for de minimis inaccuracies; (iii) the representations and warranties of Parent and Merger Sub set forth in Section 6.6(b) (Absence of Certain Changes) shall be true and correct as of the Closing Date; and

(iv) each other representation and warranty of Parent and Merger Sub set forth in Article VI shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iv), for any failure of any such representation and warranty to be so true and correct (disregarding all qualifications or limitations as to “material,” “Parent Material Adverse Effect” and words of similar import set forth therein) that, individually or in the aggregate, has not had and would not reasonably be expected to result in a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officers’ Certificate. The Company shall have received at the Closing a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to the effect that such executive officer has read Sections 8.3(a) and 8.3(b) and that the conditions set forth in Sections 8.3(a) and 8.3(b) have been satisfied.

(d) Tax Opinion. The Company shall have received a written opinion of Fried Frank (or if Fried Frank is unable to issue such an opinion, of another nationally recognized law firm proposed by Parent that is reasonably acceptable to the Company (the “Company’s Replacement Counsel”)), dated as of the Closing Date and in form and substance reasonably satisfactory to the Company, to the effect that for U.S. federal income tax purposes the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Fried Frank (or the Company’s Replacement Counsel, if applicable) shall be entitled to receive and rely upon customary assumptions, representations, warranties and covenants, including those contained in this Agreement and in the tax representation letters described in Section 7.14.

ARTICLE IX

Termination

9.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval or the Parent Stockholder Approval or the Parent Majority of the Minority Stockholder Approval has been obtained, by mutual written consent of the Company by action of the Company Board (acting with the approval of the Independent Director) and Parent by action of the Special Committee or the Parent Board (acting upon the recommendation of the Special Committee).

9.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the Company by action of the Company Board (acting with the approval of the Independent Director) or Parent by action of the Parent Board (acting upon the recommendation of the Special Committee) or the Special Committee if:

(a) the Merger shall not have been consummated by September 20, 2021 (the “Outside Date”), whether such date is before or after the date by which the Company Stockholder Approval, the Parent Stockholder Approval or the Parent Majority of the Minority Stockholder Approval have been obtained; provided that the right to terminate this Agreement under this Section 9.2(a) shall not be available to any Party hereto if the breach by such Party of its representations and warranties set forth in this Agreement or the failure of such Party to perform any of its obligations under this Agreement has been a principal cause of or primarily resulted in the failure of this condition;

(b) the Parent Stockholder Approval or the Parent Majority of the Minority Stockholder Approval shall not have been obtained at the Parent Stockholders Meeting, including at any adjournment, recess or postponement of the Parent Stockholders Meeting, held in accordance with this Agreement; or

(c) (i) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable or (ii) any Law shall have been enacted, entered, enforced or deemed applicable to the Merger that prohibits, makes illegal or enjoins the consummation of the Merger (in the case of each of clauses (i) and (ii) whether before or after the Company Stockholder Approval, the Parent Stockholder Approval or the Parent Majority of the Minority Stockholder Approval have been obtained); provided that the right to terminate this Agreement under this Section 9.2(c) shall not be available to any Party hereto that has breached in any material respect its obligations to use its reasonable best efforts pursuant to Section 7.6.

9.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the Company by action of the Company Board (acting with the approval of the Independent Director) if:

(a) a Change of Parent Recommendation shall have occurred; provided that, following such a Change of Parent Recommendation, the Company shall no longer have the right to terminate this Agreement pursuant to this Section 9.3(a) after the Parent Majority of the Minority Stockholder Approval shall have been obtained;

(b) there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date hereof, such that Section 8.3(a) or Section 8.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) thirty (30) days after written notice thereof is given by the Company to Parent and (ii) one (1) Business Day before the Outside Date (whether before or after the Company Stockholder Approval, the Parent Stockholder Approval or the Parent Majority of the Minority Stockholder Approval shall have been obtained); provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.3(b) if the Company is then in breach of this Agreement such that any of the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied; or

(c) at any time prior to the time the Company Stockholder Approval is obtained, in order to enter into an Alternative Company Acquisition Agreement providing for a Company Superior Proposal in accordance with Section 7.2; provided, that the right to terminate this Agreement pursuant to this Section 9.3(c) shall not be available unless substantially concurrently with or prior to (and as a condition to) such termination, (i) the Company pays to Parent the Termination Fee pursuant to Section 9.5(b) and (ii) the Company duly executes and delivers a definitive Alternative Company Acquisition Agreement with respect to such Company Superior Proposal to the counterparty thereto.

9.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent by action of the Parent Board (acting upon the recommendation of the Special Committee) or the Special Committee if:

(a) a Change of Company Recommendation shall have occurred; provided that, following such a Change of Company Recommendation, Parent shall no longer have the right to terminate this Agreement pursuant to this Section 9.4(a) after the Company Stockholder Approval has been obtained;

(b) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date hereof, such that Section 8.2(a) or Section 8.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) thirty (30) days after written notice thereof is given by Parent to the Company and (ii) one (1) Business Day before the Outside Date (whether before or after the Company Stockholder Approval or the Parent Stockholder Approval and the Parent Majority of the Minority Stockholder Approval shall have been obtained); provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.4(b) if Parent is then in breach of this Agreement such that any of the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied;

(c) at any time prior to the time the Parent Stockholder Approval and the Parent Majority of the Minority Stockholder Approval shall been obtained, in order to enter into an Alternative Parent Acquisition Agreement providing for a Parent Superior Proposal in accordance with Section 7.3; provided, that the right to terminate this Agreement pursuant to this Section 9.4(c) shall not be available unless substantially concurrently with or prior to (and as a condition to) such termination, (i) Parent pays to the Company the Parent Termination Fee pursuant to Section 9.5(b) and (ii) Parent duly executes and delivers a definitive Alternative Parent Acquisition Agreement with respect to such Parent Superior Proposal to the counterparty thereto; or

(d) the Company Stockholder Approval shall not have been obtained within two (2) Business Days after the Form S-4 shall have been declared effective.

9.5 Effect of Termination and Abandonment.

(a) Except as provided in Section 9.5(b) and Section 9.5(c), in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in this Agreement to the contrary, that (i) no such termination shall relieve any Party of any liability or damages to the other Party resulting from fraud or any Willful and Material Breach of this Agreement and (ii) the provisions set forth in Section 7.10, this Section 9.5, Article X and the Confidentiality Agreement shall survive the termination of this Agreement.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 9.3(c);

(ii) this Agreement is terminated by Parent pursuant to Section 9.4(a); or

(iii) (A) this Agreement is terminated by Parent pursuant to Section 9.4(d); and (B) (I) a bona fide Company Acquisition Proposal shall have been (1) made known to the Company or publicly made or disclosed and (2) not withdrawn (which withdrawal shall be public if such Company Acquisition Proposal has been publicly made or disclosed) prior to the time of termination of this Agreement and (II) concurrently with or within twelve (12) months of such termination, the Company shall have consummated a Company Acquisition Proposal or entered into a definitive Alternative Company Acquisition Agreement relating to a Company Acquisition Proposal that is subsequently consummated (whether or not, in each case, such Company Acquisition Proposal is the same one as the Company Acquisition Proposal referred to in clause (B)(I)); provided that, for purposes of clause (B) of this Section 9.5(b)(iii), references to “twenty percent (20%)” in the definition of “Company Acquisition Proposal” shall be deemed to be references to “fifty percent (50%)”;

then the Company shall pay to Parent (or its designee(s)), by wire transfer of same-day funds, a termination fee of $87,610,000 (the “Termination Fee”) (x) in the case of Section 9.5(b)(i), substantially concurrently with the termination of this Agreement pursuant to Section 9.3(c); (y) in the case of Section 9.5(b)(ii), no later than two (2) Business Days after the date of termination of this Agreement pursuant to Section 9.4(a); and (z) in the case of Section 9.5(b)(iii), immediately prior to or substantially concurrent with the last to occur of the events set forth in Section 9.5(b)(iii). It is understood and agreed that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(c) In the event that:

(i) this Agreement is terminated by Parent pursuant to Section 9.4(c);

(ii) this Agreement is terminated by the Company pursuant to Section 9.3(a); or

(iii) (A) this Agreement is terminated by either the Company or Parent pursuant to Section 9.2(b) under circumstances in which the Parent Majority of the Minority Stockholder Approval is not obtained; and (B) (I) a bona fide Parent Acquisition Proposal shall have been (1) made known to the Special Committee or publicly made or disclosed and (2) not withdrawn (which withdrawal shall be public if such Parent Acquisition Proposal has been publicly made or disclosed) prior to the date of the Parent Stockholders Meeting and (II) concurrently with or within twelve (12) months of such termination, Parent shall have consummated a Parent Acquisition Proposal or entered into a definitive Alternative Parent Acquisition Agreement relating to a Parent Acquisition Proposal that is subsequently consummated (whether or not, in each case, such Parent Acquisition Proposal is the same one as the Parent Acquisition Proposal referred to in clause (B)(I)); provided that, for purposes of clause (B) of this Section 9.5(c)(iii), references to “twenty percent (20%)” in the definition of “Parent Acquisition Proposal” shall be deemed to be references to “fifty percent (50%)”;

then Parent shall pay to the Company (or its designee(s)), by wire transfer of same-day funds, a termination fee of $34,070,000 (the “Parent Termination Fee”) (x) in the case of Section 9.5(c)(i), substantially concurrently with the termination of this Agreement pursuant to Section 9.4(c); (y) in the case of Section 9.5(c)(ii), no later than two (2) Business Days after the date of termination of this Agreement pursuant to Section 9.3(a); and (z) in the case of Section 9.5(c)(iii), immediately prior to or substantially concurrent with the last to occur of the events set forth in Section 9.5(c)(iii). It is understood and agreed that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(d) Each of the Company and Parent acknowledges that the agreements contained in Section 9.5(b) and Section 9.5(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement and the damages resulting from termination of this Agreement under circumstances where a Termination Fee or a Parent Termination Fee is payable are uncertain and incapable of accurate calculation and, therefore, each of the Termination Fee payable pursuant to Section 9.5(b) and the Parent Termination Fee payable pursuant to Section 9.5(c) is not a penalty but rather constitutes an amount akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as applicable, for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger and the other transactions contemplated by this Agreement. Accordingly, if (i) the Company fails to promptly pay the Termination Fee due by it pursuant to Section 9.5(b) or (ii) Parent fails to promptly pay the Parent Termination Fee due by it pursuant to Section 9.5(c) and, in order to obtain such payment Parent or the Company, as applicable, commences a Proceeding that results in a judgment against the Company or Parent, as applicable, for the Termination Fee set forth in Section 9.5(b) or the Parent Termination Fee set forth in Section 9.5(c), the Company or Parent, as applicable, shall pay to Parent or the Company, as applicable, their costs and expenses (including attorneys’ fees) in connection with such Proceeding, together with interest on the amount of the fee at the prime rate set forth in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment.

(e) In the event that the Termination Fee is paid to Parent in circumstances in which such fee is payable pursuant to Section 9.5(b), payment of the Termination Fee, together with any costs and expenses and interest payable pursuant to Section 9.5(d), shall be the sole and exclusive remedy of Parent and its Related Persons in such capacity against the Company and its Related Persons in such capacity (the “Company Related Persons”) for any cost, expense, loss, damage, liability or obligation suffered as a result of the failure of the Merger or the other transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount none of the Company or any Company Related Persons shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement; provided that nothing in this Section 9.5(e) shall relieve any Party of any liability or damages resulting from fraud or any Willful and Material Breach of this Agreement. The provisions of this Section 9.5(e) are intended to be for the benefit of, and shall be enforceable by, each of the Company Related Persons.

(f) In the event that the Parent Termination Fee is paid to the Company in circumstances in which such fee is payable pursuant to Section 9.5(c), payment of the Parent Termination Fee, together with any costs and expenses and interest payable pursuant to Section 9.5(d), shall be the sole and exclusive remedy of the Company and its Related Persons in such capacity against Parent and its Related Persons in such capacity (the “Parent Related Persons”) for any cost, expense, loss, damage, liability or obligation suffered as a result of the failure of the Merger or the other transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount none of Parent or any Parent Related Persons shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement; provided that nothing in this Section 9.5(f) shall relieve any Party of any liability or damages resulting from fraud or any Willful and Material Breach of this Agreement. The provisions of this Section 9.5(f) are intended to be for the benefit of, and shall be enforceable by, each of the Parent Related Persons.

ARTICLE X

Miscellaneous and General

10.1 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered in connection therewith pursuant to this Agreement will survive the Effective Time. None of the covenants and agreements of the Parties will survive the Effective Time to the extent their terms contemplate performance prior to the Effective Time. This Section 10.1 will not limit Section 9.5 or any other covenant or agreement of the Parties to the extent its terms contemplate performance after the Effective Time.

10.2 Modification or Amendment. Subject to the provisions of applicable Laws, at any time prior to the Effective Time, the Parties may modify or amend this Agreement by written agreement, executed and delivered by duly authorized officers of the respective Parties; provided, however, that, after receipt of the Company Stockholder Approval, any amendment which, by Law requires further approval by the Company’s stockholders for its effectiveness shall be subject to receipt of such approval; provided, further, that, after the receipt of the Parent Stockholder Approval and the Parent Majority of the Minority Stockholder Approval, any amendment which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by Parent’s stockholders for its effectiveness shall be subject to receipt of such approval.

10.3 Waiver of Conditions. The conditions to each of the Parties’ obligations to consummate the Merger are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Laws. No failure or delay by any Party exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

10.4 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAWS, RULES OR PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH LAWS, RULES OR PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) The Parties hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, in the event that such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) located in New Castle County in the State of Delaware or the United States District Court for the District of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any Proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties irrevocably agree that all claims relating to such Proceeding or transactions shall be heard and determined in such a Delaware state or federal court. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 10.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DOCUMENTS REFERRED TO HEREIN OR THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTEMPLATED IN THIS SECTION 10.4, TO ENTER INTO THIS AGREEMENT, THE AGREEMENTS CONTEMPLATED BY THE DOCUMENTS REFERRED TO HEREIN, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, AS APPLICABLE.

10.5 Specific Performance. The Parties acknowledge and agree that the rights of each Party to consummate the transactions contemplated hereby are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies the Parties may have in equity or at law, each Party shall, unless this Agreement has been terminated in accordance with its terms, be entitled to specific performance and injunctive relief as a remedy for any such breach including an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the courts specified in Section 10.4(b), in each case without necessity of posting a bond or other form of security. The right to specific performance hereunder shall include the right of a Party to cause the Merger to be consummated on the terms and subject to the conditions set forth in this Agreement. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

10.6 Notices. All notices, requests, instructions, consents, claims, demands, waivers and other communications to be given or made hereunder by any Party shall be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email. Such communications must be sent to the respective Parties at the following addresses or email addresses (or at such other address or facsimile number or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 10.6):

If to Parent or Merger Sub:

NantKwest, Inc.

3530 John Hopkins Court

San Diego, CA 92121

Attention:	Steven Yang
Email:	steven.yang@nantkwest.com

With a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention:	Stuart M. Cable
Lisa R. Haddad
Email:	scable@goodwinlaw.com
lhaddad@goodwinlaw.com

If to the Company:

ImmunityBio, Inc.

9920 Jefferson Blvd.

Culver City, CA 90232

Attention:	Patrick Soon-Shiong, MBBCh, FRCS (C), FACS
Charles Kim
Email:	pss@nantworks.com
ckim@nantworks.com

With a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

Attention:	Philip Richter
Maxwell Yim
Email:	philip.richter@friedfrank.com
maxwell.yim@friedfrank.com

10.7 Entire Agreement. This Agreement (including the Company Disclosure Letter, the Parent Disclosure Letter, the Voting Agreements, the Exhibits and the documents and instruments referred to herein that are to be delivered at Closing) and that certain confidential letter agreement, dated October 20, 2020, between Parent and the Company (as amended, modified or supplemented from time to time, the “Confidentiality Agreement”) constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, oral or written with respect to such matters.

10.8 No Third-Party Beneficiaries. Except as provided in Section 7.11, Section 7.14(b), Section 9.5(e) or Section 9.5(f), Parent and Merger Sub hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the Company and the Company hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of Parent and Merger Sub, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the Parties hereby further agree that this Agreement may only be enforced against, and any Proceeding that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as Parties. The Parties further agree that the rights of third-party beneficiaries under Section 7.11 shall not arise unless and until the Effective Time occurs.

10.9 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company, if any, to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

10.10 Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of any other provision hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

10.11 Interpretation and Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(b) Where a reference in this Agreement is made to an Article, Section, Subsection, Recital, Preamble or Exhibit, such reference shall be to an Article, Section, Subsection, Recital, Preamble or Exhibit of or to this Agreement, unless otherwise indicated.

(c) Unless the express context otherwise requires: (i) the word “day” means calendar day; (ii) the words “hereto,” “hereof,” “herein,” “hereunder” and words of similar import when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (iii) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (iv) the term “dollars” and the symbol “$” mean United States Dollars and all amounts in this Agreement shall be paid in United States Dollars, unless specifically otherwise provided, and in the event any amounts, costs, fees or expenses incurred by any Party pursuant to this Agreement are denominated in a currency other than United States Dollars, the United States Dollar equivalent for such costs, fees and expenses shall be determined by converting such other currency to United States Dollars at the foreign exchange rates published in The Wall Street Journal, Eastern Edition and in effect at the time such amount, cost, fee or expense is incurred, and in the event the resulting conversion yields a number that extends beyond two (2) decimal points, rounded to the nearest penny; (v) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”; (vi) the term “or” is not exclusive and has the meaning represented by the phrase “and/or”; (vii) references in this Agreement to any gender include the other gender; (viii) references in this Agreement to the “United States” or the “U.S.” mean the United States of America and its territories and possessions; (ix) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; (x) all accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP; and (xi) except as otherwise specifically provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith.

(d) Whenever this Agreement refers to a number of days, such number shall refer to calendar days, unless Business Days are specified.

(e) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(f) The Company Disclosure Letter or Parent Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article V or Article VI or to one or more covenants contained in Article VII. Inclusion of any items or information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to be an acknowledgement or agreement that any such item or information (or any undisclosed item or information of comparable or greater significance) is “material” or constitutes a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or affect the interpretation of such term for purposes of this Agreement.

(g) Except as otherwise specifically provided herein, all references in this Agreement to any agreement (including this Agreement), Contract, document or instrument mean such agreement, Contract, document or instrument as amended, supplemented, qualified, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto.

(h) The phrases “delivered,” “made available” and words of similar import, when used in this Agreement, shall mean that the information referred to has been (i) physically or electronically delivered to Parent, Merger Sub, the Company or any of their respective Representatives, as applicable, prior to the date hereof, (ii) posted to the data site maintained by (x) the Company or its Representatives or (y) Parent or its Representatives, as applicable, in connection with the transactions contemplated by this Agreement prior to December 20, 2020, or (iii) in the case of Parent, filed with or furnished to the SEC and publicly available on the SEC’s EDGAR reporting system prior to the date hereof.

10.12 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assignable or delegable (as the case may be), in whole or in part, by operation of Law or otherwise by any Party without the prior written consent of the other Parties, and any attempted or purported assignment or delegation in violation of this Section 10.12 shall be null and void.

10.13 Certain Definitions. As used in this Agreement, except as otherwise specifically provided herein, the following terms have the meanings set forth in this Section 10.13:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (for purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise); provided, however, that, unless otherwise explicitly stated, Parent and its Subsidiaries shall be deemed to not be Affiliates of the Company and its Subsidiaries (and vice versa) for any purpose hereunder.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Company Acquisition Agreement” has the meaning set forth in Section 7.2(b)(ii).

“Alternative Parent Acquisition Agreement” has the meaning set forth in Section 7.3(b)(ii).

“Anti-Corruption Laws” means (a) the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. § 78dd1, et seq.), (b) the Corruption of Foreign Public Officials Act, S.C. 2002, c. 8 (Canada) and (c) all other anti-bribery, anti-corruption, anti-money-laundering and similar applicable Laws of each jurisdiction in which the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, operates or has operated and in which any Person acting on behalf of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, including any officer, director, employee or agent thereof, is conducting or has conducted business involving the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable.

“Applicable Date” has the meaning set forth in Section 5.8(a).

“Bankruptcy and Equity Exception” has the meaning set forth in Section 5.3(a).

“Business Day” means any day ending at 11:59 p.m. (New York City time) other than a Saturday or Sunday or a day on which (a) banks are required or authorized to close in New York City, New York, or (b) for purposes of determining the Closing Date only, the Office of the Secretary of State of Delaware is required or authorized to close.

“Certificate” has the meaning set forth in Section 4.1(a).

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Change of Company Recommendation” has the meaning set forth in Section 7.2(b)(i).

“Change of Parent Recommendation” has the meaning set forth in Section 7.3(b)(i).

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Code” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Preamble.

“Company Acquisition Proposal” means any proposal, indication of interest or offer from any Person or group (as defined in or under Section 13 of the Exchange Act), other than the Company, Parent, Merger Sub or any of their respective Affiliates, with respect to any (a) merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination, purchase or similar transaction involving the Company which if consummated would result in any Person or group (as defined in or under Section 13 of the Exchange Act) (other than the Company, Parent, Merger Sub or their respective Affiliates) becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of twenty percent (20%) or more of the total voting power or of any class of equity securities of the Company or (b) direct or indirect acquisition, in one or a series of related transactions, of twenty percent (20%) or more of the total voting power or of any class of equity securities of the Company, or twenty percent (20%) or more of the assets of the Company (on a consolidated basis), in each case, other than the transactions contemplated by this Agreement.

“Company Approvals” has the meaning set forth in Section 5.4(a).

“Company Benefit Plan” means any benefit and compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, contributed to or required to be contributed to by, or with respect to which there is any present or future liability (whether contingent or otherwise) of, the Company or any of its Subsidiaries, including with respect to employment, consulting, independent contractor, pension, retirement, severance, termination, retention, change-in-control, deferred compensation, stock- and equity-based, phantom stock, employee stock ownership, incentive bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“Company Board” has the meaning set forth in the Recitals.

“Company Clinical Trial Investigator” has the meaning set forth in Section 5.19(a).

“Company Disclosure Document” means that certain disclosure document of the Company, dated as of December 19, 2020, attached as Section 10.13(a) of the Company Disclosure Letter.

“Company Disclosure Letter” has the meaning set forth in Article V.

“Company Equity Awards” has the meaning set forth in Section 4.3(b).

“Company Financial Advisors” has the meaning set forth in Section 5.18.

“Company Material Adverse Effect” means any change, event, occurrence, state of facts, condition, circumstance, development or effect that, individually or in the aggregate with such other changes, events, occurrences, state of facts, conditions, circumstances, developments or effects, has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no change, event, occurrence, state of facts, condition, circumstance, development or effect arising out of, or resulting from, any of the following, shall be deemed to constitute or be taken into account in determining whether there has occurred or would reasonably be expected to occur a Company Material Adverse Effect: (i) changes in the economy, credit or financial markets or political, regulatory or business conditions in the United States or any other countries in which the Company or any of its Subsidiaries has any material operations; (ii) changes that are the result of factors generally affecting the industries, markets or geographical areas in which the Company and its Subsidiaries conduct their respective businesses; (iii) changes in GAAP or in any Law unrelated to this Agreement or the Merger and of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof, after the date hereof; (iv) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period ending on or after the date hereof and prior to the Closing; provided that the exception in this clause (iv) shall not prevent or otherwise affect a determination that any change, event, occurrence, state of facts, condition, circumstance, development or effect (not otherwise excluded under this definition) underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Company Material Adverse Effect; (v) acts of war (whether or not declared), civil disobedience, hostilities, sabotage, cyberattacks (provided that the Company has not materially breached any representation or warranty in Section 5.15(f) or Section 5.15(g)), terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other catastrophic weather or natural disaster, or any epidemic, pandemic or outbreak of illness (including the COVID-19 (or SARS-CoV-2) virus) or other public health event or any other force majeure event, whether or not caused by any Person (other than the Company or any of its Subsidiaries), or any national or international calamity or crisis; (vi) any actions taken or omitted to be taken by the Company or any of its Subsidiaries that are expressly required to be taken by this Agreement or any actions taken or omitted to be taken with Parent’s prior written consent or at Parent’s written request (except for any obligation to operate in the ordinary course or similar obligation); (vii) any changes, events, occurrences, state of facts, conditions, circumstances, developments or effects that were caused by the negotiation of, entry into or announcement, pendency or performance of the transactions contemplated by this Agreement; provided, however, that the exceptions in this clause (vii) shall not apply with respect to references to Company Material Adverse Effect in the representations and warranties contained in Section 5.4 (and in Section 8.2(a) and Section 9.4(b) to the extent related to such portions of such representation); or (viii) any regulatory, preclinical or clinical, competitive, pricing, reimbursement or manufacturing changes, events, occurrences, state of facts, conditions, circumstances, developments or effects relating to or affecting any collaboration program between Parent and the Company and the related Product Candidates; provided, further, that, with respect to clauses (i), (ii), (iii), and (v), such change, event, occurrence, state of facts, condition, circumstance, development or effect shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred to the extent it disproportionately adversely affects the

Company and its Subsidiaries compared to other companies of similar size in the industry in which the Company and its Subsidiaries primarily operate.

“Company Options” has the meaning set forth in Section 4.3(a).

“Company Recommendation” has the meaning set forth in Section 5.3(b).

“Company Related Persons” has the meaning set forth in Section 9.5(e).

“Company’s Replacement Counsel” has the meaning set forth in Section 8.3(d).

“Company Shares” has the meaning set forth in the Recitals.

“Company Significant Stockholders” means, collectively, Cambridge Equities, LP, NantBio, Inc., California Capital Equity LLC and Dr. Patrick Soon-Shiong.

“Company Stock Plan” means the Company’s 2015 Stock Incentive Plan.

“Company Stockholder Approval” means the adoption of this Agreement by holders of majority of the outstanding Company Shares by action by written consent.

“Company Superior Proposal” means an unsolicited bona fide written Company Acquisition Proposal that would result in any Person (other than the Company, Parent, Merger Sub or any Affiliate thereof) becoming the beneficial owner, directly or indirectly, of fifty percent (50%) or more of the assets (on a consolidated basis) or fifty percent (50%) or more of the total voting power of the equity securities of the Company (or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity) that the Company Board (with the approval of the Independent Director) has determined in its good faith judgment, after consultation with its outside financial advisor(s) and outside legal counsel (a) would result in a transaction that, if consummated, would be more favorable to the stockholders of the Company from a financial point of view than the Merger (after taking into account any amendments or other revisions to the terms and conditions of this Agreement agreed to by the Parent Board (acting upon the recommendation of the Special Committee) or the Special Committee in writing pursuant to Section 7.2(b) and the time likely to be required to consummate such Company Acquisition Proposal) and (b) is reasonably capable of being consummated on the terms so proposed.

“Company Transaction Litigation” has the meaning set forth in Section 7.13(b).

“Company Voting Agreement” has the meaning set forth in the Recitals.

“Company Warrant” has the meaning set forth in Section 4.3(c).

“Confidentiality Agreement” has the meaning set forth in Section 10.7.

“Contract” means any legally binding agreement, lease, sublease, license, contract, note, mortgage, indenture, arrangement or other obligation and any amendment, waiver or other modification thereto.

“CVR Agreements” means (i) the FDA CVR Agreement, the Sales CVR Agreement and the Unaccredited CVR Agreement, (ii) the Agreement and Plan of Merger, dated May 15, 2018, by and among the Company, Receptome Acquisition Corporation, Receptome, Inc., and Richard S. Kornbluth, MD, PhD, (iii) the Exclusive License Agreement, dated April 18, 2016, by and between the Company and Cancer Therapeutics Laboratories, Inc. and (iv) the Assignment and Assumption Agreement, dated April 28, 2017, by and among Celgene Corporation, Celgene Alpine Investment Co., LLC, and the Company.

“D&O Insurance” has the meaning set forth in Section 7.11(b).

“DGCL” has the meaning set forth in the Recitals.

“Dissenting Shares” has the meaning set forth in Section 4.2(f)(i).

“Effective Time” has the meaning set forth in Section 1.3.

“Eligible Shares” has the meaning set forth in Section 4.1(a).

“Environmental Law” means any Law relating to: (a) the protection, investigation or restoration of the environment, or natural resources or, as it relates to exposure to hazardous or toxic substances in the environment, the protection of health and safety, (b) the handling, use, storage, treatment, transportation, presence, disposal, release or threatened release of any hazardous or toxic substance or (c) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any hazardous or toxic substance.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity (whether or not incorporated) that would be treated together with the Company as a “single employer” within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 4.2(a)(i).

“Exchange Agent Agreement” has the meaning set forth in Section 4.2(a)(ii).

“Exchange Fund” has the meaning set forth in Section 4.2(a)(i).

“Exchange Ratio” has the meaning set forth in Section 4.1(a).

“Excluded Shares” has the meaning set forth in Section 4.1(a).

“FDA” means the United States Food and Drug Administration.

“FDA CVR Agreement” means the FDA Milestone Contingent Value Rights Agreement, dated as of July 31, 2017, by and between the Company and the Stockholder Representative thereunder.

“Form S-4” has the meaning set forth in Section 7.4(a).

“Fractional Share Consideration” has the meaning set forth in Section 4.1(a).

“Fried Frank” has the meaning set forth in Section 7.14(a).

“GAAP” means United States generally accepted accounting principles.

“Government Health Care Program” means any federal health program as defined in 42 U.S.C. § 1320a-7b(f), including Medicare, Medicaid, TRICARE, CHAMPVA, and state healthcare programs (as defined therein), and any health insurance program for the benefit of federal employees, including those under chapter 89 of title 5, United States Code.

“Governmental Entity” has the meaning set forth in Section 5.4(a).

“Government Official” means any official, officer, employee, or Representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, and includes any official or employee of any entity directly or indirectly owned or controlled by any Governmental Entity, and any officer or employee of a public international organization, as well as any Person acting in an official capacity for or on behalf of any such Governmental Entity, or for or on behalf of any such public international organization.

“Hazardous Substance” means (a) any substance that is listed or classified as hazardous or toxic, or otherwise classified or regulated, pursuant to any Environmental Law; (b) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon and (c) any other substance or waste for which liability is imposed by any Governmental Entity under any Environmental Law.

“Health Care Submission” has the meaning set forth in Section 5.19(a).

“Healthcare Regulatory Authority” means any U.S., state, non-U.S. or supranational or transnational governmental health regulatory agency or authority with jurisdiction over (a) the development, marketing, labeling, sale, use, storage, handling and control, safety, efficacy, reliability, manufacturing, distribution, approval or licensing of any drug, device or over-the-counter pharmaceutical product, (b) federal healthcare programs under which such products are purchased or (c) the protection of personal health information.

“Holder” has the meaning set forth in Section 4.2(b)(i).

“Indebtedness” means (i) any indebtedness for borrowed money, (ii) all obligations of any Person evidenced by debt securities, bonds, debentures, notes or similar instruments for the payment of which such Person is responsible or liable, (iii) all obligations as an account party in respect of letters of credit and bankers’ acceptances or similar credit transactions, and (iv) any guarantee of any such indebtedness described in the foregoing clauses (i) - (iii).

“Indemnified Parties” has the meaning set forth in Section 7.11(a).

“Independent Director” has the meaning set forth in the Recitals.

“Intellectual Property Rights” means all intellectual and proprietary rights of any kind, including: (a) patents, inventions, methods and processes; (b) copyrights, copyrighted works and works of authorship; (c) trademarks, service marks, trade, corporate or d/b/a names, logos, trade dress, domain names, URLs, social and mobile media identifiers and other indicators of source or origin, and the goodwill of any business symbolized thereby and all common-law rights relating thereto; (d) trade secrets, know-how and confidential information; and (e) all applications, registrations, provisionals, divisionals, continuations, continuations-in-part, re-examinations, re-issues, renewals, foreign counterparts and similar rights relating to any of the foregoing.

“Intervening Event” means a material event, fact, development or occurrence with respect to (a) the Company and its Subsidiaries or the business of the Company and its Subsidiaries or (b) Parent and its Subsidiaries or the business of Parent and its Subsidiaries, in each case that is neither known nor reasonably foreseeable (with respect to substance or timing) by the Company Board as of the date of this Agreement (or, if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement) and becomes known by the Company Board prior to the date the Company Stockholder Approval is obtained; provided that (i) any event, fact, development or occurrence that involves or relates to a Company Acquisition Proposal or a Company Superior Proposal or any inquiry or communications or matters relating thereto shall be deemed not to constitute an Intervening Event and (ii) any event, fact, development or occurrence that relates to the business, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole, shall be deemed not to constitute an Intervening Event, unless any such events, facts, developments or occurrences, individually or in the aggregate, would constitute a Parent Material Adverse Effect.

“IT Assets” means computers, software, firmware, middleware, servers, websites, networks, mobile and social applications, workstations, routers, hubs, switches, data communications lines, and all other information technology and related assets and equipment, and all content and data (including Personal Data) stored therein or processed thereby.

“Joint Disclosure Statement” has the meaning set forth in Section 7.4.

“Knowledge” or any similar phrase means (a) with respect to the Company, the collective actual knowledge of the individuals set forth in Section 10.13(b) of the Company Disclosure Letter and (b) with respect to Parent and Merger Sub, the collective actual knowledge of the individuals set forth in Section 10.13(b) of the Parent Disclosure Letter.

“Laws” has the meaning set forth in Section 5.8(a).

“Leased Real Property” has the meaning set forth in Section 5.10.

“Licenses” has the meaning set forth in Section 5.8(b).

“Lien” has the meaning set forth in Section 5.2(d).

“Material Contract” has the meaning set forth in Section 5.9(a).

“Measurement Date” has the meaning set forth in Section 6.2(a).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 4.1(a).

“Merger Sub” has the meaning set forth in the Preamble.

“NASDAQ” means the Nasdaq Global Select Market.

“Newco” has the meaning set forth in Section 7.14(e).

“Notice Period” has the meaning set forth in Section 7.2(b).

“Order” means any order, final award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Entity.

“Outside Date” has the meaning set forth in Section 9.2(a).

“Parent” has the meaning set forth in the Preamble.

“Parent Acquisition Proposal” means any proposal, indication of interest or offer from any Person or group (as defined in or under Section 13 of the Exchange Act), other than the Company, or any of its Affiliates, with respect to any (a) merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination, purchase or similar transaction involving Parent or any of its Subsidiaries which if consummated would result in any Person or group (as defined in or under Section 13 of the Exchange Act) (other than the Company or any of its Affiliates) becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of twenty percent (20%) or more of the total voting power or of any class of equity securities of Parent or (b) direct or indirect acquisition, in one or a series of related transactions, of twenty percent (20%) or more of the total voting power or of any class of equity securities of Parent, or twenty percent (20%) or more of the assets of Parent and its Subsidiaries (on a consolidated basis), in each case, other than the transactions contemplated by this Agreement.

“Parent Approvals” has the meaning set forth in Section 6.4(a).

“Parent Benefit Plan” means any benefit and compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, contributed to or required to be contributed to by, or with respect to which there is any present or future liability (whether contingent or otherwise) of, the Parent or any of its Subsidiaries, including with respect to employment, consulting, independent contractor, pension, retirement, severance, termination, retention, change-in-control, deferred compensation, stock- and equity-based, phantom stock, employee stock ownership, incentive bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“Parent Board” has the meaning set forth in the Recitals.

“Parent Clinical Trial Investigator” has the meaning set forth in Section 6.20(a).

“Parent Disclosure Letter” has the meaning set forth in Article VI.

“Parent Equity Awards” has the meaning set forth in Section 6.2(a).

“Parent Intervening Event” means a material event, fact, development or occurrence with respect to (a) Parent and its Subsidiaries or the business of Parent and its Subsidiaries or (b) the Company and its Subsidiaries or the business of the Company and its Subsidiaries, in each case that is neither known nor reasonably foreseeable (with respect to substance or timing) by the Special Committee as of the date of this Agreement (or, if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by the Special Committee as of the date of this Agreement) and becomes known by the Special Committee prior to the date the Parent Majority of the Minority Stockholder Approval shall have been obtained; provided that (i) any event, fact, development or occurrence that involves or relates to a Parent Acquisition Proposal or a Parent Superior Proposal or any inquiry or communications or matters relating thereto shall be deemed not to constitute a Parent Intervening Event, and (ii) any event, fact, development or occurrence that relates to the business, results of operations or financial condition of the Company or any of its Subsidiaries shall be deemed not to constitute a Parent Intervening Event, unless any such events, facts, developments or occurrences, individually or in the aggregate, would constitute a Company Material Adverse Effect.

“Parent Leased Real Property” has the meaning set forth in Section 6.10.

“Parent Majority of the Minority Stockholder Approval” means the approval of the Merger by holders of a majority of the outstanding Parent Shares (excluding all Parent Shares beneficially owned by any of the Parent Significant Stockholders or any of their respective controlled Affiliates or by any of the directors or executive officers of Parent or the Company).

“Parent Material Adverse Effect” means any change, event, occurrence, state of facts, condition, circumstance, development or effect that, individually or in the aggregate with such other changes, events, occurrences, state of facts, conditions, circumstances, developments or effects, has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no change, event, occurrence, state of facts, condition, circumstance, development or effect arising out of, or resulting from, any of the following, shall be deemed to constitute or be taken into account in determining whether there has occurred or would reasonably be expected to occur a Parent Material Adverse Effect: (i) changes in the economy, credit or financial markets or political, regulatory or business conditions in the United States or any other countries in which Parent or any of its Subsidiaries has any material operations; (ii) changes that are the result of factors generally affecting the industries, markets or geographical areas in which Parent and its Subsidiaries conduct their respective businesses; (iii) changes in GAAP or in any Law unrelated to this Agreement or the Merger and of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof, after the date hereof; (iv) any failure by Parent to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period ending on or after the date hereof and prior to the Closing; provided that the exception in this clause (iv) shall not prevent or otherwise affect a determination that any change, event, occurrence, state of facts, condition, circumstance, development or effect (not otherwise excluded under this definition) underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Parent Material Adverse Effect; (v) acts of war (whether or not declared), civil disobedience, hostilities, sabotage, cyberattacks (provided that Parent has not materially breached any representation or warranty in Section 6.15(d) or Section 6.15(e)), terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other catastrophic weather or natural disaster, or any epidemic, pandemic or outbreak of illness (including the COVID-19 (or SARS-CoV-2) virus) or other public health event or any other force majeure event, whether or not caused by any Person (other than Parent or any of its Subsidiaries), or any national or international calamity or crisis; (vi) any actions taken or omitted to be taken by Parent or any of its Subsidiaries that are expressly required to be taken by this Agreement or any actions taken or omitted to be taken with the Company’s prior written consent or at the Company’s written request (except for any obligation to operate in the ordinary course or similar obligation); (vii) any changes, events, occurrences, state of facts, conditions, circumstances, developments or effects that were caused by the negotiation of, entry into or announcement, pendency or performance of the transactions contemplated by this Agreement; provided, however, that the exceptions in this clause (vii) shall not apply with respect to references to Parent Material Adverse Effect in the representations and warranties contained in Section 6.4 (and in Section 8.3(a) and Section 9.3(b) to the extent related to such portions of such representation); (viii) any regulatory, preclinical or clinical, competitive, pricing, reimbursement or manufacturing changes, events, occurrences, state of facts, conditions, circumstances, developments or effects relating to or affecting any collaboration program between Parent and the Company and the related Product Candidates; or (ix) a decline in the market price, or change in trading volume, of the Parent Shares on NASDAQ; provided that the exception in this clause (viii) shall not prevent or otherwise affect a determination that any change, event, occurrence, state of facts, condition, circumstance, development or effect (not otherwise excluded under this definition) underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Parent Material Adverse Effect; provided, further, that, with respect to clauses (i), (ii), (iii), and (v), such change, event, occurrence, state of facts, condition, circumstance, development or effect shall be taken into account in determining whether a “Parent Material Adverse Effect” has occurred to the extent it disproportionately adversely affects Parent and its Subsidiaries compared to other companies of similar size in the industry in which Parent and its Subsidiaries primarily operate.

“Parent Material Contract” has the meaning set forth in Section 6.9(a).

“Parent Notice Period” has the meaning set forth in Section 7.3(b).

“Parent Options” has the meaning set forth in Section 6.2(a).

“Parent Recommendation” has the meaning set forth in the Recitals.

“Parent Related Persons” has the meaning set forth in Section 9.5(f).

“Parent Reports” has the meaning set forth in Section 6.5(a).

“Parent RSUs” has the meaning set forth in Section 6.2(a).

“Parent Share Issuance” has the meaning set forth in the Recitals.

“Parent Shares” has the meaning set forth in the Recitals.

“Parent Significant Stockholders” means, collectively, Cambridge Equities, LP, Chan Soon-Shiong Family Foundation and Dr. Patrick Soon-Shiong.

“Parent Stock Plan” has the meaning set forth in Section 6.2(a).

“Parent Stockholder Approval” means the approval of the Parent Share Issuance by the affirmative vote of a majority of the votes cast on a proposal to approve the Parent Share Issuance by the holders of the Parent Shares voting thereon.

“Parent Stockholders Meeting” has the meaning set forth in Section 7.5(b).

“Parent Superior Proposal” means an unsolicited bona fide written Parent Acquisition Proposal that would result in any Person (other than the Company or its stockholders) becoming the beneficial owner, directly or indirectly, of fifty percent (50%) or more of the assets (on a consolidated basis) or fifty percent (50%) or more of the total voting power of the equity securities of Parent (or of the surviving entity in a merger involving Parent or the resulting direct or indirect parent of Parent or such surviving entity) that the Parent Board (acting upon the recommendation of the Special Committee) or the Special Committee has determined in its good faith judgment, after consultation with its outside financial advisor(s) and outside legal counsel (a) would result in a transaction that, if consummated, would be more favorable to the stockholders of Parent from a financial point of view than the Merger (after taking into account any amendments or other revisions to the terms and conditions of this Agreement agreed to by the Company Board (with the approval of the Independent Director) in writing pursuant to Section 7.3(b) and the time likely to be required to consummate such Parent Acquisition Proposal) and (b) is reasonably capable of being consummated on the terms so proposed.

“Parent Termination Fee” has the meaning set forth in Section 9.5(c).

“Parent Transaction Litigation” has the meaning set forth in Section 7.13(b).

“Parent Voting Agreement” has the meaning set forth in the Recitals.

“Party” and “Parties” have the meanings set forth in the Preamble.

“Permitted Liens” means: (a) specified Liens described in Section 10.13 of the Company Disclosure Letter or Section 10.13 of the Parent Disclosure Letter, as applicable; (b) Liens for Taxes or other governmental charges not yet due and payable, or the validity or amount of which is being contested in good faith by appropriate Proceedings and which are reflected on or specifically reserved against or otherwise disclosed in the consolidated balance sheets included in the Company Disclosure Document or the Parent Reports, as applicable, in accordance with GAAP; (c) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business for amounts not yet past due, or the validity or amount of which is being contested in good faith by appropriate Proceedings and which are reflected on or specifically reserved against or otherwise disclosed in the consolidated balance sheets included in the Company Disclosure Document or the Parent Reports, as applicable; (d) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws or similar legislations, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of indebtedness for borrowed money) or leases, or deposits to secure surety or similar bonds, in each case incurred or made in the ordinary course of business; (e) non-exclusive licenses of Intellectual Property Rights; (f) Liens securing indebtedness incurred after the date hereof in the ordinary course of business; (g) other Liens or imperfections of title that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the asset or property affected by such Liens or imperfections of title, or the conduct of the business of the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, as presently conducted; and (h) easements, rights of way or other similar matters or restrictions or encumbrances that may be shown or disclosed by a current and accurate survey which, in each case, do not materially impair the occupancy or use of the asset or property affected by such Liens for the purposes for which it is currently operated or used.

“Person” means, as broadly interpreted, any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity, the media or other entity of any kind or nature.

“Personal Data” means personal, personally identifiable, sensitive or regulated information or data, including “protected health information” as defined in 45 C.F.R. §160.103.

“Privacy Policies” means all policies and procedures relating to Personal Data or the security, operation, backup or redundancy of any IT Assets.

“Proceeding” means any action, cause of action, claim, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, request for documents, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Product Candidate” means any drug or biological product candidate and any components thereof.

“Reference Price” means the volume weighted average (rounded to the nearest cent) of the trading price for a Parent Share on NASDAQ (as reported by Bloomberg or, if not reported thereby, in another authoritative source mutually selected by Parent and the Company) for the three (3) consecutive trading days ending on (and including) the third (3rd) trading day immediately prior to the Closing Date.

“Related Persons” means, with respect to any Person, such Person’s Affiliates and its and their respective former, current or future directors, officers, other Representatives or equity holders; provided, however, that, unless otherwise explicitly stated, Parent and its Subsidiaries shall be deemed to not be Related Persons of the Company (and vice versa) for any purpose hereunder.

“Representatives” has the meaning set forth in Section 7.2(a).

“Sales CVR Agreement” means the Sales Milestone Contingent Value Rights Agreement, dated as of July 31, 2017, by and between the Company and the Stockholder Representative thereunder.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Special Committee” has the meaning set forth in the Recitals.

“Special Committee Financial Advisor” has the meaning set forth in Section 6.3(b).

“Special Committee Recommendation” has the meaning set forth in the Recitals.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Surviving Corporation Bylaws” has the meaning set forth in Section 2.3.

“Surviving Corporation Charter” has the meaning set forth in Section 2.2.

“Takeover Laws” has the meaning set forth in Section 5.17.

“Tax Return” means any return, report, declaration, form or statement (including information returns) with respect to Taxes, including any schedule or attachment thereto or amendment thereof.

“Taxes” means any taxes of any kind, including those on or measured by or referred to as income, gross receipts, capital, alternative minimum, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, estimated, excise, severance, social security, unemployment, disability, stamp, occupation, premium, value-added, property or windfall profits taxes, imposts, levies, escheat, customs, duties or similar fees, assessments or charges in the nature of a tax, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Entity.

“Termination Fee” has the meaning set forth in Section 9.5(b).

“Third-Party Consents” means each filing, notice, report, consent, registration, approval, permit, waiver or authorization required to be made with or obtained from any Person that is not a Governmental Entity in connection with the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement.

“Transaction Litigation” has the meaning set forth in Section 7.13(b).

“Treasury Regulations” means the U.S. Treasury regulations (including temporary Treasury regulations) promulgated under the Code.

“Unaccredited CVR Agreement” means the Unaccredited Contingent Value Rights Agreement, dated as of July 31, 2017, by and between the Company and the Stockholder Representative thereunder.

“Voting Agreements” means the Company Voting Agreement and the Parent Voting Agreement.

“Willful and Material Breach” means a material breach that is a consequence of an act undertaken by the breaching Party or the failure by the breaching Party to take an act it is required to take under this Agreement, with knowledge that the taking of or failure to take such act would, or would reasonably be expected to, cause a breach of this Agreement.

10.14 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

10.15 Special Committee. Notwithstanding anything to the contrary set forth in this Agreement, until the Effective Time, (i) Parent may take the following actions only with the prior approval of the Special Committee: (a) amending, restating, modifying or otherwise changing any provision of this Agreement; (b) waiving any right under this Agreement or extending the time for the performance of any obligation of the Company hereunder; (c) terminating this Agreement; (d) taking any action under this Agreement that expressly requires the approval of the Special Committee; (e) making any decision or determination, or taking any action under or with respect to this Agreement or the transactions contemplated hereby that would reasonably be expected to be, or is required to be, approved, authorized, ratified or adopted by the Parent Board; (f) granting any approval or consent for, or agreement to, any item for which the approval, consent or agreement of Parent is required under this Agreement; and (g) agreeing to do any of the foregoing and (ii) no decision or determination shall be made, or action taken, by Parent or the Parent Board (including effecting a Change of Parent Recommendation) under or with respect to this Agreement or the transactions contemplated hereby without first obtaining the approval of the Special Committee. For the avoidance of doubt, any requirement of Parent or the Parent Board to obtain the approval of the Special Committee pursuant to this Section 10.15 shall not, and shall not be deemed to, modify or otherwise affect any rights of the Company, or any obligations of Parent or Merger set forth in this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

NANTKWEST, INC.

By:	/s/ Richard Adcock
	Name:	Richard Adcock
	Title:	Chief Executive Officer

NECTARINE MERGER SUB, INC.

By:	/s/ Richard Adcock
	Name:	Richard Adcock
	Title:	Chief Executive Officer

IMMUNITYBIO, INC.

By:	/s/ Patrick Soon-Shiong
	Name:	Patrick Soon-Shiong, MBBCh, FRCS (C), FACS
	Title:	Chairman and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex B

745 Seventh Avenue New York, NY 10019 United States

December 20, 2020

Special Committee of the Board of Directors

NantKwest, Inc.

3530 John Hopkins Court, San Diego, CA 92121

Members of the Special Committee of the Board of Directors:

We understand that NantKwest, Inc., a Delaware corporation (the “Company”), intends to enter into a transaction (the “Proposed Transaction”) with ImmunityBio, Inc., a Delaware corporation (“IB”) and Nectarine Merger Sub, Inc., a wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which: (a) Merger Sub will be merged with and into IB with IB as the surviving corporation; and (b) each common share, par value $0.001 per share, of IB (the “IB Common Stock”) issued and outstanding (other than shares of IB Common Stock held directly by IB as treasury stock or otherwise owned by the Company, IB, Merger Sub or any other direct or indirect wholly owned Subsidiary (as defined in the Agreement) of the Company and, in each case, not held on behalf of third parties, or any Dissenting Shares (as defined in the Agreement)) shall be automatically converted into the right to receive 0.8190 newly issued shares of the common stock, par value $0.0001 per share, of the Company (the “Exchange Ratio”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, to be dated as of December 21, 2020, among IB, Merger Sub and the Company (the “Agreement”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Special Committee of the Board of Directors of the Company (the “Special Committee”) to render our opinion with respect to the fairness, from a financial point of view, to the Company of the Exchange Ratio to be paid by the Company in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration paid in the Proposed Transaction or otherwise. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.

In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of December 20, 2020, and the specific terms of the Proposed Transaction, including the Parent Voting Agreement and Company Voting Agreement (in each case, as such capitalized terms are defined in the Agreement); (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, June 30 and March 31, 2020; (3) non-public information concerning IB that we believe to be relevant to our analysis; (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company; (5) financial and operating information with respect to the business, operations and prospects of the Company prepared by a third party consultant (the “Consultant”) under the guidance of the Special Committee and furnished to us by the Special Committee for purposes of our analysis, including financial projections of the Company prepared by the Consultant and certain adjustments to such projections prepared at the direction of the Special Committee (the “Company Projections”); (6) financial and operating information with respect to the business, operations and prospects of IB furnished to us by IB, including financial projections of IB prepared by management of IB; (7) financial and operating information with respect to the business, operations and prospects of IB prepared by the Consultant under the guidance of the Special Committee and furnished to us by the Special Committee for purposes of our analysis, including financial projections of IB prepared by the Consultant and certain adjustments to such projections prepared at the direction of the Special Committee (the “IB Projections”); (8) a trading history of the Company’s common stock from December 19, 2019 to December 18, 2020; (9) a comparison of the trading values of the Company and of IB with that of other companies that we deemed relevant; (10) a comparison of the historical financial results and present financial condition of the Company and IB with each other; (11) the pro forma impact of the Proposed Transaction on the future financial performance of the combined company, including (i) certain financial and operating information with respect to the business, operations and prospects of the Company on a pro forma basis giving effect to the Proposed Transaction prepared by the Consultant under the guidance of the Special Committee and furnished to us by the Special Committee for purposes of our analysis, including financial projections of the Company on a pro forma basis giving effect to the Proposed Transaction prepared by the Consultant and certain adjustments to such financial projections prepared at the direction of the Special Committee (the “Pro Forma Projections”) and (ii) cost savings, operating synergies and other strategic benefits expected by the Special Committee to result from a combination of the businesses (the “Expected Synergies”); and (12) published estimates of independent research analysts with respect to the future financial performance and price targets of the Company. In addition, we have had discussions with the management of the Company and IB concerning their respective businesses, operations, assets, liabilities, financial conditions and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company and of the Special Committee that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. We have used in our analysis, at the direction of the Special Committee, the Company Projections, the IB Projections and the Pro Forma Projections, and, upon the advice of the Special Committee, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Special Committee and the Consultant as to the future financial performance of the Company and IB and that the Company and IB will perform substantially in accordance with such projections. Furthermore, upon the advice of the Special Committee, we have assumed that the amounts and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized in accordance with such estimates. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or IB and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or IB. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company’s business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We express no opinion as to the prices at which shares of common stock of the Company would trade following the announcement or consummation of the Proposed Transaction.

We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Special Committee, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Exchange Ratio to be paid by the Company in the Proposed Transaction is fair to the Company.

We have acted as financial advisor to the Special Committee in connection with the Proposed Transaction and will receive fees for our services a portion of which is payable upon rendering this opinion or entering into a definitive agreement with respect to the Proposed Transaction and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We may have performed various investment banking services for the Company and IB in the past, and expect to perform such services in the future, and may have received, and expect to receive, customary fees for such services. Other than in connection with the Proposed Transaction, we have not performed any investment banking services for the Company or IB in the past two years pursuant to which compensation was received.

Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company or IB, or their respective affiliates, for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Special Committee and is rendered to the Special Committee in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

BARCLAYS CAPITAL INC.

Annex C

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262 Appraisal rights [For application of this section, see § 17; 82 Del. Laws, c. 45, § 23; and 82 Del. Laws, c. § 24].

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the

Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Officers and Directors.

NantKwest’s amended and restated certificate of incorporation contains provisions that eliminate, to the maximum extent permitted by the DGCL, the personal liability of NantKwest’s directors and executive officers for monetary damages for breach of their fiduciary duties as directors or officers. NantKwest’s amended and restated certificate of incorporation and amended and restated bylaws provide that NantKwest must indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the DGCL.

Sections 145 and 102(b)(7) of the DGCL provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

NantKwest has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and amended and restated bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

NantKwest has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of NantKwest against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

Item 21.	Exhibits and Financial Statement Schedules.

A list of exhibits included as part of this registration statement is set forth in the Exhibit Index which is included prior to the signature page hereto and hereby incorporated by reference.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of such registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or their securities provided by or on behalf of such registrant; and

(iv) any other communication that is an offer in the offering made by such registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8) That every prospectus (i) that is filed pursuant to paragraph (7) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the

Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(10) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(11) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

2.1†	Agreement and Plan of Merger, dated as of December 21, 2020, by and among NantKwest, Inc., Nectarine Merger Sub, Inc. and ImmunityBio, Inc. (attached as Annex A to the joint proxy and consent solicitation statement/prospectus that forms a part of this Registration Statement on Form S-4 and incorporated herein by reference).

5.1*	Opinion of Goodwin Procter LLP regarding the legality of the securities being registered.

8.1*	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP regarding certain U.S. federal income tax matters.

10.1	Voting Agreement, dated as of December 21, 2020, by and among ImmunityBio, Inc., NantKwest, Inc. and the NantKwest, Inc. stockholders party thereto (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by NantKwest, Inc. with the Securities and Exchange Commission on December 22, 2020 and incorporated herein by reference).

10.2	Voting Agreement, dated as of December 21, 2020, by and among ImmunityBio, Inc., NantKwest, Inc. and the ImmunityBio, Inc. stockholders party thereto (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by NantKwest, Inc. with the Securities and Exchange Commission on December 22, 2020 and incorporated herein by reference).

10.3†	Agreement and Plan of Merger, dated March 31, 2017, by and among ImmunityBio, Inc., Bio Merger Sub Inc., Liquid Genomics, Inc. and the Stockholder Representative thereunder.

10.4†	Agreement and Plan of Merger, dated May 19, 2017, by and among ImmunityBio, Inc., Altor Acquisition LLC, Altor BioScience Corporation and Shareholder Representative Services LLC

10.5†	Agreement and Plan of Merger, dated May 15, 2018, by and among ImmunityBio, Inc., Receptome Acquisition Corporation, Receptome, Inc., and the Selling Stockholder thereunder.

10.6	Amended and Restated Promissory Note, dated July 28, 2020, issued by ImmunityBio, Inc. to Nant Capital, LLC.

10.7	Amended and Restated Promissory Note, dated July 28, 2020, issued by ImmunityBio, Inc. to NantWorks, LLC.

10.8	Amended and Restated Promissory Note, dated July 28, 2020, issued by ImmunityBio, Inc. to NantCancerStemCell, LLC.

10.9	Amended and Restated Promissory Note, dated July 28, 2020, issued by ImmunityBio, Inc. to NantMobile, LLC

10.10	Promissory Note, dated September 30, 2020, issued by ImmunityBio, Inc. to Nant Capital, LLC.

10.11	FDA Milestone Contingent Value Rights Agreement, dated July 31, 2017, by and between ImmunityBio, Inc. and the Stockholder Representative thereunder.

10.12	Sales Milestone Contingent Value Rights Agreement, dated July 31, 2017, by and between ImmunityBio, Inc. and the Stockholder Representative thereunder.

10.13+	Common Stock Purchase Warrant, dated June 30, 2016, issued by ImmunityBio, Inc. to NantWorks, LLC.

10.14#	2015 Stock Incentive Plan of ImmunityBio, Inc., as amended, and forms of agreement thereunder.

10.15	Exclusive License Agreement, dated April 21, 2015, by and between ImmunityBio, Inc. and Sorrento Therapeutics, Inc. (filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Sorrento Therapeutics, Inc. with the Securities and Exchange Commission on August 7, 2015 and incorporated herein by reference).

Exhibit Number	Description of Exhibit

10.16	Exclusive License Agreement, dated July 27, 2017, by and between ImmunityBio, Inc. and CytRx Corporation (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by CytRx Corporation with the Securities and Exchange Commission on August 1, 2017 and incorporated herein by reference).

10.17+	Exclusive License Agreement, dated February 16, 2016, by and between NantBioScience, Inc. and Etubics Corporation.

10.18+	Exclusive License Agreement, dated January 1, 2020, by and between ImmunityBio, Inc. and GlobeImmune, Inc.

10.19	Exclusive License Agreement, dated August 7, 2020, by and between ImmunityBio, Inc. and iosBio Ltd.

10.20	Assignment Agreement, dated July 31, 2017, by and between ImmunityBio, Inc. and NantOmics, LLC.

10.21	Shared Services Agreement, dated May 13, 2015, by and between ImmunityBio, Inc. and NantWorks, LLC.

10.22	Amendment #1 to Shared Services Agreement, dated January 1, 2016, by and between ImmunityBio, Inc. and NantWorks, LLC.

10.23+	Supply Agreement, dated August 15, 2018, by and between ImmunityBio, Inc. and NantBio, Inc.

10.24	Shared Services Agreement, dated April 4, 2019, by and between ImmunityBio, Inc. and NantBio, Inc.

10.25	Assignment Agreement, dated July 2, 2017, by and between NantPharma, LLC and Immunotherapy NANTibody, LLC.

10.26	Letter Agreement, dated February 14, 2018, by and between NantPharma, LLC and Immunotherapy NANTibody, LLC.

10.27+	Commercial Lease, dated February 1, 2017, by and between Duley Road, LLC and Altor BioScience Manufacturing Company, LLC.

10.28+	Commercial Lease, dated January 28, 2019, by and between Duley Road, LLC and ImmunityBio, Inc.

10.29+	Commercial Lease, dated January 28, 2019, by and between Duley Road, LLC and ImmunityBio, Inc.

10.30†	Common Stock Purchase Agreement, dated April 30, 2018, by and among ImmunityBio, Inc. and NantBio, Inc.

10.31#^	Offer Letter, dated August 3, 2020, by and among ImmunityBio, Inc. and David Sachs.

21.1	Subsidiaries of NantKwest, Inc. (filed as Exhibit 21.1 to the Annual Report on Form 10-K filed by NantKwest, Inc. with the Securities and Exchange Commission on March 25, 2020 and incorporated herein by reference).

23.1	Consent of Ernst & Young LLP relating to NantKwest, Inc.

23.2	Consent of Ernst & Young LLP relating to ImmunityBio, Inc.

23.3*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

23.4*	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 8.1).

24.1	Powers of Attorney for NantKwest, Inc. (included on the signature page to this Registration Statement).

Exhibit Number	Description of Exhibit

99.1*	Form of Proxy Card for Special Meeting of NantKwest, Inc.

99.2*	Form of Written Consent to be used by holders of ImmunityBio, Inc. common stock.

99.3	Consent of Barclays Capital Inc.

†	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. NantKwest agrees to furnish to the SEC a copy of any omitted schedule or exhibit upon request.
+	Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. NantKwest agrees to furnish to the SEC a copy of any omitted schedule or exhibit upon request.
#	Indicates management contract or compensatory plan.
^	Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(a)(6).
*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on January 19, 2021.

NANTKWEST, INC.

By:	/s/ Richard Adcock
Name: Richard Adcock
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Richard Adcock and Sonja Nelson, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated on January 19, 2021.

Signature	Title

/s/ Patrick Soon-Shiong Patrick Soon-Shiong, MBBCh, FRCS (C), FACS	Executive Chairman of the Board of Directors

/s/ Richard Adcock Richard Adcock	Chief Executive Officer (Principal Executive Officer)

/s/ Barry J. Simon Barry J. Simon, M.D.	President, Chief Administrative Officer, and Director

/s/ Sonja Nelson Sonja Nelson	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Michael D. Blaszyk Michael D. Blaszyk	Director

/s/ Frederick W. Driscoll Frederick W. Driscoll	Director

/s/ John C. Thomas, Jr John C. Thomas, Jr.	Director

/s/ Cheryl Cohen Cheryl Cohen	Director